As filed with the Securities and Exchange Commission on August 8, 2017

Registration No. 333-219358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OPEXA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Texas	2834	76-0333165
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2635 Technology Forest Blvd.

The Woodlands, TX 77381

(281) 272-9331

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neil K. Warma

President, Chief Executive Officer and Acting Chief Financial Officer

Opexa Therapeutics, Inc.

2635 Technology Forest Blvd.

The Woodlands, TX 77381

(281) 272-9331

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mike Hird Patty M. DeGaetano Pillsbury Winthrop Shaw Pittman LLP 12255 El Camino Real, Suite 300 San Diego, California 92130 (619) 234-5000	Chris Schelling President and Chief Executive Officer Acer Therapeutics Inc. 222 Third Street, Suite 2240 Cambridge, MA 02142 (844) 902-6100	David R. Pierson William R. Kolb Daniel Clevenger Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02210 (617) 832-1209

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 8, 2017

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Opexa Therapeutics, Inc. and the Shareholders of Acer Therapeutics Inc.:

Opexa Therapeutics, Inc., or Opexa, and Acer Therapeutics Inc., or Acer, entered into an Agreement and Plan of Merger and Reorganization on June 30, 2017, or the Merger Agreement, pursuant to which a wholly-owned subsidiary of Opexa will merge with and into Acer, with Acer surviving as a wholly-owned subsidiary of Opexa, which is referred to as the Merger. Acer and Opexa believe that the Merger will result in a late-stage clinical pharmaceutical company focused on the development and commercialization of therapeutics for patients with serious rare diseases with significant unmet medical need.

Immediately prior to the effective time of the Merger, each share of Acer preferred stock will be converted into one share of Acer’s common stock, or Acer common stock, as determined in accordance with the Acer certificate of incorporation then in effect. At the effective time of the Merger, each share of Acer common stock will be converted into the right to receive a number of shares of Opexa common stock referred to in this proxy statement/prospectus/information statement as the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio will be approximately 10.4 pre-split shares of Opexa’s common stock, or Opexa common stock, to each share of Acer Common Stock. Opexa will assume each outstanding and unexercised option to purchase Acer common stock, which will be converted into options to purchase Opexa common stock. Opexa shareholders will continue to own and hold their existing shares of Opexa common stock. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in the attached proxy statement/prospectus/information statement, and these estimates are subject to adjustment.

Immediately after the Merger, (a) current Opexa shareholders are expected to own approximately 11.2% of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the combined company (excluding any shares issued to current shareholders in Acer’s concurrent financing), and (c) the investors participating in Acer’s concurrent financing are expected to own approximately 25% of the combined company (excluding any shares previously held by investors in the concurrent financing), each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. These estimates are based on the anticipated pre-split Exchange Ratio and post-split Exchange Ratios and are subject to adjustment.

Shares of Opexa common stock are currently listed on The NASDAQ Capital Market under the symbol “OPXA.” Acer has filed an initial listing application for the combined company with The NASDAQ Capital Market. After completion of the Merger, Opexa will be renamed “Acer Therapeutics Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “ACER.” On August 7, 2017, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Opexa common stock was $0.93 per share.

Opexa is holding a special meeting of shareholders, or the Opexa special meeting, in order to obtain the shareholder approvals necessary to complete the Merger and related matters. At the Opexa special meeting, which will be held at 12255 El Camino Real, Suite 300, San Diego, California 92130, at                     , local time, on                     , 2017, unless postponed or adjourned to a later date, Opexa will ask its shareholders to, among other things:

•	approve the issuance of shares of Opexa common stock to Acer shareholders pursuant to the terms of the Merger Agreement;

•	approve the change in control of Opexa resulting from the Merger;

•	approve an increase in the number of shares of common stock available for issuance under Opexa’s Amended and Restated 2010 Stock Incentive Plan;

•	approve an amendment to the certificate of formation of Opexa changing the Opexa corporate name to “Acer Therapeutics Inc.”;

•	approve an amendment to the certificate of formation of Opexa effecting a reverse stock split of Opexa’s issued and outstanding common stock within a range of every one to 15 shares (or any number in between) of outstanding Opexa common stock being combined and reclassified into one share of Opexa common stock;

•	consider and vote upon an adjournment of the Opexa special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above; and

•	transact such other business as may properly come before the shareholders at the Opexa special meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus/information statement, certain Acer shareholders who in the aggregate own or control a majority of the outstanding shares of Acer common stock on an as-converted to common stock basis, and the executive officer and directors of Opexa, are parties to support agreements with Opexa and Acer, respectively, whereby such parties agreed to vote in favor of certain proposals described in this proxy statement/prospectus/information statement, subject to the terms of the support agreements.

In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the Securities and Exchange Commission, or the SEC, and pursuant to the conditions of the Merger Agreement, the Acer shareholders who are party to the support agreements will each execute an action by written consent of the Acer shareholders, referred to herein as the written consent, adopting the Merger Agreement, thereby approving the Merger and related transactions. These shareholders hold a sufficient number of shares of Acer capital stock to adopt the Merger Agreement, and no meeting of Acer shareholders to adopt the Merger Agreement and approve the Merger and related transactions will be held. Nevertheless, all Acer shareholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Acer a written consent.

After careful consideration, the Opexa and Acer boards of directors have approved the Merger Agreement and the respective proposals described in this proxy statement/prospectus/information statement, and each of the Opexa and Acer boards of directors has determined that it is advisable to consummate the Merger. Opexa’s board of directors recommends that its shareholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and Acer’s board of directors recommends that its shareholders sign and return the written consent to Acer indicating their approval of the Merger and adoption of the Merger Agreement and related transactions.

More information about Opexa, Acer and the Merger is contained in this proxy statement/prospectus/information statement. Opexa and Acer urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 25.

Opexa and Acer are excited about the opportunities the Merger brings to both Opexa’s shareholders and Acer’s shareholders, and thank you for your consideration and continued support.

Neil K. Warma	Chris Schelling
President, Chief Executive Officer	President and Chief Executive Officer
and Acting Chief Financial Officer	Acer Therapeutics Inc.
Opexa Therapeutics, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated                     , 2017, and is first being mailed to Opexa shareholders and Acer shareholders on or about                     , 2017.

OPEXA THERAPEUTICS, INC.

2635 TECHNOLOGY FOREST BLVD.

THE WOODLANDS, TX 77381

(281) 272-9331

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On                     , 2017

Time:	, local time
Date:	, 2017
Place:	12255 El Camino Real, Suite 300, San Diego, California 92130

Purposes:

1.	To approve the issuance of shares of common stock of Opexa Therapeutics, Inc., or Opexa, to shareholders of Acer Therapeutics Inc., or Acer, pursuant to the terms of the Agreement and Plan of Merger and Reorganization between Opexa, Acer and Opexa Merger Sub, Inc., dated June 30, 2017, a copy of which is attached as Annex A, which is referred to as the Merger Agreement;

2.	To approve the change in control of Opexa resulting from the merger contemplated by the Merger Agreement;

3.	To approve an increase in the number of shares of common stock available for issuance under Opexa’s Amended and Restated 2010 Stock Incentive Plan;

4.	To approve an amendment to the certificate of formation of Opexa changing the Opexa corporate name to “Acer Therapeutics Inc.” in the form attached as Annex B;

5.	To approve an amendment to the certificate of formation of Opexa effecting a reverse stock split of Opexa’s issued and outstanding common stock within a range of every one to 15 shares (or any number in between) of outstanding Opexa common stock being combined and reclassified into one share of Opexa common stock in the form attached as Annex C;

6.	To consider and vote upon an adjournment of the Opexa special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above; and

7.	To transact such other business as may properly come before the shareholders at the Opexa special meeting or any adjournment or postponement thereof.

Record Date:	Opexa’s board of directors has fixed , 2017 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Opexa special meeting and any adjournment or postponement thereof. Only holders of record of shares of Opexa common stock at the close of business on the record date are entitled to notice of, and to vote at, the Opexa special meeting. At the close of business on the record date, Opexa had shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Opexa common stock having voting power present in person or represented by proxy at the Opexa special meeting, assuming a quorum is present, is required for approval of Opexa Proposal Nos. 1, 2, 3 and 6. The affirmative vote of the holders of a majority of the outstanding shares of Opexa common stock entitled to vote on the record date for the Opexa special meeting is required for approval of Opexa Proposal Nos. 4 and 5. Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Even if you plan to attend the Opexa special meeting in person, Opexa requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Opexa special meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Opexa special meeting.

OPEXA’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO OPEXA AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. OPEXA’S BOARD OF DIRECTORS RECOMMENDS THAT OPEXA SHAREHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of Opexa’s Board of Directors,

Neil K. Warma

President, Chief Executive Officer

and Acting Financial Officer

The Woodlands, Texas

                    , 2017

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Opexa that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the chief executive officer of Opexa Therapeutics, Inc., 2635 Technology Forest Blvd., The Woodlands, TX 77381 or by calling (281) 272-9331.

To ensure timely delivery of these documents, any request should be made no later than                     , 2017 to receive them before the special meeting.

For additional details about where you can find information about Opexa, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

i

Meeting of Opexa Shareholders and Written Consent of Acer Shareholders	146

Regulatory Approvals	146

Acer Stock Options	146

Indemnification and Insurance for Officers and Directors	146

Additional Agreements	147

NASDAQ Stock Market Listing	147

Conditions to the Completion of the Merger	148

Termination of the Merger Agreement and Termination Fee	150

Amendment	151

Expenses	151

Directors and Officers of Opexa Following the Merger	151

Amendments to the Certificate of Formation of Opexa	151

Special Meeting of Opexa Shareholders	152

Acer Written Consent	152

AGREEMENTS RELATED TO THE MERGER	153

Subscription Agreement	153

Support Agreements	154

MATTERS BEING SUBMITTED TO A VOTE OF OPEXA SHAREHOLDERS	156

Opexa Proposal No. 1: Approval of the Issuance of Common Stock in the Merger	156

Opexa Proposal No. 2: Approval of the Change of Control Resulting from the Merger	156

Opexa Proposal No. 3: Approval of Increase in Number of Shares of Common Stock Available for Issuance Under Opexa’s Amended and Restated 2010 Stock Incentive Plan	157

Opexa Proposal No. 4: Approval of Name Change	159

Opexa Proposal No. 5: Approval of the Amendment to the Certificate of Formation of Opexa Effecting the Reverse Stock Split	160

Opexa Proposal No. 6: Approval of Possible Adjournment of the Opexa Special Meeting	167

OPEXA BUSINESS	168

ACER BUSINESS	175

OPEXA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	197

ACER MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	204

MANAGEMENT FOLLOWING THE MERGER	214

Executive Officers and Directors	214

Board of Directors of the Combined Company Following the Merger	216

Director Compensation	218

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Opexa Proposal No. 5 in this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q: What is the Merger?

A: Opexa Therapeutics, Inc., or Opexa, and Acer Therapeutics Inc., or Acer, have entered into an Agreement and Plan of Merger and Reorganization dated June 30, 2017, or the Merger Agreement. The Merger Agreement contains the terms and conditions of the proposed business combination of Opexa and Acer. Under the Merger Agreement, Opexa Merger Sub, Inc., a wholly-owned subsidiary of Opexa, or Merger Sub, will merge with and into Acer, with Acer surviving as a wholly-owned subsidiary of Opexa. After the completion of the Merger, Opexa will change its corporate name to “Acer Therapeutics Inc.” as required by the Merger Agreement. This transaction is referred to as the Merger.

Immediately prior to the effective time of the Merger, each share of Acer preferred stock will be converted into one share of Acer’s common stock, or Acer common stock, as determined in accordance with the Acer certificate of incorporation then in effect. At the effective time of the Merger, each share of Acer common stock will be converted into the right to receive a fraction of a share of Opexa common stock, or the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio will be approximately 10.4 pre-split shares of Opexa’s common stock, or Opexa common stock, and is expected to be approximately one post-split share of Opexa common stock. Opexa will assume each outstanding and unexercised option to purchase Acer common stock, which will be converted into options to purchase Opexa common stock. Opexa shareholders will continue to own and hold their existing shares of Opexa common stock. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in this proxy statement/prospectus/information statement, and these estimates are subject to adjustment.

Immediately after the Merger, (a) current Opexa shareholders are expected to own approximately 11.2% of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the combined company (excluding any shares issued to current shareholders in Acer’s concurrent financing), and (c) the investors participating in Acer’s concurrent financing are expected to own approximately 25% of the combined company (excluding any shares previously held by investors in the concurrent financing), each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. These estimates are based on the anticipated pre-split Exchange Ratio and post-split Exchange Ratios and are subject to adjustment.

The rules applicable to the calculation of the Exchange Ratio, which are described in the sections titled “The Merger—Merger Consideration and Exchange Ratio” and “The Merger Agreement—Merger Consideration and Exchange Ratio”, are complex and circumstances as of the effective time of the Merger may result in an Exchange Ratio that differs from estimates in this proxy statement/prospectus/information statement.

Q: What will happen to Opexa if, for any reason, the Merger does not close?

A: If, for any reason, the Merger does not close, Opexa’s board of directors may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of the various assets of Opexa, dissolve and liquidate its assets, or continue to operate the business of Opexa. If Opexa decides to dissolve and liquidate its assets, Opexa would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to shareholders after paying the debts and other obligations of Opexa and setting aside funds for reserves.

If Opexa were to continue its business, in addition to raising additional capital to do so it would likely need to identify, acquire and develop other products or product candidates, as it has no current plans to pursue further development of Tcelna, its development candidate for multiple sclerosis, given the lack of efficacy demonstrated in the Phase IIb Abili-T clinical study, announced in the fourth quarter of 2016. Further, as of June 30, 2017, the Opexa workforce consisted of two employees and Opexa no longer has employees engaged in research, development or commercialization activities. If Opexa decided to reestablish its business, Opexa would also need to rebuild its workforce and management team.

Q: Why are the two companies proposing to merge?

A: Following the Merger, Opexa and Acer believe that the Merger will result in a late-stage clinical pharmaceutical company focused on the development and commercialization of therapeutics for patients with serious rare diseases with significant unmet medical needs. Opexa and Acer believe that the combined company will have the following potential advantages: (i) a differentiated, late-stage clinical product development pipeline; (ii) appropriate resources; (iii) an experienced management team; and (iv) the potential to access additional sources of capital.

Q: Why am I receiving this proxy statement/prospectus/information statement?

A: You are receiving this proxy statement/prospectus/information statement because you have been identified as a shareholder of Opexa or a shareholder of Acer as of the applicable record date, and you are entitled, as applicable, to vote at Opexa’s special meeting of shareholders to approve the matters set forth above, or to sign and return the Acer written consent to adopt and approve the matters set forth in the written consent. This document serves as:

•	a proxy statement of Opexa used to solicit proxies for its special meeting of shareholders to vote on the matters set forth above;

•	a prospectus of Opexa used to offer shares of Opexa common stock in exchange for shares of Acer common stock in the Merger and issuable upon exercise of Acer options; and

•	an information statement of Acer used to solicit the written consent of its shareholders for approval of matters relating to the Merger.

Q: What approvals by the shareholders of Acer and Opexa are required to consummate the Merger?

A: To consummate the Merger, Opexa shareholders must approve the proposal numbers 1 through 5. Pursuant to the terms of the Merger Agreement, Opexa is also requesting that Opexa shareholders approve proposal number 6 below, which is, collectively with proposal numbers 1 through 5, referred to as the Opexa Proposals. The Opexa Proposals include the following matters:

1.	the issuance of shares of Opexa common stock to Acer shareholders pursuant to the terms of the Agreement and Plan of Merger and Reorganization between Opexa, Acer and Opexa Merger Sub, Inc., dated June 30, 2017, a copy of which is attached as Annex A, which is referred to as the Merger Agreement;

2.	the change in control of Opexa resulting from the Merger contemplated by the Merger Agreement;

3.	an increase in the number of shares of common stock available for issuance under Opexa’s Amended and Restated 2010 Stock Incentive Plan;

4.	an amendment to the certificate of formation of Opexa changing the Opexa corporate name to “Acer Therapeutics Inc.” in the form attached as Annex B;

5.	an amendment to the certificate of formation of Opexa effecting a reverse stock split of Opexa’s issued and outstanding common stock within a range of every one to 15 shares (or any number in between) of outstanding Opexa common stock being combined and reclassified into one share of Opexa common stock in the form attached as Annex C, which is referred to as the reverse stock split;

6.	to consider and vote on an adjournment of the Opexa special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.

The presence, in person or represented by proxy, at the Opexa special meeting of the holders of a majority of the shares of Opexa common stock outstanding and entitled to vote at the Opexa special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of the holders of a majority of the shares of Opexa common stock having voting power present in person or represented by proxy at the Opexa special meeting, assuming a quorum is present, is required for approval of Opexa Proposal Nos. 1, 2, 3 and 6. The affirmative vote of the holders of a majority of the outstanding shares of Opexa common stock entitled to vote on the record date for the Opexa special meeting is required for approval of Opexa Proposal Nos. 4 and 5. Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3, 4 and 5.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “AGAINST” votes for Opexa Proposal Nos. 4 and 5, but will have no effect on Opexa Proposal Nos. 1, 2, 3 and 6. Similarly, broker non-votes will have the same effect as “AGAINST” votes for Opexa Proposal Nos. 4 and 5, but will have no effect on Opexa Proposal Nos. 1, 2, 3 and 6.

As of June 30, 2017, the directors and executive officer of Opexa owned or controlled 1.08% of the outstanding shares of Opexa common stock entitled to vote at the Opexa special meeting. The directors and executive officer of Opexa owning these shares are subject to support agreements. Each Opexa shareholder that entered into a support agreement has agreed to vote all shares of Opexa common stock owned by him or her as of the record date in favor of the Opexa Proposals and against any “acquisition proposal,” as defined in the Merger Agreement.

The adoption of the Merger Agreement and the approval of the Merger and related transactions by the shareholders of Acer require the affirmative votes of the holders of (i) a majority of the outstanding Acer common stock and preferred stock, voting together as one class, (ii) 50% of the shares of Acer preferred stock, voting together as one class, and (iii) 50% of the shares of Acer Series B preferred stock, voting together as one class. In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Acer shareholders who are party to the support agreements will each execute written consents approving the Merger and related transactions. These shareholders hold a sufficient number of shares of Acer capital stock to adopt the Merger Agreement, and no meeting of Acer shareholders to adopt the Merger Agreement and approve the Merger and related transactions will be held. Shareholders of Acer, including those who are parties to support agreements, are being requested to execute written consents providing such approvals.

For a more complete description of the closing conditions under the Merger Agreement, you are urged to read the section titled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q: What will Acer shareholders and optionholders receive in the Merger?

A: As a result of the Merger, Acer securityholders will become entitled to receive shares of Opexa common stock equal to approximately 88.8% of the outstanding common stock of the combined company, assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. Following the closing of the Merger, Acer’s optionholders will have each Acer option converted into an option to purchase Opexa common stock, with the number of shares and exercise price being appropriately adjusted to reflect the Exchange Ratio between Opexa common stock and Acer common stock determined in accordance with the Merger Agreement.

For a more complete description of what Acer shareholders and optionholders will receive in the Merger, please see the sections titled “Market Price and Dividend Information” and “The Merger Agreement—Merger Consideration and Exchange Ratio” in this proxy statement/prospectus/information statement.

Q: Who will be the directors of Opexa following the Merger?

A: Immediately following the Merger, Opexa’s board of directors is expected to be composed of seven directors to be designated solely by Acer, including the following: Chris Schelling, Stephen J. Aselage, Hubert Birner, Michelle Griffin, John M. Dunn, Luc Marengere and one additional independent director that Acer expects to identify prior to the consummation of the Merger.

Q: Who will be the executive officers of Opexa immediately following the Merger?

A: Immediately following the Merger, the executive management team of Opexa is expected to be composed of the members of the Acer executive management team prior to the Merger, as set forth below:

Name	Title
Chris Schelling	President and Chief Executive Officer
Harry Palmin	Chief Financial Officer
Robert Steiner, M.D.	Chief Medical Officer
Jefferson Davis	Chief Business Officer

Q: As an Opexa shareholder, how does Opexa’s board of directors recommend that I vote?

A: After careful consideration, Opexa’s board of directors recommends that Opexa shareholders vote “FOR” all of the Opexa Proposals.

Q: As an Acer shareholder, how does Acer’s board of directors recommend that I vote?

A: After careful consideration, Acer’s board of directors recommends that Acer shareholders execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby.

Q: What risks should I consider in deciding whether to vote in favor of the Merger or to execute and return the written consent, as applicable?

A: You should carefully review the section of this proxy statement/prospectus/information statement titled “Risk Factors” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Opexa and Acer, as an independent company, is subject.

Q: When do you expect the Merger to be consummated?

A: The Merger is anticipated to occur as early as the third quarter of 2017 after the Opexa special meeting to be held on                 , 2017, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q: What do I need to do now?

A: Opexa and Acer urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the Merger affects you.

If you are an Opexa shareholder of record, you may provide your proxy instructions in one of three different ways. First, you can attend the Opexa special meeting in person and Opexa will provide you with a ballot when you arrive at the meeting. Second, you can mail your signed proxy card in the enclosed return envelope. Third, you can provide your proxy instructions via fax by following the instructions on your proxy card. If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of Opexa shareholders.

If you are a shareholder of Acer, you may execute and return your written consent to Acer in accordance with the instructions provided.

Q: What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A: If you are an Opexa shareholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Opexa Proposal Nos. 1, 2, 3 and 6 and will have the same effect as voting against Opexa Proposal Nos. 4 and 5. Also, your shares will not be counted for purposes of determining whether a quorum is present at the Opexa special meeting.

Q: May I vote in person at the special meeting of shareholders of Opexa?

A: If your shares of Opexa common stock are registered directly in your name with Opexa’s transfer agent, you are considered to be the shareholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Opexa. If you are an Opexa shareholder of record, you may attend the special meeting of Opexa shareholders and vote your shares in person. Even if you plan to attend the Opexa special meeting in person, Opexa requests that you sign and return the enclosed proxy card to ensure that your shares will be represented at the Opexa special meeting if you are unable to attend.

If your shares of Opexa common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction form. As the beneficial owner, you are also invited to attend the special meeting of Opexa shareholders. Because a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Opexa special meeting unless you obtain a legal proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q: When and where is the special meeting of Opexa shareholders being held?

A: The special meeting of Opexa shareholders will be held at 12255 El Camino Real, Suite 300, San Diego, California 92130, at                 , local time, on                 , 2017. Subject to space availability, all Opexa shareholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis.

Q: If my Opexa shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Opexa common stock on matters requiring discretionary authority without instructions from you.

If you do not give instructions to your broker, your broker can vote your Opexa shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of The NASDAQ Capital Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Opexa shares will be treated as broker non-votes. It is anticipated that Opexa Proposal Nos. 1, 2, 4 and 5 will be non-discretionary items. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q: May I change my vote after I have submitted a proxy or provided proxy instructions?

A: Opexa shareholders of record, other than those Opexa shareholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Opexa special meeting in one of three ways. First, a shareholder of record of Opexa can send a written notice to the Secretary of Opexa stating that it would like to revoke its proxy. Second, a shareholder of record of Opexa can submit new proxy instructions on a new proxy card. Third, a shareholder of record of Opexa can attend the Opexa special meeting and vote in person. Attendance alone will not revoke a proxy. If an Opexa shareholder who owns Opexa shares in “street name” has instructed a broker to vote its shares of Opexa common stock, the shareholder must follow directions received from its broker to change those instructions.

Q: Who is paying for this proxy solicitation?

A: Opexa and Acer will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Opexa common stock for the forwarding of solicitation materials to the beneficial owners of Opexa common stock. Opexa will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Opexa has retained Advantage Proxy to assist it in soliciting proxies using the means referred to above. Opexa will pay the fees of Advantage Proxy, which Opexa expects to be approximately $10,000, plus reimbursement of out-of-pocket expenses.

Q: What are the material U.S. federal income tax consequences of the reverse stock split to Opexa shareholders?

A: The reverse stock split described in Opexa Proposal No. 5 should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder (as described in more detail in the section titled “Matters Being Submitted to a Vote of Opexa Shareholders—Opexa Proposal No. 5: Approval of the Amendment to the Certificate of Formation of Opexa Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”) of Opexa common stock generally should not recognize gain or loss upon such reverse stock split, except with respect to cash received in lieu of a fractional share of Opexa common stock, as discussed below in the section titled “Matters Being Submitted to a Vote of Opexa Shareholders—Opexa Proposal No. 5: Approval of the Amendment to the Certificate of Formation of Opexa Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split—Cash in Lieu of Fractional Shares.” A U.S. Holder’s aggregate tax basis in the shares of Opexa common stock received pursuant to such reverse stock split should equal the aggregate tax basis of the shares of the Opexa common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Opexa common stock), and such U.S. Holder’s holding period in the shares of Opexa common stock received should include the holding period in the shares of Opexa common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Opexa common stock surrendered to the shares of Opexa common stock received in a recapitalization pursuant to such reverse stock split. U.S. Holders of shares of Opexa common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. For more information, please see the section titled “Matters Being Submitted to a Vote of Opexa Shareholders—Opexa Proposal No. 5: Approval of

the Amendment to the Certificate of Formation of Opexa Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.”

Q: What are the material U.S. federal income tax consequences of the Merger to Acer shareholders?

A: Each of Opexa and Acer intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. In general, and subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders of Acer common stock will be as follows:

•	an Acer shareholder will not recognize gain or loss upon the exchange of Acer common stock for Opexa common stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of Opexa common stock as described below;

•	an Acer shareholder who receives cash in lieu of a fractional share of Opexa common stock in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the shareholder’s tax basis allocable to such fractional share;

•	an Acer shareholder’s aggregate tax basis for the shares of Opexa common stock received in the Merger (including any fractional share interest for which cash is received) will equal the shareholder’s aggregate tax basis in the shares of Acer common stock surrendered in the Merger; and

•	the holding period of the shares of Opexa common stock received by an Acer shareholder in the Merger will include the holding period of the shares of Acer common stock surrendered in exchange therefor.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Acer shareholder will depend on such shareholder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Q: Who can help answer my questions?

A: If you are an Opexa shareholder and would like additional copies of this proxy statement/prospectus/information statement without charge or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

ADVANTAGE PROXY

Telephone: (877) 870-8565 (toll free); (206) 870-8565 (collect)

Email: ksmith@advantageproxy.com

If you are an Acer shareholder and would like additional copies of this proxy statement/prospectus/information statement without charge or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Acer Therapeutics Inc.

222 Third Street, Suite 2240

Cambridge, MA 02142

Telephone: (844) 902-6100

Attn: Harry Palmin

Email: hpalmin@acertx.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Opexa special meeting and the Acer shareholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Opexa Proposal No.  5, beginning on page 160 in this proxy statement/prospectus/information statement.

The Companies

Opexa Therapeutics, Inc.

2635 Technology Forest Blvd.

The Woodlands, TX 77381

(281) 272-9331

Opexa is a biopharmaceutical company that has historically focused on developing personalized immunotherapies with the potential to treat major illnesses, including multiple sclerosis, or MS, as well as other autoimmune diseases such as neuromyelitis optica, or NMO. These therapies are based on Opexa’s proprietary T-cell technology. As a consequence of the disappointing results from the Phase IIb clinical trial, or Abili-T, of its lead product candidate, Tcelna® (imilecleucel-T), in patients with secondary progressive MS, or SPMS, Opexa suspended further research and development of Tcelna. Opexa’s current development activities are limited to the oversight of the long-term follow up period in the Abili-T trial, as well as undertaking a review of its other R&D programs including its preclinical program for OPX-212 for the treatment of NMO.

Acer Therapeutics Inc.

222 Third Street, Suite 2240

Cambridge, MA 02142

(844) 902-6100

Acer is a pharmaceutical company that acquires, develops and intends to commercialize therapies for serious rare diseases with significant unmet medical need. Acer is committed to delivering life-changing benefits to patients who lack appropriate treatment options. Acer’s late-stage clinical pipeline includes two candidates for severe genetic disorders for which there are few or no FDA-approved treatments: EDSIVO™ (celiprolol) for vascular Ehlers-Danlos Syndrome, or vEDS, and ACER-001 (a fully taste-masked formulation of sodium phenylbutyrate) for urea cycle disorders, or UCD, and Maple Syrup Urine Disease, or MSUD.

Opexa Merger Sub, Inc.

2635 Technology Forest Blvd.

The Woodlands, TX 77381

(281) 272-9331

Merger Sub is a wholly-owned subsidiary of Opexa and was formed solely for the purpose of carrying out the Merger.

The Merger (see page 103)

If the Merger is completed, Merger Sub will merge with and into Acer, with Acer surviving as a wholly-owned subsidiary of Opexa.

Immediately prior to the effective time of the Merger, each share of Acer preferred stock will be converted into one share of Acer’s common stock, or Acer common stock, as determined in accordance with the Acer certificate of incorporation then in effect. At the effective time of the Merger, each share of Acer common stock will be converted into the right to receive a fraction of a share of Opexa common stock, or the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio will be approximately 10.4 pre-split shares of Opexa common stock and will be approximately one post-split share of Opexa common stock. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in this proxy statement/prospectus/information statement and these estimates are subject to adjustment. At the effective time of the Merger, each outstanding option, whether or not vested, to purchase shares of Acer capital stock unexercised immediately prior to the effective time of the Merger will be converted into an option or warrant to purchase shares of Opexa common stock. All rights with respect to each Acer option will be assumed by Opexa in accordance with its terms. Accordingly, from and after the effective time of the Merger, each option or warrant assumed by Opexa may be exercised solely for shares of Opexa common stock.

Each share of Opexa common stock issued and outstanding at the time of the Merger will remain issued and outstanding and those shares will be unaffected by the Merger. Opexa warrants that are unexercised immediately prior to the effective time of the Merger will remain outstanding. Opexa stock options that are not exercised prior to the effective time of the Merger will be cancelled and terminated upon the effectiveness of the Merger. Please see “The Merger—Stock Options and Warrants” beginning on page 126.

For a more complete description of the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 134.

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the shareholders of Opexa and shareholders of Acer. Opexa and Acer are working to complete the Merger as quickly as practicable. However, Opexa and Acer cannot predict the exact timing of the completion of the Merger because it is subject to various conditions. After completion of the Merger, assuming that Opexa receives the required shareholder approval of Opexa Proposal No. 4, Opexa will be renamed “Acer Therapeutics Inc.”

Reasons for the Merger (see pages 116 and 118)

Following the Merger, the combined company will be a late-stage clinical pharmaceutical company focused on the development and commercialization of therapeutics for patients with serious rare diseases with significant unmet medical need. Acer’s late-stage clinical pipeline includes two candidates for severe genetic disorders for which there are currently no FDA-approved treatments: EDSIVO™ (celiprolol) for vEDS and ACER-001 for the treatment of UCD. Acer is also advancing ACER-001 for the treatment of MSUD. Opexa and Acer believe that the combined company will have the following potential advantages:

•	Differentiated, Late-Stage Product Development Pipeline. Acer’s pipeline includes two development programs that comprise a differentiated, late-stage portfolio of product candidates with the potential to address orphan diseases for which the unmet medical need is significant and an effective therapy is urgently needed. Since Acer’s founding in 2013, Acer has identified potentially promising candidates which represent novel potential therapeutic approaches for three different diseases:

•	Vascular Ehlers-Danlos Syndrome—an inherited disorder that causes abnormal fragility in blood vessels, which can give rise to aneurysms, abnormal connections between blood vessels known as arteriovenous fistulas, arterial dissections, and spontaneous vascular ruptures, all of which can be potentially life-threatening.

•	Urea Cycle Disorders—a group of disorders caused by genetic mutations that result in a deficiency of enzymes that catalyze the urea cycle, which can lead to an excess accumulation of ammonia in the blood stream, potentially leading to a variety adverse effects, including lethargy, somnolence, coma, multi-organ failure, headaches, confusion, lethargy, self-chosen vegetarian diet, failure to thrive, behavioral changes, and learning and cognitive deficits.

•	Maple Syrup Urine Disease—an inherited disorder caused by defects in the mitochondrial branched-chain ketoacid dehydrogenase complex, which results in elevated blood levels of certain branched-chain amino acids, which can lead to neurological damage, mental disability, coma or death.

•	Strategy. Acer’s goal is to become a leading pharmaceutical company that acquires, develops and commercializes therapies for the treatment of rare diseases with significant unmet medical need. The key elements of Acer’s strategy include:

•	Focus on orphan and ultra-orphan opportunities with significant unmet need;

•	Accelerate development timelines and costs, while reducing risk;

•	Provide differentiated products that create value;

•	Protect its assets via intellectual property protections and regulatory and market exclusivities; and

•	Commercialize its products in geographies that make strategic sense.

•	Management Team. It is expected that the combined company will be led by experienced senior management from Acer and a board of directors of seven members designated by Acer.

•	Resources. Acer has commitments for an aggregate of approximately $15.7 million (inclusive of the conversion of approximately $5.7 million of principal and accrued interest on outstanding convertible promissory notes issued by Acer) to fund Acer’s development pipeline from certain third parties, including certain existing shareholders of Acer. This investment, along with any existing Opexa cash, is expected to fund Acer’s development of EDSIVO for vEDS through the submission of a new drug application, or NDA. In order to advance ACER-001 for the treatment of UCD and MSUD, Acer will require additional capital. Each of Acer’s programs has the potential, if successful, to create value for the shareholders of the merged company and present the combined organization with additional fundraising opportunities in the future.

Each of the board of directors of Opexa and Acer also considered other reasons for the Merger, as described herein. For example, Opexa’s board of directors considered, among other things:

•	the consequences of the disappointing results from the Phase IIb Abili-T clinical trial of Opexa’s lead product candidate, Tcelna, and the likelihood that the resulting circumstances for the company would not change for the benefit of the Opexa shareholders in the foreseeable future on a stand-alone basis;

•	the strategic alternatives of Opexa to the Merger, including potential transactions that could have resulted from discussions that Opexa’s management conducted with other potential merger parties;

•	the consequences of current market conditions, Opexa’s current liquidity position, its depressed stock price and continuing net operating losses;

•	the risks associated with, and the uncertain value, time and costs to shareholders of, liquidating Opexa or effecting a sale of all or some of its assets and thereafter distributing the proceeds;

•	the risks of continuing to operate Opexa on a stand-alone basis, including the need to rebuild the company’s product development programs, infrastructure and management to continue its operations;

•	Opexa management’s belief that it would be difficult to obtain additional equity or debt financing on acceptable terms, if at all; and

•	the opportunity as a result of the Merger for Opexa shareholders to participate in the potential value that may result from development of the Acer clinical development programs and the potential increase in value of the combined company following the Merger.

In addition, Acer’s board of directors approved the Merger based on a number of factors, including the following:

•	the potential to provide its current shareholders with greater liquidity by owning stock in a public NASDAQ-listed company;

•	Acer’s need for capital to support the development, regulatory and commercialization activities for its current product candidates and product candidates that may be acquired in the future and the potential to access of public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•	the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered; and

•	the fact that shares of Opexa common stock issued to Acer shareholders will be registered pursuant to a registration statement on Form S-4 by Opexa and will become freely tradable for Acer’s shareholders who are not affiliates of Acer.

Interests of Certain Directors, Officers and Affiliates of Opexa and Acer (see pages 120 and 121)

In considering the recommendation of Opexa’s board of directors with respect to issuing shares of Opexa common stock pursuant to the Merger Agreement and the other matters to be acted upon by Opexa shareholders at the Opexa special meeting, Opexa shareholders should be aware that certain members of Opexa’s board of directors and the executive officer of Opexa have interests in the Merger that may be different from, or in addition to, interests they have as Opexa shareholders. For example, Opexa has agreed to reduce the amount of net cash used to calculate the Exchange Ratio by the amount of the severance payments to be made to Neil K. Warma, Opexa’s President, Chief Executive Officer and Acting Chief Financial Officer, pursuant to his employment agreement. The employment of Mr. Warma is expected to terminate no later than the consummation of the Merger.

As of June 30, 2017, directors and the executive officer of Opexa owned or controlled 1.08% of the outstanding shares of Opexa common stock. Opexa directors and the executive officer have entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.

As of June 30, 2017, directors and the executive officers of Acer owned or were affiliated with entities that owned a majority of the outstanding shares of Acer common stock, on an as-converted to common stock basis. Acer directors and executive officers and certain significant shareholders of Acer affiliated with Acer directors and executive officers have entered into support agreement in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.

Management Following the Merger (see page 214)

Immediately following the Merger, the executive management team of Opexa is expected to be composed of the members of the Acer executive management team prior to the Merger, as set forth below:

Name	Title
Chris Schelling	President and Chief Executive Officer
Harry Palmin	Chief Financial Officer
Robert Steiner, M.D.	Chief Medical Officer
Jefferson Davis	Chief Business Officer

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration and Exchange Ratio (see page 134) Immediately prior to the effective time of the Merger, each outstanding share of preferred stock of Acer will be converted into common stock. At the effective time of the Merger,

•	each outstanding share of common stock of Acer will be converted into the right to receive that number of shares of Opexa common stock as determined pursuant to the Exchange Ratio described in more detail below; and

•	each outstanding option to purchase shares of Acer common stock will be assumed by Opexa and will be converted into an option to purchase shares of Opexa common stock.

No fractional shares of Opexa common stock will be issued in connection with the Merger. Instead, each Acer shareholder who otherwise would be entitled to receive a fractional share of Opexa common stock (after aggregating all fractional shares of Opexa common stock issuable to such holder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Opexa common stock on The NASDAQ Capital Market (or such other NASDAQ market on which Opexa common stock then trades) on the date the Merger becomes effective.

The Exchange Ratio is calculated using a formula intended to allocate existing Acer securityholders (on a fully-diluted basis), a percentage of the combined company. Based on Acer’s and Opexa’s capitalization as of June 30, 2017, the Exchange Ratio is currently estimated to be (i) approximately 10.4 pre-split shares of Opexa common stock, subject to adjustment to account for the effect of a reverse stock split of Opexa common stock, for each share of Acer Common Stock, within a range of one new share for every one to 15 shares outstanding, to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement or (ii), post-split, approximately one share of Opexa common stock.

Under the terms of the Merger Agreement, in addition to certain adjustments to account for the issuance of any additional shares of Acer or Opexa common stock, as applicable, prior to the consummation of the Merger, the Exchange Ratio at the closing of the Merger would be subject to either (i) an upward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is less than negative $500,000 (and as a result, Opexa securityholders could own less, and Acer securityholders could own more, of the combined company) or (ii) a downward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is greater than negative $500,000 (and as a result, Opexa securityholders could own more, and Acer securityholders could own less, of the combined company).

Based on the estimates set forth above, following the completion of the Merger, (a) current Opexa shareholders are expected to own approximately 11.2% of the common stock of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the common stock of the combined company

(excluding any shares issued to current shareholders in Acer’s concurrent financing), and (c) the investors participating in Acer’s concurrent financing are expected to own approximately 25% of the common stock of the combined company (excluding any shares previously held by investors in the concurrent financing), each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger.

The Exchange Ratio formula is the quotient obtained by dividing the number of Acer merger shares (defined below) by the Acer fully-diluted outstanding shares (defined below), where:

•	Acer merger shares is the product determined by multiplying (i) the post-closing Opexa shares by (ii) the Acer allocation percentage.

•	Acer fully-diluted outstanding shares is the total number of shares of Acer common stock outstanding immediately prior to the effective time of the Merger on a fully-diluted and an as-converted to common stock basis, assuming (i) the exercise of each outstanding Acer option, (ii) the effectiveness of the conversion of all of Acer’s outstanding preferred stock into Acer common stock, (iii) the consummation of the concurrent financing, (iv) the conversion of all of Acer’s outstanding convertible indebtedness into Acer common stock and (v) the issuance of shares of Acer common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the effective time of the Merger.

•	Post-closing Opexa shares is the quotient determined by dividing (i) the Opexa fully-diluted outstanding shares by (ii) the Opexa allocation percentage.

•	Opexa fully-diluted outstanding shares is the total number of shares of Opexa common stock outstanding immediately prior to the effective time of the Merger on a fully-diluted and an as-converted to common stock basis, assuming (i) the exercise of each outstanding Opexa option to purchase Opexa common stock (to the extent such option will not be cancelled pursuant to the Merger Agreement), (ii) the settlement in shares of Opexa common stock of each Opexa restricted stock unit, or RSU (to the extent there are any such RSUs outstanding and that will not be cancelled pursuant to the Merger Agreement), (iii) the conversion of all of Opexa’s outstanding convertible indebtedness into shares of Opexa common stock and (iv) the issuance of shares of Opexa common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the effective time of the Merger; provided, however, that all shares of Opexa common stock underlying Opexa warrants will be excluded from such amount.

•	Acer allocation percentage is 1.00 minus the Opexa allocation percentage.

•	Opexa allocation percentage means the quotient determined by dividing (i) the sum of $7,000,000, plus or minus $1.00 for each $1.00 that the net cash determined pursuant to the Merger Agreement is greater than or less than negative $500,000, by (ii) the sum of (A) the product of the Acer fully-diluted outstanding shares multiplied by the price per share of Acer common stock for cash investors in the concurrent financing, plus (B) the amount determined pursuant to clause (i), minus (C) the aggregate amount of any indebtedness for borrowed money of Acer outstanding at the closing of the Merger. For example, the Opexa allocation percentage would be 0.11147 if Opexa’s net cash is negative $600,000, the product of the Acer fully-diluted outstanding shares multiplied by the price per share of Acer common stock for cash investors in the concurrent financing is $55,000,000, and Acer has no indebtedness for borrowed money outstanding at the closing.

Treatment of Opexa Stock Options (see page 126)

Opexa stock options that remain unexercised as of the effective time will be cancelled and terminated.

Treatment of Acer Stock Options (see page 146)

At the effective time of the Merger, each outstanding option, whether or not vested, to purchase Acer capital stock unexercised immediately prior to the effective time of the Merger will be converted into an option to purchase Opexa common stock. All rights with respect to each Acer option will be assumed by Opexa in accordance with its terms. Accordingly, from and after the effective time of the Merger each option assumed by Opexa may be exercised solely for shares of Opexa common stock.

The number of shares of Opexa common stock subject to each outstanding Acer option assumed by Opexa will be determined by multiplying the number of shares of Acer capital stock that were subject to such option by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Opexa common stock. The per share exercise price for the Opexa common stock issuable upon exercise of each Acer option assumed by Opexa will be determined by dividing the per share exercise price of Acer capital stock subject to such option by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option or warrant will otherwise remain unchanged.

Conditions to the Completion of the Merger (see page 148)

To complete the Merger, Opexa shareholders must approve the Opexa proposals set forth herein. Additionally, the Acer shareholders must approve the Merger and adopt the Merger Agreement. In addition to obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 143)

The Merger Agreement contains provisions prohibiting Acer and Opexa from seeking a competing transaction, subject to specified exceptions described in the Merger Agreement. Under these “non-solicitation” provisions, each of Acer and Opexa has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents will directly or indirectly:

•	solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any competing proposal or take any action that could reasonably be expected to lead to a competing proposal;

•	enter into or participate in any discussions or negotiations with any person with respect to any competing proposal;

•	furnish any information regarding such party to any person in connection with, in response to, relating to or for the purpose of assisting with or facilitating a competing proposal;

•	approve, endorse or recommend any competing proposal, subject to the terms and conditions in the Merger Agreement;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any competing proposal; or

•	grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other party).

Termination of the Merger Agreement (see page 150)

Either Acer or Opexa can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 150)

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Acer may be required to pay Opexa a termination fee of $1,000,000 and/or up to $200,000 in expense reimbursements, or Opexa may be required to pay Acer a termination fee of $250,000 and/or up to $200,000 in expense reimbursements.

Subscription Agreement (see page 153)

On June 30, 2017, prior to the execution of the Merger Agreement, Acer entered into a subscription agreement, or the Subscription Agreement, with certain current shareholders of Acer and certain new investors in Acer pursuant to which Acer agreed to sell, and the purchasers listed therein agreed to purchase, shares of Acer common stock for an aggregate purchase price of approximately $15.7 million (inclusive of the conversion of approximately $5.7 million of principal and accrued interest on outstanding convertible promissory notes issued by Acer).

The consummation of the financing contemplated by the Subscription Agreement is subject to certain conditions, including the satisfaction or waiver of each of the conditions to the consummation of the Merger set forth in the Merger Agreement and the parties to the Merger Agreement being ready, willing and able to consummate the Merger immediately after the closing of the financing.

Support Agreements (see page 154)

In connection with the execution of the Merger Agreement, officers, directors and some shareholders of Acer, who collectively beneficially own or control a majority of the voting power of Acer’s outstanding capital stock on an as-converted to common stock basis as of June 30, 2017 entered into support agreements with Opexa under which such parties have agreed to vote in favor of the Merger and the Merger Agreement and against any competing transaction.

In connection with the execution of the Merger Agreement, Opexa’s executive officer and directors also entered into support agreements with Acer under which such parties have agreed to vote in favor of the Opexa Proposals and against any competing transaction.

Each shareholder executing a support agreement has made representations and warranties to Opexa or Acer, as applicable, regarding ownership and unencumbered title to the shares subject to such agreement, such shareholder’s power and authority to execute the support agreement, due execution and enforceability of the support agreement, and ownership and unencumbered title to the shares. Unless otherwise waived, all of these support agreements prohibit the transfer, sale, assignment, gift or other disposition by the shareholder of their respective shares of Opexa or Acer capital stock, or the entrance into an agreement or commitment to do any of the foregoing, subject to specified exceptions. Each Acer shareholder executing a support agreement has also waived its statutory appraisal rights in connection with the Merger.

The support agreements will terminate at the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

Regulatory Approvals (see page 126)

In the United States, Opexa must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Opexa common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part has not become effective.

Material U.S. Federal Income Tax Consequences of the Merger (for more information, see page 127)

Opexa and Acer intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. In general, and subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences to U.S. Holders (as defined in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”) of Acer common stock will be as follows:

•	an Acer shareholder will not recognize gain or loss upon the exchange of Acer common stock for Opexa common stock pursuant to the Merger, except with respect to cash received in lieu of a fractional share of Opexa common stock as described below;

•	an Acer shareholder who receives cash in lieu of a fractional share of Opexa common stock in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•	an Acer shareholder’s aggregate tax basis for the shares of Opexa common stock received in the Merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Acer common stock surrendered in the Merger; and

•	the holding period of the shares of Opexa common stock received by an Acer shareholder in the Merger will include the holding period of the shares of Acer common stock surrendered in exchange therefor.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Acer shareholder will depend on such shareholder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.

NASDAQ Stock Market Listing (see page 130)

Acer has filed an initial listing application for the combined company with The NASDAQ Capital Market. If such application is accepted, Acer anticipates that the combined company’s common stock will be listed on The NASDAQ Capital Market following the closing of the Merger under the trading symbol “ACER.”

Anticipated Accounting Treatment (see page 130)

The Merger will be treated by Opexa as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For accounting purposes, Acer is considered to be acquiring Opexa in the Merger.

Appraisal Rights and Dissenters’ Rights (see page 131)

Holders of Opexa common stock are not entitled to appraisal rights in connection with the Merger. Holders of Acer common stock are entitled to appraisal rights in connection with the Merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the Delaware General Corporation Law, or the DGCL, attached hereto as Annex D, and the section titled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement.

Comparison of Shareholder Rights (see page 237)

Acer is incorporated under the laws of the State of Delaware, and Opexa is organized under the laws of the State of Texas. Upon completion of the Merger, Acer shareholders will become Opexa shareholders, and their rights will be governed by the Texas Business Organizations Code, or the TBOC, the amended and restated bylaws of Opexa, as amended (referred to as Opexa’s bylaws), and the restated certificate of formation of Opexa, as amended (referred to as Opexa’s certificate of formation). The material differences between the current rights of Acer shareholders under the second amended and restated certificate of incorporation of Acer (referred to as Acer’s certificate of incorporation) and the bylaws of Acer, and their rights as Opexa shareholders after the Merger under Opexa’s certificate of formation and bylaws, both as will be in effect immediately following the completion of the Merger, are more fully described under the section titled “Comparison of Rights of Holders of Opexa Capital Stock and Acer Capital Stock” in this proxy statement/prospectus/information statement.

Risk Factors (see page 25)

Both Opexa and Acer are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective shareholders, including the following risks:

•	the Exchange Ratio is not adjustable based on the market price of Opexa common stock so the Merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•	failure to complete the Merger may result in Opexa or Acer paying a termination fee to the other party and could harm the common stock price of Opexa and future business and operations of each company;

•	if the conditions to the Merger are not met, the Merger may not occur;

•	the Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes;

•	some Opexa and Acer executive officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests;

•	the market price of Opexa common stock following the Merger may decline as a result of the Merger;

•	Opexa and Acer securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company as compared to their current ownership and voting interest in the respective companies following the completion of the Merger;

•	during the pendency of the Merger, Opexa and Acer may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•	certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement; and

•	because the lack of a public market for Acer’s capital stock makes it difficult to evaluate the fairness of the Merger, the shareholders of Acer may receive consideration in the Merger that is less than the fair market value of Acer’s capital stock and/or Opexa may pay more than the fair market value of Acer’s capital stock.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus/information statement. Opexa and Acer both encourage you to read and consider all of these risks carefully.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL

INFORMATION AND DATA

The following tables present summary historical financial data for Opexa and Acer, summary unaudited pro forma condensed combined financial data for Opexa and Acer, and comparative historical and unaudited pro forma per share data for Opexa and Acer.

Selected Historical Consolidated Financial Data of Opexa

The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from Opexa’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The selected statements of operations data for the three months ended March 31, 2017 and 2016 and the selected balance sheet data as of March 31, 2017 and 2016 are derived from Opexa’s unaudited interim financial statements included elsewhere in this proxy statement/prospectus/information statement. Opexa’s unaudited interim financial statements have been prepared in accordance with U.S. GAAP on the same basis as its audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of those unaudited interim consolidated financial statements. Opexa’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the three months ended March 31, 2017 are not necessarily indicative of results to be expected for the full year ending December 31, 2017 or any other period.

The selected historical consolidated financial data below should be read in conjunction with the sections titled “Opexa Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Opexa” and Opexa’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

	Years Ended December 31,		Three Months Ended March 31,
	2016	2015	2017	2016
			(unaudited)
Consolidated Statements of Operations Data
Option revenue	$2,905,165	$2,556,329	$—	$726,291

Operating expenses:
Research and development	6,497,531	10,039,496	206,024	1,829,062
General and administrative	3,122,337	4,258,147	719,869	987,248
Depreciation and amortization	238,127	351,403	—	72,589
Impairment loss	1,036,467	—	—	—
Loss on disposal of fixed assets	2,320	1,167	—	—

Total operating expenses	10,896,782	14,650,213	925,893	2,888,899

Operating loss	(7,991,617)	(12,093,884)	(925,893)	(2,162,608)
Interest income (expense), net	874	5,911	(846)	108
Other income, net	10,629	68,695	467	2,106

Net loss	$(7,980,114)	$(12,019,278)	$(926,272)	$(2,160,394)

Net loss per common share, basic and diluted	$(1.13)	$(2.05)	$(0.12)	$(0.31)

Weighted-average shares outstanding, basic and diluted	7,048,661	5,854,438	7,597,769	6,982,909

	As of December 31,		As of March 31,
	2016	2015	2017	2016
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,444,952	$12,583,764	$2,822,677	$9,955,449
Other current assets	371,562	498,798	237,331	932,409
Fixed assets, net	50,000	837,867	—	765,763
Total assets	3,866,514	14,416,698	3,060,008	11,653,621
Total liabilities	1,160,488	4,801,436	818,315	4,044,900
Accumulated deficit	(161,319,600)	(153,339,486)	(162,245,872)	(155,499,880)
Total shareholders’ equity	2,706,026	9,615,262	2,241,693	7,608,721

Selected Historical Consolidated Financial Data of Acer

The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from Acer’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The selected consolidated statements of operations data for the three months ended March 31, 2017 and 2016 and the selected consolidated balance sheet data as of March 31, 2017 are derived from Acer’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. Acer’s unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on the same basis as its audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of those unaudited interim condensed consolidated financial statements. Acer’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the three months ended March 31, 2017 are not necessarily indicative of results to be expected for the full year ending December 31, 2017 or any other period.

The selected historical consolidated financial data below should be read in conjunction with the sections titled “Acer Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Acer’s Financial Condition and Capital Requirements” and Acer’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

	Years Ended December 31,			Three Months Ended March 31,
	2016		2015	2017	2016
Consolidated Statements of Operations Data:
Operating expenses:
Research and development		$5,308,662	$1,957,967	$3,033,539	$636,681
General and administrative		1,391,182	715,201	333,529	256,174

Total operating expenses		6,699,844	2,673,168	3,367,068	892,855

Operating loss		(6,699,844)	(2,673,168)	(3,367,068)	(892,855)
Interest income (expense), net		282	(994,529)	(12,630)	—

Net loss		$(6,699,562)	$(3,667,697)	$(3,379,698)	$(892,855)

Net loss per share, basic and diluted	$	(2.73)	$(1.51)	$(1.38)	$(0.36)
Shares used in computing net loss per share, basic and diluted		2,450,000	2,433,973	2,450,000	2,450,000

	As of December 31,		As of March 31, 2017
	2016	2015
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,834,018	$798,545	$2,823,115
Working capital	1,552,632	123,609	(1,808,384)
Total assets	2,773,104	1,377,005	3,431,902
Notes payable	—	—	3,067,352
Convertible redeemable preferred stock	12,136,440	4,099,380	12,149,277
Accumulated deficit	(11,357,221)	(4,657,659)	(14,736,919)
Total stockholders’ deficit	(10,184,775)	(3,506,793)	(13,561,775)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Opexa and Acer

The following information does not give effect to the proposed reverse stock split described in Opexa Proposal No. 5, beginning on page 160 in this proxy statement/prospectus/information statement.

	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Unaudited Pro Forma Combined Consolidated Statements of Operations Data:
Revenue	$2,905,165	$—

Operating expenses:
Research and development	11,802,661	3,239,563
General and administrative	5,827,633	2,367,512
Depreciation and amortization	241,659	—
Impairment loss	1,036,467	—
Loss on disposal of fixed assets	2,320	—
Total operating expenses	18,910,740	5,607,075

Loss from operations	(16,005,575)	(5,607,075)
Interest and other income (expense), net	11,785	(13,009)

Net loss	$(15,993,790)	$(5,620,084)

Net loss applicable to common shareholders	$(15,993,790)	$(5,620,084)

Net loss per share, basic and diluted	$(0.24)	$(0.08)
Shares used in computing net loss per share, basic and diluted	66,239,687	66,788,795

As of March 31, 2017
Unaudited Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$18,020,792
Working capital	13,384,359
Total assets	18,866,910
Notes payable	91,871
Accumulated deficit	(15,411,207)
Total shareholders’ equity	13,780,586

Comparative Historical and Unaudited Pro Forma Per Share Data

The following information does not give effect to the proposed reverse stock split described in Opexa Proposal No. 5, beginning on page 160 in this proxy statement/prospectus/information statement.

The information below reflects the historical net loss and book value per share of Opexa common stock and the historical net loss and book value per share of Acer common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the Merger of Opexa with Acer on a pro forma basis.

You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of Opexa included in this proxy statement/prospectus/information statement and the audited and unaudited consolidated financial statements of Acer included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Opexa Historical Per Common Share Data:
Basic and diluted net loss per share	$(1.13)	$(0.12)
Book value per share	0.38	0.29
Acer Historical Per Common Share Data:
Basic and diluted net loss per share	$(2.73)	$(1.38)
Book value per share	0.80	(0.58)
Opexa and Acer Combined Company Pro Forma Data:
Basic and diluted net loss per share	$(0.24)	$(0.08)
Book value per share	N/A	0.21

MARKET PRICE AND DIVIDEND INFORMATION

Opexa common stock is listed on The NASDAQ Capital Market under the symbol “OPXA.” The following table presents, for the periods indicated, the range of high and low per share sales prices for Opexa common stock as reported on The NASDAQ Capital Market for each of the periods set forth below. Acer is a private company and its common stock and preferred stock are not publicly traded. These per share sales prices have not been adjusted to give effect to the proposed reverse stock split of Opexa common stock.

Opexa Common Stock

	Price Ranges
	High	Low
2015:
First Quarter	$8.64	$4.24
Second Quarter	$5.84	$2.64
Third Quarter	$4.24	$2.33
Fourth Quarter	$5.10	$2.75
2016:
First Quarter	$2.87	$1.69
Second Quarter	$4.29	$2.05
Third Quarter	$4.93	$2.92
Fourth Quarter	$4.38	$0.50
2017:
First Quarter	$1.37	$0.73

The closing price of Opexa common stock on June 30, 2017, the last trading day prior to the public announcement of the Merger, was $0.65 per share, and the closing price of Opexa common stock on August 7, 2017 was $0.93 per share, in each case as reported on The NASDAQ Capital Market.

Because the market price of Opexa common stock is subject to fluctuation, the market value of the shares of Opexa common stock that Acer shareholders will be entitled to receive in the Merger may increase or decrease.

Assuming approval of Opexa Proposal No. 4 and successful application for initial listing with The NASDAQ Capital Market, following the completion of the Merger, Opexa common stock will be listed on The NASDAQ Capital Market and will trade under Opexa’s new name, “Acer Therapeutics Inc.,” and new trading symbol, “ACER.”

As of June 30, 2017 Opexa had 214 registered holders of its common stock. This number does not include shareholders for whom shares were held in “nominee” or “street name.” For detailed information regarding the beneficial ownership of some shareholders of Opexa and Acer, see the section titled “Principal Shareholders of Opexa” beginning on page 247 and the section titled “Principal Shareholders of Acer” beginning on page 249 of this proxy statement/prospectus/information statement.

Dividends

Opexa has never paid or declared any cash dividends on its common stock and does not anticipate paying cash dividends on its common stock for the foreseeable future. Opexa currently expects to retain any future earnings to fund the operation and expansion of its business. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of Opexa’s then-current board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Opexa’s then-current board of directors deems relevant.

Acer has never paid or declared any cash dividends on its common or preferred stock. If the Merger does not occur, Acer does not anticipate paying any cash dividends on its common or preferred stock in the foreseeable future, and Acer intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of Acer’s board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Acer’s then-current board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Opexa because these risks may also affect the combined company—these risks can be found in Opexa’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus/information statement. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The Exchange Ratio is not adjustable based on the market price of Opexa common stock so the Merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

It is currently anticipated that, at the closing of the Merger, the Exchange Ratio will be approximately 10.4 pre-split shares of Opexa common stock for each share of Acer common stock and is expected to be approximately one post-split share of Opexa common stock for each share of Acer common stock after giving effect to the proposed reverse stock split described in Opexa Proposal No. 5, beginning on page 160 in this proxy statement/prospectus/information statement. These estimates are subject to adjustment prior to closing of the Merger, including (i) adjustments to account for the issuance of any additional shares of Acer or Opexa common stock, as applicable, prior to the consummation of the Merger, (ii) an upward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is less than negative $500,000 (and as a result, Opexa securityholders could own less, and Acer securityholders could own more, of the combined company), or (iii) a downward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is greater than negative $500,000 (and as a result, Opexa securityholders could own more, and Acer securityholders could own less, of the combined company). Any changes in the market price of Opexa common stock before the completion of the Merger will not affect the number of shares Acer securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger the market price of Opexa common stock declines from the market price on the date of the Merger Agreement, then Acer securityholders could receive Merger consideration with substantially lower value. Similarly, if before the completion of the Merger the market price of Opexa common stock increases from the market price on the date of the Merger Agreement, then Acer securityholders could receive Merger consideration with substantially more value for their shares of Acer capital stock than the parties had negotiated for in the establishment of the Exchange Ratio. The Merger Agreement does not include a price-based termination right. However, Acer’s obligation to consummate the Merger is conditioned upon Opexa having “Net Cash” that is greater than or equal to negative $1,250,000, as defined and described under “The Merger Agreement—Conditions to the Completion of the Merger.” Because the Exchange Ratio does not adjust as a result of changes in the value of Opexa common stock, for each one percentage point that the market value of Opexa common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total Merger consideration issued to Acer securityholders.

Failure to complete the Merger may result in Opexa or Acer paying a termination fee to the other party and could harm the common stock price of Opexa and future business and operations of each company.

If the Merger is not completed, Opexa and Acer are subject to the following risks:

•	if the Merger Agreement is terminated under specified circumstances, Acer may be required to pay Opexa a termination fee of $1,000,000 and/or up to $200,000 in expense reimbursements, or Opexa may be required to pay Acer a termination fee of $250,000 and/or up to $200,000 in expense reimbursements;

•	the price of Opexa common stock may decline and remain volatile;

•	costs related to the Merger, such as legal and accounting fees, which Opexa and Acer estimate will total approximately $850,000 and $550,000, respectively, some of which must be paid even if the Merger is not completed; and

•	Opexa may be forced to cease its operations, dissolve and liquidate its assets.

In addition, if the Merger Agreement is terminated and the board of directors of Opexa or Acer determines to seek another business combination, there can be no assurance that either Opexa or Acer will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger.

If the conditions to the Merger are not met, the Merger may not occur.

Even if the Merger is approved by the shareholders of Acer and change of control and related share issuance are approved by the shareholders of Opexa, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Opexa and Acer cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and Opexa and Acer each may lose some or all of the intended benefits of the Merger.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

In general, either Opexa or Acer can refuse to complete the Merger if there is a material adverse change affecting the other party between June 30, 2017, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Opexa or Acer, including:

•	any effect, change, event, circumstance or development in the conditions generally affecting the industries in which Acer and Opexa operate or the U.S. or global economy or capital markets as a whole;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation of worsening thereof;

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	any effect resulting from the announcement or pendency of the Merger or any related transactions;

•	any failure by Opexa or Acer to meet internal projections or forecasts or third-party revenue or earnings predictions for any period ending on or after June 30, 2017;

•	with respect to Opexa, any change in the price or trading volume of Opexa common stock;

•	any rejection by a governmental body of a registration or filing by Acer or Opexa relating to specified intellectual property rights; or

•	any change in the cash position of Acer or Opexa which results from operations in the ordinary course of business.

If adverse changes occur and Opexa and Acer still complete the Merger, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the shareholders of Opexa, Acer or both.

Some Opexa and Acer executive officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Some officers and directors of Opexa and Acer participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, severance and retention benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. For more information regarding the interests of the Opexa and Acer executive officers and directors in the Merger, see the sections titled “The Merger—Interests of the Opexa Directors and Executive Officers in the Merger” and “The Merger—Interests of Acer Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.

The market price of Opexa common stock following the Merger may decline as a result of the Merger.

The market price of Opexa common stock may decline as a result of the Merger for a number of reasons, including if:

•	investors react negatively to the prospects of the combined company’s business and prospects from the Merger;

•	the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

Acer and Opexa securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company as compared to their current ownership and voting interest in the respective companies following the completion of the Merger.

After the completion of the Merger, the current shareholders of Acer and Opexa will own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, Acer securityholders will own approximately 88.8% of the common stock of Opexa, with Opexa securityholders, whose shares of Opexa common stock will remain outstanding after the Merger, owning approximately 11.2% of the common stock of the combined company, each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. If the concurrent financing does not close and the Merger is consummated, then Acer securityholders would own approximately 85.1% of the common stock of the combined company and Opexa’s securityholders would own approximately 14.9% of the common stock of the combined company. These estimates are based on the anticipated pre-split Exchange Ratio and post-split Exchange Ratios and are subject to adjustment. In addition, the seven-member board of directors of the combined company will initially consist of Chris Schelling, Stephen J. Aselage, Hubert Birner, Michelle Griffin, John M. Dunn, Luc Marengere and one additional independent director to be identified by Acer. Consequently, securityholders of Acer and Opexa will be able to exercise less influence over the management and policies of the combined company than they currently exercise over the management and policies of their respective companies.

During the pendency of the Merger, Opexa and Acer may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Opexa and Acer to make acquisitions, subject to specified exceptions relating to fiduciary duties or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions. Any such transactions could be favorable to such party’s shareholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Opexa and Acer from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and outside counsel, that an unsolicited competing proposal constitutes, or would reasonably be expected to result in, a superior competing proposal and that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the board of directors. In addition, if Opexa or Acer terminate the Merger Agreement under specified circumstances, including terminating because of a decision of a board of directors to recommend a superior competing proposal, Acer may be required to pay Opexa a termination fee of $1,000,000 and/or up to $200,000 in expense reimbursements, or Opexa may be required to pay Acer a termination fee of $250,000 and/or up to $200,000 in expense reimbursements, as defined and described under “The Merger Agreement—Termination of the Merger Agreement and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to Opexa or Acer or their shareholders, and may cause the respective boards of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Acer’s capital stock makes it difficult to evaluate the fairness of the Merger, the shareholders of Acer may receive consideration in the Merger that is less than the fair market value of Acer’s capital stock and/or Opexa may pay more than the fair market value of Acer’s capital stock.

The outstanding capital stock of Acer is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Acer’s capital stock. Because the percentage of Opexa equity to be issued to Acer shareholders was determined based on negotiations between the parties, it is possible that the value of the Opexa common stock to be received by Acer shareholders will be less than the fair market value of Acer’s capital stock, or Opexa may pay more than the aggregate fair market value for Acer’s capital stock.

Risks Related to Opexa

Risks Related to Opexa’s Business

Opexa’s business to date has been almost entirely dependent on the development of Tcelna for multiple sclerosis. In the fourth quarter of 2016, Opexa announced that its Phase IIb clinical study, known as the Abili-T study, failed to reach its primary efficacy endpoint. Opexa has communicated that it will no longer continue the development of Tcelna and is evaluating the viability of its preclinical program for OPX-212 in NMO and the related T-cell platform. It is possible that Opexa may ultimately decide not to pursue any further drug development. Although Opexa has decreased its cash burn substantially, Opexa’s cash needs over the next few months may be unpredictable.

On October 28, 2016, Opexa announced that the Phase IIb Abili-T clinical trial designed to evaluate the efficacy and safety of Tcelna (imilecleucel-T) in patients with SPMS did not meet its primary endpoint of reduction in brain volume change, or atrophy, nor did it meet the secondary endpoint of reduction of the rate of sustained disease progression. Opexa had previously devoted substantially all of its research, development, clinical efforts and financial resources toward the development of Tcelna. Opexa implemented a reduction in workforce of 40% of its then 20 full-time employees, announced on November 2, 2016, while it reevaluated its programs and various strategic alternatives in light of the disappointing Abili-T study data. On December 14, 2016, a further workforce reduction was implemented to conserve cash, reducing the number of full-time employees by an additional 25% of the then 12 employees. In January 2017, an additional workforce reduction of seven full-time employees was implemented to conserve cash. As of June 30, 2017, Opexa had two full-time employees. After further analysis of the data from the Abili-T trial, Opexa has determined that it will not move forward with further development of Tcelna. Opexa is conducting a review of its preclinical program for OPX-212 in NMO and the related T-cell platform, to assess the viability of continuing to pursue this program. Opexa cannot fully predict whether or to what extent it will resume drug development activities, and Opexa cannot predict its future cash needs for any such activities.

If Opexa decides to continue one or more of its development programs, it will be required to raise additional capital. Given the disappointing results from the Abili-T clinical study, raising additional capital may be challenging. If sufficient capital is not available, Opexa may not be able to continue its operations, which may require it to suspend or terminate any ongoing development activities, modify its business plan, curtail various aspects of its operations, cease operations or seek relief under applicable bankruptcy laws.

As of June 30, 2017, Opexa had cash and cash equivalents of $1.8 million as well as accounts payable, short-term notes payable and accrued expenses aggregating $368,547. Opexa’s operating cash burn rate during the three months ended June 30, 2017 was approximately $310,944 per month, consisting mainly of general and administrative expenses.

Opexa believes that it has sufficient liquidity to support its current activities in winding down the Abili-T trial and for general operations to sustain the Company and support such activities into September 2017. However, if Opexa’s projections prove to be inaccurate, or if it encounters additional costs to wind down the trial or to sustain its operations, or if Opexa incurs other costs such as those associated with pursuing further research and development, it would need to raise additional capital to continue its operations.

If Opexa decides to continue research and development in one or more of its programs, Opexa would expect to incur significant expenses and increasing losses for the next several years. In this situation, Opexa would need to raise additional capital. Given the disappointing results of the Abili-T trial, Opexa believes its ability to issue equity securities or obtain debt financing in the future on favorable terms, or at all, has been substantially impaired, particularly if the intended use of proceeds would be for the continued development of Tcelna.

As Opexa pursues the proposed Merger with Acer, it will continue to explore potential opportunities and alternatives to preserve options should the Merger not be consummated. Additional options may include raising additional capital through either private or public equity or debt financing as well as using its ATM facility and cutting expenses where possible. If Opexa is unable to obtain additional funding to support its current activities and operations, or is not successful in attracting a development partner, it may not be able to continue its operations as proposed, which may require it to suspend or terminate any development activities, modify its business plan, curtail various aspects of its operations, cease operations or seek relief under applicable bankruptcy laws. In such event, Opexa shareholders may lose a substantial portion or even all of their investment.

Opexa does not maintain any external lines of credit or have any sources of debt or equity capital committed for funding, other than its ATM facility. Should Opexa need any additional capital in the future beyond these sources, management will be reliant upon “best efforts” debt or equity financings. Opexa can provide no assurance that it will be successful in any funding effort. The timing and degree of any future capital requirements will depend on many factors, including:

•	Opexa’s ability to establish, enforce and maintain strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	the accuracy of the assumptions underlying its estimates for capital needs;

•	scientific progress in its research and development programs;

•	the magnitude and scope of its research and development programs;

•	its progress with preclinical development and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

•	the number and type of product candidates that it pursues.

If Opexa raises additional funds by issuing equity securities, shareholders may experience substantial dilution. Debt financing, if available, may involve restrictive covenants that may impede Opexa’s ability to operate its business. Any debt financing or additional equity that Opexa raises may contain terms that are not favorable to it or its shareholders. There is no assurance that Opexa’s capital raising efforts will be able to attract the capital needed to execute on its business plan and sustain its operations.

There is substantial doubt as to Opexa’s ability to continue as a going concern, which may make it more difficult for it to raise capital.

The report of Opexa’s independent auditors in respect of the 2016 fiscal year expressed substantial doubt about Opexa’s ability to continue as a going concern. Specifically, it noted Opexa’s recurring losses, negative operating cash flows and accumulated deficit. Opexa’s consolidated financial statements as of March 31, 2017 and for the three-month period then ended were prepared assuming that it will continue as a going concern, meaning that it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. While Opexa has historically recognized revenue related to the $5 million and $3 million payments from Merck Serono received in February 2013 and March 2015 in connection with the Option and License Agreement and the Amendment over the exclusive option period based on the expected completion term of the Abili-T clinical trial, Opexa has never generated any commercial revenues, nor does it expect to generate any commercial revenues for the foreseeable future or other revenues in the near term that will result in cash receipts. As of June 30, 2017, Opexa had cash and cash equivalents of $1.8 million as well as accounts payable, short-term notes payable and accrued expenses aggregating $368,547.

On October 28, 2016, Opexa announced that the Abili-T trial did not meet its primary or secondary endpoints, and, in order to conserve cash resources while it reevaluated its programs and explored various strategic alternatives, during the fourth quarter of 2016 and the first quarter of 2017 Opexa implemented several reductions in workforce totaling 90% of its then 20 full-time employees. As of June 30, 2017, Opexa had two full time employees. After further analysis of the data from the Abili-T trial, Opexa has determined that it will not move forward with further studies of Tcelna, and it is conducting a review of its preclinical program for OPX-212 in NMO and the related T-cell platform to assess the viability of continuing to pursue this program. Opexa believes that it has sufficient liquidity to support its current activities in winding down the Abili-T trial and for general operations to sustain the company and support such activities into September 2017.

As Opexa pursues the proposed Merger with Acer, it will continue to explore potential opportunities and alternatives to preserve options should the Merger not be consummated. Additional options may include raising additional capital through either private or public equity or debt financing as well as using its ATM facility and cutting expenses where possible. In the absence of significant additional funding to support Opexa’s operations, there is substantial doubt about its ability to continue as a going concern. Opexa’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, in light of the disappointing Abili-T study results, there can be no assurance that Opexa will be able to secure additional funds, or if such funds are available, that the terms or conditions would be acceptable. If Opexa is unable to obtain additional funding to support its current activities and operations, it may not be able to continue its operations as proposed, which may require it to suspend or terminate any development activities, modify its business plan, curtail various aspects of its operations, cease operations or seek relief under applicable bankruptcy laws. In such event, Opexa shareholders may lose a substantial portion or even all of their investment.

Opexa has a history of operating losses and does not expect to be profitable in the foreseeable future.

Opexa has not generated any profits since its entry into the biotechnology business and it has incurred significant operating losses. Opexa expects to incur additional operating losses for the foreseeable future. Opexa has not received, and it does not expect to receive for at least the next several years, any revenues from the commercialization of any potential products. Opexa does not currently have any sources of revenues and may not have any in the foreseeable future.

The employment agreement with Opexa’s President and Chief Executive Officer may require it to pay severance benefits if he is terminated under specified circumstances, including in connection with a change of control of Opexa, which could harm its financial condition or results.

The employment agreement with Opexa’s President and Chief Executive Officer contains change of control and severance provisions providing for the payment of severance and other benefits, including accelerated vesting of stock options, in the event of a termination of employment under specified circumstances, including in connection with a change of control of Opexa. The accelerated vesting of options could result in dilution to Opexa’s existing shareholders and harm the market price of Opexa’s common stock. The payment of severance benefits could harm Opexa’s financial condition and results of operation. In addition, these potential severance payments and benefits may discourage or prevent third parties from seeking a business combination with Opexa.

Opexa’s business is at an early stage of development. To date, Opexa has devoted substantially all of its resources to research and development efforts relating to Tcelna.

Opexa’s business is at an early stage of development. Opexa does not have any products on the market. Opexa has discontinued further development of its only clinical candidate, Tcelna, and is evaluating whether to continue development of its preclinical candidate, OPX-212 in NMO, and the related T-cell platform. If Opexa decides to continue the development of its preclinical program, it will need to commence and complete additional clinical trials, manage clinical and manufacturing activities, and obtain necessary regulatory approvals from the FDA in the United States and from foreign regulatory authorities in other jurisdictions. Any of Opexa’s potential products will require regulatory approval prior to marketing in the United States and other countries. Obtaining such approval requires significant research and development and preclinical and clinical testing. Opexa may not be able to develop any products, obtain regulatory approvals, enter clinical trials (or any development activities) for any product candidates, or commercialize any products. Any of Opexa’s potential products may prove to have undesirable or unintended side effects or other characteristics adversely affecting their safety, efficacy or cost-effectiveness that could prevent or limit their use. Any product using any of Opexa’s technology may fail to provide the intended therapeutic benefits or to achieve therapeutic benefits equal to or better than the standard of treatment at the time of testing or production.

The Abili-T trial results cast doubt about the probative value of the results in earlier clinical trials of Tcelna.

Trial designs and results from previous trials are not necessarily predictive of future clinical trial designs or results. For example, although the results of prior clinical trials of Tcelna for the treatment of MS included evidence of efficacy, the Abili-T trial for the treatment of patients with SPMS failed to meet either its primary or secondary endpoints.

There is a high failure rate for drug candidates proceeding through clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Opexa will need regulatory approvals for any product candidate prior to introduction to the market, which will require successful testing in clinical trials. Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement. Any product candidate may fail to achieve necessary safety and efficacy endpoints during clinical trials in which case Opexa will be unable to generate revenue from the commercialization and sale of its products.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous FDA requirements, and must otherwise comply with federal, state and local requirements and policies of the medical institutions where they are conducted. The clinical trial process is also time-consuming. Failure can occur at any stage of the trials, and problems could be encountered that would cause Opexa to be unable to initiate a trial, or to abandon or repeat a clinical trial.

The commencement and completion of clinical trials may be delayed or prevented by several factors, including:

•	FDA or IRB objection to proposed protocols;

•	discussions or disagreement with the FDA over the adequacy of trial design to potentially demonstrate effectiveness, and subsequent design modifications;

•	unforeseen safety issues;

•	determination of dosing issues, epitope profiles, and related adjustments;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	product quality problems (e.g., sterility or purity);

•	challenges to patient monitoring, retention and data collection during or after treatment (e.g., patients’ failure to return for follow-up visits or to complete the trial, detection of epitope profiles in subsequent visits, etc.); and

•	failure of medical investigators to follow Opexa’s clinical protocols.

In addition, Opexa or the FDA (based on its authority over clinical studies) may delay a proposed investigation or suspend clinical trials in progress at any time if it appears that the study may pose significant risks to the study participants or other serious deficiencies are identified. Prior to approval of any product candidate, the FDA must determine that the data demonstrate safety and effectiveness. The large majority of drug candidates that begin human clinical trials fail to demonstrate the desired safety and efficacy characteristics.

Furthermore, changes in regulatory requirements and guidance may occur and Opexa may need to amend clinical trial protocols, or otherwise modify its intended course of clinical development, to reflect these changes. This, too, may impact the costs, timing or successful completion of a clinical trial. In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the U.S. Government Accountability Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products, and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Even if regulatory approval is obtained for any product candidate, any such approval may be subject to limitations on the indicated uses for which it may be marketed. Opexa’s ability to generate revenues from the commercialization and sale of any potential products, whether directly or through any development arrangement, will be limited by any failure to obtain or limitation on necessary regulatory approvals.

As a result of the disappointing data from the Abili-T trial and the reductions in Opexa’s workforce during 2016 and early 2017, Opexa’s workforce has been reduced substantially. If Opexa is unable to retain its remaining employees, or rebuild its workforce if it decides to continue one or more of its development programs, Opexa’s business will be seriously jeopardized. It will be difficult to grow or operate Opexa’s business with the current limited number of employees.

On November 2, 2016, Opexa announced a reduction of 40% of its then full-time workforce of 20 employees as a result of the disappointing data from the Abili-T study. Opexa’s Chief Development Officer resigned in November 2016 after announcement of the Abili-T trial results. On December 14, 2016, a further workforce reduction was implemented to conserve cash, reducing the number of full-time employees by an additional 25% of the then 12 employees. During January 2017, an additional workforce reduction of seven full-time employees was implemented to conserve cash, and the employment of Opexa’s Chief Scientific Officer was terminated as part of the reduction. As of June 30, 2017, Opexa had two full-time employees. Opexa has only one officer remaining, who serves as the President, Chief Executive Officer and Acting Chief Financial Officer.

Opexa’s recent exploration of strategic alternatives and cash conservation activities may yield unintended consequences, such as attrition beyond Opexa’s planned reductions in workforce and reduced employee morale which may cause Opexa’s remaining employees to seek alternate employment. In such event, Opexa may be unable on a timely basis to hire suitable replacements to operate its business effectively. The loss of the services of any of Opexa’s employees could have a material adverse effect on its business and results of operations. Opexa’s restructuring initiatives have caused disruption in its business operations, and it may not be able to effectively realize the savings anticipated by any restructuring initiative and reductions-in-force. Additionally, there may be future changes in Opexa’s workforce, including as a result of changes that may occur in its operations or operating plan, or other reasons or events. There may also be possible changes in the amount of charges and cash payments associated with any workforce reduction, including the possibility that Opexa may incur unanticipated charges or make cash payments that are not contemplated.

Additionally, if Opexa ultimately decides to pursue one or more of its development programs, it will need to rebuild its workforce and management team. Opexa may be unable on a timely basis to hire and train suitable new employees to continue to operate its business and further any such development programs. It will be difficult to grow or operate Opexa’s business with the current small number of employees it has.

Funding from Opexa’s ATM facility may be limited or be insufficient to fund its operations or to implement its strategy.

Opexa will need to keep current its shelf registration statement and the offering prospectus relating to the ATM facility with Brinson Patrick (now a division of IFS Securities, Inc.) in order to use the program to sell shares of Opexa’s common stock. The number of shares and price at which Opexa may be able to sell shares under its ATM facility may be limited due to market conditions and other factors beyond its control.

Opexa may make changes to discretionary R&D investments that may have an impact on costs.

Opexa conducted an immune monitoring program on blood samples collected over time to detect Tcelna-induced immune modulation. While certain data has been analyzed to date, a correlation analysis of immune monitoring T-cell phenotypes to MRTC bio-activity has not been conducted. Expenses associated with the immune monitoring program are incurred at Opexa’s discretion and are not required to satisfy any FDA-mandated criteria. Consequently, Opexa may make changes to the parameters that are being analyzed, or it may elect not to proceed with certain analyses, and these changes may result in either increased or decreased expenses for any such study.

Opexa may also incur discretionary expenses related to preclinical, Phase I, Phase II and/or Phase III development programs, manufacturing scale-up/automation and technology transfer, research on additional indications and business development activities. There is no assurance that any such future expenses would be recovered by Opexa.

Opexa would need to rely on third parties to conduct its clinical trials and perform data collection and analysis, which may result in costs and delays that may hamper its ability to successfully develop and commercialize any product candidate.

Although Opexa has participated in the design and management of its past clinical trials, Opexa does not have the ability to conduct clinical trials directly for any product candidate. Opexa would need to rely on contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct any clinical trials and to perform data collection and analysis.

Any clinical trials Opexa may conduct could be delayed, suspended or terminated if:

•	any third party upon whom Opexa relies does not successfully carry out its contractual duties or regulatory obligations or meet expected deadlines;

•	licenses needed from third parties for manufacturing in order to conduct Phase III trials or to conduct commercial manufacturing, if applicable, are not obtained;

•	any such third party needs to be replaced; or

•	the quality or accuracy of the data obtained by the third party is compromised due to its failure to adhere to clinical protocols or regulatory requirements or for other reasons.

Failure to perform by any third party upon whom Opexa relies may increase the development costs, delay the ability to obtain regulatory approval and prevent the commercialization of any product candidate. While Opexa believes that there are numerous alternative sources to provide these services, it might not be able to enter into replacement arrangements without delays or additional expenditures if Opexa were to seek such alternative sources.

If Opexa fails to identify and license or acquire other product candidates, it will not be able to expand its business over the long term.

Opexa has focused on MS as the first disease to be pursued off its T-cell platform technology, and in 2014, Opexa initiated development activities for OPX-212, its drug candidate for NMO, as the second disease it is pursuing. As a platform technology, there exists the potential to address other autoimmune diseases with the technology. While preclinical development and manufacturing activities have been conducted for OPX-212 in NMO, such work is modest compared to the effort that has been committed to Tcelna for the lead MS indication. However, inasmuch as the Abili-T study of Tcelna in SPMS did not meet either its primary or secondary endpoints, Opexa has determined that it will not move forward with further studies of Tcelna and is assessing whether to continue its other development activities. Opexa’s business over the long term is substantially dependent on its ability to develop, license or acquire product candidates and further develop them for commercialization. The success of this strategy depends upon Opexa’s ability to expand its existing platform or identify, select and acquire the right product candidates. Opexa has limited experience identifying, negotiating and implementing economically viable product candidate acquisitions or licenses, which is a lengthy and complex process. Also, the market for licensing and acquiring product candidates is intensely competitive, and many of Opexa’s competitors have greater resources than Opexa does. Opexa may not have the requisite capital resources to consummate product candidate acquisitions or licenses that it identifies to fulfill its strategy.

Moreover, any product candidate acquisition that Opexa does complete will involve numerous risks, including:

•	difficulties in integrating the development program for the acquired product candidate into Opexa’s existing operations;

•	diversion of financial and management resources from existing operations;

•	risks of entering new potential markets or technologies;

•	inability to generate sufficient funding to offset acquisition costs; and

•	delays that may result from Opexa having to perform unanticipated preclinical trials or other tests on the product candidate.

If Opexa fails to meet its obligations under any license agreements, Opexa may lose its rights to key technologies on which Opexa’s business depends.

Opexa’s business depends on licenses from third parties. These third-party license agreements impose obligations on Opexa, such as payment obligations and obligations diligently to pursue development of commercial products under the licensed patents. If applicable, Opexa may also need to seek additional licenses to move into Phase III trials or the commercial stage of operations. These licenses may require increased payments to the licensors. If a licensor believes that Opexa has failed to meet its obligations under a license agreement, the licensor could seek to limit or terminate Opexa’s license rights, which could lead to costly and time-consuming litigation and, potentially, a loss of the licensed rights. During the period of any such litigation, Opexa’s ability to carry out the development and commercialization of potential products could be significantly and negatively affected. If Opexa’s license rights were restricted or ultimately lost, Opexa’s ability to continue its business based on the affected technology platform could be adversely affected.

Opexa no longer leases a research and manufacturing facility in which to conduct development or manufacture product candidates for its programs or clinical trial activities or, if any such clinical trials were to be successful, commercial applications.

Through January 2017, Opexa conducted its research and development in a 10,200 square foot facility in The Woodlands, Texas, which included an approximately 1,200 square foot suite of three rooms for the manufacture of T-cell therapies. On February 1, 2017, Opexa assigned the facility lease to a third party, who assumed from Opexa all of Opexa’s remaining rights and obligations under the lease. In connection with the lease assignment, Opexa also sold certain furniture, fixtures and equipment (including laboratory and manufacturing equipment) as well as Opexa’s laboratory supplies located at its corporate headquarters to the third party for cash consideration. In light of the continuing evaluation of Opexa’s strategic alternatives following the release of data from the Abili-T clinical study, Opexa deemed it advisable to reduce its office, R&D and manufacturing space and corresponding rent obligations. As a result, Opexa is currently using temporary office space in the same facility but no longer has the capacity for any research and development or for any manufacturing operations. If Opexa decides to continue to pursue development of any of its product candidates, Opexa would need to locate and obtain a new facility, arrange for R&D and manufacturing staff, contract with corporate collaborators or other third parties to assist with future drug production and commercialization, or defer to a collaborative partner or third party to address these needs.

In the event that Opexa decides to again establish a R&D or manufacturing facility, it would require substantial additional funds and would be required to hire and train significant numbers of employees and comply with applicable regulations, which are extensive. Opexa does not have funds available for building an R&D or manufacturing facility, and Opexa may not be able to build a facility that both meets regulatory requirements and is sufficient for its needs.

Opexa may arrange with third parties for the manufacture of its future products, if any. However, Opexa’s third-party sourcing strategy may not result in a cost-effective means for manufacturing its future products. If Opexa employs third-party manufacturers, it will not control many aspects of the manufacturing process, including compliance by these third parties with cGMP and other regulatory requirements. Opexa further may not be able to obtain adequate supplies from third-party manufacturers in a timely fashion for development or commercialization purposes, and commercial quantities of products may not be available from contract manufacturers at acceptable costs.

Problems with Opexa’s manufacturing process or with a manufacturing facility (whether Opexa’s or a third party’s) could result in the failure to produce, or a delay in producing, adequate supplies of any of Opexa’s product candidates. A number of factors could cause interruptions or delays, including equipment malfunctions or failures, destruction or damage to a manufacturing facility due to natural disasters or otherwise, contamination of materials, changes in regulatory requirements or standards that require modifications to Opexa’s manufacturing process, action by a regulatory agency or by a manufacturer (whether Opexa or a third party) that results in the halting or slowdown of production due to regulatory issues, any third-party manufacturer going out of business or failing to produce as contractually required, or other similar factors.

Difficulties, delays or interruptions in the manufacture and supply of any of Opexa’s product candidates could require it to stop treating patients in its clinical development of such product candidate and/or require a halt to or suspension of, or otherwise adversely affect, a clinical trial, thus increasing Opexa’s costs and damaging its reputation. If a product candidate is approved, difficulties, delays or interruptions in the manufacture and supply of such product candidate could cause a delay in or even halt or suspend the commercialization of such product candidate, potentially causing a partial or complete loss of revenue or market share.

Tcelna was manufactured using Opexa’s proprietary ImmPath® technology for the production of an autologous T-cell immunotherapy utilizing a patient’s own blood. Opexa’s manufacturing process may raise development issues that may not be resolvable, regulatory issues that could delay or prevent approval, or personnel issues that may prevent the further development or commercialization, if approved, of any product candidate.

Tcelna was based on Opexa’s novel T-cell immunotherapy platform, ImmPath, which produces an autologous T-cell immunotherapy utilizing a patient’s own blood. OPX-212 may be similarly produced. The manufacture of living T-cell products requires specialized facilities, equipment and personnel which are different than the resources required for manufacturing chemical or biologic compounds. Scaling-out the manufacture of living cell products to meet demands for commercialization will require substantial amounts of such specialized facilities, equipment and personnel, especially where the products are personalized and must be made for each patient individually. Because Opexa’s manufacturing processes are complex, require facilities and personnel that are not widely available in the industry, involve equipment and training with long lead times, and the establishment of new manufacturing facilities is subject to a potentially lengthy regulatory approval process, alternative qualified production capacity may not be available on a timely basis or on reasonably terms, if at all. In addition, not many consultants or advisors in the industry have relevant experience and can provide guidance or assistance because active immune therapies are fundamentally a new category of product in two major ways: (i) the product consists of living T-cells, not chemical or biologic compounds; and (ii) the product is personalized. There can be no assurance that manufacturing problems will not arise in the future which Opexa may not be able to resolve or which may cause significant delays in development or, if any product candidate is approved, commercialization.

Regulatory approval of product candidates that are manufactured using novel manufacturing processes such as Opexa’s can be more expensive and take longer than other, more well-known or extensively studied pharmaceutical or biopharmaceutical products, due to a lack of experience with them. FDA approval of personalized immunotherapy products has been limited to date. This lack of experience and precedent may lengthen the regulatory review process, require that additional studies or clinical trials be conducted, increase development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization, or lead to significant post-approval limitations or restrictions.

In addition, the novel nature of product candidates also means that fewer people are trained in or experienced with product candidates of this type, which may make it difficult to find, hire and retain capable personnel for research, development and manufacturing positions.

If any product Opexa may eventually have is not accepted by the market or if users of any such product are unable to obtain adequate coverage of and reimbursement for such product from government and other third-party payors, Opexa’s revenues and profitability will suffer.

Opexa’s ability to successfully commercialize any product it may eventually have, to the extent applicable, and/or its ability to receive any revenue will depend in significant part on the extent to which appropriate coverage of and reimbursement for such product and any related treatments are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Opexa cannot provide any assurances that third-party payors will consider any product cost-effective or provide coverage of and reimbursement for such product, in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved medical products and services and newly approved indications for existing products. Third-party payors may conclude that any product is less safe, less clinically effective, or less cost-effective than existing products, and third-party payors may not approve such product for coverage and reimbursement. If adequate coverage of and reimbursement for any product from third-party payors cannot be obtained, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in the use of any such product would cause sales to suffer. Even if third-party payors make reimbursement available, payment levels may not be sufficient to make the sale of any such product profitable.

In addition, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of medical services and products, may result in inadequate coverage of and reimbursement for any product Opexa may eventually have. Many third-party payors, including in particular HMOs, are pursuing various ways to reduce pharmaceutical costs, including, for instance, the use of formularies. The market for any product depends on access to such formularies, which are lists of medications for which third-party payors provide reimbursement. These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on formularies of HMOs and other third-party payors. This increased competition has led to a downward pricing pressure in the industry. The cost containment measures that third-party payors are instituting could have a material adverse effect on Opexa’s ability to operate profitably.

Any product candidate, if approved for sale, may not gain acceptance among physicians, patients and the medical community, thereby limiting Opexa’s potential to generate revenues.

Even if a product candidate is approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals and third-party payors, and Opexa’s profitability and growth, will depend on a number of factors, including:

•	demonstration of efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	availability and cost of alternative treatments, including cheaper generic drugs;

•	pricing and cost effectiveness, which may be subject to regulatory control;

•	effectiveness of sales and marketing strategies for the product and competition for such product;

•	the product labeling or product insert required by the FDA or regulatory authority in other countries; and

•	the availability of adequate third-party insurance coverage or reimbursement.

If any product candidate does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide patient benefit, that product candidate, if approved for commercial sale by the FDA or other regulatory authorities, likely will not achieve market acceptance and Opexa’s ability to generate revenues from that product candidate would be substantially reduced.

Opexa has incurred, and expects to continue to incur, increased costs and risks as a result of being a public company.

As a public company, Opexa is required to comply with the Sarbanes-Oxley Act of 2002, or SOX, as well as rules and regulations implemented by the SEC and The NASDAQ Stock Market, or NASDAQ. Changes in the laws and regulations affecting public companies, including the provisions of SOX and rules adopted by the SEC and by NASDAQ, have resulted in, and will continue to result in, increased costs as Opexa responds to their requirements. Given the risks inherent in the design and operation of internal controls over financial reporting, the effectiveness of Opexa’s internal controls over financial reporting is uncertain. If Opexa’s internal controls are not designed or operating effectively, it may not be able to conclude an evaluation of its internal control over financial reporting as required or Opexa or its independent registered public accounting firm may determine that Opexa’s internal control over financial reporting was not effective. Opexa currently has a very limited workforce, and it may be difficult to adhere to appropriate internal controls over financial reporting or disclosure controls with such limited staffing. In addition, Opexa’s registered public accounting firm may either disclaim an opinion as it relates to management’s assessment of the effectiveness of its internal controls or may issue an adverse opinion on the effectiveness of Opexa’s internal controls over financial reporting, especially in light of the fact that Opexa currently has a very limited workforce. Investors may lose confidence in the reliability of Opexa’s financial statements, which could cause the market price of Opexa’s common stock to decline and which could affect its ability to run its business as it otherwise would like to. New rules could also make it more difficult or more costly for Opexa to obtain certain types of insurance, including directors’ and officers’ liability insurance, and Opexa may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the coverage that is the same or similar to Opexa’s current coverage. The impact of these events could also make it more difficult for Opexa to attract and retain qualified persons to serve on its board of directors, its board committees and as executive officers. Opexa cannot predict or estimate the total amount of the costs it may incur or the timing of such costs to comply with these rules and regulations.

Under the corporate governance standards of NASDAQ, a majority of Opexa’s board of directors and each member of Opexa’s Audit and Compensation Committees must be an independent director. If any vacancies on Opexa’s Board or Audit or Compensation Committees occur that need to be filled by independent directors, Opexa may encounter difficulty in attracting qualified persons to serve on its Board and, in particular, its Audit Committee. If Opexa fails to attract and retain the required number of independent directors, Opexa may be subject to SEC enforcement proceedings and delisting of its common stock from the NASDAQ Capital Market.

Any acquisitions that Opexa makes could disrupt its business and harm its financial condition.

Opexa expects to evaluate potential strategic acquisitions of complementary businesses, products or technologies on a global geographic footprint. Opexa may also consider joint ventures, licensing and other collaborative projects. Opexa may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate acquisitions of any businesses, products or technologies. Furthermore, the integration of any acquisition and management of any collaborative project may divert Opexa’s management’s time and resources from its core business and disrupt its operations. Opexa does not have any experience with acquiring companies, or with acquiring products outside of the United States. Any cash acquisition Opexa pursues would potentially divert the cash Opexa has on its balance sheet from its present clinical development programs. Any stock acquisitions would dilute Opexa’s shareholders’ ownership. While Opexa from time to time evaluates potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, Opexa has no present agreements with respect to any acquisitions or collaborative projects.

Risks Related to Opexa’s Intellectual Property

Patents obtained by other persons may result in infringement claims against Opexa that are costly to defend and which may limit Opexa’s ability to use the disputed technologies and prevent it from pursuing research and development or commercialization of potential products, such as Tcelna.

If third party patents or patent applications contain claims infringed by either Opexa’s licensed technology or other technology required to make or use its potential products, such as Tcelna, and such claims are ultimately determined to be valid, there can be no assurance that Opexa would be able to obtain licenses to these patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. If Opexa is unable to obtain such licenses at a reasonable cost, it may not be able to develop any affected product candidate commercially. There can be no assurance that Opexa will not be obliged to defend itself in court against allegations of infringement of third-party patents. Patent litigation is very expensive and could consume substantial resources and create significant uncertainties. An adverse outcome in such a suit could subject Opexa to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require Opexa to cease using such technology.

If Opexa is unable to obtain patent protection and other proprietary rights, Opexa’s operations will be significantly harmed.

Opexa’s ability to compete effectively is dependent upon obtaining patent protection relating to its technologies. The patent positions of pharmaceutical and biotechnology companies, including Opexa’s, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced before or after the patent is issued. Consequently, Opexa does not know whether pending patent applications for its technology will result in the issuance of patents, or if any issued patents will provide significant protection or commercial advantage or will be circumvented by others. Since patent applications are secret until the applications are published (usually 18 months after the earliest effective filing date), and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Opexa cannot be certain that the inventors of its owned or licensed intellectual property rights were the first to make the inventions at issue or that any patent applications at issue were the first to be filed for such inventions. There can be no assurance that patents will issue from pending patent applications or, if issued, that such patents will be of commercial benefit to Opexa, afford Opexa adequate protection from competing products, or not be challenged or declared invalid.

Given Opexa’s limited cash resources and the current priorities it has set for its use of cash, certain costs related to intellectual property, including those for continued prosecution of individual patents, patent applications and patent counsel costs have been reduced or have ceased. The focus on preservation of cash resulting in reduced patent expenses may cause certain patents to become abandoned and/or prosecution to be dropped. This could materially affect Opexa’s patent estate and could jeopardize the ability of Opexa to continue its development programs, secure a development partner, protect its global patent position and its ability to challenge future patent infringement.

Issued U.S. patents require the payment of maintenance fees to continue to be in force. Opexa relies on a third-party payor to do this and their failure to do so could result in the forfeiture of patents not timely maintained.

Many foreign patent offices also require the payment of periodic annuities to keep patents and patent applications in good standing. As Opexa may not maintain direct control over the payment of all such annuities, it cannot assure you that its third-party payor will timely pay such annuities and that the granted patents and pending patent applications will not become abandoned. In addition, Opexa or its licensors may have selected a limited amount of foreign patent protection, and therefore applications have not been filed in, and foreign patents may not have been perfected in, all commercially significant countries.

The patent protection of product candidates, such as Tcelna, involves complex legal and factual questions. To the extent that it would be necessary or advantageous for any of Opexa’s licensors to cooperate or lead in the enforcement of its licensed intellectual property rights, Opexa cannot control the amount or timing of resources such licensors devote on its behalf or the priority they place on enforcing such rights. Opexa may not be able to protect its intellectual property rights against third-party infringement, which may be difficult to detect. Additionally, challenges may be made to the ownership of Opexa’s intellectual property rights, its ability to enforce them, or its underlying licenses.

Opexa cannot be certain that any of the patents issued to it or to its licensors will provide adequate protection from competing products. Opexa’s success will depend, in part, on whether it or its licensors can:

•	obtain and maintain patents to protect Opexa’s product candidates such as Tcelna;

•	obtain and maintain any required or desirable licenses to use certain technologies of third parties, which may be protected by patents;

•	protect Opexa’s trade secrets and know-how;

•	operate without infringing the intellectual property and proprietary rights of others;

•	enforce the issued patents under which Opexa holds rights; and

•	develop additional proprietary technologies that are patentable.

The degree of future protection for Opexa’s proprietary rights (owned or licensed) is uncertain. For example:

•	Opexa or its licensor might not have been the first to make the inventions covered by pending patent applications or issued patents owned by, or licensed to, Opexa;

•	Opexa or its licensor might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of the technologies owned by, or licensed to, Opexa;

•	it is possible that none of the pending patent applications owned by, or licensed to, Opexa will result in issued patents;

•	any patents under which Opexa holds rights may not provide it with a basis for commercially viable products, may not provide it with any competitive advantages or may be challenged by third parties as invalid, or unenforceable under U.S. or foreign laws;

•	inability to continue supporting and funding patent prosecution costs; or

•	any of the issued patents under which Opexa holds rights may not be valid or enforceable or may be circumvented successfully in light of the continuing evolution of domestic and foreign patent laws.

Confidentiality agreements with employees and others may not adequately prevent disclosure of Opexa’s trade secrets and other proprietary information and may not adequately protect its intellectual property, which could limit its ability to compete.

Opexa relies in part on trade secret protection in order to protect its proprietary trade secrets and unpatented know-how. However, trade secrets are difficult to protect, and Opexa cannot be certain that others will not develop the same or similar technologies on their own. Opexa has taken steps, including entering into confidentiality agreements with its employees, consultants, outside scientific collaborators and other advisors, to protect its trade secrets and unpatented know-how. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by Opexa during the course of the party’s relationship with Opexa. Opexa also typically obtains agreements from these parties which provide that inventions conceived by the party in the course of rendering services to Opexa will be its exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to Opexa. Further, Opexa has limited control, if any, over the protection of trade secrets developed by its licensors. Enforcing a claim that a party illegally obtained and is using Opexa’s trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or know-how. The failure to obtain or maintain trade secret protection could adversely affect Opexa’s competitive position.

A dispute concerning the infringement or misappropriation of Opexa’s proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm Opexa’s business.

A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or have been issued patents relating to cell therapy, T-cells, and other technologies potentially relevant to or required by Opexa’s product candidates such as Tcelna. Opexa cannot predict which, if any, of such applications will issue as patents or the claims that might be allowed. Opexa is aware of a number of patent applications and patents claiming use of modified cells to treat disease, disorder or injury.

There is significant litigation in Opexa’s industry regarding patent and other intellectual property rights. While Opexa is not currently subject to any pending intellectual property litigation, and is not aware of any such threatened litigation, it may be exposed to future litigation by third parties based on claims that its product candidates, such as Tcelna, or their methods of use, manufacturing or other technologies or activities infringe the intellectual property rights of such third parties. If Opexa’s product candidates, such as Tcelna, or their methods of manufacture are found to infringe any such patents, Opexa may have to pay significant damages or seek licenses under such patents. Opexa has not conducted comprehensive searches of patents issued to third parties relating to Tcelna or OPX-212. Consequently, no assurance can be given that third-party patents containing claims covering Tcelna or OPX-212, their methods of use or manufacture do not exist or have not been filed and will not be issued in the future. Because some patent applications in the United States may be maintained in secrecy until the patents are issued, and because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, Opexa cannot be certain that others have not filed patent applications that will mature into issued patents that relate to Opexa’s current or future product candidates that could have a material effect in developing and commercializing one or more of Opexa’s product candidates. A patent holder could prevent Opexa from importing, making, using or selling the patented compounds. Opexa may need to resort to litigation to enforce its intellectual property rights or to determine the scope and validity of third-party proprietary rights. Similarly, Opexa may be subject to claims that it has inappropriately used or disclosed trade secrets or other proprietary information of third parties. If Opexa becomes involved in litigation, it could consume a substantial portion of Opexa’s managerial and financial resources, regardless of whether it wins or loses. Some of Opexa’s competitors may be able to sustain the costs of complex intellectual property litigation more effectively than Opexa can because they have substantially greater resources. Opexa may not be able to afford the costs of litigation. Any legal action against Opexa or its collaborators could lead to:

•	payment of actual damages, royalties, lost profits, potentially treble damages and attorneys’ fees, if Opexa is found to have willfully infringed a third party’s patent rights;

•	injunctive or other equitable relief that may effectively block Opexa’s ability to further develop, commercialize and sell its products;

•	Opexa or its collaborators having to enter into license arrangements that may not be available on commercially acceptable terms if at all; or

•	significant cost and expense, as well as distraction of Opexa’s management from its business.

As a result, Opexa could be prevented from commercializing current or future product candidates.

Risks Related to Opexa’s Industry

Opexa is subject to stringent regulation of its product candidates, which could delay development and commercialization.

Opexa, its third-party contractors and suppliers, and its product candidates are subject to stringent regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. None of Opexa’s product candidates can be marketed in the United States until it has been approved by the FDA. No product candidate of Opexa’s has been approved, and Opexa may never receive FDA approval for any product candidate. Obtaining FDA approval typically takes many years and requires substantial resources. Even if regulatory approval is obtained, the FDA may impose significant restrictions on the indicated uses, conditions for use and labeling of such products. Additionally, the FDA may require post-approval studies, including additional research and development and clinical trials. These regulatory requirements may limit the size of the market for the product or result in the incurrence of additional costs. Any delay or failure in obtaining required approvals could substantially reduce Opexa’s ability to generate revenues.

In addition, both before and after regulatory approval, Opexa and its product candidates are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export. The FDA’s requirements may change and additional government regulations may be promulgated that could affect Opexa and its product candidates. Given the number of recent high profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk management programs, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising. Furthermore, heightened Congressional scrutiny on the adequacy of the FDA’s drug approval process and the agency’s efforts to assure the safety of marketed drugs resulted in the enactment of legislation addressing drug safety issues, the FDA Amendments Act of 2007. This legislation provides the FDA with expanded authority over drug products after approval and the FDA’s exercise of this authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, and increased costs to assure compliance with new post-approval regulatory requirements. Opexa cannot predict the likelihood, nature or extent of government regulation that may arise from this or future legislation or administrative action, either in the United States or abroad.

In order to market any of Opexa’s products outside of the United States, Opexa must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods and the time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States. Approval by the FDA does not automatically lead to the approval of authorities outside of the United States and, similarly, approval by other regulatory authorities outside the United States will not automatically lead to FDA approval. In addition, regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Opexa’s product candidates may not be approved for all indications that Opexa requests, which would limit uses and adversely impact Opexa’s potential royalties and product sales. Such approval may be subject to limitations on the indicated uses for which any potential product may be marketed or require costly, post-marketing follow-up studies.

If Opexa fails to comply with applicable regulatory requirements in the United States and other countries, among other things, Opexa may be subject to fines and other civil penalties, delays in approving or failure to approve a product, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, interruption of manufacturing or clinical trials, injunctions and criminal prosecution, any of which would harm Opexa’s business.

Opexa may need to change its business practices to comply with health care fraud and abuse regulations, and its failure to comply with such laws could adversely affect Opexa’s business, financial condition and results of operations.

If Opexa is successful in achieving approval to market one or more of its product candidates, its operations will be directly, or indirectly through its customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, Opexa’s proposed sales, marketing, and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Department of Health and Human Services, Office of Inspector General, or OIG, to issue a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claims Act action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Beginning August 1, 2013, the Physician Payments Sunshine Act, or the Sunshine Act, which is part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Affordable Care Act, requires manufacturers of drugs, medical devices, biologicals or medical supplies that participate in U.S. federal health care programs to track and then report certain payments and items of value given to U.S. physicians and U.S. teaching hospitals (referred to as Covered Recipients). The Sunshine Act requires that manufacturers collect this information on a yearly basis and then report it to Centers for Medicare & Medicaid Services by the 90th day of each subsequent year.

If Opexa’s operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, Opexa may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of its operations.

If Opexa’s competitors develop and market products that are more effective than Opexa’s product candidates, they may reduce or eliminate Opexa’s commercial opportunities.

Competition in the pharmaceutical industry, particularly the market for MS products, is intense, and Opexa expects such competition to continue to increase. Opexa faces competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, in the United States and abroad. Opexa’s competitors have products that have been approved or are in advanced development and may succeed in developing drugs that are more effective, safer and more affordable or more easily administered than Opexa’s, or that achieve patent protection or commercialization sooner than Opexa’s products. Opexa’s most significant competitors are fully integrated pharmaceutical companies and more established biotechnology companies. These companies have significantly greater capital resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals, and marketing than Opexa currently does. However, smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaboration arrangements with large pharmaceutical and established biotechnology companies. In addition to the competitors with existing products that have been approved, many of Opexa’s competitors are further along in the process of product development and also operate large, company-funded research and development programs. As a result, Opexa’s competitors may develop more competitive or affordable products, or achieve earlier patent protection or further product commercialization than Opexa is able to achieve. Competitive products may render any products or product candidates that Opexa develops obsolete.

Opexa’s competitors may also develop alternative therapies that could further limit the market for any products that Opexa may develop.

Rapid technological change could make Opexa’s products obsolete.

Biopharmaceutical technologies have undergone rapid and significant change, and Opexa expects that they will continue to do so. As a result, there is significant risk that Opexa’s product candidates may be rendered obsolete or uneconomical by new discoveries before it recovers any expenses incurred in connection with their development. If Opexa’s product candidates are rendered obsolete by advancements in biopharmaceutical technologies, Opexa’s prospects will suffer.

Consumers may sue Opexa for product liability, which could result in substantial liabilities that exceed Opexa’s available resources and damage its reputation.

Developing and commercializing drug products entails significant product liability risks. Liability claims may arise from Opexa’s and Opexa’s collaborators’ use of products in clinical trials and the commercial sale of those products.

In the event that any of Opexa’s product candidates becomes an approved product and is commercialized, consumers may make product liability claims directly against Opexa and/or its partners, and its partners or others selling these products may seek contribution from Opexa if they incur any loss or expenses related to such claims. Opexa has insurance that covers clinical trial activities. Opexa believes its insurance coverage as of the date hereof is reasonably adequate at this time. However, Opexa will need to increase and expand this coverage as it commences additional clinical trials, as well as larger scale trials, and if any product candidate is approved for commercial sale. This insurance may be prohibitively expensive or may not fully cover Opexa’s potential liabilities. Opexa’s inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the regulatory approval or commercialization of products that Opexa or one of its collaborators develop. Product liability claims could have a material adverse effect on Opexa’s business and results of operations. Liability from such claims could exceed Opexa’s total assets if it does not prevail in any lawsuit brought by a third party alleging that an injury was caused by one or more of Opexa’s products.

Government controls and health care reform measures could adversely affect Opexa’s business.

The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care. In the United States and in foreign jurisdictions, there have been, and Opexa expects that there will continue to be, a number of legislative and regulatory proposals aimed at changing the health care system. For example, in some foreign countries, particularly in Europe, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, Opexa may be required to conduct additional clinical trials that compare the cost-effectiveness of any product candidate to other available therapies. If reimbursement of any product candidate is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, Opexa may be unable to achieve or sustain profitability in such country. In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. Any negotiated prices for any product candidate covered by a Part D prescription drug plan will likely be lower than the prices that might otherwise be obtained outside of the Medicare Part D prescription drug plan. Moreover, while Medicare Part D applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment under Medicare Part D may result in a similar reduction in payments from non-governmental payors.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Opexa’s ability to sell any product candidate. Among policy-makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Opexa cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect: the demand for any product candidate; the ability to set a price that Opexa believes is fair for any product candidate; Opexa’s ability to generate revenues and achieve or maintain profitability; the level of taxes that Opexa is required to pay; and the availability of capital.

Risks Related to Opexa’s Securities

There is currently a limited market for Opexa’s securities, and any trading market that exists in Opexa’s securities may be highly illiquid and may not reflect the underlying value of its net assets or business prospects.

Although Opexa’s common stock is traded on the NASDAQ Capital Market, there is currently a limited market for its securities and there can be no assurance that an active market will ever develop. Investors are cautioned not to rely on the possibility that an active trading market may develop.

Opexa’s stock may be delisted from NASDAQ, which could affect its market price and liquidity, as well as Acer’s and Opexa’s obligation to complete the Merger.

Opexa is required to meet certain qualitative and financial tests (including a minimum bid price for its common stock of $1.00 per share and a minimum shareholders’ equity of $2.5 million), as well as certain corporate governance standards, to maintain the listing of its common stock on the NASDAQ Capital Market. While Opexa is exercising diligent efforts to maintain the listing of its common stock and warrants on NASDAQ, there can be no assurance that it will be able to do so, and its securities could be delisted.

For example, as a consequence of Opexa’s announcement on October 28, 2016 that the Abili-T trial did not meet either its primary or secondary endpoints, Opexa’s stock has traded below $1.00 per share at times. On April 10, 2017, Opexa received a staff deficiency letter from NASDAQ indicating that Opexa’s common stock failed to comply with the minimum bid price requirement because it closed below the $1.00 minimum closing bid price for 30 consecutive business days. The notice further stated that Opexa will be provided a period of 180 calendar days to regain compliance. If Opexa’s common stock maintains a closing bid price of $1.00 per share or more for a minimum of 10 consecutive business days (or such longer period of time as the NASDAQ staff may require in some circumstances, but generally not more than 20 consecutive business days) before October 9, 2017, Opexa will achieve compliance with this listing standard. If Opexa’s common stock does not achieve compliance with the minimum bid price by October 9, 2017, Opexa may be eligible for an additional 180-day grace period to regain compliance if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and provides timely notice of its intention to cure the deficiency during the second grace period by effecting a reverse stock split, if necessary. However, if it appears to the NASDAQ staff that Opexa will not be able to cure the deficiency, or if Opexa does not meet the other listing standards, NASDAQ could provide notice that Opexa’s stock will become subject to delisting. Opexa is actively monitoring the closing bid price of its common stock and evaluating available options to resolve this deficiency and regain compliance with the minimum bid price rule.

Additionally, on May 16, 2017, Opexa received a letter from the listing qualifications department staff of the NASDAQ notifying Opexa that the stockholders’ equity of $2,241,693 as reported in Opexa’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 was below the minimum stockholders’ equity of $2,500,000 required for continued listing on the NASDAQ Capital Market as set forth in NASDAQ listing rule 5550(b)(1). Opexa was provided 45 calendar days, or until June 30, 2017, to submit a plan to regain compliance with the minimum stockholders’ equity standard. Opexa timely submitted such plan. On July 18, 2017, NASDAQ notified Opexa that its plan was acceptable to NASDAQ, and Opexa was granted an extension to November 13, 2017 to evidence compliance with the minimum stockholders’ equity standard. While Opexa is exercising diligent efforts to maintain the listing of its common stock on NASDAQ, there can be no assurance that Opexa will be able to regain or maintain compliance. If Opexa does not regain compliance by November 13, 2017, or if Opexa fails to satisfy another NASDAQ requirement for continued listing, NASDAQ staff could provide notice that Opexa’s common stock will become subject to delisting. In such event, NASDAQ rules permit Opexa to appeal the decision to reject its proposed compliance plan or any delisting determination to a NASDAQ Hearings Panel.

It is also possible that Opexa could fail to satisfy another NASDAQ requirement for continued listing of its stock, such as the market value or number of publicly held shares or number of shareholders, or a corporate governance requirement. In addition to the minimum bid price deficiency notice Opexa received on April 10, 2017 and the minimum stockholders’ equity deficiency notice Opexa received on May 16, 2017, Opexa may receive additional future notices from NASDAQ that it has failed to meet NASDAQ’s requirements, and proceedings to delist Opexa’s stock could be commenced. In such event, NASDAQ rules permit Opexa to appeal any delisting determination to a NASDAQ Hearings Panel. If Opexa is unable to maintain or regain compliance in a timely manner or if it does not meet the other listing standards and its common stock is delisted, it could be more difficult to buy or sell Opexa’s common stock and obtain accurate quotations, and the price of Opexa’s stock could suffer a material decline. Delisting may also impair Opexa’s ability to raise capital or enter into a potential strategic transaction.

In addition, it is a condition precedent to both Acer’s and Opexa’s obligation to complete the Merger that Opexa’s shares of common stock remain continually listed on the NASDAQ Capital Market from the date of the Merger through the date the Merger is completed and that the shares of Opexa common stock to Acer shareholders in the Merger shall have been approved for listing. If Opexa’s common stock ceases to be listed on the NASDAQ Capital Market and either or both of the parties to the Merger Agreement decline to complete the Merger, the value of Opexa’s common stock may decline.

Opexa’s share price is volatile, and you may not be able to resell your shares at a profit or at all.

The market prices for securities of biopharmaceutical and biotechnology companies, and early-stage drug discovery and development companies like Opexa in particular, have historically been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of Opexa’s common stock:

•	the disappointing results recently announced on October 28, 2016 for the Abili-T clinical study of Tcelna in SPMS;

•	announcements of significant changes in Opexa’s business or operations, including the decision not to pursue one or more of Opexa’s drug development programs or the decision to implement restructurings such as reductions in its workforce;

•	the development status of any drug candidates, such as Tcelna, including clinical study results and determinations by regulatory authorities with respect thereto;

•	the initiation, termination or reduction in the scope of any collaboration arrangements or any disputes or developments regarding such collaborations;

•	Opexa’s inability to obtain additional funding;

•	announcements of technological innovations, new commercial products or other material events by Opexa competitors or by Opexa;

•	disputes or other developments concerning Opexa’s proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of Opexa’s financial performance;

•	additions or departures of key personnel;

•	discussions of Opexa’s business, products, financial performance, prospects or stock price by the financial and scientific press and online investor communities;

•	public concern as to, and legislative action with respect to, the pricing and availability of prescription drugs or the safety of drugs and drug delivery techniques;

•	regulatory developments in the United States and in foreign countries; or

•	dilutive effects of sales of shares of common stock by Opexa or Opexa’s shareholders, and sales of common stock acquired upon exercise or conversion by the holders of warrants, options or convertible notes.

Broad market and industry factors, as well as economic and political factors, also may materially adversely affect the market price of Opexa’s common stock.

Opexa may be or become the target of securities litigation, which is costly and time-consuming to defend.

In the past, following periods of market volatility in the price of a company’s securities or the reporting of unfavorable news, security holders have often instituted class action litigation. This risk is especially relevant for Opexa because biotechnology companies have experienced significant stock price volatility in recent years. Moreover, following the announcement on October 28, 2016 of disappointing results of the Abili-T study, Opexa’s stock price decreased substantially, which may portend securities class action litigation against Opexa. If Opexa becomes involved in this type of litigation, regardless of the outcome, Opexa could incur substantial legal costs and its management’s attention could be diverted from the operation of its business, causing its business to suffer.

Opexa’s “blank check” preferred stock could be issued to prevent a business combination not desired by management or its majority shareholders.

Opexa’s charter authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined by Opexa’s board of directors without shareholder approval. Opexa’s preferred stock could be utilized as a method of discouraging, delaying, or preventing a change in Opexa’s control and as a method of preventing shareholders from receiving a premium for their shares in connection with a change of control.

Future sales of Opexa’s securities could cause dilution, and the sale of such securities, or the perception that such sales may occur, could cause the price of Opexa’s stock to fall.

On March 25, 2016, Opexa entered into a new Sales Agreement with IFS Securities, Inc. (doing business as Brinson Patrick, a division of IFS Securities, Inc.) as sales agent, pursuant to which Opexa can offer and sell shares of its common stock from time to time depending upon market demand, in transactions deemed to be an “at the market” offering. Opexa registered up to 1,000,000 shares of common stock for potential sale under the new ATM facility. From August 17, 2016 through December 31, 2016, Opexa sold an aggregate of 66,184 shares of its common stock under the ATM facility. Opexa generated gross and net proceeds, including amortization of deferred offering costs, of $293,345 and $276,912, respectively, with the average share price ranging from $4.12 to $4.73 per share. During January 2017, Opexa further sold an aggregate of 516,278 shares of common stock for gross and net proceeds of $490,098 and $413,662 respectively, with the average share price ranging from $0.90 to $0.97. Opexa will need to keep current its shelf registration statement and the offering prospectus relating to the ATM facility in order to use the program to sell shares of common stock in the future.

Sales of additional shares of Opexa’s common stock, as well as securities convertible into or exercisable for common stock, could result in substantial dilution to Opexa’s shareholders and cause the market price of Opexa’s common stock to decline. An aggregate of 7,657,332 shares of common stock were outstanding as of March 31, 2017. As of such date, another (i) 244,868 shares of common stock were issuable upon exercise of outstanding options and (ii) 3,468,731 shares of common stock were issuable upon the exercise of outstanding warrants. A substantial majority of the outstanding shares of Opexa’s common stock and warrants (as well as a substantial majority of the shares of common stock issuable upon exercise of outstanding options and warrants) are freely tradable without restriction or further registration under the Securities Act of 1933.

Opexa may sell additional shares of common stock, as well as securities convertible into or exercisable for common stock, in subsequent public or private offerings. Opexa may also issue additional shares of common stock, as well as securities convertible into or exercisable for common stock, to finance future acquisitions. Opexa may need to raise additional capital in order to initiate or complete additional development activities for Tcelna in MS and for OPX-212 in NMO, or to pursue additional disease indications for its T-cell technology, and this may require Opexa to issue a substantial amount of securities (including common stock as well as securities convertible into or exercisable for common stock). There can be no assurance that Opexa’s capital raising efforts will be able to attract the capital needed to execute on its business plan and sustain its operations. Moreover, Opexa cannot predict the size of future issuances of its common stock, as well as securities convertible into or exercisable for common stock, or the effect, if any, that future issuances and sales of its securities will have on the market price of its common stock. Sales of substantial amounts of Opexa’s common stock, as well as securities convertible into or exercisable for common stock, including shares issued in connection with an acquisition or securing funds to complete any clinical trial plans, or the perception that such sales could occur, may result in substantial dilution and may adversely affect prevailing market prices for Opexa’s common stock.

Opexa presently does not intend to pay cash dividends on its common stock.

Opexa currently anticipates that no cash dividends will be paid on the common stock in the foreseeable future. While Opexa’s dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of its business.

Opexa shareholders may experience substantial dilution in the value of their investment if Opexa issues additional shares of its capital stock.

Opexa’s charter allows it to issue up to 150,000,000 shares of common stock and to issue and designate the rights of, without shareholder approval, up to 10,000,000 shares of preferred stock. In order to raise additional capital, Opexa may in the future offer additional shares of its common stock or other securities convertible into or exchangeable for its common stock at prices that may not be the same as the price per share paid by other investors, and dilution to Opexa’s shareholders could result. Opexa may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which Opexa sells additional shares of its common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by other investors.

Opexa may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to its common stock as to distributions and in liquidation, which could negatively affect the value of Opexa’s common stock.

In the future, Opexa may attempt to increase its capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of its assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred stock, hybrid securities, or securities convertible into or exchangeable for equity securities. In the event of Opexa’s liquidation, its lenders and holders of its debt and preferred securities would receive distributions of available assets before distributions to the holders of Opexa’s common stock. Because Opexa’s decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond its control, Opexa cannot predict or estimate the amount, timing or nature of its future offerings or debt financings. Further, market conditions could require Opexa to accept less favorable terms for the issuance of its securities in the future.

Opexa’s management has significant flexibility in using the current available cash.

In addition to general corporate purposes (including working capital, research and development, business development and operational purposes), Opexa currently intends to use its available cash to continue to assess the viability of pursuing its preclinical program for OPX-212 in NMO and the related T-cell platform and to complete the strategic process that resulted in Opexa signing the Merger Agreement with Acer. Opexa cannot fully predict its future cash needs until it completes this analysis and process. However, after further analysis of the data from the Abili-T trial, Opexa has determined that it will not move forward with further studies of Tcelna in SPMS at this time.

Depending on future developments and circumstances, Opexa may use some of its available cash for other purposes which may have the potential to decrease its cash runway. Notwithstanding Opexa’s current intentions regarding use of its available cash, Opexa’s management will have significant flexibility with respect to such use. The actual amounts and timing of expenditures will vary significantly depending on a number of factors, including the amount and timing of cash used in Opexa’s operations and its research and development efforts. Management’s failure to use these funds effectively would have an adverse effect on the value of Opexa’s common stock and could make it more difficult and costly to raise funds in the future.

An active trading market may never develop for Opexa’s Series M warrants, which may limit the ability to resell the warrants.

There is no established trading market for the Series M warrants Opexa issued in April 2015. While the warrants have been listed for trading on NASDAQ under the symbol “OPXAW,” there can be no assurance that that a market will develop for the warrants. Even if a market for the warrants does develop, the price of the warrants may fluctuate and liquidity may be limited. If a market for the warrants does not develop, then holders of the warrants may be unable to resell the warrants or be able to sell them only at an unfavorable price. Future trading prices of the warrants will depend on many factors, including Opexa’s operating performance and financial condition, Opexa’s ability to continue the effectiveness of the registration statement covering the warrants and the common stock issuable upon exercise of the warrants, the interest of securities dealers in making a market and the market for similar securities.

The market price of Opexa’s common stock may not exceed the exercise price of the Series M warrants.

The Series M warrants issued in April 2015 will expire on April 9, 2018. The warrants entitle the holders to purchase shares of common stock at an exercise price of $12.00 per share through their expiration. There can be no assurance that the market price of Opexa’s common stock will exceed the exercise price of the warrants at any or all times prior to their expiration. Any warrants not exercised by their expiration date will expire worthless and Opexa will be under no further obligation to the warrant holder.

The Series M warrants may be redeemed on short notice. This may have an adverse impact on their price.

Opexa may redeem the Series M warrants for $0.01 per warrant if the closing price of Opexa’s common stock has equaled or exceeded $20.00 per share, subject to adjustment, for 10 consecutive trading days. If Opexa gives notice of redemption, holders will be forced to sell or exercise their warrants or accept the redemption price. The notice of redemption could come at a time when it is not advisable or possible to exercise the warrants. As a result, holders would be unable to benefit from owning the warrants being redeemed.

Opexa’s ability to use net operating loss carryovers to reduce future tax payments may be limited.

As of December 31, 2016, Opexa had net operating loss carryforwards, or NOLs, for federal income tax purposes of approximately $74 million. These NOLs are generally carried forward to reduce taxable income in future years. If unused, the NOLs will begin to expire December 31, 2024. However, Opexa’s ability to utilize the NOLs is subject to the rules under Section 382 of the Internal Revenue code.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain shareholders (generally 5% shareholders, applying certain look-through and aggregation rules) increases by more than 50 percentage points over such shareholders’ lowest percentage ownership during the testing period (generally three years). In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carryforwards. This annual limitation is generally equal to the product of the value of Opexa’s stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carryforwards.

The rules of Section 382 are complex and subject to varying interpretations. As a result of Opexa’s numerous capital raises, which have included the issuance of various classes of convertible securities and warrants, uncertainty exists as to whether Opexa may have undergone an ownership change in the past. Based on Opexa’s recent stock prices, Opexa believes any ownership change would severely limit its ability to utilize the NOLs. Limitations imposed on Opexa’s ability to utilize NOL carryforward amounts could cause U.S. federal income taxes to be paid earlier than if such limitations were not in effect and could cause such NOL carryforward amounts to expire unused, in each case reducing or eliminating the expected benefit to Opexa. Furthermore, Opexa may not be able to generate sufficient taxable income to utilize its NOL carryforward amounts before they expire. If any of these events occur, Opexa may not derive some or all of the benefits from its NOL carryforward amounts. Presently, impairment tests have not been conducted to verify NOL preservation. Accordingly, no assurance can be given that Opexa’s NOLs will be fully available.

Risks Related to Acer

Risks Related to Acer’s Business and Financial Condition

Acer has a limited operating history and has incurred significant losses since its inception and anticipates that it will continue to incur losses for the foreseeable future and may never achieve or maintain profitability. The absence of any commercial sales and Acer’s limited operating history make it difficult to assess its future viability.

Acer is a development-stage pharmaceutical company with a limited operating history. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Acer is focused principally on repurposing and/or reformulating existing drugs for (ultra) orphan diseases with significant unmet medical need. Acer is not profitable and has incurred losses in each year since its inception in 2013. Acer has only a limited operating history upon which you can evaluate its business and prospects. In addition, Acer has limited experience and has not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the specialty pharmaceutical industry. Acer has not generated any revenue to date. Acer continues to incur significant research and development and other expenses related to its ongoing operations. Acer’s net loss for the year ended December 31, 2016 was $6.7 million. As of March 31, 2017, Acer had an accumulated deficit of $14.7 million. Acer expects to continue to incur losses for the foreseeable future as it continues its development of, and seeks marketing approvals for, its product candidates.

Acer has devoted substantially all of its financial resources to identify, acquire, and develop its product candidates, including providing general and administrative support for its operations. To date, Acer has financed its operations primarily through the sale of equity securities and convertible promissory notes. The amount of its future net losses will depend, in part, on the rate of its future expenditures and its ability to obtain funding through equity or debt financings, strategic collaborations, or grants. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Acer expects losses to increase as it conducts clinical trials and continues to develop its lead product candidates. Acer expects to invest significant funds into the research and development of its current product candidates to determine the potential to advance these product candidates to regulatory approval.

If Acer obtains regulatory approval to market a product candidate, its future revenue will depend upon the size of any markets in which its product candidates may receive approval, and its ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for its product candidates in those markets. Even if Acer obtains adequate market share for its product candidates, because the potential markets in which its product candidates may ultimately receive regulatory approval could be very small, Acer may never become profitable despite obtaining such market share and acceptance of its products.

Acer expects to continue to incur significant expenses and increasing operating losses for the foreseeable future, and its expenses will increase substantially if and as Acer:

•	continues the clinical development of its product candidates;

•	continues efforts to discover new product candidates;

•	undertakes the manufacturing of its product candidates or increases volumes manufactured by third parties;

•	advances its programs into larger, more expensive clinical trials;

•	initiates additional pre-clinical, clinical, or other trials or studies for its product candidates;

•	seeks regulatory and marketing approvals and reimbursement for its product candidates;

•	establishes a sales, marketing and distribution infrastructure to commercialize any products for which Acer may obtain marketing approval and market for itself;

•	seeks to identify, assess, acquire and/or develop other product candidates;

•	makes milestone, royalty or other payments under third-party license agreements;

•	seeks to maintain, protect and expand its intellectual property portfolio;

•	seeks to attract and retain skilled personnel; and

•	experiences any delays or encounters issues with the development and potential for regulatory approval of its clinical candidates such as safety issues, clinical trial accrual delays, longer follow-up for planned studies, additional major studies or supportive studies necessary to support marketing approval.

Further, the net losses Acer incurs may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of its results of operations may not be a good indication of its future performance.

If the Merger is not completed, Acer will require, and may not be able to obtain, substantial additional financial resources in order to carry out planned activities and to continue as a going concern.

As of June 30, 2017, Acer had cash and cash equivalents totaling $2.5 million as well as current liabilities aggregating $7.9 million, consisting of accounts payable, accrued expenses and convertible notes payable, net. Acer’s existing cash resources will not be sufficient to meet its operating plan for the full 12-month period after the date of this proxy statement/prospectus/information statement. Based on available resources, Acer believes it can maintain its current operations into September 2017. As a result, to continue to fund Acer’s ongoing operations beyond September 2017, Acer would need to (i) raise additional capital through the issuance of equity, debt or other securities, (ii) convert its existing debt into equity and/or (iii) enter into strategic partnerships, alliances, collaborations or other similar transactions. Due to current market conditions and Acer’s current liquidity position, Acer believes it may be difficult to obtain additional equity or debt financing on terms acceptable to Acer, if at all, thus raising substantial doubt about Acer’s ability to continue as a going concern. If Acer is unable to raise additional capital or successfully complete the Merger or another strategic partnership, alliance, collaboration or other similar transaction, Acer will need to delay or reduce expenses or limit or curtail operations, any of which would have a material adverse effect on its business. Further, if Acer is unable to raise additional capital or successfully complete the Merger or a strategic partnership, alliance, collaboration or other similar transaction on a timely basis and on terms that are acceptable, Acer may also be required to sell or license its assets, sell the company or otherwise liquidate all or a portion of its assets and/or cease its operations altogether. If Acer cannot continue as a viable entity, its shareholders might lose some or all of their investment. Acer’s financial statements do not include any adjustments that might be necessary if Acer is unable to continue as a going concern.

Acer currently has no source of product sales revenue and may never be profitable.

Acer has not generated any revenues from commercial sales of any of its current product candidates, EDSIVO (for vEDS) and ACER-001 (for UCD and MSUD). Acer’s ability to generate product revenue depends upon its ability to successfully commercialize these product candidates or other product candidates that it may develop, in-license or acquire in the future. Acer does not anticipate generating revenue from the sale of products prior to

2018. Acer’s ability to generate future product revenue from its current or future product candidates also depends on a number of additional factors, including its ability to:

•	successfully complete research and clinical development of current and future product candidates;

•	establish and maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of product candidates;

•	obtain regulatory approval from relevant regulatory authorities in jurisdictions where Acer intends to market its product candidates;

•	launch and commercialize future product candidates for which Acer obtains marketing approval, if any, and if launched independently, successfully establish a sales force and marketing and distribution infrastructure;

•	obtain coverage and adequate product reimbursement from third-party payors, including government payors;

•	achieve market acceptance for its products, if any;

•	establish, maintain and protect its intellectual property rights; and

•	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with clinical product development, including that Acer’s product candidates may not advance through development or achieve regulatory approval, Acer is unable to predict the timing or amount of any potential future product sales revenues. Acer’s expenses also could increase beyond expectations if Acer decides to or is required by the FDA, or comparable foreign regulatory authorities, to perform studies or trials in addition to those that Acer currently anticipates. Even if Acer completes the development and regulatory processes described above, Acer anticipates incurring significant costs associated with launching and commercializing these products.

Acer will require substantial additional financing to obtain marketing approval of its product candidates and commercialize its product candidates, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force Acer to delay, limit, reduce or terminate its product development, other operations or commercialization efforts.

Since Acer’s inception, substantially all of its resources have been dedicated to the clinical development of its product candidates. As of March 31, 2017, Acer had an accumulated deficit of $14.7 million. As of June 30, 2017, Acer had cash and cash equivalents of $2.5 million as well as current liabilities aggregating $7.9 million, consisting of accounts payable, accrued expenses and convertible notes payable, net. Based on available resources, Acer believes it can maintain its current operations into September 2017. Acer believes that it will continue to expend substantial resources for the foreseeable future on the completion of clinical development and regulatory preparedness of its product candidates, preparations for a commercial launch of its product candidates, if approved, and development of any other current or future product candidates it may choose to further develop. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, obtaining marketing approvals, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any drug development process is highly uncertain, Acer cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of its current product candidates, if approved, or future product candidates, if any.

Acer’s operating plan may change as a result of factors currently unknown to Acer, and it may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect its business. In addition, Acer may seek additional capital due to favorable market conditions or strategic considerations even if Acer believes it has sufficient funds for its current or future operating plans.

Acer’s future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing Acer’s current product candidates, future product candidates and conducting preclinical and clinical trials;

•	the cost of commercialization activities if Acer’s current product candidates and future product candidates are approved for sale, including marketing, sales and distribution costs and preparedness of its corporate infrastructure;

•	the cost of manufacturing current product candidates and future product candidates that Acer obtains approval for and successfully commercializes;

•	Acer’s ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the number and characteristics of any additional product candidates Acer may develop or acquire;

•	any product liability or other lawsuits related to Acer’s products or commenced against Acer;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing its intellectual property rights, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.

Additional funds may not be available when Acer needs them, on terms that are acceptable to Acer, or at all. If adequate funds are not available to Acer on a timely basis, Acer may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for Acer’s current product candidates or future product candidates, if any;

•	delay, limit, reduce or terminate its research and development activities; or

•	delay, limit, reduce or terminate its establishment of sales and marketing capabilities or other activities that may be necessary to commercialize its future product candidates.

Raising additional capital may cause dilution to Acer’s existing shareholders, restrict its operations or require Acer to relinquish rights to its technologies or product candidates.

Acer may seek additional capital through a combination of public and private equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that Acer raises additional capital through the sale of equity or convertible debt securities, including the issuance of shares of capital stock in its concurrent financing in connection with the Merger, the ownership interest of Acer’s shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of Acer’s shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Acer’s ability to incur additional debt, limitations on its ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact Acer’s ability to conduct its business. If Acer raises additional funds through strategic collaborations and alliances and licensing arrangements with third parties, Acer may have to relinquish valuable rights to its technologies or product candidates, or grant licenses on terms unfavorable to Acer.

Acer’s auditors have expressed doubt about its ability to continue as a going concern.

In their audited financial report, Acer’s independent auditor included in its report an emphasis-of-a-matter indicating that Acer’s recurring losses from operations raise a substantial doubt as to Acer’s ability to continue as a going concern. Acer anticipates that it would need approximately $3 million, not including funds raised in the concurrent financing, over the next 12 months to continue as a going concern and expand its operations in accordance with its current business plan.

As of March 31, 2017, Acer had an accumulated deficit of $14.7 million. These matters raise substantial doubt about Acer’s ability to continue as a going concern. Because Acer has been issued an opinion by its auditors that substantial doubt exists as to whether it can continue as a going concern, it may be more difficult for it to attract investors.

Risks Related to the Clinical Development and Marketing Approval of Acer’s Product Candidates

The marketing approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if Acer is ultimately unable to obtain marketing approval for its product candidates, its business will be substantially harmed.

None of Acer’s current product candidates have gained marketing approval for sale in the United States or any other country, and Acer cannot guarantee that it will ever have marketable products. Acer’s business is substantially dependent on its ability to complete the development of, obtain marketing approval for, and successfully commercialize its product candidates in a timely manner. Acer cannot commercialize its product candidates in the United States without first obtaining approval from the FDA to market each product candidate. Similarly, Acer cannot commercialize its product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Acer’s product candidates could fail to receive marketing approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Acer’s clinical trials;

•	the FDA or comparable foreign regulatory authorities may find the human subject protections for its clinical trials inadequate and place a clinical hold on an IND at the time of its submission precluding commencement of any trials or a clinical hold on one or more clinical trials at any time during the conduct of its clinical trials;

•	the FDA could determine that Acer cannot rely on Section 505(b)(2) for any or all of its product candidates;

•	Acer may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Acer may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with Acer’s interpretation of data from preclinical studies or clinical trials;

•	the FDA could determine that Acer has identified the wrong reference listed drug or drugs or that approval of Acer’s 505(b)(2) application for any of its product candidates is blocked by patent or non-patent exclusivity of the reference listed drug or drugs;

•	the data collected from clinical trials of Acer’s product candidates may not be sufficient to support the submission of an application to obtain marketing approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may find inadequate the manufacturing processes or facilities of third-party manufacturers with which Acer contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner that would delay marketing approval.

Before obtaining marketing approval for the commercial sale of any drug product for a target indication, Acer must demonstrate in preclinical studies and well-controlled clinical trials and, with respect to approval in the United States, to the satisfaction of the FDA, that the product is safe and effective for its intended use and that the manufacturing facilities, processes and controls are adequate to preserve the drug’s identity, strength, quality and purity. In the United States, it is necessary to submit and obtain approval of an NDA from the FDA. An NDA must include extensive preclinical and clinical data and supporting information to establish the product safety and efficacy for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. After the submission of an NDA, but before approval of the NDA, the manufacturing facilities used to manufacture a product candidate must be inspected by the FDA to ensure compliance with the applicable cGMP requirements. The FDA and the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities, may also inspect Acer’s clinical trial sites and audit clinical study data to ensure that its studies are properly conducted in accordance with the IND regulations, human subject protection regulations, and good clinical practice, or cGCP.

Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. Acer cannot be certain that any submissions will be accepted for filing and reviewed by the FDA, or ultimately be approved. If the application is not accepted for review, the FDA may require that Acer conduct additional clinical studies or preclinical testing, or take other actions before it will reconsider Acer’s application. If the FDA requires additional studies or data, Acer would incur increased costs and delays in the marketing approval process, which may require Acer to expend more resources than Acer has available. In addition, the FDA may not consider any additional information to be complete or sufficient to support the filing or approval of the NDA.

Regulatory authorities outside of the United States, such as in Europe and Japan and in emerging markets, also have requirements for approval of drugs for commercial sale with which Acer must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Acer’s product candidates. Clinical trials conducted in one country may not be accepted or the results may not be found adequate by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. However, the failure to obtain regulatory approval in one jurisdiction could have a negative impact on Acer’s ability to obtain approval in a different jurisdiction. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional non-clinical studies or clinical trials, which could be costly and time consuming. Foreign regulatory approval may include all of the risks associated with obtaining FDA approval. For all of these reasons, Acer may not obtain foreign regulatory approvals on a timely basis, if at all.

The process to develop, obtain marketing approval for, and commercialize product candidates is long, complex and costly both inside and outside of the United States, and approval is never guaranteed. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Even if Acer’s product candidates were to successfully obtain approval from regulatory authorities, any such approval might significantly limit the approved indications for use, including more limited patient populations, require that precautions, warnings or contraindications be included on the product labeling, including black box warnings, require expensive and time-consuming post-approval clinical studies, risk evaluation and mitigation strategies or surveillance as conditions of approval, or, through the product label, the approval may limit the claims that it may make, which may impede the successful commercialization of its product candidates. Following any approval for commercial sale of Acer’s product candidates, certain changes to the product, such as changes in manufacturing processes and additional labeling claims, as well as new safety information, may require new studies and will be subject to additional FDA notification, or review and approval. Also, marketing approval for any of Acer’s product candidates may be withdrawn. If Acer is unable to obtain marketing approval for its product candidates in one or more jurisdictions, or any approval contains significant limitations, Acer’s ability to market to its full target market will be reduced and its ability to realize the full market potential of its product candidates will be impaired. Furthermore, Acer may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue or complete the development of any of its current or future product candidates.

If Acer is unable to submit an application for approval under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act or if Acer is required to generate additional data related to safety and efficacy in order to obtain approval under Section 505(b)(2), it may be unable to meet its anticipated development and commercialization timelines.

Acer’s current strategy for seeking marketing authorization in the United States for its product candidates relies primarily on Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, which permits use of a marketing application, referred to as a 505(b)(2) application, where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. The FDA interprets this to mean that an applicant may rely for approval on such data as that found in published literature or the FDA’s finding of safety or effectiveness, or both, of a previously approved drug product owned by a third party. There is no assurance that the FDA would find third-party data relied upon by Acer in a 505(b)(2) application sufficient or adequate to support approval and may require Acer to generate additional data to support the safety and efficacy of its product candidates. Consequently, Acer may need to conduct substantial new research and development activities beyond those it currently plans to conduct. Such additional new research and development activities would be costly and time consuming and there is no assurance that such data generated from such additional activities would be sufficient to obtain approval.

If the data to be relied upon in a 505(b)(2) application are related to drug products previously approved by the FDA and covered by patents that are listed in the FDA’s Orange Book, Acer would be required to submit with its 505(b)(2) application a Paragraph IV Certification in which Acer must certify that it does not infringe the listed patents or that such patents are invalid or unenforceable, and provide notice to the patent owner or the holder of the approved NDA. The patent owner or NDA holder would have 45 days from receipt of the notification of Acer’s Paragraph IV Certification to initiate a patent infringement action against Acer. If an infringement action is initiated, the approval of Acer’s NDA would be subject to a stay of up to 30 months or more while it defends against such a suit. Approval of Acer’s product candidates under Section 505(b)(2) may therefore be delayed until patent exclusivity expires or until Acer successfully challenges the applicability of those patents to its product candidates. Alternatively, Acer may elect to generate sufficient clinical data so that it would no longer need to rely on third-party data, which would be costly and time consuming and there would be no assurance that such data generated from such additional activities would be sufficient to obtain approval.

Acer may not be able to obtain shortened review of its applications, and the FDA may not agree that its product candidates qualify for marketing approval. If Acer is required to generate additional data to support approval, it may be unable to meet anticipated or reasonable development and commercialization timelines, may be unable to generate the additional data at a reasonable cost, or at all, and may be unable to obtain marketing approval of its product candidates. If the FDA changes its interpretation of Section 505(b)(2) allowing reliance on data in a previously approved drug application owned by a third party, or there is a change in the law affecting Section 505(b)(2), this could delay or even prevent the FDA from approving any Section 505(b)(2) application that Acer submits.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive, and can take many years to complete, and its outcome is inherently uncertain. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process, and determining when or whether marketing approval will be obtained for Acer’s current product candidates. Even if Acer believes the data collected from clinical trials of its current product candidates are promising, such data may not be sufficient to support approval by the FDA or comparable foreign authorities. Acer’s future clinical trial results may not be successful.

It is impossible to predict the extent to which the clinical trial process may be affected by legislative and regulatory developments. Due to these and other factors, Acer’s current product candidates or future product candidates could take a significantly longer time to gain marketing approval than expected or may never gain marketing approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of Acer’s current product candidates.

Preclinical trials must also be conducted in accordance with FDA and comparable foreign authorities’ legal requirements, regulations or guidelines, including Good Laboratory Practice, or GLP, an international standard meant to harmonize the conduct and quality of nonclinical studies and the archiving and reporting of findings. Preclinical studies including long-term toxicity studies and carcinogenicity studies in experimental animals may result in findings that may require further evaluation, which could affect the risk-benefit evaluation of clinical development, or which may even lead the regulatory agencies to delay, prohibit the initiation of or halt clinical trials or delay or deny marketing authorization applications. Failure to adhere to the applicable GLP standards or misconduct during the course of preclinical trials may invalidate the data and require one or more studies to be repeated or additional testing to be conducted.

Clinical trials must also be conducted in accordance with FDA and comparable foreign authorities’ legal requirements, regulations or guidelines, including human subject protection requirements and GCP. Clinical trials are subject to further oversight by these governmental agencies and institutional review boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of Acer’s current product candidates produced under cGMP, and other requirements. Acer’s clinical trials are conducted at multiple sites, including some sites in countries outside the United States and the European Union, which may subject Acer to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of foreign and non-EU clinical research organizations, as well as expose Acer to risks associated with clinical investigators who are unknown to the FDA or the European regulatory authorities, and with different standards of diagnosis, screening and medical care.

To date, Acer has not completed all clinical trials required for the approval of its current product candidates. The commencement and completion of clinical trials for Acer’s current product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	the delay or refusal of regulators or IRBs to authorize Acer to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of Acer’s clinical trials;

•	failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	negative or inconclusive results, which may require Acer to conduct additional preclinical or clinical trials or to abandon projects that Acer expects to be promising;

•	safety or tolerability concerns could cause Acer to suspend or terminate a trial if it finds that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that Acer or its investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	Acer’s third-party research and manufacturing contractors failing to comply with regulatory requirements or meet their contractual obligations to Acer in a timely manner, or at all;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of Acer’s current product candidates falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of Acer’s current product candidates to complete clinical trials; and

•	exceeding budgeted costs due to difficulty in predicting accurately the costs associated with clinical trials.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications Acer is investigating.

There are significant requirements imposed on Acer and on clinical investigators who conduct clinical trials that Acer sponsors. Although Acer is responsible for selecting qualified clinical investigators, providing them with the information they need to conduct the clinical trial properly, ensuring proper monitoring of the clinical trial, and ensuring that the clinical trial is conducted in accordance with the general investigational plan and protocols contained in the IND, Acer cannot ensure the clinical investigators will maintain compliance with all regulatory requirements at all times. The pharmaceutical industry has experienced cases where clinical investigators have been found to incorrectly record data, omit data, or even falsify data. Acer cannot ensure that the clinical investigators in its trials will not make mistakes or otherwise compromise the integrity or validity of data, any of which would have a significant negative effect on Acer’s ability to obtain marketing approval, Acer’s business, and Acer’s financial condition.

Acer could encounter delays if a clinical trial is suspended or terminated by Acer, by the IRBs of the institutions in which such trial is being conducted, by the data safety monitoring board, or DSMB, for such trial, or by the FDA or comparable foreign regulatory authorities. Acer or such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Acer’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using the drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If Acer experiences delays in the completion of, or termination of, any clinical trial of its current product candidates, the commercial prospects of its current product candidates will be harmed, and Acer’s ability to generate product revenues from its product candidates will be delayed. In addition, any delays in completing Acer’s clinical trials will increase its costs, slow its development and approval process and jeopardize its ability to commence product sales and generate revenues. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of Acer’s product candidates.

Moreover, clinical investigators for Acer’s clinical trials may serve as scientific advisors or consultants to Acer from time to time and receive compensation in connection with such services. Acer is required to report certain financial relationships with clinical investigators to the FDA and, where applicable, take steps to minimize the potential for bias resulting from such financial relationships. The FDA will evaluate the reported information and may conclude that a financial relationship between Acer and a clinical investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could result in a refusal to accept or a delay in approval of Acer’s marketing applications by the FDA and may ultimately lead to the denial of marketing approval of one or more of its product candidates.

Any of these occurrences could materially adversely affect Acer’s business, financial condition, results of operations, and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of Acer’s current product candidates. Significant clinical trial delays could also allow Acer’s competitors to bring products to market before Acer is able to do so, shorten any periods during which Acer has the exclusive right to commercialize its current product candidates and impair its ability to commercialize its current product candidates, which may harm Acer’s business, financial condition, results of operations, and prospects.

Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate Acer advances through clinical trials may not have favorable results in later clinical trials or receive marketing approval.

Clinical failure can occur at any stage of Acer’s clinical development. The results of preclinical studies and early clinical trials of Acer’s product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials may produce negative or inconclusive results, and Acer may decide, or regulators may require Acer, to conduct additional clinical or preclinical testing. Data obtained from tests are susceptible to varying interpretations, and regulators may not interpret Acer’s data as favorably as Acer does, which may delay, limit or prevent marketing approval. In addition, the design of a clinical trial can determine whether its results will support approval of a product, or approval of a product for desired indications, and flaws or shortcomings in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Acer has limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval for Acer’s desired indications. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. If one of Acer’s product candidates is found to be unsafe or lack efficacy, Acer will not be able to obtain marketing approval for it and Acer’s business would be harmed. For example, if the results of Acer’s clinical trials of its product candidates do not achieve pre-specified endpoints or Acer is unable to provide primary or secondary endpoint measurements deemed acceptable by the FDA or comparable foreign regulators or if Acer is unable to demonstrate an acceptable level of safety relative to the efficacy associated with its proposed indications, the prospects for approval of Acer’s product candidates would be materially and adversely affected. A number of companies in the pharmaceutical industry, including those with greater resources and experience than Acer, have suffered significant setbacks in Phase 2 and Phase 3 clinical trials, even after seeing promising results in earlier clinical trials.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including differences in trial protocols and design, the size and type of the patient population, adherence to the dosing regimen and the rate of dropout among clinical trial participants. Acer does not know whether any clinical trials it may conduct will demonstrate consistent and/or adequate efficacy and safety to obtain marketing approval for Acer’s product candidates.

As an organization, Acer has never completed any clinical trial before and may be unable to do so efficiently or at all for its current product candidates or any product candidate Acer develops.

Acer intends to conduct clinical trials of its product candidates. The conduct of clinical trials and the submission of a successful NDA is a complicated process. As an organization, Acer has not completed a clinical trial before, and Acer has limited experience in preparing and submitting regulatory filings. Consequently, Acer may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA submission and approval of Acer’s current product candidates or for any other product candidate it develops. Acer may require more time and incur greater costs than anticipated and may not succeed in obtaining marketing approval of the product candidates it develops. Failure to commence or complete, or delays in, Acer’s planned clinical trials would prevent Acer from or delay Acer in commercializing its current product candidates or any other product candidate Acer develops.

Marketing approval may be substantially delayed or may not be obtained for one or all of Acer’s product candidates if regulatory authorities require additional or more time-consuming studies to assess the safety and efficacy of its product candidates.

Acer may be unable to initiate or complete development of its product candidates on schedule, if at all. The timing for the completion of the studies for Acer’s product candidates will require funding beyond the proceeds of the concurrent financing. In addition, if regulatory authorities require additional or more time-consuming studies to assess the safety or efficacy of Acer’s product candidates, Acer may not have or be able to obtain adequate funding to complete the necessary steps for approval for any or all of its product candidates. Additional delays may result if the FDA, an FDA Advisory Committee (if one is convened to review Acer’s NDA) or other regulatory authority indicates that the product candidate should not be approved or there should be restrictions on approval, such as the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to ensure safe use of the drug. Delays in marketing approval or rejections of applications for marketing approval in the United States or other markets may result from many factors, including:

•	the FDA’s or comparable foreign regulatory authorities’ disagreement with the design or implementation of Acer’s clinical trials;

•	regulatory requests for additional analyses, reports, data, non-clinical and preclinical studies and clinical trials;

•	regulatory questions or disagreement by the FDA or comparable regulatory authorities regarding interpretations of data and results and the emergence of new information regarding Acer’s current or future product candidates or the field of research;

•	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding safety or efficacy of Acer’s product candidates during clinical trials;

•	failure to meet the level of statistical significance required for approval;

•	inability to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	lack of adequate funding to commence or continue Acer’s clinical trials due to unforeseen costs or other business decisions;

•	regulatory authorities may find inadequate the manufacturing processes or facilities of the third-party manufacturers with which Acer contracts for clinical and commercial supplies;

•	Acer may have insufficient funds to pay the significant user fees required by the FDA upon the filing of an NDA; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner that would delay marketing approval.

The lengthy and unpredictable approval process, as well as the unpredictability of future clinical trial results, may result in Acer’s failure to obtain marketing approval to market its other product candidates, which would significantly harm Acer’s business, results of operations and prospects.

Acer’s product candidates may cause undesirable adverse effects or have other properties that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if obtained.

Undesirable side effects caused by Acer’s product candidates could cause Acer or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or other comparable foreign authorities. If any of Acer’s current product candidates or any other product candidate Acer develops is associated with serious adverse, undesirable or unacceptable side effects, Acer may need to abandon such candidate’s development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early-stage or clinical testing have later been found to cause side effects that prevented further development of the compound. Results of Acer’s trials could reveal a high and unacceptable prevalence of these or other side effects. In such an event, Acer’s trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order Acer to cease further development of or deny approval of its product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims.

If Acer’s product candidates receive marketing approval, and Acer or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	Acer may be required to recall a product or change the way such product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing process for the product or any component thereof;

•	regulatory authorities may require the addition of labeling statements, such as a precaution, “black box” warning or other warnings or a contraindication;

•	Acer or its collaborators may be required to implement a REMS or create a medication guide outlining the risks of such side effect for distribution to patients;

•	Acer or its collaborators could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	Acer’s reputation may suffer.

Any of these events could prevent Acer from achieving or maintaining market acceptance of its product candidates, if approved, and could materially adversely affect Acer’s business, financial condition, results of operations and prospects.

Acer is heavily dependent on the success of its product candidates, which are in the early stages of clinical development. Acer cannot give any assurance that it will generate data for any of its product candidates sufficient to receive regulatory approval in its planned indications, which will be required before they can be commercialized.

Acer has invested substantially all of its efforts and financial resources to identify, acquire and develop its portfolio of product candidates. Its future success is dependent on its ability to successfully further develop, obtain regulatory approval for, and commercialize one or more product candidates. Acer currently generates no revenue from sales of any products, and Acer may never be able to develop or commercialize a product candidate.

None of Acer’s product candidates have advanced into a pivotal clinical trial for Acer’s proposed indications. Acer is not permitted to market or promote any of its product candidates before it receives regulatory approval from the FDA or comparable foreign regulatory authorities, and Acer may never receive such regulatory approval for any of its product candidates. Acer cannot be certain that any of its product candidates will be successful in clinical trials or receive regulatory approval. Further, its product candidates may not receive regulatory approval even if they are successful in clinical trials. If Acer does not receive regulatory approvals for its product candidates, Acer may not be able to continue its operations.

Acer may use its financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because Acer has limited financial and human resources, it may forego or delay pursuit of opportunities with some programs or product candidates or for other indications that later prove to have greater commercial potential. Acer’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or more profitable market opportunities. Acer’s spending on current and future research and development programs and future product candidates for specific indications may not yield any commercially viable products. Acer may also enter into additional strategic collaboration agreements to develop and commercialize some of its programs and potential product candidates in indications with potentially large commercial markets. If Acer does not accurately evaluate the commercial potential or target market for a particular product candidate, it may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other royalty arrangements in cases in which it would have been more advantageous for Acer to retain sole development and commercialization rights to such product candidate, or Acer may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

Acer may find it difficult to enroll patients in its clinical trials given the limited number of patients who have the diseases for which its product candidates are being studied. Difficulty in enrolling patients could delay or prevent clinical trials of its product candidates.

Identifying and qualifying patients to participate in clinical trials of Acer’s product candidates is essential to its success. The timing of Acer’s clinical trials depends in part on the rate at which Acer can recruit patients to participate in clinical trials of its product candidates, and Acer may experience delays in its clinical trials if Acer encounters difficulties in enrollment.

The eligibility criteria of Acer’s planned clinical trials may further limit the available eligible trial participants as Acer expects to require that patients have specific characteristics that Acer can measure or meet the criteria to assure their conditions are appropriate for inclusion in its clinical trials. Acer may not be able to identify, recruit, and enroll a sufficient number of patients to complete its clinical trials in a timely manner because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, and the willingness of physicians to participate in its planned clinical trials. If patients are unwilling to participate in Acer’s clinical trials for any reason, the timeline for conducting trials and obtaining regulatory approval of its product candidates may be delayed.

If Acer experiences delays in the completion of, or termination of, any clinical trials of its product candidates, the commercial prospects of its product candidates could be harmed, and its ability to generate product revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing its clinical trials would likely increase its overall costs, impair product candidate development and jeopardize its ability to obtain regulatory approval relative to its current plans. Any of these occurrences may harm its business, financial condition, and prospects significantly.

Even if Acer receives marketing approval for its product candidates, such approved products will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, Acer’s product candidates, if approved, could be subject to labeling and other restrictions, and Acer may be subject to penalties and legal sanctions if it fails to comply with regulatory requirements or experience unanticipated problems with its approved products.

If the FDA approves any of Acer’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP regulations and GCP for any clinical trials that Acer conducts post-approval. Any marketing approvals that Acer receives for its product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor safety and efficacy.

Later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, or evidence of acts that raise questions about the integrity of data supporting the product approval, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Acer, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval, manufacturing or commercialization of Acer’s product candidates. Acer cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Acer is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or not able to maintain regulatory compliance, it may lose any marketing approval that may have been obtained and it may not achieve or sustain profitability, which would adversely affect Acer’s business.

If Acer fails to obtain regulatory approval in jurisdictions outside the United States, it will not be able to market its products in those jurisdictions.

Acer intends to market its product candidates, if approved, in international markets, or in conjunction with collaborators. Such marketing will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The approval procedures vary from country to country and may require testing in addition to what is required for a marketing application in the United States. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. In addition, in many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The failure to obtain approval in one jurisdiction may negatively impact Acer’s ability to obtain approval in another jurisdiction. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and additional or different risks. Acer may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its products in any market.

Agencies like the FDA and national competition regulators in European countries regulate the promotion and uses of drugs not consistent with approved product labeling requirements. If Acer is found to have improperly promoted its current product candidates for uses beyond those that are approved, Acer may become subject to significant liability.

Regulatory authorities like the FDA and national competition laws in Europe strictly regulate the promotional claims that may be made about prescription products, such as EDSIVO or ACER-001, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or comparable foreign regulatory authorities as reflected in the product’s approved labeling, known as “off-label” use, nor may it be promoted prior to obtaining marketing approval. If Acer receives marketing approval for its product candidates for Acer’s proposed indications, physicians may nevertheless use Acer’s products for their patients in a manner that is inconsistent with the approved label if the physicians personally believe in their professional medical judgment it could be used in such manner. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, the FDA requires that promotional claims not be “false or misleading” as such terms are defined in the FDA’s regulations. For example, the FDA requires substantial evidence, which generally consists of two adequate and well-controlled head-to-head clinical trials, for a company to make a claim that its product is superior to another product in terms of safety or effectiveness. Generally, unless Acer performs clinical trials meeting that standard comparing its product candidates to competitive products and these claims are approved in Acer’s product labeling, Acer will not be able promote its current product candidates as superior to other products. If Acer is found to have made such claims it may become subject to significant liability. In the United States, the federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in improper promotion. The FDA has also requested that companies enter into consent decrees or corporate integrity agreements. The FDA could also seek permanent injunctions under which specified promotional conduct is monitored, changed or curtailed.

Acer’s current and future relationships with healthcare professionals, investigators, consultants, collaborators, actual customers, potential customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose Acer to sanctions.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any drug candidates for which Acer obtains marketing approval. Acer’s current and future arrangements with healthcare professionals, investigators, consultants, collaborators, actual customers, potential customers and third-party payors may expose Acer to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, that may constrain the business or financial arrangements and relationships through which Acer sells, markets and distributes any drug candidates for which it obtains marketing approval. In addition, Acer may be subject to physician payment transparency laws and patient privacy and security regulation by the federal government and by the U.S. states and foreign jurisdictions in which Acer conducts its business. The applicable federal, state and foreign healthcare laws that may affect Acer’s ability to operate include the following:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid;

•	federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which impose obligations on covered entities, including healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal Open Payments program, created under Section 6002 of the Affordable Care Act and its implementing regulations, which imposed new annual reporting requirements for manufacturers of drugs, devices, biologicals and medical supplies for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all covered payments, transfers of value and ownership or investment interests may result in civil monetary penalties; and

•	analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that Acer’s future business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that Acer’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If Acer’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, Acer may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of Acer’s operations, which could significantly harm its business. If any of the physicians or other healthcare providers or entities with whom Acer expects to do business, including its current and future collaborators, if any, are found not to be in compliance with applicable laws, those persons or entities may be subject to criminal, civil or administrative sanctions, including exclusion from participation in government healthcare programs, which could also affect Acer’s business.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and healthcare spending on Acer is currently unknown, and may adversely affect its business model.

In the United States and some foreign jurisdictions, legislative and regulatory changes and proposed changes regarding the healthcare system could prevent or delay marketing approval of Acer’s drug candidates, restrict or regulate post-approval activities and affect its ability to profitably sell any drug candidates for which Acer obtains marketing approval.

Acer’s revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. Acer operates in a highly regulated industry and new laws, judicial decisions, or new interpretations of existing laws, or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact Acer’s business, financial condition, results of operations and prospects. There is significant interest in promoting health care reform, as evidenced by the enactment in the United States of the Affordable Care Act. Among other things, the Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, revising the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, extending the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposing mandatory discounts for certain Medicare Part D beneficiaries, and subjecting drug manufacturers to payment of an annual fee.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which started in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers.

Acer expects that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that it receives for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Acer from being able to generate revenue or commercialize Acer’s drugs.

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. Acer cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any drug products for which Acer may obtain marketing approval;

•	Acer’s ability to set a price that Acer believes is fair for its products;

•	Acer’s ability to obtain coverage and reimbursement approval for a product;

•	Acer’s ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that Acer is required to pay.

If Acer fails to comply with environmental, health and safety laws and regulations, Acer could become subject to fines or penalties or incur costs that could have a material adverse effect on its business, financial condition or results of operations.

Acer’s research and development activities and its third-party manufacturers’ and suppliers’ activities involve the controlled storage, use, and disposal of hazardous materials, including the components of its product candidates and other hazardous compounds. Acer and its manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at Acer’s and its manufacturers’ facilities pending their use and disposal. Acer cannot eliminate the risk of contamination, which could cause an interruption of its commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Although Acer believes that the safety procedures utilized by it and its third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, Acer cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, Acer may be held liable for any resulting damages and such liability could exceed its resources and state or federal or other applicable authorities may curtail Acer’s use of specified materials and/or interrupt its business operations. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. Acer cannot predict the impact of such changes and cannot be certain of its future compliance. Acer does not currently carry biological or hazardous waste insurance coverage.

Other Risks Related to Acer’s Business

Due to Acer’s limited resources and access to capital, it must decide to prioritize development of its current product candidates for certain indications and at certain doses. These decisions may prove to have been wrong and may materially adversely affect Acer’s business, financial condition, results of operations and prospects.

Because Acer has limited resources and access to capital to fund its operations, it must decide which dosages and indications to pursue for the clinical development of its current product candidates and the amount of resources to allocate to each. Acer’s decisions concerning the allocation of research, collaboration, management and financial resources toward dosages or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. If Acer makes incorrect determinations regarding the market potential of its current product candidates or misreads trends in the pharmaceutical industry, Acer’s business, financial condition, results of operations and prospects could be materially adversely affected.

Acer may not be able to win government, academic institution or non-profit contracts or grants.

From time to time, Acer may apply for contracts or grants from government agencies, non-profit entities and academic institutions. Such contracts or grants can be highly attractive because they provide capital to fund the ongoing development of Acer’s product candidates without diluting its shareholders. However, there is often significant competition for these contracts or grants. Entities offering contracts or grants may have requirements to apply for or to otherwise be eligible for certain contracts or grants that Acer’s competitors may be able to satisfy that Acer cannot. In addition, such entities may make arbitrary decisions as to whether to offer contracts or make grants, to whom the contracts or grants may or will be awarded and the size of the contracts or grants to each awardee. Even if Acer is able to satisfy the award requirements, there is no guarantee that Acer will be a successful awardee. Therefore, Acer may not be able to win any contracts or grants in a timely manner, if at all.

If Acer fails to attract and retain key management and scientific personnel, it may be unable to successfully develop or commercialize its product candidates.

Acer’s success as a specialty pharmaceutical company depends on its continued ability to attract, retain and motivate highly qualified management and scientific and clinical personnel. The loss of the services of any of Acer’s senior management could delay or prevent obtaining marketing approval or commercialization of its product candidates.

Acer may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among specialty pharmaceutical businesses, and other pharmaceutical, biotechnology and other businesses. Acer’s failure to attract, hire, integrate and retain qualified personnel could impair its ability to achieve its business objectives.

If a successful product liability claim or series of claims is brought against Acer for uninsured liabilities or in excess of insured liabilities, Acer could be forced to pay substantial damage awards.

The use of any of Acer’s product candidates in clinical trials, and the sale of any approved products, may expose Acer to product liability claims. Acer currently maintains product liability insurance coverage for up to $5.0 million per occurrence, up to an aggregate limit of $5.0 million. Acer intends to monitor the amount of coverage it maintains as the size and design of its clinical trials evolve and adjust the amount of coverage it maintains accordingly. However, there is no assurance that such insurance coverage will fully protect Acer against some or all of the claims to which it might become subject. Acer might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect it against potential losses. In the event a claim is brought against Acer, it might be required to pay legal and other expenses to defend the claim, as well as uncovered damages awards resulting from a claim brought successfully against Acer.

Furthermore, whether or not Acer is ultimately successful in defending any such claims, Acer might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm Acer’s business.

Acer’s employees, independent contractors, investigators, contract research organizations, consultants, collaborators and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

Acer is exposed to the risk that its employees and other third parties may engage in fraudulent conduct or other illegal activity. Misconduct by employees and other third parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Acer that violate FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare fraud and abuse laws and regulations, or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Acer’s reputation. It is not always possible to identify and deter employee and other third-party misconduct, and the precautions Acer takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Acer from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against Acer, and Acer is not successful in defending itself or asserting its rights, those actions could have a significant impact on Acer’s business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of Acer’s operations, any of which could adversely affect Acer’s ability to operate.

Acer will need to expand its organization and Acer may experience difficulties in managing this growth, which could disrupt its operations.

As of June 30, 2017, Acer had three full-time employees. As Acer’s development and commercialization plans and strategies develop, Acer expects to need additional managerial, operational, sales, marketing, financial, legal and other resources. Its management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. As Acer advances its product candidates through clinical trials, it will need to expand its development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for Acer. As Acer’s operations expand, Acer expects that it will need to manage additional relationships with such third parties, as well as additional collaborators and suppliers.

Acer may not be able to effectively manage the expansion of its operations, which may result in weaknesses in its infrastructure, operational mistakes, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Acer’s expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If its management is unable to effectively manage its growth, its expenses may increase more than expected, its ability to generate and/or grow revenue could be reduced and Acer may not be able to implement its business strategy. Acer’s future financial performance and its ability to commercialize product candidates and compete effectively will depend, in part, on its ability to effectively manage any future growth.

Acer’s internal computer systems, or those of its development collaborators, third-party clinical research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Acer’s product development programs.

Despite the implementation of security measures, Acer’s internal computer systems and those of its current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While Acer has not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of Acer’s development programs and its business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Acer’s marketing approval efforts and significantly increase its costs to recover or reproduce the data. Likewise, Acer intends to rely on third parties to manufacture its product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on Acer’s business. To the extent that any disruption or security breach were to result in a loss of, or damage to, Acer’s data or applications, or inappropriate disclosure of confidential or proprietary information, Acer could incur liability and the further development and commercialization of its product candidates could be delayed.

Risks Related to Commercialization of Acer’s Product Candidates

Even if Acer obtains the required regulatory approvals in the United States and other territories, the commercial success of its product candidates will depend on market awareness and acceptance of its product candidates.

Even if Acer obtains marketing approval for its current product candidates or any other product candidates that it may develop or acquire in the future, the products may not gain market acceptance among physicians, key opinion leaders, healthcare payors, patients and the medical community. Market acceptance of any approved products depends on a number of factors, including:

•	the timing of market introduction;

•	the efficacy and safety of the product, as demonstrated in clinical trials;

•	the clinical indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any precautions, warnings or contraindications that may be required on the label;

•	acceptance by physicians, key opinion leaders and patients of the product as a safe and effective treatment;

•	the cost, safety and efficacy of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	the number and clinical profile of competing products;

•	the growth of drug markets in Acer’s various indications;

•	relative convenience and ease of administration;

•	marketing and distribution support;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of Acer’s sales and marketing efforts.

Market acceptance is critical to Acer’s ability to generate revenue. Any product candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that Acer expects, Acer may not be able to generate revenue and its business would suffer.

If the market opportunities for Acer’s product candidates are smaller than Acer believes they are, then Acer’s revenues may be adversely affected and its business may suffer.

The diseases that Acer’s current and future product candidates are being developed to address are rare. Acer’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with Acer’s product candidates, and Acer’s assumptions relating to pricing are based on estimates. Given the small number of patients who have the diseases that Acer is targeting, its eligible patient population and pricing estimates may differ significantly from the actual market addressable by its product candidates.

Currently, most reported estimates of the prevalence of vEDS, UCD and MSUD, and are based on studies of small subsets of the population of specific geographic areas, which are then extrapolated to estimate the prevalence of the diseases in the broader world population. It is difficult to precisely measure the incidence or prevalence of vEDS in any population. Studies estimate the prevalence of vEDS as ranging from approximately 1 in 90,000 to 1 in 250,000. Studies indicate that MSUD affects an estimated 1 in 185,000 infants worldwide.

Approximately 3,000 patients suffer from MSUD worldwide, of whom approximately 800 are located in the United States. It is estimated that vEDS, UCD and MSUD collectively impact approximately 4,900 patients in the United States. As new studies are performed the estimated prevalence of these diseases may change. The number of patients may turn out to be lower than expected. There can be no assurance that the prevalence of vEDS, UCD or MSUD in the study populations accurately reflect the prevalence of these diseases in the broader world population. If Acer’s estimates of the prevalence of vEDS, UCD or MSUD or of the number of patients who may benefit from treatment with EDSIVO or ACER-001 prove to be incorrect, the market opportunities for Acer’s product candidates may be smaller than Acer believes they are, Acer’s prospects for generating revenue may be adversely affected and its business may suffer. Likewise, the potentially addressable patient population for each of Acer’s product candidates may be limited or may not be amenable to treatment with its product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect Acer’s business, financial condition, results of operations and prospects

Acer currently has limited marketing and sales experience. If Acer is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its product candidates, Acer may be unable to generate any revenue.

Acer has never commercialized a product candidate, and Acer currently has no marketing and sales organization. To the extent Acer’s product candidates are approved for marketing, if Acer is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, Acer may not be able to effectively market and sell its product candidates or generate product revenue.

Acer has never commercialized a product candidate, and Acer currently does not have marketing, sales or distribution capabilities for its product candidates. In order to commercialize any of Acer’s products that receive marketing approval, it would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and Acer may not be successful in doing so. In the event of successful development of Acer’s product candidates, if Acer elects to build a targeted specialty sales force, such an effort would be expensive and time consuming. Any failure or delay in the development of Acer’s internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. Acer may choose to collaborate with third parties that have their own sales forces and established distribution systems, in lieu of or to augment any sales force and distribution systems Acer may create. If Acer is unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such collaborator does not devote sufficient resources to the commercialization of Acer’s product or otherwise fails in commercialization efforts, Acer may not be able to successfully commercialize its product candidates if it receives marketing approval. If Acer is not successful in commercializing its product candidates, either on its own or through collaborations with one or more third parties, its future revenue will be materially and adversely impacted.

If Acer fails to enter into strategic relationships or collaborations, its business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Acer’s product development programs and the potential commercialization of its current product candidates will require substantial additional cash to fund expenses. Therefore, in addition to financing the development of Acer’s product candidates through additional equity financings or through debt financings, Acer may decide to enter into collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of its product candidates.

Acer faces significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. Acer may also be restricted under existing and future collaboration agreements from entering into agreements on certain terms with other potential collaborators. Acer may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, Acer may have to curtail the development of a particular product, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of its sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Acer elects to increase its expenditures to fund development or commercialization activities on its own, Acer may need to obtain additional capital, which may not be available to Acer on acceptable terms or at all. If Acer does not have sufficient funds, Acer will not be able to bring its product candidates to market and generate product revenue. If Acer does enter into a new collaboration agreement, it could be subject to the following risks, each of which may materially harm Acer’s business, commercialization prospects and financial condition:

•	Acer may not be able to control the amount or timing of resources that the collaborator devotes to the product development program;

•	the collaborator may experience financial difficulties and thus not commit sufficient financial resources to the product development program;

•	Acer may be required to relinquish important rights such as marketing, distribution and intellectual property rights;

•	a collaborator could move forward with a competing product developed either independently or in collaboration with third parties, including Acer’s competitors; or

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect Acer’s willingness to complete its obligations under any arrangement.

Acer’s product candidate EDSIVO has not been approved for any indication in the United States, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.

EDSIVO is a repurposing of celiprolol for the treatment of vEDS. An NDA for this drug in the treatment of hypertension was filed with the FDA in 1987 but not approved. However, the drug was approved in Europe for the treatment of hypertension since 1984. There can be no assurance that problems related to the development of this drug candidate will not arise in the future, which may cause significant delays or Acer may not be able to resolve.

Regulatory approval of EDSIVO may be more expensive and take longer than for other, more well-known or extensively studied pharmaceutical product candidates due to Acer’s and regulatory agencies’ lack of experience with celiprolol. The novelty of this product candidate may lengthen the regulatory review process, require Acer to conduct additional studies or clinical trials, increase Acer’s development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of Acer’s product candidates or lead to significant post-approval limitations or restrictions. There is also an increased risk that Acer may discover previously unknown or unanticipated adverse effects during Acer’s clinical trials and beyond. Any such events could adversely impact Acer’s business prospects, financial condition and results of operations.

Coverage and reimbursement may be limited or unavailable in certain market segments for Acer’s product candidates, which could make it difficult for Acer to sell its products profitably.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved pharmaceuticals. Market acceptance and sales of any approved product candidates will depend significantly on the availability of coverage and adequate reimbursement from third-party payors and may be affected by existing and future healthcare reform measures. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Government authorities and third-party payors, such as private health insurers, health maintenance organizations, and government payors like Medicare and Medicaid, decide which drugs they will pay for and establish reimbursement levels. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs and products. Coverage and reimbursement may not be available for any product that Acer commercializes and, even if coverage is provided, the level of reimbursement may not be satisfactory. Inadequate reimbursement levels may adversely affect the demand for, or the price of, any drug candidate for which Acer obtains marketing approval.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is, among other things:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and adequate reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require Acer to conduct expensive pharmacoeconomic studies and provide supporting scientific, clinical and cost-effectiveness data for the use of Acer’s products to the payor. Acer may not be able to provide data sufficient to gain acceptance with respect to coverage and adequate reimbursement. In addition to examining the medical necessity and cost-effectiveness of new products, coverage may be limited to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. There may also be formulary placements that result in lower reimbursement levels and higher cost-sharing borne by patients, any of which could have an adverse effect on Acer’s revenues and profits. Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Acer to maintain price levels sufficient to realize an appropriate return on its investment in product development. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular drug product does not ensure that other payors will also provide coverage for the drug product, or even if coverage is available, establish an adequate reimbursement rate.

Acer cannot be sure that coverage or adequate reimbursement will be available for any of its product candidates. Also, Acer cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, its products. If reimbursement is not available or is available only to limited levels, Acer may not be able to commercialize certain of its products. In the United States, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services and questioning safety and efficacy. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs. Additionally, emphasis on managed care in the United States has increased and Acer expects will continue to increase the pressure on drug pricing. If third-party payors do not consider Acer’s products to be cost-effective compared to other available therapies, they may not cover the products for which Acer receives FDA approval or, if they do, the level of payment may not be sufficient to allow Acer to sell its products at a profit.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs and drug prices in general, including for therapies for rare diseases. These measures include price controls, transparency requirements triggered by the introduction of new, high-cost drugs onto the market, drug re-importation, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Some laws and regulations have already been enacted in these areas, and additional measures have been introduced or are under consideration at both the federal and state levels. Additionally, at the request of U.S. Senators, the Government Accountability Office is currently investigating abuses of the Orphan Drug Act, which could potentially lead to legislation or regulation that affects reimbursement for drugs with small patient populations. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems. Acer is not able to predict whether changes will be made in the rates prescribed by governmental programs, whether other controls will be imposed on drug prices, or, if such measures do go into effect, what impact they could have on Acer’s business. However, adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as Acer’s drug product candidates and could adversely affect Acer’s net revenue and results.

In addition, in the United States, the Affordable Care Act contains provisions that have the potential to substantially change healthcare delivery and financing, including impacting the profitability of drugs. For example, the Affordable Care Act revised the methodology by which rebates owed by manufacturers for covered outpatient drugs are calculated under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of covered drugs dispensed to individuals enrolled in Medicaid managed care organizations and subjected manufacturers to new annual fees for certain branded prescription drugs. On May 4, 2017, the House of Representatives passed the American Health Care Act (H.R. 1628), which would repeal large parts of the Affordable Care Act, including the annual fees for branded prescription drugs, and would significantly reduce spending on Medicaid. The Senate is currently considering this legislation, and any repeal of the Affordable Care Act could impact the profitability of Acer’s drug product candidates.

Pricing and reimbursement methodologies vary widely from country to country. Some countries require that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or they may instead adopt a system of direct or indirect controls on Acer’s profitability in placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements for any of Acer’s products.

Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time, and there is the potential for significant movement in these areas in the foreseeable future. Even if favorable coverage and reimbursement status is attained for one or more products for which Acer receives marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Acer faces substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than Acer does.

The life sciences industry is highly competitive, and Acer faces significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are generally developing and marketing therapeutic products. Such competition may include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic companies and medical technology companies. Acer’s future success depends on its ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of its product candidates for the treatment of orphan and ultraorphan diseases for which there is a small patient population in the United States. A drug designated an orphan drug may receive up to seven years of exclusive marketing in the United States for that indication. Acer’s objective is to design, develop and commercialize product candidates by repurposing or reformulating existing drugs for orphan diseases with significant unmet medical need.

Many of Acer’s potential competitors have significantly greater financial, manufacturing, marketing, development, technical and human resources than Acer does. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing clinical products. These companies also have significantly greater research and marketing capabilities than Acer does and may also have products that have been approved or are in late stages of development, and have collaborative arrangements in Acer’s target markets with leading companies and research institutions. Established companies may also invest heavily to accelerate discovery and development of compounds that could make the product candidates that Acer develops obsolete. As a result of all of these factors, the obtaining of orphan drug designation for Acer’s product candidates is essential to its viability since its competitors may, among other things:

•	have greater name and brand recognition, financial and human resources;

•	develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;

•	obtain quicker marketing approval;

•	establish superior proprietary positions;

•	have access to more manufacturing capacity;

•	implement more effective approaches to sales and marketing; or

•	form more advantageous strategic alliances.

Should any of these events occur, Acer’s business, financial condition, results of operations, and prospects could be materially adversely affected. If Acer is not able to compete effectively against potential competitors, its business will not grow and its financial condition and operations will suffer.

Acer believes that its ability to successfully compete will depend on its ability to obtain orphan drug designation as well as:

•	its ability to design and successfully execute appropriate clinical trials;

•	its ability to recruit and enroll patients for its clinical trials;

•	the results of its clinical trials and the efficacy and safety of its product candidates;

•	the speed at which Acer develops its product candidates;

•	achieving and maintaining compliance with regulatory requirements applicable to Acer’s business;

•	the timing and scope of regulatory approvals, including labeling;

•	adequate levels of reimbursement under private and governmental health insurance plans, including Medicare and Medicaid;

•	its ability to protect intellectual property rights related to its product candidates;

•	its ability to commercialize and market any of its product candidates that may receive marketing approval;

•	its ability to manufacture and sell commercial quantities of any approved product candidates to the market;

•	acceptance of its product candidates by physicians, other healthcare providers and patients; and

•	the cost of treatment in relation to alternative therapies.

If Acer’s competitors are able to obtain orphan drug exclusivity for their products that are the same drug as Acer’s product candidates, Acer may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Acer expects to seek orphan drug designation from the FDA and the European Medicines Agency, or the EMA, for EDSIVO and ACER-001, and there can be no assurance that Acer will be successful. If Acer is unable to secure orphan status in either Europe or the United States, it may have a material negative effect on Acer’s business.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, that product is entitled to a period of marketing exclusivity, which precludes the applicable regulatory authority from approving another marketing application for the same drug for the same indication for that time period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if the product no longer meets the criteria for orphan drug designation or if its commercialization is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to ensure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. Obtaining orphan drug exclusivity for EDSIVO and ACER-001 may be important to the product candidate’s success. Even if Acer obtains orphan drug exclusivity for EDSIVO for vEDS and ACER-001 for UCD and MSUD, Acer may not be able to maintain it. For example, if a competitive product that treats the same disease as Acer’s product candidate is shown to be clinically superior to Acer’s product candidate, any orphan drug exclusivity Acer has obtained will not block the approval of such competitive product and Acer may effectively lose what had previously been orphan drug exclusivity. Orphan drug exclusivity for EDSIVO or ACER-001 also will not bar the FDA from approving another celiprolol drug product or a sodium phenylbutyrate, or NaPB product, for another indication. In the U.S., reforms to the Orphan Drug Act, if enacted, could also materially affect Acer’s ability to maintain orphan drug exclusivity for EDSIVO for vEDS and ACER-001 for UCD and MSUD.

Price controls may be imposed in foreign markets, which may adversely affect Acer’s future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, Acer may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of its product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of Acer’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Acer’s business could be adversely affected.

Risks Related to Third Parties

Acer relies on third-party suppliers and other third parties for production of its product candidates and Acer’s dependence on these third parties may impair the advancement of its research and development programs and the development of its product candidates.

Acer does not currently own or operate manufacturing facilities for clinical or commercial production of its product candidates. Acer lacks the resources and the capability to manufacture any of its product candidates on a clinical or commercial scale. Instead, Acer relies on, and expects to continue to rely on, third parties for the supply of raw materials and manufacture of drug supplies necessary to conduct its preclinical studies and clinical trials. Acer’s reliance on third parties may expose Acer to more risk than if Acer was to manufacture its current product candidates or other products itself. Delays in production by third parties could delay Acer’s clinical trials or have an adverse impact on any commercial activities. In addition, the fact that Acer is dependent on third parties for the manufacture of and formulation of its product candidates means that Acer is subject to the risk that the products may have manufacturing defects that Acer has limited ability to prevent or control. Although Acer oversees these activities to ensure compliance with its quality standards, budgets and timelines, Acer has had and will continue to have less control over the manufacturing of its product candidates than potentially would be the case if it was to manufacture its product candidates. Further, the third parties Acer deals with could have staffing difficulties, might undergo changes in priorities or may become financially distressed, which would adversely affect the manufacturing and production of Acer’s product candidates. In addition, a third party could be acquired by, or enter into an exclusive arrangement with, one of Acer’s competitors, which would adversely affect Acer’s ability to access the formulations it requires.

The facilities used by Acer’s current contract manufacturers and any future manufacturers to manufacture Acer’s product candidates must be inspected by the FDA after Acer submits its NDA. Acer does not control the manufacturing process of, and is completely dependent on, its contract manufacturers for compliance with the regulatory requirements, known as cGMPs, for manufacture of both active drug substances and finished drug products. If Acer’s contract manufacturers cannot successfully manufacture material that conforms to Acer’s specifications and the strict regulatory requirements of the FDA or others, the FDA may refuse to approve Acer’s NDA. If the FDA or a comparable foreign regulatory authority does not approve Acer’s NDA because of concerns about the manufacture of its product candidates or if significant manufacturing issues arise in the future, Acer may need to find alternative manufacturing facilities, which would significantly impact its ability to develop its product candidates, obtain marketing approval of its NDA or to continue to market its product candidates, if approved. Although Acer is ultimately responsible for ensuring compliance with these regulatory requirements, Acer does not have day-to-day control over a contract manufacturing organization, or CMO, or other third-party manufacturer’s compliance with applicable laws and regulations, including cGMPs and other laws and regulations, such as those related to environmental health and safety matters. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject Acer to the risk that Acer may have to suspend the manufacturing of its product candidates or that obtained approvals could be revoked, which would adversely affect Acer’s business and reputation. In addition, third-party contractors, such as Acer’s CMOs, may elect not to continue to work with Acer due to factors beyond Acer’s control. They may also refuse to work with Acer because of their own financial difficulties, business priorities or other reasons, at a time that is costly or otherwise inconvenient for Acer. If Acer was unable to find adequate replacement or another acceptable solution in time, Acer’s clinical trials could be delayed or its commercial activities could be harmed.

Problems with the quality of the work of third parties, may lead Acer to seek to terminate its working relationships and use alternative service providers. However, making this change may be costly and may delay clinical trials. In addition, it may be very challenging, and in some cases impossible, to find replacement service providers that can develop and manufacture Acer’s drug candidates in an acceptable manner and at an acceptable cost and on a timely basis. The sale of products containing any defects or any delays in the supply of necessary services could adversely affect Acer’s business, financial condition, results of operations, and prospects.

Growth in the costs and expenses of components or raw materials may also adversely affect Acer’s business, financial condition, results of operations, and prospects. Supply sources could be interrupted from time to time and, if interrupted, supplies may not be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all.

Acer plans to rely on third parties to conduct clinical trials for its product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, it may cause delays in commencing and completing clinical trials of Acer’s product candidates or Acer may be unable to obtain marketing approval for or commercialize its product candidates.

Clinical trials must meet applicable FDA and foreign regulatory requirements. Acer does not have the ability to independently conduct Phase 2 or Phase 3 clinical trials for any of its product candidates. Acer expects to rely on third parties, such as CROs, medical institutions, clinical investigators and contract laboratories, to conduct all of its clinical trials of its product candidates; however, Acer remains responsible for ensuring that each of its clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and other foreign regulatory authorities require Acer to comply with IND and human subject protection regulations and current good clinical practice standards, commonly referred to as GCPs, for conducting, monitoring, recording, and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. Acer’s reliance on third parties does not relieve Acer of these responsibilities and requirements. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Acer or any of its third-party contractors fail to comply with applicable GCPs, the clinical data generated in Acer’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Acer to perform additional clinical trials before approving its marketing applications. There is no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Acer’s clinical trials comply with GCPs. Acer’s failure to comply with these regulations may require Acer to repeat clinical trials, which would delay the marketing approval process.

There are significant requirements imposed on Acer and on clinical investigators who conduct clinical trials that Acer sponsors. Although Acer is responsible for selecting qualified CROs or clinical investigators, providing them with the information they need to conduct the clinical trials properly, ensuring proper monitoring of the clinical trials, and ensuring that the clinical trials are conducted in accordance with the general investigational plan and protocols contained in the IND, Acer cannot ensure that the CROs or clinical investigators will maintain compliance with all regulatory requirements at all times. The pharmaceutical industry has experienced cases where clinical investigators have been found to incorrectly record data, omit data, or even falsify data. Acer cannot ensure that the CROs or clinical investigators in Acer’s trials will not make mistakes or otherwise compromise the integrity or validity of data, any of which would have a significant negative effect on Acer’s ability to obtain marketing approval, its business, and its financial condition.

Acer or the third parties it relies on may encounter problems in clinical trials that may cause Acer or the FDA or foreign regulatory agencies to delay, suspend or terminate Acer’s clinical trials at any phase. These problems could include the possibility that Acer may not be able to manufacture sufficient quantities of materials for use in its clinical trials, conduct clinical trials at its preferred sites, enroll a sufficient number of patients for its clinical trials at one or more sites, or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, Acer, the FDA or foreign regulatory agencies may suspend clinical trials of Acer’s product candidates at any time if Acer or they believe the subjects participating in the trials are being exposed to unacceptable health risks, whether as a result of adverse events occurring in Acer’s trials or otherwise, or if Acer or they find deficiencies in the clinical trial process or conduct of the investigation.

The FDA and foreign regulatory agencies could also require additional clinical trials before or after granting of marketing approval for any products, which would result in increased costs and significant delays in the development and commercialization of such products and could result in the withdrawal of such products from the market after obtaining marketing approval. Acer’s failure to adequately demonstrate the safety and efficacy of a product candidate in clinical development could delay or prevent obtaining marketing approval of the product candidate and, after obtaining marketing approval, data from post-approval studies could result in the product being withdrawn from the market, either of which would likely have a material adverse effect on Acer’s business.

Acer may be unable to realize the potential benefits of any collaboration.

Even if Acer is successful in entering into a collaboration with respect to the development and/or commercialization of one or more product candidates, there is no guarantee that the collaboration will be successful. Collaborations may pose a number of risks, including:

•	collaborators often have significant discretion in determining the efforts and resources that they will apply to the collaboration, and may not commit sufficient resources to the development, marketing or commercialization of the product or products that are subject to the collaboration;

•	collaborators may not perform their obligations as expected;

•	any such collaboration may significantly limit Acer’s share of potential future profits from the associated program, and may require it to relinquish potentially valuable rights to its current product candidates, potential products or proprietary technologies or grant licenses on terms that are not favorable to Acer;

•	collaborators may cease to devote resources to the development or commercialization of Acer’s product candidates if the collaborators view its product candidates as competitive with their own products or product candidates;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the course of development, might cause delays or termination of the development or commercialization of product candidates, and might result in legal proceedings, which would be time consuming, distracting and expensive;

•	collaborators may be impacted by changes in their strategic focus or available funding, or business combinations involving them, which could cause them to divert resources away from the collaboration;

•	collaborators may infringe the intellectual property rights of third parties, which may expose Acer to litigation and potential liability;

•	the collaborations may not result in Acer achieving revenues to justify such transactions; and

•	collaborations may be terminated and, if terminated, may result in a need for Acer to raise additional capital to pursue further development or commercialization of the applicable product candidate.

As a result, a collaboration may not result in the successful development or commercialization of Acer’s product candidates.

Acer enters into various contracts in the normal course of its business in which Acer indemnifies the other party to the contract. In the event Acer has to perform under these indemnification provisions, it could have a material adverse effect on its business, financial condition and results of operations.

In the normal course of business, Acer periodically enters into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to Acer’s academic and other research agreements, Acer typically indemnifies the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which Acer has secured licenses, and from claims arising from Acer’s or its sublicensees’ exercise of rights under the agreement.

Should Acer’s obligation under an indemnification provision exceed applicable insurance coverage or if Acer were denied insurance coverage, Acer’s business, financial condition and results of operations could be adversely affected. Similarly, if Acer is relying on a collaborator to indemnify Acer and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify Acer, its business, financial condition and results of operations could be adversely affected.

If Acer’s contractors fail to comply with continuing regulations, Acer or they may be subject to enforcement action that could adversely affect Acer.

If any of Acer’s contractors fail to comply with the requirements of the FDA and other applicable U.S. or foreign governmental or regulatory authorities or previously unknown problems with Acer’s products, manufacturers or manufacturing processes are discovered, Acer or the contractor could be subject to administrative or judicially imposed sanctions, including: restrictions on the products, the manufacturers or manufacturing processes Acer uses, warning letters, civil or criminal penalties, fines, injunctions, product seizures or detentions, import bans, voluntary or mandatory product recalls and publicity requirements, suspension or withdrawal of regulatory approvals, total or partial suspension of production, and refusal to approve pending applications for marketing approval of new products to approved applications.

Risks Related to Acer’s Intellectual Property

Acer’s proprietary rights may not adequately protect its technologies and product candidates.

Acer’s commercial success will depend in part on its ability to obtain additional patents and protect its existing patent position as well as its ability to maintain adequate protection of other intellectual property for its technologies, product candidates, and any future products in the United States and other countries. If Acer does not adequately protect its intellectual property, competitors may be able to use Acer’s technologies and erode or negate any competitive advantage Acer may have, which could harm Acer’s business and ability to achieve profitability. The laws of some foreign countries do not protect Acer’s proprietary rights to the same extent or in the same manner as U.S. laws, and Acer may encounter significant problems in protecting and defending its proprietary rights in these countries. Acer will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that Acer’s proprietary technologies, product candidates and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

Acer applies for patents covering both its technologies and product candidates, as it deems appropriate. However, Acer may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Acer’s existing patents and any future patents it obtains may not be sufficiently broad to prevent others from practicing its technologies or from developing competing products and technologies. Acer cannot be certain that its patent applications will be approved or that any patents issued will adequately protect Acer’s intellectual property.

While Acer is responsible for and has control over the filing and prosecuting of patent applications and maintaining patents which cover making, using or selling EDSIVO and ACER-001 Acer may lose such rights if it decides to allow any licensed patent to lapse. If Acer fails to appropriately prosecute and maintain patent protection for any of its product candidates, Acer’s ability to develop and commercialize those product candidates may be adversely affected and Acer may not be able to prevent competitors from making, using and selling competing products.

Moreover, the patent positions of pharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles are evolving and remain unresolved. As a result, the validity and enforceability of patents cannot be predicted with certainty. In addition, Acer does not know whether:

•	Acer or its licensors were the first to make the inventions covered by each of Acer’s issued patents and pending patent applications;

•	Acer or its licensors were the first to file patent applications for these inventions;

•	any of the patents that cover Acer’s product candidates will be eligible to be listed in the FDA’s compendium of “Approved Drug Products with Therapeutic Equivalence Evaluation,” sometimes referred to as the FDA’s Orange Book;

•	others will independently develop similar or alternative technologies or duplicate any of Acer’s technologies;

•	any of Acer’s or its licensors’ pending patent applications will result in issued patents;

•	any of Acer’s or its licensors’ patents will be valid or enforceable;

•	any patents issued to Acer or its licensors and collaborators will provide Acer with any competitive advantages, or will be challenged by third parties;

•	Acer will develop additional proprietary technologies that are patentable;

•	the U.S. government will exercise any of its statutory rights to Acer’s intellectual property that was developed with government funding; or

•	Acer’s business may infringe the patents or other proprietary rights of others.

The actual protection afforded by a patent varies based on products or processes, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, the validity and enforceability of the patents and Acer’s financial ability to enforce its patents and other intellectual property. Acer’s ability to maintain and solidify its proprietary position for its products will depend on its success in obtaining effective claims and enforcing those claims once granted. Acer’s issued patents and those that may issue in the future, or those licensed to Acer, may be challenged, narrowed, invalidated or circumvented, and the rights granted under any issued patents may not provide Acer with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of Acer’s product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Acer may also rely on trade secrets to protect some of its technology, especially where Acer does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While Acer uses reasonable efforts to protect its trade secrets, Acer’s or any of its collaborators’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose Acer’s proprietary information to competitors and Acer may not have adequate remedies in respect of that disclosure. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If Acer’s competitors independently develop equivalent knowledge, methods and know-how, Acer would not be able to assert its trade secrets against them and Acer’s business could be harmed.

Acer is a party to license agreements under which Acer licenses intellectual property and receives commercialization rights relating to EDSIVO and ACER-001. If Acer fails to comply with obligations in such agreements or otherwise experience disruptions to its business relationships with its licensors, Acer could lose license rights that are important to its business; any termination of such agreements would adversely affect Acer’s business.

In April 2014, Acer entered into an agreement with Baylor College of Medicine pursuant to which Acer obtained an exclusive, worldwide license to develop and commercialize NaPB for treatment of MSUD. In August 2016, Acer entered into an agreement with Assistance Publique—Hôpitaux de Paris, Hôpital Européen Georges Pompidou, or AP-HP, pursuant to which Acer obtained an exclusive worldwide right to access and use data from the Ong trial, which Acer intends to use to support an NDA filing for EDSIVO for the treatment of vEDS. Under each license agreement, Acer is subject to commercialization and development, diligence obligations, royalty payments and other obligations. If Acer fails to comply with any of these obligations or otherwise breaches any of these license agreements, the licensor may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. The loss of the licenses granted to Acer under its agreements with these licensors or the rights provided therein would prevent Acer from developing, manufacturing or marketing products covered by the license or subject to supply commitments, and could materially harm Acer’s business, financial condition, results of operations and prospects. See “Acer Business—Licenses and Royalties” for a description of the material terms of these agreements.

Acer may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Acer’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, Acer may not be able to prevent third parties from practicing Acer’s inventions in all countries outside the United States, or from selling or importing products made using Acer’s inventions in and into the United States or other jurisdictions. Competitors may use Acer’s technologies in jurisdictions where Acer has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where Acer has patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with Acer’s product candidates in jurisdictions where Acer does not have any issued patents and Acer’s patent claims or other intellectual rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Acer to stop the infringement of its patents generally. Proceedings to enforce Acer’s patent rights in foreign jurisdictions could result in substantial costs and divert Acer’s efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against Acer. Acer may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Acer’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

If Acer does not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for its product candidates, Acer’s business may be materially harmed.

Depending on the timing, duration and specifics of FDA marketing approval of Acer’s product candidates, if any, one of the U.S. patents covering each of such approved product(s) or the use thereof may be eligible for up to five years of patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA-approved product. Patent term extension also may be available in certain foreign countries upon regulatory approval of Acer’s product candidates. Nevertheless, Acer may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than Acer requests.

If Acer is unable to obtain patent term extension or restoration, or the term of any such extension is less than Acer or its collaborators request, the period during which Acer will have the right to exclusively market its product will be shortened and Acer’s competitors may obtain approval of competing products following Acer’s patent expiration, and Acer’s revenue could be reduced, possibly materially.

Acer may not identify relevant patents or may incorrectly interpret the relevance, scope or expiration of a patent, which may adversely affect Acer’s ability to develop and market its product candidates.

Acer cannot guarantee that any of its patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can Acer be certain that Acer has identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of its product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Acer’s interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact its ability to market its product candidates. Acer may incorrectly determine that its product candidates are not covered by a third-party patent.

Many patents may cover a marketed product, including but not limited to patents covering the composition, methods of use, formulations, production processes and purification processes of or for the product. The identification of all patents and their expiration dates relevant to the production and sale of a therapeutic product is extraordinarily complex and requires sophisticated legal knowledge in the relevant jurisdiction. It may be impossible to identify all patents in all jurisdictions relevant to a marketed product. Acer’s determination of the expiration date of any patent in the United States or abroad that it considers relevant may be incorrect, which may negatively impact its ability to develop and market its product candidates.

Obtaining and maintaining Acer’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and Acer’s patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. Acer employs an outside firm and relies on its outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If Acer fails to maintain the patents and patent applications directed to its product candidates, Acer’s competitors might be able to enter the market earlier than should otherwise have been the case, which would have a material adverse effect on Acer’s business.

The patent protection for Acer’s product candidates may expire before Acer is able to maximize their commercial value, which may subject Acer to increased competition and reduce or eliminate its opportunity to generate product revenue.

The patents for Acer’s product candidates have varying expiration dates and, if these patents expire, Acer may be subject to increased competition and Acer may not be able to recover its development costs or market any of its approved products profitably. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review. However, Acer cannot be certain that such an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extension period will be. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, Acer may not be able to qualify the product or obtain the exclusive time period. If Acer is unable to obtain patent term extension/restoration or some other exclusivity, Acer could be subject to increased competition and its opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, Acer may not have sufficient time to recover its development costs prior to the expiration of its U.S. and foreign patents.

Acer may become involved in lawsuits to protect its patents or other intellectual property rights, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe Acer’s patents or other intellectual property rights. To counter infringement or unauthorized use, Acer may be required to file infringement claims, directly or through its licensors, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of Acer’s licensor is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that Acer’s patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of the patents Acer licenses at risk of being invalidated or interpreted narrowly and could put Acer’s licensors’ patent applications at risk of not issuing.

Interference proceedings brought by the USPTO may be necessary to determine the priority of inventions with respect to patents of Acer’s licensors and patent applications or those of Acer’s current or future collaborators. An unfavorable outcome could require Acer to cease using the technology or to attempt to license rights to it from the prevailing party. Acer’s business could be harmed if a prevailing party does not offer Acer a license on terms that are acceptable to Acer. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of Acer’s management and other employees. Acer may not be able to prevent, alone or with its collaborators, misappropriation of its proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Acer’s confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Acer’s common stock.

Third-party claims of intellectual property infringement or misappropriation may adversely affect Acer’s business and could prevent Acer from developing or commercializing its product candidates.

Acer’s commercial success depends in part on Acer not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, ex-parte review and inter partes reexamination and post-grant review proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which Acer is developing and may develop its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Acer’s product candidates may be subject to claims of infringement of the patent rights of third parties. If a third party claims that Acer infringes on their products or technology, Acer could face a number of issues, including:

•	infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from Acer’s core business;

•	substantial damages for past infringement, which Acer may have to pay if a court decides that its product infringes on a competitor’s patent;

•	a court prohibiting Acer from selling or licensing its product unless the patent holder licenses the patent to Acer, which the collaborator would not be required to do;

•	if a license is available from a patent holder, Acer may have to pay substantial royalties or grant cross licenses to Acer’s patents; and

•	redesigning Acer’s processes so they do not infringe, which may not be possible or could require substantial funds and time.

Third parties may assert that Acer is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of Acer’s product candidates, that Acer failed to identify. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing. Therefore, patent applications covering Acer’s product candidates could have been filed by others without the knowledge of Acer or its licensors. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover Acer’s product candidates or the use or manufacture of its product candidates. Acer may also face a claim of misappropriation if a third party believes that it inappropriately obtained and used trade secrets of such third party. If Acer is found to have misappropriated a third party’s trade secrets, Acer may be prevented from further using such trade secrets, limiting its ability to develop its product candidates, and Acer may be required to pay damages.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of Acer’s materials, formulations, methods of manufacture or methods for treatment, the holders of any such patents would be able to block Acer’s ability to develop and commercialize the applicable product candidate until such patent expired or unless Acer obtains a license. These licenses may not be available on acceptable terms, if at all. Even if Acer was able to obtain a license, the rights may be nonexclusive, which could result in Acer’s competitors gaining access to the same intellectual property.

Ultimately, Acer could be prevented from commercializing a product, or be forced to cease some aspect of its business operations, if, as a result of actual or threatened patent infringement claims, Acer is unable to enter into licenses on acceptable terms. In addition, during the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of Acer’s product candidates, programs, or intellectual property could be diminished. Accordingly, the market price of Acer’s common stock may decline.

Parties making claims against Acer may obtain injunctive or other equitable relief, which could effectively block Acer’s ability to further develop and commercialize one or more of its product candidates. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time-consuming, regardless of the outcome. Thus, even if Acer was to ultimately prevail, or to settle at an early stage, such litigation could burden Acer with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of Acer’s management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against Acer, Acer may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. In addition, the uncertainties associated with litigation could have a material adverse effect on Acer’s ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties, or enter into development collaborations that would help Acer bring its product candidates to market.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Acer’s ability to protect its product candidates.

As is the case with other pharmaceutical companies, Acer’s success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents and patent rights. Obtaining and enforcing patents and patent rights in the specialty pharmaceutical industry involves both technological and legal complexity, and therefore, is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Further, several recent U.S. Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Acer’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents and patent rights, once obtained.

For Acer’s U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, or the America Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted, reviewed after issuance, and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact the AIA will have on the operation of Acer’s business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of patent rights, all of which could have a material adverse effect on Acer’s business and financial condition.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-inventor-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before a licensor or Acer could therefore be awarded a patent covering an invention of Acer’s even if said licensor Acer had made the invention before it was made by the third party. This will require Acer to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, Acer’s ability to obtain and maintain valid and enforceable patent rights depends on whether the differences between the licensor’s or Acer’s technology and the prior art allow Acer’s technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, Acer cannot be certain that a licensor or it was the first to either (a) file any patent application related to Acer’s product candidates or (b) invent any of the inventions claimed in Acer’s patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid as unpatentable even though the same evidence may be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate patent rights that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Acer’s ability to obtain new patents or to enforce its existing patents and patents that Acer might obtain in the future.

Because of the expense and uncertainty of litigation, Acer may not be in a position to enforce its intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, Acer may conclude that even if a third party is infringing the patents of Acer’s licensors or Acer or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of Acer or its shareholders. In such cases, Acer may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Intellectual property rights do not address all potential threats to Acer’s competitive advantage.

The degree of future protection afforded by Acer’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Acer’s business, or permit Acer to maintain its competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to Acer’s product candidates but that are not covered by the claims of the patents that Acer licenses from others or may license or own in the future.

•	Others may independently develop similar or alternative technologies or otherwise circumvent any of Acer’s technologies without infringing its intellectual property rights.

•	Any of Acer’s collaborators might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that Acer licenses or will, in the future, own or license.

•	Any of Acer’s collaborators might not have been the first to file patent applications covering certain of the patents or patent applications that Acer licenses or will, in the future, license.

•	Issued patents that have been licensed to Acer may not provide Acer with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by Acer’s competitors.

•	Acer’s competitors might conduct research and development activities in countries where Acer does not have license rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in Acer’s major commercial markets.

•	Ownership of patents or patent applications licensed to Acer may be challenged by third parties.

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on Acer’s business.

Confidentiality agreements with employees, consultants and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

Acer considers proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to its business. Acer may rely on trade secrets and/or confidential know-how to protect its technology, especially where patent protection is believed by Acer to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, Acer’s policy is to require its employees, consultants, contractors and advisors to enter into confidentiality agreements with Acer. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose Acer’s confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect Acer’s competitive position. Moreover, Acer’s competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, Acer’s competitors could limit Acer’s use of its trade secrets and/or confidential know-how.

Acer may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of Acer’s product candidates. It may be necessary for Acer to use the patented or proprietary technology of third parties to commercialize its product candidates, in which case Acer would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms or at all, which could materially harm Acer’s business.

Acer may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

Acer has received confidential and proprietary information from third parties. In addition, Acer employs individuals who were previously employed at other biotechnology or pharmaceutical companies. Acer may be subject to claims that Acer or its employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or Acer’s employees’ former employers.

Further, Acer may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing Acer’s product candidates. Acer may also be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an ownership interest in Acer’s patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging Acer’s right to and use of confidential and proprietary information. If Acer fails in defending any such claims, in addition to paying monetary damages, Acer may lose its rights therein. Such an outcome could have a material adverse effect on Acer’s business.

Even if Acer is successful in defending against these claims, litigation could result in substantial cost and be a distraction to Acer’s management and employees.

Acer may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

Acer may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in its patents and other intellectual property. Acer may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing Acer’s product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If Acer fails in defending any such claims, in addition to paying monetary damages, Acer may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Acer’s business. Even if Acer is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Acer’s reliance on third parties requires Acer to share its trade secrets, which increases the possibility that a competitor will discover them or that Acer’s trade secrets will be misappropriated or disclosed.

Because Acer relies on third parties to assist with research and development and to manufacture its product candidates, Acer must, at times, share trade secrets with them. Acer seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with its advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Acer’s confidential information, including its trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by Acer’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Acer’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of Acer’s trade secrets or other unauthorized use or disclosure would impair Acer’s competitive position and may have a material adverse effect on its business.

In addition, these agreements typically restrict the ability of Acer’s advisors, employees, third-party contractors and consultants to publish data potentially relating to Acer’s trade secrets, although Acer’s agreements may contain certain limited publication rights. For example, any academic institution that Acer may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that Acer is notified in advance and given the opportunity to delay publication for a limited time period in order for Acer to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future Acer may also conduct joint research and development programs that may require Acer to share trade secrets under the terms of its research and development or similar agreements. Despite Acer’s efforts to protect its trade secrets, Acer’s competitors may discover its trade secrets, either through breach of Acer’s agreements with third parties, independent development or publication of information by any of Acer’s third-party collaborators. A competitor’s discovery of Acer’s trade secrets would impair Acer’s competitive position and have an adverse impact on its business.

If Acer’s trademarks and trade names are not adequately protected, then Acer may not be able to build name recognition in its markets of interest and its business may be adversely affected.

If Acer’s trademarks and trade names are not adequately protected, then Acer may not be able to build name recognition in its markets of interest and its business may be adversely affected. Acer’s unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Acer may not be able to protect its rights to these trademarks and trade names, which Acer needs to build name recognition among potential collaborators or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to Acer’s, thereby impeding Acer’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Acer’s unregistered trademarks or trade names. Over the long term, if Acer is unable to successfully register its trademarks and trade names and establish name recognition based on its trademarks and trade names, then Acer may not be able to compete effectively and its business may be adversely affected. Acer’s efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact Acer’s financial condition or results of operations.

Risks Related to the Combined Company

In determining whether you should approve the Merger, the issuance of shares of Opexa common stock and other matters related to the Merger, as applicable, you should carefully read the following risk factors in addition to the risks described above.

The market price of the combined company’s common stock is expected to be volatile, and the market price of its common stock may drop following the Merger.

The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	the ability of the combined company to obtain regulatory approvals for EDSIVO, ACER-001 or other product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

•	failure to maintain its existing third-party license and supply agreements;

•	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

•	changes in laws or regulations applicable to its product candidates;

•	any inability to obtain adequate supply of its product candidates or the inability to do so at acceptable prices;

•	adverse regulatory authority decisions;

•	introduction of new products, services, or technologies by its competitors;

•	failure to meet or exceed financial and development projections that the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic collaborations, joint ventures, or capital commitments by the combined company or its competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and its ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or shareholder litigation;

•	if securities or industry analysts do not publish research or reports about its business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of common stock by the combined company or its shareholders in the future;

•	trading volume of its common stock;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to the markets in which the combined company operates, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with potential products of the combined company;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of The NASDAQ Capital Market. If the combined company is not able to maintain the requirements for listing on The NASDAQ Capital Market, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses that Acer did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and NASDAQ. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time-consuming and costly. For example, the combined company’s management team will consist of the executive officers of Acer prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.

Because the Merger is a reverse merger, this registration statement may be subject to heightened scrutiny by the SEC, and the combined company may not be able to attract the attention of major brokerage firms.

Additional risks may exist as a result of the combined company becoming a public reporting company through a “reverse merger.” Certain SEC rules are more restrictive when applied to reverse merger companies, such as the ability of shareholders to re-sell their shares of common stock pursuant to Rule 144, and the SEC may subject this registration statement, which is being filed with respect to the shares of Opexa common stock received by investors in the Merger, to heightened scrutiny.

In addition, security analysts of major brokerage firms may not provide coverage of the combined company since, because it became public through a reverse merger, there is no incentive to brokerage firms to recommend the purchase of its common stock. In addition, because of past abuses and fraud concerns stemming primarily from a lack of public information about newly public businesses, there are many people in the securities industry and business in general who view reverse merger transactions with suspicion. Without brokerage firm and analyst coverage, there may be fewer people aware of the combined company and its business, resulting in fewer potential buyers of its common stock, less liquidity and lower stock prices for its investors than would be the case if it had become a public reporting company in a more traditional manner. There is no assurance that brokerage firms will want to provide analyst coverage of the combined company’s capital stock or business in the future.

Anti-takeover provisions in the combined company’s organizational documents and Texas law might discourage or delay acquisition attempts for the combined company that you might consider favorable.

The combined company’s certificate of formation and bylaws will contain provisions that may delay or prevent an acquisition or change in control of the combined company. Among other things, these provisions:

•	authorize the board of directors to issue without shareholder approval blank-check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by the board of directors;

•	establish advance notice requirements for shareholder nominations of directors and for shareholder proposals that can be acted on at shareholder meetings; and

•	limit who may call shareholder meetings.

Further, as a Texas corporation, the combined company will also be subject to provisions of Texas law, which may impair a takeover attempt that the combined company’s shareholders may find beneficial. These anti-takeover provisions and other provisions under Texas law could discourage, delay or prevent a transaction involving a change in control of the combined company, including actions that its shareholders may deem advantageous, or negatively affect the trading price of its common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause the combined company to take other corporate actions you desire.

The combined company may experience adverse consequences because of required indemnification of officers and directors.

Provisions of the combined company’s certificate of formation and bylaws provide that it will indemnify any director and officer as to liabilities incurred in their capacity as a director or officer and on those terms and conditions set forth therein to the fullest extent of Texas law. Further, the combined company may purchase and maintain insurance on behalf of any such persons whether or not the combined company would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the combined company and prevent any recovery from its officers, directors, agents and employees for losses incurred by the combined company as a result of their actions.

Opexa and Acer do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its shareholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there has been no public market for Acer’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for shareholders to sell their shares at an attractive price or at all.

Future sales of shares by existing shareholders could cause the combined company’s stock price to decline.

If existing shareholders of Opexa and Acer sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of June 30, 2017, shares expected to be issued upon completion of the Merger, and assuming completion of Acer’s concurrent financing in connection with the Merger, the combined company is expected to have outstanding a total of approximately 6.5 million shares of common stock immediately following the completion of the Merger, assuming an Exchange Ratio of one and the occurrence of the proposed reverse stock split described in Opexa Proposal No. 5 in this proxy statement/prospectus/information statement at a reverse split ratio of 1 to 10.359281. Other than shares of common stock held by affiliates of the combined company, which will be subject to the provisions of Rule 144, all outstanding shares of common stock will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Acer will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

If the ownership of the combined company common stock is highly concentrated, it may prevent you and other shareholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company stock price to decline.

Executive officers and directors of the combined company and their affiliates are expected to beneficially own or control approximately 63% of the outstanding shares of common stock of the combined company following the completion of the Merger and assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company assets or any other significant corporate transactions. These shareholders may also delay or prevent a change of control of the combined company, even if such a change of control would benefit the other shareholders of the combined company. The significant concentration of stock ownership may adversely affect the trading price of the combined company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of proceeds from the concurrent financing in connection with the Merger and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of proceeds from Acer’s concurrent financing in connection with the Merger. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply the net proceeds of the concurrent financing effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the net proceeds from the concurrent financing.

Because the Merger will result in an ownership change under Section 382 of the Code for Opexa, Opexa’s pre-Merger net operating loss carryforwards and certain other tax attributes will be subject to limitation or elimination. The net operating loss carryforwards and certain other tax attributes of Acer and of the combined company may also be subject to limitations as a result of ownership changes.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, or Section 382, the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain shareholders that exceeds fifty percentage points by value over a rolling three-year period. Similar rules may apply under state tax laws. The Merger will result in an ownership change for Opexa and, accordingly, Opexa’s net operating loss carryforwards and certain other tax attributes will be subject to limitation and possibly elimination after the Merger. It is possible that Acer’s net operating loss carryforwards and certain other tax attributes may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. Additional ownership changes in the future could result in additional limitations on Opexa’s, Acer’s and the combined company’s net operating loss carryforwards and certain other tax attributes. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Opexa’s, Acer’s or the combined company’s net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

If Acer fails to retain accounting and finance staff with appropriate experience, its ability to maintain the financial controls required of a public company may adversely affect its business.

Acer currently relies on third-party accounting professionals to assist Acer with its financial accounting and compliance obligations. Acer is seeking financial professionals with appropriate experience to maintain its financial control and reporting obligations as a public company. If Acer is unable to identify and retain such qualified and experienced personnel, its business may be adversely affected.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and NASDAQ rules and regulations. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Acer relies on third-party accounting professionals to assist Acer with its financial accounting and compliance obligations. As a private company, Acer has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expend significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

In connection with the preparation of Acer’s audited financial statements for the period from December 26, 2013 (inception) through December 31, 2013 and the year ended December 31, 2014, its independent auditors advised management that a material weakness existed in internal control over financial reporting and its disclosure controls. Although Acer is committed to continuing to improve its internal control processes, and although Acer will continue to diligently and vigorously review its internal control over financial reporting, Acer cannot be certain that, in the future, additional material weaknesses or significant deficiencies will not exist or otherwise be discovered. The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by NASDAQ, the SEC, or other regulatory authorities.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Opexa cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include, but are not limited to statements about:

•	the strategies, prospects, plans, expectations and objectives of management of Opexa or Acer for future operations of the combined company, including the execution of integration and restructuring plans and the anticipated timing of filings;

•	the progress, scope or duration of the development of product candidates or programs;

•	the benefits that may be derived from product candidates or the commercial or market opportunity in any target indication;

•	the ability of Opexa or Acer to protect their intellectual property rights;

•	the ability of Opexa to regain or maintain compliance with NASDAQ listing standards;

•	the anticipated operations, financial position, revenues, costs or expenses of Opexa, Acer or the combined company;

•	statements regarding future economic conditions or performance;

•	any statements concerning proposed new products, services or developments;

•	the approval and closing of the Merger, including the timing of the Merger, Opexa’s ability to solicit a sufficient number of proxies to approve the Merger, other conditions to the completion of the Merger and the Exchange Ratio as of the closing of the Merger;

•	the expected benefits of and potential value created by the Merger for the shareholders of Opexa and shareholders of Acer;

•	the ability of Opexa and Acer to complete the Merger;

•	Acer’s ability to complete the concurrent financing of its common stock in connection with the Merger; and

•	statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Opexa, Acer or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Opexa and Acer to complete the Merger and the effect of the Merger on the business of Opexa, Acer and the combined company, see “Risk Factors” beginning on page 25. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Opexa. See “Where You Can Find More Information” beginning on page 251. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Opexa, Acer or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Opexa and Acer do not undertake any obligation (and expressly disclaim any such obligation to) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF OPEXA SHAREHOLDERS

Date, Time and Place

The Opexa special meeting will be held on                     , 2017, at 12255 El Camino Real, Suite 300, San Diego, California 92130, commencing at            local time. Opexa is sending this proxy statement/prospectus/information statement to its shareholders in connection with the solicitation of proxies by Opexa’s board of directors for use at the Opexa special meeting and any adjournments or postponements of the Opexa special meeting. This proxy statement/prospectus/information statement is first being furnished to shareholders of Opexa on or about                      , 2017.

Purposes of the Opexa Special Meeting

The purposes of the Opexa special meeting are:

1.	To approve the issuance of shares of Opexa common stock to Acer shareholders pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A;

2.	To approve the change in control of Opexa resulting from the Merger contemplated by the Merger Agreement;

3.	To approve an increase in the number of shares of common stock available for issuance under Opexa’s Amended and Restated 2010 Stock Incentive Plan;

4.	To approve an amendment to the certificate of formation of Opexa changing the Opexa corporate name to “Acer Therapeutics Inc.” in the form attached as Annex B;

5.	To approve an amendment to the certificate of formation of Opexa effecting a reverse stock split of Opexa’s issued and outstanding common stock within a range of every one to 15 shares (or any number in between) of outstanding Opexa common stock being combined and reclassified into one share of Opexa common stock in the form attached as Annex C, which is referred to as the reverse stock split;

6.	To consider and vote upon an adjournment of the Opexa special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above; and

7.	To transact such other business as may properly come before the shareholders at the Opexa special meeting or any adjournment or postponement thereof.

Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Recommendation of Opexa’s Board of Directors

•	Opexa’s board of directors has determined and believes that the issuance of shares of Opexa common stock pursuant to the Merger Agreement and the resulting change of control is fair to, in the best interests of, and advisable to, Opexa and its shareholders and has approved such items. Opexa’s board of directors recommends that Opexa shareholders vote “FOR” Opexa Proposal Nos. 1 and 2 to approve the issuance of shares of Opexa common stock pursuant to the Merger Agreement and the change of control of Opexa resulting from the Merger.

•	Opexa’s board of directors has determined and believes that the approval of an increase in the number of shares of common stock available for issuance under Opexa’s Amended and Restated 2010 Stock Incentive Plan is fair to, in the best interests of, and advisable to, Opexa and its shareholders and has approved and adopted such increase. Opexa’s board of directors recommends that Opexa shareholders vote “FOR” Proposal No. 3.

•	Opexa’s board of directors has determined and believes that the amendment to the certificate of formation of Opexa to change the name of Opexa to “Acer Therapeutics Inc.” is advisable to, and in the best interests of, Opexa and its shareholders and has approved such name change. Opexa’s board of directors recommends that Opexa shareholders vote “FOR” Opexa Proposal No. 4 to approve the name change.

•	Opexa’s board of directors has determined and believes that it is advisable to, and in the best interests of, Opexa and its shareholders to approve the amendment to the certificate of formation of Opexa effecting the reverse stock split, as described in this proxy statement/prospectus/information statement. Opexa’s board of directors recommends that Opexa shareholders vote “FOR” Opexa Proposal No. 5 to approve the reverse stock split.

•	Opexa’s board of directors has determined and believes that adjourning the Opexa special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Opexa Proposal Nos. 1, 2, 3, 4 and 5 is fair to, in the best interests of, and advisable to, Opexa and its shareholders and has approved and adopted the proposal. Opexa’s board of directors recommends that Opexa shareholders vote “FOR” Opexa Proposal No. 6 to adjourn the Opexa special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Record Date and Voting Power

Only holders of record of Opexa common stock at the close of business on the record date,                     , 2017, are entitled to notice of, and to vote at, the Opexa special meeting. At the close of business on the record date, there were            holders of record of Opexa common stock and there were              shares of Opexa common stock issued and outstanding. Each share of Opexa common stock entitles the holder thereof to one vote on each matter submitted for shareholder approval. See the section titled “Principal Shareholders of Opexa” in this proxy statement/prospectus/information statement for information regarding persons known to the management of Opexa to be the beneficial owners of more than 5% of the outstanding shares of Opexa common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of Opexa’s board of directors for use at the Opexa special meeting.

If you are a shareholder of record of Opexa as of the record date referred to above, you may vote in person at the Opexa special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Opexa special meeting, Opexa urges you to vote by proxy to ensure your vote is counted. You may still attend the Opexa special meeting and vote in person if you have already voted by proxy. As a shareholder of record:

•	to vote in person, attend the Opexa special meeting and Opexa will give you a ballot when you arrive at the meeting; or

•	to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly via mail or fax, but in any event, before the Opexa special meeting to ensure your shares are voted. Your vote must be received by , 2017, Eastern Time to be counted.

If your Opexa shares are held by your broker as your nominee, that is, in “street name,” you should receive voting instructions from the bank, broker or other nominee that holds your shares. If you do not give instructions to your broker, your broker can vote your Opexa shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of The NASDAQ Capital Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Opexa shares will be treated as broker non-votes. It is anticipated that Opexa Proposal Nos. 1, 2, 4 and 5 will be non-discretionary items. If your shares of Opexa common stock are held in “street name,” you may vote in one the following ways:

•	to vote by mail, you should follow the instructions included on the vote instruction form regarding how to instruct your broker to vote your Opexa shares;

•	to vote in person at the Opexa special meeting, you will need to contact the bank, broker or other nominee that is the shareholder of record for your shares to obtain a legal proxy and then bring the legal proxy indicating that you beneficially owned the shares as of the record date and a form of government issued picture identification to the Opexa special meeting. If you bring all of these materials to the Opexa special meeting, you may vote by completing a paper ballot, which will be available at the Opexa special meeting. If you do not bring all of these materials, you will not be able to vote at the Opexa special meeting; or

•	to vote by telephone or over the Internet if you are permitted and wish to do so, you should receive instructions from your bank, broker or other nominee and follow those instructions.

All properly executed proxies that are not revoked will be voted at the Opexa special meeting and at any adjournments or postponements of the Opexa special meeting in accordance with the instructions contained in the proxy. If a holder of Opexa common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Opexa Proposal No. 1 to approve the issuance of shares of Opexa common stock in the Merger, “FOR” Opexa Proposal No. 2 to approve the change of control resulting from the Merger, “FOR” Opexa Proposal No. 3 to approve an increase in the number of shares of common stock available for issuance under Opexa’s Amended and Restated 2010 Stock Incentive Plan, “FOR” Opexa Proposal No. 4 to approve an amendment to the certificate of formation of Opexa changing the Opexa corporate name to “Acer Therapeutics Inc.,” “FOR” Opexa Proposal No. 5 to approve an amendment to the certificate of formation of Opexa effecting the reverse stock split and “FOR” Opexa Proposal No. 6 to adjourn the Opexa special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Opexa Proposal Nos. 1, 2, 3, 4 and 5 in accordance with the recommendation of Opexa’s board of directors.

If you are a shareholder of record of Opexa and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Opexa special meeting in any one of the following ways:

•	you can send a written notice to the Secretary of Opexa before the Opexa special meeting stating that you would like to revoke your proxy;

•	if you have signed and returned a paper proxy card, you may sign a new proxy card bearing a later date and submit it as instructed above; or

•	you can attend the Opexa special meeting and vote in person, but attendance alone will not revoke a proxy. You must specifically request at the meeting that it be revoked.

If you hold your shares in “street name,” please contact your broker to provide new voting instructions according to directions they will provide.

Required Vote

The presence, in person or represented by proxy, at the Opexa special meeting of the holders of a majority of the shares of Opexa common stock outstanding and entitled to vote at the Opexa special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of the holders of a majority of the shares of Opexa common stock having voting power present in person or represented by proxy at the Opexa special meeting, assuming a quorum is present, is required for approval of Opexa Proposal Nos. 1, 2, 3 and 6. The affirmative vote of the holders of a majority of the outstanding shares of Opexa common stock entitled to vote outstanding on the record date for the Opexa special meeting is required for approval of Opexa Proposal Nos. 4 and 5. Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3, 4 and 5.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “AGAINST” votes for Opexa Proposal Nos. 4 and 5, but will have no effect on Opexa Proposal Nos. 1, 2, 3 and 6. Similarly, broker non-votes will have the same effect as “AGAINST” votes for Opexa Proposal Nos. 4 and 5, but will have no effect on Opexa Proposal Nos. 1, 2, 3 and 6.

As of June 30, 2017, the directors and executive officer of Opexa owned or controlled 1.08% of the outstanding shares of Opexa common stock entitled to vote at the Opexa special meeting. The directors and executive officer of Opexa owning these shares are subject to support agreements. Each shareholder that entered into a support agreement has agreed to vote all shares of Opexa common stock owned by him or her as of the record date in favor of the Opexa Proposals and against any “acquisition proposal,” as defined in the Merger Agreement.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Opexa may solicit proxies from Opexa shareholders by personal interview, telephone, telegram or otherwise. Opexa and Acer will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Opexa common stock for the forwarding of solicitation materials to the beneficial owners of Opexa common stock. Opexa will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Opexa has retained Advantage Proxy to assist it in soliciting proxies using the means referred to above. Opexa will pay the fees of Advantage Proxy, which Opexa expects to be approximately $10,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus/information statement, Opexa’s board of directors does not know of any business to be presented at the Opexa special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Opexa special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While Opexa and Acer believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement, and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement beginning on page 251.

Background of the Merger

Historical Background of Opexa

Opexa is a biopharmaceutical company that has historically focused on developing personalized immunotherapies with the potential to treat major illnesses, including multiple sclerosis (MS) as well as other autoimmune diseases such as neuromyelitis optica (NMO). These therapies are based on Opexa’s proprietary T-cell technology. In the third quarter of 2012, Opexa initiated a Phase IIb clinical study (Abili-T) of its lead product candidate, Tcelna (imilecleucel-T), in patients with Secondary Progressive Multiple Sclerosis (SPMS). Opexa completed enrollment of the Abili-T study in May 2014 and un-blinded the results from the study in late October 2016.

On October 28, 2016, Opexa announced that the Abili-T trial did not meet its primary endpoint of reduction in brain volume change (atrophy), nor did it meet the secondary endpoint of reduction of the rate of sustained disease progression. Tcelna was considered safe and well tolerated. Abili-T was a 183-patient, randomized, double-blind, placebo-controlled Phase IIb study that was conducted at 35 clinical trial sites in the U.S. and Canada and designed to evaluate the safety and efficacy of Tcelna in patients with SPMS.

As a consequence of the negative results from the Abili-T trial, in late October 2016 Opexa’s board of directors began evaluating its strategic opportunities to maximize shareholder value, including the possibility of seeking a merger, a sale of the company or all or some of its assets, and/or a liquidation. Opexa’s management provided the Opexa board of directors with a preliminary assessment of a variety of strategic alternatives that Opexa could pursue to maximize shareholder value, including engaging in a merger process, a sale of some or all of Opexa’s assets, or distributing some or all of Opexa’s remaining cash through either a dividend or a liquidation of Opexa.

Opexa also began implementing various cost-cutting measures, including several reductions in workforce. On October 31, 2016, director Scott Seaman resigned as a member of the Opexa board of directors. On November 2, 2016, Opexa announced a reduction in workforce of 40% of its then 20 full-time employees in order to reduce operating expenses and conserve cash resources while it evaluated its programs and various strategic alternatives. Opexa’s Chief Development Officer Donna Rill resigned effective as of November 4, 2016. On December 14, 2016, Opexa implemented a further workforce reduction to conserve cash, reducing the number of full-time employees by an additional 25% of the then 12 employees. On January 31, 2017, Opexa further reduced its workforce by terminating the employment of seven full-time employees, including Opexa’s Chief Scientific Officer Don Healey. On February 1, 2017, Opexa entered into an assignment and assumption of lease with a third party for Opexa’s 10,200 square foot corporate headquarters facility located in The Woodlands, Texas, and a related assignment of a lease on a major piece of equipment. Opexa also sold certain furniture, fixtures and equipment, as well as its laboratory supplies, located at its corporate headquarters to the third party for a lump sum cash payment.

Beginning in October 2016 and continuing through June 2017, Opexa conducted a process of identifying and evaluating potential strategic combinations with private biotechnology companies. While the Opexa board of directors considered the potential engagement of a financial advisor to assist in the strategic process, the board ultimately determined not to do so after considering a number of factors, including the access of the board and its officers to a variety of potential strategic opportunities, Opexa’s limited cash resources, and the background and experience of Opexa’s management and directors in matters of financial analysis, strategic planning and biotechnology industry experience. In its review, Opexa focused on biotechnology companies possessing (i) a portfolio of product development candidates with the potential for significant value appreciation, (ii) resources sufficient to achieve potentially meaningful development milestones within such portfolio, including resources to be obtained through financing activities consummated prior to the effectiveness of a combination with Opexa as well as the resources that would result from a combination of the companies, (iii) an ability to enter into an agreement in the near-term for a combination with a public company such as Opexa and thereafter proceed in an orderly manner toward implementing the combination (necessitating, for example, the availability of the requisite audited financial statements to accompany a registration statement on Form S-4), and (iv) a management team with the breadth and skills to accomplish the foregoing. Opexa management identified and screened approximately 30 companies and set management calls and meetings with 13 companies.

These activities resulted in indications of interest in a potential combination with six biotechnology companies and discussions with three other companies. In evaluating these indications of interest, including in certain cases through discussions and diligence activities with potential counterparties (see in this regard the discussion below with respect to Opexa’s engagement with Parties 1, 2, 3, 4, 5, 6, 7, 8 and 9), Opexa ultimately concluded in each instance (except for Acer) that (x) one or more desired elements were missing from a potential combination (for example, that the counterparty did not have sufficient resources to achieve potentially meaningful development milestones within its portfolio of product development candidates or an ability to enter into an agreement in the near-term for a combination with a public company), (y) the terms expected to be available to Opexa and its shareholders in a potential combination, including as represented by the potential share of the combined company that might be owned by the pre-combination Opexa shareholders immediately following a combination and any concurrent financing, would likely not be fair or appropriate to the pre-combination Opexa shareholders, and/or (z) Opexa should pursue a combination with Acer to the exclusion of other possibilities. In the course of its process, Acer was the only party with which Opexa ultimately reached a mutual understanding on deal terms, including the potential share of the combined company that would be owned by the pre-combination Opexa shareholders immediately following a combination and any concurrent financing, and moved forward with negotiating a definitive merger agreement. A more detailed chronological description of the Merger process follows below under “The Merger—Background of the Merger—History of Opexa Strategic Alternatives and Significant Corporate Events.”

Historical Background of Acer

Acer was incorporated in December 2013. From inception to March 31, 2017, Acer raised net cash proceeds of approximately $15.1 million, primarily from private placements of convertible preferred stock and debt financings. In parallel with its private financing activities, Acer has explored the availability of public sources of financing to support the development of its product candidates through a traditional initial public offering, as well as through a potential business combination with a NASDAQ-listed company. Acer also explored the potential benefits of a strategic transaction, and while that effort culminated in several non-binding verbal and written proposals from potential acquirers, Acer’s board of directors ultimately concluded that a merger with Opexa and the concurrent financing is in the best interest of Acer’s shareholders. Acer retained Piper Jaffray & Co. to assist it with financing and strategic transactions, as well as Extera Partners LLC to assist it with corporate partnerships and other potential strategic transactions.

History of Opexa Strategic Alternatives and Significant Corporate Events

In late October 2016, Neil K. Warma, Opexa’s President, Chief Executive Officer and Acting Chief Financial Officer, initiated discussions with Party 1 regarding the potential timing and financial implications for a potential business combination transaction with Opexa. Party 1 was a private medical device biotechnology company with a late stage cardiovascular asset in clinical development.

On October 31, 2016, Mr. Warma initiated discussions with Party 2 regarding the potential timing and financial implications for a potential business combination transaction. Party 2 was a private biotechnology company with an oncology platform in early, preclinical stage development. Also on October 31, 2016, director Scott Seaman resigned as a member of the Opexa board of directors.

On November 2, 2016, Opexa announced a reduction in workforce of 40% of its then 20 full-time employees in order to reduce operating expenses and conserve cash resources while it evaluated its programs and various strategic alternatives. Opexa’s Chief Development Officer Donna Rill resigned effective as of November 4, 2016.

On November 4, 2016, a mutual non disclosure agreement was executed between Opexa and Party 2. Over the course of six weeks, discussions took place and diligence material was exchanged.

Also on November 4, 2016, Mr. Warma initiated discussions with Party 3 regarding the potential timing and financial implications for a potential business combination transaction. Party 3 was a private biotechnology company with an oncology candidate being positioned for a Phase 3 clinical trial.

On November 9, 2016, a mutual non disclosure agreement was executed between Opexa and Party 3. Over the next three months, discussions took place and diligence material was exchanged.

On November 10, 2016, Party 4 contacted Mr. Warma to discuss a potential business combination opportunity. Party 4 was a private biotechnology company developing a medical device for possible treatment of neurological disorders.

On November 11, 2016, a mutual non disclosure agreement was executed between Opexa and Party 1. Over the course of six weeks, discussions took place, diligence material was exchanged and a draft non-binding term sheet for a potential business combination was presented to Opexa management by Party 1.

On November 14, 2016, Opexa disclosed in its Quarterly Report on Form 10-Q that in addition to evaluating its various strategic alternatives in light of the disappointing Abili-T Trial study data, it was analyzing the complete data set from the Abili-T trial and conducting a review of its other research and development programs to assess the viability of continuing to pursue one or more of these programs. However, based on the top-line results from the Abili-T trial, Opexa stated that it was unlikely to continue further development of Tcelna.

On November 17, 2016, Mr. Warma met with the chief executive officer of Party 3 to discuss the potential business combination.

Also on November 17, 2016, Mr. Warma was introduced to Party 5 by the banker representing Party 5 to discuss a possible business combination opportunity with their client. Party 5 was a private biotechnology company developing a Phase 3 asset for a neurology indication.

Further, on November 17, 2016, Mr. Warma initiated discussions with Party 6 around a possible business combination. Party 6 was a private biotechnology company focused on gastrointestinal tract (GI) drug candidates. While Opexa management believed that Party 6’s technology was interesting, Party 6 had modest cash resources.

On November 21, 2016, Mr. Warma had a discussion with the chairman of the board of Party 1 regarding the clinical development and financing plans for Party 1.

On November 22, 2016, Opexa held a board meeting to discuss the numerous opportunities that had been presented to management and to evaluate the most promising technologies that would require further assessment.

On November 23, 2016, Opexa received notice from Ares Trading S.A. (“Merck Serono”), a wholly owned subsidiary of Merck Serono S.A., that Merck Serono would not be exercising its option to acquire the exclusive, worldwide (excluding Japan) license to Opexa’s Tcelna program for the treatment of MS granted to Merck Serono pursuant to an option and license agreement dated February 4, 2013, as amended, by and between Opexa and Merck Serono. As a result of receiving the notice from Merck Serono, the option and license agreement automatically expired upon receipt.

Also on November 23, 2016, Mr. Warma was introduced to Party 7 by an investor of Party 7 to discuss a business combination opportunity. Party 7 was a private preclinical stage company developing an oncology platform.

On November 27, 2016, a non disclosure agreement was executed and diligence material was shared with Party 7.

On November 28, 2016, a non disclosure agreement was executed between Opexa and Party 4.

On December 1, 2016, an in person meeting between Opexa management (i.e., Messrs. Warma and Healey) and management of Party 4 occurred at the Opexa facility. Party 4 was preparing for a Phase 3 trial, pending results from an ongoing Phase 2 clinical study.

On December 2, 2016, a non disclosure agreement was executed with Party 6 and diligence material was shared. However, the lack of capital on the balance sheet of Party 6 resulted in it being dropped from the short list of potential business combination candidates.

On December 9, 2016, the chief executive officer of Party 7 visited Opexa’s facility to engage in further discussions.

On December 12, 2016, Mr. Warma was contacted by the chief executive officer of Party 8 to discuss a potential business combination. Party 8 was a private biotechnology company in Phase 2 trials developing products for the cardiovascular market.

Also on December 12, 2016, Party 1 informed Mr. Warma that it was no longer pursuing a public path and had shifted its strategy to remain a private company.

On December 13, 2016, following discussions with the Opexa board of directors, Mr. Warma terminated discussions with Party 2 due to the questionable financial strength of Party 2 and the early stage of its preclinical development candidate.

On December 14, 2016, a draft non-binding term sheet was sent to Opexa management by Party 7.

Also on December 14, 2016, Opexa implemented a further workforce reduction to conserve cash, reducing the number of full-time employees by an additional 25% of its then 12 employees.

On December 16, 2016, discussions ensued with Party 5 and a non disclosure agreement was executed between Opexa and Party 5. Mr. Warma subsequently had several calls with Party 5 management. Diligence material was exchanged and discussions continued for several weeks.

Also on December 16, 2016, a draft non-binding term sheet for a potential business combination was sent to Opexa by Party 3.

Following discussions with the Opexa board of directors, Opexa management believed that due to the significant capital that would be needed to fund a large Phase 3 program and given the length of time and the uncertainty around securing the necessary financing, Party 5 did not represent a viable business combination opportunity. Additionally, data reported by a large pharmaceutical company developing a drug for the same indication as Party 5 and with a similar mechanism of action had recently failed in a large phase 3 trial, providing further doubt about the likelihood for success of Party 5’s drug candidate.

On December 20, 2016, a non disclosure agreement was executed between Opexa and Party 8 and access to the data rooms was provided, and an in person meeting was held at Opexa’s facility between Opexa management and the management of Party 8.

On December 21, 2016, a draft non-binding term sheet for a potential business combination was sent to Mr. Warma by Party 8.

Also on December 21, 2016, Opexa held a board of directors meeting to discuss the numerous strategic opportunities and review the term sheet that had been presented by Party 8. It was determined that further discussion with Party 8 was warranted, in addition to continuing discussions with those parties that remained of interest.

On December 22, 2016, Opexa provided a draft non-binding term sheet to Party 8 for a proposed business combination. As Party 8 was targeting a convertible note financing as a form of bridge financing, Party 8 provided Opexa with a copy of its draft non-binding term sheet of the convertible note for Opexa management to review.

On December 23, 2016, a revised term sheet proposing a business combination between Opexa and Party 8 was sent to Opexa management and its counsel (Pillsbury Winthrop Shaw Pittman LLP). Party 8 was also targeting a large financing to fund its Phase 3 clinical trial, which was planned to close concurrent with a business combination.

On December 28, 2016, Opexa held a board of directors meeting to assess the status of the discussions involving Party 8 and also that of several other parties that remained of interest in the strategic review process.

A further Opexa board of directors meeting was held on January 5, 2017 to review the status primarily of Parties 3, 7 and 8, which were considered to be the most promising at this stage of Opexa’s evaluation. The Opexa board of directors also reviewed and considered a proposal to assign Opexa’s facility lease to a third party, which eventually resulted in Opexa assigning the facility and equipment lease to such third party.

Numerous discussions ensued and on January 10, 2017, following discussions with Opexa’s board of directors, Mr. Warma terminated discussions with Party 7 based on a very complicated business combination structure that was being proposed by Party 7 and concerns over Party 7’s intellectual property estate.

Also on January 10, 2017, Mr. Warma met with certain members of the board of directors for Party 8 and had discussions with its chief executive officer regarding the status of the financing that was being proposed to support the large cardiovascular trial.

Further, on January 10, 2017, Mr. Warma had a meeting with the chief financial officer and chief business officer of Acer regarding a potential business combination, and Opexa entered into a mutual non-disclosure agreement with Acer.

On January 11, 2017, Opexa held a board of directors meeting and Mr. Warma updated the directors and provided a detailed overview of the ongoing discussions. At this stage, Parties 3 and 8 were on the short list of possible merger partners. Acer was now added to this short list given the attractiveness of its platform, stage of development and perceived ability to close a financing concurrent with a potential business combination.

On January 12, 2017, Mr. Warma met with the Acer management team (Chris Schelling, chief executive officer, and Harry Palmin, acting chief financial officer) in person to discuss details around a possible business combination.

As it appeared to Opexa that Party 8’s financing to support operations and the conduct of a Phase 3 study appeared to not be materializing, Mr. Warma terminated discussions with Party 8 on or around January 13, 2017 given the uncertainty of the Phase 3 financing and lack of clarity around the timing.

Also on January 13, 2017, Acer provided access to Opexa and its legal counsel to its virtual data room for purposes of reviewing due diligence materials.

On January 17, 2017, following discussions with Opexa’s board of directors, Mr. Warma terminated discussions with Party 3 based on the terms outlined in the draft term sheet and due to the limited funds that Party 3 was willing to raise concurrent to the business combination to support a potential Phase 3 trial of its product candidate.

On January 20, 2017, Opexa held a board of directors meeting to review the progress of discussions with the parties on Opexa’s short list of potential business combination candidates. An update was provided by Mr. Warma regarding the status of discussions with Acer.

Also on January 20, 2017, Mr. Warma was introduced to the chairman of the board representing Party 9 to discuss a potential business combination. Party 9 was a private biotechnology company with a product candidate in Phase 2 development for an autoimmune condition. Party 9 appeared to have a solid management team, a desire to complete a business combination in the near-term and suggested to Opexa that they had advanced considerably on a possible large financing to support a Phase 3 clinical trial of their product candidate.

Following discussions with Opexa’s board of directors, Mr. Warma was urged to continue discussions with Party 8 and Acer, in addition to Party 9, who had just entered the discussions.

On January 22, 2017, Opexa and Party 9 entered into a non disclosure agreement.

Lack of capital and concerns over the effectiveness of the device led Opexa management to conclude on January 25, 2017 that Party 4 did not offer reasonable value to Opexa shareholders.

Also on January 25, 2017, Mr. Schelling sent Mr. Warma a non-binding proposal for a potential business combination between Opexa and Acer.

On January 26, 2017, Party 9 provided Opexa management with a draft bid letter for a proposed business combination. Additionally, access to each party’s virtual data room was provided by Opexa and Party 9 to the respective party.

On January 31, 2017, Opexa further reduced its workforce to conserve cash by terminating the employment of seven full-time employees, including Opexa’s Chief Scientific Officer Don Healey.

In light of Opexa’s continuing evaluation of its strategic alternatives following the release of data from the Abili-T trial, management deemed it advisable to reduce Opexa’s office, R&D and manufacturing space and corresponding rent obligations. Therefore, on February 1, 2017, Opexa entered into an assignment and assumption of lease with a third party for Opexa’s 10,200 square foot corporate headquarters facility located in The Woodlands, Texas, and a related assignment of a lease on a major piece of equipment. Opexa also sold certain furniture, fixtures and equipment, as well as its laboratory supplies, located at its corporate headquarters to the third party for a lump sum cash payment.

On February 1, 2017, Party 9 provided access to its virtual data room to Opexa’s legal counsel to review due diligence information.

During the first two weeks of February 2017, Mr. Warma spoke to three potential investors who were contemplating a financing of Party 9 to support its operations and clinical program.

On February 2, 2017, Opexa held a board of directors meeting to discuss the status of its negotiations with the various parties. During this meeting, Party 9 was discussed as a potential new business combination partner and the Opexa board of directors evaluated the status of developments with Acer and Party 9, comparing the likelihood of securing financing for each party, the stage of clinical development of the technology and commitment to a potential business combination. It was determined based on a careful evaluation that Party 9 should move into the front position in Opexa’s evaluation process, based on a number of comparators.

On February 20, 2017, the banker representing Party 9 sent Mr. Warma and Pillsbury a revised non-binding term sheet based on Party 9’s initial draft bid letter.

On February 21, 2017, Mr. Warma provided Opexa’s comments on the draft term sheet.

Also on February 21, 2017, the banker for Party 9 sent Mr. Warma a revised edition of the term sheet.

On February 23, 2017, Opexa held a board of directors meeting to review the progress of all discussions, and subject to that outcome, for the Opexa board of directors to review and provide guidance on the draft term sheet being negotiated with Party 9, and, if appropriate, to give its authority to Mr. Warma to enter into a period of exclusivity with Party 9, during which the parties intended to negotiate a merger agreement pursuant to the terms outlined in the draft term sheet. The Opexa board of directors instructed Mr. Warma to enter into an exclusivity arrangement with Party 9 as well as negotiations with Party 9 for a potential merger agreement.

On February 27, 2017, Opexa and Party 9 entered into a 30-day two-way exclusivity period pursuant to an amended non disclosure agreement. The agreement also included a mid-point check by Opexa as to the status of Party 9’s concurrent financing, pursuant to which Party 9 was required to confirm to Opexa, upon written request, that Party 9 had either reached an agreement in principle with investors regarding the material terms for a concurrent financing of at least a stated minimum in gross proceeds to Party 9 or could demonstrate to Opexa’s reasonable satisfaction that Party 9 would have, prior to termination of the exclusivity period, binding commitments from identified investors to participate in a concurrent financing of at least a stated minimum in gross proceeds to Party 9. In the event such mid-point check was not satisfactory, Opexa could terminate the exclusivity period by providing written notice to Party 9.

Over the course of the next 30 days after signing the exclusivity amendment, Opexa management continued to be engaged with Party 9 management to assess the level of commitment to a financing to fund the pipeline of Party 9. Opexa continued to conduct diligence on Party 9 throughout the exclusivity period.

On March 1, 2017, the legal counsel for Party 9 sent Pillsbury, on behalf of Opexa, a draft merger agreement for a proposed business combination between Opexa and Party 9.

On March 7, 2017, Pillsbury sent comments on the draft merger agreement to legal counsel for Party 9.

On March 28, 2017, Opexa disclosed in its Annual Report on Form 10-K that, after further analysis of the data from the Abili-T trial, it had determined that it would not be moving forward with further studies of Tcelna in SPMS at that time, and that it was continuing to explore strategic alternatives.

By the end of the exclusivity period with Party 9 on March 29, 2017, Party 9 did not have binding commitments nor an agreement in principal as to its concurrent financing, and it appeared evident to the Opexa board of directors that the financing to support Party 9 and a potential business combination would either not come together at all or not in a timeframe that would support Opexa’s objectives or the best interests of its shareholders.

On April 2, 2017, Mr. Warma called Mr. Schelling to re-engage in discussions regarding a potential business combination and continue the dialogue that was initiated between Opexa and Acer in January 2017.

On April 4, 2017, the legal counsel for Party 9 sent Pillsbury, on behalf of Opexa, comments on the draft merger agreement.

On April 5, 2017, Mr. Warma discussed with Messrs. Schelling and Palmin the terms of a potential business combination between Opexa and Acer.

On April 6, 2017, Mr. Warma sent a draft of a proposed non-binding term sheet to Messrs. Schelling and Palmin, based on discussions between Opexa and Acer in January 2017 for a potential business combination between the parties.

On April 7, 2017, Mr. Warma spoke with the lead investor of Acer and Mr. Schelling to discuss future financing plans and the funds needed to support Acer’s goals and objectives.

On April 8, 2017, Mr. Warma sent Mr. Schelling a draft exclusivity amendment to the non disclosure agreement with Acer to propose a 30-day exclusivity period.

On April 9 and 11, 2017, Mr. Schelling sent to Mr. Warma proposed revisions to the draft term sheet and exclusivity amendment, respectively.

On April 10, 2017, Mr. Warma received a letter from the listing qualifications department staff of the NASDAQ Stock Market notifying Opexa that for the last 30 consecutive business days the bid price of Opexa’s common stock had closed below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ. Opexa was granted 180 calendar days, or until October 9, 2017, to regain compliance with the minimum bid price rule (i.e., by Opexa’s common stock closing at a price of at least $1.00 per share for a minimum of 10 consecutive business days or such longer period of time as the NASDAQ staff may require).

On April 12, 2017, Mr. Warma sent Mr. Schelling further comments on the draft term sheet and exclusivity amendment.

On April 13, 2017, Mr. Palmin sent to Mr. Warma further comments on the draft term sheet and exclusivity amendment.

On April 15, 2017, Opexa held a board of directors meeting to review the status of discussions with Party 9 and the recent re-initiation of talks with Acer management. The Opexa board of directors also reviewed the draft Acer term sheet and exclusivity amendment. Given the lack of progress on a financing by Party 9 and the expiration of the exclusivity period, the Opexa board of directors determined it was in the best interest of Opexa shareholders to reassess and not continue forward with Party 9, unless and until Party 9 could secure appropriate financing in the relevant time period. The Opexa board of directors directed Mr. Warma to enter into an exclusivity arrangement between Opexa and Acer and move forward to attempt to negotiate a merger agreement with Acer under the terms outlined in the non-binding term sheet.

On April 16, 2017, Mr. Warma informed Party 9 that Opexa would not be re-entering an exclusivity period with Party 9 but wished to stay updated on its progress in the event circumstances changed.

Also on April 16, 2017, Opexa and Acer entered a 45-day two-way exclusivity period pursuant to an amended non disclosure agreement. The agreement also included a mid-point check by Opexa as to the status of Acer’s concurrent financing, pursuant to which Acer was required to confirm to Opexa, upon written request, that Acer had reached an agreement in principle with investors regarding the material terms for a concurrent financing of at least a stated minimum in gross proceeds to Acer. In the event such mid-point check was not satisfactory, Opexa could terminate the exclusivity period by providing written notice to Acer.

On April 17, 2017, Messrs. Warma, Schelling and Palmin, and representatives from Pillsbury and Acer counsel (Foley Hoag LLP) conducted a telephonic meeting to review the tasks and responsibilities associated with moving forward for a potential business combination process between Opexa and Acer.

On April 27, 2017, Mr. Warma met with Messrs. Schelling and Palmin and a representative from the lead investor proposed for Acer’s concurrent financing.

On May 1, 2017, Foley Hoag, on behalf of Acer, sent to Pillsbury, on behalf of Opexa, a draft of a proposed Merger Agreement for a business combination between Opexa and Acer and a draft of a proposed subscription agreement for a concurrent financing by Acer. The draft Merger Agreement provided that the pre-combination Opexa shares actually outstanding would represent $7 million of the post-money valuation of the combined company following the Merger and Acer’s concurrent financing, with (i) such post-money valuation to be based upon the price paid by the cash investor’s in Acer’s concurrent financing, (ii) such $7 million amount to be subject to adjustment for Opexa’s Net Cash, (iii) the Exchange Ratio to be determined accordingly, and (iv) the $7 million valuation for Opexa’s shares actually outstanding immediately prior to the Merger to be adjusted up or down (dollar-for-dollar) based upon a peg of negative $500,000 in Net Cash available at closing of the Merger. The draft Merger Agreement also provided that Acer would conduct a financing concurrent with the proposed combination, and that there would be a two-way termination fee payable by the parties in certain circumstances in an amount subject to further negotiation.

On May 9, 2017, Pillsbury provided to Foley Hoag comments on the draft merger agreement and subscription agreement.

On May 16, 2017, Mr. Warma received a letter from the listing qualifications department staff of the NASDAQ Stock Market notifying Opexa that the stockholders’ equity of $2,241,693 as reported in Opexa’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 was below the minimum stockholders’ equity of $2,500,000 required for continued listing on the NASDAQ Capital Market. Opexa was provided 45 calendar days, or until June 30, 2017, to submit a plan to regain compliance with NASDAQ’s minimum stockholders’ equity standard.

On May 18, 2017, Pillsbury and Foley Hoag held a telephone conference to discuss comments and provisions of the draft merger agreement and subscription agreement.

On May 26, 2017, Pillsbury provided to Foley Hoag comments with respect to certain provisions of the draft merger agreement discussed on their earlier call.

On June 5, 2017, Opexa and Acer entered into an extension of the exclusivity arrangement extending the period of exclusivity through June 13, 2017.

Between May 26, 2017 and June 30, 2017, Pillsbury and Foley Hoag exchanged multiple additional drafts of the Merger Agreement and subscription agreement and held conference calls with respect to a proposed business combination transaction between Opexa and Acer to reflect the ongoing negotiations on various issues between senior management of Opexa and Acer, and there were various telephone conferences, correspondence and meetings between Mr. Warma and Messrs. Schelling and Palmin to negotiate terms of the proposed transaction.

On June 25, 2017, Pillsbury distributed to Opexa’s board of directors copies of the proposed Merger Agreement with respect to a proposed business combination transaction between Opexa and Acer, Acer’s proposed subscription agreement for its concurrent financing, as well as proposed resolutions for adoption by the Opexa board of directors if it elected to authorize Opexa’s management to proceed with such transaction, and related transaction documents, for review prior to the board meeting scheduled for June 28, 2017.

On June 28, 2017, the Opexa board of directors held a meeting which included Pillsbury. During the meeting, Mr. Warma reviewed the key features of the proposed business combination transaction between Opexa and Acer, including: structure and timing considerations; the Exchange Ratio for the conversion of Acer capital stock into Opexa common stock as well as the relative percentages of ownership of the existing Opexa shareholders, on the one hand, and the Acer stockholders (including investors in Acer’s planned concurrent financing), on the other hand, following completion of the Merger; the planned concurrent financing of Acer; the terms of support agreement from certain Acer directors, officers, stockholders and affiliates, as well as Opexa directors and its executive officer, to vote in favor of the proposed business combination; the closing conditions in the Merger Agreement as well as the subscription agreement for Acer’s planned concurrent financing; and the termination provisions and termination fees set forth in the Merger Agreement. The Opexa board of directors determined that the Exchange Ratio negotiated with Acer reflected an appropriate relative valuation of the two entities, taking into account a number of factors including but not limited to Opexa’s public company enterprise value and remaining assets, Acer’s pre-closing financing, Opexa’s net cash requirement in the Merger Agreement, the potential adjustment in the Exchange Ratio depending upon Opexa’s final net cash, and the expiration of outstanding Opexa warrants and options that were under-water (many of which would expire soon). Representatives from Pillsbury reviewed with Opexa’s board of directors the fiduciary duties of the board members in the context of the proposed business combination. During the various discussions, Opexa’s board of directors asked questions and discussed the terms and features of the proposed business combination, including provisions of the proposed Merger Agreement and related documentation, as well as Opexa’s cash forecast and ability to satisfy its obligations prior to the projected closing date in light of the net cash requirement contained in the Merger Agreement. After further discussion among Opexa’s board of directors, the board unanimously (i) determined that the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Opexa and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, subject to finalization of the Merger Agreement and ancillary documents by Opexa’s management in consultation with Opexa’s legal counsel, with such changes thereto as Opexa’s management deemed to be in the best interests of Opexa and its shareholders, and (iii) resolved to recommend that the Opexa shareholders vote to approve the Merger, adopt the Merger Agreement and approve and/or adopt the other transactions and arrangements as contemplated by the Merger Agreement, including the issuance of shares of Opexa common stock in the Merger.

Between June 28, 2017 and June 30, 2017, members of the Opexa’s and Acer’s management teams continued to negotiate and finalize the Merger Agreement and related transaction documents, together with representatives of Pillsbury and Foley Hoag. After finalization, Opexa and Acer entered into the Merger Agreement and related transaction documents on June 30, 2017.

After execution of the definitive Merger Agreement and related transaction documents, Opexa submitted its compliance plan to NASDAQ on June 30, 2017. Opexa’s plan to regain compliance was subsequently accepted by NASDAQ and Opexa was granted an extension until November 13, 2017 to evidence compliance with the minimum stockholders’ equity standard.

History of Acer Strategic Alternatives and Significant Corporate Events

Beginning in July 2016, Acer entered into confidential discussion with Party A regarding a potential acquisition of Acer or its assets by Party A. In November 2016, following Party A’s due diligence review of Acer, Party A presented a non-binding acquisition proposal for EDSIVO to Acer. Acer continued discussions with Party A, while exploring other strategic alternatives, as well as private and public financing options.

Also in November 2016, Acer entered into a mutual non-disclosure agreement with Party B and submitted a non-binding proposal for a potential business combination between Acer and Party B. Party B was a NASDAQ-listed company in the process of identifying and evaluating potential strategic combinations with private biotechnology companies.

In December 2016, mutual diligence and discussions continued, and Party B expressed preliminary interest in entering into a business combination with Acer.

On December 30, 2016, Acer submitted a revised non-binding proposal to Party B.

In early January 2017, Party B publicly announced that it had entered into a merger agreement with another party.

On January 6, 2017, Acer reached out to investment bankers representing Party C. Party C was a NASDAQ-listed company in the process of identifying and evaluating potential strategic combinations with private biotechnology companies. Discussions followed in the month of January.

On January 10, 2017, Harry Palmin, Acer’s acting chief financial officer, and Jeff Davis, Acer’s acting chief business officer, had an initial meeting with Neil K. Warma, Opexa’s President, Chief Executive Officer and Acting Chief Financial Officer regarding a potential business combination.

Also on January 10, 2017, Acer entered into a mutual non-disclosure agreement with Opexa.

On January 12, 2017, Chris Schelling, Acer’s founder and chief executive officer, and other members of Acer’s management team met in person (Mr. Schelling participated telephonically) with Mr. Warma to discuss the details of a possible business combination between Opexa and Acer.

On January 13, 2017, Acer provided access to Opexa and its legal counsel to its virtual data room for purposes of reviewing due diligence materials.

On January 16, 2017, Acer entered into a mutual non-disclosure agreement with Party C.

On January 25, 2017, Mr. Schelling sent Mr. Warma a non-binding proposal for a potential business combination between Opexa and Acer.

Discussions with Opexa continued until early February, at which time they were suspended.

On February 3, 2017, Acer submitted a non-binding proposal for a potential business combination between Acer and Party C.

On February 14, 2017, Party C informed Acer that it was one of 10 companies invited to present to Party C’s board of directors.

Also on February 14, 2017, the investment bankers representing Party D, a public biopharmaceutical company, contacted Acer to explore the possibility of Party D acquiring Acer.

On February 15, 2017, the investment bankers representing Party C informed Acer that Party C was pursuing other merger candidates.

On March 22, 2017, Acer issued senior secured convertible notes to existing investors and a vendor in the aggregate principal amount of $3,125,000.

Also on March 22, 2017, Acer entered into a mutual non-disclosure agreement with Party D, as discussions continued.

On April 2, 2017, Mr. Warma called Mr. Schelling to re-engage in discussions regarding a potential business combination between Opexa and Acer and continue the dialogue that was initiated between Opexa and Acer in January 2017.

On April 5, 2017, Mr. Warma discussed with Messrs. Schelling and Palmin the terms of a potential business combination between Opexa and Acer.

On April 6, 2017, Mr. Warma sent a draft of a proposed non-binding term sheet to Messrs. Schelling and Palmin, based on discussions between Opexa and Acer in January 2017 for a potential business combination between the parties.

On April 7, 2017, Mr. Schelling and a representative of Acer’s lead investor talked with Mr. Warma about future financing plans and the funds needed to support Acer’s goals and objectives.

Also on April 7, 2017, Acer provided data room access to Party D.

On April 8, 2017, Mr. Warma sent Mr. Schelling a draft amendment to the non-disclosure agreement between Opexa and Acer proposing a 30-day exclusivity period for discussions regarding the potential business combination between Opexa and Acer.

On April 9 and 11, 2017, Mr. Schelling sent to Mr. Warma proposed revisions to the draft term sheet and exclusivity amendment, respectively.

On April 12, 2017, Mr. Warma sent Mr. Schelling further comments on the draft term sheet and exclusivity amendment.

On April 13, 2017, Mr. Palmin sent to Mr. Warma further comments on the draft term sheet and exclusivity amendment.

On April 15, 2017, Acer obtained unanimous written consent of its directors to enter into a 45-day two-way exclusivity period pursuant to an amended non-disclosure agreement and to proceed with negotiation of definitive agreements relating to the transactions contemplated by the term sheet.

On April 16, 2017, Opexa and Acer entered a 45-day two-way exclusivity period pursuant to an amended non-disclosure agreement. The agreement also included a mid-point check by Opexa as to the status of Acer’s concurrent financing, pursuant to which Acer was required to confirm to Opexa, upon written request, that Acer had reached an agreement in principle with investors regarding the material terms for a concurrent financing of at least a stated minimum in gross proceeds to Acer. In the event such mid-point check was not satisfactory, Opexa could terminate the exclusivity period by providing written notice to Acer.

During the exclusivity period with Opexa, Party D reached out to Acer on several occasions with requests for further information, on which Acer took no action.

On April 17, 2017, Messrs. Warma, Schelling and Palmin, and representatives from each party’s respective legal counsel, conducted a telephonic meeting to review the tasks and responsibilities associated with moving forward with a potential business combination process between Opexa and Acer.

On April 27, 2017, Mr. Warma met with Messrs. Schelling and Palmin and a representative from the lead investor proposed for Acer’s concurrent financing.

On May 1, 2017, representatives of Foley Hoag sent to Pillsbury a draft of a proposed merger agreement for the Merger and a draft of a proposed subscription agreement for the concurrent financing. Between May 1, 2017 and June 28, 2017, representatives of Opexa, Acer and their respective legal counsel negotiated the terms of the definitive Merger Agreement and related ancillary documents.

On May 24, 2017, Party D submitted to Acer an unsolicited non-binding proposal to acquire Acer. Acer acknowledged receipt of the proposal, but took no action on it.

On May 30, 2017, Acer’s board of directors met telephonically. At the meeting, the board discussed the status of the discussions with Opexa, and the board authorized Mr. Schelling to extend the exclusivity period with Opexa. The board also discussed the proposal received from Party D on May 24 and considered its implications for the Merger and the concurrent financing.

Following expiration of the Opexa exclusivity period, Acer had several discussions regarding a potential business combination transaction with Party D between May 31, 2017 and June 4, 2017.

On May 31, 2017, Acer issued senior secured convertible notes payable to existing investors in the aggregate principal amount of $2,375,000. These notes were part of the same issuance as the convertible notes issued on March 22, 2017 and, as part of the concurrent financing, will be converted into Acer common stock prior to the consummation of the Merger.

On June 5, 2017, Acer and Opexa agreed to an amendment to the non-disclosure agreement to provide for an additional eight-day exclusivity period beginning on June 5, 2017 and ending on June 12, 2017, and Acer ceased discussions with Party D.

Following expiration of the additional Opexa exclusivity period, Acer resumed discussions regarding a potential business combination transaction with Party D between June 13, 2017 and June 28, 2017.

On June 14, 2017, the Acer board of directors held a telephonic meeting at which the status of the Merger and the concurrent financing was discussed, as well as other strategic alternatives including the transaction proposed by Party D. The board directed Acer management to proceed with both the Merger and the transaction proposed by Party D in parallel.

On June 27, 2017, Party D submitted to Acer a revised proposal to acquire Acer.

On June 29, 2017, the Acer board of directors held a meeting which included representatives of Foley Hoag. During the meeting, Acer’s management presented the material terms of the Merger and the concurrent financing, as well as the revised terms of the transaction proposed by Party D. The board undertook an extensive discussion of the merits and risks of each transaction, including the expected timing to complete each transaction, as well as the certainty of closure and the ability of current Acer stockholders to share in any future appreciation of Acer as the result of any future commercialization of EDSIVO or ACER-001. Following further discussion of the terms of the Merger, the proposal from Party D and Acer’s other options for financing its development of EDSIVO and ACER-001, the board unanimously instructed Acer management to work to finalize the terms of the Merger Agreement with Opexa as soon as possible, with such changes as could be incorporated to address specific concerns raised by the board.

On June 29 and 30, 2017, members of the Opexa and Acer management teams, together with representatives of Pillsbury and Foley Hoag, finalized the Merger Agreement and related transaction documents.

On June 30, 2017, the Acer board of directors, acting by written consent, unanimously (i) determined that the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Acer and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that the Acer shareholders vote to approve the Merger and adopt the Merger Agreement. On June 30, 2017, Opexa and Acer entered into the Merger Agreement and related transaction documents.

Opexa Reasons for the Merger

The Opexa board of directors considered the following factors in reaching its conclusion to approve and adopt the Merger Agreement and the transactions contemplated thereby and to recommend that the Opexa shareholders approve the Merger, adopt the Merger Agreement and approve the other transactions contemplated by the Merger Agreement, including the issuance of shares of Opexa common stock in the Merger, all of which the Opexa board of directors viewed as supporting its decision to approve the business combination with Acer:

•	The Opexa board of directors believes, based in part on the judgment, advice and analysis of Opexa management with respect to the potential strategic, financial and operational benefits of the Merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to Acer), that:

•	The combined company’s goal will be to become a leading pharmaceutical company that acquires, develops and commercializes therapies for the treatment of rare diseases with significant unmet medical need. The key elements of the combined company’s strategy include:

•	focus on orphan and ultra-orphan opportunities with significant unmet need;

•	accelerate development timelines and costs, while reducing risk;

•	provide differentiated products that create value;

•	protect its assets via intellectual property protections and regulatory and market exclusivities; and

•	commercialize its products in geographies that make strategic sense;

•	The combined organization will be led by experienced senior management from Acer and a board of directors of seven members designated by Acer; and

•	Acer has commitments for an aggregate of approximately $15.7 million (inclusive of the conversion of approximately $5.7 million of principal and accrued interest on outstanding convertible promissory notes issued by Acer) to fund Acer’s development pipeline from certain third parties, including certain existing shareholders of Acer. This investment, along with any existing Opexa cash, is expected to provide sufficient funding to advance all of Acer’s pipeline programs, including Acer’s development of EDSIVO for vEDS through the submission of a new drug application, or NDA. Each of Acer’s programs has the potential, if successful, to create value for the shareholders of the combined company and present the combined organization with additional fundraising opportunities in the future.

•	The Opexa board of directors also reviewed with the management of Opexa the current plans of Acer for developing its product candidates to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus initially on the continued development of its product candidates. The Opexa board of directors also considered the possibility that the combined organization would be able to take advantage of the potential benefits resulting from the combination of Opexa and Acer to raise additional funds in the future.

•	The Opexa board of directors considered the opportunity as a result of the Merger for Opexa shareholders to participate in the potential value that may result from development of the Acer product candidate portfolio and the potential increase in value of the combined organization following the Merger.

•	The Opexa board of directors concluded that the Merger would provide the existing Opexa shareholders with a significant opportunity to participate in the potential increase in value of the combined organization following the Merger.

•	The Opexa board of directors also reviewed various factors impacting the financial condition, results of operations and prospects for Opexa, including:

•	the consequences of the disappointing results from the Phase IIb Abili-T clinical trial of Opexa’s lead product candidate, Tcelna, and the likelihood that the resulting circumstances for the company would not change for the benefit of the Opexa shareholders in the foreseeable future on a stand-alone basis;

•	the strategic alternatives of Opexa to the Merger, including potential transactions that could have resulted from discussions that Opexa’s management conducted with other potential merger partners;

•	the consequences of current market conditions, Opexa’s current liquidity position, its depressed stock price and continuing net operating losses;

•	the risks associated with, and the uncertain value, timing and costs to shareholders of, liquidating Opexa or effecting a sale of all or some of its assets and thereafter distributing the proceeds;

•	the risks of continuing to operate Opexa on a stand-alone basis, including the need to rebuild the company’s product candidate development programs, infrastructure and management to continue its operations;

•	Opexa management’s belief that it would be difficult to obtain additional equity or debt financing on acceptable terms, if at all; and

•	the opportunity as a result of the Merger for Opexa shareholders to participate in the potential value that may result from development of the Acer clinical development programs and the potential increase in value of the combined company following the Merger.

The Opexa board of directors also reviewed the terms and conditions of the proposed Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

•	the Exchange Ratio used to establish the number of shares of Opexa common stock to be issued in the Merger, and the expected relative percentage ownership of Opexa shareholders and Acer shareholders immediately following the completion of the Merger;

•	the planned pre-merger financing in Acer, the limited number and nature of conditions to the obligation of the proposed investors in Acer to consummate the planned pre-merger financing, and the ability of Opexa to specifically enforce the obligations of the investors to complete the investment in Acer if all of such conditions have been satisfied;

•	the limited number and nature of the conditions to the Acer obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

•	the respective rights of, and limitations on, Opexa and Acer under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Opexa or Acer receive a superior proposal;

•	the reasonableness of the potential termination fee and the reimbursement of certain transaction expenses, which could become payable by either Opexa or Acer if the Merger Agreement is terminated in certain circumstances;

•	the support agreements, pursuant to which certain directors, officers and affiliated shareholders of Acer agreed, solely in their capacity as shareholders, to vote all of their shares of Acer capital stock in favor of adoption of the Merger Agreement;

•	the agreement of Acer to provide written consent of its shareholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; and

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Opexa board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•	the termination fee or the reimbursement of certain transaction expenses that may be payable to Acer upon the occurrence of certain events, and the potential effect of such termination fee or reimbursement of transaction expenses in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Opexa shareholders;

•	the substantial expenses to be incurred in connection with the Merger;

•	the possible volatility, at least in the short term, of the trading price of the Opexa common stock resulting from the Merger announcement;

•	the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the Merger on the reputation of Opexa;

•	the risk to Opexa’s business, operations and financial results in the event that the Merger is not consummated;

•	the strategic direction of the continuing entity following the completion of the Merger, which will be determined by a board of directors initially designated entirely by Acer;

•	while the Merger would give rise to substantial limitations on the utilization of Opexa’s NOLs, Opexa also has capitalized research and development costs of approximately $40 million which could generate a tax asset at the corporation’s applicable tax rate and may be available to a merger partner; and

•	various other risks associated with the combined organization and the Merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Opexa board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Opexa board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Opexa board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Opexa board of directors may have given different weight to different factors. The Opexa board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Opexa management team and the legal advisors of Opexa, and considered the factors overall to be favorable to, and to support, its determination.

Acer Reasons for the Merger

In the course of reaching its decision to approve the Merger, Acer’s board of directors consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	the potential to provide its current shareholders with greater liquidity by owning stock in a public company;

•	Acer’s need for capital to support the clinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•	the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered;

•	the fact that shares of Opexa common stock issued to Acer shareholders will be registered pursuant to a registration statement on Form S-4 by Opexa and will become freely tradable for Acer’s shareholders who are not affiliates of Acer;

•	the likelihood that the Merger will be consummated on a timely basis;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•	the determination that an exchange ratio that is not subject to adjustment based on trading prices is appropriate to reflect the expected relative percentage ownership of Opexa securityholders, Acer securityholders and securityholders of those shares sold in the concurrent financing was appropriate, based on the judgment of Acer’s board of directors;

•	the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Acer shareholders will not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Acer common stock for Opexa common stock pursuant to the Merger;

•	the rights of Acer under the Merger Agreement to consider certain unsolicited competing proposals under certain circumstances should Acer receive a superior proposal; and

•	the conclusion of Acer’s board of directors that the potential termination fee of $250,000 and/or expense reimbursements of up to $200,000, payable by Opexa to Acer and the circumstances when such fee may be payable, were reasonable.

Acer’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the possibility that the Merger might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the Merger on the reputation of Acer and the ability of Acer to obtain financing in the future in the event the Merger is not completed;

•	the termination fee of $1,000,000 and/or expense reimbursements of up to $200,000, payable by Acer to Opexa upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Acer’s shareholders;

•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Acer’s business will be subject to following the Merger to which it has not previously been subject; and

•	various other risks associated with the combined company and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by Acer’s board of directors are not intended to be exhaustive, but are believed to include all of the material factors considered by Acer’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, Acer’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Acer’s board of directors may have given different weight to different factors. Acer’s board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Acer’s management and Acer’s legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

Interests of the Opexa Directors and Executive Officer in the Merger

In considering the recommendation of Opexa’s board of directors with respect to issuing shares of Opexa common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Opexa shareholders at the Opexa special meeting, Opexa shareholders should be aware that certain members of the board of directors and the executive officer of Opexa have interests in the Merger that may be different from, or in addition to, the interests of Opexa shareholders. These interests relate to or arise from the matters described below. The board of directors of each of Opexa and Acer were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the Opexa shareholders approve the Opexa Proposals to be presented to the Opexa shareholders for consideration at the Opexa special meeting as contemplated by this proxy statement/prospectus/information statement, and that the Acer shareholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Severance Payments

Under the terms of the employment agreement for Neil K. Warma, Opexa’s President, Chief Executive Officer and Acting Chief Financial Officer, upon the effectiveness of a change in control, as defined in the agreement, Mr. Warma will receive 18 months of base salary and a payment equal to 45% of base salary in lieu of any potential bonus, in addition to any earned but unpaid bonus, each payable in one lump sum prior to the effective date of such change in control. Opexa will also reimburse Mr. Warma for COBRA expenses for an 18-month period, subject to a cap equal to Opexa’s standard contribution to employee health benefits. Opexa has agreed to reduce the amount of net cash used to calculate the Exchange Ratio by the amount of the severance payments to be made to Mr. Warma. In addition, the vesting of Mr. Warma’s stock options will accelerate in full prior to the effectiveness of a change in control. Any payment or benefit Mr. Warma might receive upon a change of control which would constitute a “parachute payment” under Section 280G of the Code will be reduced so as not to trigger excise tax under Section 4999 of the Code. The change of control benefits are subject to Mr. Warma executing and delivering a general release and waiver of claims in favor of Opexa. The employment of Mr. Warma is expected to terminate no later than the consummation of the Merger.

Named Executive Officer Compensation

The following table and the related footnotes present information about the compensation payable to Opexa’s sole remaining named executive officer included in Opexa’s most recent filing under the Exchange Act that required disclosure pursuant to Item 402(n) of Regulation S-K. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Merger.

Mr. Warma is not entitled to any pension or non-qualified deferred compensation benefits enhancements or any tax reimbursements in connection with the Merger. Further, all stock options held by him are currently out-of-the-money.

Golden Parachute Compensation

Name	Cash (1)	Perquisites/ Benefits (2)	Other	Total (3)
Neil K. Warma	$812,419	$20,976	$0	$833,395

(1)	Represents a severance payment consisting of 18 months of base salary and a payment equal to 45% of base salary in lieu of any potential bonus.
(2)	Reflects 18 months of health insurance premium payments, capped at the amount of Opexa’s standard contribution.
(3)	Does not include accrued vacation pay in the amount of $30,718.91 payable to Mr. Warma.

Acceleration of Unvested Option Awards

In connection with approval of the Merger Agreement, on June 28, 2017, Opexa’s board of directors approved the acceleration in full of the unvested portions of all outstanding Opexa stock options. As of June 30, 2017, all stock options to purchase shares of Opexa common stock were out-of-the-money and there were no outstanding unsettled RSUs. It is anticipated that all Opexa options will be cancelled and extinguished at the effective time of the Merger.

Ownership Interests

As of June 30, 2017, directors and the executive officer of Opexa owned or controlled 1.08% of the outstanding shares of Opexa common stock. Opexa directors and the executive officer have entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.

Indemnification and Insurance for the Opexa Officers and Directors

Under the Merger Agreement, from the closing of the Merger through the sixth anniversary of the closing, Opexa and the surviving corporation agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer of Opexa or Acer provided for in the respective organizational documents of Opexa and Acer in effect as of the date of the Merger Agreement, shall continue to be honored and in full force and effect.

Under the Merger Agreement, the certificate of formation and bylaws of Opexa and the certificate of incorporation and bylaws of the surviving corporation in the Merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Opexa and Acer than are presently set forth in the certificate of formation and bylaws of Opexa and the certificate of incorporation and bylaws of Acer, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the Merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Opexa and Acer.

The Merger Agreement also provides that Opexa shall purchase an insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Opexa and Acer and containing terms and conditions that are not less favorable to current and former officers and directors of Opexa and Acer.

Interests of Acer Directors and Executive Officers in the Merger

In considering the recommendation of Acer’s board of directors with respect to adopting the Merger Agreement, Acer shareholders should be aware that certain members of the board of directors and executive officers of Acer have interests in the Merger that may be different from, or in addition to, interests they may have as Acer shareholders. Acer’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement, the Merger and related transactions, and to recommend that the Acer shareholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

Some of Acer’s directors and executive officers currently hold, or are affiliated with entities that hold, shares of Acer’s common stock or shares of convertible preferred stock, of which each share will convert into one share of Acer common stock prior to the closing of the Merger. The table below sets forth the anticipated ownership of

Acer’s common stock by Acer’s directors and executive officers immediately prior to the closing of the Merger based on their ownership of Acer’s capital stock as of June 30, 2017, without giving effect to any shares of common stock that each director, executive officer or any affiliates thereof may purchase in Acer’s concurrent financing in connection with the Merger.

Shareholder Name	Anticipated Share Ownership of Acer Common Stock Immediately Prior to the Closing of the Merger
Chris Schelling (1)	1,750,000
Robert Steiner, M.D. (2)	—
Harry Palmin (3)	125,000
Jefferson Davis (4)	100,000
Stephen Aselage (5)	11,905
Hubert Birner (6)	—
John Dunn (7)	5,952
Luc Marengere (8)	—
Michelle Griffin (9)	—

(1)	Mr. Schelling is Acer’s president and chief executive officer and a member of its board of directors.
(2)	Dr. Steiner is Acer’s chief medical officer. For additional information regarding shares of Acer’s common stock issuable to Dr. Steiner upon exercise of outstanding options, please see the table below.
(3)	Mr. Palmin is Acer’s acting chief financial officer.
(4)	Mr. Davis is Acer’s acting chief business officer.
(5)	Mr. Aselage is a member of Acer’s board of directors. Mr. Aselage’s reported holdings consist of shares of Acer’s Series B convertible preferred stock. For additional information regarding shares of Acer’s common stock issuable to Mr. Aselage upon exercise of outstanding options, please see the table below.
(6)	Dr. Birner is a member of Acer’s board of directors and a member of the investment committee of each of TVM Life Science Ventures VII Limited Partnership, TVM Life Science Ventures VI GmbH & Co. KG and TVM Life Science Ventures VI Limited Partnership. For information regarding ownership of Acer capital stock by the TVM funds, please see the table below.
(7)	Mr. Dunn is a member of Acer’s board of directors. Mr. Dunn’s reported holdings consist of shares of Acer’s Series B convertible preferred stock. For additional information regarding shares of Acer’s common stock issuable to Mr. Dunn upon exercise of outstanding options, please see the table below.
(8)	Dr. Marengere is a member of Acer’s board of directors and a member of the investment committee of TVM Life Science Ventures VII Limited Partnership. For information regarding ownership of Acer capital stock by the TVM funds, please see the table below.
(9)	Ms. Griffin is expected to join the board of directors of the combined company upon the consummation of the Merger.

Some of Acer’s other shareholders affiliated with Acer’s directors also currently hold shares of Acer’s common stock or shares of convertible preferred stock, of which each share will convert into one share of Acer common stock prior to the closing of the Merger. The table below sets forth the anticipated ownership of Acer’s common stock by other affiliates of Acer’s directors immediately prior to the closing of the Merger based on their ownership of Acer’s capital stock as of June 30, 2017, without giving effect to any shares of common stock that shareholder may purchase in Acer’s concurrent financing (including upon conversion of convertible promissory notes in connection with the Merger.

Shareholder Name	Anticipated Share Ownership of Acer Common Stock Immediately Prior to the Closing of the Merger
TVM Life Science Ventures VII Limited Partnership (1)	476,191
TVM Life Science Ventures VI GmbH & Co. KG (2)	463,400
TVM Life Science Ventures VI Limited Partnership (3)	158,808

(1)	Consists of 476,191 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock; does not reflect shares of common stock to be issued upon conversion of convertible notes in the aggregate principal amount of $3,000,000 as part of Acer’s concurrent financing.
(2)	Consists of 46,273 shares of common stock, 239,805 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 177,322 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock; does not reflect shares of common stock to be issued upon conversion of convertible notes in the aggregate principal amount of $1,117,120.50 as part of Acer’s concurrent financing.
(3)	Consists of 15,859 shares of common stock, 82,176 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 60,773 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock; does not reflect shares of common stock to be issued upon conversion of convertible notes in the aggregate principal amount of $382,879.50 as part of Acer’s concurrent financing.

Stock Options

Two of Acer’s directors, Messrs. Aselage and Dunn, and one of Acer’s executive officers, Dr. Steiner, hold options to purchase shares of Acer common stock, which, pursuant to the Merger Agreement, will be converted into and become options to purchase shares of Opexa common stock. In connection with the conversion of the options, the number of shares subject to the options and the option exercise prices will be adjusted pursuant to the terms of the Merger Agreement. The number of shares subject to each option will be multiplied by the Exchange Ratio, rounding any resulting fractional shares down to the nearest whole share, and the exercise price of each option will be divided by the Exchange Ratio, rounding up to the nearest whole cent. The option terms will remain the same, including any vesting terms. The table below sets forth certain information with respect to the options.

Optionholder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Common Stock Underlying Option as of June 30, 2017	Number Vested as of June 30, 2017
Robert Steiner	4/5/2016	4/5/2026	2.55	40,000	25,000
Stephen Aselage	10/19/2015	10/19/2025	2.55	21,000	15,750
John Dunn	10/19/2015	10/19/2025	2.55	16,000	12,000

Private Placement of Common Stock

On June 30, 2017, Acer entered into the Subscription Agreement with certain current shareholders of Acer and certain new investors in Acer pursuant to which the purchasers agreed to purchase an aggregate of 1,655,162 shares of Acer’s common stock at a price per share of $9.47 for an aggregate consideration of approximately $15.7 million immediately prior to, and conditioned upon, the consummation of the Merger. The table below sets forth the number of shares of Acer’s common stock agreed to be purchased and the purchase price for the shares of common stock for each purchaser that is a director or executive officer of Acer or are their affiliates.

Name of Purchaser	Shares of Common Stock (#)	Purchase Price ($)
TVM Life Science Ventures VII Limited Partnership (1)	696,518	6,596,027.40
TVM Life Science Ventures VI GmbH & Co. KG (2)	200,382	1,897,625.56
TVM Life Science Ventures VI Limited Partnership (3)	68,677	650,388.14

(1)	Includes 326,930 shares of common stock to be issued upon conversion of $3,096,027.40 of principal and accrued interest on outstanding convertible promissory notes.

(2)	Includes 121,740 shares of common stock to be issued upon conversion of $1,152,878.56 of principal and accrued interest on outstanding convertible promissory notes.
(3)	Includes 41,724 shares of common stock to be issued upon conversion of $395,135.14 of principal and accrued interest on outstanding convertible promissory notes.

Management Following the Merger

As described elsewhere in this proxy statement/prospectus/information statement, including in “Management Following the Merger” beginning on page 214, Acer’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the Merger.

Indemnification and Insurance for the Acer Officers and Directors

Under the Merger Agreement, from the closing of the Merger through the sixth anniversary of the closing, Opexa and the surviving corporation agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer, of Opexa or Acer provided for in the respective organizational documents of Opexa and Acer in effect as of June 30, 2017, shall continue to be honored and in full force and effect.

Under the Merger Agreement, the certificate of incorporation and bylaws of Opexa and the surviving corporation in the Merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Opexa and Acer than are presently set forth in the certificate of incorporation and bylaws of Opexa and Acer, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the Merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Opexa and Acer.

The Merger Agreement also provides that Opexa shall purchase an insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Acer and Opexa and containing terms and conditions that are not materially less favorable to current and former officers and directors of Acer and Opexa.

Limitations on Liability and Indemnification.

In addition to the indemnification required in the Merger Agreement, Acer has entered into indemnification agreements with each of its directors and executive officers. These agreements provide for the indemnification of the directors and executive officers of Acer for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Acer. Acer anticipates that the directors and officers of the combined company will enter into substantially similar agreements with the combined company, effective upon consummation of the Merger.

Form of the Merger

Under the Merger Agreement, Merger Sub will merge with and into Acer, with Acer surviving as a wholly-owned subsidiary of Opexa.

Merger Consideration and Exchange Ratio

Immediately prior to the effective time of the Merger, each outstanding share of preferred stock of Acer will be converted into common stock. At the effective time of the Merger,

•	each outstanding share of common stock of Acer will be converted into the right to receive that number of shares of Opexa common stock as determined pursuant to the Exchange Ratio described in more detail below; and

•	each outstanding option to purchase shares of Acer common stock will be assumed by Opexa and will be converted into an option to purchase shares of Opexa common stock.

No fractional shares of Opexa common stock will be issued in connection with the Merger. Instead, each Acer shareholder who otherwise would be entitled to receive a fractional share of Opexa common stock (after aggregating all fractional shares of Opexa common stock issuable to such holder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Opexa common stock on The NASDAQ Capital Market (or such other NASDAQ market on which Opexa common stock then trades) on the date the Merger becomes effective.

The Exchange Ratio is calculated using a formula intended to allocate existing Acer securityholders (on a fully-diluted basis), a percentage of the combined company. Based on Acer’s and Opexa’s capitalization as of June 30, 2017, the Exchange Ratio is currently estimated to be (i) approximately 10.4 pre-split shares of Opexa common stock, subject to adjustment to account for the effect of a reverse stock split of Opexa common stock for each share of Acer Common Stock, within a range of one new share for every one to 15 shares outstanding, to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement or (ii), post-split, approximately one share of Opexa common stock. These estimates are subject to adjustment prior to closing of the Merger, including (i) adjustments to account for the issuance of any additional shares of Acer or Opexa common stock, as applicable, prior to the consummation of the Merger, (ii) an upward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is less than negative $500,000 (and as a result, Opexa securityholders could own less, and Acer securityholders could own more, of the combined company), or (iii) a downward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is greater than negative $500,000 (and as a result, Opexa securityholders could own more, and Acer securityholders could own less, of the combined company).

Based on the estimates set forth above, following the completion of the Merger, (a) current Opexa shareholders are expected to own approximately 11.2% of the common stock of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the common stock of the combined company (excluding any shares issued to current shareholders in Acer’s concurrent financing), and (c) the investors participating in Acer’s concurrent financing are expected to own approximately 25% of the common stock of the combined company (excluding any shares previously held by investors in the concurrent financing), each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. If the concurrent financing does not close and the Merger is consummated, then Acer securityholders would own approximately 85.1% of the common stock of the combined company and Opexa’s securityholders would own approximately 14.9% of the common stock of the combined company.

The Exchange Ratio formula is the quotient obtained by dividing the number of Acer merger shares (defined below) by the Acer fully-diluted outstanding shares (defined below), where:

•	Acer merger shares is the product determined by multiplying (i) the post-closing Opexa shares by (ii) the Acer allocation percentage.

•	Acer fully-diluted outstanding shares is the total number of shares of Acer common stock outstanding immediately prior to the effective time of the Merger on a fully-diluted and an as-converted to common stock basis, assuming (i) the exercise of each outstanding Acer option, (ii) the effectiveness of the conversion of all of Acer’s outstanding preferred stock into Acer common stock, (iii) the consummation of the concurrent financing, (iv) the conversion of all of Acer’s outstanding convertible indebtedness into Acer common stock and (v) the issuance of shares of Acer common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the effective time of the Merger.

•	Post-closing Opexa shares is the quotient determined by dividing (i) the Opexa fully-diluted outstanding shares by (ii) the Opexa allocation percentage.

•	Opexa fully-diluted outstanding shares is the total number of shares of Opexa common stock outstanding immediately prior to the effective time of the Merger on a fully-diluted and an as-converted to common stock basis, assuming (i) the exercise of each outstanding Opexa option to purchase Opexa common stock (to the extent such option will not be cancelled pursuant to the Merger Agreement), (ii) the settlement in shares of Opexa common stock of each Opexa RSU (to the extent there are any such RSUs outstanding and that will not be cancelled pursuant to the Merger Agreement), (iii) the conversion of all of Opexa’s outstanding convertible indebtedness into shares of Opexa common stock and (iv) the issuance of shares of Opexa common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the effective time of the Merger; provided, however, that all shares of Opexa common stock underlying Opexa warrants will be excluded from such amount.

•	Acer allocation percentage is 1.00 minus the Opexa allocation percentage.

•	Opexa allocation percentage means the quotient determined by dividing (i) the sum of $7,000,000, plus or minus $1.00 for each $1.00 that the net cash determined pursuant to the Merger Agreement is greater than or less than negative $500,000, by (ii) the sum of (A) the product of the Acer fully-diluted outstanding shares multiplied by the price per share of Acer common stock for cash investors in the concurrent financing, plus (B) the amount determined pursuant to clause (i), minus (C) the aggregate amount of any indebtedness for borrowed money of Acer outstanding at the closing of the Merger For example, the Opexa allocation percentage would be 0.11147 if Opexa’s net cash is negative $600,000, the product of the Acer fully-diluted outstanding shares multiplied by the price per share of Acer common stock for cash investors in the concurrent financing is $55,000,000, and Acer has no indebtedness for borrowed money outstanding at the closing.

Stock Options and Warrants

At the effective time of the Merger, each outstanding option, whether or not vested, to purchase Acer capital stock unexercised immediately prior to the effective time of the Merger will be converted into an option to purchase Opexa common stock. All rights with respect to each Acer option will be assumed by Opexa in accordance with its terms. Accordingly, from and after the effective time of the Merger each option assumed by Opexa may be exercised solely for shares of Opexa common stock.

The number of shares of Opexa common stock subject to each outstanding Acer option assumed by Opexa will be determined by multiplying the number of shares of Acer capital stock that were subject to such option by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Opexa common stock. The per share exercise price for the Opexa common stock issuable upon exercise of each Acer option assumed by Opexa will be determined by dividing the per share exercise price of Acer capital stock subject to such option by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option or warrant will otherwise remain unchanged.

Effective Time of the Merger

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the shareholders of Opexa and Acer. Opexa and Acer are working to complete the Merger as quickly as practicable. However, Opexa and Acer cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.

Regulatory Approvals

Opexa must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Opexa common stock in the Merger and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Opexa and Acer intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Opexa and Acer will use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of theirs to take any action or cause any action to be taken which would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. For a description of material U.S. federal income tax consequences of the Merger, see the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” below.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their Acer common stock for Opexa common stock in the Merger. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, each as in effect as of the date of this proxy statement/prospectus/information statement. These authorities are subject to differing interpretations or change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Acer common stock as described herein.

This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of each Acer shareholder. In addition, it does not address consequences relevant to Acer shareholders that are subject to particular U.S. tax rules, including, without limitation:

•	persons who hold shares of Acer common stock in a functional currency other than the U.S. dollar;

•	persons who hold shares of Acer common stock that constitute “qualified small business stock” under Section 1202 of the Code or “Section 1244 stock” under Section 1244 of the Code;

•	persons who hold shares of Acer common stock as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction or other integrated or risk reduction transactions) consisting of shares of Acer common stock and one or more other positions;

•	persons who are not U.S. Holders as defined below;

•	banks, insurance companies, mutual funds, tax-exempt entities, financial institutions, broker-dealers, real estate investment trusts or regulated investment companies;

•	persons who do not hold their shares of Acer common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	partnerships or other entities classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations or other pass-through entities (including hybrid entities);

•	persons who acquired shares of Acer common stock pursuant to the exercise of compensatory options or in other compensatory transactions;

•	persons who acquired shares of Acer common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	persons holding Acer common stock who exercise dissenters’ rights;

•	persons who acquired shares of Acer common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and

•	persons who hold shares of Acer common stock through individual retirement accounts or other tax-deferred accounts.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Acer common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Acer common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Acer common stock or any other person excluded from this discussion, you should consult your tax advisor regarding the tax consequences of the Merger.

In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax consequences of the Merger, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the Merger (whether or not they are in connection with the Merger), including, without limitation, transactions in which Acer common stock is acquired (including, but not limited to, pursuant to the Subscription Agreement) or Acer preferred stock is converted to Acer common stock, and (v) the tax consequences to holders of options, warrants or similar rights to purchase Acer common stock.

IN LIGHT OF THE FOREGOING, ACER SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

In connection with the filing of the registration statement of which this proxy statement/prospectus/information statement is a part, Pillsbury will deliver to Opexa and Foley Hoag will deliver to Acer opinions that the statements under the caption “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” to the extent that they purport to describe provisions of federal income tax law or legal conclusions with respect thereto, are correct in all materials respects. In rendering their opinions, counsel assume that the statements and facts concerning the Merger set forth in this proxy statement/prospectus/information statement and in the Merger Agreement, are true and accurate in all respects, and that the Merger will be completed in accordance with this proxy statement/prospectus/information statement and the Merger Agreement. Counsels’ opinions also assume the truth and accuracy of certain representations and covenants as to factual matters made by Opexa, Acer and Merger Sub in tax representation letters provided to counsel. In addition, counsel base their tax opinions on the law in effect on the date of the opinions and assume that there will be no change in applicable law between such date and the time of the Merger. If any of these assumptions is inaccurate, the tax consequences of the Merger could differ from those described in this proxy statement/prospectus/information statement.

No ruling from the IRS has been or will be requested with respect to the tax consequences of the Merger. Opinions of counsel do not bind the courts or the IRS, nor will they preclude the IRS from adopting a position contrary to those expressed in the opinions. Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, the tax consequences to U.S. Holders of Acer common stock will be as follows:

•	a U.S. Holder will not recognize gain or loss upon the exchange of Acer common stock for Opexa common stock pursuant to the Merger, except with respect to cash received in lieu of a fractional share of Opexa common stock as described below;

•	a U.S. Holder who receives cash in lieu of a fractional share of Opexa common stock in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. Holder’s tax basis allocable to such fractional share;

•	a U.S. Holder’s aggregate tax basis for the shares of Opexa common stock received in the Merger (including any fractional share interest for which cash is received) will equal the U.S. Holders’ aggregate tax basis in the shares of Acer common stock surrendered in the Merger; and

•	the holding period of the shares of Opexa common stock received by a U.S. Holder in the Merger will include the holding period of the shares of Acer common stock surrendered in exchange therefor.

Gain or loss recognized by a U.S. Holder who receives cash in lieu of a fractional share of Opexa common stock will constitute capital gain or loss and any such gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the Acer common stock surrendered in the Merger is more than one year as of the effective date of the Merger. Under current law, long-term capital gains of non-corporate taxpayers are taxed at a reduced U.S. federal income tax rate. Under current law, the deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion regarding the determination of the bases and holding periods for shares of Opexa common stock received in the Merger, U.S. Holders who acquired different blocks of Acer common stock at different times for different prices must calculate their bases and holding periods in their shares of Acer common stock separately for each identifiable block of such stock exchanged in the Merger.

As provided in Treasury Regulations Section 1.368-3(d), each U.S. Holder who receives shares of Opexa common stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, U.S. Holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Acer are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in such U.S. Holder’s shares of Acer common stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Acer and Opexa.

If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of their shares of Acer common stock for shares of Opexa common stock equal to the difference between the fair market value, at the time of the Merger, of the Opexa common stock received in the Merger (including any cash received in lieu of a fractional share of Opexa common stock) and such U.S. Holder’s tax basis in the shares of Acer common stock surrendered in the Merger. Such gain or loss would be long-term capital gain or loss if the Acer common stock was held for more than one year at the time of the Merger. In addition, the U.S. Holder’s aggregate tax basis in the shares of Opexa common stock received in the Merger would equal their fair market value at the time of the closing of the Merger, and the U.S. Holder’s holding period of such shares of Opexa common stock would commence the day after the closing of the Merger.

Information Reporting and Backup Withholding

A U.S. Holder of Acer common stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. The current backup withholding rate is 28 percent. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies the U.S. Holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form or (ii) certifies the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders of shares of Acer common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the U.S. Holder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding, consult with your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. U.S. HOLDERS OF SHARES OF ACER COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Anticipated Accounting Treatment

The Merger will be treated by Opexa as a reverse merger under the acquisition method of accounting in accordance with U.S. GAAP. For accounting purposes, Acer is considered to be acquiring Opexa in this transaction. Management of Opexa and Acer have made a preliminary estimate of the purchase price calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements. The net tangible assets acquired and liabilities assumed in connection with the transaction are recorded at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible assets of Opexa that exist as of the date of completion of the transaction.

NASDAQ Stock Market Listing

Opexa common stock currently is listed on The NASDAQ Capital Market under the symbol “OPXA.” Opexa has agreed to use commercially reasonable efforts to (i) maintain its existing listing on The NASDAQ Capital Market and to obtain approval of the listing of the combined company on The NASDAQ Capital Market, (ii) prepare and submit to The NASDAQ Capital Market a notification form for the listing of the shares of Opexa common stock to be issued to Acer shareholders pursuant to the Merger, (iii) cause such shares to be approved for listing and (iv) as required by NASDAQ Marketplace Rule 5110, file an initial listing application for the combined company on The NASDAQ Capital Market and to cause such listing application to be approved for listing. In addition, under the Merger Agreement, each of Acer’s and Opexa’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the existing shares of Opexa common stock must have been continually listed on The NASDAQ Capital Market, Opexa must have caused the shares of Opexa common stock to be issued in the Merger to be approved for listing on The NASDAQ Capital Market as of the effective time of the Merger and, to the extent required by NASDAQ

Marketplace Rule 5110, the initial listing application for the combined company must be approved for listing. If such application is accepted, Opexa anticipates that its common stock will be listed on The NASDAQ Capital Market following the closing of the Merger under the trading symbol “ACER.”

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the Merger is completed, Acer shareholders who do not deliver a written consent approving the Merger are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Opexa common stock are not entitled to appraisal rights in connection with the Merger.

The discussion below is not a complete summary regarding a Acer shareholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex D. Shareholders intending to exercise appraisal rights should carefully review Annex D. Failure to follow precisely any of the statutory procedures set forth in Annex D may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Acer shareholders exercise their appraisal rights under Delaware law.

Under Section 262, where a Merger is adopted by shareholders by written consent in lieu of a meeting of shareholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the Merger or the surviving corporation, within 10 days after the effective date of the Merger, must notify each shareholder of the constituent corporation entitled to appraisal rights of the approval of the Merger, the effective date of the Merger and that appraisal rights are available.

If the Merger is completed, within 10 days after the effective date of the Merger Acer will notify its shareholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any shareholder who has not approved the Merger. Holders of shares of Acer capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Acer within 20 days after the date of mailing of that notice, and that shareholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Acer of the identity of the shareholder and that such shareholder intends thereby to demand appraisal of the shares of Acer capital stock held by such shareholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Acer Therapeutics Inc., 222 Third Street, Suite 2240, Cambridge, MA 02142, Attention: Corporate Secretary, and should be executed by, or on behalf of, the record holder of shares of Acer capital stock. ALL DEMANDS MUST BE RECEIVED BY ACER WITHIN 20 DAYS AFTER THE DATE ACER MAILS A NOTICE TO ITS SHAREHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY SHAREHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the Merger consideration for your shares of Acer capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Acer capital stock.

To be effective, a demand for appraisal by a holder of shares of Acer capital stock must be made by, or in the name of, the registered shareholder, fully and correctly, as the shareholder’s name appears on the shareholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Acer. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the shareholder must continuously hold the shares of record from the date of making the demand through the effective time of the Merger.

If you hold your shares of Acer capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time of the Merger, any shareholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such shareholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Acer. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the Merger consideration for your shares of Acer capital stock.

Within 120 days after the effective date of the Merger, any shareholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting shareholder within 10 days after the shareholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any shareholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such shareholders. Upon the filing of the petition by a shareholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting shareholders, and Acer, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a shareholder to file a petition within the period specified could nullify the shareholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a shareholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all shareholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting shareholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those shareholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the shareholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that shareholder.

After determination of the shareholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those shareholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the shareholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the shareholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a shareholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any shareholder who had demanded appraisal rights will not, after the effective time of the Merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time of the Merger, or if the shareholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective time of the Merger, then the right of that shareholder to appraisal will cease and that shareholder will be entitled to receive the Merger consideration for shares of his or her Acer capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time of the Merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any shareholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, shareholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Opexa, Acer or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Opexa and Merger Sub, on the one hand, and Acer, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Opexa and Acer do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Opexa or Acer, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Opexa and Merger Sub, and Acer and are modified by the disclosure schedules.

Structure

Under the Merger Agreement, Merger Sub will merge with and into Acer, with Acer surviving as a wholly-owned subsidiary of Opexa.

Completion and Effectiveness of the Merger

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the shareholders of Opexa and Acer. Opexa and Acer are working to complete the Merger as quickly as practicable. However, Opexa and Acer cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.

Merger Consideration and Exchange Ratio

Immediately prior to the effective time of the Merger, each outstanding share of preferred stock of Acer will be converted into common stock. At the effective time of the Merger,

•	each outstanding share of common stock of Acer will be converted into the right to receive that number of shares of Opexa common stock as determined pursuant to the Exchange Ratio described in more detail below; and

•	each outstanding option to purchase shares of Acer common stock will be assumed by Opexa and will be converted into an option to purchase shares of Opexa common stock.

No fractional shares of Opexa common stock will be issued in connection with the Merger. Instead, each Acer shareholder who otherwise would be entitled to receive a fractional share of Opexa common stock (after aggregating all fractional shares of Opexa common stock issuable to such holder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Opexa common stock on The NASDAQ Capital Market (or such other NASDAQ market on which Opexa common stock then trades) on the date the Merger becomes effective.

The Exchange Ratio is calculated using a formula intended to allocate existing Acer securityholders (on a fully-diluted basis), a percentage of the combined company. Based on Acer’s and Opexa’s capitalization as of June 30, 2017, the Exchange Ratio is currently estimated to be (i) approximately 10.4 pre-split shares of Opexa common stock, subject to adjustment to account for the effect of a reverse stock split of Opexa common stock, within a range of one new share for every one to 15 shares outstanding, to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement or (ii), post-split, approximately one share of Opexa common stock. These estimates are subject to adjustment prior to closing of the Merger, including (i) adjustments to account for the issuance of any additional shares of Acer or Opexa common stock, as applicable, prior to the consummation of the Merger, provided that, the issuance of Acer common stock in the concurrent financing or upon conversion of Acer’s outstanding convertible indebtedness will not impact the Exchange Ratio, (ii) an upward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is less than negative $500,000 (and as a result, Opexa securityholders could own less, and Acer securityholders could own more, of the combined company), or (iii) a downward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is greater than negative $500,000 (and as a result, Opexa securityholders could own more, and Acer securityholders could own less, of the combined company).

Based on the estimates set forth above, following the completion of the Merger, (a) current Opexa shareholders are expected to own approximately 11.2% of the common stock of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the common stock of the combined company (excluding any shares issued to current shareholders in Acer’s concurrent financing), and (c) the investors participating in Acer’s concurrent financing are expected to own approximately 25% of the common stock of the combined company (excluding any shares previously held by investors in the concurrent financing), each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. If the concurrent financing does not close and the Merger is consummated, then Acer securityholders would own approximately 85.1% of the common stock of the combined company and Opexa’s securityholders would own approximately 14.9% of the common stock of the combined company.

The Exchange Ratio formula is the quotient obtained by dividing the number of Acer merger shares (defined below) by the Acer fully-diluted outstanding shares (defined below), where:

•	Acer merger shares is the product determined by multiplying (i) the post-closing Opexa shares by (ii) the Acer allocation percentage.

•	Acer fully-diluted outstanding shares is the total number of shares of Acer common stock outstanding immediately prior to the effective time of the Merger on a fully-diluted and an as-converted to common stock basis, assuming (i) the exercise of each outstanding Acer option, (ii) the effectiveness of the conversion of all of Acer’s outstanding preferred stock into Acer common stock, (iii) the consummation of the concurrent financing, (iv) the conversion of all of Acer’s outstanding convertible indebtedness into Acer common stock and (v) the issuance of shares of Acer common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the effective time of the Merger.

•	Post-closing Opexa shares is the quotient determined by dividing (i) the Opexa fully-diluted outstanding shares by (ii) the Opexa allocation percentage.

•

Opexa fully-diluted outstanding shares is the total number of shares of Opexa common stock outstanding immediately prior to the effective time of the Merger on a fully-diluted and an as-converted to common stock basis, assuming (i) the exercise of each outstanding Opexa option to purchase Opexa common stock (to the extent such option will not be cancelled pursuant to the Merger Agreement), (ii) the settlement in shares of Opexa common stock of each Opexa RSU (to the extent there are any such RSUs outstanding and that will not be cancelled pursuant to the Merger Agreement), (iii) the conversion of all of Opexa’s outstanding convertible indebtedness into shares of Opexa common stock and (iv) the issuance of shares of Opexa common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the effective time of the Merger; provided, however, that all shares of Opexa common stock underlying Opexa warrants will be excluded from such amount.

•	Acer allocation percentage is 1.00 minus the Opexa allocation percentage.

•	Opexa allocation percentage means the quotient determined by dividing (i) the sum of $7,000,000, plus or minus $1.00 for each $1.00 that the net cash determined pursuant to the Merger Agreement is greater than or less than negative $500,000, by (ii) the sum of (A) the product of the Acer fully-diluted outstanding shares multiplied by the price per share of Acer common stock for cash investors in the concurrent financing, plus (B) the amount determined pursuant to clause (i), minus (C) the aggregate amount of any indebtedness for borrowed money of Acer outstanding at the closing of the Merger. For example, the Opexa allocation percentage would be 0.11147 if Opexa’s net cash is negative $600,000, the product of the Acer fully-diluted outstanding shares multiplied by the price per share of Acer common stock for cash investors in the concurrent financing is $55,000,000, and Acer has no indebtedness for borrowed money outstanding at the closing.

Determination of Opexa’s Net Cash

For purposes of determining the Exchange Ratio and determining whether Opexa has satisfied the condition to closing, Opexa must have at least negative $1,250,000 in net cash as of the closing date (as calculated pursuant to the terms of the Merger Agreement). Opexa’s net cash will be calculated shortly before the closing date of the Merger. The closing of the Merger could be delayed if Acer and Opexa are not able to agree upon the amount of Opexa’s net cash as of Opexa’s cash determination date.

Under the Merger Agreement, Opexa’s “net cash” is defined as (i) the sum of Opexa’s cash and cash equivalents, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Opexa’s audited financial statements and Opexa’s unaudited interim balance sheet, plus (ii) any receivables of Opexa as determined in a manner consistent with the manner in which such items were historically determined and in accordance with Opexa’s audited financial statements and Opexa’s unaudited interim balance sheet, including any future payment (including with respect to a transfer, sale, lease, disposition or license of assets by Opexa that is permitted under the Merger Agreement) that would be reflected in Opexa’s financial statements in accordance with U.S. GAAP, minus (iii) the sum of Opexa’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as determined in a manner consistent with the manner in which such items were historically determined and in accordance with Opexa’s audited financial statements and Opexa’s unaudited interim balance sheet, minus (iv) the cash cost of any unpaid change of control payments or severance, termination or similar payments that are or become due as a result of the transactions contemplated by the Merger Agreement to any current or former employee, director or independent contractor of Opexa, or any other third party minus (v) the cash cost of any accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of Opexa, minus (vi) any remaining unpaid fees and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Opexa is liable incurred by Opexa in connection with the Merger Agreement and the Merger and other transactions contemplated by the Merger Agreement or otherwise, plus or minus (as applicable) (vii) the net amount of any transaction expense reimbursements owed to, or transaction expense payment owed by, Opexa pursuant to the Merger Agreement, minus (viii) any and all other liabilities of Opexa that would be required to be set forth on a balance sheet prepared in accordance with U.S. GAAP.

Opexa’s net cash balance at the determination date is subject to numerous factors, many of which are outside of Opexa’s control. If Opexa’s net cash at the closing date is less than negative $1,250,000, based on the manner of calculating net cash pursuant to the Merger Agreement, Opexa would be unable to satisfy a closing condition for the Merger, and Acer could elect to waive the condition or not affect the Merger. Furthermore, the Exchange Ratio at the closing will be subject to either (i) an upward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is less than negative $500,000 (and as a result, Opexa securityholders could own less, and Acer securityholders could own more, of the combined company) or (ii) a downward adjustment to the extent that Opexa’s net cash at the effective time of the Merger is greater than negative $500,000 (and as a result, Opexa securityholders could own more, and Acer securityholders could own less, of the combined company), as described under “The Merger Agreement—Merger Consideration and Exchange Ratio.”

Opexa Common Stock

Prior to giving effect to the reverse stock split, each share of Opexa common stock issued and outstanding at the time of the Merger will remain issued and outstanding and those shares will be unaffected by the Merger. After giving effect to the reverse stock split, each one to 15 shares (or any number in between) of Opexa common stock issued and outstanding would be combined and reclassified into one share of Opexa common stock. Opexa stock options that remain unexercised as of the effective time will be cancelled and terminated. Immediately after the Merger, Opexa securityholders will own approximately 11.2% of the common stock of the combined company, assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. If the concurrent financing does not close and the Merger is consummated, then Opexa’s securityholders would own approximately 14.9% of the common stock of the combined company.

Procedures for Exchanging Acer Stock Certificates

Promptly after the effective time of the Merger, Continental Stock Transfer and Trust Company, as the exchange agent for the Merger, will establish an exchange fund to hold the shares of Opexa common stock to be issued to Acer shareholders in connection with the Merger.

As promptly as practicable following the completion of the Merger, the exchange agent will mail to each holder of record of Acer capital stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the shares of Opexa common stock. Upon proper surrender of Acer stock certificates together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent’s instructions, the holder of such Acer stock certificates will be entitled to receive shares representing the number of whole shares of Opexa common stock issuable to such holder pursuant to the Merger and cash in lieu of any fractional share of Opexa common stock issuable to such holder. The surrendered certificates representing Acer capital stock will be cancelled.

After the effective time of the Merger, each certificate representing shares of Acer capital stock that has not been surrendered will represent only the right to receive shares of Opexa common stock issuable pursuant to the Merger and cash in lieu of any fractional share of Opexa common stock to which the holder of any such certificate is entitled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Acer stock certificates.

Any holder or former holder of Acer capital stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF ACER CAPITAL STOCK SHOULD NOT SEND IN THEIR ACER STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF ACER STOCK CERTIFICATES.

Fractional Shares

No fractional shares of Opexa common stock will be issuable pursuant to the Merger to Acer shareholders. Instead, each Acer shareholder who would otherwise be entitled to receive a fraction of a share of Opexa common stock, after aggregating all fractional shares of Opexa common stock issuable to such shareholder, will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Opexa common stock on The NASDAQ Capital Market (or such other NASDAQ market on which Opexa common stock then trades) on the date the Merger becomes effective.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Opexa, Merger Sub and Acer relating to their respective businesses, as well as other facts pertinent to the Merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the Merger or termination of the Merger Agreement, as further described below. The representations and warranties of each of Opexa, Merger Sub and Acer have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the Merger and cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

Acer made a number of representations and warranties to Opexa and Merger Sub in the Merger Agreement, including representations and warranties relating to the following matters:

•	subsidiaries; due organization; organizational documents;

•	authority; vote required;

•	non-contravention; consents;

•	capitalization;

•	financial statements;

•	absence of changes;

•	title to assets;

•	real property; leaseholds;

•	intellectual property;

•	material contracts;

•	undisclosed liabilities;

•	compliance; permits; restrictions;

•	tax matters;

•	employee and labor matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	inapplicability of anti-takeover statutes;

•	no financial advisor;

•	subscription agreement;

•	disclosure; and

•	exclusivity of representations; reliance.

Significant portions of Acer’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to Acer means any effect, change, event, circumstance or development that has occurred prior to the date of determination of the occurrence of such material adverse effect, that is or would reasonably be expected to be materially adverse to or has or would reasonably be expected to have or result in a material adverse effect on (i) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Acer and its subsidiaries, taken as a whole or (ii) the ability of Acer to consummate the transactions contemplated by the Merger Agreement or perform any of its covenants or obligations under the Merger Agreement in all material respects, except that none of the following, as they apply to Acer and its subsidiaries, will be taken into account in determining whether there has been a material adverse effect:

•	any rejection by a governmental body of a registration or filing by Acer relating to Acer’s intellectual property rights;

•	any change in the cash position of Acer that results from operations in the ordinary course of business;

•	conditions generally affecting the industries in which Acer participates or the U.S. or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Acer and its subsidiaries, taken as a whole;

•	any failure by Acer to meet internal projections or forecasts on or after the date of the Merger Agreement, provided that any such effect, change, event, circumstance or development causing or contributing to any such failure to meet projections or forecasts may constitute a material adverse effect of Acer and may be taken into account in determining whether a material adverse effect has occurred;

•	the execution, delivery, announcement or performance of obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Merger or Acer’s concurrent financing;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or

•	any changes after the date of the Merger Agreement in U.S. GAAP or applicable laws.

Opexa and Merger Sub made a number of representations and warranties to Acer in the Merger Agreement, including representations and warranties relating to the following subject matters:

•	subsidiaries; due organization; organizational documents;

•	authority; vote required;

•	non-contravention; consents;

•	capitalization;

•	SEC filings; financial statements;

•	absence of changes;

•	title to assets;

•	real property; leaseholds;

•	intellectual property;

•	material contracts;

•	undisclosed liabilities;

•	compliance; permits; restrictions;

•	tax matters;

•	employee and labor matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	inapplicability of anti-takeover statutes;

•	no financial advisor;

•	disclosure;

•	bank accounts; deposits;

•	transactions with affiliates;

•	valid issuance;

•	code of ethics;

•	shell company status;

•	anti-corruption matters; and

•	exclusivity of representations; reliance.

Similar to Acer’s representations and warranties, significant portions of Opexa’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to Opexa means any effect, change, event, circumstance or development that has occurred prior to the date of determination of the occurrence of such material adverse effect, that is or would reasonably be expected to be materially adverse to or has or would reasonably be expected to have or result in a material adverse effect on (i) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Opexa or (ii) the ability of Opexa to consummate the transactions contemplated by the Merger Agreement or perform any of its covenants or obligations under the Merger Agreement in all material respects , except that none of the following, as they apply to Opexa, will be taken into account in determining whether there has been a material adverse effect:

•	any rejection by a governmental body of a registration or filing by Opexa relating to Opexa’s intellectual property rights;

•	any change in the cash position of Opexa that results from operations in the ordinary course of business;

•	conditions generally affecting the industries in which Opexa and its subsidiaries participate or the U.S. or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Opexa;

•	any failure by Opexa to meet internal projections or forecasts or third-party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement or any change in the price or trading volume of Opexa’s common stock, provided that any such effect, change, event, circumstance or development causing or contributing to any such failure to meet projections or forecasts may constitute a material adverse effect of Opexa and may be taken into account in determining whether a material adverse effect has occurred;

•	a transfer, sale, lease, disposition or license of assets by Opexa that is permitted under the Merger Agreement;

•	the execution, delivery, announcement or performance of obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Merger or Acer’s concurrent financing;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or

•	any changes after the date of the Merger Agreement in U.S. GAAP or applicable laws.

Covenants; Conduct of Business Pending the Merger

During the period commencing on June 30, 2017 and ending at the earlier of the date of termination of the Merger Agreement and the effective time of the Merger, each party agreed that it will conduct its business in the ordinary course and in compliance with all applicable laws, rules, regulations, and certain material contracts and will provide the other party with prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.

Acer also agreed that prior to the earlier of termination and the effective time of the Merger, subject to certain limited exceptions set forth in the Merger Agreement, without the consent of Opexa, it would not and would not permit any of its subsidiaries to:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Acer common stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except pursuant to Acer contracts existing as of the date of the Merger Agreement;

•	sell, issue or grant, or authorize the issuance of any capital stock or other security (except in connection with the concurrent financing and for shares of Acer common stock issued upon the valid exercise of Acer options outstanding as of the date of the Merger Agreement), any option, warrant or right to purchase any capital stock or any other security, or any equity-based award or instrument convertible into or exchangeable for any capital stock or other security;

•	amend the certificate of incorporation, bylaws or other charter or organizational documents of Acer (other than in connection with Acer’s concurrent financing), or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	lend money to any person, incur or guarantee any indebtedness for borrowed money, other than the incurrence or guarantee of indebtedness that is paid off prior to or at the closing of the Merger, or guarantee any debt securities of others, or make any capital expenditure or commitment in excess of $25,000;

•	enter into any contract with a labor union or collective bargaining agreement;

•	acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, in each case, other than in the ordinary course of business;

•

make, change or revoke any material tax election, file any material amendment to any tax return, adopt or change any accounting method in respect of taxes, change any annual tax accounting period, enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords, enter into any closing agreement with respect to any tax, settle or compromise any claim, notice, audit report or assessment in respect of material taxes, apply for or enter into any ruling from any tax authority with respect to taxes, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment; or

•	agree, resolve or commit to do any of the foregoing.

Opexa also agreed that prior to the earlier of termination and the effective time of the Merger, subject to certain limited exceptions set forth in the Merger Agreement, without the consent of Acer, it would not:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Opexa capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

•	sell, issue or grant, encumber or authorize the issuance of any capital stock or other security (except for shares of Opexa common stock issued upon the valid exercise of Opexa options or Opexa warrants outstanding as of the date of the Merger Agreement), any option, warrant or right to purchase any capital stock or any other security, any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or any debt securities or any rights to acquire any debt securities;

•	amend the certificate of formation/incorporation, bylaws or other charter or organizational documents of Opexa or Merger Sub, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	lend money to any person, or make any capital expenditure or commitment;

•	adopt, establish or enter into any Opexa employee plan, cause or permit any Opexa employee plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Acer, hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the transactions contemplated by the Merger Agreement, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Acer, enter into any contract with a labor union or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to (other than in the ordinary course of business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any current or former Opexa employee, pay or increase the severance or change of control benefits offered to any Opexa Associate, or provide or make any Tax-related gross-up payment,

•	except as otherwise permitted under the Merger Agreement, enter into any material transaction outside the ordinary course of business;

•

acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties; provided, however, that the foregoing will not prohibit Opexa and its subsidiaries from transferring, selling, leasing, disposing of or licensing any assets so long as any required shareholder approval is obtained no later than concurrently with the obtaining of the approval of Opexa’s shareholders of the proposals relating to the Merger set forth in this proxy statement/prospectus/information statement, Opexa does not agree to terms that are not reasonable and customary for transactions of similar size, type and scope, the proposed transaction, if consummated prior to the effective time of the Merger, does not cause Opexa to become a shell company, and Acer is provided with a reasonable amount of time to review any binding or definitive agreement related thereto in advance of such agreement’s execution;

•	make, change or revoke any material tax election, file any material amendment to any tax return, adopt or change any accounting method in respect of taxes, change any annual tax accounting period, enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords, enter into any closing agreement with respect to any tax, settle or compromise any claim, notice, audit report or assessment in respect of material taxes, apply for or enter into any ruling from any tax authority with respect to taxes, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	except as otherwise permitted under the Merger Agreement, enter into, amend or terminate any Opexa contract;

•	initiate or settle any legal proceeding;

•	after the net cash calculation is finalized pursuant to the Merger Agreement, incur any liabilities or otherwise take any actions other than in the ordinary course of business so as to cause the final net cash calculation to differ materially from actual net cash as of the closing (other than pursuant to a transfer, sale, lease, disposition or license of assets by Opexa that is permitted under the Merger Agreement);

•	other than as otherwise expressly contemplated or permitted by the Merger Agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by the Merger Agreement; or

•	agree, resolve or commit to do any of the foregoing.

Non-Solicitation

The Merger Agreement contains provisions prohibiting Opexa and Acer from seeking a competing transaction, subject to specified exceptions described below. Under these “non-solicitation” provisions, each of Opexa and Acer has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents shall directly or indirectly: (i) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any competing proposal or take any action that could reasonably be expected to lead to a competing proposal; (ii) enter into or participate in any discussions or negotiations with any person with respect to any competing proposal; (iii) furnish any information regarding such party to any person in connection with, in response to, relating to or for the purpose of assisting with or facilitating a competing proposal; (iv) approve, endorse or recommend any competing proposal (subject to the terms and conditions of the Merger Agreement); (v) execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any competing proposal; or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other party).

However, prior to the approval of the proposals relating to the Merger set forth in this proxy statement/prospectus/information statement at the meeting of the shareholders of Opexa or by written consent of Acer shareholders, as the case may be, (i) either Opexa or Acer may enter into discussions or negotiations with, any person that has made (and not withdrawn) a bona fide, unsolicited, competing proposal, which such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a superior competing proposal, and (ii) thereafter furnish to such person non-public information regarding such party pursuant to an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such party as those contained in the confidentiality agreement existing between Opexa and Acer, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such party nor any representative of such party has breached its non-solicitation obligations; (B) the board of directors of such party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the board of directors of such party under applicable laws; (C) at least five business days prior to furnishing any such non-public information to, or entering into discussions with, such person, such party gives the other party written notice of the identity of such person and of such party’s intention to furnish nonpublic information to, or enter into discussions with, such person; and (D) at least five business days prior to furnishing any such non-public information to such person, such party furnishes such non-public information to Acer or Opexa, as applicable (to the extent such non-public information has not been previously furnished by such party to Acer or Opexa, as applicable). Without limiting the generality of the foregoing, each party has acknowledged and agreed that, in the event any representative of such party (whether or not such representative is purporting to act on behalf of such party) takes any action that, if taken by such party, would constitute a breach of the non-solicitation obligations of such party, the taking of such action by such representative shall be deemed to constitute a breach of these non-solicitation obligations of such party for purposes of the Merger Agreement.

Opexa and Acer will notify the other no later than two business days after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a competing proposal, and any such notice will be made in writing and will indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror. Both Opexa and Acer will keep the other informed, on a current basis, of the status and material developments (including any changes to the terms) of such competing proposal.

A competing proposal is any proposal, indication of interest or offer made by a third party contemplating or otherwise relating to any of the following transactions with such party:

•	any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets of a party to the Merger Agreement or any of its subsidiaries (including any outstanding equity securities of a subsidiary) equal to 10% or more of the fair market of such party’s consolidated assets or to which 10% or more of such party’s net revenues or net income on a consolidated basis are attributable; provided, however, that any acquisition or licensing of assets of Opexa is excluded from the foregoing transactions so long as such acquisition or licensing (i) does not include terms that are not reasonable and customary for transactions of similar size, type and scope, (ii) would not prevent or delay Opexa from entering into or consummating the Merger and the other transactions contemplated by the Merger Agreement, (iii) Acer is provided with the opportunity to review in advance any binding or definitive agreement and (iv) the proposed acquisition or licensing, if consummated prior to the effective time of the Merger, does not cause Opexa to become a shell company;

•	any direct or indirect acquisition of 10% or more of the outstanding equity securities of a party to the Merger Agreement; provided, however, that Acer’s concurrent financing is excluded from the foregoing transactions;

•	any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 10% or more of the outstanding equity securities of a party to the Merger Agreement;

•	any financing transaction that is unrelated to Acer’s concurrent financing in which Acer seeks to raise capital through the issuance of either equity or debt securities, or any instrument convertible into or exchangeable for such equity or debt securities, whether from existing investors or potential new investors; provided, however, that Acer’s issuance of senior secured convertible promissory notes at an additional closing under the note purchase agreement entered into between Acer and certain investors is excluded from the foregoing transactions; or

•	a merger, reverse merger, consolidation, other business combination or similar transaction involving a party to the Merger Agreement or any of its subsidiaries; provided, however, that the Merger and the other transactions contemplated by the Merger Agreement and any potential in-licensing transactions by Acer or transactions involving the acquisition of pipeline products by Acer, in each case, where such transactions are complimentary to the transactions contemplated by the Merger Agreement are excluded from the foregoing transactions.

A superior competing proposal is any unsolicited bona fide competing proposal (with all references to 10% in the definition of competing proposal being treated as references to 50% for these purposes) made by a third party that was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement and that the board of directors of either Opexa or Acer, as the case may be, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor, if any, (i) is more favorable, from a financial point of view, to the Opexa shareholders or the Acer shareholders, as applicable, than the terms of the Merger; and (ii) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a superior competing proposal if (A) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party or (B) if the consummation of such transaction is contingent on any such financing being obtained.

Either Opexa or Acer, as the case may be, may terminate the Merger Agreement if the board of directors, and/or any committee of the board of directors, of the other party has (each such action, a “change of recommendation” by the board of directors and/or any committee of the board of directors of Opexa or Acer, as the case may be):

•	failed to include its approval and recommendation to shareholders relating to the Merger in this proxy statement/prospectus/information statement;

•	approved, endorsed or recommended a competing proposal; or

•	entered into a definitive agreement for a competing proposal.

If the Merger Agreement is terminated in connection with these provisions, (i) Opexa has agreed to pay Acer a fee of $250,000, plus up to $200,000 as reimbursement for reasonable expenses, if the termination is a result of Opexa entering into a definitive agreement to effect a superior competing proposal and (ii) Acer has agreed to pay Opexa a fee of $1,000,000, plus up to $200,000 as reimbursement for reasonable expenses, if the termination is a result of Acer entering into a definitive agreement to effect a superior competing proposal. See “The Merger Agreement—Termination of the Merger Agreement and Termination Fee” below for a more complete discussion of the termination fees.

Disclosure Documents

As promptly as practicable following the date of the Merger Agreement, the parties agreed to prepare and file with the SEC this proxy statement/prospectus/information statement and Opexa agreed to prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, in connection with the registration under the Securities Act of the shares of Opexa common stock to be issued pursuant to the Merger. Opexa agreed to use its commercially reasonable efforts to cause the registration statement to become effective as promptly as practicable, and take all or any action required under any applicable federal and state securities and other laws in connection with the issuance of shares of Opexa common stock pursuant to the Merger. Each of Opexa and Acer agreed to use their commercially reasonable efforts to cause the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, to comply with the applicable rules and regulations promulgated by the SEC in all material respects. Each of Opexa, Merger Sub and Acer agreed to furnish all information concerning itself and its subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the registration statement on Form S-4 and proxy statement/prospectus/information statement. Opexa agreed to mail this proxy statement/prospectus/information statement to its shareholders promptly after the registration statement on Form S-4 is declared effective by the SEC.

Meeting of Opexa Shareholders and Written Consent of Acer Shareholders

Opexa is obligated under the Merger Agreement to call, give notice of and hold a meeting of its shareholders for the purposes of voting on the Opexa Proposals. The Opexa shareholders’ meeting will be held (on a date selected by Opexa in consultation with Acer) not later than 60 days after the effective date of the registration statement on Form S-4 pursuant to the Merger Agreement.

Acer is obligated under the Merger Agreement to take all action necessary in accordance with the Merger Agreement, applicable law, and Acer’s restated certificate of incorporation and bylaws, to obtain, promptly after the registration statement on Form S-4 registration statement has been declared effective under the Securities Act, and in any event no later than five business days after receiving such notice, adoption of the Merger Agreement and approval of the Merger by written consent of Acer’s shareholders.

Regulatory Approvals

Neither Opexa nor Acer is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to complete the Merger. In the United States, Opexa must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Stock Market LLC in connection with the issuance of shares of Opexa common stock in the Merger, including the filing with the SEC of this proxy statement/prospectus/information statement. The Merger Agreement provides that Acer and Opexa shall respond as promptly as is practicable in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any other governmental body in connection with antitrust or competition matters.

Acer Stock Options

At the effective time of the Merger, each outstanding option, whether or not vested, to purchase Acer capital stock unexercised immediately prior to the effective time of the Merger will be converted into an option to purchase Opexa common stock. All rights with respect to each Acer option will be assumed by Opexa in accordance with its terms. Accordingly, from and after the effective time of the Merger each option assumed by Opexa may be exercised solely for shares of Opexa common stock.

The number of shares of Opexa common stock subject to each outstanding Acer option assumed by Opexa will be determined by multiplying the number of shares of Acer capital stock that were subject to such option by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Opexa common stock. The per share exercise price for the Opexa common stock issuable upon exercise of each Acer option assumed by Opexa will be determined by dividing the per share exercise price of Acer capital stock subject to such option by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option or warrant will otherwise remain unchanged.

Indemnification and Insurance for Officers and Directors

Under the Merger Agreement, from the closing of the Merger through the sixth anniversary of the closing, Opexa and the surviving corporation agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer, of Opexa or Acer presently provided for in the respective organizational documents of Acer and Opexa, shall continue to be honored and in full force and effect.

Under the Merger Agreement, the certificate of incorporation and bylaws of Opexa and the surviving corporation in the Merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Opexa and Acer than are presently set forth in the certificate of incorporation and bylaws of Opexa and Acer, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the Merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Opexa and Acer.

The Merger Agreement also provides that Opexa shall purchase an insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Acer and Opexa and containing terms and conditions that are not materially less favorable to current and former officers and directors of Acer and Opexa.

Additional Agreements

Each of Acer and Opexa has agreed to, among other things:

•	use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and any other transaction contemplated by the Merger Agreement;

•	reasonably cooperate with the other parties and provide the other parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Merger Agreement and to enable the surviving corporation to continue to meet its obligations under the Merger Agreement following the closing;

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and any other transaction contemplated by the Merger Agreement;

•	use its commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger and any other transaction contemplated by the Merger Agreement;

•	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement; and

•	use its reasonable best efforts to cause the Merger to qualify as a “reorganization” under Section 368(a) of the Code.

NASDAQ Stock Market Listing

Opexa common stock currently is listed on The NASDAQ Capital Market under the symbol “OPXA.” Opexa has agreed to use commercially reasonable efforts to (i) maintain its existing listing on The NASDAQ Capital Market and to obtain approval of the listing of the combined company on The NASDAQ Capital Market, (ii) prepare and submit to The NASDAQ Capital Market a notification form for the listing of the shares of Opexa common stock to be issued to Acer shareholders pursuant to the Merger, (iii) cause such shares to be approved for listing and (iv) as required by NASDAQ Marketplace Rule 5110, file an initial listing application for the combined company on The NASDAQ Capital Market and to cause such listing application to be approved for listing. In addition, under the Merger Agreement, each of Acer’s and Opexa’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the existing shares of Opexa common stock must have been continually listed on The NASDAQ Capital Market, Opexa must have caused the shares of Opexa common stock to be issued in the Merger to be approved for listing on The NASDAQ Capital Market as of the effective time of the Merger and, to the extent required by NASDAQ Marketplace Rule 5110, the initial listing application for the combined company must be approved for listing. If such application is accepted, Opexa anticipates that its common stock will be listed on The NASDAQ Capital Market following the closing of the Merger under the trading symbol “ACER.”

Conditions to the Completion of the Merger

The respective obligations of Opexa and Acer to complete the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

•	there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger or the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the Merger or the other transactions contemplated by the Merger Agreement illegal;

•	the holders of a majority of the outstanding Acer common stock and preferred stock, voting together as one class on an as-converted to common stock basis, the holders of a majority of the outstanding Acer preferred stock, voting together as a one class, and the holders of a majority of the outstanding Acer Series B preferred stock, voting together as one class, must have adopted and approved the Merger Agreement and the Merger;

•	the holders of a majority of the outstanding Opexa common stock must have approved the Merger Agreement and the Merger and the other matters set forth in this proxy statement/prospectus/information statement;

•	any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, must have expired or been terminated, and there must not be in effect any voluntary agreement by any party to the Merger Agreement and the U.S. Federal Trade Commission, the U.S. Department of Justice or any foreign governmental body, pursuant to which such party has agreed not to consummate the Merger for any period of time;

•	the existing shares of Opexa common stock must have been continually listed on The NASDAQ Capital Market through the closing of the Merger, the shares of Opexa common stock to be issued in the Merger must be approved for listing on The NASDAQ Capital Market (subject to official notice of issuance) as of the effective time of the Merger, and, to the extent required by NASDAQ Marketplace Rule 5110, the initial listing application of Acer has been approved for listing; and

•	Opexa and Acer must have agreed in writing upon the net cash calculation (or an accounting firm has delivered its determination with respect to the net cash calculation) pursuant to the Merger Agreement.

In addition, each of Acer’s and Opexa’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	the representations and warranties regarding subsidiaries, due organization, authority and capitalization matters of the other party in the Merger Agreement must be true and correct in all but de minimis respects on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the closing date, or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•	all other representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct would not have a material adverse effect on the other party;

•	the other party to the Merger Agreement must have performed or complied with in all material respects all covenants and obligations in the Merger Agreement required to be performed or complied with by it on or before the closing of the Merger, and, with respect to Opexa’s covenants and obligations concerning issuances of securities, actions relating to net cash and employee benefit matters, in all respects;

•	the other party to the Merger Agreement has not experienced a material adverse effect; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing of the Merger.

In addition, the obligation of Opexa and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	Acer must have effected a conversion of all of its outstanding preferred stock into shares of Acer common stock;

•	Acer must have terminated certain investor agreements;

•	Acer must have effected a conversion of all outstanding convertible debt into shares of Acer common stock, and Acer must have no indebtedness for borrowed money outstanding at the closing of the Merger;

•	Acer’s concurrent financing must have been consummated and Acer must have received the proceeds of the concurrent financing on the terms and conditions set forth in the Subscription Agreement relating to the concurrent financing; and

•	Acer must have delivered a certificate setting forth the allocation of the Merger consideration to its securityholders.

In addition, the obligation of Acer to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	Opexa must have terminated all contracts, subject to certain exceptions;

•	Opexa must have appointed the directors and officers designated by Acer;

•	either the principal executive officer or the principal financial officer of Opexa must have provided, with respect to any document filed with the SEC on or after the date of the Merger Agreement, any necessary certification required under Rule 13a-14 under the Exchange Act, as amended;

•	Opexa must have at least negative $1,250,000 in net cash as of the closing date (as calculated pursuant to the terms of the Merger Agreement);

•	Opexa must not be an issuer identified in Rule 144(i)(1)(i) of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act;

•	Opexa must have satisfied all of its liabilities with respect to indebtedness as to borrowed money and received payoff letters authorizing the release of liens on its assets;

•	Opexa must have effected the reverse stock split described in Opexa Proposal No. 5;

•	Opexa’s board of directors must have approved an amendment to the bylaws of Opexa to change the name of Opexa to “Acer Therapeutics Inc.”;

•	Opexa must have delivered to Acer written resignations of the officers and directors of Opexa; and

•	Opexa must have delivered a certificate setting forth and certifying the number of outstanding shares of its capital stock.

Termination of the Merger Agreement and Termination Fee

The Merger Agreement may be terminated at any time before the closing of the Merger, whether before or after the required shareholder approvals to complete the Merger have been obtained, as set forth below:

(1)	By mutual agreement of Acer and Opexa;

(2)	By either Acer or Opexa if the Merger has not closed by December 30, 2017 (other than in cases in which such failure to close is due to a breach by the party wishing to terminate), which date may be extended in certain circumstances;

(3)	By either Acer or Opexa if there is any law or order that prohibits the completion of the Merger;

(4)	By Opexa if Acer has not obtained the required vote from Acer shareholders within five business days of the registration statement on Form S-4 of which this proxy statement/prospectus/information statement being is a part declared effective by the SEC;

(5)	By either Acer or Opexa if the Opexa shareholders’ meeting has been held and completed and the required proposals have not been approved (other than in cases in which such failure has been caused by Opexa’s action or failure to act and such action or failure to act is a material breach by Opexa);

(6)	By Acer (any time prior to obtaining the required from Opexa shareholders) if (i) Opexa failed to include its board recommendation of the proposals in this proxy statement/prospectus/information statement, (ii) the Opexa board has approved, endorsed or recommended any competing proposal, (iii) Opexa has failed to hold the Opexa special meeting within 60 days of this proxy statement/prospectus/information statement being declared effective (which period may be extended in certain circumstances), (iv) Opexa has entered into any definitive agreement for a competing proposal or (v) Opexa has willfully and intentionally breached the non-solicitation obligations in the Merger Agreement;

(7)	By Opexa (any time prior to obtaining the required vote from Acer shareholders) if (i) the Acer board fails to include its board recommendation of the proposals in this proxy statement/prospectus/information statement, (ii) the Acer board has approved, endorsed or recommended any competing proposal, (iii) Acer has entered into any definitive agreement for a competing proposal or (iv) Acer has willfully and intentionally breached the non-solicitation obligations in the Merger Agreement;

(8)	By Acer if Opexa breaches any of its representations, warranties, covenants or agreements in the Merger Agreement that would prevent Opexa from satisfying its closing conditions (with a 15 calendar day cure period);

(9)	By Opexa if Acer breaches any of its representations, warranties, covenants or agreements in the Merger Agreement that would prevent Acer from satisfying its closing conditions (with a 15 calendar day cure period);

(10)	By Opexa if all closing conditions have been satisfied (or if Opexa is willing to waive any conditions that have not been satisfied) other than the consummation of Acer’s concurrent financing and Opexa is prepared to consummate the closing of the Merger upon consummation of Acer’s concurrent financing, and Acer’s concurrent financing is not consummated within five calendar days after notice from Opexa to Acer of the foregoing; provided that Opexa may not terminate the Merger Agreement to the extent Acer is actively disputing the underlying cause of the failure to close the concurrent financing with one or more purchasers in the concurrent financing, who, together with all other purchasers who remain committed, constitute the minimum required participation threshold for the concurrent financing; or

(11)

By Acer if any of the following events have occurred: (i) the existing shares of Opexa common stock cease to be listed on The NASDAQ Capital Market, (ii) NASDAQ informs Opexa that it will not approve the shares of Opexa common stock to be issued in the Merger for listing on The NASDAQ Capital Market as of the effective time of the Merger, or (iii) NASDAQ informs Opexa that the NASDAQ listing application for the Opexa common stock is not, or will not be, approved for listing, only to the extent that such NASDAQ listing application is required by NASDAQ Marketplace Rule 5110; provided, however, that clauses (ii) and (iii) are subject to a 10-business day cure period if requested by Opexa.

Acer is required to pay Opexa a termination fee of $1,000,000 and expense reimbursements of up to $200,000, if the Merger Agreement is terminated by Opexa pursuant to clauses 4, 7 or 10 above. Acer is also required to pay Opexa expense reimbursements of up to $200,000 if the Merger Agreement is terminated pursuant to clause 9 above or if there is a material adverse effect with respect to Acer.

Opexa is required to pay Acer a termination fee of $250,000, and expense reimbursements of up to $200,000, if the Merger Agreement is terminated pursuant to clauses 5 or 6 above. Opexa is also required to pay Acer expense reimbursements of up to $200,000 if the Merger Agreement is terminated pursuant to clause 8 above or if there is material adverse effect with respect to Opexa.

Any termination of the Merger Agreement shall not relieve any party for its fraud or from liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Amendment

The Merger Agreement may be amended by an instrument in writing signed on behalf of each of Opexa and Acer with the approval of the respective boards of directors of Opexa and Acer at any time, except that after the Merger Agreement has been adopted by the shareholders of Opexa or Acer, no amendment which by law requires further approval by the shareholders of Opexa or Acer, as the case may be, shall be made without such further approval.

Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above under “Termination of the Merger Agreement and Termination Fee” and except that Acer and Opexa shall share equally in any fees and expenses incurred in relation to the filing of the NASDAQ listing application, by engagement of the exchange agent and in relation to printing and filing with the SEC of this proxy statement/prospectus/information statement.

Directors and Officers of Opexa Following the Merger

Pursuant to the Merger Agreement, effective as of the effective time of the Merger, the initial size of the board of directors of the combined company will be seven and the initial directors will be Stephen J. Aselage, Hubert Birner, Michelle Griffin, John M. Dunn, Luc Marengere, Chris Schelling and one additional independent director that Acer expects to identify prior to the consummation of the Merger.

The Merger Agreement also provides that, effective as of the effective time of the Merger, Opexa shall appoint the following persons as officers of Opexa: Chris Schelling as president and chief executive officer, Harry S. Palmin as chief financial officer, Jefferson Davis as chief business officer and Robert D. Steiner, M.D. as chief medical officer.

Amendments to the Certificate of Formation of Opexa

Opexa agreed to submit to its shareholders, amendments to its certificate of incorporation, to, among other things:

•	change the name from “Opexa Therapeutics, Inc.” to “Acer Therapeutics Inc.”; and

•	effect a reverse stock split of the outstanding shares of Opexa common stock.

Each amendment to Opexa’s certificate of incorporation is subject to and conditioned upon the approval and completion of the Merger.

Special Meeting of Opexa Shareholders

Opexa is obligated under the Merger Agreement to call, give notice of and hold a special meeting of its shareholders for the purpose of considering the issuance of shares of Opexa common stock, the Merger and the shareholder proposals discussed herein.

Acer Written Consent

Acer is obligated under the Merger Agreement to obtain written consents of its shareholders sufficient to adopt the Merger Agreement thereby approving the Merger and related transactions within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.

AGREEMENTS RELATED TO THE MERGER

Subscription Agreement

On June 30, 2017, prior to the execution of the Merger Agreement, Acer entered into the Subscription Agreement with certain current shareholders of Acer and certain new investors pursuant to which Acer agreed to sell, and the purchasers listed therein agreed to purchase, an aggregate of 1,655,162 shares of Acer common stock at a purchase price of $9.47 per share prior to the closing of the Merger for an aggregate purchase price of approximately $15.7 million.

The consummation of the financing contemplated by the Subscription Agreement is subject to certain conditions, including the satisfaction or waiver of each of the conditions to the consummation of the Merger set forth in the Merger Agreement and the parties to the Merger Agreement being ready, willing and able to consummate the Merger immediately after the closing of the financing, which include, among other items, (i) the SEC having declared effective the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part having been issued and remain pending, and (ii) the approval of the Opexa proposals set forth herein by Opexa shareholders.

The Subscription Agreement contains representations and warranties of Acer comparable to the representations and warranties of Acer in the Merger Agreement. The Subscription Agreement also contains customary representations and warranties of the purchasers.

Each purchaser’s obligation to purchase shares of Acer common stock from Acer pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

•	Acer’s representations and warranties in the Subscription Agreement being true and correct in all respects as of June 30, 2017 and as of the closing date for the financing, except where the failure of such representations to be so true and correct would not have a material adverse effect on Acer;

•	Acer having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by it under the Subscription Agreement;

•	the absence of any statute, rule, regulation, executive order, decree, ruling or injunction that prohibits the consummation of the sale of the shares to be sold in the financing;

•	Acer has obtained all consents and waivers necessary for the sale of the shares to be sold in the financing;

•	Acer has delivered to the purchasers, certain items at or prior to the closing of the financing;

•	each of the conditions to the consummation of the Merger set forth in the Merger Agreement having been satisfied or waived and the parties to the Merger Agreement being ready, willing and able to consummate the Merger immediately after the closing of the financing on the terms and conditions set forth therein; and

•	the actual subscription amount for each other purchaser under the Subscription Agreement having been released to Acer in accordance with the Subscription Agreement.

Acer’s obligation to sell shares of Acer common stock to each purchaser pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

•	the representations and warranties made by such purchaser being true and correct in all material respects as of June 30, 2017 and as of the closing date for the financing, subject to certain exceptions;

•	such purchaser having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by such purchaser under the Subscription Agreement;

•	the absence of any statute, rule, regulation, executive order, decree, ruling or injunction that prohibits the consummation of the sale of the shares to be sold in the financing;

•	such purchaser’s delivery to Acer of certain items at or prior to the closing of the financing;

•	each of the conditions to the consummation of the Merger set forth in the Merger Agreement having been satisfied or waived and the parties to the Merger Agreement being ready, willing and able to consummate the Merger immediately after the closing of the financing on the terms and conditions set forth therein;

•	the actual subscription amount for each purchaser under the Subscription Agreement having been released to Acer in accordance with the Subscription Agreement; and

•	the delivery to Acer by Piper Jaffray & Co., Acer’s placement agent in the financing, of a questionnaire at or prior to the closing of the financing.

The representations and warranties contained in the Subscription Agreement will terminate at the closing of the financing and only the agreements and covenants that by their terms survive the closing of the financing will survive.

The Subscription Agreement may be amended and its provisions waived by Acer and the purchasers party to the Subscription Agreement; provided, that if any waiver or amendment would have a material adverse effect on Opexa, the written consent of Opexa will be required for such waiver or amendment.

At any time prior to the closing of the financing, the Subscription Agreement may be terminated by any purchaser (with respect to itself only) by the mutual written consent of Acer and such purchaser; provided, however, that prior to the termination of the Merger Agreement, Acer will not agree to terminate the Subscription Agreement except with the prior written consent of Opexa (not to be unreasonably withheld, conditioned or delayed). The Subscription Agreement may also be terminated by any purchaser (with respect to itself only) if the closing of the financing or the Merger has not been consummated on or prior to 5:00 p.m., New York City time, on December 30, 2017, subject to certain exceptions. In addition, Acer or any purchaser (with respect to itself only) may terminate the Subscription Agreement if the purchase and sale of the shares pursuant to the Subscription Agreement would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction. The Subscription Agreement will automatically terminate upon the termination of the Merger Agreement.

Support Agreements

In connection with the execution of the Merger Agreement, Acer’s officers, directors and some shareholders of Acer who collectively beneficially own or control a majority of the voting power of Acer’s outstanding capital stock on an as-converted to common stock basis as of June 30, 2017 entered into support agreements with Opexa under which such parties have agreed to vote in favor of the Merger and the Merger Agreement and against any competing transaction.

In connection with the execution of the Merger Agreement, Opexa’s executive officer and directors also entered into support agreements with Acer under which such parties have agreed to vote in favor of the Opexa proposals set forth herein and against any competing transaction.

Each shareholder executing a support agreement has made representations and warranties to Opexa or Acer, as applicable, including with respect to ownership and unencumbered title to the shares subject to such agreement, such shareholder’s power and authority to execute the support agreement, due execution and enforceability of the support agreement, and ownership and unencumbered title to the shares. Unless otherwise waived, all of these support agreements prohibit the transfer, sale, assignment, gift or other disposition by the shareholder of their respective shares of Opexa or Acer capital stock, or the entry into an agreement or commitment to do any of the foregoing, subject to specified exceptions. Each Acer shareholder executing a support agreement has also waived its statutory appraisal rights in connection with the Merger.

The support agreements will terminate at the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

MATTERS BEING SUBMITTED TO A VOTE OF OPEXA SHAREHOLDERS

Opexa Proposal No. 1: Approval of the Issuance of Common Stock in the Merger

At the Opexa special meeting, Opexa shareholders will be asked to approve the issuance of Opexa common stock pursuant to the Merger Agreement. Immediately following the Merger, (a) current Opexa shareholders are expected to own approximately 11.2% of the common stock of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the common stock of the combined company (excluding any shares issued to current shareholders in Acer’s concurrent financing), and (c) the investors participating in Acer’s concurrent financing are expected to own approximately 25% of the common stock of the combined company (excluding any shares previously held by investors in the concurrent financing), each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. These estimates are based on the anticipated pre-split Exchange Ratio and post-split Exchange Ratios and are subject to adjustment.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Opexa common stock pursuant to the Merger Agreement are described in detail in the sections titled “The Merger Agreement” and “The Merger.”

Required Vote

The affirmative vote of the holders of a majority of the shares of Opexa common stock having voting power present in person or represented by proxy at the Opexa special meeting is required to approve Opexa Proposal No. 1. Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other. Therefore, the Merger cannot be consummated without the approval of Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Recommendation of Board of Directors

OPEXA’S BOARD OF DIRECTORS RECOMMENDS THAT THE OPEXA SHAREHOLDERS VOTE “FOR” OPEXA PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF OPEXA COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Opexa Proposal No. 2: Approval of the Change of Control Resulting from the Merger

At the Opexa special meeting, Opexa shareholders will be asked to approve the change of control resulting from the Merger. Immediately following the Merger (a) current Opexa shareholders are expected to own approximately 11.2% of the common stock of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the common stock of the combined company (excluding any shares issued to current shareholders in Acer’s concurrent financing), and (c) the investors participating in Acer’s concurrent financing are expected to own approximately 25% of the common stock of the combined company (excluding any shares previously held by investors in the concurrent financing), each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. These estimates are based on the anticipated pre-split Exchange Ratio and post-split Exchange Ratios and are subject to adjustment.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the change of control resulting from the Merger are described in detail in the sections titled “The Merger Agreement” and “The Merger.”

Required Vote

The affirmative vote of the holders of a majority of the shares of Opexa common stock having voting power present in person or represented by proxy at the Opexa special meeting is required to approve Opexa Proposal No. 2. Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other. Therefore, the Merger cannot be consummated without the approval of Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Recommendation of Board of Directors

OPEXA’S BOARD OF DIRECTORS RECOMMENDS THAT THE OPEXA SHAREHOLDERS VOTE “FOR” OPEXA PROPOSAL NO. 2 TO APPROVE THE CHANGE IN CONTROL RESULTING FROM THE MERGER.

Opexa Proposal No. 3: Approval of Increase in Number of Shares of Common Stock Available for Issuance Under Opexa’s Amended and Restated 2010 Stock Incentive Plan

Introduction

Opexa’s board of directors has adopted and is seeking the approval of Opexa’s shareholders of an amendment to Opexa’s Amended and Restated 2010 Stock Incentive Plan, or the 2010 Opexa Plan, to increase the number of shares of Opexa common stock that are available to be issued under the plan to 4,868,862 shares, without giving effect to the reverse split described in Opexa Proposal No. 5 (subject to adjustment for stock splits, stock dividends and similar events).

The total number of shares of Opexa common stock currently reserved for issuance under the 2010 Opexa Plan consists of:

•	1,103,125 shares of Opexa common stock; plus

•	the additional number of shares of Opexa common stock underlying stock options outstanding under Opexa’s June 2004 Compensatory Stock Option Plan, or the 2004 Plan, at the time the 2010 Opexa Plan was originally adopted in 2010 that are forfeited or terminate prior to exercise and would otherwise be returned to the share reserve under the 2004 Plan and any reserved shares not issued or subject to outstanding grants at the time the 2010 Opexa Plan was originally adopted in 2010, up to a maximum of 64,153 shares.

Opexa’s board of directors recommends this action in order to enable the combined company to provide competitive equity compensation following the Merger to attract and retain talented personnel, especially in the event of future acquisitions and anticipated future growth.

As of June 30, 2017, options to purchase 228,455 shares were outstanding under the 2010 Opexa Plan, 822,299 shares remained available for future issuance under the 2010 Opexa Plan, and 124,246 shares of common stock had been issued pursuant to restricted stock awards and option exercises thereunder. Stock options and restricted stock awards are the only types of awards that have been issued under the 2010 Opexa Plan.

A summary of the material terms of the 2010 Opexa Plan can be found beginning on page 223 of this proxy statement/prospectus/information statement under the heading “Management Following the Merger—Employment Benefit Plans—Opexa Amended and Restated 2010 Stock Incentive Plan.” The amendment to 2010 Opexa Plan was filed as an exhibit to the registration statement of which this proxy statement/prospectus/information statement forms a part. No amendments are proposed to the 2010 Opexa Plan other than the increase to the number of shares of Opexa common stock subject to the plan.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of transactions under the 2010 Opexa Plan. It does not describe all federal tax consequences under the 2010 Opexa Plan, nor does it describe state, local or foreign tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and Opexa will not have a deduction for federal corporate income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above, a “disqualifying disposition” occurs, and generally the optionee will realize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the option price thereof, and Opexa will be entitled to deduct such amount. If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment, or one year in the case of termination of employment by reason of disability. In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Statutory Options. With respect to non-statutory options under the 2010 Opexa Plan, no income is realized by the optionee at the time the option is granted. Generally,

•	at exercise, ordinary income is realized by the optionee in an amount equal to the excess of the fair market value of the shares of Opexa common stock acquired upon exercise over the aggregate exercise price for such shares on the date of exercise, and Opexa will receive a tax deduction for the same amount, and

•	at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held.

Stock Appreciation Rights. The grantee of a stock appreciation right recognizes no income for federal income tax purposes on the grant thereof. On the exercise of a stock appreciation right, the grantee will recognize as ordinary income the difference between the fair market value of Opexa common stock on the date of exercise and the exercise price of the stock appreciation right, multiplied by the number of shares of common stock subject to the stock appreciation right. If the grantee of a stock appreciation right does not exercise such right, the grantee will recognize as ordinary income the excess of the fair market value of Opexa common stock on the last day of the term of the stock appreciation right over the exercise price of the stock appreciation right, if any, multiplied by the number of shares of common stock subject to the stock appreciation right.

Restricted Stock Awards. The grantee of a restricted stock award recognizes no income for federal income tax purposes upon the receipt of common stock pursuant to that award, unless, as described below, the grantee otherwise elects. Instead, the grantee will recognize ordinary income in an amount equal to the fair market value of the common stock on the date that it is no longer subject to a substantial risk of forfeiture less the amount, if any, the grantee paid for such stock. Such fair market value becomes the basis for the underlying shares and will be used in computing any capital gain or loss upon the disposition of such shares (which will be long-term capital gain if the grantee holds the shares for more than one year after the date on which the shares are no longer subject to a substantial risk of forfeiture).

Alternatively, the grantee of a restricted stock award may elect, pursuant to Section 83(b) of the Internal Revenue Code, within 30 days of the acquisition of common stock pursuant to the restricted stock award, to include in gross income as ordinary income for the year in which the common stock is received, the fair market value of the common stock on the date it is received less the amount, if any, the grantee paid for such stock. Such fair market value will become the basis for the shares and will be used in determining any capital gain or loss upon the disposition of such shares (which will be long-term capital gain if the disposition is more than one year after the date the shares are received).

Subject to certain limitations, Opexa may deduct an amount equal to the amount recognized by the grantee of a restricted stock award as ordinary income for the year in which such income is recognized.

Restricted Stock Units. The grantee of a restricted stock unit recognizes no income for federal income tax purposes on the grant thereof. Upon the receipt of common stock or a cash payment in lieu of shares of stock pursuant to a restricted stock unit, the federal income tax laws applicable to restricted stock awards, described above, will apply to the extent that payment is made in stock that is restricted stock, and the federal income tax laws applicable to unrestricted stock awards will apply to the extent that the payment is made in cash or in stock that is unrestricted common stock.

Subject to certain limitations, Opexa may deduct an amount equal to the amount recognized by the grantee of a restricted stock unit as ordinary income for the year in which such income is recognized.

Performance Awards. The federal income tax laws applicable to stock-based performance awards are the same as those applicable to the form of award underlying the performance award.

Parachute Payments. The vesting or exercisability of any portion of any option or other award that is accelerated due to the occurrence of a change of control may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in Section 280G of the Code. In addition, any payments with respect to an option or other award that was granted within the one-year period prior to a change of control may also be treated as such parachute payments. Any such parachute payments may be non-deductible to Opexa, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment in addition to other taxes ordinarily payable.

Limitation on Deductions. As a result of Section 162(m) of the Code, Opexa’s deduction for certain awards under the 2010 Opexa Plan may be limited to the extent that a covered employee receives compensation in excess of $1,000,000 in such taxable year, other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code.

New Plan Benefits

Because the granting of awards under the 2010 Opexa Plan is discretionary, neither Opexa nor Acer can currently determine the number or type of awards to be granted in the future to any particular person or group if the amendment to the 2010 Opexa Plan is approved.

Required Vote

The affirmative vote of the holders of a majority of the shares of Opexa common stock having voting power present in person or represented by proxy at the Opexa special meeting is required to approve Opexa Proposal No. 3. Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other. Therefore, the Merger cannot be consummated without the approval of Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Recommendation of Board of Directors

OPEXA’S BOARD OF DIRECTORS RECOMMENDS THAT THE OPEXA SHAREHOLDERS VOTE “FOR” OPEXA PROPOSAL NO. 3 TO APPROVE THE INCREASE TO THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE PURSUANT TO THE 2010 OPEXA PLAN.

Opexa Proposal No. 4: Approval of Name Change

At the Opexa special meeting, holders of Opexa common stock will be asked to approve the amendment to the certificate of formation of Opexa to change the name of the corporation from “Opexa Therapeutics, Inc.” to

“Acer Therapeutics Inc.” by filing an amendment to the certificate of formation at the effective time of the Merger. A copy of the proposed amendment to Opexa’s certificate of formation is attached as Annex B to this proxy statement/prospectus/information statement. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Acer product candidates and product candidate pipeline following the consummation of the Merger. Acer management believes that the current name will no longer accurately reflect the business of Acer and the mission of Acer subsequent to the consummation of the Merger.

Required Vote

The affirmative vote of holders of a majority of the outstanding shares of Opexa common stock entitled to vote on the record date for the Opexa special meeting is required to approve Opexa Proposal No. 4. Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other. Therefore, the Merger cannot be consummated without the approval of Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Recommendation of Board of Directors

OPEXA’S BOARD OF DIRECTORS RECOMMENDS THAT OPEXA SHAREHOLDERS VOTE “FOR” OPEXA PROPOSAL NO. 4 TO APPROVE THE NAME CHANGE.

Opexa Proposal No. 5: Approval of the Amendment to the Certificate of Formation of Opexa Effecting the Reverse Stock Split.

General

At the Opexa special meeting, Opexa shareholders will be asked to approve an amendment to its certificate of formation effecting the reverse stock split of all issued and outstanding shares of Opexa common stock, which will reduce the number of shares of outstanding Opexa common stock in accordance with a ratio to be determined by Opexa’s board of directors within a range of one new share for every one to 15 shares of outstanding Opexa common stock (or any number in between). A copy of the proposed amendment to Opexa’s certificate of formation is attached as Annex C to this proxy statement/prospectus/information statement. This proposal is referred to as the reverse stock split proposal. Opexa’s board of directors has declared such proposed amendment to be advisable and has unanimously recommended that this proposed amendment be presented to Opexa shareholders for approval.

Assuming the shareholders approve the proposal, Opexa’s board of directors will have the sole discretion under Section 21.052(b-1) of the Texas Business Organizations Code as it determines to be in the best interest of Opexa and its shareholders, both to select the specific exchange ratio within the designated range of one to 15 (or any number in between) and also to decide whether or not to proceed to effect a reverse stock split or instead to abandon the proposed certificate of amendment altogether. If a certificate of amendment is filed with the Secretary of State of the State of Texas, the certificate of amendment to the certificate of formation will affect the reverse stock split by reducing the outstanding number of shares of the Opexa common stock by the ratio to be determined by Opexa’s board of directors, but will not increase the par value of the Opexa common stock, and will not change the number of authorized shares of Opexa common stock. Opexa’s board of directors’ decision to effect a reverse stock split is based on a number of factors, including market conditions, existing and expected trading prices for Opexa common stock and the applicable listing requirements of the NASDAQ Capital market.

The Opexa board of directors may determine to effect the reverse stock split, if it is approved by the shareholders, even if the other proposals to be acted upon at the meeting are not approved, including the Merger and the issuance of shares of Opexa common stock pursuant to the Merger Agreement.

Upon the effectiveness of the proposed amendment effecting the reverse stock split, or the reverse split effective time, every one to 15 shares (or any number in between) of Opexa common stock outstanding immediately prior to the reverse split effective time will be combined and reclassified into one share of Opexa common stock. The actions taken in connection with the reverse stock split will reduce the number of outstanding shares of Opexa common stock.

Purpose

Opexa’s board of directors believes that a reverse stock split is desirable for the following reasons:

•	the board of directors believes effecting the reverse stock split may be an effective means of raising the per share price of the common stock to comply with the listing requirements of The NASDAQ Capital Market; and

•	the board of directors believes that a higher stock price may help generate investor interest in Opexa’s common stock.

Opexa’s common stock is currently listed on The NASDAQ Capital Market. Acer has filed an initial listing application with NASDAQ to seek listing for the combined company on The NASDAQ Capital Market upon the closing of the Merger. According to the applicable rules and regulations of The NASDAQ Stock Market LLC, an issuer must apply for initial listing following a transaction in which the issuer combines with a non-NASDAQ listed entity, resulting in a change of control of the issuer and potentially allowing the non-NASDAQ listed entity to obtain a NASDAQ listing. Furthermore, the listing standards of The NASDAQ Capital Market will require Opexa to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. Opexa’s board of directors expects that a reverse stock split of Opexa common stock will increase the market price of Opexa common stock so that Opexa is able to maintain compliance with the relevant listing requirements of The NASDAQ Capital Market upon completion of the Merger.

Additionally, on April 10, 2017, Opexa received a letter from the listing qualifications department staff of the NASDAQ Stock Market notifying Opexa that for the prior 30 consecutive business days the bid price of Opexa’s common stock had closed below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ listing rule 5550(a)(2). Opexa was provided 180 calendar days, or until October 9, 2017, to regain compliance with the minimum bid price rule (i.e., by Opexa’s common stock maintaining a closing bid price of $1.00 per share or more for a minimum of ten consecutive business days during the grace period, or such longer period of time as the NASDAQ staff may require). Opexa’s board believes that maintaining the listing of Opexa’s common stock on the NASDAQ Capital Market is in the best interests of Opexa and its shareholders. If Opexa’s common stock were delisted from the NASDAQ Capital Market, Opexa’s board believes that the liquidity in the trading market for the common stock could be significantly decreased, which could reduce the trading price.

On August 7, 2017, the closing price of Opexa common stock was $0.93 per share. Opexa’s board of directors also believes that an increase in the market price of Opexa common stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of Opexa common stock and will encourage interest and trading in Opexa common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, investors may also be dissuaded from purchasing lower priced stock because the brokerage commissions, as a percentage of the total transaction, tend to be higher. Opexa’s board of directors believes that the anticipated higher market price expected to result from a reverse stock split will reduce, to some extent, the negative effects of the policies and practices of institutional investors and brokerage houses described above on the liquidity and marketability of Opexa common stock.

Opexa cannot predict whether the reverse stock split will increase the market price of Opexa common stock. Furthermore, there can be no assurance that: (i) the market price per share following the reverse stock split would rise in proportion to the reduction in the number of shares of Opexa common stock outstanding due to the reverse stock split; (ii) the market price per share following the reverse stock split would meet the minimum bid price required for continued listing on The NASDAQ Capital Market or, if met, that the price would remain above the minimum for a sustained period of time; (iii) Opexa would otherwise meet the requirements of The NASDAQ Stock Market LLC for listing on The NASDAQ Capital Market even if the per share market price of Opexa common stock after the reverse stock split meets the required minimum price; (iv) the reverse stock split would result in a per share price that would attract brokers and investors who do not trade in lower-priced stock; and (v) the liquidity of Opexa common stock would not be harmed by the reduced number of shares outstanding after the reverse stock split.

The market price of Opexa common stock will also be based on Opexa’s performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Opexa common stock declines, the percentage decline as an absolute number and as a percentage of Opexa overall market capitalization may be greater than would occur in the absence of the proposed reverse stock split.

Opexa’s Discretion to Effect the Reverse Stock Split

If the reverse stock split proposal is approved by the Opexa shareholders, the proposed amendment will be effected, if at all, only upon a determination by Opexa’s board of directors that a reverse stock split within a range of one for every one to 15 shares of Opexa common stock (or any number in between) remains in the best interests of Opexa and its shareholders based on the factors described above. Notwithstanding shareholders’ approval of the reverse stock split proposal, Opexa’s board of directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Texas not to effect the reverse stock split of Opexa common stock, as permitted under Section 21.052(b-1) of the Texas Business Organizations Code.

The ratio of the reverse stock split, if approved and implemented, will be at a ratio to be determined by the Opexa board of directors in consultation with Acer. In determining the reverse stock split ratio, the Opexa board of directors will consider numerous factors including:

•	the historical and projected performance of Opexa’s common stock;

•	prevailing market conditions;

•	general economic and other related conditions prevailing in Opexa’s industry and in the marketplace;

•	the projected impact of the selected reverse stock split ratio on trading liquidity in Opexa’s common stock;

•	Opexa’s ability to comply with NASDAQ Capital Market listing requirements, both with respect to the proposed Merger with Acer and the current bid price deficiency;

•	Opexa’s capitalization (including the number of shares of common stock issued and outstanding);

•	the prevailing trading price for Opexa’s common stock and the volume level thereof; and

•	potential devaluation of Opexa’s market capitalization as a result of a reverse stock split.

The purpose of asking for authorization to implement the reverse stock split at a ratio to be determined by Opexa’s board of directors, as opposed to a ratio fixed in advance, is to give Opexa’s board the flexibility to take into account then-current market conditions and changes in the price of Opexa’s common stock and to respond to other developments that may be deemed relevant when considering the appropriate ratio.

Principal Effects of the Reverse Stock Split

The proposed form of amendment to the certificate of formation of Opexa effecting the reverse stock split is set forth in Annex C to this proxy statement/prospectus/information statement.

If the reverse split is effected, it will be effected simultaneously for all outstanding shares of Opexa common stock and the reverse stock split ratio will be the same for all shares of Opexa common stock. The reverse stock split will affect all of Opexa shareholders uniformly and will not affect any shareholder’s percentage ownership interests in Opexa, except to the extent that the reverse stock split results in any of Opexa shareholders owning a fractional share. Common stock combined pursuant to the reverse stock split will remain fully paid and nonassessable. The number of shareholders of record will not be affected by the proposed reverse stock split (except to the extent that any shareholders holds only a fractional share interest after the application of the reverse stock split and receives cash for such interest). We are not proposing the reverse stock split as the first step in a “going private” transaction. The reverse stock split will not affect the number of authorized shares of Opexa common stock, which will continue to be authorized pursuant to the certificate of formation of Opexa. Because the number of authorized shares of common stock will not be proportionally reduced by the reverse stock split, one of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares that are unissued relative to those that are issued. This could result in Opexa’s management being able to issue more shares without further shareholder approval, unless required by applicable law.

If the reverse stock split is implemented, the number of shares of common stock subject to outstanding options and warrants issued by Opexa, and the number of shares reserved for future issuance under Opexa’s 2010 Stock Incentive Plan, will be reduced by the same ratio as the reduction in the outstanding shares. Correspondingly, the exercise price for individual outstanding options and warrants will, on a per share basis, be proportionally increased (i.e., the aggregate exercise price for all outstanding options and warrants will be unaffected, but following a reverse stock split such exercise price will apply to a reduced number of shares).

Opexa has no current plans, arrangements or understandings to issue shares that will be available and unreserved after the completion of the Merger and the other transactions described in this proxy statement/prospectus/information statement, other than in connection with the Merger and to satisfy obligations under the combined company’s warrants and employee stock options from time to time as such warrants and options are exercised.

Opexa will continue to be subject to the periodic reporting requirements of the Exchange Act after the reverse stock split. Opexa common stock will continue to be listed on The NASDAQ Capital Market under the symbol “OPXA.” After completion of the Merger, Opexa expects to be renamed “Acer Therapeutics Inc.” and to trade on The NASDAQ Capital Market under the symbol “ACER.”

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the certificate of amendment is approved by Opexa shareholders, Opexa will file the certificate of amendment with the Secretary of State of the State of Texas at such time as Opexa may determine to be the appropriate effective time for the reverse stock split. The reverse split would become effective immediately upon filing of the certificate of amendment on the date of filing of the certificate of amendment. Opexa may delay effecting the reverse stock split without resoliciting shareholder approval.

Beginning at the reverse split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares. Except as explained below with respect to fractional shares, at the reverse split effective time, shares of Opexa common stock issued and outstanding immediately prior to the reverse split effective time will be combined and reclassified, automatically and without any action on the part of the shareholders, into a lesser number of new shares of Opexa common stock in accordance with the reverse stock split ratio within a range of one to 15 shares of Opexa common stock (or any number in between) for every one outstanding share of Opexa common stock.

As soon as practicable after the effective date of the reverse split, Opexa shareholders will be notified that the reverse stock split has been effected. Opexa expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing their pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Opexa. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares.

OPEXA SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Opexa shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the common stock (on a post-reverse-split basis) on The NASDAQ Capital Market on the last trading day prior to the effective date of the reverse split or, if such price is not available, the average of the last bid and asked prices of the common stock on such day or other price determined by Opexa’s board of directors. The ownership of a fractional share will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Shareholders should be aware that, under the escheat laws of the various jurisdictions where shareholders reside, where Opexa is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Opexa or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Consequences

The par value per share of Opexa common stock will remain unchanged at $0.01 per share after the reverse stock split. As a result, at the effective time of the reverse split, the stated capital on Opexa’s balance sheet attributable to Opexa common stock will be reduced proportionately based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split (and disregarding the impact of shares of Opexa common stock issued in the Merger), net income or loss per share, and other per share amounts will be increased because there will be fewer shares of Opexa common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split will be recast to give retroactive effect to the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of Opexa’s board of directors or contemplating a tender offer or other transaction for the combination of Opexa with another company), the reverse stock split proposal is not being proposed in response to any effort of which Opexa is aware to accumulate shares of Opexa common stock or obtain control of Opexa, nor is it part of a plan by management to recommend a series of similar amendments to Opexa’s board of directors and shareholders, other than to complete the Merger with Acer. Other than the reverse stock split proposal and the other proposals set forth in this proxy statement/prospectus/information statement pertaining to the Merger, Opexa’s board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Opexa.

No Appraisal Rights

Under the Texas Business Organizations Code, Opexa shareholders are not entitled to appraisal rights with respect to the reverse stock split, and Opexa will not independently provide shareholders with any such right.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a discussion of material U.S. federal income tax consequences of the reverse stock split to holders of Opexa common stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS each as in effect as of the date of this proxy statement/prospectus/information statement. These authorities are subject to differing interpretations or change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Opexa common stock.

This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of an Opexa common shareholder. In addition, it does not address consequences relevant to holders of Opexa common stock that are subject to particular rules, including, without limitation:

•	persons who hold their Opexa common stock in a functional currency other than the U.S. dollar;

•	persons who hold Opexa common stock that constitutes “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons holding Opexa common stock as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction or other integrated or risk reduction transactions) consisting of shares of Opexa common stock and one or more other positions;

•	persons who are not U.S. Holders as defined below;

•	banks, insurance companies, mutual funds, tax-exempt entities, financial institutions, broker-dealers;

•	real estate investment trusts or regulated investment companies;

•	persons who do not hold their Opexa common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	partnerships or other entities classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations or other pass-through entities (including hybrid entities);

•	persons who acquired their Opexa common stock pursuant to the exercise of compensatory options or in other compensatory transactions;

•	persons who acquired their Opexa common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	persons who acquired their Opexa common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and

•	persons who hold their Opexa common stock through individual retirement accounts or other tax-deferred accounts.

This discussion is limited to holders of Opexa common stock that are U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Opexa common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Opexa common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership you should consult your tax advisor regarding the tax consequences to you.

In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the reverse stock split, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax law consequences of the reverse stock split, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the reverse stock split (whether or not they are in connection with the reverse stock split), and (v) the tax consequences to holders of options, warrants or similar rights to purchase Opexa common stock.

IN LIGHT OF THE FOREGOING HOLDERS OF OPEXA COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder of Opexa common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Opexa common stock, as discussed below. A U.S. Holder’s aggregate tax basis in the shares of Opexa common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Opexa common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Opexa common stock), and such U.S. Holder’s holding period in the shares of Opexa common stock received should include the holding period in the shares of Opexa common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Opexa common stock surrendered to the shares of Opexa common stock received in a recapitalization pursuant to the reverse stock split. U.S. Holders of shares of Opexa common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder of Opexa common stock that receives cash in lieu of a fractional share of Opexa common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Opexa common stock surrendered that is allocated to such fractional share of Opexa common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Opexa common stock surrendered exceeded one year at the effective time of the reverse stock split.

Information Reporting and Backup Withholding

A U.S. Holder of Opexa common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the reverse stock split. The current backup withholding rate is 28 percent. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form or (iii) certifies the holder is otherwise exempt from backup withholding. U.S. Holders of Opexa common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the shareholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder of Opexa common stock’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding see your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

Required Vote

The affirmative vote of holders of a majority of the outstanding shares of Opexa common stock entitled to vote on the record date for the Opexa special meeting is required to approve Opexa Proposal No. 5. Each of Opexa Proposal Nos. 1, 2, 3, 4 and 5 are conditioned upon each other. Therefore, the Merger cannot be consummated without the approval of Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Recommendation of Board of Directors

OPEXA’S BOARD OF DIRECTORS RECOMMENDS THAT OPEXA SHAREHOLDERS VOTE “FOR” OPEXA PROPOSAL NO. 5 TO APPROVE THE REVERSE STOCK SPLIT.

Opexa Proposal No. 6: Approval of Possible Adjournment of the Opexa Special Meeting

If Opexa fails to receive a sufficient number of votes to approve Opexa Proposal Nos. 1, 2, 3, 4 and 5, Opexa may propose to adjourn the Opexa special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Opexa Proposal Nos. 1, 2, 3, 4 and 5. Opexa currently does not intend to propose adjournment at the Opexa special meeting if there are sufficient votes to approve Opexa Proposal Nos. 1, 2, 3, 4 and 5.

Required Vote

The affirmative vote of the holders of a majority of the shares of Opexa common stock having voting power present in person or represented by proxy at the Opexa special meeting is required to approve Opexa Proposal No. 6.

Recommendation of Board of Directors

OPEXA’S BOARD OF DIRECTORS RECOMMENDS THAT THE OPEXA SHAREHOLDERS VOTE “FOR” OPEXA PROPOSAL NO. 6 TO ADJOURN THE OPEXA SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF OPEXA PROPOSAL NOS. 1, 2, 3, 4 and 5.

OPEXA BUSINESS

Overview

Opexa is a biopharmaceutical company that has historically focused on developing personalized immunotherapies with the potential to treat major illnesses, including multiple sclerosis, or MS, as well as other autoimmune diseases such as neuromyelitis optica, or NMO. These therapies are based on Opexa’s proprietary T-cell technology. Information related to Opexa’s product candidates, Tcelna® and OPX-212, is preliminary and investigative. Tcelna and OPX-212 have not been approved by the U.S. Food and Drug Administration, or the FDA, or other global regulatory agencies for marketing.

On October 28, 2016, Opexa announced that its Phase IIb clinical trial, or Abili-T, of its lead product candidate, Tcelna, in patients with secondary progressive MS, or SPMS, did not meet its primary endpoint of reduction in brain volume change, or atrophy, nor did it meet the secondary endpoint of reduction of the rate of sustained disease progression. Abili-T was a 183-patient, randomized, double-blind, placebo-controlled Phase IIb study that was conducted at 35 clinical trial sites in the U.S. and Canada and designed to evaluate the safety and efficacy of Tcelna (imilecleucel-T) in patients with SPMS. Patients in the Tcelna arm of the study received two annual courses of Tcelna treatment consisting of five subcutaneous injections per year. Opexa completed enrollment of the Abili-T study in May 2014 and un-blinded the results from the study in late October 2016. Tcelna was considered safe and well tolerated.

After further analysis of the data from the Abili-T trial, Opexa has determined that it will not move forward with further studies of Tcelna in SPMS at this time. Resulting from the disappointing clinical trial results, Opexa implemented cost-cutting measures including several reductions in workforce, an assignment of its facility lease and the sale of certain assets. Opexa’s current development activities are limited to undertaking a review of its preclinical program for OPX-212 for the treatment of NMO and the related T-cell platform, in addition to completing the strategic process with Acer.

Opexa has incurred net losses in each year since its inception. As of March 31, 2017, Opexa had an accumulated deficit of approximately $162.2 million. Substantially all of Opexa’s net losses, including those incurred during the periods presented in financial statements included in this proxy statement/prospectus/information statement, have resulted from costs incurred in connection with Opexa’s research and development programs and from general and administrative costs associated with its operations.

As a consequence of the disappointing results from the Abili-T trial, Opexa’s board of directors began evaluating its strategic options to maximize shareholder value, including the possibility of seeking a merger, a sale of the company or all or some of its assets and/or distributing some or all of Opexa’s remaining cash through either a dividend or a liquidation of Opexa.

Opexa management conducted a process of identifying and evaluating potential strategic combinations, or other transactions, with biotechnology companies. On June 30, 2017, Opexa, Merger Sub and Acer entered into a Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Acer, with Acer becoming a wholly-owned subsidiary of Opexa and the surviving corporation in the Merger. If the Merger is completed, the business of Opexa will become the business of Acer as described in this proxy statement/prospectus/information statement under the caption “Acer Business.”

If the Merger is not completed, Opexa will reconsider its strategic alternatives and could pursue one of the following courses of action, which Opexa currently believes to be the most likely alternatives if the Merger with Acer is not completed:

•	Pursue another strategic transaction. Opexa may resume its process of evaluating a potential merger, reorganization or other business combination transaction.

•	Dissolve and liquidate its assets. If Opexa does not believe it can find a suitable alternate merger partner in the near-term, Opexa may dissolve and liquidate its assets. Opexa would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash remaining to distribute to shareholders after paying the Opexa obligations and setting aside funds for reserves.

Until the proposed Merger with Acer is completed, Opexa cannot predict whether or to what extent it might resume drug development activities, or what its future cash needs would be for any such activities.

NMO—OPX-212

In addition to Opexa’s clinical development program for Tcelna, Opexa has been developing OPX-212 as an autologous T-cell immunotherapy for the treatment of NMO. This program is in the preclinical development stage and Opexa has conducted IND-enabling activities. Such activities have been suspended currently.

NMO is an autoimmune disorder in which immune system cells and antibodies attack astrocytes leading to the secondary destruction of nerve cells, or axons, in the optic nerves and the spinal cord. OPX-212 is specifically tailored to each patient’s immune response to a protein, aquaporin-4 expressed by astrocytes, which is the targeted antigen in NMO. In NMO, the immune system recognizes aquaporin-4 as foreign, thus triggering the attack. Opexa believes a mechanism of action of OPX-212 may be to reduce the number and/or regulate aquaporin-4 reactive T-cells, or ARTC, thereby reducing the frequency of clinical relapses and subsequent progression in disability.

Patients with NMO present with acute, often severe, attacks of blindness in one or both eyes followed within days or weeks by varying degrees of paralysis in the arms and legs. Most patients have relapsing attacks (separated by months or years with partial recovery), with usually sequential index episodes of optic neuritis, or ON, and myelitis. A relapsing course is more frequent in women, and nearly 90% of patients are female (typically late middle-aged). It is estimated that there are approximately 4,800 cases of NMO in the U.S. NMO has a worldwide estimated prevalence of 1-2 people per 100,000 population.

There are currently no FDA-approved therapies for NMO. An initial attack is usually treated with a combination of corticosteroids and/or by plasma exchange to limit the severity of the attack. Although not approved for NMO, some physicians may utilize an immunosuppressant such as Rituximab as long-term therapy to provide protection from increasing neurological impairments through relapse.

OPX-212 could be manufactured using ImmPath, Opexa’s proprietary method for the production of an autologous T-cell product, which comprises the collection of a blood product from the NMO patient and the expansion of ARTC from the blood product. Upon completion of the manufacturing process, ARTC are cryopreserved in dose-equivalents until required for use. On demand, a dose-equivalent is thawed, formulated and attenuated by irradiation before being returned to the patient for subcutaneous injection, with the express purpose of inducing a regulatory immune response to reduce the frequency and/or function of pathogenic ARTC.

Opexa initiated development activities for OPX-212, its drug development candidate for NMO, in 2014 and has achieved a number of regulatory and early development milestones to date, which include conducting a pre-Investigational New Drug application (pre-IND) meeting with the U.S. FDA. Assuming it advances to clinical development, Opexa believes OPX-212 for NMO would qualify for Orphan drug designation, and Opexa would also expect to apply for Fast Track designation.

In November 2015, Opexa announced that it had completed an animal study as part of its preclinical development activities to support OPX-212 in NMO. The results of this study show that T-cell immunotherapy with attenuated antigen-specific T-cells suppress the T-cell response to Aquaporin-4 (AQP4) in a dose-dependent manner, compared to vehicle control, as measured by reduction in both aquaporin-4 reactive T-cell (ARTC) proliferation and associated cytokine activity. The results were statistically significant.

As part of its preclinical development activities for OPX-212, Opexa conducted a bioactivity study to demonstrate the ability of T-cell immunotherapy using attenuated T-cells to suppress a T-cell response to the NMO-associated autoantigen, AQP4. No animal model of NMO has been described that exhibits both endogenous T-cell dependent immunity and autoantibody production to AQP4 and that subsequently leads to the immunopathology and clinical symptoms observed in human NMO. To study the bio-activity of attenuated T-cells on AQP4 T-cell immunity, mice were pre-treated with attenuated antigen-specific T-cells and subsequently primed with AQP4 antigen.

In NMO, activated T-cells (ARTC) mount an attack against Aquaporin-4, the autoantigen in NMO, leading to secondary demyelination of nerve fibers within the optic nerves and the spinal cord, resulting in the clinical symptoms of the disease. Opexa’s therapeutic approach is to suppress or reduce the number of these activated ARTC in patients with NMO. The results of the preclinical animal study provide evidence that T-cell immunotherapy reduces the level of activated ARTC in a murine (mouse) model.

Other Opportunities

Opexa’s proprietary T-cell technology has enabled it to develop intellectual property and a comprehensive sample database that may enable discovery of novel biomarkers associated with MS. Depending upon the outcome of further feasibility analysis, the T-cell platform may have applications in developing treatments for other autoimmune disorders. While the primary focus of Opexa has been on the development of Tcelna in SPMS, as well as its development plans for OPX-212 in NMO, it is possible that the T-cell platform could be expanded into other autoimmune diseases as well as used in connection with potentially in-licensing other novel technologies.

Licenses, Patents and Proprietary Rights

In 2001, Opexa entered into an agreement with Baylor College of Medicine for the exclusive worldwide license to a patient-specific, autologous T-cell immunotherapy for the treatment of MS, which is the initial T-cell technology on which Tcelna is based, including rights to certain patents held by Baylor. In consideration for the right and license to commercially exploit such technology, Opexa agreed to pay the following (per scenario 1 of the license agreement): (i) a 2% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products is less than or equal to $500 million; (ii) a 1% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products exceed $500 million; (iii) a 1% royalty on net sales of licensed patent pending products sold by Opexa or its affiliates; and (iv) a 1% royalty on net sales of licensed patented products or licensed patent pending products sold by any sublicensees of Opexa. Unless earlier terminated, the Baylor license agreement expires in 2025 upon expiration of the last of the licensed patent rights.

Opexa believes that proprietary protection of its technologies is critical to the development of its business. Opexa continues to protect its intellectual property through patents and other appropriate means. Opexa relies upon trade-secret protection for certain confidential and proprietary information and takes active measures to control access to that information. Opexa currently has non-disclosure agreements with all of its employees, consultants, vendors, advisory board members and CROs.

The initial T-cell technology on which Tcelna is based was originally discovered by researchers at Baylor College of Medicine in Houston, Texas. Opexa has since expanded the development of technology related to Tcelna and T-cell technology. Currently, Opexa holds or has been licensed approximately 160 issued patents (inclusive of United States and international jurisdictions), including patents held by Opexa with respect to the specificity and veracity of antigens that have been discovered. Opexa also possesses substantial proprietary know-how surrounding the Tcelna development and manufacturing processes that is maintained as a trade secret. Consequently, Opexa considers barriers to entry, relative to Tcelna for the treatment of MS, to be high.

Opexa’s patent portfolio tracks its scientific development programs in autoimmune disease treatments, with an initial focus on MS. Opexa believes that its scientific platform is adaptable in that any T-cell dependent autoimmune disease with known specific antigens, such as rheumatoid arthritis, may be a candidate for treatment, and Opexa believes that its patent strategy is readily extendable to address these additional indications.

Competition

The development of therapeutic agents for human disease is intensely competitive. Major pharmaceutical companies currently offer a number of pharmaceutical products to treat MS and other diseases for which Opexa’s technologies may be applicable. Many pharmaceutical and biotechnology companies are investigating new drugs and therapeutic approaches for the same purposes, which may achieve new efficacy profiles, extend the therapeutic window for such products, alter the prognosis of these diseases, or prevent their onset. Opexa believes that its products, when and if successfully developed, will compete with these products principally on the basis of improved and extended efficacy and safety and their overall economic benefit to the health care system. Opexa expects competition to increase. Opexa believes that its most significant competitors will be fully integrated pharmaceutical companies and more established biotechnology companies. Smaller companies may also be significant competitors, particularly through collaborative arrangements with large pharmaceutical or biotechnology companies. Some of Opexa’s primary competitors in the current treatment of, and in the development of treatments for, MS include Biogen-Idec, Roche Holdings AG, Elan, Merck-Serono, Teva, Bayer/Schering AG and Novartis. Some of Opexa’s primary competitors in the development of treatments for NMO include Alexion, Biogen-Idec, Chugai Pharmaceuticals, Roche Holdings AG and Astra Zeneca.

Sales and Marketing

Opexa may choose to partner with large biotech or other pharmaceutical companies for sales and marketing, if and when applicable, or alternatively develop its own sales force to market its cell therapy products in the U.S. Given the concentration of MS treatment among a relatively small number of specialized neurologists in the U.S., Opexa believes that a modest size sales force would be sufficient to market an MS product in the U.S.

Government Regulation

Opexa’s research and development activities and the future manufacturing and marketing of its potential products is, and will be, subject to regulation for safety and efficacy by a number of governmental authorities in the U.S. and other countries.

In the U.S., pharmaceuticals, biologicals and medical devices are subject to FDA regulation. The Federal Food, Drug and Cosmetic Act, as amended, and the Public Health Service Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing in human subjects, manufacture, safety, efficacy, labeling, storage, export, record keeping, approval, marketing, advertising and promotion of Opexa’s potential products. Product development and approval within this regulatory framework take a number of years and involve significant uncertainty combined with the expenditure of substantial resources.

FDA Approval Process

Opexa will need to obtain FDA approval of any therapeutic product it plans to market and sell. The FDA will only grant marketing approval if it determines that a product is both safe and effective. The testing and approval process will require substantial time, effort and expense. The steps required before any products may be marketed in the U.S. include:

Preclinical Laboratory and Animal Tests. Preclinical tests include laboratory evaluation of the product candidate and animal studies in specific disease models to assess the potential safety and efficacy of the product candidate as well as the quality and consistency of the manufacturing process.

Submission to the FDA of an Investigational New Drug Application, or IND, Which Must Become Effective Before U.S. Human Clinical Trials May Commence. The results of the preclinical tests are submitted to the FDA, and the IND becomes effective 30 days following its receipt by the FDA, as long as there are no questions, requests for delay or objections from the FDA. The sponsor of an IND must keep the FDA informed during the duration of clinical studies through required amendments and reports, including adverse event reports.

Adequate and Well-Controlled Human Clinical Trials to Establish the Safety and Efficacy of the Product Candidate. Clinical trials, which test the safety and efficacy of the product candidate in humans, are conducted in accordance with protocols that detail the objectives of the studies, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Any product candidate administered in a U.S. clinical trial must be manufactured in accordance with cGMP.

The protocol for each clinical study must be approved by an independent Institutional Review Board, or IRB, at the institution at which the study is conducted, and the informed consent of all participants must be obtained. The IRB will consider, among other things, the existing information on the product candidate, ethical factors, the safety of human subjects, the potential benefits of the therapy and the possible liability of the institution.

Clinical development is traditionally conducted in three sequential phases, which may overlap:

•	In Phase I, product candidates are typically introduced into healthy human subjects or into selected patient populations (i.e., patients with a serious disease or condition under study, under physician supervision) to test for adverse reactions, dosage tolerance, absorption and distribution, metabolism, excretion and clinical pharmacology.

•	Phase II involves studies in a limited population of patients with the disease or condition under study to (i) determine the efficacy of the product candidates for specific targeted indications and populations, (ii) determine optimal dosage and dosage tolerance and (iii) identify possible and common adverse effects and safety risks. (Phase II may divided into Phase IIa and Phase IIb studies to address these issues.) When a dose is chosen and a candidate product is found to have preliminary evidence of effectiveness, and to have an acceptable safety profile in Phase II evaluations, Phase III trials begin.

•	Phase III trials are undertaken to develop additional safety and efficacy information from an expanded patient population, generally at multiple study sites. This information obtained is used to develop a better understanding of the risks and benefits of the product candidate and to determine appropriate labeling for use.

Based on clinical trial progress and results, the FDA may request changes or may require discontinuance of the trials at any time if significant safety issues arise.

Submission to the FDA of Marketing Authorization Applications and FDA Review. The results of the preclinical studies and clinical studies are submitted to the FDA as part of marketing approval authorization applications such as New Drug Applications (NDAs) or Biologics License Applications (BLAs). The FDA will evaluate such applications for the demonstration of safety and effectiveness. A BLA is required for biological products subject to licensure under the Public Health Service Act and must show that the product is safe, pure and potent. In addition to preclinical and clinical data, the BLA must contain other elements such as manufacturing materials, stability data, samples and labeling. FDA approval of a BLA is required prior to commercial sale or shipment of a biologic. A BLA may only be approved once the FDA examines the product and inspects the manufacturing establishment to assure conformity to the BLA and all applicable regulations and standards for biologics.

The time for approval may vary widely depending on the specific product candidate and disease to be treated, and a number of factors, including the risk/benefit profile identified in clinical trials, the availability of alternative treatments, and the severity of the disease. Additional animal studies or clinical trials may be requested during the FDA review period, which might add substantially to the review time.

The FDA’s marketing approval for a product is limited to the treatment of a specific disease or condition in specified populations in certain clinical circumstances, as described on the approved labeling. The approved use is known as the “indication.” After the FDA approves a product for the initial indication, further clinical trials may be required to gain approval for the use of the product for additional indications. The FDA may also require post-marketing testing (Phase IV studies) and surveillance to monitor for adverse effects, which could involve significant expense. The FDA may also elect to grant only conditional approval.

Ongoing Compliance Requirements

Even after product approval, there are a number of ongoing FDA regulatory requirements, including:

•	Registration and listing;

•	Regulatory submissions relating to changes in an NDA or BLA (such as the manufacturing process or labeling) and annual reports;

•	Adverse event reporting;

•	Compliance with advertising and promotion restrictions that relate to drugs and biologics; and

•	Compliance with GMP and biological product standards (subject to FDA inspection of facilities to determine compliance).

Other Regulations

In addition to safety regulations enforced by the FDA, Opexa is also subject to regulations under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act and other present and potential future foreign, federal, state and local regulations. For instance, product manufacturing establishments located in certain states also may be subject to separate regulatory and licensing requirements.

Outside the U.S., Opexa will be subject to regulations that govern the import of drug products from the U.S. or other manufacturing sites and foreign regulatory requirements governing human clinical trials and marketing approval for products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements vary widely from country to country.

Research and Development

Research and development expenses for the years ended December 31, 2016 and 2015 were approximately $6.5 million and $10.0 million, respectively, mainly reflecting the costs of the operation of the Abili-T clinical trial for Tcelna in patients with SPMS.

Organizational History

Opexa has a limited operating history. Opexa’s predecessor company for financial reporting purposes was formed on January 22, 2003 to acquire rights to an adult stem cell technology. In November 2004, Opexa acquired Opexa Pharmaceuticals, Inc. and its MS treatment technology. To date, Opexa has focused on developing its T-cell technology for MS and NMO and has not generated any commercial revenues from operations.

Employees

As of June 30, 2017, Opexa had two full-time employees. None of Opexa’s employees are represented by a union or covered by a collective bargaining agreement.

Properties

Through January 2017, Opexa leased a 10,200 square foot facility located on three acres at 2635 Technology Forest Boulevard in The Woodlands, Texas. This location provided space for research and development and manufacturing capacity for clinical trials; a specialized Flow Cytometry and Microscopy lab; support of clinical trials with 800 square feet of cGMP manufacturing suites; Quality Systems management with a Quality Control Laboratory, Regulatory Affairs, and Quality Assurance; as well as administrative support space. Approximately 2,500 square feet of space remained available for future build-out. Opexa leased the facility for a term ending in September 2020 with two options for an additional five years each at the then prevailing market rate.

On February 1, 2017, Opexa assigned the facility lease to a third party, who assumed from Opexa all of its remaining rights and obligations under the lease. In connection with the lease assignment, Opexa also sold certain furniture, fixtures and equipment (including laboratory and manufacturing equipment) as well as its laboratory supplies located at its corporate headquarters to the third party for cash consideration. In light of the evaluation of its strategic options following the release of data from the Abili-T clinical study, Opexa deemed it advisable to reduce its office, R&D and manufacturing space and corresponding rent obligations. As a result, Opexa is currently using temporary office space in the same facility but does not have any long-term arrangements.

Legal Proceedings

Opexa is not currently a party to any material legal proceedings.

ACER BUSINESS

Overview

Acer is a pharmaceutical company that acquires, develops and intends to commercialize therapies for serious rare diseases with significant unmet medical need. Acer is committed to delivering life-changing benefits to patients who lack appropriate treatment options. Acer’s late-stage clinical pipeline includes two candidates for severe genetic disorders for which there are few or no FDA-approved treatments: EDSIVO™ (celiprolol) for vascular Ehlers-Danlos Syndrome, or vEDS, and ACER-001 (a fully taste-masked formulation of sodium phenylbutyrate) for urea cycle disorders, or UCD, and Maple Syrup Urine Disease, or MSUD. There are no FDA-approved drugs for vEDS and MSUD and limited options for UCD, which collectively impact more than 4,000 patients in the United States. Acer’s products have clinical proof-of-concept and mechanistic differentiation, and Acer intends to seek approval for them in the United States by using the regulatory pathway established under section 505(b)(2) of the FFDCA that allows an applicant to rely for approval at least in part on third-party data, which is expected to expedite the preparation, submission, and approval of a marketing application.

The following table summarizes the characteristics, next anticipated step in the regulatory approval process and Acer’s expected timing for market approval in the United States for its product candidates:

Acer expects to fund its development of EDSIVO for vEDS through the submission of a new drug application, or NDA, through a combination of its current cash and cash being raised in the concurrent financing. In order to advance ACER-001 for the treatment of UCD and MSUD, Acer will require additional capital.

Acer’s Strategy

Acer’s goal is to become a leading pharmaceutical company that acquires, develops and commercializes therapies for the treatment of rare diseases with significant unmet medical need. The key elements of Acer’s strategy include:

•	Focus on orphan and ultra-orphan opportunities with significant unmet need;

•	Accelerate development timelines and costs, while reducing risk;

•	Provide differentiated products that create value;

•	Protect its assets via intellectual property protections and regulatory and market exclusivities; and

•	Commercialize its products in geographies that make strategic sense.

Acer plans to continue evaluating external opportunities to acquire or license in order to enhance its pipeline and leverage its business development, clinical development, regulatory and commercial expertise. Acer believes its management team has the capability and experience to continue to execute this model. Acer’s management team has extensive orphan drug experience, and members of its management team have worked in other public biotechnology companies such as BioMarin Pharmaceutical Inc., Genzyme Corporation, ImmunoGen, Inc., GenVec, Inc., Novelos Therapeutics, Inc., Abgenix, Inc., and Seattle Genetics, Inc.

Product Candidates

EDSIVO

Background

Acer’s most advanced product candidate is EDSIVO (celiprolol) for the treatment of the vEDS. EDSIVO is a selective adrenergic modulator and a New Chemical Entity, or NCE, in the United States. Celiprolol is currently approved in the European Union for the treatment of hypertension and angina. Ehlers-Danlos syndrome, or EDS, is an inherited disorder caused by mutations in the genes responsible for the structure, production, or processing of collagen, an important component of the connective tissues in the human body, or proteins that interact with collagen. EDS is a spectrum disorder where patients present with various forms, the most serious of which is vEDS, also known as EDS type IV, which is generally caused by a mutation in the COL3A1 gene. vEDS causes abnormal fragility in blood vessels, which can give rise to aneurysms, abnormal connections between blood vessels known as arteriovenous fistulas, arterial dissections, and spontaneous vascular ruptures, all of which can be potentially life-threatening. Gastrointestinal and uterine fragility or rupture also commonly occur in vEDS patients. Spontaneous arterial rupture has a peak incidence in the third or fourth decade of life in vEDS patients, but may occur earlier and is the most common cause of sudden death in vEDS patients. The median survival age of vEDS patients in the United States is 51 years, with arterial rupture being the most common cause of sudden death.

Pregnancy-related complications also occur in women with vEDS and include arterial dissection or rupture, uterine rupture, hemorrhage, premature rupture of membranes, lacerations, and complications during and after surgery.

Diagnosis and Incidence

vEDS is diagnosed through clinical observation, which is usually confirmed by mutational analysis of the COL3A1 gene. In the absence of a family history of the disorder, however, most vEDS patients are not diagnosed until the occurrence of an arterial aneurysm or dissection, bowel perforation, or organ rupture. As a result, it has been difficult to precisely measure the incidence or prevalence of vEDS in any population. Studies estimate the prevalence of vEDS as ranging from approximately 1 in 90,000 to 1 in 250,000. In 2017, Acer commissioned a patient-finder study that identified 2,200 vEDS patients in the United States from an analysis of commercially available patient claims data. Based on that information, Acer estimates a prevalence of vEDS in the United States of approximately 1 in 140,000.

Current Treatment Options for vEDS

Currently, there are no approved pharmacologic therapies in the United States or the European Union for the treatment of vEDS. Medical intervention for vEDS focuses on surgery, symptomatic treatment, genetic counseling and prophylactic measures, such as avoiding intense physical activity, scuba diving and violent sports. Arterial, digestive or uterine complications in vEDS patients typically require immediate hospitalization, observation in an intensive care unit, and sometimes surgery. Pregnant women with vascular EDS are considered to be at risk and receive special care.

While vEDS patients are encouraged to take steps to minimize the chances of an arterial rupture or dissection, there are no pharmacologic options to reduce the likelihood of such an event, and accordingly all current treatments for vEDS focus on the repair of arterial ruptures or dissection. Therefore, patients must adopt a “watch and wait” approach following any confirmed diagnosis. Unfortunately, many of these arterial events have high mortality associated with them, and thus, a pharmacologic intervention that reduces rate of events would be clinically meaningful.

EDSIVO for Treatment of vEDS

Rationale for EDSIVO™ Treatment in vEDS

In 2004, researchers at AP-HP in Paris, France, observed that the innermost layers of the arterial walls of vEDS patients are abnormally thin, which can explain the risk of arterial dissection or rupture. This observation led to the proposal of celiprolol, a selective adrenergic modulator (or beta 1 antagonist, beta 2 agonist) approved in the European Union for the treatment of hypertension and angina, as a potential treatment for vEDS. The investigators aimed to assess the preventive effect of celiprolol for major cardiovascular events in patients with vEDS via a multicenter, prospective, randomized, open trial with blinded evaluation of clinical events designed trial, which is referred to herein as the Ong trial.

Fifty-three participants were enrolled in the Ong trial and randomized at eight centers in France and one center in Belgium. Patients were randomly assigned to a five-year intervention, receiving either celiprolol or no treatment. Patients assigned to the control group received the same attention as those assigned to the celiprolol group, but did not receive celiprolol or any beta blocker. Thirty-three of the 53 patients participating in the study had proven mutations in the COL3A1 gene. Of those patients with proven mutations, demographic and arterial characteristics did not differ from those of the study population as a whole. The duration of follow-up was five years or until the first qualifying cardiac or arterial event. The primary endpoint was a composite of cardiac or arterial events (rupture or dissection, fatal or not) during follow-up. Secondary endpoints were gastrointestinal or uterine rupture. The study was ended early after a consensus decision of the safety monitoring board, the methodologist of AP-HP, and the principal investigator because significant differences were recorded between the treatment group and the control group after 64 months. As described in the tables below, in 5 of 25 patients on celiprolol a primary endpoint was recorded, compared with 14 of 28 patients in the control group. The hazard ratio, or HR, for event free survival was 0.36, (95% CI 0.15–0.88; p=0.040), meaning that with celiprolol the risk of having a cardiac or arterial event was reduced by 64% compared to control. Combined primary and secondary endpoints affected 6 patients on celiprolol and 17 patients in the control group, (HR 0.31; 95% CI 0.14–0.71; p=0.010):

As described in the table below, in the 33 patients with COL3A1 mutations, the primary endpoint was noted in 2 of the 13 patients in the treatment group, compared with 11 of the 20 patients in the control group, (HR 0.24; 95% CI 0.08–0.71; p=0.041). Combined primary and secondary endpoints were recorded in 3 of 13 patients on celiprolol and 14 of the patients in the control group, (HR 0.25; 95% CI 0.10–0.64; p=0.017), correlating to a three times reduction in arterial events among treated patients compared to non-treated patients. The results in the trial did not vary significantly between those patients who had a confirmed mutation in the COL3A1 gene versus the overall 53-patient population:

AP-HP granted Acer an exclusive right to access and use the data generated by the Ong trial. Acer has conducted a retrospective, source verified analysis of that data and believes that it is consistent with the published results of the Ong trial.

The precise mechanism of action of celiprolol in vEDS patients is not known. Celiprolol is a cardioselective beta1 antagonist, with beta2 agonist vasodilatory properties, meaning it demonstrates antihypertensive and antianginal activity; however, it lacks the typical side effects of beta1 antagonists, such as bronchoconstriction, depression of left ventricular function, and peripheral vasoconstriction, likely a result of its beta2 agonist activity. Accordingly, investigators initially surmised that celiprolol would reduce central blood pressure and thus mechanical load on collagen fibers within the arterial wall, thereby reducing the risk of arterial dissection and rupture. However, celiprolol did not decrease brachial blood pressure or heart rate. Moreover, systolic and pulse pressures substantially increased after treatment, which is consistent with findings of celiprolol treatment in normotensive individuals, or individuals with normal blood pressure. Celiprolol’s lack of blood pressure lowering in normotensive people was explained by its beta2-adrenoceptor agonist properties. The impact of the beta1 antagonist and beta2 agonist properties of celiprolol are known to vary among individuals with high blood pressure and those with normal blood pressure. In individuals with high blood pressure, the beta1 antagonist properties predominate resulting in a reduction in blood pressure; however, in mildly hypertensive or healthy individuals, the beta2 agonist properties predominate, which does not induce a reduction in blood pressure. Most of the patients enrolled in the Ong trial had normal blood pressure at inclusion, and thus, the protective effect of celiprolol was found unlikely to be through blood pressure lowering. Researchers have hypothesized that another possible mechanism to explain the benefit patients experienced while treated with celiprolol in the Ong trial is the strong associations between beta-adrenergic receptors and transforming growth factor, or TGF, beta pathways. Chronic stimulation of beta2 receptors might enhance collagen synthesis through increased expression of TGF-beta. Thus, in response to celiprolol, an increase of collagen synthesis might have strengthened the arterial wall, thereby reducing its susceptibility to rupture.

Acer does not believe that there are any other drugs approved or in development in the United States or Europe that have a similar mechanism of action to celiprolol:

Registration Plan

Celiprolol has not been approved for any indication in the United States. Celiprolol has been approved for the treatment of hypertension in the European Union since 1984. An NDA for celiprolol for the treatment for hypertension was submitted by Aventis Pharms SA to the FDA in 1987, but was withdrawn prior to FDA review and ultimately not approved. Acer has obtained from Aventis Pharma SA the exclusive right to reference the celiprolol data included in the marketing authorization dossier filed with and approved by the U.K. Medicines and Healthcare Products Regulatory Agency, or MHRA. Acer has also licensed from AP-HP exclusive worldwide rights to the data from the Ong trial.

Acer intends to seek FDA approval for celiprolol for the treatment of vEDS by submitting an NDA under Section 505(b)(2) of the FFDCA, referred to as a 505(b)(2) NDA, where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. FDA interprets this to mean that an applicant may rely for approval on data in published literature or on the FDA’s finding of safety or effectiveness of a previously approved drug product owned by a third party. Use of third-party data would minimize the amount of original data Acer would be required to generate and shorten the time needed for preparation, submission, and review of the marketing applications.

In September 2015, Acer met with the FDA to discuss the existing clinical data for EDSIVO. At that meeting, the FDA agreed that additional clinical development is not needed and stated that Acer may submit a 505(b)(2) NDA for EDSIVO for the treatment of vEDS. In addition, the FDA advised Acer that no significant additional work would be required for the chemistry, manufacturing and controls, nonclinical or pharmacology sections of the NDA. The FDA also indicated to Acer at that time that it expected that the 505(b)(2) NDA for EDSIVO would qualify for priority review, which provides an expedited six-month review cycle, instead of the traditional 10-month cycle, for a drug that treats a serious condition and demonstrates the potential to be a significant improvement in safety or effectiveness of the treatment, prevention, or diagnosis of the condition. The FDA determines whether an application will receive priority review at the time the application is submitted. Acer expects to submit to the FDA the 505(b)(2) NDA for EDSIVO for the treatment of vEDS in the first half of 2018.

ACER-001

Background

Acer’s product candidate ACER-001 is a fully-taste masked formulation of sodium phenylbutyrate, or NaPB, designed to treat Urea Cycle Disorders, or UCD, and Maple Syrup Urine Disease, or MSUD. NaPB is currently approved in the United States and the European Union to treat patients with UCD.

Urea Cycle Disorders (UCD)

Background

The urea cycle is a series of biochemical reactions that occurs in the liver, which converts toxic ammonia produced by the breakdown of protein and other nitrogen-containing molecules in the human body into urea for excretion. UCD are a group of disorders caused by genetic mutations that result in a deficiency in one of the six enzymes that catalyze the urea cycle, which can lead to an excess accumulation of ammonia in the blood stream, a condition known as hyperammonemia. Acute hyperammonemia can cause lethargy, somnolence, coma, and multi-organ failure, while chronic hyperammonemia can lead to headaches, confusion, lethargy, self-chosen vegetarian diet, failure to thrive, behavioral changes, and learning and cognitive deficits. Common symptoms of both acute and chronic hyperammonemia also include seizures and psychiatric symptoms.

Diagnosis and Incidence

The diagnosis of UCD is based on clinical observations, confirmed by biochemical and molecular genetic testing. A plasma ammonia concentration of 150 µmol/L or higher associated with a normal anion gap and a normal plasma glucose concentration is an indication for the presence of UCD. Plasma quantitative amino acid analysis and measurement of urinary orotic acid can distinguish between the various types of UCD. A definitive diagnosis of UCD depends on either molecular genetic testing or measurement of enzyme activity. Molecular genetic testing is possible for all urea cycle defects. Studies suggest that the incidence of UCD in the United States ranges between 1 in 35,000 live births to 1 in 8,200 live births.

Current Treatment Options for UCD

The current treatment of UCD consists of dietary management to limit ammonia production in conjunction with medications that provide alternative pathways for the removal of ammonia from the bloodstream. Dietary protein must be carefully monitored and some restriction is necessary; too much dietary protein causes excessive ammonia production. However, if protein intake is too restrictive or insufficient calories are provided, the body will break down lean muscle mass to obtain the amino acids or energy it requires, which can also lead to excessive ammonia in the blood stream. Dietary management may also include supplementation with special amino acid formulas developed specifically for UCD, which can be prescribed to provide approximately 50% of the daily dietary protein allowance. Some patients may also require individual branched chain amino acid supplementation.

Medications for UCD primarily comprise nitrogen scavenger drugs, which are substances that provide alternative excretion pathways for nitrogen by bypassing the urea cycle. The use of these alternative pathways for nitrogen removal is important for the management of acute episodes of hyperammonemia and are also included as part of a long-term treatment regime for UCD patients. Current nitrogen scavenger treatments for UCD are based on sodium benzoate or phenylbutyrate, which conjugate with glycine and glutamine, respectively, allowing for urinary excretion of nitrogen as hippurate and phenylacetylglutamine, respectively.

According to a 2016 study by Shchelochkov et al., published in Molecular Genetics and Metabolism Reports, while nitrogen scavenging medications are effective in helping to manage UCD, non-compliance with treatment is common. Reasons given for non-compliance include the unpleasant taste associated with medications, the frequency with which medication must be taken and the high cost of the medication.

Phenylbutyrate is available as both NaPB, which is marketed as Buphenyl®, and glycerol phenylbutyrate, which is marketed as Ravicti®. While a study provided by Horizon Therapeutics, Inc. in the Ravicti package insert involving 46 adults with UCD demonstrated that Buphenyl and Ravicti were similarly effective in controlling the blood level of ammonia over a 24-hour period, many patients who take their medicine orally prefer Ravicti, as it is significantly more palatable than Buphenyl. However, the cost of Ravicti—approaching $600,000 to $800,000 per patient per year—is prohibitive.

ACER-001 for Treatment of UCD

Rationale for ACER-001 Treatment in UCD

ACER-001 is a proprietary, immediate release, taste-masked suspension formulation of NaPB. Buphenyl, a non-taste masked formulation of NaPB, has been approved by the FDA for UCD with demonstrated efficacy and safety in UCD patients of all ages. Acer believes that if it is approved, ACER-001’s taste-masked properties will make it a compelling alternative to existing phenylbutyrate-based treatments, as the unpleasant taste associated with NaPB is cited as a major impediment to patient compliance with those treatments.

Registration Plan

Acer intends to initially seek FDA approval to market ACER-001 in the United States using a 505(b)(2) NDA through which Acer may reference data from an application previously approved by the FDA. Acer also intends to seek approval in the European Union and potentially other territories outside the United States, after the 505(b)(2) NDA for treatment of UCD is filed. Because the FDA has approved an NDA for NaPB, which is referred to as the reference listed drug or RLD, Acer intends to rely on the RLD’s pre-clinical and clinical safety data, while supplementing the data with a bridging study that demonstrates bioequivalence of ACER-001 to NaPB.

Acer plans to undertake a clinical study designed to evaluate the bioequivalence of ACER-001 and NaPB in healthy adult male and female subjects in fed and fasted states. Under the protocol, subjects will be randomized to one of four sequences, which will determine study treatment. There will be a minimum 12-hour washout period between the treatment periods for each sequence.

The safety of ACER-001 will also be evaluated in this study, which Acer plans to initiate in the first half of 2018.

Maple Syrup Urine Disease (MSUD)

Background

Maple syrup urine disease, or MSUD, is a rare inherited disorder caused by defects in the mitochondrial branched-chain ketoacid dehydrogenase complex, which results in elevated blood levels of the branched-chain amino acids, or BCAA, leucine, valine, and isoleucine, as well as the associated branded-chain ketoacids, or BCKA, in a patient’s blood. Left untreated, this can result in neurological damage, mental disability, coma or death. There are currently no approved pharmacologic therapies in the United States or the European Union for MSUD. Treatment of MSUD consists primarily of a severely restricted diet to limit the intake of BCAA, with aggressive medical interventions when blood-levels of BCAA or BCKA become elevated. The most severe presentation of MSUD, known as “classic” MSUD, accounts for 80% of cases and can result in neonatal onset with encephalopathy and coma. Although metabolic management of the disease is possible via a highly restrictive diet, the outcome is unpredictable and a significant portion of affected individuals are mentally impaired or experience neurological complications.

Studies indicate that MSUD affects an estimated 1 in 185,000 infants worldwide. The disorder occurs more frequently in the Old Order Mennonite population, with an estimated incidence of about 1 in 380 newborns, and the Ashkenazi Jewish population, with an estimated incidence of 1 in 26,000. Approximately 3,000 patients suffer from MSUD worldwide, of whom approximately 800 are located in the United States.

ACER-001 for Treatment of MSUD

Rationale for ACER-001 Treatment in MSUD

Therapy with NaPB in UCD patients has been associated with a selective reduction in BCAA despite adequate dietary protein intake.

Based on this clinical observation, investigators at Baylor College of Medicine, or BCM, explored the potential of NaPB treatment to lower BCAA and their corresponding BCKA in patients with MSUD. The investigators found that BCAA and BCKA were both significantly reduced following NaPB therapy in control subjects and in patients with MSUD, although there was no simple correlation between the patients’ levels of residual enzymatic activity with the response of plasma BCAA and their BCKA to NaPB. NaPB demonstrated a statistically significant reduction of leucine in all three healthy subjects and in three out of the five MSUD patients who participated in the trial. The reduction in leucine, the most toxic of the BCAAs, in the three responsive MSUD patients ranged between 28-34%, which is considered by clinicians to be a meaningful response.

Registration Plan

Acer intends to seek FDA approval to market ACER-001 for the treatment of MSUD in the United States by submitting a 505(b)(2) NDA through which Acer may be able to rely on the preclinical and clinical safety data from the RLD’s NDA while supplementing the data with additional pharmokinetic, pharmodynamic, efficacy and safety data specifically in the MSUD population. Acer also intends to seek approval in the European Union and other territories outside the United States, including the EU, after the supplemental NDA for treatment of MSUD is filed.

ACER-001 Clinical Development in MSUD Patients

Subject to its ability to generate sufficient capital resources, Acer intends to support a 505(b)(2) NDA for ACER-001 for the treatment of MSUD by submitting an IND in 2018 that will include protocols for the following four clinical trials:

Study One

This multicenter, open-label, uncontrolled clinical trial will enroll approximately 60 subjects with MSUD ages 8 to 48 years, who have baseline blood leucine levels >150 µmol/L, while achieving steady-state leucine intake via a restricted diet. All subjects will receive ACER-001 for 7 days. Response will be defined as a greater than or equal to 30% decrease in blood leucine from baseline. Acer anticipates that at day seven, 40 subjects will be identified as responders.

Study Two

This multicenter, double-blind, placebo-controlled study will enroll approximately 40 subjects with MSUD who responded to sodium phenylbutyrate in Study 1. After a washout period from Study 1, subjects will be randomized equally to either ACER-001 or placebo for 4 weeks. Efficacy will be assessed by the mean change in blood leucine level from baseline to week four in the ACER-001-treated group as compared to the mean change in the placebo group.

Study Three

This multicenter, open-label, uncontrolled clinical trial will enroll approximately 20 subjects with MSUD who did not respond to sodium phenylbutyrate in Study 1. After a washout period from Study 1, subjects will undergo six weeks of forced dose-titration with three different doses of ACER-001. Treatments will consist of three consecutive two-week courses of ACER-001 at increasing doses above the top dose studied in Study 1. Blood leucine levels will be monitored after two weeks of treatment at each dose level.

Study Four

This multicenter, open-label, extension study will enroll up to 60 subjects who respond to ACER-001 treatment in Study 1 and complete Study 2, and any subjects from Study 3 who are identified as responders following dose titration. Blood leucine levels will be monitored every four weeks, and additional safety information will be collected.

Commercialization Strategy

Assuming the FDA approves EDSIVO and ACER-001, Acer expects that the majority of vEDS, UCD and MSUD patients will be treated at tertiary care centers, and therefore can be addressed with a targeted sales force. vEDS patients will primarily be treated by vascular medicine or cardiology specialists, while the UCD and MSUD patients will primarily be managed by metabolic geneticists and dietitians. Acer intends to build its own commercial infrastructure in the United States to target these centers, and will evaluate whether to commercialize in other geographies itself or with an experienced partner.

Competition

The pharmaceutical industry is highly competitive. Acer faces competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Given the significant unmet medical need for novel therapies to treat vEDS, UCD, and MSUD, many companies, public and private universities and research organizations are actively engaged in the discovery, research and development of product candidates to treat these conditions. As a result, there are and will likely continue to be extensive resources invested in the discovery and development of new products to treat these unmet medical needs. Acer anticipates facing intense and increasing competition as new products enter the market and advanced technologies become available.

Acer is not aware of any other companies that are pursuing a treatment for vEDS. Acer’s potential competitors and the related stage of development for their product candidates in Acer’s other target indications include the following:

•	UCD: Horizon Pharma plc / SOBI, Inc. (Marketed); Promethera Biosciences S.A./N.V. (Phase 2); Aeglea BioTherapeutics Inc. (Phase 1/2); Dimension Therapeutics Inc. (Phase 1/2); PhaseRx, Inc. (Phase 1); Synlogic, Inc. (preclinical)

•	MSUD: Synlogic, Inc. (preclinical)

Many of Acer’s competitors, either alone or with strategic partners, have or will have substantially greater financial, technical and human resources than Acer. Accordingly, Acer’s competitors may be more successful than Acer in developing or marketing products and technologies that are more effective, safer or less costly. Additionally, Acer’s competitors may obtain regulatory approval for their products more rapidly and may achieve more widespread market acceptance. These companies also compete with Acer in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and patient registration for clinical studies and acquiring technologies complementary to, or necessary for, Acer’s programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

There are other non-pharmaceutical therapeutic approaches that are used or may be used for Acer’s targeted indications. For example, liver transplantation may be used in some cases to treat UCD or MSUD in pediatric patients who have developed acute liver failure. Other products in clinical development or marketed for other indications may be used in conjunction with Acer’s product candidates if Acer is able to identify potential market opportunities of interest. For example, a study that is currently enrolling vEDS patients at AP-HP includes adding irbesartan, an angiotensin II receptor blocker, with celiprolol, to provide supplemental vascular protection and thus reduce recurrence of arterial events in vEDS patients.

Acer believes that the key competitive factors that will affect the development and commercial success of its product candidates are efficacy, safety and tolerability profile, convenience in dosing, product labeling, price, and the availability of reimbursement.

Licenses and Royalties

Baylor College of Medicine License

In April 2014, Acer obtained exclusive rights to patents and certain other intellectual property relating to ACER- 001 and preclinical and clinical data, through an exclusive license agreement with BCM. Under the terms of the agreement, as amended, Acer has worldwide exclusive rights to develop, manufacture, use, sell and import products incorporating the licensed intellectual property. The license agreement requires Acer to make upfront and annual payments to BCM, reimburse certain of BCM’s legal costs, make payments upon achievement of defined milestones, and pay royalties on net sales of any developed product over the royalty term.

Aventis Pharma SA

In June 2016, Acer entered into an agreement with Aventis Pharma SA granting Acer the exclusive access and exclusive right to use the data included in the marketing authorization application dossier filed with and approved by the MHRA in 1986 for the treatment of mild to moderate hypertension pursuant to the UK regulatory approval procedure, for the sole purpose of allowing Acer to further develop, manufacture, register and commercialize celiprolol in the U.S. and Brazil for the treatment of EDS, Marfan syndrome and Loeys-Dietz syndrome. Acer has paid in full for the exclusive access and right to use the data.

Assistance Publique—Hôpitaux de Paris (AP-HP)

In August 2016, Acer entered into an agreement with the AP-HP granting Acer the exclusive worldwide rights to access and use data from the Ong trial. Acer intends to use this pivotal clinical data to support an NDA filing for EDSIVO for the treatment of vEDS. The agreement requires Acer to make certain upfront payments to AP-HP, reimburse certain of AP-HP’s costs, make payments upon achievement of defined milestones and pay royalties on net sales of celiprolol over the royalty term.

Manufacturing

Acer contracts with third parties for the manufacture, testing and storage of its product candidates and intends to continue to do so in the future. Acer does not own and has no plans to build its own manufacturing capabilities for clinical or commercial supply. Because Acer relies on contract manufacturers, it has hired consultants with extensive technical, manufacturing, analytical, regulatory and quality assurance and control experience to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for its regulatory submissions.

Intellectual Property

EDSIVO™

Acer intends to protect its commercial rights in the U.S. via multiple pathways. Acer believes that it will be eligible for NCE Exclusivity, which provides upon approval of a drug five years of marketing exclusivity during which time the FDA will not approve another drug with the same active ingredient, regardless of the indication for use, in the United States. In January 2015, the FDA granted EDSIVO Orphan Drug Designation, which provides upon the approval of a drug intended to treat a rare condition seven years of marketing exclusivity during which time the FDA will not approve the same drug for the same indication, unless it demonstrates clinical superiority. Orphan Drug Exclusivity does not prevent the FDA from approving the same drug for a different indication, or a different drug for the same indication. NCE Exclusivity and Orphan Drug Exclusivity run concurrently. Furthermore, EDSIVO may qualify for an additional six months of Pediatric Exclusivity in the United States, which requires the submission of one or more studies that meet requirements to be specified by the FDA in a Written Request for pediatric studies. Pediatric Exclusivity can be obtained either before or after NDA approval. Pediatric Exclusivity is attached to the end of an existing exclusivity and runs consecutively. Acer may also consider making modifications to the formulation to obtain additional intellectual property. While unapproved drugs may be imported into the United States under specified circumstances, such as for use in clinical studies under a valid and effective IND or for further manufacture into an IND drug or an approved drug, Acer intends to aggressively assert its rights, via regulatory and legal means, to limit the importation of non-FDA approved versions of celiprolol. Acer intends to provide a robust patient assistance program, or PAP, to offset costs associated with a high priced therapeutic to minimize the incentive for vEDS patients in the United States to seek to obtain celiprolol elsewhere.

ACER-001

Acer obtained exclusive rights to certain patents and other intellectual property from BCM for the use of NaPB for the treatment of inborn errors of BCAA metabolism, including MSUD.

The licensed patent covers methods and compositions for treating humans (and animals) with various formulations and prodrugs of NaPB for inborn errors of BCAA metabolism, including MSUD, and does not expire until 2030. Acer made filings in the geographic regions that represent the largest incidence and prevalence of MSUD: United States, selected countries in Europe (including Turkey) and Brazil. BCM has been issued one patent in each of the United States and the European Union with respect to ACER-001, each of which was exclusively licensed to Acer pursuant to its agreement with BCM.

Acer filed a formulation patent application with respect to ACER-001 in January 2016 and plans to seek further patent protection in major markets, including the United States and the European Union.

Acer also expects to benefit from potential commercial exclusivity afforded to the first drug approved after obtaining Orphan Drug Designation for the treatment of MSUD. Orphan Drug Exclusivity provides upon the approval of a drug intended to treat a rare condition seven years of marketing exclusivity during which time the FDA will not approve the same drug for the same indication, unless it demonstrates clinical superiority, in the U.S. and ten years in the European Union post approval. Orphan Drug Exclusivity does not prevent the FDA from approving the same drug for a different indication, or a different drug for the same indication. NCE Exclusivity and Orphan Drug Exclusivity run concurrently. Acer was granted Orphan Drug Designation for ACER-001 for the treatment of MSUD by the FDA in August 2014.

Furthermore, Acer may qualify to receive an additional six months of Pediatric Exclusivity in the U.S., which runs consecutively to an existing exclusivity, and an additional two years in the European Union.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the use of unapproved drugs, pre-clinical and clinical studies, development, testing, quality control, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, import, and export of pharmaceutical products such as those Acer is developing. The process for obtaining approvals or authorizations to market a drug product in the United States and in foreign countries and jurisdictions, along with pre- and post-approval compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. Acer’s product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, Acer’s activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of approval requirements within the European Union are addressed uniformly, while country-specific requirements must also be met.

U.S. Drug Approval Process. In the United States, the FDA regulates drugs under the FFDCA and the FDA’s implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining marketing approvals and pre- and post-approval compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time before or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold on a clinical study or studies, issuance of a warning letter or untitled letter, product recall, product seizure, total or partial suspension of production or distribution, injunction, fines, refusals or cancellation of government contracts, restitution, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s current good laboratory practice, or cGLP, regulations;

•	submission to the FDA of an IND to which the FDA has no objections and which must become effective before clinical trials in the United States may begin;

•	approval by an IRB at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication in accordance with the FDA’s current Good Clinical Practice, or cGCP, regulations, IND regulations, and human subject protection regulations;

•	submission to the FDA of an NDA;

•	satisfactory review by an FDA advisory committee, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with the FDA’s current Good Manufacturing Practice, cGMP, regulation and to assure that the methods used in, and the facilities and controls used for, manufacture, processing, and packing are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies. Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical trial protocol, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises questions or concerns, including concerns that human research subjects will be exposed to unreasonable health risks, related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials. Clinical trials involve the administration of the investigational new drug to patients under the supervision of qualified investigators in accordance with IND regulations and human subject protection regulations as well as cGCP standards, which include the requirement that all research patients provide their informed consent for their participation in any clinical trial and that an IRB approve each study before it begins. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve each protocol and protocol amendment for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three or four sequential phases, which may overlap or be combined:

Phase 1: The drug is initially introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion or, on occasion, in patients with severe problems or life-threatening disease to gain an early indication of its effectiveness.

Phase 2: The drug is administered to a limited patient population to preliminarily evaluate the efficacy of the product for a specific targeted disease, gather additional safety information and to determine dosage tolerance, optimal dosage and method of delivery.

Phase 3: The drug is administered to a larger patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product to determine effectiveness, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product and ultimately to support approval.

Phase 4: In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug. Such post approval trials are typically referred to as Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious and unexpected adverse reactions occur. Trial sponsors must monitor other information including published as well as unpublished scientific papers, reports from foreign regulatory authorities and reports of foreign commercial marketing experience for the investigational drug and notify the FDA and clinical trial investigators of certain information. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within a specified period, or at all. Furthermore, the FDA may impose a clinical hold on one or more or all of the clinical studies or the sponsor may suspend or terminate a clinical trial or development of an investigational product at any time for a variety of reasons, including a finding that the research patients are being exposed to an unacceptable health risk. Development, or the aspects of development, that are affected by the clinical hold may not continue unless and until the sponsor addresses all of the FDA’s concerns and has been notified that the hold is removed. Similarly, an IRB can suspend or terminate its approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the protocol or the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Nearly all Phase 3 trials and some other trials are overseen by a DSMB, which is composed of doctors, statisticians, and others who are independent of the clinical trial sponsor. Similar to IRBs, the DSMBs review the progress of a clinical trial and participant safety, but they also review data on the effectiveness of the drug being studied. DSMB members can stop a trial early if safety concerns arise or if they determine that the trial should be stopped due to “futility” meaning that the trial will not be able to answer the question or questions it set out to explore.

Concurrent with clinical trials, companies may need to complete additional animal trials and must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be completed to establish an expiration date and demonstrate that the drug candidate does not undergo unacceptable deterioration prior to the expiration date.

The NDA Approval Process. Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA to support approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee.

The FDA is required to conduct a preliminary review of an NDA within the first 60 days after submission, before accepting it for filing, to determine whether it is sufficiently complete to permit substantive review. The FDA may accept the NDA for filing, potentially refuse to file the NDA due to deficiencies but work with the applicant to rectify the deficiencies (in which case the NDA is filed upon resolution of the deficiencies) or refuse to file the NDA. The FDA must notify the applicant of a refusal to file decision within 60 days after the original receipt date of the application. If the FDA refuses to file the NDA the applicant may resubmit the NDA with the deficiencies addressed. The resubmitted NDA is considered a new application subject to a new ten-month review goal, as described below. If the NDA is resubmitted for the same product (by the same person) a new application fee will not be required. The resubmitted application is also subject to review before the FDA accepts it for filing. Once an NDA is accepted for filing, the FDA begins an in-depth substantive review. Under the Prescription Drug User Fee Act, or PDUFA, and the FDA’s commitments under the current PDUFA Reauthorization Act, the FDA has a goal of reviewing and acting on 90% of standard non-priority NDA applications within ten months from the filing date of the NDA.

The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for its intended use and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation in response to specific questions raised by the FDA, which may include whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA inspects the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect and audit data at one or more clinical sites to evaluate the integrity of the data and confirm compliance with cGCP.

After the FDA evaluates the NDA and conducts its inspections, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug subject to specific prescribing information for specific indications and, if applicable, specific post-approval requirements. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. After receiving a Complete Response Letter, the applicant must decide within twelve months (subject to extension), if it wants to resubmit the NDA addressing the deficiencies identified by the FDA in the Complete Response Letter, withdraw the NDA, or request an opportunity for a hearing to challenge the FDA’s determination. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than Acer interprets data.

The FDA also may require implementation of a REMS to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The drug testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent marketing approval. The FDA may not grant marketing approval on a timely basis, or at all.

Even if the FDA approves a product, it may limit the approved indications for use for the product. The FDA requires that the approved product labeling include information regarding contraindications, warnings or precautions. It may also, require that post-approval studies, including Phase 4 clinical trials, including a long-term registry, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications or labeling claims or manufacturing changes may be subject to further testing requirements and FDA review and approval. Also after approval, the FDA may require labeling changes as new information becomes known, particularly if new risks are identified, such as unexpected adverse events. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-marketing studies and programs or other information that may become known after approval.

Hatch-Waxman Exclusivity. The Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, amended the FFDCA and established abbreviated pathways to market, as well as incentives for the development of new drug products. The Hatch-Waxman Amendments established section 505(b)(2) of the FFDCA that provides an alternative pathway for submission of an NDA, referred to as the 505(b)(2) application, when some or all of the safety and efficacy investigations relied on for approval were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Amendments also established the abbreviated new drug application, or ANDA, approval pathway, which provides an expedient route for generic drugs that have the same active ingredient as a previously approved drug. At the same time, to incentivize continued pharmaceutical innovation, the Hatch-Waxman Amendments authorized periods of market exclusivity to protect certain approved new drugs from competition for five or three year periods.

Under the Hatch-Waxman Amendments, a new drug containing an active ingredient that had never before been approved in any other NDA, ANDA, or 505(b)(2) NDA is provided five years of market exclusivity upon approval. The FDA refers to this exclusivity as NCE Exclusivity. During the NCE Exclusivity period, the FDA cannot approve an ANDA or a 505(b)(2) application for a drug containing the same active ingredient. For NCE Exclusivity, the FDA regulations interpret “active ingredient” to mean “active moiety,” which is defined as “the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt . . . , or other noncovalent derivative . . . of the molecule, responsible for the physiological or pharmacological action of the drug substance.” Although the FDA may not approve an ANDA or 505(b)(2) NDA with the same active ingredient during the five-year NCE Exclusivity period, an ANDA or 505(b)(2) NDA may be submitted to the FDA after four years if it contains a certification of patent invalidity or non- infringement.

The Hatch-Waxman Amendments also provide three years of market exclusivity for an NDA, a 505(b)(2) NDA, or a supplement to either of these applications for a drug product containing an active moiety that has been previously approved, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application. During this three-year exclusivity period, the FDA will not make effective the approval of any ANDA or 505(b)(2) NDA for the same active moiety for the same conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a new drug containing the same active moiety if it is the subject of a full NDA for which the applicant conducted, sponsored, or obtained a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Other Regulatory Requirements. Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, annual establishment registration and product listing and associated user fees, compliance with the cGMP, recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and adverse drug experience monitoring and reporting with the product. After approval, most changes to the approved product labeling, such as adding new indications are subject to prior FDA review and approval. Also, any post-approval changes in the drug substance, drug product, production process, quality controls, equipment, or facilities that have a substantial potential to have an adverse effect on the identity, strength, quality, purity, or potency of the drug product is subject to FDA review and approval. Any such changes that have a moderate potential to have an adverse effect on the identity, strength, quality, purity, or potency of the drug product must be submitted to the FDA for review 30 days prior to implementation. All manufacturing facilities as well as records required to be maintained under FDA regulations are subject to inspection or audit by the FDA. In addition, manufacturers are required to pay annual user fees for establishment registration and user fees for the submission of each new or supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-approval testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. The Food and Drug Administration Amendments Act of 2007 gave the FDA the authority to require a REMS from drug manufacturers to manage a known or potential serious risk associated with the drug and to ensure that the benefits of a drug outweigh its risks. Examples of a REMS include, but are not limited to, a Medication Guide, a patient package insert to help mitigate a serious risk of the drug, and a communication plan to health care providers to support implementation of an element of the REMS.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and register or obtain permits or licenses in states where they do business, and are subject to periodic unannounced inspections by the FDA and state regulatory authorities with jurisdiction over their activities to determine compliance with regulatory requirements. A drug manufacturer is responsible for ensuring that its third party contractors operate in compliance with applicable laws and regulations including the cGMP regulation. The failure of a drug manufacturer or any of its third party contractors to comply with federal or state laws or regulations may subject the drug manufacturer to possible legal or regulatory action, such as an untitled letter, warning letter, recall, suspension of manufacturing or distribution or both, suspension of state permit or license, seizure of product, import detention, injunctive action, civil and criminal penalties.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require a drug manufacturer to conduct investigations and implement appropriate corrective actions to address any deviations from cGMP requirements, and impose reporting and documentation requirements upon the manufacturer and any third-party contractors (including contract manufacturers and laboratories) involved in the manufacture of a drug product. Accordingly, manufacturers must continue to expend significant time, money and effort to maintain and ensure ongoing cGMP compliance and to confirm and ensure ongoing cGMP compliance of their third party contractors.

Once an approval is granted, the FDA may withdraw the approval if there is new information or evidence that the drug is unsafe or not shown to be safe for use under the conditions of its approval, or that new information shows there is a lack of substantial evidence of effectiveness, or that the approved application contained an untrue statement of material fact, or that the required patent information was not submitted within 30 days after receiving notice from the FDA of the failure to submit such information. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety and risk information; imposition of a post-market study requirement to assess new safety risks; or implementation of a REMS that may include distribution or other restrictions.

The FDA closely regulates drug advertising and promotional activities, including promotion of an unapproved drug, direct-to-consumer advertising, dissemination of scientific information about a drug not on the approved labeling, off-label promotion, communications with payors and formulary committees, industry-sponsored scientific and educational activities, and promotional activities involving the internet and social media. A company’s product claims must be true and not misleading, provide fair balance, provide adequate risk information, and be consistent with the product label approved by the FDA. Failure to comply with these requirements can lead to regulatory actions including, among other things, warning letters, corrective advertising, injunction, violation and related penalties under the False Claims Act, and result in reputational and economic harm.

Physicians may prescribe FDA-approved drugs for uses that are not described in the product’s labeling and that differ from those uses tested by the manufacturer. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments for their individual patients. The FDA does, however, regulate manufacturers’ communications about their drug products and interprets the FFDCA to prohibit pharmaceutical companies from promoting their FDA-approved drug products for uses that are not specified in the FDA-approved labeling. Companies that market drugs for off-label uses have been subject to warning letters, related costly litigation, criminal prosecution, and civil liability under the FFDCA and the False Claims Act.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drug and drug samples at the federal level, and sets minimum standards for the registration and regulation of wholesale drug distributors by the states.

Orphan Designation. The Orphan Drug Act of 1983 provides incentives, including marketing exclusivity, user fee waivers and tax benefits, to companies that undertake development and marketing of products to treat rare diseases, which are defined as diseases for which there is a patient population of fewer than 200,000 persons in the U.S. or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. A drug that receives orphan drug designation may receive up to seven years of exclusive marketing in the U.S. for that indication, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. A drug may be entitled to an additional six months of exclusive marketing if it satisfies the requirements for pediatric exclusivity.

The European Medicines Agency (EMA) Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

New Legislation and Regulations. From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect Acer’s business and products. It is impossible to predict whether further legislative changes will be enacted or FDA regulations, guidance, policies or interpretations will be changed, or what the impact of such changes, if any, may be.

Pharmaceutical Coverage, Pricing and Reimbursement. Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which Acer may obtain marketing approval. Sales of any of Acer’s product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Some third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

In order to obtain coverage and reimbursement for any product that might be approved for sale, Acer may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not Acer conducts such studies, Acer’s product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third-party reimbursement may not be sufficient to enable Acer to maintain price levels high enough to realize an appropriate return on its investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services and questioning safety and efficacy. Emphasis on managed care in the United States has increased and Acer expects will continue to increase the pressure on drug pricing. If third-party payors do not consider Acer’s products to be cost-effective compared to other available therapies, they may not cover the products for which Acer receives FDA approval or, if they do, the level of payment may not be sufficient to allow Acer to sell its products at a profit.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs and drug prices in general, including for therapies for rare diseases. These measures include price controls, transparency requirements triggered by the introduction of new high-cost drugs into the market, drug re-importation, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Some laws and regulations have already been enacted in these areas, and additional measures have been introduced or are under consideration at both the federal and state levels. Additionally, at the request of U.S. Senators, the Government Accountability Office is currently investigating abuses of the Orphan Drug Act, which could potentially lead to legislation that affects reimbursement for drugs with small patient populations. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as Acer’s drug product candidates and could adversely affect Acer’s net revenue and results.

In addition, in the United States, the Affordable Care Act contains provisions that have the potential to substantially change healthcare delivery and financing, including impacting the profitability of drugs. For example, the Affordable Care Act revised the methodology by which rebates owed by manufacturers for covered outpatient drugs are calculated under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of covered drugs dispensed to individuals enrolled in Medicaid managed care organizations and subjected manufacturers to new annual fees for certain branded prescription drugs. On May 4, 2017, the House of Representatives passed the American Health Care Act (H.R. 1628), which would repeal large parts of the Affordable Care Act, including the annual fees for branded prescription drugs, and would significantly reduce spending on Medicaid. The Senate is currently considering this legislation, and any repeal of the Affordable Care Act could impact the profitability of Acer’s drug product candidates.

Pricing and reimbursement methodologies vary widely from country to country. Some countries require that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or they may instead adopt a system of direct or indirect controls on Acer’s profitability in placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements for any of Acer’s products.

Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time, and there is the potential for significant movement in these areas in the foreseeable future. Even if favorable coverage and reimbursement status is attained for one or more products for which Acer receives marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Law and Regulation. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescribing of any product candidates for which Acer may obtain marketing approval. Acer’s business operations and arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may expose Acer to broadly applicable fraud and abuse and other healthcare laws. These laws may constrain the business or financial arrangements and relationships through which Acer researches, manufactures, markets, promotes, sells and distributes its products that obtain marketing approval. Restrictions under applicable federal and state healthcare laws, include, but are not limited to, the following:

•	the federal healthcare Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act and civil monetary penalties law impose penalties and provide for civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or making a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without proper written authorization;

•	the federal transparency requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologicals and medical supplies to annually report to the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that Acer’s business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that Acer’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If Acer’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, Acer may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of Acer’s operations. If any of the physicians or other providers or entities with whom Acer expects to do business is found to be not in compliance with applicable laws, they may be subject to administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs.

Foreign Regulation. In order to market any product outside of the United States, Acer would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of Acer’s products. The cost of establishing a regulatory compliance system for numerous varying jurisdictions can be very significant. Whether or not Acer obtains FDA approval for a product, Acer would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

The U.S. Foreign Corrupt Practices Act and Other Anti-Corruption Laws

Acer may be subject to a variety of domestic and foreign anti-corruption laws with respect to its regulatory compliance efforts and operations. The U.S. Foreign Corrupt Practices Act, commonly known as the FCPA, is a criminal statute that prohibits an individual or business from paying, offering, promising or authorizing the provision of money (such as a bribe or kickback) or anything else of value (such as an improper gift, hospitality, or favor), directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision in order to assist the individual or business in obtaining, retaining, or directing business or other advantages (such as favorable regulatory rulings). The FCPA also obligates companies with securities listed in the United States to comply with certain accounting provisions. Those provisions require a company such as Acer (following the Merger) to (i) maintain books and records that accurately and fairly reflect all transactions, expenses, and asset dispositions, and (ii) devise and maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized, executed and recorded. The FCPA is subject to broad interpretation by the U.S. government. The past decade has seen a significant increase in enforcement activity. In addition to the FCPA, there are a number of other federal and state anti-corruption laws to which Acer may be subject, including, the U.S. domestic bribery statute contained in 18 USC § 201 (which prohibits bribing U.S. government officials) and the U.S. Travel Act (which in some instances addresses private-sector or commercial bribery both within and outside the United States). Also, a number of the countries in which Acer may conduct activities have their own domestic and international anti-corruption laws, such as the UK Bribery Act 2010. There have been cases where companies have faced multi-jurisdictional liability under the FCPA and the anti-corruption laws of other countries for the same illegal act.

Acer can be held liable under the FCPA and other anti-corruption laws for the illegal activities of its employees, representatives, contractors, collaborators, agents, subsidiaries, or affiliates, even if it did not explicitly authorize such activity. Although Acer will seek to comply with anti-corruption laws, there can be no assurance that all of its employees, representatives, contractors, collaborators, agents, subsidiaries or affiliates will comply with these laws at all times. Noncompliance with these laws could subject Acer to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. In addition, Acer’s directors, officers, employees, and other representatives who engage in violations of the FCPA and certain other anti-corruption statutes may face imprisonment, fines, and penalties. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Acer does not prevail in any possible civil or criminal litigation, its business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of Acer’s management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm Acer’s business, results of operations, and financial condition.

Employees

As of June 30, 2017, Acer had a total of three full-time employees, no part-time employees, and seven consultants or independent contractors working for it. None of Acer’s employees are represented by a labor union or subject to a collective bargaining agreement. Acer has not experienced a work stoppage and considers its relations with its employees to be good.

Legal Proceedings

From time to time, Acer may be involved in various claims and legal proceedings relating to claims arising out of its operations. Acer is not currently a party to any legal proceedings that, in the opinion of its management, are likely to have a material adverse effect on its business. Regardless of outcome, litigation could have an adverse impact on Acer because of defense and settlement costs, diversion of management resources and other factors.

OPEXA MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information and Data—Selected Historical Financial Consolidated Data of Opexa” in this proxy statement/prospectus/information statement and the consolidated financial statements of Opexa and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of Opexa’s financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Opexa’s operations, development efforts and business environment, including those set forth in the section titled “Risk Factors—Risks Related to Opexa” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Opexa as of the date hereof, and Opexa assumes no obligation to update any such forward-looking statement.

Overview

Opexa is a biopharmaceutical company that has historically focused on developing personalized immunotherapies with the potential to treat major illnesses, including multiple sclerosis, or MS, as well as other autoimmune diseases such as neuromyelitis optica, or NMO. Opexa’s predecessor company for financial reporting purposes was formed on January 22, 2003 to acquire rights to an adult stem cell technology. In November 2004, Opexa acquired Opexa Pharmaceuticals, Inc. and its MS treatment technology.

Following the disappointing results from the Phase IIb clinical trial, or Abili-T, announced on October 28, 2016 of its lead product candidate, Tcelna, in patients with secondary progressive MS, or SPMS, during the fourth quarter of 2016 Opexa’s board of directors began evaluating its strategic options to maximize shareholder value, including the possibility of a merger, a sale of the company or all or some of its assets and/or distributing some or all of Opexa’s remaining cash through either a dividend or liquidation of Opexa. On June 30, 2017, Opexa and Acer entered into the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Opexa will merge with and into Acer, with Acer becoming a wholly owned subsidiary of Opexa and the surviving corporation in the Merger. Opexa’s ability to close the proposed Merger with Acer entails numerous significant risks and uncertainties, including the risks and uncertainties set forth in the section entitled “Risk Factors.”

Abili-T was a 183-patient, randomized, double-blind, placebo-controlled Phase IIb study that was conducted at 35 clinical trial sites in the U.S. and Canada and designed to evaluate the safety and efficacy of Tcelna (imilecleucel-T) in patients with SPMS. Patients in the Tcelna arm of the study received two annual courses of Tcelna treatment consisting of five subcutaneous injections per year. Opexa completed enrollment of the Abili-T study in May 2014 and un-blinded the results from the study in late October 2016. Tcelna was considered safe and well tolerated.

After further analysis of the data from the Abili-T trial, Opexa has determined that it will not move forward with further studies of Tcelna in SPMS at this time. Resulting from the disappointing clinical trial results, Opexa implemented cost-cutting measures, including several reductions in workforce, an assignment of its facility lease and the sale of certain assets. Opexa’s current development activities are limited to the oversight of the long-term follow up period in the Abili-T trial, as well as undertaking a review of its other R&D programs including its preclinical program for OPX-212 for the treatment of NMO.

On November 2, 2016, Opexa announced the implementation of a reduction in workforce of 40% of its then 20 full-time employees, while it reevaluated its programs and various strategic alternatives resulting from the disappointing Abili-T study data. On December 14, 2016, a further workforce reduction was implemented to conserve cash, reducing the number of full-time employees by an additional 25% of the then 12 employees. As of December 31, 2016, Opexa had nine full-time employees. During January 2017, an additional workforce reduction of seven full-time employees was implemented to conserve cash. As of June 30, 2017, Opexa had two full-time employees.

On February 1, 2017, Opexa assigned to a third party all of its remaining rights and obligations under the lease for its 10,200 square foot corporate headquarters facility located in The Woodlands, Texas. In light of Opexa’s evaluation of its strategic options following the release of data from the Abili-T clinical study, management deemed it advisable to reduce Opexa’s office, R&D and manufacturing space and corresponding rent obligations. In connection with the lease assignment, Opexa also sold certain furniture, fixtures and equipment (including laboratory and manufacturing equipment) as well as its laboratory supplies located at its corporate headquarters to the third party for cash consideration.

To date, Opexa has devoted substantially all of its resources to research and development efforts relating to Tcelna, including conducting clinical trials and developing manufacturing capabilities, providing general and administrative support for these operations, and protecting its intellectual property. Opexa does not have any products approved for sale and has never generated any commercial revenues, nor does it expect to generate any commercial revenues for the foreseeable future or other revenues in the near term that will result in cash receipts. From inception, Opexa has funded its operations primarily through the sales of equity and debt securities.

Opexa has incurred net losses in each year since its inception. As of March 31, 2017, Opexa had an accumulated deficit of approximately $162.2 million. Substantially all of Opexa’s net losses, including those incurred during the periods presented in financial statements included in this proxy statement/prospectus/information statement, have resulted from costs incurred in connection with Opexa’s research and development programs and from general and administrative costs associated with its operations.

Opexa cannot predict whether or to what extent it might resume drug development activities, or what its future cash needs would be for any such activities. Opexa’s future capital requirements, both near and long-term, will depend on many factors, including, but not limited to the timing and completion of the proposed Merger with Acer and the extent to which Opexa elects to pursue drug development activities in the future.

As Opexa pursues the proposed Merger with Acer, it will continue to explore potential opportunities and alternatives to preserve options should the Merger not be consummated. Additional options may include raising additional capital through either private or public equity or debt financing as well as using its ATM facility and cutting expenses where possible. Opexa believes its ability to issue equity securities or obtain debt financing in the future on favorable terms, or at all, has been substantially impaired, given the disappointing results from the Abili-T trial.

If Opexa were to pursue additional financing as an option and was unable to obtain funding to support the proposed activities and operations, it may not be able to continue its operations as proposed. This may require it to suspend or terminate any ongoing development activities, modify its business plan, curtail various aspects of its operations, cease operations or seek relief under applicable bankruptcy laws. In such event, Opexa’s shareholders may lose a substantial portion or even all of their investment.

If the proposed Merger with Acer is not completed and Opexa is unable to seek an appropriate alternate use for its remaining assets, Opexa’s board of directors may decide to pursue a dissolution and liquidation of the company. In such event, the amount of cash available for distribution to Opexa shareholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

License Agreement with Baylor College of Medicine

In 2001, Opexa entered into an agreement with Baylor College of Medicine for the exclusive worldwide license to a patient-specific, autologous T-cell immunotherapy for the treatment of MS, which is the initial T-cell technology on which Tcelna is based, including rights to certain patents held by Baylor. In consideration for the right and license to commercially exploit such technology, Opexa agreed to pay the following (per scenario 1 of the license agreement): (i) a 2% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products is less than or equal to $500 million; (ii) a 1% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products exceed $500 million; (iii) a 1% royalty on net sales of licensed patent pending products sold by Opexa or its affiliates; and (iv) a 1% royalty on net sales of licensed patented products or licensed patent pending products sold by any sublicensees of Opexa. Unless earlier terminated, the Baylor license agreement expires in 2025 upon expiration of the last of the licensed patent rights.

Critical Accounting Policies

General. Opexa’s discussion and analysis of its financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires Opexa to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. Opexa bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Opexa believes the following critical accounting policies affect its most significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition. Opexa adopted the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 605, “Revenue Recognition.” ASC 605 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) consideration is fixed or determinable; and (4) collectability is reasonably assured.

On February 4, 2013, Opexa entered into an Option and License Agreement, the Merck Serono Agreement, with Ares Trading SA, or Merck Serono. Pursuant to the terms, Merck Serono had an option to acquire an exclusive, worldwide (excluding Japan) license of Opexa’s Tcelna program for the treatment of MS, or the Option. The Option was exercisable by Merck Serono prior to or upon Opexa’s completion of the Abili T Phase IIb clinical trial for Tcelna in patients with secondary progressive MS. Opexa received an upfront payment of $5 million for granting the Option and recognized revenues from the nonrefundable, up-front Option fee on a straight-line basis over the estimated Option exercise period which coincided with the expected completion term of the Abili-T trial. The expected completion term for revenue recognition was December 2016.

On March 9, 2015, Opexa entered into a First Amendment of Option and License Agreement with Merck Serono to amend the Merck Serono Agreement, or the Merck Serono Amendment. Opexa received $3 million in consideration for certain activities to be conducted in connection with preparation for operational readiness for further clinical studies of Tcelna and for providing Merck Serono with updates and analysis with respect to Opexa’s immune monitoring program that was conducted in conjunction with the Abili-T clinical trial. Opexa evaluated the Merck Serono Amendment and determined that the $3 million payment from Merck Serono had stand-alone value due to Opexa’s performance obligations thereunder. The $3 million payment was determined to be a single unit of accounting and was recognized as revenue on a straight-line basis over the period equivalent to the expected completion of the performance obligations in December 2016.

On October 28, 2016, Opexa announced that the Abili-T clinical trial designed to evaluate the efficacy and safety of Tcelna in patients with SPMS did not meet its primary or secondary endpoints. On November 23, 2016, Opexa received notice from Merck Serono that Merck Serono would not be exercising the Option, and as a result of such notice, the Merck Serono Agreement automatically expired.

Stock-Based Compensation. Opexa adopted the provisions of FASB ASC 718 which establishes accounting for equity instruments exchanged for employee service. Opexa utilizes the Black-Scholes option pricing model to estimate the fair value of employee stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of Opexa’s share-based compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions will be based on, or determined from, external data and other assumptions may be derived from Opexa’s historical experience with stock-based payment arrangements. The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

Opexa estimated volatility by considering historical stock volatility. Opexa has opted to use the simplified method for estimating expected term of options as equal to the midpoint between the vesting period and the contractual term.

Research and Development. The costs of materials and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs. However, the costs of materials, equipment, or facilities acquired or constructed for research and development activities that have no alternative future uses are considered research and development costs and are expensed at the time the costs are incurred.

Recent Accounting Pronouncements

Opexa has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Results of Operations

Comparison of the Three Months Ended March 31, 2017 with the Three Months Ended March 31, 2016.

Revenue. Revenues of $0 and $726,291 for the three months ended March 31, 2017 and 2016, respectively, included $0 and $307,686, respectively, related to the $5 million payment from Merck Serono in connection with the Merck Serono Agreement. Revenues for the three months ended March 31, 2017 and 2016 also include $0 and $418,605, respectively, related to the $3 million payment from Merck Serono in connection with the Merck Serono Amendment (see Revenue Recognition).

Research and Development Expenses. Research and development expenses were $206,024 for the three months ended March 31, 2017, compared with $1,829,062 for the three months ended March 31, 2016. The decrease in expenses is primarily due to cost reductions in connection with the winding down of the clinical trial of Tcelna in SPMS, including site expenses as well as additional expense reduction due to a pause in NMO study development cost. Additionally, expenses were further reduced due to the workforce reductions over the past year. The reduction in expense was slightly offset by the severance accrual for Opexa’s former Chief Scientific Officer.

General and Administrative Expenses. General and administrative expenses were $719,869 for the three months ended March 31, 2017, compared with $987,248 for the three months ended March 31, 2016. The decrease in expenses is primarily due to the workforce reduction over the past year as well as a reduction in rent and property taxes. These reductions were slightly offset by an increase in professional services and no reallocation of general and administrative expenses to research and development.

Depreciation and Amortization Expenses. Depreciation and amortization expenses for the three months ended March 31, 2017 were $0, compared with $72,589 for the three months ended March 31, 2016. The decrease in depreciation is due to the sale of certain furniture, fixtures, laboratory and manufacturing equipment in connection with the assignment of Opexa’s facilities lease to a third party.

Interest Income and Expense, Net. Net interest expense was $846 for the three months ended March 31, 2017, compared to net income of $108 for the three months ended March 31, 2016.

Other Income and Expense, Net. Other Income and Expense, net was net income of $467 for the three months ended March 31, 2017, compared to net income of $2,106 for the three months ended March 31, 2016. The decrease is due to a reduction in the number of Canadian clinical sites still treating patients and the related realized gain in currency fluctuation between the U.S. dollar and the Canadian dollar for payments made to clinical sites located in Canada.

Net Loss. Opexa had a net loss for the three months ended March 31, 2017 of $926,272, or $0.12 loss per share (basic and diluted), compared with a net loss of approximately $2.2 million or $0.31 loss per share (basic and diluted) for the three months ended March 31, 2016. The decrease in net loss from March 31, 2016 to March 31, 2017 is due to the cost reduction efforts taken over the last year. The reduction in both general and administrative expenses as well as research and development expenses, was offset by the completed term for revenue recognition of the Option and License Agreement with Merck Serono in December 2016.

Comparison of Year Ended December 31, 2016 with the Year Ended December 31, 2015

Net Sales. Revenues related to the $5 million upfront payment from Merck Serono in connection with the Merck Serono Agreement and the $3 million payment from Merck Serono in connection with the Merck Serono Amendment (see Revenue Recognition) was $2,905,165 for the year ended December 31, 2016, compared to $2,556,329 for the year ended December 31, 2015. Opexa recorded no commercial revenues for the years ended December 31, 2016 and 2015. The increase in 2015 is primarily due to the revenue recognized in relation to the $3 million payment made in March 2015 upon execution of the Merck Serono Amendment.

Research and Development Expenses. Research and development expenses were $6,497,531 for the year ended December 31, 2016, compared to $10,039,496 for the year ended December 31, 2015. The decrease in expenses were primarily due to decreases in the need for supplies used both in Opexa’s research and clinical trial product manufacturing operations and decreased clinical investigator costs associated with a decreased number of patients in the Abili-T clinical study. Also contributing to this decrease was the reduction in staff compensation expenses due to the reductions-in-force implemented during 2016. Offsetting these decreases in research and development expense was an increase in the stability testing of Opexa’s custom reagent during 2016. Opexa expenses research and development costs as incurred. Property and equipment for research and development that has an alternative future use is capitalized and the related depreciation is expensed.

General and Administrative Expenses. Opexa’s general and administrative expenses were $3,122,337 for the year ended December 31, 2016, compared to $4,258,147 for the year ended December 31, 2015. The decrease is mainly due to a reduction in professional service fees, corporate governance expenses and a decrease in staff compensation due to the 2016 workforce reductions. Further reducing Opexa’s general and administrative expense is the decrease in its option expense, driven by the factors used to evaluate the Black Scholes pricing model. These decreases were partially offset by an increase in directors’ fees and the valuation of their stock-based compensation.

Depreciation and Amortization Expenses. Depreciation and amortization expenses were $238,127 for the year ended December 31, 2016, compared to $351,403 for the year ended December 31, 2015. The decrease in depreciation is mainly due to laboratory equipment, software and leasehold improvements becoming fully depreciated. There were also fewer fixed asset additions in 2016 compared to the previous year.

Impairment loss. Loss on the impairment of fixed assets for the year ended December 31, 2016 was $548,638. This is in connection with the assignment of Opexa’s corporate headquarters lease and sale of certain assets which was effective as of February 1, 2017 (see Note 13). Based on the cash consideration received being less than the carrying value of the assets, management determined it was appropriate to write-down the carrying value of the property and equipment to a net book value of $50,000. Also included in the impairment loss at December 31, 2016 was the 100% write-down of the asset value of Opexa’s custom reagent to account for the uncertainty of its future use amounting to $487,829.

Interest Expense. Interest expense was $3,314 for the year ended December 31, 2016, compared to $2,315 for the year ended December 31, 2015. Interest expense is primarily related to the financing of insurance premiums.

Interest Income. Interest income was $4,188 for the year ended December 31, 2016, compared to $8,226 for the year ended December 31, 2015, and related to the cash balances in Opexa’s savings facility.

Net Loss. Opexa had a net loss for the year ended December 31, 2016 of $7,980,114, or $1.13 per share (basic and diluted), compared with a net loss of $12,019,278, or $2.05 per share (basic and diluted), for the year ended December 31, 2015.

Liquidity and Capital Resources

Historically, Opexa has financed its operations primarily through the sale of debt and equity securities. The report of Opexa’s independent auditors in respect of the 2016 fiscal year expressed substantial doubt about Opexa’s ability to continue as a going concern. Specifically, it noted Opexa’s recurring losses, negative operating cash flows and accumulated deficit. The accompanying audited consolidated financial statements for the year ended December 31, 2016 and unaudited consolidated financial statements for the three months ended March 31, 2017 have been prepared assuming that Opexa will continue as a going concern, meaning Opexa will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of June 30, 2017, Opexa had cash and cash equivalents of $1.8 million as well as accounts payable, short-term notes payable and accrued expenses aggregating $368,547. While Opexa has historically recognized revenue related to certain upfront payments received from Merck Serono in connection with the Option and License Agreement and an amendment thereto, Opexa has never generated any commercial revenues, nor does it expect to generate any commercial revenues for the foreseeable future or other revenues in the near term that will result in cash receipts.

Opexa believes that it has sufficient liquidity to support its current activities in winding down the Abili-T trial and for general operations to sustain the Company and support such activities into September 2017. However, if Opexa’s projections prove to be inaccurate, or if Opexa encounters additional costs to wind down the trial or to sustain its operations, or if it incurs other costs such as those associated with pursuing further research and development, and if the proposed Merger with Acer is not completed, Opexa would need to raise additional capital to continue its operations.

On March 25, 2016, Opexa entered into a new Sales Agreement with IFS Securities, Inc. (doing business as Brinson Patrick, a division of IFS Securities, Inc.) as sales agent, pursuant to which Opexa can offer and sell shares of its common stock from time to time depending upon market demand, in transactions deemed to be an “at the market” offering. Opexa registered up to 1,000,000 shares of common stock for potential sale under the new ATM facility. During January 2017, Opexa sold an aggregate of 516,278 shares of common stock for gross proceeds of $490,098, with the average share price ranging from $0.90 to $0.97. Proceeds net of fees and deferred offering cost were $413,662. Opexa will need to keep current its shelf registration statement and the offering prospectus relating to the ATM facility in order to use the program to sell shares of common stock in the future.

Until the proposed Merger with Acer is completed, Opexa cannot predict whether or to what extent it might resume drug development activities, or what its future cash needs would be for any such activities. Opexa’s future capital requirements, both near and long-term, will depend on many factors, including, but not limited to the timing and completion of the proposed Merger with Acer and the extent to which Opexa elects to pursue drug development activities in the future.

If the proposed merger is not completed, Opexa will need to determine whether it may be possible to continue the development of its own development programs. If this direction were to be pursued, Opexa would need to raise additional capital in order to conduct further development and would expect to continue to incur significant expenses and increasing losses for at least the next several years. Given the disappointing results of Opexa’s Abili-T trial announced in the fourth quarter of 2016, Opexa believes its ability to issue equity securities or obtain debt financing in the future on favorable terms, or at all, has been substantially impaired.

Following the disappointing results from the Phase IIb Abili-T trial announced on October 28, 2016, Opexa’s board of directors began evaluating its strategic options to maximize shareholder value, including the possibility of a merger, a sale of the company or all or some of its assets and/or distributing some or all of Opexa’s remaining cash through either a dividend or liquidation of Opexa. On June 30, 2017, Opexa entered into the Merger Agreement with Acer pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Opexa will merge with and into Acer, with Acer becoming a wholly owned subsidiary of Opexa and the surviving corporation in the Merger. If the Merger is completed, the business of Opexa will become the business of Acer as described in this proxy statement/prospectus/information statement under the caption “Acer Business.”

Opexa does not maintain any external lines of credit or have any sources of debt or equity capital committed for funding, other than its ATM facility. If the proposed Merger is not completed and Opexa should need additional capital in the future beyond the ATM facility, management will be reliant upon “best efforts” debt or equity financings. As Opexa’s prospects for funding, if any, develop, Opexa will assess its business plan and make adjustments accordingly. Although Opexa has successfully funded its operations to date by attracting additional investors in its equity and debt securities, given the disappointing results of its Abili-T study, there is no assurance that Opexa’s capital raising efforts will be able to attract additional capital necessary for future operations.

Off-Balance Sheet Arrangements

None.

Inflation

Opexa believes that inflation has not had a material impact on its results of operations for the two years ended December 31, 2016 and 2015, since inflation rates have generally remained at relatively low levels and Opexa’s operations are not otherwise uniquely affected by inflation concerns.

ACER MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information and Data—Selected Historical Financial Consolidated Data of Acer” in this proxy statement/prospectus/information statement and the consolidated financial statements of Acer and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of Acer’s financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Acer’s operations, development efforts and business environment, including those set forth in the section titled “Risk Factors—Risks Related to Acer” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Acer as of the date hereof, and Acer assumes no obligation to update any such forward-looking statement.

Overview

Acer is a pharmaceutical company that acquires, develops and intends to commercialize therapies for serious rare diseases with significant unmet medical need. Acer is committed to delivering life-changing benefits to patients who lack appropriate treatment options. Acer’s late-stage clinical pipeline includes two candidates for severe genetic disorders for which there are few or no FDA-approved treatments: EDSIVO™ (celiprolol) for vascular Ehlers-Danlos Syndrome, or vEDS, and ACER-001 (a fully taste-masked formulation of sodium phenylbutyrate) for urea cycle disorders, or UCD, and Maple Syrup Urine Disease, or MSUD. There are no FDA-approved drugs for vEDS and MSUD and limited options for UCD, which collectively impact more than 4,000 patients in the United States. Acer’s products have clinical proof-of-concept and mechanistic differentiation, and Acer intends to seek approval for them in the United States by using the regulatory pathway established under section 505(b)(2) of the FFDCA that allows an applicant to rely for approval at least in part on third-party data, which is expected to expedite the preparation, submission, and approval of a marketing application.

Liquidity

Acer has no products approved for commercial sale and has not generated any revenue from product sales. From inception to March 31, 2017, Acer has raised net cash proceeds of approximately $15.1 million, primarily from private placements of convertible preferred stock and debt financings.

Acer has never been profitable and has incurred operating losses in each year since inception. Acer’s net losses were approximately $3.4 million for the three months ended March 31, 2017, and approximately $6.7 million and $3.7 million for the years ended December 31, 2016 and 2015, respectively. As of March 31, 2017, Acer had an accumulated deficit of approximately $14.7 million. Substantially all of Acer’s operating losses resulted from expenses incurred in connection with its research and development programs and from general and administrative costs associated with its operations.

Acer expects to incur significant expenses and increasing operating losses for at least the next two years as Acer initiates and continues the clinical development of, and seeks regulatory approval for, its product candidates and adds personnel necessary to operate as a public company with an advanced clinical pipeline of product candidates. In addition, operating as a publicly-traded company would involve the hiring of additional financial and other personnel, upgrading financial information systems, and incurring costs associated with operating as a public company. Acer expects that its operating losses will fluctuate significantly from quarter-to-quarter and year-to-year due to timing of clinical development programs and efforts to achieve regulatory approval.

As of June 30, 2017, Acer had cash and cash equivalents of approximately $2.5 million as well as current liabilities aggregating $7.9 million, consisting of accounts payable, accrued expenses and convertible notes payable, net. Acer’s current capital resources are not sufficient to fund its planned operations for the next 12-months with or without completion of the Merger and/or the concurrent financing contemplated by the Merger Agreement. Acer will continue to require substantial additional capital to continue its clinical development activities. Accordingly, Acer will need to raise substantial additional capital to continue to fund its operations. The amount and timing of Acer’s future funding requirements will depend on many factors, including the pace and results of its development, regulatory and commercialization efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on Acer’s financial condition and its ability to develop and commercialize its product candidates.

Recent Events

On June 30, 2017, Acer entered into the Merger Agreement pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of Opexa will merge with and into Acer, with Acer becoming a wholly-owned subsidiary of Opexa and the surviving corporation of the Merger. At the closing of the Merger, each outstanding share of Acer common stock will be converted into the right to receive approximately 10.4 shares of Opexa common stock, without giving effect to the reverse stock split, as well as the payment of cash in lieu of fractional shares. Immediately after the Merger, (a) current Opexa shareholders are expected to own approximately 11.2% of the common stock of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the common stock of the combined company (excluding any shares issued to current shareholders in Acer’s concurrent financing), and (c) the investors participating in Acer’s concurrent financing are expected to own approximately 25% of the common stock of the combined company (excluding any shares previously held by investors in the concurrent financing), each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. These estimates are based on the anticipated pre-split Exchange Ratio and post-split Exchange Ratios and are subject to adjustment.

Prior to entering into the Merger Agreement, certain third parties, including some of Acer’s existing shareholders, entered into the Subscription Agreement pursuant to which such parties have agreed, subject to the terms and conditions of such agreements, to purchase, prior to consummation of the Merger, shares of Acer’s common stock for an aggregate purchase price of approximately $15.7 million, of which approximately $5.7 million will be satisfied through the cancellation of certain outstanding promissory notes of Acer, as described below. The transaction contemplated by such agreements is referred to herein as the concurrent financing and is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement.

On May 31, 2017, Acer issued $2,375,000 in aggregate principal amount of convertible notes to certain of its existing investors as part of an additional closing under a note purchase agreement dated March 22, 2017, or the Acer note purchase agreement, by and among Acer and those investors. Acer received gross proceeds of $2,375,000 in connection with the issuance of these notes. Acer and the holders of all of the aggregate $5,500,000 in aggregate principal amount of notes issued pursuant to the Acer note purchase agreement have agreed to cancel the outstanding notes in return for an aggregate 599,201 shares of Acer common stock as part of the concurrent financing.

Revenue

Acer has no products approved for commercial sale and has not generated any revenue from product sales.

In the future, Acer may generate revenue by entering into licensing arrangements or strategic alliances. To the extent it enters into any license arrangements or strategic alliances, Acer expects that any revenue it generates will fluctuate from quarter-to-quarter as a result of the timing of its achievement of pre-clinical, clinical, regulatory and commercialization milestones, if at all, the timing and amount of payments relating to such milestones, as well as the extent to which any of Acer’s products are approved and successfully commercialized by Acer. If Acer fails to develop product candidates in a timely manner, obtain regulatory approval for them, or commercialize them, Acer’s ability to generate future revenues, and its results of operations and financial position would be adversely affected.

Research and Development Expenses

Research and development expenses consist of costs associated with Acer’s research activities, including its product discovery efforts and the development of its product candidates. Acer’s research and development expenses include:

•	employee-related expenses, including salaries, benefits, and stock-based compensation;

•	external research and development expenses incurred under arrangements with third parties, such as CROs, contract manufacturing organizations, consultants, and Acer’s scientific advisors; and

•	license fees.

Acer expenses research and development costs as incurred. Acer accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received.

At any time, Acer is working on multiple programs, primarily within Acer’s therapeutic areas of focus. Acer’s internal resources, employees and infrastructure are not directly tied to any one research or drug discovery project and are typically deployed across multiple projects. As such, Acer does not generate meaningful information regarding the costs incurred for these early stage research and drug discovery programs on a specific project basis. However, Acer is currently spending the vast majority of its research and development resources on its two lead development programs.

Since Acer’s inception in December 2013, Acer has spent a total of approximately $10.7 million in research and development expenses through March 31, 2017. Of the $10.7 million in research and development expenses, $1.9 million is directly related to ACER-001 and $8.2 million is directly related to EDSIVO. In addition, Acer recorded $413 thousand of acquired research and development expenses in connection with its acquisition of Anchor Therapeutics, Inc., or Anchor. Other research and development costs such as legal and travel costs have not been identified as directly attributable to a specific research and development project.

Acer expects its research and development expenses to increase for the foreseeable future as the company continues to conduct its ongoing regulatory and commercialization activities, initiates new preclinical and clinical trials and builds its pipeline. The process of commercialization, conducting clinical trials and pre-clinical studies necessary to obtain regulatory approval is costly and time consuming. Acer may never succeed in achieving marketing approval for any of Acer’s product candidates.

Successful development of product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Acer anticipates it will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the development and regulatory success of each product candidate, and ongoing assessments as to each product candidate’s commercial potential. Acer will need to raise additional capital and may seek to do so through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. However, Acer may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Acer’s failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and its ability to develop its product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees for auditing, tax, legal and business consulting services. Acer expects that general and administrative expenses will increase in the future as Acer expands its operating activities.

If Acer completes the Merger, Acer would become a publicly-traded company and would expect to incur significant additional costs associated with being a publicly-traded company. These increases will likely include legal fees, costs associated with Sarbanes-Oxley compliance, accounting fees, and directors’ and officers’ liability insurance premiums.

Other income (expense), net

Other income (expense) consists primarily of interest income and expense, and various income or expense items of a non-recurring nature. Acer earns interest income from interest-bearing accounts and money market funds for cash and cash equivalents. Interest expense has historically been comprised of interest and other related non-cash charges incurred under convertible notes payable with Acer’s investors.

Critical Accounting Polices and Estimates

This management discussion and analysis of financial condition and results of operations is based on Acer’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Acer to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, Acer evaluates these estimates and judgments. Acer bases its estimates on historical experience and on various assumptions that Acer believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. Acer believes that the accounting policies discussed below are critical to understanding Acer’s historical and future performance, as these policies relate to the more significant areas involving its judgments and estimates.

Stock-Based Compensation

Acer accounts for stock-based compensation expense related to stock options granted to employees and members of Acer’s board of directors under Acer’s 2013 Stock Incentive Plan by estimating the fair value of each stock option or award on the date of grant using the Black-Scholes model. Acer recognizes stock-based compensation expense on a straight-line basis over the vesting term.

Acer accounts for stock options issued to non-employees by valuing the award using an option pricing model and remeasuring such awards to the current fair value until the awards are vested or a performance commitment has otherwise been reached.

Research and Development

Research and development costs are expensed as incurred and include compensation and related benefits, license fees and outside contracted research and manufacturing consultants. Acer often makes nonrefundable advance payments for goods and services that will be used in future research and development activities. These payments are capitalized and recorded as expense in the period that Acer receives the goods or when the services are performed.

Clinical Trial and Pre-Clinical Study Accruals

Acer makes estimates of its accrued expenses as of each balance sheet date in Acer’s consolidated financial statements based on certain facts and circumstances at that time. Acer’s accrued expenses for pre-clinical studies and clinical trials are based on estimates of costs incurred for services provided by CROs, manufacturing organizations, and for other trial related activities. Payments under Acer’s agreements with external service providers depend on a number of factors such as site initiation, patient screening, enrollment, delivery of reports, and other events. In accruing for these activities, Acer obtains information from various sources and estimates level of effort or expense allocated to each period. Adjustments to Acer’s research and development expenses may be necessary in future periods as its estimates change. As these activities are generally material to Acer’s overall financial statements, subsequent changes in estimates may result in a material change in its accruals.

In-process Research and Development

In-process research and development, or IPRD, represents the value of the three G-protein-coupled receptors Targets (the “Targets”) from the GPCR Target Pools of Anchor that Acer obtained the rights to in its March 20, 2015 acquisition of Anchor. IPRD was recorded at fair value in conjunction with the Anchor acquisition during 2015 and is an indefinite-lived intangible asset. As such, it is tested at least annually for impairment.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired in the Anchor acquisition. Acer evaluates the recoverability of goodwill annually or more frequently, if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. Acer first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This step serves as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. If Acer determines it is more likely than not that the fair value of a reporting unit is less than its carrying value, then it will perform the two-step test. The two-step test first compares the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no impairment exists, and the second step is not performed. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded as part of the second step of the test, to the extent that the implied fair value of the reporting unit goodwill is less than the carrying value.

Acer reviews intangible assets annually to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment. If the carrying value of an asset exceeds its undiscounted cash flows, Acer writes down the carrying value of the intangible asset to its fair value in the period identified.

Results of Operations

Comparison of the three months ended March 31, 2017 and 2016

The following table summarizes Acer’s results of operations for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
Research and development expenses	$3,033,539	$636,681
General and administrative expenses	333,529	256,174
Other expense, net	12,630	—

Net loss	$(3,379,698)	$(892,855)

Research and Development Expenses

Research and development expenses were $3.0 million during the first three months of 2017, as compared to $0.7 million during the three months ended March 31, 2016. This increase of $2.3 million was principally due to an increase in spending for clinical development and manufacturing services relating to EDSIVO and the acquisition of the clinical data license from AP-HP. Research and development expenses for the first three months of 2017 were comprised of $66 thousand directly related to ACER-001 and $2.9 million directly related to EDSIVO. Research and development costs for the first three months of 2016 were comprised of $228 thousand directly related to ACER-001 and $419 thousand directly related to EDSIVO. Other research and development costs such as legal and travel costs have not been identified as directly attributable to a specific research and development project.

General and Administrative Expenses

General and administrative expenses were $334 thousand for the three months ended March 31, 2017 as compared to $256 thousand for the three months ended March 31, 2016. This increase of $78 thousand was primarily due to an increase in contractor personnel costs, offset by a reduction in legal costs.

Comparison of the years December 31, 2016 and 2015

The following table summarizes Acer’s results of operations for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
	2016	2015
Research and development expenses	$5,308,662	$1,957,967
General and administrative expenses	1,391,182	715,201
Other (income) expense, net	(282)	994,529

Net loss	$(6,699,562)	$(3,667,697)

Research and Development Expenses

Research and development expenses were $5.3 million for the year ended December 31, 2016 compared to $2.0 million for the year ended December 31, 2015. The $3.3 million increase was due principally to an increase in spending of $2.8 million for clinical development and the acquisition of a data license for EDSIVO, $0.8 million for increased spending for manufacturing of ACER-001 and the decrease of $413 thousand related to acquired Anchor research and development costs. The 2016 expenses were comprised of $1.2 million directly related to ACER-001 and $3.8 million directly related to EDSIVO. The 2015 expenses were comprised of $1 million directly related to ACER-001, $429 thousand directly related to EDSIVO and $413 thousand related to acquired Anchor research and development expenses. Other research and development costs such as legal and travel costs have not been identified as directly attributable to a specific research and development project.

Acer expects its research and development expenses to increase for the foreseeable future as its conducts regulatory activities, initiates additional clinical trials and preclinical studies and builds pipeline products.

General and Administrative Expenses

General and administrative expenses were $1.4 million for the year ended December 31, 2016 compared to $0.7 million for the year ended December 31, 2015. The $0.7 million increase was primarily due to an increase in contractor personnel costs.

Other expense, net

For the year ended December 31, 2015 Acer incurred $1.0 million in non-cash interest expense related to the issuance of convertible notes.

Liquidity and Capital Resources

From inception to March 31, 2017, Acer has raised net cash proceeds of approximately $15.1 million, primarily from private placements of convertible preferred stock and debt financings. As of June 30, 2017, Acer had $2.5 million in cash and cash equivalents as well as current liabilities aggregating $7.9 million, consisting of accounts payable, accrued expenses and convertible notes payable, net. The following table shows a summary of Acer’s cash flows for the years ended December 31, 2016 and 2015 and for the three months ended March 31, 2017 and 2016:

	Year Ended December 31,		Three Months Ended March 31,
	2016	2015	2017	2016
Net cash (used in) provided by:
Operating activities	$(6,957,782)	$(3,146,314)	$(2,072,929)	$(519,887)
Investing activities	(1,582)	(9,279)	—	(1,582)
Financing activities	7,994,837	3,952,285	3,062,026	—

Net increase (decrease) in cash and cash equivalents	$1,035,473	$796,692	$989,097	$(521,469)

Operating Activities

Cash used in operating activities was $2.1 million for the three months ended March 31, 2017 as compared to $0.5 million for the three months ended March 31, 2016. The increase of $1.6 million was principally the result of a $2.5 million increase in net loss due to increased research and development activities, which was partially offset by $0.9 million of changes in working capital.

Cash used in operating activities was $7.0 million for the year ended December 31, 2016 as compared to $3.1 million for the year ended December 31, 2015. The increase of $3.9 million was principally the result of a $3.0 million increase in net loss for the year ended December 31, 2016 due to increased research and development activities, offset by a reduction in non-cash interest expense of $1.0 million related to convertible debt.

Investing Activities

Net cash used in investing activities during the three months ended March 31, 2016 as well as the years ended December 31, 2016 and 2015 related to minor purchases of computer equipment in each period.

Financing Activities

Net cash provided by financing activities was $3.1 million for the three months ended March 31, 2017 resulting from the issuance of convertible notes payable.

Net cash provided by financing activities was $8.0 million for the year ended December 31, 2016 as compared to $4.0 million during the year ended December 31, 2015. During 2016, Acer received $8.0 million from the issuance of Series B convertible redeemable preferred stock. During 2015, Acer received $1.9 million from the issuance of Series A convertible redeemable preferred stock and $2.1 million from the issuance of convertible notes payable.

Future Capital Requirements

Acer has not generated any revenue from product sales. Acer does not know when, or if, it will generate any revenue from product sales. Acer does not expect to generate any revenue from product sales unless and until Acer obtains regulatory approval for and commercializes any of its product candidates. At the same time, Acer expects its expenses to increase in connection with its ongoing development and manufacturing activities, particularly as Acer continues the research, development, manufacture and clinical trials of, and seeks regulatory approval for, Acer’s product candidates. Immediately prior to the closing of the Merger, Acer expects to receive proceeds of approximately $15.7 million (inclusive of the conversion of approximately $5.7 million of principal and accrued interest on outstanding convertible promissory notes issued by Acer) from the financing contemplated to close contemporaneously with the Merger Agreement. Upon the closing of the Merger, Acer expects to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of its product candidates, Acer anticipates that it will need substantial additional funding in connection with its continuing operations.

As of June 30, 2017, Acer had approximately $2.5 million in cash and cash equivalents as well as current liabilities aggregating $7.9 million, consisting of accounts payable, accrued expenses and convertible notes payable, net. Acer expects its research and development expenses to substantially increase in connection with Acer’s ongoing activities, particularly as it advances its product candidates in or towards clinical development.

Acer’s future capital requirements are difficult to forecast and will depend on many factors, including but not limited to:

•	the terms and timing of any strategic alliance, licensing and other arrangements that Acer may establish;

•	the initiation and progress of Acer’s ongoing pre-clinical studies and clinical trials for its product candidates:

•	the number of programs Acer pursues;

•	the outcome, timing and cost of regulatory approvals;

•	the cost and timing of hiring new employees to support Acer’s continued growth;

•	the costs involved in patent filing, prosecution, and enforcement; and

•	the costs and timing of having clinical supplies of Acer’s product candidates manufactured.

Acer believes that its cash and cash equivalents currently on hand are sufficient to fund its anticipated operating and capital requirements into September 2017.

Until Acer can generate a sufficient amount of product revenue to finance its cash requirements, it expects to finance its future cash needs primarily through the issuance of additional equity, including in connection with the concurrent financing, and potentially through borrowing and strategic alliances with partner companies. To the extent that Acer raises additional capital through the issuance of additional equity or convertible debt securities, the ownership interest of Acer’s shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Acer’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Acer raises additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Acer may have to relinquish valuable rights to Acer’s technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Acer. If Acer is unable to raise additional funds through equity or debt financings when needed, Acer may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates to third parties that Acer would otherwise prefer to develop and market itself.

License Agreements

In August 2016, Acer entered into an agreement with the AP-HP granting Acer the exclusive worldwide rights to access and use data from a multicenter, prospective, randomized, open trial related to the use of celiprolol for the treatment of vEDS. Acer intends to use this pivotal clinical data to support an NDA filing for EDSIVO for the treatment of vEDS. Acer made an upfront payment to AP-HP in connection with the entry into the agreement and the authorization to transfer data thereunder. Acer is required to make additional milestone payments to AP-HP upon the achievement of milestones relating to the regulatory approval and commercialization of a product covered by the agreement, including EDSIVO. The agreement requires Acer to reimburse certain of AP-HP’s costs and pay royalties at a rate in the low single digit percentage on net sales of celiprolol in the United States, Colombia or Brazil over the royalty term, which ends on a country-by-country basis on the earlier of (i) the seventh anniversary of the date of marketing approval for covered product and (ii) the date that a generic competitor for the covered product achieves a 25% market share.

In April 2014, Acer obtained exclusive rights to patents and certain other intellectual property relating to ACER- 001 and preclinical and clinical data, through an exclusive license agreement with BCM. Under the terms of the agreement, as amended, Acer has worldwide exclusive rights to develop, manufacture, use, sell and import products incorporating the licensed intellectual property. Acer made upfront payments to BCM and reimbursed BCM for certain legal fees incurred by BCM prior to the entry into the agreement. Acer is required to pay BCM royalties on net sales of covered products at a low single-digit percentage rate, subject to minimum annual royalties in the low five figures, and to make payments to BCM in an aggregate amount up to the low six figures related to the achievement of certain clinical and regulatory milestones. The BCM license will terminate upon the date of expiration of the last covered patent in any country or, if no patents issue, on the first date following the tenth anniversary of the first commercial sale of a covered product.

Off-Balance Sheet Arrangements

Acer has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2014-9, Revenue from Contracts with Customers, or ASU No. 2014-9, which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. ASU No. 2014-9 was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued a one-year deferral of the effective date of this standard to annual reporting periods, and interim reporting periods within those years, beginning after December 15, 2017. Entities are allowed to adopt the standard as of the original effective date. The standard allows for two transition methods—full retrospective, in which the standard is applied to each prior reporting period presented or modified retrospective, in which the cumulative effect of initially applying the standard recognized at the date of initial adoption. Acer expects to elect the modified retrospective approach and is continuing to evaluate the impact that ASU No. 2014-09 may have on its consolidated financial statements in connection with collaboration and license agreements.

In November 2016, FASB issued Accounting Standard Update, or ASU, No. 2016-18, Statement of Cash Flows, Restricted Cash, or ASU No. 2016-18. ASU No. 2016-18 provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. Under ASU No. 2016-18, the statement of cash flows shall explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and cash equivalents should now be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statements of cash flows. The amendments of this ASU are effective for reporting periods beginning after December 15, 2017, with early adoption permitted. Other than the revised statement of cash flows presentation, Acer does not expect the adoption of ASU No. 2016-18 to have an impact on its condensed consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update, or ASU, No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Acer is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350). This ASU eliminates step 2 from the goodwill impairment test by comparing the fair value of a reporting unit with the carrying amount of the reporting unit. If the carrying amount exceeds the fair value, an impairment charge for the excess is recorded. The amendments of this ASU are effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Acer is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, or ASU No. 2016-09, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification of cash flows. Acer adopted ASU No. 2016-09 as of January 1, 2017. Under the new standard, all excess tax benefits and tax deficiencies are recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards are treated as discrete items in the reporting period in which they occur. Acer applied the modified retrospective adoption approach upon adoption of the standard, and prior periods have not been adjusted. Acer elected to recognize forfeitures related to employee share-based payments as they occur. There was no material impact on Acer’s financial statements as a result of the adoption of this guidance.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Termination of Current Executive Officer of Opexa

The employment of the Neil K. Warma, Opexa’s sole executive officer, is expected to be terminated immediately prior to the completion of the Merger.

Executive Officers and Directors of the Combined Company Following the Merger

Following the Merger, the combined company’s directors will consist of Chris Schelling, Stephen J. Aselage, Hubert Birner, John Dunn, Michelle Griffin, Luc Marengere and one additional independent director Acer expects to identify prior to the consummation of the Merger.

The following table lists the names and ages as of June 30, 2017 and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Merger:

Name	Age	Position(s)
Executive Officers
Chris Schelling	41	President, Chief Executive Officer and Director
Harry S. Palmin	47	Chief Financial Officer
Jefferson Davis	50	Chief Business Officer
Robert D. Steiner, M.D.	57	Chief Medical Officer

Non-Employee Directors
Stephen J. Aselage	65	Chairman of the Board of Directors
Hubert Birner	51	Director
Michelle Griffin	51	Director
John M. Dunn	65	Director
Luc Marengere	51	Director

Executive Officers

Chris Schelling. Mr. Schelling founded Acer in December 2013 and has served as a director of Acer since that time. From December 2013 to February 2016, Mr. Schelling served as Acer’s chief operating officer, and since February 2016 has served as Acer’s president and chief executive officer. Mr. Schelling also founded Apanii Consulting, LLC, a pharmaceutical and biotechnology consulting, in December 2012 and serves as the chief executive officer of that company. Prior to founding Apanii Consulting, Mr. Schelling served as executive director of BioMarin Pharmaceutical Inc., a biotechnology company, or BioMarin, where he worked on strategic marketing. Mr. Schelling earned a B.A. in biology from Carroll College

Acer believes that Mr. Schelling’s role in the founding of Acer, his experience as Acer’s chief executive officer, and his experience in the biotechnology industry qualify him to serve on the combined company’s board of directors.

Harry S. Palmin. Mr. Palmin has served as Acer’s acting chief financial officer since February 2016. Prior to that, Mr. Palmin served as the president, chief executive officer and a director of Acer from its founding in December 2013 until February 2016. Prior to joining Acer, Mr. Palmin served in a variety of roles at Novelos Therapeutics, Inc., pharmaceutical company, including president and director from 1998 to October 2013, chief executive officer from January 2005 to October 2013 and acting chief financial officer from 1998 to September 2005. Mr. Palmin earned a B.A. in economics from Brandeis University and a M.A. in international economics and finance from the Brandeis University International Business School.

Jefferson Davis. Mr. Davis has served as Acer’s acting chief business officer since its founding in December 2013. Mr. Davis has also held the roles of partner and vice president of Extera Partners LLC, a life science strategic partnering and product commercialization firm, since April 2011. Mr. Davis earned a B.S. in biochemistry from North Carolina State University and an M.B.A. from Duke University.

Robert D. Steiner, M.D. Dr. Steiner joined Acer as its chief medical officer in March 2016. Since 2013, Dr. Steiner has also served as a professor at the University of Wisconsin School of Medicine and Public Health. From 2013 to January 2016, Dr. Steiner was the executive director of the Marshfield Clinic Research Foundation. Dr. Steiner held a variety of roles Oregon Health & Science University from 1995 to 2013, culminating with his tenure as a professor of pediatrics and molecular and medical genetics and vice chair for research of the pediatrics department from 2006 to 2013. Dr. Steiner earned his B.S. in molecular biology and his M.D. from the University of Wisconsin-Madison.

Non-Employee Directors

Stephen J. Aselage. Mr. Aselage has served as the chairman of Acer’s board of directors since October 2015. Mr. Aselage has been the president and chief executive officer of Retrophin, Inc., a fully integrated biopharmaceutical company, since November 2014 and a member of its board of directors since October 2012. From May 2014 to November 2014, Mr. Aselage served as the chief operations officer and interim chief executive officer of Retrophin. Prior to joining Retrophin, Mr. Aselage held a variety of roles at BioMarin, including executive vice president and chief business officer from December 2009 to September 2012 and senior vice president of global commercial development from July 2005 to December 2009. Mr. Aselage earned a B.S. in biology from the University of Notre Dame.

Acer believes that Mr. Aselage is qualified to serve on its board of directors due to his extensive experience in the pharmaceuticals and biotechnology industry, which will enable him to contribute important insights to the combined company’s board of directors on strategic leadership and drug commercialization matters.

Hubert Birner. Dr. Birner has served as a member of Acer’s board of directors since April 2017. Since 2000, Dr. Birner has served in a variety of roles for TVM Capital, where he currently serves as the managing partner of TVM Capital and TVM Life Science Management. Dr. Birner currently serves as the chairman of the boards of directors of Argos Therapeutics, Inc., an immuno-oncology company, Noxxon Pharma AG, a biopharmaceutical company, and as a member of the board of directors of Proteon Therapeutics, Inc., a biopharmaceutical company. Dr. Birner served as the vice chairman of Evotec AG, a company focused on the discovery and development of small molecule drugs, from 2005 to 2013 and as a director of Probiodrug AG, a biopharmaceutical company, from 2014 to 2015. Prior to joining TVM Capital, Dr. Birner was Head of Business Development Europe and Director of Marketing for Germany at Zeneca Agrochemicals. Dr. Birner joined Zeneca from McKinsey & Company’s European Health Care and Pharmaceutical practice. Dr. Birner earned his doctoral degree in biochemistry from Ludwig-Maximilian-University and holds an MBA from Harvard Business School.

Acer believes that Dr. Birner is qualified to sit on its board of directors due to his extensive experience the life sciences industry, both as an investor and a director, which will enable him to help guide the combined company in future capital raising efforts.

John M. Dunn. Mr. Dunn has served as a member of Acer’s board of directors since October 2015. Since November 2014, Mr. Dunn has been the general counsel of Vital Therapies, Inc., a biotherapeutic company. Prior to joining Vital Therapies, Mr. Dunn was a consultant from February 2012 to November 2014, an executive vice president of Biogen Idec, Inc., now Biogen, Inc., a biotechnology company, from 2004 to January 2012, where he was the head of that firm’s corporate venture group, and general counsel of IDEC Pharmaceuticals from 2002 until its merger with Biogen in late 2003.

Acer believes that Mr. Dunn is qualified to serve on its board of directors as a result of his deep experience relating to regulatory and financing matters in the pharmaceuticals and biotechnology industry, which will enable him to contribute important strategic insights to the combined company’s board of directors.

Michelle Griffin. Ms. Griffin will be appointed as a member of Acer’s board of directors effective as of the closing of the Merger. Since April 2013, Ms. Griffin has served as the principal of Pacific Biotechnology Consulting Group, a firm providing consulting services to biotechnology companies and their boards of directors. Prior to her time with Pacific Biotechnology Consulting Group, Ms. Griffin served from January 2011 to March 2013 as executive vice president, operations and chief financial officer of OncoGenex Pharmaceuticals, Incorporated. Ms. Griffin has served as a member of the board of directors of PhaseRx, Incorporated since February 2016 and serves as the chair of that company’s audit committee. From 2008 to 2011, Ms. Griffin served as a member of the board of directors of OncoGenex Pharmaceuticals, Incorporated, and served as the chair of the audit committee and the nominating and corporate governance committee for that company. Ms. Griffin earned her B.S. in marketing from George Mason University and her M.B.A. with a specialization in finance and international business from Seattle University.

Acer believes that Ms. Griffin’s is qualified to serve on its board of directors as a result of her extensive operational experience in the biotechnology industry and deep experience in public company financial matters, which will enable her to contribute important insights to the board on drug development and financial matters.

Luc Marengere. Dr. Marengere has been a member of Acer’s board of directors since April 2016. Dr. Marengere serves as Managing Partner of TVM Life Science Venture VII, L.P, a venture capital fund. Prior to joining TVM Capital Life Science Venture Capital in 2012, Dr. Marengere was a managing general partner with VG Partners. Dr. Marengere currently serves on the boards of directors of a number of privately held life science companies. From January 2015 to March 2017, Dr. Marengere also served on the board of directors of CoLucid Pharmaceuticals, Inc., a biopharmaceutical company. Dr. Marengere holds a Ph.D. from the University of Toronto’s and a Master’s degree of Science from Queen’s University.

Acer believes that Dr. Marengere is qualified to serve on its board of directors due to his extensive experience in funding and managing life sciences companies, which will enable him to contribute valuable insights regarding the continued growth and expansion of the combined company.

Board of Directors of the Combined Company Following the Merger

Opexa’s board of directors currently consists of five directors: Neil K. Warma, Timothy C. Barabe, Hans-Peter Hartung, M.D., Gail J. Maderis, and Michael S. Richman. Following the Merger, none of the current Opexa directors will serve as directors of the combined company and the combined company’s directors will consist of the five current members of Acer’s board of directors, namely Chris Schelling, Stephen Aselage, Hubert Birner, John Dunn, and Luc Marengere, and Michelle Griffin and one additional independent director Acer expects to identify prior to the consummation of the Merger, who are expected to be appointed to the combined company’s board of directors immediately following the Merger.

There are no family relationships among any of the current Opexa directors and executive officers, and there are no family relationships among any of the proposed combined company directors and officers.

Director Independence

NASDAQ’s listing standards require that Opexa’s board of directors consist of a majority of independent directors, as determined under the applicable rules and regulations of The NASDAQ Stock Market LLC. The board of directors of Opexa has determined that each of Ms. Maderis, Dr. Hartung and Messrs. Barabe and Richman qualify as an independent director and that Mr. Warma does not qualify as an independent director.

Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, other than Mr. Schelling by virtue of his position as chief executive officer of Acer, Acer’s board of directors believes that each of Ms. Griffin and Messrs. Aselage, Birner, Dunn, and Marengere will qualify as an independent director following the completion of the Merger. Prior to the consummation of the Merger, Acer expects to identify one additional director who will qualify as independent and be appointed to the board of directors of the combined company immediately following the Merger.

Committees of the Board of Directors

Opexa’s board of directors currently has, and following the completion of the Merger will continue to have, the following committees: audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The Audit Committee currently consists of Messrs. Seaman (chair) and Barabe and Ms. Maderis, each of whom is an independent, non-employee director. The Audit Committee selects, on behalf of Opexa’s board of directors, an independent public accounting firm to audit Opexa’s financial statements, discusses with the independent auditors their independence, reviews and discusses the audited financial statements with the independent auditors and management, recommends to Opexa’s board of directors whether the audited financials should be included in Opexa’s annual reports to be filed with the SEC, and oversees management’s identification, evaluation, and mitigation of major risks to Opexa. The Audit Committee operates pursuant to a written charter.

The audit committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

Opexa’s board of directors has determined Messrs. Seaman and Barabe and Ms. Maderis each, individually, qualify as an “audit committee financial expert” as defined in SEC rules and regulations and also possesses the financial sophistication and requisite experience as required under NASDAQ listing standards.

Following the closing of the Merger, the members of the audit committee are expected to be Ms. Griffin, who is expected to serve as chair and as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K, Mr. Dunn and the additional independent director expected to be identified by Acer prior to the consummation of the Merger. To qualify as independent to serve on Acer’s audit committee, listing standards of The NASDAQ Capital Market and the applicable rules of the SEC require that a director not accept any consulting, advisory, or other compensatory fee from Opexa, other than for service as a director, or be an affiliated person of Opexa. Opexa’s board of directors has concluded that the current composition of the audit committee meets the requirements for independence under the rules and regulations of The NASDAQ Stock Market LLC and of the SEC. Acer believes that, following completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of The NASDAQ Stock Market LLC and of the SEC.

Compensation Committee

The Compensation Committee currently consists of Messrs. Barabe (chair) and Richman and Ms. Maderis, each of whom is an independent director. The Compensation Committee reviews and approves (1) the annual salaries and other compensation of Opexa’s executive officers and (2) individual stock and stock option grants. The Compensation Committee also provides assistance and recommendations with respect to Opexa’s compensation policies and practices, and assists with the administration of Opexa’s compensation plans. In evaluating executive officer compensation, the Compensation Committee may retain the services of compensation consultants and considers recommendations from the Chief Executive Officer with respect compensation of the other executive officers. The Compensation Committee also periodically reviews compensation for non-employee directors.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

Following the closing of the Merger, the members of the compensation committee are expected to be Mr. Aselage, who is expected to serve as chair, Ms. Griffin and Dr. Marengere. To qualify as independent to serve on Opexa’s compensation committee, the listing standards of The NASDAQ Capital Market require a director not to accept any consulting, advisory, or other compensatory fee from Opexa, other than for service on Opexa’s board of directors, and that Opexa’s board of directors consider whether a director is affiliated with Opexa and, if so, whether such affiliation would impair the director’s judgment as a member of Opexa’s compensation committee. Opexa’s board of directors has concluded that the composition of the compensation committee meets the requirements for independence under the rules and regulations of the NASDAQ Stock Market LLC and of the SEC. Acer believes that, after the completion of the Merger, the composition of the compensation committee will meet the requirements for independence under, and the functioning of such compensation committee will comply with any applicable requirements of the rules and regulations of The NASDAQ Stock Market LLC and of the SEC.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Ms. Maderis (chair) and Messrs. Richman and Seaman, each of whom was determined by the Opexa board of directors to be an independent director. The Nominating and Corporate Governance Committee assists the Opexa board of directors in fulfilling its responsibilities by: identifying and approving individuals qualified to serve as members of the Opexa board of directors, selecting director nominees for Opexa’s annual meetings of shareholders, evaluating the performance of Opexa’s board of directors, and developing and recommending to Opexa’s board of directors corporate governance guidelines and oversight procedures with respect to corporate governance and ethical conduct.

In identifying and evaluating candidates, the committee takes into consideration the criteria approved by Opexa’s board of directors and such other factors as it deems appropriate. Opexa does not currently have, and Acer does not expect to adopt, a formal diversity policy, and the committee considers a broad range of factors in evaluating prospective director nominees. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other members of the board of directors, and the extent to which the candidate would be a desirable addition to the board of directors and any committees of the board of directors. The Nominating and Corporate Governance Committee will consider properly submitted shareholder nominations for candidates for the board of directors. Following verification of the shareholder status of persons proposing candidates, recommendations will be aggregated and considered by the Nominating and Corporate Governance Committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, such materials will be forwarded to the Nominating and Corporate Governance Committee.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

Each of the current members of Opexa’s nominating and corporate governance committee has been determined by Opexa’s board of directors to be independent under the rules and regulations of The NASDAQ Stock Market LLC.

Following the closing of the Merger, the members of the nominating and corporate governance committee are expected to be Mr. Dunn, who is expected to serve as chair, Mr. Aselage and Dr.  Marengere.

Director Compensation

Acer’s board of directors has established a director compensation program for its non-employee directors. Under the program, each of Acer’s non-employee director receives cash payments as follows:

•	an annual cash fee of $20,000 per year;

•	the chairman of the board of directors receives an additional annual cash fee in the amount of $15,000;

•	the chairman of the audit committee received an additional annual cash fee of $10,000;

•	the chairman of the compensation committee receives an additional annual cash fee of $5,000; and

•	each director receives a cash fee of $1,500 for attendance at each regularly scheduled quarterly meeting and $750 for any additional telephonic board meetings.

Upon appointment to the Acer board of directors, each non-employee director also receives an option to purchase 16,000 shares of Acer’s common stock at an exercise price equal to the fair value of Acer’s common stock on the date of grant. In addition, the chairman of the board and the chairman of the audit committee receive an option to purchase 5,000 and 2,500 shares of Acer’s common stock, respectively, upon their appointment to those positions.

Due to their positions with affiliates of TVM Life Science Ventures VII Limited Partnership, TVM Life Science Ventures VI GmbH & Co. KG and TVM Life Science Ventures VI Limited Partnership, neither of Messrs. Birner and Marengere have historically received compensation for his service as a director of Acer. Mr. Schelling, Acer’s president and chief executive officer, is also a director but does not receive any additional compensation for his service as a director. Mr. Schelling’s compensation as an executive officer is set forth below under “Management Following the Merger—Executive Compensation—Summary Compensation Table.”

The following table sets forth compensation earned and paid to each Acer non-employee director for service as a director during 2016:

Director Compensation

Name	Fees Paid in Cash	Option Awards (1)	Total
Stephen Aselage	$30,750	$—	$30,750
Hubert Birner	—	—	—
John Dunn	21,750	—	21,750
Luc Marengere	—	—	—

(1)	As of December 31, 2016, Messrs. Aselage and Dunn held outstanding options to purchase 21,000 and 16,000 shares of Acer common stock, respectively. None of Messrs. Burner and Marengere held any stock options as of December 31, 2016.

Acer expects that, following the closing of the Merger, its board of directors will its review non-employee director compensation practices in light of its status as a public company.

Compensation Committee Interlocks and Insider Participation

Following the completion of the Merger, the members of Opexa’s compensation committee are expected to be Mr. Aselage, who is expected to serve as chairman, Ms. Griffin and Dr. Marengere. Each member of the Compensation Committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

Executive Compensation

Acer’s executive officers will serve as the executive officers of the combined company following the merger. The following table sets forth compensation information for (i) Chris Schelling, Acer’s principal executive officer during 2016, (ii) Harry Palmin, Acer’s chief financial officer, who also served as Acer’s principal executive officer until February 5, 2016, and (ii) Robert Steiner and Benjamin Dewees, Acer’s two other most highly compensated executive officers, other than the principal executive officer, whose total compensation exceeded $100,000 during 2016. Messrs. Schelling, Palmin and Dewees and Dr. Steiner are collectively referred to as the named executive officers of Acer.

Summary Compensation Table

The following table provides information regarding the named executive officers who will serve as executive officers of the combined company. For the management of the combined company after the closing of the Merger, see “Management Following the Merger—Executive Officers and Directors—Executive Officers and Directors of the Combined Company Following the Merger” beginning on page 214.

Name and Principal Position	Fiscal Year	Salary	Option Awards (1)		Total
Chris Schelling	2016	$468,710	$—		$468,710
President and Chief Executive Officer

Harry Palmin	2016	$408,058	$—		$408,058
Chief Financial Officer and former President and Chief Executive Officer

Robert Steiner, M.D.	2016	$349,531	$52,953	(1)	$402,484
Chief Medical Officer

Benjamin Dewees (2)	2016	$222,779	$19,857	(1)	$242,636

(1)	Amount represents the aggregate grant date fair value of stock option awards made during 2016, calculated in accordance with ASC Topic 718, excluding estimated forfeitures. See Note 2 of the notes to Acer’s financial statements appearing elsewhere in this proxy statement/prospectus/information statement for a discussion of the relevant assumptions used in calculating these amounts.
(2)	Mr. Dewees served as Acer’s Vice President, Regulatory throughout 2016. Mr. Dewees’ employment with Acer was terminated effective as of June 16, 2017.

Narrative Disclosure to Summary Compensation Table

Acer’s board of directors reviews compensation annually for all of its executive officers. Compensation awarded to named executive officers in 2016 consisted of base salary and, for Dr. Steiner and Mr. Dewees, equity awards consisting of options to purchase shares of Acer’s common stock. In setting executive compensation, Acer’s board of directors considered compensation for comparable positions in the market, the historical compensation levels of its executives, individual performance as compared to its expectations and objectives, Acer’s desire to motivate its employees to achieve short- and long-term results that are in the best interests of its shareholders, and a long-term commitment to Acer. Acer does not target a specific competitive position or a specific mix of compensation among elements of compensation. In light of Mr. Schelling’s significant holdings of Acer common stock, Acer’s board of directors has not historically granted equity awards to him.

Following the consummation of the Merger, Acer expect to undertake a comprehensive review of all elements of its executive compensation program, including the function and design of its equity incentive programs.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by Dr. Steiner and Mr. Dewees as of December 31, 2016. Neither of Messrs. Schelling or Palmin held any outstanding equity awards as of that date. None of the named executive officers of Acer exercised options to purchase Acer common stock in 2016.

Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option Exercise price ($)	Option Grant Date	Option Expiration date
Robert D. Steiner, M.D.	15,000	25,000	(1)	2.55	4/5/2016	4/5/2026
Benjamin Dewees	25,000	—	(2)	2.55	6/5/2015	4/13/2025
	5,625	9,375		2.55	4/5/2016	4/5/2026

(1)	The option becomes exercisable in equal quarterly installments over a period of two years beginning on January 1, 2016, such that the option shall be fully exercisable on January 1, 2018.
(2)	The option was fully vested upon grant.

Upon completion of the Merger, the above options, to the extent still outstanding, will convert into options to purchase common stock of Opexa, with the number of shares and exercise price being appropriately adjusted to reflect the Exchange Ratio in the Merger. See “The Merger—Stock Options and Warrants” beginning on page 126.

Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control

Acer has entered into arrangements with each of its named executive officers described below, and standard confidential information and/or inventions assignment agreements, under which each of its named executive officers has agreed not to disclose Acer’s confidential information.

Harry Palmin

In connection with the termination of his position as Acer’s chief executive officer and president, on February 5, 2016, Mr. Palmin entered into a letter agreement with Acer pursuant to which Acer agreed to pay $150,000 to Mr. Palmin, as payment in full of all deferred salary owed to him, conditioned upon and following Acer’s raising more than $5.0 million in aggregate funding. Also on February 5, 2016, Mr. Palmin and Acer entered into a consulting agreement, as amended on May 5, 2016, and November 5, 2016, pursuant to which Mr. Palmin serves as Acer’s acting chief financial officer. Under the terms of the consulting agreement, Mr. Palmin was originally paid a fee of $20,000 per month, increasing to $22,000 per month starting in July 2016. Acer may terminate the consulting agreement on 14-day notice and Mr. Palmin may terminate the consulting agreement on 30-day notice. The consulting agreement contains customary provisions regarding confidentiality, non-competition, non-solicitation and the assignment of inventions. Mr. Palmin remains a party to an employee nondisclosure and developments agreement dated March 10, 2015.

Severance Agreements Robert D. Steiner and Benjamin Dewees

Acer entered into severance agreements with Dr. Steiner, its chief medical officer, in March 2016 and Mr. Dewees, its former vice president, regulatory, in April 2016. Under the terms of the severance agreements, in the event of a change of control of Acer (as defined below), all unvested stock options then held by the applicable executive shall vest and become exercisable as of immediately prior to the occurrence of the change of control, and the stock issuable upon the exercise of any such options shall no longer be subject to a right of first refusal in favor of Acer. The agreement also provides that in the event that Acer or its successor terminates the applicable executive’s employment for any reason other than cause (as defined below), death or disability, or if the applicable executive terminates his employment of good reason (as defined below), in either case within two years following the occurrence of a change in control, he will be entitled to receive as severance:

•	a lump sum equal to the accrued portion of any of his unpaid base salary and vacation through the date of termination and any unpaid portion of his bonus, if any, for the prior fiscal year; plus

•	a portion of his bonus for the fiscal year in which the termination occurs, calculated as if all performance milestones had been achieved and prorated based on the number of days elapsed during the fiscal year in which the termination occurs; plus

•	six months of his then-current base salary.

In addition, Acer will reimburse the applicable executive for the same amount of his health insurance premium as it did prior to the termination for a period beginning on the date of determination and ending on the earlier of (i) the day that is six months following the date of termination and (ii) the date the executive becomes eligible to participate in a group health insurance plan with a new employer.

As a condition to his receipt of any severance payments under the severance agreement, the applicable executive will be required to execute and deliver a general release of claims in favor of the company. If any payments under the severance agreement would constitute a parachute payments and be subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, those payments will be reduced to the extend necessary to eliminate the imposition of the excise tax.

Under the severance agreement, a “change in control” means (i) the sale of all or substantially all of the assets or issued and outstanding capital stock of Acer, (ii) a merger or consolidation involving Acer in which shareholders of Acer immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than fifty percent (50%) in voting power of capital stock or other equity interests of such surviving corporation or entity outstanding immediately after such merger or consolidation, or (iii) a change, without the approval of Acer’s board of directors, in the composition of the board of directors such that directors who were serving as of March 8, 2016 cease to constitute a majority of Acer’s board of directors.

For purposes of the severance agreement, “cause” means (i) the executive’s dishonesty relating to Acer or its assets (including, without limitation, theft or embezzlement of Acer funds or assets); (ii) a material misstatement or misrepresentation by the executive to Acer with respect to his educational and professional background and experience; (iii) the executive’s commission of any action with the intent to injure Acer, its business or its assets; (iv) the executive’s indictment for any felony, or for any misdemeanor which may interfere with the performance of his duties or responsibilities; (v) the executive’s violation of any material directive, policy, standard or instruction of Acer’s board of directors with respect to the operation of Acer’s business; (vi) the executive’s failure to obey any direction of Acer’s board of directors that is not illegal; (vii) the executive’s willful noncompliance in any material respect with any laws or regulations, foreign or domestic, in the operation of Acer’s business; (viii) the executive’s material breach of any of his obligations under any employment agreement or any fiduciary duty arising under law; (ix) the executive’s gross negligence or willful misconduct with respect to the business affairs of Acer or with respect to performing his duties or responsibilities under the severance agreement (other than on account of a medically determinable disability which renders the executive incapable of performing such services); or the executive’s unlawful use of alcohol or controlled substances or other drugs.

For purposes of the severance agreement, “good reason” means (i) without the executive’s prior written consent, assignment to the executive of duties materially inconsistent in any respect with his position, authority, duties or responsibilities, annual base salary or target bonus when compared with the same immediately prior to the date of a change in control or if any change in the same is hereafter made in anticipation of a change of control or potential change in control, when compared with the same immediately before such change; (ii) without the executive’s prior written consent, reduction in his annual base salary, target bonus or benefits when compared with the same immediately prior to the occurrence of the change in control; or (C) assignment of the executive, without his prior written consent, to a place of business that is not within fifty miles of his current place of business.

Compensation Risk Management

Acer has considered the risk associated with its compensation policies and practices for all employees and believes it has designed its compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on Acer.

Employment Benefits Plans

Opexa Amended and Restated 2010 Stock Incentive Plan

The following description of the 2010 Opexa Plan, is qualified in its entirety by reference to the complete text of the 2010 Opexa Plan. Shareholders are urged to read the actual text of the 2010 Opexa Plan in its entirety, which is filed with Opexa’s 2016 Proxy Statement as Appendix A and is available at www.sec.gov.

Background and Purpose

The terms of the 2010 Opexa Plan provide for the grant of stock options, restricted stock, stock appreciation rights, restricted stock units and performance awards that may be settled in cash, stock or other property.

The purpose of the 2010 Opexa Plan is to provide a means by which employees, directors, and consultants may be given an opportunity to purchase Opexa’s common stock to assist Opexa in securing and retaining the services of such persons, to secure and retain the services of persons capable of filling such positions, and to provide incentives for such persons to exert maximum efforts for Opexa’s success.

Shares Available for Awards

Subject to adjustment for specified changes in the combined company’s capitalization and the reverse stock split, and without giving effect to the proposed increase to the number of shares available for issuance under the 2010 Opexa Plan described in Opexa’s Proposal No. 3 in this proxy statement/prospectus/information statement, the total number of shares of Opexa common stock reserved for issuance under the 2010 Opexa Plan consists of:

•	1,103,125 shares of Opexa common stock; plus

•	the additional number of shares of Opexa common stock underlying stock options outstanding under Opexa’s June 2004 Compensatory Stock Option Plan, or the 2004 Plan, at the time the 2010 Opexa Plan was originally adopted in 2010 that are forfeited or terminate prior to exercise and would otherwise be returned to the share reserve under the 2004 Plan and any reserved shares not issued or subject to outstanding grants at the time the 2010 Opexa Plan was originally adopted in 2010, up to a maximum of 64,153 shares.

As of June 30, 2017, options to purchase 228,455 shares were outstanding under the 2010 Opexa Plan, 822,299 shares remained available for future issuance under the 2010 Opexa Plan, and 124,246 shares of common stock had been issued pursuant to restricted stock awards and option exercises thereunder. Stock options and restricted stock awards are the only types of awards that have been issued under the 2010 Opexa Plan.

Shares subject to awards granted under the 2010 Opexa Plan that are forfeited or terminate before being exercised or settled, or are not delivered to the participant because such award is settled in cash, will again become available for issuance under the 2010 Opexa Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2010 Opexa

Plan. However, shares that have actually been issued will not again become available unless forfeited. If any shares of common stock issued pursuant to a stock award are forfeited back to Opexa because of the failure to meet a contingency or condition required to vest such shares in the participant, then the shares which are forfeited will revert to and again become available for issuance under the 2010 Opexa Plan. No more than 1,167,277 shares may be delivered upon the exercise of incentive stock options granted under the 2010 Opexa Plan plus, to the extent allowable under applicable law, any shares that again become available for issuance under the 2010 Opexa Plan.

No participant in the 2010 Opexa Plan can receive option grants, restricted shares, stock appreciation rights or stock units totaling more than an aggregate of 300,000 shares in any calendar year, except in the participant’s first year of employment in which the participant may receive equity awards totaling up to 600,000 shares. No participant in the 2010 Opexa Plan may be paid more than an aggregate of $2.5 million in cash during any calendar year with respect to equity awards that are payable in cash.

Eligibility

Incentive stock options may be granted under the 2010 Opexa Plan only to Opexa employees (including executive officers) and employees of Opexa’s parent or subsidiary. Opexa employees (including executive officers), consultants and directors, and the employees (including executive officers) and consultants of Opexa’s affiliates are eligible to receive all other types of awards under the 2010 Opexa Plan. All of Opexa’s employees as well as Opexa’s directors and consultants, are eligible to participate in the 2010 Opexa Plan.

Administration

The 2010 Opexa Plan is administered by Opexa’s board of directors, which may in turn delegate authority to administer the plan to a committee such as Opexa’s Compensation Committee. Subject to the terms of the 2010 Opexa Plan, Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee) will determine recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, Opexa’s Board (or, as applicable, Opexa’s Compensation Committee) will also determine the exercise price of options granted under the 2010 Opexa Plan.

Repricing

The 2010 Opexa Plan expressly provides that, without the approval of the shareholders, Opexa’s board of directors or Compensation Committee shall not have the authority to reduce the exercise price of any outstanding stock options or stock appreciation rights under the plan (except in connection with certain corporate transactions, such as stock splits, certain dividends, recapitalizations, reorganizations, mergers, spin-offs and the like), or cancel any outstanding underwater stock options or stock appreciation rights in exchange for cash or new stock awards under the 2010 Opexa Plan.

Stock Options

Stock options will be granted pursuant to stock option agreements. The exercise price for an option cannot be less than 100% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the 2010 Opexa Plan will vest at the rate specified in the option agreement. Incentive stock options granted to any holder of more than 10% of the voting shares of Opexa must have an exercise price of at least 110% of the fair market value of Opexa common stock on the date of grant.

The term of stock options granted under the 2010 Opexa Plan may not exceed ten years (five years in the case of an incentive stock option granted to any holder of more than 10% of our voting shares). Each stock option agreement will set forth any limitations on the right of the option holder to exercise the stock option following termination of service with Opexa or any affiliate of Opexa.

Acceptable forms of consideration for the purchase of Opexa common stock issued under the 2010 Opexa Plan will be determined by Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee) and may include cash, common stock previously owned by the option holder, payment through a broker assisted cashless exercise, or other legal consideration approved by Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee).

Generally, an option holder may not transfer a stock option other than by will or the laws of descent and distribution, unless otherwise permitted under the terms of the applicable stock option agreement.

ISO Limitations

The aggregate fair market value, determined at the time of grant, of shares of Opexa common stock with respect to which incentive stock options, or ISOs, may be exercisable for the first time by an optionholder during any calendar year under all of Opexa stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options, or NSOs. The aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of ISOs shall be no more than 1,167,277 shares plus, to the extent allowable under applicable law, any shares that again become available for issuance under the 2010 Opexa Plan. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Opexa’s total combined voting power or that of any Opexa affiliate.

Restricted Stock Awards

Restricted stock awards will be granted pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for the recipient’s services performed for Opexa or an affiliate of Opexa. Shares of Opexa common stock acquired under a restricted stock award may be subject to forfeiture to Opexa in accordance with a vesting schedule to be determined by Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee). Rights to acquire shares of Opexa common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement.

Stock Appreciation Rights

Stock appreciation rights typically will provide for payments to the recipient based upon increases in the price of Opexa common stock over the exercise price of the stock appreciation right. The exercise price of a stock appreciation right will be determined by Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee), which shall not be less than the fair market value of our common stock on the date of grant. Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee) may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Restricted Stock Unit Awards

Restricted stock unit awards will be granted pursuant to restricted stock unit award agreements. Opexa will settle a restricted stock unit award by delivery of shares of Opexa common stock, by cash, or by a combination of cash and stock as deemed appropriate by our Board (or, as applicable, our Compensation Committee) and set forth in the restricted stock unit award agreement. Dividend equivalents may be credited in respect of shares of our common stock covered by a restricted stock unit award. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee). Except as otherwise provided in the applicable restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Performance Awards

The 2010 Opexa Plan provides that Awards may be granted, issued, vested or retained based upon the attainment during a certain period of time of certain performance goals. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will generally be determined by Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee).

Performance goals under the 2010 Opexa Plan shall be determined by Opexa’s board of directors (or, as applicable, Opexa’s Compensation Committee), based on or related to one or more of the following performance criteria:

•	cash flow;

•	earnings per share;

•	earnings before interest, taxes and amortization;

•	return on equity;

•	total shareholder return;

•	share price performance;

•	return on capital;

•	return on assets or net assets;

•	revenue;

•	income or net income;

•	operating income or net operating income;

•	operating profit or net operating profit;

•	operating margin or profit margin;

•	return on operating revenue;

•	return on invested capital;

•	market segment shares;

•	costs;

•	expenses;

•	regulatory body approval for commercialization of a product; or

•	implementation or completion of critical projects.

Changes to Capital Structure

In the event that there is a specified type of change in Opexa’s capital structure, such as a stock split or stock dividend, the class and number of shares reserved under the 2010 Opexa Plan (including share limits) and the class and number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately and equitably adjusted.

Corporate Transactions

In the event of certain corporate transactions, all outstanding stock awards under the 2010 Opexa Plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting or exercisability of such stock awards may be accelerated in full and then terminated, if and to the extent not exercised at or prior to the effective time of the corporate transaction, or Opexa may terminate the stock awards upon payment of their intrinsic value in cash or cash equivalents.

Plan Amendments

Opexa’s board of directors will have the authority to amend or terminate the 2010 Opexa Plan. However, in general, no amendment or termination of the plan may materially impair any rights under awards already granted to a participant unless agreed to by the affected participant. Opexa will obtain shareholder approval of any amendment to the 2010 Opexa Plan if required by applicable law.

Plan Termination

Unless sooner terminated by the Board, the 2010 Opexa Plan will automatically terminate on September 1, 2020, the day before the tenth anniversary of the date the 2010 Opexa Plan was originally adopted by Opexa’s board of directors.

Acer 2013 Stock Incentive Plan, as amended

Acer has adopted its 2013 Stock Incentive Plan, which was subsequently amended on April 20, 2016, and which we refer to as the 2013 Acer Plan. The 2013 Acer Plan provides for the issuance of equity-based awards, denominated in shares of Acer common stock, in the form of incentive stock options, nonstatutory stock options and restricted stock awards. Acer does not intend to make any new awards under the 2013 Acer Plan following the closing of the Merger. At the time and as a consequence of the occurrence of the Merger, all awards issued under the 2013 Acer Plan will be assumed by the combined company and will become awards of the same type denominated in shares of the combined company’s common stock.

The material features of the 2013 Acer Plan are summarized below. The complete text of the 2013 Acer Plan is filed as an exhibit to the registration statement of which this proxy statement/prospectus/information statement forms a part, and this description is qualified in its entirety by reference thereto. All shareholders are urged to read the Acer 2013 Plan in its entirety.

General. The total number of shares of common stock reserved for issuance under the 2013 Acer Plan is 165,000. Any shares that may be issued under the 2013 Acer Plan to any person pursuant to an award are counted against this limit as one share for every one share granted.

Purpose. The purpose of the 2013 Acer Plan is to secure for Acer and its shareholders the benefits arising from capital stock ownership by employees, officers and directors of, and consultants or advisors to, Acer and its parent and subsidiary corporations who are expected to contribute to Acer’s future growth and success.

Administration. The Acer 2013 Plan is administered by Acer’s board of directors. Acer’s board of directors may, to the extent permitted by law, delegate any or all of its powers under the 2013 Acer Plan to one or more committees or subcommittees of the board of directors. Subject to the terms of the 2013 Acer Plan, such committee or subcommittee may determine the types of awards and the terms and conditions of such awards, interpret provisions of the 2013 Acer Plan and select participants to receive awards.

Source of shares. The shares of Acer common stock issued or to be issued under the 2013 Acer Plan consist of authorized but unissued shares and shares that Acer has reacquired. If an option issued under the 2013 Acer Plan expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to that option will again be available for subsequent awards under the 2013 Acer Plan. If shares of restricted stock granted under the 2013 Acer Plan are forfeited to, or otherwise repurchased by, Acer pursuant to a restricted stock agreement, such repurchased shares will again be available for subsequent awards under the 2013 Acer Plan. If shares issued upon exercise of an option are tendered to Acer in payment of the exercise price of an option, the tendered shares will again be available for subsequent awards under the 2013 Acer Plan.

Eligibility. Awards may be granted under the 2013 Acer Plan to persons who are, at the time of grant, employees, officers or directors of, or consultants or advisors to, Acer; provided, that the class of persons to whom incentive stock options may be granted is limited to employees of Acer.

Amendment or termination of the 2013 Acer Plan. Acer’s board of directors may at any time modify or amend in any respect or terminate the 2013 Acer Plan. If shareholder approval is not obtained within twelve months after any amendment increasing the number of shares authorized under the 2013 Acer Plan or changing the class of persons eligible to receive options under the 2013 Acer Plan, no options granted pursuant to those amendments will be deemed to be incentive stock options and no incentive stock options will be issued pursuant to those amendments thereafter. The termination or any modification or amendment of the 2013 Acer Plan will not, without the consent of an optionee or the holder of restricted stock, adversely affect his or her rights under an option or restricted stock award previously granted to him or her.

Options. The 2013 Acer Plan permits the granting of options to purchase shares of common stock intended to qualify as “incentive stock options” under the Code, and options that do not qualify as incentive stock options, which are referred to as nonstatutory stock options. Acer may grant nonstatutory stock options to its employees, directors, officers, consultants or advisors in the discretion of its board of directors. Incentive stock options will only be granted to Acer’s employees.

The exercise price of each incentive stock option may not be less than 100% of the fair market value of shares of Acer’s common stock on the date of grant. If Acer grants incentive stock options to any person holding more than 10% of the outstanding voting stock of Acer, the exercise price may not be less than 110% of the fair market value of shares of Acer’s common stock on the date of grant. The exercise price of any non-qualified stock option will be determined by Acer’s board of directors and may not be less than the fair market value of shares of Acer’s common stock on the date of grant.

The term of each option may be established at the discretion of the board of directors, provided that the term of an incentive stock option may not exceed ten years from the date of grant, or five years from the date of grant in the case of an incentive stock option issued to a person holding more than 10% of the outstanding voting stock of Acer. The board of directors may determine at what time or times each option may be exercised. Except as may be otherwise expressly provided in the terms and conditions of an option agreement, options shall terminate on the earliest to occur of:

•	the expiration date of the option;

•	the date of termination of the optionee’s employment with, or provision of services to, Acer by Acer for cause (as that term is defined in the 2013 Acer Plan);

•	90 days after the date of voluntary termination of the optionee’s employment with, or provision of services to, Acer by the optionee (other than for death or permanent disability as defined below); or

•	90 days after the date of termination of the optionee’s employment with, or provision of services to, Acer by Acer without cause (other than for death or permanent disability as defined below).

In the event of the permanent and total disability or death of an optionee while in an employment or other relationship with Acer, any option held by that optionee will terminate on the earlier of the date of expiration of the option or one year following the date of the optionee’s disability or death. After disability or death, the optionee (or in the case of death, his or her executor, administrator or any person or persons to whom the option may be transferred by will or by laws of descent and distribution) shall have the right, at any time prior to termination, to exercise the option to the extent the optionee was entitled to exercise the option as of the date of his or her disability or death.

In general, an optionee may pay the exercise price of an option by cash or check payable to Acer. The board of directors may also provide in an option agreement that the exercise price for that option may be satisfied by delivery of shares of common stock having a fair market value equal to the aggregate exercise price of the options being exercised, by delivery of a promissory note as approved by Acer’s board of directors, by a “cashless exercise” through a broker supported by an irrevocable and unconditional undertaking by such broker to deliver sufficient funds to pay the applicable exercise price, by reducing the number of shares of common stock issuable upon exercise of the option by a number of shares of Acer common stock with a fair value equal to the aggregate exercise price for the option, or by any combination of these forms of payment.

Options granted under 2013 Acer Plan may not be assigned or transferred by the person to whom it is granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution.

Restricted stock. Awards of restricted stock consist of the right to acquire, for a purchase price determined by Acer’s board of directors, shares of Acer’s common stock subject to such restrictions and conditions as Acer’s board of directors may determine at the time of grant.

Restricted stock awards may have restrictions that lapse based upon length of service of the recipient or based upon the attainment of performance goals. Unless otherwise specified in the agreement governing the restricted stock award, all shares subject to the restricted stock award shall be entitled to vote and shall receive dividends during the periods of restriction.

Adjustments for share dividends and similar events. Acer will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2013 Acer Plan, including the individual limitations on awards, if, as a result of any merger, consolidation, sale of all or substantially all of the assets of Acer, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, (i) the outstanding shares of Acer common stock are increased, decreased or exchanged for a different number or kind of shares or other securities of Acer, or (ii) additional shares or new or different shares or other securities of Acer or other non-cash assets are distributed with respect to shares of common stock or other securities.

Effect of a change in control. Upon the occurrence of a “change in control” (as defined in the 2013 Acer Plan), Acer’s board of directors may take one or more of the following actions with respect to some or all outstanding awards granted under the 2013 Acer Plan:

•	provide that options will be assumed, or equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), provided that any options substituted for incentive stock options shall meet the applicable requirements of the Code;

•	upon written notice to the optionees, provide that all unexercised options will terminate immediately prior to the consummation of the change in control transaction unless exercised by the optionee to the extent otherwise then exercisable within a specified period following the date of notice;

•	upon written notice to the grantees, provide that all unvested shares of restricted stock shall be repurchased at cost;

•	provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to any award shall lapse, in whole or in part prior to or upon such change of control;

•	provide for a cash payment to be made to each holder of an outstanding stock option equal to the difference between (a) the cash consideration the holder of a share of common stock would receive upon consummation of the change of control and (b) the aggregate exercise price of all outstanding options, in exchange for the termination of such options; or

•	provide that all or any outstanding options shall become exercisable and all or any outstanding restricted stock awards shall vest in part or in full immediately prior to such event.

To the extent that any options are exercisable at a price equal to or in excess of the per share consideration received by holders of common stock in a change of control transaction, Acer’s board of directors may provide that those options shall terminate immediately upon the consummation of the change in control transaction without any payment being made to the holders of such Options.

In the event of a change in control transaction, any securities, cash or other property received in exchange for shares of restricted stock granted pursuant to the 2013 Acer Plan shall continue to be governed by the provisions of any restricted stock agreement pursuant to which they were issued, including any provision regarding vesting, and such securities, cash, or other property may be held in escrow on such terms as Acer’s board of directors may direct, to insure compliance with the terms of any such restricted stock agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Described below are the transactions and series of similar transactions since January 1, 2016 in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of the directors, executive officers, holders of more than 5% of capital stock of the combined company (sometimes referred to as 5% shareholders below) or any member of their immediate family had or will have a direct or indirect material interest.

Acer Transactions

Affiliations with 5% Shareholders

Dr. Marengere a member of Acer’s board of directors and managing partner of TVM Life Science Ventures VII Limited Partnership, which holds more than 5% of Acer’s outstanding common stock. Dr. Birner is a member of Acer’s board of directors and a managing partner of TVM Capital Life Science and serves on the investment committee for each of TVM Life Science Ventures VII Limited Partnership, TVM Life Science Ventures VI GmbH & Co. KG and TVM Life Science Ventures VI Limited Partnership. Mr. Dunn is a member of Acer’s board of directors and has served as a consultant to TVM Capital. TVM Capital and TVM Capital Life Science are affiliated with TVM Life Science Ventures VII Limited Partnership, TVM Life Science Ventures VI GmbH & Co. KG and TVM Life Science Ventures VI Limited Partnership, which together hold more than 5% of Acer’s outstanding capital stock.

Private Placement of Common Stock

On June 30, 2017, Acer entered into the Subscription Agreement with certain current shareholders of Acer and certain new investors pursuant to which the purchasers agreed to purchase an aggregate of 1,655,162 shares of Acer common stock at a price per share of $9.47 for an aggregate consideration of approximately $15.7 million, inclusive of the conversion of approximately $5.7 million of principal and accrued interest on then outstanding convertible promissory notes previously issued by Acer. The closing of the purchase and sale of shares of Acer common stock under the Subscription Agreement will take place immediately prior to the consummation of the Merger, subject to specified conditions in the Subscription Agreement. The table below sets forth the number of shares of Acer common stock agreed to be purchased and the purchase price for the shares of common stock for each purchaser that is a director, executive officer or 5% shareholder of Acer.

Name of Purchaser	Shares of Common Stock (#)	Purchase Price ($)
TVM Life Science Ventures VII Limited Partnership (1)	696,518	6,596,027.40
TVM Life Science Ventures VI GmbH & Co. KG (2)	200,382	1,897,625.56
TVM Life Science Ventures VI Limited Partnership (3)	68,677	650,388.14

(1)	Includes 326,930 shares of common stock to be issued upon conversion of $3,096,027.40 of principal and accrued interest on outstanding convertible promissory notes.
(2)	Includes 121,740 shares of common stock to be issued upon conversion of $1,152,878.56 of principal and accrued interest on outstanding convertible promissory notes.
(3)	Includes 41,724 shares of common stock to be issued upon conversion of $395,135.14 of principal and accrued interest on outstanding convertible promissory notes.

Issuance of Series B Preferred Stock

In April 2016, Acer issued and sold an aggregate of 970,238 shares of Acer Series B preferred stock at a price per share of $8.40 for an aggregate consideration of approximately $8.1 million. The table below sets forth the number of shares of Series B preferred stock purchased and the purchase price for the shares of Series B preferred stock for each purchaser that is a director, executive officer or 5% shareholder of Acer. Pursuant to the Merger Agreement, each outstanding share of Acer Series B preferred stock will convert into one share of Acer common stock prior to the effective time of the Merger.

Name of Purchaser	Shares of Series B Preferred Stock (#)	Purchase Price ($)
TVM Life Science Ventures VII Limited Partnership (1)	476,191	4,000,004.40
Bukwang Pharmaceutical Co. Ltd. (2)	238,095	1,999,998.00
TVM Life Science Ventures VI GmbH & Co. KG (1)	177,322	1,489,501.10
TVM Life Science Ventures VI Limited Partnership (1)	60,773	510,496.90
Stephen Aselage (3)	11,905	100,002.00
John Dunn (4)	5,952	49,996.80

(1)	Each of TVM Life Science Ventures VII Limited Partnership and TVM Life Science Ventures VI GmbH & Co. KG holds more than 5% of Acer’s outstanding capital stock. TVM Life Science Ventures VI Limited Partnership is affiliated with TVM Life Science Ventures VII Limited Partnership and TVM Life Science Ventures VI GmbH & Co. KG.
(2)	Bukwang Pharmaceutical Co. Ltd. holds more than 5% of Acer’s outstanding capital stock.
(3)	Mr. Aselage is the chairman of Acer’s board of directors.
(4)	Mr. Dunn is a member of Acer’s board of directors.

Convertible Promissory Notes

In March 2017 and May 2017, Acer issued and sold at two closings senior secured convertible promissory notes, or the convertible notes, in the aggregate principal amount of $5.5 million. The convertible notes accrue interest at a rate of 10% per annum and have a maturity date of March 22, 2018, which may be extended by the investors. The aggregate amount of principal of the convertible notes and all accrued and unpaid interest thereon will be converted into shares of Acer common stock at the closing of Acer’s concurrent financing pursuant to the Subscription Agreement at a conversion price equal to $9.47 per share. Acer granted a security interest to the purchasers of the convertible promissory notes in substantially of its assets, which will be extinguished in connection with the conversion of the notes in the concurrent financing.

The table below sets forth the principal amount of each convertible note issued to a purchaser that is a director, executive officer or 5% shareholder of Acer.

Name of Purchaser	Principal Amount ($)
TVM Life Science Ventures VII Limited Partnership (1)	3,000,000.00
TVM Life Science Ventures VI GmbH & Co. KG (1)	1,117,120.50
TVM Life Science Ventures VI Limited Partnership (1)	382,879.50

(1)	Each of TVM Life Science Ventures VII Limited Partnership and TVM Life Science Ventures VI GmbH & Co. KG holds more than 5% of Acer’s outstanding capital stock. TVM Life Science Ventures VI Limited Partnership is affiliated with TVM Life Science Ventures VII Limited Partnership and TVM Life Science Ventures VI GmbH & Co. KG.

Voting Agreements

In connection with the issuance of Acer Series B preferred stock in April 2016, Acer entered into an amended and restated voting agreement with investors including certain directors, executive officers and 5% shareholders of Acer. The amended and restated voting agreement will be terminated in connection with the Merger.

Acer has also entered into support agreements in connection with the Merger with certain of its directors, executive officers and 5% shareholders. For a description of these support agreements, see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 154.

Investors’ Rights Agreement

In connection with the issuance of Acer Series B preferred stock in April 2016, Acer entered into an amended and restated investors’ rights agreement with investors including certain directors, executive officers and 5% shareholders of Acer, which provides certain holders of Acer common stock (including Acer common stock issuable upon conversion of Acer preferred stock) registration rights with respect to such common stock. In addition to such registration rights, the amended and restated investors’ rights agreement provides for specified information rights and preemptive rights. The amended and restated investors’ rights agreement will be terminated in connection with the Merger.

Right of First Refusal and Co-Sale Agreement

In connection with the issuance of Acer Series B preferred stock in April 2016, Acer entered into an amended and restated right of first refusal and co-sale agreement with investors including certain directors, executive officers and 5% shareholders of Acer. The amended and restated right of first refusal and co-sale agreement will be terminated in connection with the Merger.

Director and Executive Officer Compensation

For information regarding the compensation of Acer’s executive officers and directors, see the sections titled “Management Following the Merger—Executive Compensation” and “Management Following the Merger—Director Compensation” beginning on pages 219 and 218, respectively.

Change of Control and Severance Benefit Agreements

For a description of change of control and severance benefit agreements applicable to Acer’s executive officers and directors, see the section titled “The Merger—Interests of Acer Directors and Executive Officers in the Merger” beginning on page 121.

Director and Officer Indemnification and Insurance

Acer has entered into indemnification agreements with each of its officers and directors and purchased directors’ and officers’ liability insurance. The indemnification agreements and Acer’s bylaws require Acer to indemnify its directors and officers to the fullest extent permitted under Delaware law.

Policies and Procedures Regarding Related Party Transactions

While Acer does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, Acer’s board of directors reviews and considers the interests of its directors, executive officers and principal shareholders in its review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances.

DESCRIPTION OF OPEXA CAPITAL STOCK

Opexa’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, no par value per share.

As of June 30, 2017, there were:

•	7,657,332 shares of Opexa common stock outstanding;

•	zero shares of preferred stock outstanding;

•	228,455 shares of Opexa common stock reserved for the exercise of options outstanding; and

•	3,468,731 shares of Opexa common stock reserved for the exercise of warrants outstanding.

The following description of Opexa capital stock is not complete and may not contain all the information you should consider before investing in Opexa capital stock. This description is summarized from, and qualified in its entirety by reference to, Opexa’s certificate of formation, which has been publicly filed with the SEC. See “Where You Can Find More Information.”

Common Stock

Voting Rights

Each holder of Opexa common stock is entitled to one vote for each share of Opexa common stock held on all matters submitted to a vote of shareholders. Opexa’s certificate of formation does not provide for cumulative voting for the election of directors and therefore the holders of a majority of the shares voted are able to elect all directors then standing for election.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of Opexa common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that Opexa’s board of directors may determine from time to time.

Rights Upon Liquidation

In the event of Opexa’s liquidation, dissolution or winding-up, the holders of Opexa common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Other Rights

Holders of Opexa common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Opexa’s common stock.

Fully Paid and Nonassessable

All outstanding shares of Opexa common stock are fully paid and nonassessable.

Preferred Stock

Opexa’s board of directors has the authority to issue preferred stock, in one or more series, with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as Opexa’s board of directors may authorize, without further action by Opexa’s shareholders, including:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

•	the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of Opexa’s assets; and

•	the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

Options

As of June 30, 2017, there were 228,455 shares of Opexa common stock underlying outstanding stock options, at a weighted-average exercise price of $12.49 per share.

Warrants

As of June 30, 2017, there were 3,468,731 shares of Opexa common stock underlying outstanding warrants at a weighted-average exercise price of $12.38 per share.

Some of these warrants provide for cashless exercise at the option of the holder, and also contain provisions for the adjustment of the number of shares issuable upon the exercise of the warrant in the event of stock splits, recapitalizations, reclassifications and consolidations. These warrants will expire between July 2017 and October 2018.

Anti-Takeover Effects of Texas Law and Provisions of Opexa’s Charter Documents

The provisions of Texas law, Opexa’s certificate of formation and its bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of Opexa.

Texas Anti-Takeover Law

Opexa is subject to Section 21.606 of the Texas Business Organizations Code. That section prohibits Texas corporations from engaging in a wide range of specified transactions with any affiliated shareholder during the three-year period immediately following the affiliated shareholder’s acquisition of shares in the absence of certain board of director or shareholder approvals. An affiliated shareholder of a corporation is any person, other than the corporation and any of its wholly owned subsidiaries, that is or was within the preceding three-year period the beneficial owner of 20% or more of the outstanding shares of stock entitled to vote generally in the election of directors. Section 21.606 may make it more difficult for a person who would be an affiliated shareholder to effect various business combinations with a corporation for a three-year period.

Certificate of Formation and Bylaws

Opexa’s certificate of formation and bylaws include provisions that:

•	authorize Opexa’s board of directors to issue, without further action by the shareholders, up to 10,000,000 shares of undesignated preferred stock; and

•	authorize Opexa to indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to Opexa, which may include services in connection with takeover defense measures.

Listing

Opexa’s common stock is listed on the NASDAQ Capital Market under the symbol “OPXA.”

Transfer Agent and Registrar

The transfer agent and registrar for Opexa’s common stock is Continental Stock Transfer & Trust Company. Its address is One State Street Plaza, 30th Floor, New York, NY 10004.

COMPARISON OF RIGHTS OF HOLDERS OF

OPEXA CAPITAL STOCK AND ACER CAPITAL STOCK

General

Acer is incorporated under the laws of the State of Delaware, and Opexa is organized under the laws of the State of Texas. Upon completion of the Merger, Acer shareholders will become Opexa shareholders, and their rights will be governed by the Texas Business Organizations Code, or the TBOC, the amended and restated bylaws of Opexa, as amended (referred to as Opexa’s bylaws), and the restated certificate of formation of Opexa, as amended (referred to as Opexa’s certificate of formation).

The material differences between the current rights of Acer shareholders under the second amended and restated certificate of incorporation of Acer (referred to as Acer’s certificate of incorporation) and the bylaws of Acer, and their rights as Opexa shareholders after the Merger under Opexa’s certificate of formation and bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Delaware General Corporation Law, or the DGCL, the TBOC and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a shareholder of Opexa or Acer before the Merger and being a shareholder of Opexa following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information.”

Authorized Capital Stock

Acer

Acer’s certificate of incorporation authorizes the issuance of up to 10,000,000 shares of common stock, $0.0001 par value per share, and 1,608,654 shares of preferred stock, $0.0001 par value per share, of which 638,416 shares are designated Series A preferred stock, and 970,238 shares are designated Series B preferred stock.

Opexa

Opexa’s certificate of formation authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, having no par value, of which 80,000 shares are designated Series A convertible preferred stock.

Dividends

Acer

The DGCL provides that the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus, as defined in and computed in accordance with the DGCL, or if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Acer’s certificate of incorporation provides that (i) the holders of Acer’s Series B preferred stock will be entitled, when, as and if declared by Acer’s board of directors, to cumulative dividends, accruing daily and compounding annually, at an annual rate of 10% of the Series B original issue price plus any accrued but unpaid dividends that have been compounded, in preference and priority to the holders of Acer’s Series A preferred stock and common stock and (ii) the holders of Acer’s Series A preferred stock will be entitled, when, as and if declared by Acer’s board of directors, to cumulative dividends, accruing daily and compounding annually, at an annual rate of 10% of the Series A original issue price plus any accrued but unpaid dividends that have been compounded, in preference and priority to the holders of Acer’s common stock.

Opexa

The TBOC authorizes the board of directors of a corporation to make distributions (which include dividends), except that a corporation may not make a distribution that violates the corporation’s certificate of formation or if the corporation would be insolvent after the distribution.

Opexa’s certificate of formation provides that (i) Opexa’s Series A convertible preferred stock accrues dividends at the rate of 8% per annum, which are cumulative and payable semi-annually in either cash or registered shares of the common stock, at Opexa’s election and (ii) Opexa shall not declare, pay or set aside any dividends or other distributions on shares of common stock unless all accrued dividends have been fully paid and the holders of the Series A convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend or distribution on each outstanding share of Series A convertible preferred stock in an amount equal to the product of (A) the dividend or distribution payable on each share of common stock and (B) the number of shares of common stock issuable upon conversion of a share of Series A convertible preferred stock.

Liquidation Preference

Acer

Acer’s certificate of incorporation provides that, in the event of any liquidation, dissolution, winding up or deemed liquidation event (as defined in Acer’s certificate of incorporation), the holders of Acer’s Series B preferred stock are entitled to receive an amount per share equal to the greater of (i) the Series B original issue price, plus any dividends declared but unpaid thereon and (ii) such amount per share as would have been payable had all shares of Series B preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. After the payment of all preferential amounts required to be paid to the holders of the Series B preferred stock, the holders of Acer’s Series A preferred stock are entitled to receive an amount per share of equal to the greater of (i) the Series A original issue price, plus any dividends declared but unpaid thereon and (ii) such amount per share as would have been payable had all shares of Series A preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. The original issue price is $8.40 for Acer’s Series B preferred stock and $6.52576 for Acer’s Series A preferred stock. After the payment of the full preferential amounts specified above, the remaining assets shall be distributed pro rata among the holders of Acer’s Series B preferred stock and common stock in proportion to the number of shares of Acer’s common stock held by them (assuming the conversion of all shares of Series B preferred stock into common stock).

Opexa

Opexa’s certificate of formation authorizes the issuance of preferred stock in one or more classes or series designated by Opexa’s board of directors, with such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions, as may be determined by Opexa’s board of directors in accordance with Texas law. To date, Opexa’s board of directors has authorized only once class of preferred stock, designated as Series A convertible preferred stock.

Opexa’s certificate of formation provides that, in the event of any involuntary liquidation, dissolution, winding up or deemed liquidation event (as defined in Opexa’s certificate of formation), the holders of Opexa’s Series A convertible preferred stock are entitled to receive an amount per share equal to the greater of (i) $100.00 plus any dividends accrued but unpaid thereon together with any other dividends declared but unpaid thereon and (ii) such amount per share as would have been payable had all shares of Series A convertible preferred stock been converted into common stock immediately prior to such involuntary liquidation, dissolution, winding up or deemed liquidation event. After the payment of the full preferential amounts specified above, the holders of Series A convertible preferred stock shall not be entitled to any further payment.

Conversion Rights and Protective Provisions

Acer

Acer’s certificate of incorporation provides that holders of Acer preferred stock have the right to convert such shares into shares of Acer common stock at any time at a conversion rate as provided in Acer’s certificate of incorporation. In addition, upon the closing of a firm commitment underwritten public offering resulting in at least $40 million of gross proceeds to Acer, or the date and time or occurrence of an event specified by vote or written consent of holders of greater than 50% of the outstanding shares of Series B preferred stock, all outstanding shares of Acer’s preferred stock will automatically be converted into shares of common stock at the then effective conversion rate calculated pursuant to Acer’s certificate of incorporation. Additionally, if, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Acer or a deemed liquidation event, the aggregate amount to be paid to the Series B preferred holders is equal to or greater than three times the Series B original issue price, plus any dividends declared but unpaid thereon, then, immediately prior to such event, each outstanding share of Series B preferred stock will automatically be converted into shares of common stock at the then effective conversion rate calculated pursuant to Acer’s certificate of incorporation. Acer’s certificate of incorporation also provides for certain protective provisions, as described in more detail below.

As long as any shares of Acer’s preferred stock are outstanding, Acer may not take any of the following actions without the written consent or affirmative vote of the holders of greater than 50% of the outstanding shares of Acer’s preferred stock, voting together:

•	purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend on any capital stock prior to the preferred stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost;

•	create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of Acer and its subsidiaries for borrowed money following such action would exceed $250,000, unless such debt security has received the prior approval of Acer’s board of directors, including the approval of the director elected by the Series A preferred holders and the director elected by the Series B preferred holders; or

•	create, or hold capital stock in any subsidiary that is not wholly-owned (either directly or through one or more other subsidiaries) by Acer, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of Acer, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

As long as any shares of Acer’s Series B preferred stock are outstanding, Acer may not take any of the following actions without the written consent or affirmative vote of the holders of greater than 50% of the outstanding shares of Acer’s Series B preferred stock:

•	liquidate, dissolve or wind-up the business and affairs of Acer, effect any merger or consolidation or any other deemed liquidation event, or consent to any of the foregoing;

•	amend, alter or repeal any provision of Acer’s certificate of incorporation or bylaws in a manner that adversely affects the powers, preferences or rights of the Series B preferred stock;

•	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series B preferred stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Acer, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series B preferred stock; or

•	increase or decrease the authorized number of directors constituting Acer’s board of directors.

As long as shares of Series A preferred stock are outstanding, Acer may not take any of the following actions without the written consent or affirmative vote of the holders of greater than 50% of the outstanding shares of Acer’s Series A preferred stock:

•	liquidate, dissolve or wind-up the business and affairs of Acer, effect any merger or consolidation or any other deemed liquidation event, or consent to any of the foregoing;

•	amend, alter or repeal any provision of Acer’s certificate of incorporation or bylaws in a manner that adversely affects the powers, preferences or rights of the Series A preferred stock;

•	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A preferred stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Acer, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A preferred stock; or

•	increase or decrease the authorized number of directors constituting Acer’s board of directors.

Opexa

Opexa’s certificate of formation provides that the Series A convertible preferred stock is convertible into shares of Opexa’s common stock at any time at a conversion rate as provided in Opexa’s certificate of formation. Opexa can elect to convert the Series A convertible preferred stock into common stock if Opexa’s common stock closes at or above $4.00 per share for 20 consecutive trading days. In addition, at the date and time or occurrence of an event specified by affirmative vote or written consent of holders of at least 66-2/3% of the outstanding shares of Series A convertible preferred stock, all outstanding shares of Opexa’s Series A convertible preferred stock will automatically be converted into shares of common stock at the then effective conversion rate calculated pursuant to Opexa’s certificate of formation.

As long as the number of shares of Series A convertible preferred stock outstanding is equal to or greater than 50% of the total number of shares of Series A convertible preferred stock ever issued by the Opexa, Opexa may not take any of the following actions without the written consent or affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Opexa’s Series A convertible preferred stock:

•	amend, alter or repeal any provision of Opexa’s certificate of formation in a manner that adversely affects the powers, preferences or rights of the Series A convertible preferred stock;

•	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior or pari passu to the Series A convertible preferred stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Opexa, the payment of dividends and rights of redemption; or

•	increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior or pari passu to the Series A convertible preferred stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Opexa, the payment of dividends and rights of redemption.

Number of Directors

Acer

Acer’s bylaws provide that Acer’s board of directors will consist of not less than one nor more than five members. Acer’s amended and restated voting agreement sets the number of directors of Acer’s board of directors at five. Acer’s bylaws provide that the number of directors may be increased or decreased from time to time by the shareholders or by the directors by vote of a majority of directors then in office, except that any such decrease by vote of the directors may only be made to eliminate vacancies existing by reason of the death, resignation or removal of one or more directors and. Pursuant to Acer’s certificate of incorporation, as long as any shares of Series A or Series B preferred stock remain outstanding, any increase or decrease of the authorized number of directors will require the approval of a majority of the outstanding shares of (i) Acer’s Series A preferred stock, voting separately, and (ii) Acer’s Series B preferred stock, voting separately.

Opexa

Opexa’s certificate of formation and bylaws provide that Opexa’s board of directors will consist of not less than two nor more than ten members, as the board of directors may determine by resolution from time to time

Shareholder Nominations and Proposals

Acer

Acer’s certificate of incorporation and bylaws do not provide for any procedures or restrictions relating to shareholder nominations and proposals.

Opexa

Under Opexa’s bylaws, in order for a shareholder to make any director nomination or propose any other action at an annual meeting of shareholders, the shareholder must provide notice in writing to Opexa’s secretary, which must be delivered to or mailed and received not less than 50 days nor more than 90 days prior to the date of such meeting, provided that in the event that less than 75 days’ notice of the date of the meeting is given to Opexa’s shareholders, notice must be received no later than the 15th day following the date on which Opexa’s notice of the date of the meeting was mailed. The notice must include (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the meeting; (ii) the name and record address of the shareholder proposing the business; (iii) the class, series and number of shares of capital stock of Opexa beneficially owned by the shareholder; and (iv) any material interest of the shareholder in the business.

Removal of Directors

Acer

Acer’s bylaws provide that, unless otherwise restricted by the certificate of incorporation or bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of Acer’s stock issued and outstanding and entitled to vote at an election of directors. Acer’s certificate of incorporation provides that any director elected by the Series A or Series B preferred holders may be removed from Acer’s board of directors without cause by an affirmative vote of the holders of a majority of the shares of the series of preferred stock entitled to elect such director.

Opexa

Under Opexa’s bylaws, shareholders holding a majority of the outstanding shares entitled to vote in the election of directors may remove any director or the entire board of directors at any time, with our without cause.

Vacancies on the Board of Directors

Acer

Acer’s bylaws provide that vacancies and newly created directorships resulting from any increase in the number of directors may be filled by vote of the shareholders or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. When one or more directors resigns from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, may fill such vacancy or vacancies, to take effect when such resignation or resignations become effective. Whenever the holders of any class or series of stock thereof are entitled to elect one or more directors by the provisions of Acer’s certificate of incorporation, vacancies that occur therefrom shall be filled only by vote of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series. If the Series A or Series B preferred holders fail to elect a director to fill the directorships for which they are entitled to elect directors, any such directorship will remain vacant until the Series A or Series B preferred holders, as the case may be, elect a director to fill such directorship.

Opexa

Opexa’s bylaws provide that any vacancy on the board of directors may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

Voting Stock

Acer

Acer’s certificate of incorporation provides that holders of Acer common stock are entitled to one vote for each share of stock held by them and holders of Acer preferred stock are entitled to one vote for each share of common stock into which such share of preferred stock is convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by other provisions of Acer’s certificate of incorporation, holders of preferred stock vote together with the holders of common stock as a single class; provided that the holders of Acer’s Series A preferred stock, voting as a separate class, are entitled to elect one director and the holders of Acer’s Series B preferred stock, voting as a separate class, are entitled to elect one director. The holders of Acer’s common stock and of any other class or series of voting stock (including preferred stock), voting together as a single class, are entitled to elect the balance of Acer’s directors.

Acer’s bylaws provide that a majority of the votes properly cast on any matter other than the election of directors shall decide the matter, except when a larger vote is required by law, by Acer’s certificate of incorporation or by Acer’s bylaws. Acer’s directors are elected by a plurality of the votes properly cast in such election.

Opexa

Opexa’s bylaws provide that each shareholder has one vote for every share of stock having voting rights registered in his or her name on the record date for the meeting. If an Opexa shareholder is another corporation and Opexa holds, directly or indirectly, a majority of the shares entitled to vote in the election of directors of such other corporation, such other corporation shall not have the right to vote its Opexa stock. Except as otherwise required by law or Opexa’s certificate of formation, in all matters other than elections, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote shall be the act of the shareholders on that matter. A plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all elections. Where a separate vote by a class is required, the affirmative vote of the majority of shares of such class present in person or represented by proxy at the meeting shall be the act of such class.

Cumulative Voting

Acer

Neither of Acer’s certificate of incorporation and bylaws grant cumulative voting rights in the election of its directors.

Opexa

Opexa’s certificate of formation provides that the shareholders shall not have cumulative voting rights.

Shareholder Action by Written Consent

Acer

Acer’s bylaws provide that, unless otherwise provided in Acer’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Opexa

Opexa’s bylaws provide that any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and delivered to Opexa.

Notice of Shareholder Meeting

Acer

Acer’s bylaws provide that written notice of an annual or special meeting of shareholders shall specify the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, and shall be given to each shareholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting.

Opexa

Opexa’s bylaws provide that, except as otherwise required by law, Opexa’s board of directors or a committee thereof shall give notice of each annual or special meeting of shareholders to each shareholder entitled to vote at such meeting not less than ten nor more than 50 days before the date of the meeting. The notice must state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting.

Special Shareholder Meetings

Acer

Acer’s bylaws provide that, unless otherwise prescribed by law or Acer’s certificate of incorporation, a special meeting of the shareholders may be called by Acer’s president and shall be called by Acer’s president or secretary upon the request in writing of a majority of Acer’s board of directors or upon the request in writing of the holders of at least ten percent of all capital stock of Acer issued and outstanding and entitled to vote at such meeting. Any such request must state the purpose or purposes of the proposed meeting and the business to be transacted at the proposed meeting.

Opexa

Under Opexa’s bylaws, special meetings of shareholders may be called by Opexa’s board of directors, the chairman of Opexa’s board of directors, Opexa’s president or an authorized committee of Opexa’s board of directors at any time for any purpose or purposes. Special meetings of shareholders may also be called by the holders of at least 30% of all shares entitled to vote at the proposed special meeting.

Limitation of Personal Liability of Directors

Acer

Pursuant to the DGCL, a Delaware corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of a fiduciary duty as a director, other than damages (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which relates to the unlawful payment of dividends or stock repurchases, or (iv) for any transaction from which a director derived an improper personal benefit. Acer’s certificate of incorporation provides that the personal liability of directors to Acer or its shareholders for monetary damages for breach of a fiduciary duty as a director shall be waived to the fullest extent permitted by law.

Opexa

The TBOC permits a corporation to include a provision in its certificate of formation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages under certain circumstances. Opexa’s certificate of formation provides that no director of Opexa will be liable to Opexa or its shareholders or members for monetary damages for any act or omission in the director’s capacity as a director, except for (i) a breach of the director’s duty of loyalty to Opexa or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to Opexa, or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Indemnification

Acer

Acer’s certificate of incorporation and bylaws provide that Acer shall indemnify (including the advancement of expenses) its officers and directors to the fullest extent permitted by the DGCL. Acer’s certificate of incorporation and bylaws also include the right to advancement of expenses upon delivery to Acer by the director or officer of an undertaking, by or on behalf of such director or officer, to repay such advances if it shall ultimately be determined that such director or officer is not entitled to indemnification by Acer. Acer’s bylaws provide that Acer shall not be required to indemnify or advance expenses to any person in connection with any proceeding initiated by or on behalf of such person.

Opexa

Opexa’s certificate of formation provides that Opexa shall indemnify all current and former directors and officers of Opexa to the fullest extent of applicable law. Opexa’s bylaws further provide that Opexa shall indemnify any present or former director, advisory director or officer of Opexa, and certain other persons including any person nominated or designated by Opexa’s board of directors to serve as a director or officer of Opexa or other entity, if it is determined that such person conducted himself or herself in good faith, reasonably believed, in the case of conduct in his or her official capacity, that his or her conduct was in Opexa’s best interests (or in all other cases, that his or her conduct was at least not opposed to Opexa’s best interests) and, in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. If an indemnitee is found liable to Opexa or is found liable on the basis that a personal benefit was improperly received by the indemnitee, no indemnification shall be made or the indemnification will be limited to reasonable expenses actually incurred by the indemnitee in connection with the proceeding, and indemnification shall not be made in respect of any proceeding in which the indemnitee shall have been found liable for willful or intentional misconduct in the performance of his or her duty to Opexa. The indemnification provided in Opexa’s bylaws will be applicable whether or not negligence or gross negligence of the indemnitee is alleged or proven.

Opexa’s bylaws further provide that Opexa shall indemnify every indemnitee against reasonable expenses incurred by such person if such person has been wholly successful, on the merits or otherwise, in defense of a proceeding.

Under Opexa’s bylaws, any indemnification (unless ordered by a court of competent jurisdiction) shall be made only upon a determination that indemnification is proper in the circumstances because the indemnitee met the applicable standard of conduct.

Opexa’s bylaws also include the right to advancement of reasonable expenses (including costs and attorneys’ fees) after receipt by Opexa of (a) a written affirmation by the indemnitee of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by Opexa and (b) a written undertaking by or on behalf of such indemnitee to repay the amount paid or reimbursed by Opexa if it shall ultimately be determined that he or she is not entitled to be indemnified by Opexa. Opexa may pay or reimburse expenses incurred by an indemnitee in connection with his or her appearance as a witness or other participation in a proceeding at a time when he or she is not named a defendant or respondent in the proceeding.

Amendment of Certificate of Incorporation/Formation

Acer

Other than as set forth in the protective provisions in Acer’s certificate of incorporation, as described above, Acer’s certificate of incorporation does not have other restrictions on amending the certificate of incorporation, except that no amendment to or repeal of the provisions of Article Seventh of Acer’s certificate of incorporation (which pertains to indemnification) shall deprive a director or officer of the benefit of such indemnification with respect to any act or failure to act occurring prior to such amendment or repeal.

Opexa

Opexa’s certificate of formation provides that, if the TBOC requires that the shareholders vote for the approval of any amendment of the certificate of formation, then the vote of shareholders required for such action shall be (in lieu of any greater vote required by the TBOC) the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, unless any class or series of shares is entitled to vote as a class thereon, in which event the vote of shareholders required for such action shall be the vote of a majority of the outstanding shares within each class or series of shares entitled to vote thereon as a class and at least a majority of the outstanding shares otherwise entitled to vote thereon.

Amendment of Bylaws

Acer

Acer’s certificate of incorporation authorizes Acer’s board of directors to adopt, amend or repeal Acer’s bylaws, subject to any limitations or exceptions set forth in the bylaws. Acer’s bylaws provide that Acer’s shareholders, or the board of directors if authorized by Acer’s certificate of incorporation, may alter, amend or repeal Acer’s bylaws, or adopt new bylaws.

Opexa

Opexa’s bylaws provide that, subject to Opexa’s certificate of formation, Opexa’s shareholders or the board of directors may amend or repeal the bylaws, except that no amendment, modification or repeal of Article 10 (which pertains to indemnification) shall in any manner terminate, reduce or impair the right of any past, present or future individuals to be indemnified under the bylaws, nor the obligation of Opexa to indemnify any such indemnitees, with respect to claims relating to matters occurring prior to such amendment, modification or repeal.

Anti-Takeover Provisions

Acer

The DGCL prohibits a Delaware corporation from engaging in a “business combination” (as defined in the DGCL) with a person owning 15% or more of the corporation’s voting stock for three years following the time that person becomes a 15% shareholder, with certain exceptions. Acer has not opted out of this provision of the DGCL.

Opexa

The TBOC prohibits a Texas corporation from engaging in a “business combination” (as defined in the TBOC) with a person owning 20% or more of a corporation’s voting stock for three years following the time that person becomes a 20% shareholder, with certain exceptions. Opexa has not opted out of this provision of the TBOC.

PRINCIPAL SHAREHOLDERS OF OPEXA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Opexa Proposal No. 5.

The following table sets forth certain information with respect to the beneficial ownership of Opexa common stock as of June 30, 2017 (except where otherwise indicated) for:

•	each person, or group of affiliated persons, who is known by Opexa to beneficially own more than 5% of the outstanding shares of Opexa common stock;

•	each Opexa director;

•	each Opexa named executive officer, as identified in Opexa’s Annual Report on Form 10-K filed with the SEC on March 28, 2017; and

•	all of the current directors and the executive officer of Opexa as a group.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below assumes 7,657,332 shares of common stock outstanding on June 30, 2017, but does not give effect to any shares of Opexa common stock to be issued in the Merger.

Beneficial ownership is determined under SEC rules and includes sole or shared power to vote or dispose of shares of Opexa common stock. The number and percentage of shares beneficially owned by a person or entity also include shares of common stock subject to stock options or warrants that are currently exercisable or become exercisable within 60 days of June 30, 2017. However, these shares are not deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned of any other person or entity. Except as indicated in footnotes to the table below or, where applicable, to the extent authority is shared by spouses under community property laws, the beneficial owners named in the table have, to Opexa’s knowledge, sole voting and dispositive power with respect to all shares of common stock shown to be beneficially owned by them.

Beneficial Ownership Table

Name and Address of Beneficial Owner (1)	Number of Shares Owned		Percentage of Class
Executive Officers and Directors:
Neil K. Warma	142,718	(2)	1.83%
Don Healey, Ph.D.	4,045	(3)	*
Donna R. Rill	—	(4)	*
Michael S. Richman	48,514	(5)	*
Gail J. Maderis	46,215	(6)	*
Timothy Barabe	26,960	(7)	*
Hans-Peter Hartung, M.D.	14,856	(8)	*
All current directors and executive officers as a group (5 persons)	279,263	(9)	3.56%

*	Less than 1%
(1)	Unless otherwise indicated in the footnotes, the mailing address of the beneficial owner is c/o Opexa Therapeutics, Inc., 2635 Technology Forest Boulevard, The Woodlands, Texas 77381.
(2)	Consisting of: (i) 18,110 shares of common stock; (ii) 659 shares of common stock underlying Series I Warrants; (iii) 86 shares of common stock underlying Series K Warrants; (iv) 4,656 shares of common stock underlying Series M warrants; and (v) 119,207 shares of common stock underlying currently exercisable stock options.

(3)	Consisting of shares of common stock. Dr. Healey’s employment terminated on January 31, 2017 as part of a reduction-in-force which occurred on that date.
(4)	Ms. Rill resigned from her position on November 4, 2016.
(5)	Consisting of: (i) 25,884 shares of common stock; (ii) 1,030 shares of common stock underlying Series M warrants; and (iii) 21,600 shares of common stock underlying currently exercisable stock options.
(6)	Consisting of: (i) 25,884 shares of common stock; (ii) 1,030 shares of common stock underlying Series M warrants; and (iii) 19,301 shares of common stock underlying currently exercisable stock options.
(7)	Consisting of: (i) 12,910 shares of common stock held by Barabe Consulting, Inc., for which Mr. Barabe has sole voting and disposition authority and may be deemed the beneficial owner as the president, sole director and sole shareholder; and (ii) 14,050 shares of common stock underlying currently exercisable stock options held by Mr. Barabe.
(8)	Consisting of 14,856 shares of common stock underlying currently exercisable stock options.
(9)	Consisting of: (i) 82,788 shares of common stock; (ii) 7,461 shares of common stock underlying warrants; and (iii) 189,014 shares of common stock underlying stock options. Includes only current directors and executive officers serving in such a capacity on the date of the table.

PRINCIPAL SHAREHOLDERS OF ACER

The following table sets forth certain information with respect to the beneficial ownership of Acer common stock as of June 30, 2017 (except where otherwise indicated) for:

•	each person, or group of affiliated persons, who is known by Acer to beneficially own more than 5% of the outstanding shares of Acer common stock;

•	each current Acer director and Ms. Griffin, who is expected to be appointed to the board of directors of the combined company in connection with the closing of the Merger;

•	each Acer named executive officer, as identified elsewhere in this proxy statement/prospectus/information statement; and

•	Ms. Griffin and all of the current directors and executive officers of Acer as a group.

The number of shares beneficially owned and the percentage of common stock beneficially owned below assumes 2,450,000 shares of common stock and shares of convertible preferred stock convertible into 1,608,654 shares of common stock outstanding on June 30, 2017, but does not give effect to any shares of Acer common stock to be issued in or the conversion of convertible promissory notes into common stock in connection with the concurrent financing.

Beneficial ownership is determined under SEC rules and includes sole or shared power to vote or dispose of shares of Acer common stock. The number and percentage of shares beneficially owned by a person or entity also include shares of common stock issuable upon conversion of outstanding convertible preferred stock or convertible promissory notes or subject to stock options that are currently exercisable or become exercisable within 60 days of June 30, 2017. However, these shares are not deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned of any other person or entity. Except as indicated in footnotes to the table below or, where applicable, to the extent authority is shared by spouses under community property laws, the beneficial owners named in the table have, to Acer’s knowledge, sole voting and dispositive power with respect to all shares of common stock shown to be beneficially owned by them.

Beneficial Ownership Table

Name and Address of Beneficial Owner (1)	Number of Shares Owned		Percentage of Class
Chris Schelling	1,750,000	(2)	43.1%
Funds affiliated with TVM Capital Life Science	1,373,008	(3)	31.7%
Bukwang Pharmaceutical Co. Ltd.	544,572	(4)	13.4%
Stephen Aselage	30,280	(5)	*
Hubert Birner	—	(6)	*
John Dunn	19,952	(7)	*
Michelle Griffin	—		*
Luc Marengere	—	(8)	*
Harry Palmin	125,000	(2)	3.1%
Robert D. Steiner, M.D.	30,000	(9)	*
Benjamin Dewees	34,375	(10)	*
All current directors and executive officers as a group (8 persons)	2,055,232	(11)	49.9%

*	Less than 1%
(1)	Unless otherwise indicated in the footnotes, the mailing address of the beneficial owner is c/o Acer Therapeutics Inc., 222 Third Street, Suite #2240, Cambridge, MA 02142.
(2)	Consisting of shares of common stock.

(3)	Consisting of shares of common stock beneficially owned by certain investment funds affiliated with TVM Capital Life Science as follows: 476,191 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock and 183,074 shares of common stock issuable upon conversion of convertible promissory notes held by TVM Life Science Ventures VII Limited Partnership, or TVM VII; 46,273 shares of common stock, 239,805 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred Stock, 177,322 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock, and 68,171 shares of common stock issuable upon conversion of convertible promissory notes held by TVM Life Science Ventures VI GmbH & Co. KG, or TVM VI GmbH; and 15,859 shares of common stock, 82,176 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred Stock, 60,773 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock and 23,364 shares of common stock issuable upon conversion of convertible promissory notes held by TVM Life Science Ventures VI Limited Partnership, or TVM VI LP. The address of TVM VII is 11-15 Seaton Place, St Helier, Jersey, JE4 0QH, Channel Islands. Hubert Birner, Stefan Fischer, Luc Marengere, Helmut Schühsler, Gary Leatt and Mark Warnless share voting and investment control over the shares held by TVM VII. The address of TVM VI GmbH is Ottostrasse 4, 80333 Munich, Germany. Hubert Birner, Stefan Fischer and Helmut Schühsler share voting and investment control of the shares held by TVM VI GmbH. The address of TVM VI LP is 75 Arlington St., Suite 500, Boston, MA 02116. Hubert Birner, Stefan Fischer and Helmut Schühsler share voting and investment control of the shares held by TVM VI LP.
(4)	Consisting of 306,477 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred Stock and 238,095 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock.
(5)	Consisting of 11,905 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock and 18,375 shares of common stock underlying stock options exercisable within 60 days of June 30, 2017.
(6)	Does not include shares of common stock beneficially owned by TVM VII, TVM VI GmbH or TVM VI LP, for each of which Dr. Birner serves on the investment committee.
(7)	Consisting of 5,952 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock and 14,000 shares of common stock underlying stock options exercisable within 60 days of June 30, 2017.
(8)	Does not include shares of common stock beneficially owned by TVM VII, for which Dr. Marengere serves on the investment committee.
(9)	Consisting of shares underlying stock options exercisable within 60 days of June 30, 2017.
(10)	Consisting of shares underlying stock options exercisable within 60 days of June 30, 2017. Mr. Dewees’ employment by Acer was terminated on June 16, 2017. As of that date, Mr. Dewees held vested options to purchase 34,375 shares of common stock.
(11)	Consisting of 1,975,000 shares of common stock, 17,857 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock, and 62,375 shares of common stock underlying stock options exercisable within 60 days of June 30, 2017. Includes only current directors, Ms. Griffin and executive officers serving in such capacity on the date of the table.

LEGAL MATTERS

Pillsbury Winthrop Shaw Pittman LLP, San Diego, California will pass upon the validity of the Opexa common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the Merger will be passed upon for Opexa by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California and for Acer by Foley Hoag LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Opexa as of December 31, 2016 and 2015, and for the years then ended, included in this proxy statement/prospectus/information statement and in the Registration Statement, have been audited by MaloneBailey, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Acer as of December 31, 2016 and 2015, and for the years then ended, have been included herein in reliance upon the report of Wolf & Company, P.C., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Opexa files annual, quarterly and special reports, proxy statements and other information are with the SEC. You may read and copy any reports, statements or other information that Opexa files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Opexa SEC filings are also available to the public from commercial document retrieval services and on the SEC’s website maintained by the SEC at www.sec.gov.

As of the date of this proxy statement/prospectus/information statement, Opexa has filed a registration statement on Form S-4 to register with the SEC the Opexa common stock that Opexa will issue to Acer shareholders in the Merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Opexa, as well as a proxy statement of Opexa for the Opexa special meeting and an information statement for the purpose of Acer for its written consent.

Opexa has supplied all information contained in this proxy statement/prospectus/information statement relating to Opexa, and Acer has supplied all information contained in this proxy statement/prospectus/information statement relating to Acer.

If you would like to request documents from Opexa or Acer, please send a request in writing or by telephone to either Opexa or Acer at the following addresses:

Opexa Therapeutics, Inc. 2635 Technology Forest Blvd. The Woodlands, TX 77381 Attn: Neil K. Warma Tel: (281) 272-9331 Email: nwarma@opexatherapetics.com	Acer Therapeutics Inc. 222 Third Street, Suite 2240 Cambridge, MA 02142 Attn: Harry Palmin Tel: (844) 902-6100 Email: hpalmin@acertx.com

If you are an Opexa shareholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact Opexa’s proxy solicitor:

ADVANTAGE PROXY

Telephone: (877) 870-8565 (toll free); (206) 870-8565 (collect)

Email: ksmith@advantageproxy.com

TRADEMARK NOTICE

“OPEXA” “Tcelna®,” and “ImmPath®” and the Opexa logo are registered and unregistered trademarks of Opexa Therapeutics, Inc. “ACER THERAPEUTICS,” “EDSIVO” and the Acer logo are unregistered trademarks of Acer Therapeutics Inc. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Opexa officers and directors, and persons who own more than 10% of a registered class of Opexa equity securities, to file reports of ownership and changes in ownership with the SEC.

Such officers, directors and ten-percent shareholders are also required by SEC rules to furnish Opexa with copies of all forms that they file pursuant to Section 16(a). Based on Opexa’s review of the copies of such forms received by it and written representations from certain reporting persons, Opexa believes that during fiscal 2016, its executive officers, directors and 10% shareholders complied with all other applicable filing requirements.

Shareholders Proposals

Shareholders may submit proposals for consideration at a forthcoming annual meeting of Opexa shareholders, provided such proposal is based on a proper subject for shareholders’ action. In order for a shareholders proposal to be considered for inclusion in the proxy statement in reliance on Rule 14a-8 of the Exchange Act and presented at Opexa’s 2017 annual meeting of shareholders, such proposal must be received by Opexa a reasonable time before Opexa begins to print and send its proxy materials to shareholders (in the case where Opexa will have changed the date of its annual meeting by more than 30 days from the prior year), in such form as is required by the rules and regulations promulgated by the SEC. Shareholder proposals must be submitted in writing, to the attention of the Secretary of Opexa Therapeutics, Inc., 2635 Technology Forest Blvd., The Woodlands, TX 77381. A proposal submitted by a shareholder outside of the process of Rule 14a-8 for Opexa’s 2017 annual meeting of shareholders will not be considered timely unless such proposal is received by Opexa a reasonable time before Opexa begins to print and send its proxy materials to shareholders. The proxy to be solicited on behalf of Opexa’s board of directors for its 2017 annual meeting of shareholders may confer discretionary authority to vote on any such proposal considered to have been received on a non-timely basis that nonetheless properly comes before Opexa’s 2017 annual meeting of shareholders.

Communications with Opexa’s Board of Directors

The Opexa board of directors has adopted the following policy for shareholders who wish to communicate any concern directly with the board. Shareholders may mail or deliver their communication to Opexa’s principal executive offices, addressed as follows:

Addressee (*)

c/o Secretary

Opexa Therapeutics, Inc.

2635 Technology Forest Blvd.

The Woodlands, TX 77381

*	Addressees: Board of Directors; Audit Committee of the Board of Directors; Nominating and Corporate Governance Committee of the Board of Directors; Compensation Committee of the Board of Directors; name of individual director.

Copies of written communications received at such address will be forwarded to the addressee as soon as practicable.

OPEXA THERAPEUTICS, INC.

INDEX TO OPEXA CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015 and Three Months Ended March 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Opexa Therapeutics, Inc.

The Woodlands, Texas

We have audited the accompanying consolidated balance sheets of Opexa Therapeutics, Inc. and its subsidiary (collectively, the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of Opexa’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Opexa Therapeutics, Inc. and its subsidiary as of December 31, 2016 and 2015 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses, negative operating cash flows and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MALONEBAILEY, LLP

www.malonebailey.com

Houston, Texas

March 28, 2017

OPEXA THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$3,444,952	$12,583,764
Other current assets	371,562	498,798

Total current assets	3,816,514	13,082,562
Property & equipment, net of accumulated depreciation of $3,194,029 and $2,443,600, respectively	50,000	837,867
Other long-term assets	—	496,269

Total assets	$3,866,514	$14,416,698

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$377,956	$739,850
Accrued expenses	625,890	1,008,077
Deferred revenue.	—	2,905,165
Notes payable—insurance	156,642	148,344

Total current liabilities	1,160,488	4,801,436

Total liabilities	$1,160,488	$4,801,436

Shareholders’ equity:
Preferred stock, no par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized, 7,141,054 and 6,982,909 shares issued and outstanding	71,411	69,829
Additional paid in capital	163,954,215	162,884,919
Accumulated deficit	(161,319,600)	(153,339,486)

Total shareholders’ equity	2,706,026	9,615,262

Total liabilities and shareholders’ equity	$3,866,514	$14,416,698

See accompanying summary of accounting policies and notes to consolidated financial statements

OPEXA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,
	2016	2015
Revenue:
Option revenue	$2,905,165	$2,556,329
Research and development	6,497,531	10,039,496
General and administrative	3,122,337	4,258,147
Depreciation and amortization	238,127	351,403
Impairment loss	1,036,467	—
Loss on disposal of fixed assets	2,320	1,167

Operating loss	(7,991,617)	(12,093,884)
Interest income, net	874	5,911
Other income and expense, net	10,629	68,695

Net loss	$(7,980,114)	$(12,019,278)

Basic and diluted loss per share	$(1.13)	$(2.05)

Weighted average shares outstanding	7,048,661	5,854,438

See accompanying summary of accounting policies and notes to consolidated financial statements

OPEXA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Par
Balances at December 31, 2014	3,529,344	$35,293	$148,724,102	$(141,320,208)	$7,439,187

Shares issued for services	13,379	134	78,079	—	78,213
Cancellation of fractional shares	(1,365)	(13)	(5,015)	—	(5,028)
Shares sold for cash	3,440,448	34,404	13,247,631	—	13,282,035
Exercise of warrants	1,103	11	4,399	—	4,410
Option expense	—	—	835,723	—	835,723
Net loss	—	—	—	(12,019,278)	(12,019,278)

Balances at December 31, 2015	6,982,909	$69,829	$162,884,919	$(153,339,486)	$9,615,262

Shares issued for services	77,460	775	164,215	—	164,990
Shares sold for cash	66,184	662	276,250	—	276,912
Exercise of warrants	14,501	145	57,840	—	57,985
Option expense	—	—	570,991	—	570,991
Net loss	—	—	—	(7,980,114)	(7,980,114)

Balance at December 31, 2016	7,141,054	$71,411	$163,954,215	$(161,319,600)	$2,706,026

See accompanying summary of accounting policies and notes to consolidated financial statements

OPEXA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2016	2015
Cash flows from operating activities
Net loss	$(7,980,114)	$(12,019,278)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for services	164,990	78,213
Depreciation	238,127	351,403
Option expense	570,991	835,723
Loss on disposal of property and equipment	2,320	1,167
Impairment loss	1,036,467	—
Changes in:
Other current assets	405,005	(547,606)
Accounts payable	(361,894)	37,356
Accrued expenses	(382,187)	(41,436)
Deferred revenue	(2,905,165)	443,671
Other long-term assets	8,440	535,208

Net cash used in operating activities	(9,203,020)	(10,325,579)

Cash flows from investing activities
Purchase of property & equipment	(1,221)	(92,333)

Net cash used in investing activities	(1,221)	(92,333)

Cash flows from financing activities
Common stock and warrants sold for cash, net of offering costs	276,912	13,282,035
Cash generated from exercise of warrants	57,985	4,410
Repurchase of fractional shares	—	(5,028)
Note payable—insurance	(186,706)	(186,114)
Payment of deferred offering cost	(82,762)	—

Net cash provided by financing activities	65,429	13,095,303

Net change in cash and cash equivalents	(9,138,812)	2,677,391
Cash and cash equivalents at beginning of period	12,583,764	9,906,373

Cash and cash equivalents at end of period	$3,444,952	$12,583,764

Cash paid for:
Income tax	$—	$—
Interest	3,314	2,315
Non-cash transactions:
Insurance premium financed through issuance of notes.	$195,004	$184,787

See accompanying summary of accounting policies and notes to consolidated financial statements

OPEXA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Business Overview, Going Concern and Summary of Accounting Policies

Description of Business. Opexa Therapeutics, Inc. (“Opexa” or “the Company”) was initially incorporated as Sportan United Industries, Inc. (“Sportan”) in Texas in March 1991. In June 2004, PharmaFrontiers Corp. (“PharmaFrontiers”) was acquired by Sportan in a transaction accounted for as a reverse acquisition. In October 2004, PharmaFrontiers acquired all of the outstanding stock of Opexa Pharmaceuticals, Inc. (“Opexa Pharmaceuticals”), a biopharmaceutical company that previously acquired the exclusive worldwide license from Baylor College of Medicine to an patient specific, autologous T-cell immunotherapy, Tcelna® (formerly known as Tovaxin), for the initial treatment of multiple sclerosis (MS). In June 2006, the Company changed its name to Opexa Therapeutics, Inc. from PharmaFrontiers Corp. and, in January 2007, Opexa Therapeutics, Inc., the parent, merged with its wholly owned subsidiary, Opexa Pharmaceuticals with Opexa Therapeutics, Inc. being the surviving company.

Opexa is a biopharmaceutical company developing personalized immunotherapies with the potential to treat major illnesses, including multiple sclerosis (MS) as well as other autoimmune diseases such as neuromyelitis optica (“NMO”). These therapies are based on the Company’s proprietary T-cell technology. Information related to its product candidates, Tcelna and OPX-212, is preliminary and investigative. Tcelna and OPX-212 have not been approved by the U.S. Food and Drug Administration (FDA) or other global regulatory agencies for marketing.

On October 28, 2016, the Company announced that the Abili-T trial did not meet its primary endpoint of reduction in brain volume change (atrophy), nor did it meet the secondary endpoint of reduction of the rate of sustained disease progression. Abili-T is a 183-patient, randomized, double-blind, placebo-controlled Phase IIb study that was conducted at 35 clinical trial sites in the U.S. and Canada and designed to evaluate the safety and efficacy of Tcelna (imilecleucel-T) in patients with secondary progressive MS (SPMS). Patients in the Tcelna arm of the study received two annual courses of Tcelna treatment consisting of five subcutaneous injections per year. The Company completed enrollment of the Abili-T study in May 2014 and un-blinded the results from the study in late October 2016. Previously, in September 2008, the Company completed a Phase IIb clinical study of Tcelna in the relapsing-remitting MS (RRMS) indication.

The Company operates in a highly regulated and competitive environment. The manufacturing and marketing of pharmaceutical products require approval from, and are subject to, ongoing oversight by the Food and Drug Administration, or FDA, in the United States, by the European Medicines Agency, or EMA, in the E.U. and by comparable agencies in other countries. Obtaining approval for a new therapeutic product is never certain and may take many years and may involve expenditure of substantial resources.

Going Concern. The accompanying audited consolidated financial statements for the 12 months ended December 31, 2016 have been prepared assuming that the Company will continue as a going concern, meaning the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of December 31, 2016, the Company had cash and cash equivalents of $3.4 million as well as accounts payable, short-term notes payable and accrued expenses aggregating $1.2 million. While the Company has historically recognized revenue related to certain upfront payments received from Ares Trading SA (“Merck Serono”), a wholly owned subsidiary of Merck Serono S.A., in connection with the Option and License Agreement and an amendment thereto between Merck Serono and the Company, the Company has never generated any commercial revenues, nor does it expect to generate any commercial revenues for the foreseeable future or other revenues in the near term that will result in cash receipts. Opexa continues to incur net losses, negative operating cash flows and has an accumulated deficit of $161,319,600 as of December 31, 2016.

Following the October 28, 2016 announcement that the Abili-T trial did not meet its primary or secondary endpoints, and in order to conserve cash resources while it reevaluated its programs and explored various strategic alternatives, during the fourth quarter of 2016 and first quarter of 2017 the Company implemented several reductions in workforce totaling 90% of its then 20 full-time employees. After further analysis of the data from the Abili-T trial, the Company has determined that it will not move forward with further studies of Tcelna in SPMS at this time and is conducting a review of its other research and development programs, including the preclinical program for OPX-212 in NMO, to assess the viability of continuing to pursue one or more of these programs. The Company is also exploring its strategic alternatives. The Company cannot fully predict its future cash needs until it completes this analysis. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company continues to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to support its ongoing operations through and beyond the next 12 months, including raising additional capital through either private or public equity or debt financing as well as using its at-the-market offering program and cutting expenses where possible. However, in light of the disappointing Abili-T study results, there can be no assurance that the Company will be able to secure additional funds or, if such funds are available, whether the terms or conditions would be acceptable to the Company.

Reverse Stock Split. On September 28, 2015, the Company effected a one-for-eight reverse stock split of its common stock (the “1:8 Reverse Stock Split”) which decreased the number of common shares issued and outstanding from approximately 54.3 million shares to approximately 6.8 million shares. The number of authorized shares of common stock and preferred stock remained the same following the 1:8 Reverse Stock Split.

Unless otherwise noted, impacted amounts included in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock splits as if such stock splits occurred on the first day of the first period presented. Impacted amounts include shares of common stock issued and outstanding, shares underlying warrants and stock options, shares reserved, exercise prices of warrants and options, and loss per share. There was no impact on the amount of preferred or common stock authorized resulting from the 1:8 Reverse Stock Split.

Principles of Consolidation. The consolidated financial statements include the accounts of Opexa and its wholly owned subsidiary, Opexa Hong Kong Limited (“Opexa Hong Kong”). Opexa Hong Kong was formed in the Hong Kong Special Administrative Region during 2012 in order to facilitate potential development collaborations in the pan-Asian region. Presently, Opexa Hong Kong has not entered into any agreements and has not recognized any revenues as of December 31, 2016. All intercompany transactions and balances between Opexa and Opexa Hong Kong are eliminated in consolidation.

Use of Estimates in Financial Statement Preparation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations. Opexa is exposed to risks associated with foreign currency transactions insofar as it has used U.S. dollars to fund Opexa Hong Kong’s bank account denominated in Hong Kong dollars. As the net position of the unhedged Opexa Hong Kong bank account fluctuates, Opexa’s earnings may be negatively affected. In addition, the reported carrying value of the Company’s Hong Kong dollar-denominated assets and liabilities that remain in Opexa Hong Kong will be affected by fluctuations in the value of the U.S. dollar as compared to the Hong Kong dollar. Opexa currently does not utilize forward exchange contracts or any type of hedging instruments to hedge foreign exchange risk as Opexa believes that its overall exposure is relatively limited. As of December 31, 2016, Opexa Hong Kong reported cash and cash equivalents of $9,875 in converted U.S. dollars and does not have any reported liabilities in the consolidated balance sheets.

Revenue Recognition. Opexa recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“FASB ASC”) 605, “Revenue Recognition.” ASC 605 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) consideration is fixed or determinable; and (4) collectability is reasonably assured.

On February 4, 2013, Opexa entered into an Option and License Agreement (the “Merck Serono Agreement”) with Merck Serono. Pursuant to the terms, Merck Serono had an option to acquire an exclusive, worldwide (excluding Japan) license of Opexa’s Tcelna® program for the treatment of MS. The option was exercisable by Merck Serono prior to or upon Opexa’s completion of its Abili-T Phase IIb clinical trial for Tcelna in patients with secondary progressive MS. Opexa received an upfront payment of $5 million for granting the option and recognized revenues from the nonrefundable, up-front option fee on a straight-line basis over the estimated option exercise period which coincided with the expected completion term of the Abili-T trial. The expected completion term for revenue recognition was December 2016.

On March 9, 2015, Opexa entered into a First Amendment of Option and License Agreement with Merck Serono to amend the Merck Serono Agreement (the “Merck Serono Amendment”). Opexa received $3 million in consideration for certain activities to be conducted in connection with preparation for operational readiness for further clinical studies of Tcelna and for providing Merck Serono with updates and analysis with respect to Opexa’s immune monitoring program that was conducted in conjunction with the Abili-T clinical trial. Opexa evaluated the Merck Serono Amendment and determined that the $3 million payment from Merck Serono had stand-alone value due to Opexa’s performance obligations thereunder. The $3 million payment was determined to be a single unit of accounting and was recognized as revenue on a straight-line basis over the period equivalent to the expected completion of the performance obligations in December 2016.

On October 28, 2016, Opexa announced that the Abili-T clinical trial designed to evaluate the efficacy and safety of Tcelna in patients with SPMS did not meet its primary or secondary endpoints. On November 23, 2016, Opexa received notice from Merck Serono that Merck Serono would not be exercising the option, and as a result of such notice, the Merck Serono Agreement automatically expired.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less. The primary objectives for the fixed income investment portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return consistent with these two objectives. Opexa’s investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

Supplies Inventory. Supplies inventory during 2016 and 2015 included reagents and supplies that were used to manufacture Tcelna and placebo product in Opexa’s Phase IIb clinical study. These prepaid reagents and supplies are amortized to research and development expenses in the consolidated statements of operations over the period that these supplies were used. A single custom reagent that was used primarily for the NMO program and other Pre-Phase III activities is captured as custom reagents and reported under Other Long-Term Assets due to its material cost and three-year shelf life. Upon consumption, the cost of this reagent will be amortized to research and development expense in the consolidated statement of operations.

Long-Lived Assets. Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized, while minor replacements, maintenance and repairs are charged to current operations. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

Deferred Costs. Opexa incurs costs in connection with a debt or equity offering or in connection with the proceeds pursuant to an execution of a strategic agreement. These costs are recorded as deferred offering or deferred financing costs in the consolidated balance sheets. Such costs may consist of legal, accounting, underwriting fees and other related items incurred through the date of the debt or equity offering or the date of the execution of the strategic agreement. Costs in connection with a debt offering are amortized to interest expense over the term of the note instrument. Costs in connection with the execution of a strategic agreement in which an initial upfront payment is received are offset to the gain recognized in the consolidated statements of operations. Additional paid in capital includes costs recorded as an offset to proceeds in connection with the completion of an equity offering. Any remaining deferred offering costs that exist upon the expiration of the equity offering (or ATM program) are written off to expense.

Income Taxes. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the net deferred tax asset to zero because it is more likely than not that the deferred tax asset will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon an examination.

Stock-Based Compensation. Opexa accounts for share-based awards issued to employees in accordance with FASB ASC 718. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting is over a 4-year period). Additionally, Opexa accounts for share-based awards to non-employees in accordance with FASB ASC 505, and such awards are expensed over the period in which the related services are rendered at their fair value.

Research and Development. Research and development expenses are expensed in the consolidated statements of operations as incurred in accordance with FASB ASC 730, Research and Development. Research and development expenses include salaries, related employee expenses, clinical trial expenses, research expenses, consulting fees, and laboratory costs. In instances in which the Company enters into agreements with third parties for research and development activities, Opexa may prepay fees for services at the initiation of the contract. Opexa records the prepayment as a prepaid asset in the consolidated balance sheets and amortizes the asset into research and development expense in the consolidated statements of operations over the period of time the contracted research and development services are performed. Other types of arrangements with third parties may be fixed fee or fee for service, and may include monthly payments or payments upon completion of milestones or deliverables. Opexa expenses the costs of licenses of patents and the prosecution of patents until the issuance of such patents and the commercialization of related products is reasonably assured. Research and development expense for the years ended December 31, 2016 and 2015 was $6,497,531 and $10,039,496, respectively.

Foreign Currency Translation and Transaction Gains and Losses. Opexa records foreign currency translation adjustments and transaction gains and losses in accordance with FASB ASC 830, Foreign Currency Matters. For the Company’s operations that have a functional currency other than the U.S. dollar, gains and losses resulting from the translation of the functional currency into U.S. dollars for financial statement presentation are not included in determining net loss, but are accumulated in the cumulative foreign currency translation adjustment account as a separate component of shareholders’ equity. Opexa Hong Kong’s functional currency is deemed to be the US Dollar; consequently, Opexa records transaction gains and losses in its consolidated statements of operations related to the recurring measurement and settlement of foreign currency denominated transactions and balances.

Net Loss Per Share. Basic and diluted net loss per share is calculated based on the net loss attributable to common shareholders divided by the weighted average number of shares outstanding for the period excluding any dilutive effects of options, warrants and unvested share awards.

Reclassifications. Certain comparative amounts from prior periods have been reclassified to conform to the current year’s presentation. These changes did not affect previously reported net loss.

Recently Issued Accounting Pronouncements. The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 2—Cash and Cash Equivalents

As of December 31, 2016, Opexa invested approximately $2.8 million in a savings account. For the year ended December 31, 2016, the savings account recognized an average market yield of 0.06%. Interest income of $4,188 from the savings account was recognized for the year ended December 31, 2016 in the consolidated statements of operations.

Note 3—Other Current Assets

Other current assets consisted of the following at December 31, 2016 and 2015:

Description	2016	2015
Deferred offering costs	111,641	28,876
Prepaid expenses	259,921	469,922

Total other current assets	$371,562	$498,798

Deferred offering costs at December 31, 2016 include $111,641 in costs incurred from third parties in connection with the renewal of the Company’s shelf registration statement. Deferred offering costs at December 31, 2015 included $28,876 in costs incurred from third parties in connection with the implementation of a $1.5 million and $15 million purchase agreement in November 2012 pursuant to which Opexa had the right (now terminated) to sell to Lincoln Park Capital Fund, LLC shares of its common stock, subject to certain conditions and limitations.

As of December 31, 2015, the remaining costs of $38,938 in connection with the Merck Serono Agreement were included in other current assets (see Note 1). Such costs were amortized during 2016 and no balance remained at December 31, 2016. Also included in prepaid expenses is an advance to Pharmaceutical Research Associates, Inc. (“PRA”), a CRO providing services to Opexa, in the amount of $45,365 as well as $174,400 of prepaid insurance for Opexa’s directors’ and officers’ liability insurance. The remaining balance in prepaid expenses is attributable to various service and maintenance contracts.

Note 4—Property and Equipment

Property and equipment consisted of the following at December 31, 2016 and 2015:

Description	Life	2016	2015
Computer equipment	3 years	$173,147	$193,596
Office furniture and equipment	5-7 years	238,661	247,679
Software	3 years	125,412	125,412
Laboratory equipment	7 years	1,117,173	1,120,693
Leasehold improvements	5 years	684,515	683,295
Manufacturing equipment	7 years	905,121	910,792

Subtotal:		3,244,029	3,281,467

Less: accumulated depreciation and impairment		(3,194,029)	(2,443,600)

Total property and equipment, net		$50,000	$837,867

Property and equipment is carried at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful life of three to seven years, depending upon the type of equipment, except for leasehold improvements which are amortized using the straight-line method over the remaining lease term or the life of the asset, whichever is shorter. The cost of repairs and maintenance is charged as an expense to the consolidated statements of operations as incurred. Depreciation expense totaled $238,127 and $351,403 for the years ended December 31, 2016 and 2015, respectively.

In connection with the assignment of the Company’s corporate headquarters lease and sale of certain assets which was effective as of February 1, 2017 (see Note 13), and based on the consideration received being less than the carrying value of the assets, management determined it was appropriate to write-down the carrying value of the property and equipment to its recoverable value of $50,000 as of December 31, 2016. The Company recorded an impairment loss of $548,638 for the year ended December 31, 2016.

Note 5—Other Long-Term Assets

Other long-term assets consists solely of a single custom reagent that was available to be used for the development of the Company’s product candidate OPX-212 for NMO, other Pre-Phase III research activities or potentially for other treatment options or autoimmune diseases utilizing the T-cell technology platform. Upon consumption, the costs of this reagent are amortized to research and development expenses in the consolidated statements of operations. The custom reagent has a three-year shelf life and its expiration is November 2018. At December 31, 2016 and 2015, other long-term assets consist solely of a single custom reagent with a carrying value of $0 and $496,269, respectively, which included a 100% write-down of the asset value at December 31, 2016 to account for the uncertainty in future use of the custom reagent.

Note 6—Notes Payable

Notes payable consists of a commercial insurance premium finance agreement—promissory note with AFCO of which $136,038 was outstanding as of December 31, 2016. The loan has an interest rate of 3.5% per annum and matures July 1, 2017. The second note is also a commercial insurance premium finance agreement—promissory note with AFCO of which $20,604 was outstanding as of December 31, 2016. The loan has an interest rate of 3.5% per annum and matures September 1, 2017. Payments on the above notes are due and payable monthly until maturity.

Note 7—Income Taxes

Opexa uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

At December 31, 2016 and 2015 Opexa had approximately $74 million and approximately $70 million of unused net operating losses (NOLs), respectively, available for carry forward to future years. For tax purposes, Opexa elects to capitalize research and development expenses and amortize them over a 10-year period. The unused NOLs begin to expire at December 31, 2024. At December 31, 2016 and 2015, capitalized R&D amounted to $41.2 million and $35.3 million, respectively.

At December 31, 2016 and 2015, Opexa had a deferred tax asset which is covered by a full valuation allowance due to uncertainty of Opexa’s ability to generate future taxable income necessary to realize the related deferred tax asset consisting of:

Deferred tax asset resulting from:	December 31, 2016	December 31, 2015
Net operating loss	$25,050,750	$24,806,175
Research and development tax credits	2,896,079	2,593,792
Capitalized research and development costs	13,568,440	11,900,122

Subtotal	41,515,269	39,300,089
Less valuation allowance	(41,515,269)	(39,300,089)

Net deferred tax asset	$—	$—

Opexa’s ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an “ownership change” (generally defined as a greater than 50% change (by value) in the Company’s equity ownership over a three-year period). The Section 382 limitation is applied annually and is equal to the value of Opexa’s stock on the date of the ownership change, multiplied by a designated federal long-term tax-exempt rate. At December 31, 2016, the tax returns open for examination by the Internal Revenue Service are 2013, 2014, 2015 and 2016 (not yet filed).

Note 8—Commitments and Contingencies

In October 2005, Opexa entered into a ten-year lease for its office and research facilities. The facility including the property was leased for a term of ten years with two options for an additional five years each at the then prevailing market rate. In May 2015, Opexa exercised the option for an additional five year lease. Rent expense in the consolidated statements of operations for the years ended December 31, 2016 and 2015 was approximately $203,000 and $153,000 respectively.

As of December 31, 2016, the future minimum lease payments were:

Year	Amount
2017	200,000
2018	201,250
2019	206,250
2020	157,500

Total future minimum lease payments	$765,000

Subsequent to December 31, 2016, Opexa entered into an Assignment and Assumption of Lease with KBI Biopharma, Inc. on February 1, 2017, pursuant to which Opexa assigned to KBI, and KBI assumed from Opexa, all of Opexa’s remaining rights and obligations under the lease for Opexa’s office and research facilities. See Note 13.

Note 9—Significant Contractual Service and Milestone Agreements

In February 2012, Opexa entered into an agreement with PRA pursuant to which PRA provides Opexa with services related to the design, implementation and management of Opexa’s Phase IIb clinical trial program in SPMS (the “PRA Agreement”). Payments by Opexa to PRA under the PRA Agreement are based on the achievement of certain time and performance milestones as presented in the PRA Agreement. Total payments to PRA during the years ended December 31, 2016 and 2015, which were charged to research and development expense on the consolidated statements of operations, amounted to $1,679,973 and $1,115,868, respectively. Unless terminated by either party without cause on 60 days prior notice or on shorter notice with cause, the initial term of the PRA Agreement is for four years and automatically renews for successive one year terms.

Through December 31, 2015, Opexa entered into individual Clinical Trial Agreements with 36 Institutions and 36 principal investigators acting within their employment or agent positions within their clinical institution. Under the terms of each Clinical Trial Agreement, each of the Investigators will identify and recruit subjects with SPMS meeting certain enrollment requirements and conduct clinical research in conjunction with Opexa’s Phase IIb clinical study (Abili-T), and each of the Institutions will provide appropriate resources and facilities so the Institution’s Investigator can conduct the Abili-T study in a timely and professional manner and according to the terms of the Clinical Trial Agreement. Under the terms of each Clinical Trial Agreement, Opexa paid an upfront cash payment to each Institution for start-up and other costs which were charged directly to expense. Future payments by Opexa to the Institutions during the term of each Clinical Trial Agreement are based on the achievement of certain performance milestones as presented in each Clinical Trial Agreement. Unless terminated by Opexa without cause with 30 days’ notice, or unless terminated by the Institution, Investigator or Opexa for health or safety reasons, the initial term of the Clinical Trial Agreements with each Institution and Investigator is for the duration of their enrolled subjects in the Abili-T study.

On October 28, 2016, Opexa announced that the Abili-T trial did not meet its primary endpoint of reduction in brain volume change (atrophy), nor did it meet the secondary endpoint of reduction of the rate of sustained disease progression. Abili-T was a 183-patient, randomized, double-blind, placebo-controlled Phase IIb study that was conducted at 35 clinical trial sites in the U.S. and Canada and designed to evaluate the safety and efficacy of Tcelna (imilecleucel-T) in patients with SPMS. Patients in the Tcelna arm of the study received two annual courses of Tcelna treatment consisting of five subcutaneous injections per year. Opexa completed the enrollment of the Abili-T study in May 2014 and un-blinded the results from the study in late October 2016.

Note 10—Equity

Summary information regarding equity related transactions for the years ended December 31, 2015 and December 31, 2016 is as follows:

During 2015, equity related transactions were as follows:

•	In February 2015, Opexa recognized stock-based compensation expense of $33,213 related to vested shares of restricted common stock issued, on February 28, 2014, to certain members of Opexa’s management and non-employee directors.

•	On March 31, 2015, 2,557 shares of restricted common stock with an aggregate fair value of $11,250 were issued to certain non-employee directors for service on Opexa’s Board. Opexa recognized stock-based compensation of $11,250 related to these shares. The shares vested immediately upon grant.

•	On April 9, 2015, Opexa issued 3,137,305 shares of common stock and Series M warrants to purchase a like number of shares upon the closing of a rights offering. Opexa raised $13,804,140 in gross proceeds, before expenses, through subscriptions for 3,137,305 units at a price of $4.40 per unit. Net proceeds were $12,095,210 after deduction of related fees and expenses, including dealer-manager fees, totaling $1,708,930.

•	In June 2015, Opexa issued 953 shares of common stock and received gross proceeds of $3,810 upon the exercise of Series M warrants to purchase 953 shares of common stock.

•	On June 30, 2015, 3,160 shares of restricted common stock with an aggregate fair value of $11,250 were issued to certain non-employee directors for service on Opexa’s Board. Opexa recognized stock-based compensation of $11,250 related to these shares. The shares vested immediately upon grant.

•	July 2015, Opexa issued 150 shares of common stock and received gross proceeds of $600 upon the exercise of Series M warrants to purchase 150 shares of common stock.

•	At Opexa’s annual meeting on August 28, 2015, shareholders approved an amendment to the Company’s Restated Certificate of Formation to increase the number of authorized shares of common stock from 100 million to 150 million, and the amendment was effect as of September 9, 2015.

•	On September 1, 2015, pursuant to a Stock Purchase Agreement, Opexa sold 113,636 shares of common stock for $4.40 per share and issued Series N warrants to purchase a like number of shares for gross and net proceeds of $499,999 upon the closing of tranche one of a private placement. Opexa also agreed to sell and the purchasers agreed to purchase pursuant to the September 1, 2016 Stock Purchase Agreement an additional aggregate of $4.5 million of common stock in four additional tranches upon Opexa’s achievement of certain milestones to further the clinical development of OPX-212, Opexa’s autologous T-cell immunotherapy being developed for the treatment of neuromyelitis optica.

•	On September 28, 2015, Opexa effected the 1:8 Reverse Stock Split. An aggregate of 1,365 shares of common stock were identified as fractional shares, and cash in the amount of $5,028 was paid in lieu of these fractional shares. Unless otherwise noted, impacted amounts included in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock splits as if such stock splits occurred on the first day of the first period presented. Impacted amounts include shares of common stock issued and outstanding, shares underlying warrants and stock options, shares reserved, exercise prices of warrants and options, and loss per share. There was no impact on the amount of preferred or common stock authorized resulting from the 1:8 Reverse Stock Split.

•	On September 30, 2015, 3,600 shares of restricted common stock with an aggregate fair value of $11,250 were issued to certain non-employee directors for service on Opexa’s Board. Opexa recognized stock-based compensation of $11,250 related to these shares. The shares vested immediately upon grant.

•	On September 30, 2015 Opexa sold an aggregate of 75,000 shares of common stock under the ATM facility for gross and net proceed of $240,143 and $232,934, respectively. These sales settled and shares were issued in October 2015.

•	In November 2015, Opexa sold an aggregate of 114,507 shares of common stock under the ATM facility for gross and net proceed of $483,634 and $469,116, respectively. These sales settled and shares were issued in December 2015.

•	On December 31, 2015, 4,062 shares of restricted common stock with an aggregate fair value of $11,250 were issued to certain non-employee directors for service on Opexa’s Board. Opexa recognized stock-based compensation of $11,250 related to these shares. The shares vested immediately upon grant.

During 2016, equity related transactions were as follows:

•	On March 14, 2016, Opexa entered into an amendment to the September 1, 2015 Stock Purchase Agreement with the purchasers party thereto, to extend by nine months the original dates for the milestones relating to the subsequent tranches. As part of the amendment, the expiration date of the Series N warrants issued pursuant to the Stock Purchase Agreement was also extended from April 9, 2018 to October 9, 2018. The Company determined that there is no accounting impact to the modification of the Series N warrants since these are investor warrants.

•	On May 16, 2016, a total of 103,280 shares of common stock with an aggregate fair value of $219,986 were granted to certain non-employee directors for service on Opexa’s Board of Directors. Of these common stock awards, 25% vested immediately and the shares were issued on such date, and 25% vested and the shares were issued on each of June 30, 2016 and September 30, 2016. Opexa recognized stock-based compensation expense relating to these issued shares of an aggregate of $164,990. While the remaining 25% of the shares were originally scheduled to vest and be issued on December 31, 2016, the fourth increment of 25,820 shares did not vest and the shares were not issued because before the vesting date one non-employee director had resigned and the Board determined to instead pay cash to the non-employee directors for their Board service compensation.

•	In June 2016, Opexa issued 14,501 shares of common stock upon the exercise of Series M warrants for net proceeds of $57,985 collected on July 5, 2016.

•	From August 17, 2016 through September 13, 2016, Opexa sold an aggregate of 66,184 shares of common stock under the ATM facility, with the new Sales Agreement entered into with IFS Securities, Inc. (doing business as Brinson Patrick, a division of IFS Securities, Inc.). Gross and net proceeds, including amortization of deferred offering costs, were $293,345 and $276,912, respectively. The average share price ranged from $4.12 to $4.73 per share. These sales settled and shares were issued by December 31, 2016.

Note 11—Options and Warrants

The Board initially adopted the Opexa Therapeutics, Inc. 2010 Stock Incentive Plan (the “2010 Plan”) on September 2, 2010 for the granting of equity incentive awards to employees, directors and consultants of Opexa, and the Plan was initially approved by the Company’s shareholders on October 19, 2010. Subsequently, on September 25, 2013, the Board amended the 2010 Plan, and the Company’s shareholders approved the amended 2010 Plan on November 8, 2013, in order to (i) increase the number of shares of common stock reserved for issuance by 375,000 shares and (ii) reset the number of stock-based awards issuable to a participant in any calendar year to align with the increase in the shares reserved. The 2010 Plan was further amended by the Board on March 29, 2016 and approved by the Company’s shareholders on May 16, 2016, in order to (i) further increase the number of shares of common stock reserved for issuance by 650,000 shares and (ii) reset the number of stock-based awards issuable to a participant in any calendar year to align with the increase in the shares reserved. The 2010 Plan is the successor to and continuation of Opexa’s June 2004 Compensatory Stock Option Plan (the “2004 Plan”). The 2004 Plan reserved a maximum of 71,875 shares of common stock for issuance pursuant to incentive stock options and nonqualified stock options granted to employees, directors and consultants. Awards were made as either incentive stock options or nonqualified stock options, with the Board having discretion to determine the number, term, exercise price and vesting of grants made under the 2004 Plan. All outstanding equity awards granted under the 2004 Plan continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2004 Plan, but no additional awards will be granted under the 2004 Plan subsequent to approval of the 2010 Plan. The 2010 Plan reserves a maximum of 1,103,125 shares of common stock for issuance plus the number of shares subject to stock options outstanding under the 2004 Plan that are forfeited or terminate prior to exercise and would otherwise be returned to the share reserves under the 2004 Plan and any reserved shares not issued or subject to outstanding grants, up to a maximum of 64,152 shares. The 2010 Plan provides for the grant of incentive stock options or nonqualified stock options, as well as restricted stock, stock appreciation rights, restricted stock units and performance awards that may be settled in cash, stock or other property. The Board of Directors or Compensation Committee, as applicable, administers the 2010 Plan and has discretion to determine the recipients, the number and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to a limitation on repricing without shareholder approval, the Board or Compensation Committee, as applicable, may also determine the exercise price of options granted under the 2010 Plan. At December 31, 2016, 568,807 shares of common stock remained available for grant of awards under the 2010 Plan.

Opexa accounts for stock-based compensation, including options and nonvested shares, according to the provisions of FASB ASC 718, “Share Based Payment.” During the 12 months ended December 31, 2016, Opexa recognized stock-based compensation expense of $570,991. Unamortized stock-based compensation expense as of December 31, 2016 amounted to $523,381.

Stock Option Activity

A summary of the stock option activity for the years 2016 and 2015 are presented below:

	Number of Shares	Weighted Avg. Exercise Price	Weighted Average Remaining Contract Term (# years)	Intrinsic Value
Outstanding at December 31, 2014	302,834	$23.34	8.0	$—
Exercisable at December 31, 2014	120,485	$36.52	6.4	$—
Granted	135,430	5.22
Exercised	—	—
Forfeited and canceled	(20,860)	13.35

Outstanding at December 31, 2015	417,404	$18.04	7.7	$—
Exercisable at December 31, 2015	231,071	$23.58	7.0	$—
Granted	290,000	2.14
Exercised	—	—
Forfeited and canceled	(225,457)	10.52

Outstanding at December 31, 2016	481,947	$12.14	7.6	$—
Exercisable at December 31, 2016	352,096	$14.95	7.1	$—

Employee Options:

Option awards are granted with an exercise price equal to the market price of Opexa’s stock at the date of issuance, generally have a ten-year life, and have various vesting dates that range from no vesting or partial vesting upon date of grant to full vesting on a specified date. Opexa estimates the fair value of stock options using the Black-Scholes option-pricing model and records the compensation expense ratably over the service period.

During 2015, time-based options to purchase an aggregate of 71,462 shares at exercise prices ranging from $3.04 to $6.56 were granted to employees. These options have a term of ten years and have a vesting schedule of the earlier of four years or termination of employment without cause following a change of control. Fair value of $406,713 was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model for these options include (1) discount rate range of 1.95% to 2.19%, (2) expected term of 6.25 years, (3) expected volatility range of 134.18% to 144.83% and (4) zero expected dividends.

During 2015, options to purchase 20,860 shares were forfeited and cancelled.

Opexa recognized stock based compensation expense of $623,040 for grants made to employees during 2015. Unamortized stock compensation expense as of December 31, 2015 amounted to $1,890,846.

During the 12 months ended December 31, 2016, time-based options to purchase an aggregate of 290,000 shares at exercise prices ranging from $2.13 to $4.13 were granted to employees. These options have a term of ten years and have a vesting schedule of the earlier of three years or termination of employment without cause following a change of control. Fair value of $638,779 was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model for these options include (1) discount rate range of 1.57% to 1.75%, (2) expected term of 5.56 to 10 years, (3) expected volatility range of 134.40% to 167.77% and (4) zero expected dividends.

During 2016, options to purchase 223,271 shares were forfeited and cancelled.

During 2016, Opexa recognized stock based compensation expense of $564,746 for grants made to employees. Unamortized stock compensation expense as of December 31, 2016 amounted to $523,381.

Non-Employee Options:

During 2015, options to purchase an aggregate of 63,968 shares at an exercise price of $4.24 were granted to non-employee directors for service on Opexa’s Board. Options to purchase an aggregate of 44,630 shares will expire on the earlier of 10 years or a change in control of Opexa, with 50% of the shares vesting immediately and 50% vesting on December 31, 2015. Options to purchase an aggregate of 14,875 shares have terms of 10 years, with 50% of the shares vesting immediately and 50% vesting on March 30, 2016. An option to purchase 4,463 shares will expire on the earlier of 10 years or a change in control of Opexa, with vesting in four quarterly increments beginning on June 30, 2015. Fair value of $214,844 was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model for these options include (1) discount rate of 1.95%, (2) expected term of 5.25 years, (3) expected volatility of 107.33% and (4) zero expected dividends.

Opexa recognized stock based compensation expense of $212,683 for grants made to non-employee directors during 2015. Unamortized stock compensation expense as of December 31, 2015 amounted to $6,245.

During the 12-month period ended December 31, 2016, no options to purchase shares were granted to non-employee directors for service on Opexa’s Board.

During 2016, options to purchase 2,186 shares were forfeited and cancelled.

During 2016, Opexa recognized stock based compensation expense of $6,245 for grants made to non-employee directors. Unamortized stock compensation expense as of December 31, 2016 amounted to $0.

Warrant Activity

A summary of warrant activity for 2016 and 2015 is presented below:

	Number of Shares	Weighted Avg. Exercise Price	Weighted Average Remaining Contract Term (# years)	Intrinsic Value
Outstanding at January 1, 2015	380,814	$29.92	2.21	—
Granted	3,311,128	4.16	—	—
Exercised	(1,103)	4.00	—	—
Forfeited and canceled	(27,885)	74.96	—	—

Outstanding at December 31, 2015	3,662,954	$6.30	2.17	—
Exercisable at December 31, 2015	3,662,954	$6.30	2.17	—
Outstanding January 1, 2016	3,662,954	6.30	2.17	—
Granted	—	—
Exercised	(14,501)	4.00
Forfeited and cancelled	(51,828)	83.52

Outstanding at December 31, 2016	3,596,625	$12.39	1.21	—
Exercisable at December 31, 2016	3,596,625	$12.39	1.21	—

On April 9, 2015, the Company issued Series M warrants to purchase an aggregate of 3,137,305 shares of common stock upon the closing of a rights offering. The Series M warrants entitle the holders to purchase common stock at an exercise price $12.00 per share through their expiration on April 9, 2018, although such warrants offered an exercise price of $4.00 per share until June 30, 2016. Pursuant to the anti-dilution provisions of certain of the Company’s outstanding warrants and as a result of the rights offering (i) the per share exercise prices of the Series A, J, K and L warrants were adjusted to $74.96, $8.24, $8.00 and $12.72, respectively, and (ii) Series L warrants to purchase an aggregate of an additional 60,187 shares of common stock were issued. The Series A warrants expired on June 15, 2015.

On September 1, 2015, the Company issued Series N warrants to purchase an aggregate of 113,636 shares of common stock at an exercise price of $12.00 per share through their expiration on April 9, 2018, although such warrants offered an exercise price of $4.00 per share until June 30, 2016. Subsequently on March 14, 2016, Opexa entered into an amendment to the September 1, 2015 Stock Purchase Agreement with the purchasers party thereto, to extend by nine months the original dates for the milestones relating to the subsequent tranches. As part of the amendment, the expiration date of the Series N warrants issued pursuant to the Stock Purchase Agreement was also extended from April 9, 2018 to October 9, 2018. The Company determined that there is no accounting impact to the modification of the Series N warrants since these are investor warrants

On February 11, 2016, Series H warrants to purchase 51,823 shares of common stock expired and were cancelled.

During June 2016, 14,501 shares of common stock were issued upon the exercise of Series M warrants.

Note 12—Licenses

License Agreement with Baylor College of Medicine

In 2001, Opexa entered into an agreement with Baylor College of Medicine for the exclusive worldwide license to a patient-specific, autologous T-cell immunotherapy for the treatment of MS, which is the initial T-cell technology on which Tcelna is based, including rights to certain patents held by Baylor. In consideration for the right and license to commercially exploit such technology, Opexa agreed to pay the following (per scenario 1 of the license agreement): (i) a 2% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products is less than or equal to $500 million; (ii) a 1% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products exceed $500 million; (iii) a 1% royalty on net sales of licensed patent pending products sold by Opexa or its affiliates; and (iv) a 1% royalty on net sales of licensed patented products or licensed patent pending products sold by any sublicensees of Opexa. Unless earlier terminated, the Baylor license agreement expires in 2025 upon expiration of the last of the licensed patent rights.

Note 13—Subsequent Events

During January 2017, Opexa sold an aggregate of 516,278 shares of common stock under its ATM facility with IFS Securities, Inc. (doing business as Brinson Patrick, a division of IFS Securities, Inc.) as sales agent, for gross proceeds of $490,098. Opexa paid compensation and fees totaling $14,714 to the sales agent with respect to the shares sold.

As part of its continuing efforts to reduce operating expenses and conserve cash following the release of data from the Abili-T clinical trial, on January 31, 2017 Opexa further reduced its workforce by terminating the employment of seven full-time employees. Opexa incurred total costs of approximately $219,000 associated with this workforce reduction.

On February 1, 2017, Opexa entered into an Assignment and Assumption of Lease with KBI Biopharma, Inc., pursuant to which Opexa assigned to KBI, and KBI assumed from Opexa, all of Opexa’s remaining rights and obligations under the lease for Opexa’s 10,200 square foot corporate headquarters facility located in The Woodlands, Texas. The facility was originally leased by Opexa from Dirk D. Laukien, as landlord, pursuant to a lease dated August 19, 2005 as amended by that certain First Amendment to Lease Agreement dated May 11, 2015. In light of Opexa’s continuing evaluation of its strategic alternatives following the release of the data from the Abili-T clinical study, management deemed it advisable to reduce the office, R&D and manufacturing space and corresponding rent obligations. The lease had a remaining term through September 2020 and current monthly base rental payments of $16,666.67 with payment escalations to $17,500 over the remaining term. In connection with the lease assignment, Opexa also sold certain furniture, fixtures and equipment (including laboratory and manufacturing equipment) as well as its laboratory supplies located at its corporate headquarters to KBI for cash consideration in the amount of $50,000.

OPEXA THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2017	December 31, 2016
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,822,677	$3,444,952
Other current assets	237,331	371,562

Total current assets	3,060,008	3,816,514
Property & equipment, net of accumulated depreciation of $0 and $3,194,029, respectively	—	50,000

Total assets	$3,060,008	$3,866,514

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$298,050	$377,956
Accrued expenses	428,394	625,890
Notes payable—insurance	91,871	156,642

Total current liabilities	$818,315	$1,160,488

Total liabilities	$818,315	$1,160,488

Shareholders’ equity:
Preferred stock, no par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized, 7,657,332 and 7,141,054 shares issued and outstanding	76,573	71,411
Additional paid in capital	164,410,992	163,954,215
Accumulated deficit	(162,245,872)	(161,319,600)

Total shareholders’ equity	2,241,693	2,706,026

Total liabilities and shareholders’ equity	$3,060,008	$3,866,514

See accompanying notes to unaudited consolidated financial statements

OPEXA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2017	2016
	(Unaudited)
Revenue:
Option revenue	$—	$726,291
Research and development	206,024	1,829,062
General and administrative	719,869	987,248
Depreciation and amortization	—	72,589

Operating loss	(925,893)	(2,162,608)
Interest income (expense), net	(846)	108
Other income (expense), net	467	2,106

Net loss	$(926,272)	$(2,160,394)

Basic and diluted loss per share	$(0.12)	$(0.31)

Weighted average shares outstanding—basic and diluted	7,597,769	6,982,909

See accompanying notes to unaudited consolidated financial statements

OPEXA THERAPEUTICS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Par
Balances at December 31, 2016	7,141,054	$71,411	$163,954,215	$(161,319,600)	$2,706,026
Shares sold for cash, net	516,278	5,162	408,500	—	413,662
Option expense	—	—	48,277	—	48,277
Net loss	—	—	—	(926,272)	(926,272)

Balances at March 31, 2017	7,657,332	$76,573	$164,410,992	$(162,245,872)	$2,241,693

See accompanying notes to unaudited consolidated financial statements

OPEXA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2017	2016
	(Unaudited)
Cash flows from operating activities
Net loss	$(926,272)	$(2,160,394)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	72,589
Option expense	48,277	153,853
Changes in:
Other current assets	134,231	98,565
Accounts payable	(79,906)	(186,027)
Accrued expenses	(197,496)	202,531
Deferred revenue	—	(726,291)

Net cash used in operating activities	(1,021,166)	(2,545,174)

Cash flows from investing activities
Proceeds from sale of property & equipment	50,000	(485)

Net cash provided/(used) in investing activities	50,000	(485)

Cash flows from financing activities
Common stock sold for cash net of offering cost	413,662	—
Note payable—insurance	(64,771)	(55,144)
Payment of deferred offering costs	—	(27,512)

Net cash provided/(used) in financing activities	348,891	(82,656)

Net change in cash and cash equivalents	(622,275)	(2,628,315)
Cash and cash equivalents at beginning of period	3,444,952	12,583,764

Cash and cash equivalents at end of period	$2,822,677	$9,955,449

Cash paid for:
Interest	$1,182	$1,371
Income taxes	—	—
Non-cash transactions:
Unpaid deferred offering cost	$—	$8,395

See accompanying notes to unaudited consolidated financial statements

OPEXA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Basis of Presentation and Going Concern

The accompanying interim unaudited consolidated financial statements of Opexa Therapeutics, Inc. (“Opexa” or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited financial statements and notes thereto contained in Opexa’s latest Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the consolidated financial statements that would substantially duplicate the disclosure contained in the audited consolidated financial statements for the most recent fiscal year as reported in Form 10-K have been omitted.

The accompanying consolidated financial statements include the accounts of Opexa and its wholly owned subsidiary, Opexa Hong Kong Limited (“Opexa Hong Kong”). All intercompany balances and transactions have been eliminated in the consolidation.

Going Concern. The accompanying interim unaudited consolidated financial statements for the three months ended March 31, 2017 have been prepared assuming that the Company will continue as a going concern, meaning the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of March 31, 2017, the Company had cash and cash equivalents of $2.8 million as well as accounts payable, short-term notes payable and accrued expenses aggregating $818,315. While the Company has historically recognized revenue related to certain upfront payments received from Ares Trading SA (“Merck Serono”), a wholly owned subsidiary of Merck Serono S.A., in connection with the Option and License Agreement and an amendment thereto between Merck Serono and the Company, the Company has never generated any commercial revenues, nor does it expect to generate any commercial revenues for the foreseeable future or other revenues in the near term that will result in cash receipts. Opexa continues to incur net losses, negative operating cash flows and has an accumulated deficit of approximately $162.2 million as of March 31, 2017. These factors raise substantial doubt as to the Company’s ability to continue as a going concern.

Following the October 28, 2016 announcement that the Abili-T trial did not meet its primary or secondary endpoints, and in order to conserve cash resources while it reevaluated its programs and explored various strategic alternatives, during the fourth quarter of 2016 and first quarter of 2017 the Company implemented several reductions in workforce totaling 90% of its then 20 full-time employees. As of March 31, 2017 Opexa has two full-time employees. After further analysis of the data from the Abili-T trial, the Company has determined that it will not move forward with further studies of Tcelna in SPMS at this time and is conducting a review of its other research and development programs, including the preclinical program for OPX-212 in NMO, to assess the viability of continuing to pursue one or more of these programs. The Company is also exploring its strategic alternatives. The Company cannot fully predict its future cash needs until it completes this analysis. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company continues to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to support its ongoing operations through and beyond the next 12 months, including raising additional capital through either private or public equity or debt financing as well as using its at-the-market offering program and cutting expenses where possible. However, in light of the disappointing Abili-T study results, there can be no assurance that the Company will be able to secure additional funds or, if such funds are available, whether the terms or conditions would be acceptable to the Company.

Note 2—Significant Accounting Policies

Cash and Cash Equivalents. Opexa considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Investments with maturities in excess of three months but less than one year are classified as short-term investments and are stated at fair market value.

Opexa primarily maintains cash balances on deposit in accounts at a U.S.-based financial institution. The aggregate cash balance on deposit in these accounts is insured by the Federal Deposit Insurance Corporation up to $250,000. Opexa’s cash balances on deposit in these accounts may, at times, exceed the federally insured limits. Opexa has not experienced any losses in such accounts.

As of March 31, 2017, Opexa had approximately $1.8 million in a savings account. For the three months ended March 31, 2017, the savings account recognized an average market yield of 0.06%. Interest income of $336 was recognized for the three months ended March 31, 2017 in the consolidated statements of operations.

Recent Accounting Pronouncements. The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements. Management has also considered all recent accounting pronouncements issued since the last audit of the Company’s financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

Note 3—Other Current Assets

Other current assets consisted of the following at March 31, 2017 and December 31, 2016:

Description	March 31, 2017	December 31, 2016
Deferred offering costs	$49,918	$111,641
Prepaid expense	187,413	259,921

Total Other Current Assets	$237,331	$371,562

Deferred offering costs at March 31, 2017 and December 31, 2016 were $49,918 and $111,641 respectively. The March 31, 2017 balance includes costs incurred from third parties in connection with the March 25, 2016 implementation of a new Sales Agreement (“ATM Agreement”) with IFS Securities, Inc. (doing business as Brinson Patrick, a division of IFS Securities, Inc.) as sales agent, pursuant to which Opexa can offer and sell shares of common stock from time to time depending upon market demand, in transactions deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act of 1933. These are included in other current assets in the consolidated balance sheets. Upon the sales of shares of common stock under the ATM Agreement, these capitalized costs will be offset against the proceeds of such sales of shares of common stock and recorded in additional paid in capital. As of March 31, 2017, $61,723 of deferred offering costs were recorded in additional paid in capital.

Prepaid expenses at March 31, 2017 and December 31, 2016 were $187,413 and $259,921 respectively. Included in the March 31, 2017 balance is $138,723 of prepaid insurance as well as the remaining balance of Opexa’s NASDAQ Capital Market All-Inclusive Annual Fee of $41,250. The remaining balances are attributable to various service contracts and deposits.

Note 4—Notes Payable

Notes payable consists of a commercial insurance premium finance agreement—promissory note with AFCO of which $78,075 and $136,038 was outstanding as of March 31, 2017 and December 31, 2016, respectively. The loan has an interest rate of 3.5% per annum and matures July 1, 2017. The second note is also a commercial insurance premium finance agreement – promissory note with AFCO of which $13,796 and $20,604 was outstanding as of March 31, 2017 and December 31, 2016, respectively. The loan has an interest rate of 3.5% per annum and matures September 1, 2017. Payments on the above notes are due and payable monthly until maturity.

Note 5—Equity

For the three months ended March 31, 2017, equity related transactions were as follows:

During January 2017, Opexa sold an aggregate of 516,278 shares of common stock under its ATM facility with IFS Securities, Inc. (doing business as Brinson Patrick, a division of IFS Securities, Inc.) as sales agent, for gross proceeds of $490,098. Proceeds net of fees and deferred offering costs were $413,662.

Note 6—Stock-Based Compensation

Stock Options

Opexa accounts for stock-based compensation, including options and nonvested shares, according to the provisions of FASB ASC 718, “Share Based Payment.” During the three months ended March 31, 2017, Opexa recognized stock-based compensation expense of $48,277. Unamortized stock-based compensation expense as of March 31, 2017 amounted to $235,340.

Stock Option Activity

A summary of stock option activity for the three months ended March 31, 2017 is presented below:

	Number of Shares	Weighted Avg. Exercise Price	Weighted Average Remaining Contract Term (# years)	Intrinsic Value
Outstanding at December 31, 2016	481,947	$12.14	7.60
Exercised	—	—
Forfeited and canceled	(187,351)	11.93

Outstanding at March 31, 2017	294,596	$12.28	7.19	$—
Exercisable at March 31, 2017	244,868	$13.69	6.92	$—

Employee Options and Non-Employee Options

Option awards are granted with an exercise price equal to the market price of Opexa’s stock at the date of issuance, generally have a ten-year life, and have various vesting dates that range from no vesting or partial vesting upon date of grant to full vesting on a specified date. Opexa estimates the fair value of stock options using the Black-Scholes option-pricing model and records the compensation expense ratably over the service period.

Opexa recognized stock based compensation expense of $48,277 and $153,853 during the three months ended March 31, 2017 and 2016, respectively, for grants made to employees.

In addition, during the three months ended March 31, 2017 there were 187,351 shares underlying options that were forfeited and cancelled.

There were no stock options or restricted stock awards granted during the three months ended March 31, 2017.

Warrant Activity

A summary of warrant activity for the three months ended March 31, 2017 is presented below:

	Number of Shares	Weighted Avg. Exercise Price	Weighted Average Remaining Contract Term (# years)	Intrinsic Value
Outstanding at December 31, 2016	3,596,625	$12.39	1.21	—
Forfeited and canceled	(127,894)	12.72	—

Outstanding at March 31, 2017	3,468,731	$12.38	1.00	$—
Exercisable at March 31, 2017	3,468,731	$12.38	1.00	$—

Note 7—Licenses

License Agreement with Baylor College of Medicine

In 2001, Opexa entered into an agreement with Baylor College of Medicine for the exclusive worldwide license to a patient-specific, autologous T-cell immunotherapy for the treatment of MS, which is the initial T-cell technology on which Tcelna is based, including rights to certain patents held by Baylor. In consideration for the right and license to commercially exploit such technology, Opexa agreed to pay the following (per scenario 1 of the license agreement): (i) a 2% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products is less than or equal to $500 million; (ii) a 1% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products exceed $500 million; (iii) a 1% royalty on net sales of licensed patent pending products sold by Opexa or its affiliates; and (iv) a 1% royalty on net sales of licensed patented products or licensed patent pending products sold by any sublicensees of Opexa. Unless earlier terminated, the Baylor license agreement expires in 2025 upon expiration of the last of the licensed patent rights.

Note 8—Commitments and Contingencies

On February 1, 2017, Opexa entered into an Assignment and Assumption of Lease with KBI Biopharma, Inc. (KBI), pursuant to which Opexa assigned to KBI, and KBI assumed from Opexa, all of Opexa’s remaining rights and obligations under the lease for Opexa’s 10,200 square foot corporate headquarters facility located in The Woodlands, Texas. The facility was originally leased by Opexa from Dirk D. Laukien, as landlord, pursuant to a lease dated August 19, 2005 as amended by that certain First Amendment to Lease Agreement dated May 11, 2015. In light of Opexa’s continuing evaluation of its strategic alternatives following the release of the data from the Abili-T clinical study, management deemed it advisable to reduce the office, R&D and manufacturing space and corresponding rent obligations. The lease had a remaining term through September 2020 and current monthly base rental payments of $16,666.67 with payment escalations to $17,500 over the remaining term. In connection with the lease assignment, Opexa also sold certain furniture, fixtures and equipment (including laboratory and manufacturing equipment) as well as its laboratory supplies located at its corporate headquarters to KBI for cash consideration in the amount of $50,000.

Note 9 —Subsequent Events

Merger Agreement

Opexa entered into an Agreement and Plan of Merger and Reorganization with Acer Therapeutics Inc., or Acer, on June 30, 2017, in which the shareholders of Acer would become the majority owners of Opexa and the operations of the two parties would be combined. The proposed merger remains subject to certain conditions, including the approval of Opexa shareholders and Acer shareholders. If approved, upon closing of the transaction, Opexa will be renamed “Acer Therapeutics Inc.”

ACER THERAPEUTICS INC.

INDEX TO ACER CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015 and Three Months Ended March 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Acer Therapeutics Inc.:

We have audited the accompanying consolidated balance sheets of Acer Therapeutics Inc. (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

March 22, 2017, except for Note 11, as to which the date is July 19, 2017

ACER THERAPEUTICS INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2015

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$1,834,018	$798,545
Prepaid expenses	540,053	109,482

Total current assets	2,374,071	908,027
Property and equipment, net	6,217	8,167
Other assets:
Goodwill	272,315	272,315
In-process research and development	118,600	118,600
Deferred financing costs	1,901	69,896

Total assets	$2,773,104	$1,377,005

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$383,411	$243,400
Accrued expenses	438,028	541,018

Total liabilities	821,439	784,418

Commitments
Series B Convertible Redeemable Preferred stock, $0.0001 par value; authorized 970,238 shares; 970,238 and 0 shares issued and outstanding at December 31, 2016 and 2015, respectively (preference in liquidation of $8,149,999 at December 31, 2016)	8,022,219	—
Series A Convertible Redeemable Preferred stock, $0.0001 par value; authorized 638,416 shares; 638,416 shares issued and outstanding at December 31, 2016 and 2015 (preference in liquidation of $4,166,150 at December 31, 2016)	4,114,221	4,099,380
Stockholders’ deficit:
Common stock, $0.0001 par value; authorized 10,000,000 shares; 2,450,000 and 2,450,000 shares issued and outstanding at December 31, 2016 and 2015, respectively	246	246
Additional paid-in capital	1,172,200	1,150,620
Accumulated deficit	(11,357,221)	(4,657,659)

Total stockholders’ deficit	(10,184,775)	(3,506,793)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$2,773,104	$1,377,005

See report of independent registered public accounting firm and notes to the consolidated financial statements.

ACER THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2016 and 2015

	2016	2015
Operating expenses:
Research and development	$5,308,662	$1,957,967
General and administrative	1,391,182	715,201

Total operating expenses	6,699,844	2,673,168

Operating loss	(6,699,844)	(2,673,168)
Other income (expense):
Interest income	282	—
Interest expense	—	(994,529)

Total other income (expense), net	282	(994,529)

Net loss	$(6,699,562)	$(3,667,697)

Net loss per share, basic and diluted	$(2.73)	$(1.51)

Shares used in computing net loss per share, basic and diluted	2,450,000	2,433,973

See report of independent registered public accounting firm and notes to the consolidated financial statements.

ACER THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2016 and 2015

	Redeemable Preferred Stock				Stockholders’ Deficit
	Series B Convertible Redeemable Preferred stock		Series A Convertible Redeemable Preferred stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2014	—	$—	—	$—	2,375,000	$238	$—	$(989,962)	$(989,724)
Issuance of common stock	—	—	—	—	75,000	8	191,243	—	191,251
Issuance of Series A Convertible Redeemable Preferred stock, net of issuance costs of $74,204	—	—	306,477	1,925,796	—	—	—	—	—
Accretion of issuance costs	—	—	—	7,420	—	—	(7,420)	—	(7,420)
Conversion of convertible notes payable and accrued interest into Series A Convertible Redeemable Preferred stock	—	—	331,939	2,166,164	—	—	—	—	—
Beneficial conversion feature on convertible notes payable	—	—	—	—	—	—	927,522	—	927,522
Share-based compensation	—	—	—	—	—	—	39,275	—	39,275
Net loss	—	—	—	—	—	—	—	(3,667,697)	(3,667,697)

Balance as of December 31, 2015	—	—	638,416	4,099,380	2,450,000	246	1,150,620	(4,657,659)	(3,506,793)
Issuance of Series B Convertible Redeemable Preferred stock, net of issuance costs of $155,162	970,238	7,994,837	—	—	—	—	—	—	—
Accretion of issuance costs	—	27,382	—	14,841	—	—	(42,223)	—	(42,223)
Share-based compensation	—	—	—	—	—	—	63,803	—	63,803
Net loss	—	—	—	—	—	—	—	(6,699,562)	(6,699,562)

Balance as of December 31, 2016	970,238	$8,022,219	638,416	$4,114,221	2,450,000	$246	$1,172,200	$(11,357,221)	$(10,184,775)

See report of independent registered public accounting firm and notes to the consolidated financial statements.

ACER THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:
Net loss	$(6,699,562)	$(3,667,697)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense	—	993,686
Share-based compensation	63,803	39,275
Depreciation	3,532	1,112
Write-off of deferred financing costs	67,995	—
Changes in operating assets and liabilities
Prepaid expenses	(430,571)	(103,829)
Accounts payable	140,011	(233,913)
Accrued expenses	(102,990)	(174,948)

Net cash used in operating activities	(6,957,782)	(3,146,314)

Cash flows from investing activities:
Purchase of property and equipment	(1,582)	(9,279)

Net cash used in investing activities	(1,582)	(9,279)

Cash flows from financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred stock, net	7,994,837	—
Proceeds from issuance of Series A Convertible Redeemable Preferred stock, net	—	1,925,796
Proceeds from convertible notes payable	—	2,100,000
Proceeds from promissory notes	—	3,500
Payments on promissory notes	—	(50,700)
Deferred financing costs	—	(26,311)

Net cash provided by financing activities	7,994,837	3,952,285

Increase in cash and cash equivalents	1,035,473	796,692
Cash and cash equivalents, beginning of year	798,545	1,853

Cash and cash equivalents, end of year	$1,834,018	$798,545

Supplemental cash flow information and non-cash financing transactions:
Cash paid during the year for interest	$720	$1,941

Beneficial conversion feature on convertible notes payable	$—	$927,522

Conversion of convertible notes payable and related accrued interest into Series A Convertible Redeemable Preferred stock	$—	$2,166,164

Fair value of common stock issued in the acquisition	$—	$191,251

Accretion of issuance costs on Series A Convertible Redeemable Preferred stock	$14,841	$7,420

Accretion of issuance costs on Series B Convertible Redeemable Preferred stock	$27,382	$—

See report of independent registered public accounting firm and notes to the consolidated financial statements.

ACER THERAPEUTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Business

Acer Therapeutics Inc. (“Acer”) was incorporated on December 26, 2013 as part of a reorganization whereby Acer Therapeutics, LLC was converted into a corporation organized under the laws of the state of Delaware. On March 20, 2015, Acer acquired Anchor Therapeutics, Inc. (“Anchor”), with Anchor becoming a wholly-owned subsidiary of Acer. On August 19, 2016, the pepducin business reverted back to the holders of Anchor’s equity immediately prior to the merger (see Note 8).

Acer is developing therapies with established clinical proof-of-concept for the treatment of serious, ultra-rare diseases with critical unmet medical need. Acer’s late-stage clinical pipeline includes two candidates for severe genetic disorders for which there are currently no FDA-approved treatments: celiprolol for vascular Ehlers-Danlos Syndrome (“vEDS”) and ACER-001 for Maple Syrup Urine Disease (“MSUD”). Acer is also advancing ACER-001 for the treatment of Urea Cycle Disorders (“UCD”).

Since its inception, Acer has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital.

The consolidated financial statements include the accounts of Acer and its wholly-owned subsidiary, Anchor, from the acquisition date through the disposition date (collectively referred to as the “Company”). All intercompany balances and transactions are eliminated.

The Company is subject to a number of risks similar to other companies in their industry including rapid technological change, uncertainty of market acceptance of the product, competition from larger companies with substitute products, availability of future financing and dependence on key personnel.

Going Concern Uncertainty

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception. The Company has relied on raising capital to finance its operations.

The Company plans to raise capital through equity and/or debt financings. There is no assurance, however, that the Company will be able to raise sufficient capital to fund its operations on terms that are acceptable, or that its operations will ever be profitable.

There is substantial doubt about the Company’s ability to continue as a going concern within a year after the date that the financial statements are available to be issued and these financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements follows:

Use of Estimates

The process of preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions

See report of independent registered public accounting firm.

that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and changes in estimates may occur.

Cash and Cash Equivalents

Acer considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Research and Development Expenses

Costs incurred for research and development are expensed as incurred.

Income Taxes

The Company is primarily subject to U.S. Federal and Massachusetts state income taxes. As per statute, the Company’s tax returns since incorporation in 2013 are open to tax examinations by U.S. Federal and state tax authorities.

For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable.

Tax positions taken or expected to be taken in the course of preparing the Company tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There were no uncertain tax positions that require accrual or disclosure in the consolidated financial statements as of December 31, 2016 and 2015. The Company’s policy is to recognize interest and penalties related to income tax, if any, in income tax expense. As of December 31, 2016 and 2015, the Company has no accruals for interest or penalties related to income tax matters.

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the related assets on a straight-line basis.

Share-Based Compensation

The Company records share-based payments at fair value. The measurement date for compensation expense related to employee awards is generally the date of the grant. The measurement date for compensation expense related to nonemployee awards is generally the date that the performance of the awards is completed and, until such time, the fair value of the awards is remeasured at the end of each reporting period. Accordingly, the ultimate expense is not fixed until such awards are vested. The fair value of awards, net of expected forfeitures, is recognized as expense in the statement of operations over the requisite service period, which is generally the vesting period. The fair value of options is calculated using the Black-Scholes option pricing model. This option valuation model requires input of assumptions including, among others, the volatility of stock price, the expected term of the option, and the risk-free interest rate.

See report of independent registered public accounting firm.

The following assumptions were used to estimate the fair value of stock options granted using the Black-Scholes option pricing model:

	2016	2015
Risk-free interest rate	1.73%	1.75% - 2.04%
Expected life (years)	5	5
Volatility	60%	60%
Dividend rate	0%	0%

Due to its limited operating history and limited number of sales of its common stock, the Company estimates the volatility of its stock in consideration of a number of factors including the volatility of comparable public companies. The expected term of a stock option is the estimated period the options are expected to be outstanding and is calculated based upon an average of the vesting period and the contractual term of the option. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

In determining the exercise prices for options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including the results of a third-party valuation, the illiquid nature of an investment in the Company’s common stock, the Company’s financial performance and financial position and the Company’s future prospects and opportunity for liquidity events.

In-process Research and Development

In-process research and development (“IPRD”) represents the value of the three G-protein-coupled receptors (“GPCR”) Targets (the “Targets”) from the GPCR Target Pools of Anchor that Acer obtained the rights to in its March 20, 2015 acquisition of Anchor. An independent valuation of these three Targets was performed and was determined to be $118,600. This amount was recorded as acquired in-process research and development. IPRD was recorded at fair value in conjunction with the Anchor acquisition during 2015 and is an indefinite-lived intangible asset. As such, it will be tested at least annually for impairment.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired in the Anchor acquisition. The Company evaluates the recoverability of goodwill annually or more frequently, if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This step serves as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. If the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying value, then it will perform the two-step test. The two-step test first compares the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no impairment exists, and the second step is not performed. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded as part of the second step of the test, to the extent that the implied fair value of the reporting unit goodwill is less than the carrying value. In-process research and development and goodwill will not be amortized but will be tested at least annually for impairment.

The Company reviews intangible assets annually to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment. If the carrying value of an asset exceeds its undiscounted cash flows, the Company writes down the carrying value of the intangible asset to its fair value in the period identified.

See report of independent registered public accounting firm.

As of December 31, 2016 and 2015, the Company performed a qualitative analysis of goodwill and IPRD, in which management concluded that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount and the fair value of IPRD exceeds its carrying amount. No impairment charges were recorded in 2016 or 2015.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this ASU on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350). This ASU eliminates step 2 from the goodwill impairment test by comparing the fair value of a reporting unit with the carrying amount of the reporting unit. If the carrying amount exceeds the fair value, an impairment charge for the excess is recorded. The amendments of this ASU are effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of the adoption of this ASU on the consolidated financial statements.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016 and 2015:

	2016	2015
Computer hardware and software	$10,861	$9,279
Less accumulated depreciation	(4,644)	(1,112)

	$6,217	$8,167

4.	ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2016 and 2015:

	2016	2015
Accrued wages	$—	$387,139
Accrued legal	21,477	16,728
Accrued consulting	13,105	39,000
Accrued audit and tax	39,820	35,700
Accrued license fees	205,444	58,520
Accrued contract manufacturing	126,700	—
Accrued contract research	16,800	—
Accrued miscellaneous expenses	14,682	3,931

	$438,028	$541,018

See report of independent registered public accounting firm.

5.	INCOME TAXES

There was no provision for income taxes for the periods presented due to the Company’s operating losses and a full valuation allowance on deferred tax assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$537,000	$9,430,000
Capitalized research and development costs	2,532,000	3,897,000
Accrued liabilities	15,000	158,000
Tax credit carryforwards	1,683,000	667,000
Other	38,000	24,000

Total deferred tax assets	4,805,000	14,176,000
Valuation allowance	(4,805,000)	(14,176,000)

	$—	$—

A significant portion of the decrease in deferred tax assets in 2016 is a result of the disposal of Anchor (see Note 8). The Company has provided a full valuation allowance against the deferred tax assets due to its limited history of incurring only operating losses. Management currently believes that it is more likely than not that the deferred tax assets relating to the loss carryforwards and other temporary differences will not be realized in the future.

Through December 31, 2016, for income tax reporting purposes, the Company had U.S. Federal and state net operating loss carryforwards of approximately $2,600,000 (corresponding to $537,000 on a tax effected basis in the table above) that can be carried forward and offset against taxable income. Federal and Massachusetts net operating losses can be carried forward for 20 years and begin to expire in 2033.

Utilization of net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

6.	PROMISSORY NOTES

In 2014 and 2015, the Company issued promissory notes to two investors in the aggregate principal amounts of $47,200 and $3,500, respectively. The promissory notes accrued interest at the rate of 4.5% per annum.

The proceeds of the promissory notes were used for paying the initial $20,000 of the $40,000 fee under the BCM license agreement (see Note 9) and various operating expenditures.

The interest expense incurred on the promissory notes in 2015 was $843. During 2015, the Company repaid all of the outstanding principal and related accrued interest of $1,913 of the promissory notes.

7.	CONVERTIBLE NOTES PAYABLE

On March 23, 2015, the Company issued convertible notes payable (the “2015 Notes”) to two of Anchor’s existing investors in the aggregate principal amount of $2,100,000. The 2015 Notes accrue interest at 10% per annum and mature on the earlier of (i) December 23, 2015 (the “maturity date”) or (ii) upon a change of control of the Company, as defined.

See report of independent registered public accounting firm.

The 2015 Notes are convertible upon a Qualified Financing or an optional conversion.

On July 17, 2015, the 2015 Notes and accrued interest of $66,164 were converted into 331,939 shares of Series A Convertible Redeemable Preferred stock (see Note 10). The 2015 Notes were converted at a rate of $6.52576 which represented 70% of the price per share of Series A Convertible Redeemable Preferred stock. The Company recorded a beneficial conversion feature in the amount of $927,522 as non-cash interest expense and additional paid-in capital upon conversion of the 2015 Notes.

8.	TRANSACTIONS WITH ANCHOR THERAPEUTICS, INC.

On March 20, 2015, Acer acquired of all of the outstanding stock of Anchor and the Company gained exclusive rights to three pepducin drug targets, providing the Company with an early stage discovery pipeline. In exchange, Acer issued 75,000 shares of the Company’s common stock valued at $2.55 per share, plus certain assumed liabilities for Anchor’s operations prior to the acquisition and legal fees related to the transaction. Holders of Anchor’s equity immediately prior to the merger were also entitled to receive all proceeds from a sale of the pepducin business within 12 months of the merger, provided that the Company retains the exclusive rights to two pepducin drug targets and ownership of the third.

Acer accounted for the acquisition of Anchor as follows:

Fair value of Acer common stock	$191,251
Anchor liabilities related to merger assumed	(125,773)
Net operating liabilities assumed	(73,893)
In-process research and development	118,600
Goodwill	272,315

$382,500

Goodwill represents Anchor’s existing investor relationships. The Company does not expect the goodwill to be deductible for tax purposes. No value was assigned to the pepducin business, except to the extent of the Company’s rights to the three pepducin drug targets. Costs related to the acquisition totaled $104,007 and are included in general and administrative expenses in the Statement of Operations for the year ended December 31, 2015.

Under the merger agreement, if the pepducin business was not sold within 12 months of the merger date, the pepducin business reverted to the holders of Anchor’s equity immediately prior to the merger. The sale did not occur within this period. The reversion was accomplished through a Pepducin Transfer Agreement, entered into on August 19, 2016, pursuant to which Acer transferred all the outstanding stock of Anchor to Teserx, Inc., a new entity designated by the Shareholders’ Representative for the benefit of holders of Anchor’s equity immediately prior to the merger. Acer retained the exclusive rights to the two pepducin drug targets and obtained ownership to the third. No gain or loss was recorded by Acer when the pepducin business reverted back to the prior holders of Anchor’s equity and Acer has no continuing involvement in the pepducin business or with Teserx, Inc.

9.	COMMITMENTS

License Agreements

In August 2016, Acer signed an agreement with the Greater Paris University Hospitals AP-HP (via its Department of Clinical Research and Development) granting the Company exclusive worldwide rights to access and use data from a randomized controlled clinical study of celiprolol. The Company will use this pivotal clinical data to support a New Drug Application (“NDA”) regulatory filing for its lead product, celiprolol, for the treatment of vascular Ehlers-Danlos Syndrome (“vEDS”). The agreement requires the

See report of independent registered public accounting firm.

Company to make certain upfront payments to AP-HP, as well as reimburse certain costs, and make payments upon achievement of defined milestones and payment of royalties on net sales of celiprolol over the royalty term.

In April 2014, Acer obtained exclusive rights to intellectual property relating to ACER-001 and preclinical and clinical data, through an exclusive license agreement with Baylor College of Medicine (“BCM”). Under the terms of the agreement, as amended, the Company has worldwide exclusive rights to develop, manufacture, use, sell and import Licensed Products as defined in the agreement. The license agreement requires the Company to make certain upfront and annual payments to BCM, as well as reimburse certain legal costs, and make payments upon achievement of defined milestones and payment of royalties on net sales of any developed product over the royalty term.

10.	REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Sale of Series A Convertible Redeemable Preferred Stock

On July 17, 2015, the Company amended its certificate of incorporation to authorize the issuance of 714,986 shares of Series A Convertible Redeemable Preferred stock (“Series A”). On July 17, 2015, the Company entered into the Series A Stock Purchase Agreement (the “Series A Agreement”). In accordance with the Series A Agreement, the Company issued 331,939 shares of Series A to two institutional investors upon conversion of the Company’s 2015 Notes and related accrued interest (see Note 7). In addition to the 2015 Notes that were converted, the Company sold 306,477 shares of Series A to a third investor for $2,000,000 in gross proceeds.

The third investor has the right to designate one observer to attend all meetings of the Company’s Board of Directors in a non-voting capacity, and receive all information made available to members of the Board of Directors as long as the third investor owns not less than 10% of the total number of shares of Series A purchased under the Series A Agreement.

In connection with the closing of the sale of the shares of the Series A, certain founders of the Company granted the Company and the purchasers of Series A a right of first refusal with respect to any shares of Company capital stock proposed to be transferred by such founders.

On April 20, 2016, the Company amended its certificate of incorporation, changing the number of authorized Series A shares to 638,416.

Sale of Series B Convertible Redeemable Preferred Stock

On April 20, 2016, the Company amended its certificate of incorporation to authorize the issuance of 970,238 shares of Series B Convertible Redeemable Preferred stock (“Series B”). On April 20, 2016, the Company entered into the Series B Stock Purchase Agreement (the “Series B Agreement”). In accordance with the Series B Agreement, the Company issued 970,238 shares of Series B to four institutional investors and two individuals. The purchase price of the Series B was $8.40 per share, which resulted in total gross proceeds to the Company of $8,149,999.

In connection with the closing of the sale of the shares of the Series B, certain founders and common shareholders of the Company granted the Company and the purchasers of the Series B the right of first refusal with respect to any shares of Company capital stock proposed to be transferred by such individuals.

See report of independent registered public accounting firm.

Preferred Stock

The rights and privileges of Series A and Series B (collectively “Preferred Stock”) as of December 31, 2016 are as follows:

Voting and Board Rights

The holders of Preferred Stock are entitled to vote on all matters on which the holders of common stock are entitled to vote. The number of votes to which each holder of Preferred Stock is entitled is equal to the number of shares of common stock that would be issued to such holder if the Preferred Stock had been converted to common stock.

The holders of the Series A and the holders of the Series B each have a right as a separate class to elect one director to the Company’s Board of Directors. The remaining directors are elected by the holders of the common stock and Preferred Stock voting together as a class. The Company is prohibited from taking certain actions without the approval of the holders of more than 50% of the Preferred Stock, the holders of more than 50% of the Series A and/or the holders of more than 50% of the Series B. The Company is prohibited from taking certain actions without the approval of the Board of Directors, including the affirmative vote of the director elected by the holders of the Series B.

Dividends

The holders of Preferred Stock are entitled to receive dividends at a rate of 10% per annum, calculated based on the Original Issue Price, as defined. The Series A Original Issue Price is $6.52576 per share and the Series B Original Issue Price is $8.40 per share. Dividends are payable when, as, and if declared by the Company’s Board of Directors. Dividends accrue from day to day, whether or not declared, are cumulative and compound annually on the anniversary date of the issuance of the share of the applicable series of Preferred Stock. Dividends are payable only when, as and if declared by the Board of Directors or as otherwise provided in the Company’s certificate of incorporation. No dividends have been declared or paid by the Company since inception.

Conversion

Each share of Preferred Stock is convertible into such number of shares of common stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of the conversion. The Conversion Price of the Series A is initially set at $6.52576 per share and the Conversion Price of the Series B is initially set at $8.40 per share of Series A and Series B, respectively. The Conversion Prices (and thus the conversion ratios) are subject to adjustment upon the occurrence of certain events, including certain dilutive instances.

In the event that the Company issues additional securities at a price less than the applicable Original Issue Price, the applicable Conversion Price will be adjusted pursuant to a weighted average formula, subject to certain exceptions, including for dividends, stock splits and shares of common stock and options for the purchase of shares of common stock issued pursuant to a plan, agreement or arrangement approved by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event as defined in the Company’s certificate of incorporation (each a

See report of independent registered public accounting firm.

“Liquidity Event”), the assets of the Company available for distribution to its shareholders shall be distributed to them in the following order and preference:

First, the holders of the Series B shall be entitled to receive an amount per share equal to the greater of (i) $8.40 plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to such Liquidity Event; provided, however, that if the amount to be paid per share of Series B in the Liquidity Event equals or exceeds $25.20 plus any dividends declared but unpaid thereon, each share of Series B shall automatically be converted into shares of the Company’s common stock at the Series B Conversion Price then in effect.

Second, the holders of the Series A shall be entitled to receive an amount per share equal to the greater of (i) $6.52576 plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such Liquidity Event;

Next, any remaining assets available for to the Company’s shareholders shall be distributed to the holders of common stock and Series B pro rata on an as-converted basis.

Redemption

The Series B shall be redeemed in three annual installments if requested by the holders of more than 50% of the outstanding Series B at any time on or after July 17, 2020. The Series A shall be redeemed in three annual installments if requested by the holders of more than 50% of the outstanding Series A at any time after the holders of Series B have requested redemption of the Series B. The Series B redemption price per share is $8.40 plus any dividends declared but unpaid thereon, and the Series A redemption price per share is $$6.52576 plus any dividends declared but unpaid thereon.

Stock Incentive Plan

The Company’s 2013 Stock Incentive Plan (the “Plan”), as amended, provides for the granting of up to 165,000 shares of common stock as incentive non-qualified stock options and/or restricted common stock to the Company’s employees, officers, directors, consultants and advisers. Option awards are generally granted with an exercise price equal to the fair value of the common stock at the date of grant and have contractual terms of 10 years. A summary of option activity under the Plan for the years ended December 31, 2016 and 2015 are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Options outstanding at December 31, 2015	62,000	$2.55	9.65
Granted	60,000	2.55
Cancelled/forfeited	—	—

Options outstanding at December 31, 2016	122,000	$2.55	8.80

Options exercisable at December 31, 2016	77,500	$2.55	8.71

The weighted-average grant date fair value of options granted during the year ended December 31, 2016 was $1.33 per share. At December 31, 2016, there was approximately $59,000 of unrecognized compensation expense related to the share-based compensation arrangements granted under the Plan and the remaining vesting period is one year.

See report of independent registered public accounting firm.

11.	NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net loss share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive.

For the years ended December 31, 2016 and 2015, net loss per share was as follows:

	2016	2015
Net loss per share, basic and diluted	$(2.73)	$(1.51)
Shares used in computing net loss per share, basic and diluted	2,450,000	2,433,973

As of December 31, 2016 and 2015, the following number of shares have been excluded from diluted net loss per share since such inclusion would be anti-dilutive:

	December 31,
	2016	2015
Convertible redeemable preferred stock	1,608,654	638,416
Options to purchase common stock	122,000	62,000

Total	1,730,654	700,416

12.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 22, 2017, which is the date the consolidated financial statements were available to be issued. Other than as discussed below, there were no subsequent events that require adjustment to or disclosure in the financial statements.

On March 22, 2017, the Company issued senior secured convertible notes payable (the “2017 Notes”) to existing investors and a vendor in the aggregate principal amount of $3,125,000. The 2017 Notes accrue interest at 10% per annum and mature on the earlier of (i) March 22, 2018 (the “maturity date”) or (ii) upon a Change in Control of the Company, as defined. The 2017 Notes are convertible upon a Qualified Financing, Change in Control, or an Optional Conversion, as defined in the 2017 Notes.

See report of independent registered public accounting firm.

ACER THERAPEUTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2017	December 31, 2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,823,115	$1,834,018
Prepaid expenses	212,560	540,053

Total current assets	3,035,675	2,374,071
Property and equipment, net	5,312	6,217

Other assets:
Goodwill	272,315	272,315
In-process research and development	118,600	118,600
Deferred financing costs	—	1,901

Total assets	$3,431,902	$2,773,104

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$847,494	$383,411
Accrued expenses	929,213	438,028
Convertible notes payable, net	3,067,352	—

Total liabilities	4,844,059	821,439

Commitments
Series B Convertible Redeemable Preferred stock, $0.0001 par value; 970,238 shares authorized, issued and outstanding (preference in liquidation of $8,149,999 at March 31, 2017)	8,031,346	8,022,219
Series A Convertible Redeemable Preferred stock, $0.0001 par value; 638,416 shares authorized, issued and outstanding (preference in liquidation of $4,166,150 at March 31, 2017)	4,117,931	4,114,221
Stockholders’ deficit:
Common stock, $0.0001 par value; authorized 10,000,000 shares; 2,450,000 shares issued and outstanding	246	246
Additional paid-in capital	1,175,239	1,172,200
Accumulated deficit	(14,736,919)	(11,357,221)

Total stockholders’ deficit	(13,561,434)	(10,184,775)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$3,431,902	$2,773,104

See notes to unaudited condensed consolidated financial statements.

ACER THERAPEUTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended March 31, 2017	Three months ended March 31, 2016
Operating expenses:
Research and development	$3,033,539	$636,681
General and administrative	333,529	256,174

Total operating expenses	3,367,068	892,855

Operating loss	(3,367,068)	(892,855)

Other income (expense):
Interest income	401	—
Interest expense	(13,031)	—

Total other (expense), net	(12,630)	—

Net loss	$(3,379,698)	$(892,855)

Net loss per share, basic and diluted	$(1.38)	$(0.36)

Weighted average shares used in computing net loss per share, basic and diluted	2,450,000	2,450,000

See notes to unaudited condensed consolidated financial statements.

ACER THERAPEUTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31, 2017	Three months ended March 31, 2016
Cash flows from operating activities:
Net loss	$(3,379,698)	$(892,855)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense	13,031	—
Share-based compensation	15,876	6,218
Depreciation	905	816
Write-off of deferred financing costs	1,901	18,685
Changes in operating assets and liabilities
Prepaid expenses	327,493	56,241
Accounts payable	464,083	273,381
Accrued expenses	483,480	17,627

Net cash used in operating activities	(2,072,929)	(519,887)

Cash flows from investing activities:
Purchase of property and equipment	—	(1,582)

Net cash used in investing activities	—	(1,582)

Cash flows from financing activities:
Proceeds from convertible notes payable	3,125,000	—
Deferred financing costs	(62,974)	—

Net cash provided by financing activities	3,062,026	—

Increase (decrease) in cash and cash equivalents	989,097	(521,469)
Cash and cash equivalents, beginning of year	1,834,018	798,545

Cash and cash equivalents, end of year	$2,823,115	$277,076

Supplemental non-cash financing transactions:
Accretion of issuance costs on Series A Convertible Redeemable Preferred stock	$3,710	$3,710

Accretion of issuance costs on Series B Convertible Redeemable Preferred stock	$9,127	$—

See notes to unaudited condensed consolidated financial statements.

ACER THERAPEUTICS INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Business

Acer Therapeutics Inc. (“Acer”) was incorporated on December 26, 2013 as part of a reorganization whereby Acer Therapeutics, LLC was converted into a corporation organized under the laws of the state of Delaware. On March 20, 2015, Acer acquired Anchor Therapeutics, Inc. (“Anchor”), with Anchor becoming a wholly-owned subsidiary of Acer. On August 19, 2016, the pepducin business reverted back to the holders of Anchor’s equity immediately prior to the merger.

Acer is developing therapies with established clinical proof-of-concept for the treatment of serious, ultra-rare diseases with critical unmet medical need. Acer’s late-stage clinical pipeline includes two candidates for severe genetic disorders for which there are currently no FDA-approved treatments: celiprolol for vascular Ehlers-Danlos Syndrome (“vEDS”) and ACER-001 for Maple Syrup Urine Disease (“MSUD”). Acer is also advancing ACER-001 for the treatment of Urea Cycle Disorders (“UCD”).

Since its inception, Acer has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital.

The consolidated financial statements include the accounts of Acer and its wholly-owned subsidiary, Anchor, from the acquisition date through the disposition date (collectively referred to as the “Company”). All intercompany balances and transactions are eliminated.

The Company is subject to a number of risks similar to other companies in their industry including rapid technological change, uncertainty of market acceptance of the product, competition from larger companies with substitute products, availability of future financing and dependence on key personnel.

Unaudited Interim Condensed Consolidated Financial Statements

The interim condensed consolidated balance sheet as of March 31, 2017 and the condensed consolidated statements of operations and cash flows for the three months ended March 31, 2017 and 2016 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair presentation of the Company’s financial position as of March 31, 2017 and results of operations and cash flows for the three months ended March 31, 2017 and 2016. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017 or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2016 included herein was derived from the audited consolidated financial statements as of that date. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included elsewhere in this prospectus. The Company’s management performed an evaluation of its activities through the date of filing of these financial statements and concluded that there are no subsequent events, other than as disclosed.

Going Concern Uncertainty

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception. The Company has relied on raising capital to finance its operations.

The Company plans to raise capital through equity and/or debt financings. There is no assurance, however, that the Company will be able to raise sufficient capital to fund its operations on terms that are acceptable, or that its operations will ever be profitable.

There is substantial doubt about the Company’s ability to continue as a going concern within a year after the date that the financial statements are available to be issued and these financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying condensed consolidated financial statements follows. The Company’s other significant accounting policies are described in Note 2 to its audited financial statements for the year ended December 31, 2016, included elsewhere in this prospectus.

Share-Based Compensation

The Company records share-based payments at fair value. The measurement date for compensation expense related to employee awards is generally the date of the grant. The measurement date for compensation expense related to nonemployee awards is generally the date that the performance of the awards is completed and, until such time, the fair value of the awards is remeasured at the end of each reporting period. Accordingly, the ultimate expense is not fixed until such awards are vested. The fair value of awards, net of expected forfeitures, is recognized as expense in the statement of operations over the requisite service period, which is generally the vesting period. The fair value of options is calculated using the Black-Scholes option pricing model. This option valuation model requires input of assumptions including, among others, the volatility of stock price, the expected term of the option, and the risk-free interest rate.

There were no grants of stock options in either of the three months ended March 31, 2017 or 2016.

Use of Estimates

The Company’s accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Estimates having relatively higher significance include the accounting for acquisitions, stock-based compensation, and income taxes. Actual results could differ from those estimates and changes in estimates may occur.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per common share is computed by dividing net loss in each period by the weighted average number of shares of common stock outstanding during such period. For the periods presented, common stock equivalents, consisting of options and convertible notes payable, were not included in the calculation of the diluted loss per share because they were anti-dilutive.

Recently Adopted Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, or ASU No. 2016-09, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification of cash flows. Acer adopted ASU No. 2016-09 as of January 1, 2017. Under the new standard, all excess tax benefits and tax deficiencies are recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards are treated as discrete items in the reporting period in which they occur. We applied the modified retrospective adoption approach upon adoption of the standard, and prior periods have not been adjusted. We elected to recognize forfeitures related to employee share-based payments as they occur. There was no material impact on our financial statements as a result of the adoption of this guidance.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Computer hardware and software	$10,861	$10,861
Less accumulated depreciation	(5,549)	(4,644)

	$5,312	$6,217

4.	ACCRUED EXPENSES

Accrued expenses consisted of the following at March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Accrued wages	$1,534	$—
Accrued legal	36,528	21,477
Accrued consulting	22,005	13,105
Accrued audit and tax	27,329	39,820
Accrued interest	7,705	—
Accrued license fees	823,842	205,444
Accrued contract manufacturing	—	126,700
Accrued contract research	—	16,800
Accrued miscellaneous expenses	10,270	14,682

	$929,213	$438,028

5.	CONVERTIBLE NOTES PAYABLE

On March 22, 2017, the Company issued senior secured convertible notes payable (the “2017 Notes”) to existing investors and a vendor in the aggregate principal amount of $3,125,000. The 2017 Notes accrue interest at 10% per annum and mature on the earlier of (i) March 22, 2018 (the “Maturity Date”) or (ii) upon a Change in Control of the Company, as defined.

The 2017 Notes are convertible into common stock upon a Qualified Financing, Change in Control, or an Optional Conversion. Conversion upon a Qualified Financing is at a price per share equal to the price per share paid for the shares sold in the Qualified Financing less a discount of: (i) 0%, if a Qualified Financing occurs on or before June 30, 2017; (ii) 10%, if a Qualified Financing occurs after June 30, 2017 but on or before September 1, 2017; or (iii) 20%, if a Qualified Financing occurs after September 1, 2017. Conversion upon a Change in Control is at the discretion of the holder such that the Company will pay each holder the outstanding balance on their respective note or the note is converted at a price per share equal to the lesser of $16.57 and the price per share of common stock paid to the holders of the common stock in such Change in Control. Conversion under an Optional Conversion is at a price per share of $16.57 based on the outstanding balance of the note.

The Company evaluated all terms of the 2017 Notes, including the Change in Control provision, to identify any embedded features that required bifurcation and recording as derivative instruments. The Company determined that there were no such features requiring separate accounting.

In connection with the 2017 Notes, the Company incurred debt issuance costs of $62,974 and recorded them as a debt discount. During the three months ended March 31, 2017, the Company recognized $13,031 of interest expense, including $5,326 in amortization of debt discount and $7,705 of accrued interest on the 2017 Notes.

6.	COMMITMENTS

License Agreements

In August 2016, Acer signed an agreement with the Greater Paris University Hospitals AP-HP (via its Department of Clinical Research and Development) granting the Company exclusive worldwide rights to access and use data from a randomized controlled clinical study of celiprolol. The Company will use this pivotal clinical data to support a New Drug Application (“NDA”) regulatory filing for its lead product, celiprolol, for the treatment of vascular Ehlers-Danlos Syndrome (“vEDS”). The agreement requires the Company to make certain upfront payments to AP-HP, as well as reimburse certain costs, and make payments upon achievement of defined milestones and payment of royalties on net sales of celiprolol over the royalty term.

In April 2014, Acer obtained exclusive rights to intellectual property relating to ACER-001 and preclinical and clinical data, through an exclusive license agreement with Baylor College of Medicine (“BCM”). Under the terms of the agreement, as amended, the Company has worldwide exclusive rights to develop, manufacture, use, sell and import Licensed Products as defined in the agreement. The license agreement requires the Company to make certain upfront and annual payments to BCM, as well as reimburse certain legal costs, and make payments upon achievement of defined milestones and payment of royalties on net sales of any developed product over the royalty term.

7.	STOCK INCENTIVE PLAN

The Company’s 2013 Stock Incentive Plan (the “Plan”), as amended, provides for the granting of up to 165,000 shares of common stock as incentive non-qualified stock options and/or restricted common stock to the Company’s employees, officers, directors, consultants and advisers. Option awards are generally granted with an exercise price equal to the fair value of the common stock at the date of grant and have contractual terms of 10 years. A summary of option activity under the Plan for the three months ended March 31, 2017 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Options outstanding at December 31, 2016	122,000	$2.55	8.80
Granted	—	—
Cancelled/forfeited	—	—

Options outstanding at March 31, 2017	122,000	$2.55	8.55

Options exercisable at March 31, 2017	82,125	$2.55	8.46

At March 31, 2017, there was approximately $43,000 of unrecognized compensation expense related to the share-based compensation arrangements granted under the Plan and the remaining vesting period is one year.

8	NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net loss share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive.

As of March 31, 2017 and 2016, the following number of shares have been excluded from diluted net loss per share since such inclusion would be anti-dilutive:

	March 31,
	2017	2016
Convertible redeemable preferred stock	1,608,654	638,416
Convertible promissory notes	188,593	—
Options to purchase common stock	122,000	62,000

Total	1,919,247	700,416

9	SUBSEQUENT EVENTS

Merger Agreement

Opexa Therapeutics, Inc. (“Opexa”) and Acer have entered into an Agreement and Plan of Merger and Reorganization, dated June 30, 2017 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Opexa and Acer. Under the Merger Agreement, Opexa Merger Sub, Inc., a wholly-owned subsidiary of Opexa will merge with and into Acer, with Acer surviving as a wholly-owned subsidiary of Opexa. After the completion of the Merger, Opexa will change its corporate name to “Acer Therapeutics Inc.” as required by the Merger Agreement.

Subscription Agreement

On June 30, 2017, Acer entered into a subscription agreement with certain current shareholders of Acer and certain new investors pursuant to which the purchasers agreed to purchase an aggregate of 1,655,162 shares of Acer’s common stock at a price per share of $9.47 for an aggregate consideration of approximately $15.7 million immediately prior to the consummation of the Merger, subject to specified conditions in the subscription agreement.

Convertible Notes Payable

On May 31, 2017, the Company issued senior secured convertible notes payable (the “May 2017 Notes”) to existing investors in the aggregate principal amount of $2,375,000. The May 2017 Notes accrue interest at 10% per annum and mature on the earlier of (i) March 22, 2018 (the “maturity date”) or (ii) upon a Change in Control of the Company, as defined. The terms are similar to the 2017 Notes. See Note 5.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The following information does not give effect to the proposed reverse stock split described in Opexa Proposal No. 5, beginning on page 160 in this proxy statement/prospectus/information statement.

The following unaudited pro forma condensed financial statements give effect to the merger between Opexa and Acer (the “Merger”) and were prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”). For accounting purposes, Acer is considered to be acquiring Opexa in the Merger. Acer was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) Acer’s security holders will own approximately 88.8% of the combined company immediately following the closing of the Merger, (ii) Acer directors will hold all board seats in the combined company, and (iii) Acer management will hold all key positions in the management of the combined company. The transaction will be accounted for under the acquisition method of accounting under generally accepted accounting principles (“GAAP”). Under the acquisition method of accounting for the purpose of these unaudited pro forma condensed financial statements, management of Opexa and Acer have determined a preliminary estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are recorded at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the actual net tangible and intangible assets of Opexa that exist as of the date of completion of the transaction.

The unaudited pro forma condensed balance sheet as of March 31, 2017 assumes that the Merger took place on March 31, 2017 and combines the historical balance sheets of Opexa and Acer as of March 31, 2017. The unaudited pro forma condensed statement of operations for the three months ended March 31, 2017 and for the year ended December 31, 2016 assumes that the Merger took place as of January 1, 2016, and combines the historical results of Opexa and Acer for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively. The historical financial statements of Opexa and Acer, which are provided elsewhere in this proxy statement/prospectus/information statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma financial statements as a result of the amount, if any, of capital raised by Acer between entering the Merger Agreement and closing of the Merger; the amount of cash used by Opexa’s operations between the signing of the Merger Agreement and the closing of the Merger; the timing of closing of the Merger; and other changes in the Opexa assets and liabilities that occur prior to the completion of the Merger.

The unaudited pro forma condensed financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the acquisition. The unaudited pro forma condensed financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Opexa and Acer been a combined company during the specified period. The unaudited pro forma condensed financial statements, including the notes thereto, should be read in conjunction with the Opexa and Acer historical audited financial statements for the year ended December 31, 2016 and the unaudited condensed financial statements for the three months ended March 31, 2017 included elsewhere in this proxy statement/prospectus/information statement.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

MARCH 31, 2017

	Opexa	Acer	Pro Forma Merger Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$2,822,677	$2,823,115	$10,000,000	C	$18,020,792
			$2,375,000	F
Other current assets	237,331	212,560			449,891

Total current assets	3,060,008	3,035,675	12,375,000		18,470,683
Property and equipment, net	—	5,312			5,312
Other assets:
Goodwill	—	272,315			272,315
In-process research and development	—	118,600			118,600

Total assets	$3,060,008	$3,431,902	$12,375,000		$18,866,910

Liabilities, preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$298,050	$847,494			$1,145,544
Accrued expenses	428,394	929,213	$864,114	E	3,848,909
			49,452	F
			117,188	G
			(174,452)	H
			1,635,000	D
Notes payable—insurance	91,871	—			91,871
Convertible notes payable	—	3,067,352	2,375,000	F	—
			(5,442,352)	H

Total current liabilities	818,315	4,844,059	(576,050)		5,086,324

Total liabilities	818,315	4,844,059	(576,050)		5,086,324

Series B Convertible Redeemable Preferred stock	—	8,031,346	(8,031,346)	B	—
Series A Convertible Redeemable Preferred stock	—	4,117,931	(4,117,931)	B	—
Stockholders’ equity (deficit):
Common stock	76,573	246	161	B	77,146
			60	H
			106	C
Additional paid-in capital	164,410,992	1,175,239	(162,245,872)	A	29,114,647
			12,149,116	B
			(864,114)	E
			5,674,392	H
			9,999,894	C
			(1,185,000)	D
Accumulated deficit	(162,245,872)	(14,736,919)	162,245,872	A	(15,411,207)
			(450,000)	D
			(49,452)	F
			(117,188)	G
			(57,648)	H

Total stockholders’ equity (deficit)	2,241,693	(13,561,434)	25,100,327		13,780,586

Total liabilities, preferred stock and stockholders’ equity (deficit)	$3,060,008	$3,431,902	$12,375,000		$18,866,910

See accompanying notes to the unaudited pro forma condensed financial statements.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THREE MONTHS ENDED MARCH 31, 2017

	Opexa	Acer	Pro Forma Merger Adjustments		Pro Forma Combined
Operating expenses:
Research and development	$206,024	$3,033,539			$3,239,563
General and administrative	719,869	333,529	$864,114	E	2,367,512
			450,000	D

Total operating expenses	925,893	3,367,068	1,314,114		5,607,075

Operating loss	(925,893)	(3,367,068)	(1,314,114)		(5,607,075)

Interest income (expense), net	(846)	(12,630)			(13,476)
Other income (expense), net	467	—			467

Net loss	$(926,272)	$(3,379,698)	$(1,314,114)		$(5,620,084)

Basic and diluted net loss per share	$(0.12)	$(1.38)			$(0.08)

Weighted average shares outstanding—basic and diluted	7,597,769	2,450,000	56,741,026	I	66,788,795

See accompanying notes to the unaudited pro forma condensed financial statements.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR YEAR ENDED DECEMBER 31, 2016

	Opexa	Acer	Pro Forma Merger Adjustments		Pro Forma Combined
Revenue:
Option revenue	$2,905,165	$—			$2,905,165

Operating expenses:
Research and development	6,497,531	5,305,130			11,802,661
General and administrative	3,122,337	1,391,182	$864,114	E	5,827,633
			450,000	D
Depreciation and amortization	238,127	3,532			241,659
Impairment loss	1,036,467	—			1,036,467
Loss on disposal of fixed assets	2,320	—			2,320

Total operating expenses	10,896,782	6,699,844	1,314,114		18,910,740

Operating loss	(7,991,617)	(6,699,844)	(1,314,114)		(16,005,575)

Interest income (expense), net	874	282			1,156
Other income (expense), net	10,629	—			10,629

Net loss	$(7,980,114)	$(6,699,562)	$(1,314,114)		$(15,993,790)

Basic and diluted net loss per share	$(1.13)	$(2.73)			$(0.24)

Weighted average shares outstanding—basic and diluted	7,048,661	2,450,000	56,741,026	I	66,239,687

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. Description of Transaction and Basis of Presentation

Description of Transaction

On June 30, 2017, Opexa entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with pre-Merger Acer Therapeutics (“Private Acer”), with Private Acer becoming a wholly-owned subsidiary of Opexa and the surviving corporation following completion of the merger (the “Merger”) in accordance with the Merger Agreement.

Immediately after the Merger, Acer securityholders will own approximately 88.8% of the common stock of the combined company, with Opexa securityholders owning approximately 11.2% of the common stock of the combined company, each assuming that Acer closes its concurrent financing immediately prior to the effective time of the Merger. If the concurrent financing does not close and the Merger is consummated, then Acer’s securityholders would own approximately 85.1% of the common stock of the combined company and Opexa’s securityholders would own approximately 14.9% of the common stock of the combined company. These estimates are based on the anticipated pre-split Exchange Ratio and post-split Exchange Ratios and are subject to adjustment.

Concurrent with Private Acer’s entry into the Merger Agreement, certain third parties, including Private Acer’s existing shareholders entered into an agreement to purchase shares of Private Acer’s common stock in a private financing prior to consummation of the Merger for an aggregate purchase price of approximately $15.7 million.

Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”). The unaudited pro forma condensed balance sheet as of March 31, 2017 is presented as if the Merger had been completed on March 31, 2017. The unaudited pro forma condensed statement of operations for the three months ended March 31, 2017 and for the year ended December 31, 2016 assumes that the Merger took place as of January 1, 2016, and combines the historical results of Opexa and Acer for the three months ended March 31, 2017, and for the year ended December 31, 2016, respectively. Based on the terms of the Merger, Private Acer is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as an asset acquisition in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Accordingly, the assets and liabilities of Private Acer will be recorded as of the Merger closing date at their respective carrying value and the acquired net assets of Opexa will be recorded as of the Merger closing date at their fair value. For the purpose of these unaudited condensed pro forma financial statements, management of Private Acer and Opexa have determined a preliminary estimated purchase price for the asset acquisition, and such amount has been calculated as described in Note 2 to these unaudited pro forma condensed financial statements. The net assets acquired in connection with the transaction are at their estimated fair values. A final determination of these estimated fair values will be based on the actual net acquired assets of Opexa as of the Merger closing date.

2. Preliminary Purchase Price

The estimated fair value of the net assets of Opexa, on a pro forma basis, on March 31, 2017, was $2.2 million. As Opexa’s net assets are predominantly comprised of cash offset by current liabilities, the pro forma carrying value of Opexa’s net assets is considered to be the best indicator of the fair value and, therefore, the preliminary estimated purchase price as of March 31, 2017. The estimated preliminary purchase price at the Merger closing date will change due to the amount of cash used by Opexa’s operations after March 31, 2017 to the closing of the Merger and other changes in the Opexa assets and liabilities that occur through the completion of the Merger as well as by the number and value of Acer shares issued upon the closing of the Merger.

The preliminary acquired net assets of Opexa based on their pro forma estimated fair values as of March 31, 2017 are as follows:

Cash and cash equivalents	$2,822,677
Prepaid and other current assets	237,331
Current liabilities	(818,315)

Net acquired tangible assets	$2,241,693

The allocation of the estimated purchase price is preliminary because the proposed Merger has not yet been completed. The purchase price allocation will remain preliminary until Acer determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Merger closing date. Acer does not expect to acquire or assign any value to intangible assets. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

3. Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to certain significant transactions of Acer as a direct result of the Merger, or for accounting purposes, the acquisition of Opexa’s net assets by Acer. The pro forma adjustments reflecting the completion of the Merger are based upon the accounting analysis conclusion that the Merger should be accounted for as an asset acquisition and upon the assumptions set forth below.

A.	To reflect the elimination of Opexa’s historical shareholders’ equity balances and accumulated deficit, including the impact of the pro forma adjustments below.

B.	To reflect the conversion of Acer’s redeemable convertible preferred stock to Opexa’s common stock in connection with the Merger.

C.	To reflect the $10 million capital to be raised by Acer prior to the Merger and the issuance of Acer’s common stock in connection with the consummation of the concurrent financing.

D.	To record estimated transaction costs, such as advisor fees, legal and accounting expenses, on the $10 million capital to be raised by Acer prior to the Merger and transaction costs associated with the Merger.

E.	To record estimated severance and termination charges to be incurred by Opexa in connection with the Merger.

F.	To reflect May 2017 convertible notes issued by Acer and accrued interest.

G.	To accrue interest on Acer convertible notes to the closing of the Merger.

H.	To reflect conversion of Acer convertible notes to common stock in connection with the concurrent financing.

I.	To reflect additional shares issued as a result of the Merger, conversion of Acer’s convertible notes payable and accrued interest, and conversion of Acer’s Series A and Series B Redeemable Convertible Preferred stock.

Annex A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among

OPEXA THERAPEUTICS, INC.,

OPEXA MERGER SUB, INC., and

ACER THERAPEUTICS INC.

Dated as of June 30, 2017

ARTICLE 1 DESCRIPTION OF TRANSACTION		A-2

1.1	Structure of the Merger	A-2
1.2	Effects of the Merger	A-2
1.3	Closing; Effective Time	A-2
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	A-2
1.5	Conversion of Shares and Assumption of Options	A-3
1.6	Calculation of Net Cash	A-4
1.7	Closing of Acer’s Transfer Books	A-5
1.8	Surrender of Certificates	A-5
1.9	Appraisal Rights	A-6
1.10	Further Action	A-7
1.11	Tax Consequences	A-7
1.12	Certificates	A-7

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF ACER		A-7

2.1	Subsidiaries; Due Organization; Organizational Documents	A-8
2.2	Authority; Vote Required	A-8
2.3	Non-Contravention; Consents	A-9
2.4	Capitalization	A-9
2.5	Financial Statements	A-10
2.6	Absence of Changes	A-10
2.7	Title to Assets	A-11
2.8	Real Property; Leaseholds	A-11
2.9	Intellectual Property	A-11
2.10	Material Contracts	A-13
2.11	Undisclosed Liabilities	A-14
2.12	Compliance; Permits; Restrictions	A-14
2.13	Tax Matters	A-16
2.14	Employee and Labor Matters; Benefit Plans	A-17
2.15	Environmental Matters	A-20
2.16	Insurance	A-21
2.17	Legal Proceedings; Orders	A-21
2.18	Inapplicability of Anti-Takeover Statutes	A-21
2.19	No Financial Advisor	A-21
2.20	Subscription Agreement	A-22
2.21	Disclosure	A-22
2.22	Exclusivity of Representations; Reliance	A-22

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF OPEXA AND MERGER SUB		A-22

3.1	Subsidiaries; Due Organization; Organizational Documents	A-23
3.2	Authority; Vote Required	A-23
3.3	Non-Contravention; Consents	A-24
3.4	Capitalization	A-24
3.5	SEC Filings; Financial Statements	A-26
3.6	Absence of Changes	A-27
3.7	Title to Assets	A-27
3.8	Real Property; Leaseholds	A-28
3.9	Intellectual Property	A-28
3.10	Material Contracts	A-30

A-i

3.11	Undisclosed Liabilities	A-31
3.12	Compliance; Permits; Restrictions	A-31
3.13	Tax Matters	A-32
3.14	Employee and Labor Matters; Benefit Plans	A-34
3.15	Environmental Matters	A-38
3.16	Insurance	A-38
3.17	Legal Proceedings; Orders	A-39
3.18	Inapplicability of Anti-Takeover Statutes	A-39
3.19	No Financial Advisor	A-39
3.20	Disclosure	A-39
3.21	Bank Accounts; Deposits	A-39
3.22	Transactions with Affiliates	A-40
3.23	Valid Issuance	A-40
3.24	Code of Ethics	A-40
3.25	Shell Company Status	A-40
3.26	Anti-Corruption Matters	A-40
3.27	Exclusivity of Representations; Reliance	A-40

ARTICLE 4 CERTAIN COVENANTS OF THE PARTIES		A-41

4.1	Access and Investigation	A-41
4.2	Operation of Opexa’s Business	A-42
4.3	Operation of Acer’s Business	A-43
4.4	Notification of Certain Matters	A-44
4.5	No Solicitation	A-45

ARTICLE 5 ADDITIONAL AGREEMENTS OF THE PARTIES		A-47

5.1	Registration Statement; Proxy Statement / Prospectus / Information Statement	A-47
5.2	Acer Stockholder Written Consent	A-48
5.3	Opexa Shareholders’ Meeting	A-49
5.4	Regulatory Approvals	A-51
5.5	Acer Options	A-52
5.6	Opexa Employee and Benefits Matters; Opexa Options	A-52
5.7	Indemnification of Officers and Directors	A-53
5.8	Additional Agreements	A-54
5.9	Disclosure	A-55
5.10	Listing	A-55
5.11	Tax Matters	A-55
5.12	Legends	A-55
5.13	Directors and Officers	A-56
5.14	Section 16 Matters	A-56
5.15	Takeover Statutes	A-56
5.16	Preferred Stock	A-56
5.17	Termination of Certain Agreements and Rights	A-56
5.18	Net Cash	A-56

ARTICLE 6 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		A-56

6.1	Effectiveness of Registration Statement	A-56
6.2	No Restraints	A-56
6.3	Stockholder Approval	A-57
6.4	Regulatory Matters	A-57
6.5	Listing	A-57
6.6	Net Cash Calculation	A-57

A-ii

ARTICLE 7 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF OPEXA AND MERGER SUB		A-57

7.1	Accuracy of Representations	A-57
7.2	Performance of Covenants	A-58
7.3	No Acer Material Adverse Effect	A-58
7.4	Preferred Stock Conversion	A-58
7.5	Termination of Investor Agreements	A-58
7.6	Acer Debt Conversion	A-58
7.7	Acer Pre-Closing Financing	A-58
7.8	Documents	A-58

ARTICLE 8 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF ACER		A-58

8.1	Accuracy of Representations	A-58
8.2	Performance of Covenants	A-59
8.3	No Opexa Material Adverse Effect	A-59
8.4	Termination of Contracts	A-59
8.5	Board of Directors and Officers	A-59
8.6	Sarbanes-Oxley Certifications	A-59
8.7	Net Cash Threshold	A-59
8.8	Shell Company Status	A-59
8.9	Satisfaction of Liabilities	A-59
8.10	Amendment to Certificate of Formation	A-59
8.11	Bylaws	A-59
8.12	Documents	A-60

ARTICLE 9 TERMINATION		A-60

9.1	Termination	A-60
9.2	Effect of Termination	A-62
9.3	Expenses; Termination Fees	A-62

ARTICLE 10 MISCELLANEOUS PROVISIONS		A-64

10.1	Non-Survival of Representations and Warranties	A-64
10.2	Amendment	A-64
10.3	Waiver	A-64
10.4	Entire Agreement; Counterparts; Exchanges by Facsimile	A-65
10.5	Applicable Law; Jurisdiction	A-65
10.6	Attorneys’ Fees	A-65
10.7	Assignability; No Third Party Beneficiaries	A-65
10.8	Notices	A-65
10.9	Severability	A-66
10.10	Other Remedies; Specific Performance	A-66
10.11	Construction	A-67

Schedules:

Opexa Disclosure Schedule
Acer Disclosure Schedule

Schedule A	Persons Executing Acer Stockholder Support Agreements
Schedule B	Persons Executing Opexa Shareholder Support Agreements
Schedule 5.6(a)(ii)	Terminated Opexa Associate Payments

A-iii

Schedule 5.6(c)	Opexa Benefit Plans
Schedule 5.13	Opexa Officers and Directors at the Effective Time
Schedule 5.17	Investor Agreements
Schedule 8.4	Terminated Contracts

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Acer Stockholder Support Agreement
Exhibit C	Form of Opexa Shareholder Support Agreement
Exhibit D	Subscription Agreement
Exhibit E	Surviving Corporation Certificate of Incorporation

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 30, 2017, by and among Opexa Therapeutics, Inc., a Texas corporation (“Opexa”), Opexa Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (“Acer”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Opexa and Acer intend to effect a merger of Merger Sub into Acer (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Acer will become a wholly-owned subsidiary of Opexa.

B. The Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

C. The Opexa Board of Directors (i) has determined that the Merger is fair to, and in the best interests of, Opexa and the Opexa Shareholders, (ii) has deemed advisable and approved this Agreement, the Merger, the Opexa Shareholder Matters, and other actions contemplated by this Agreement; and (iii) has determined to recommend that the Opexa Shareholders vote to approve the Opexa Shareholder Matters.

D. The Board of Directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has deemed advisable and approved this Agreement, the Merger, and the applicable Contemplated Transactions, and (iii) has determined to recommend that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Merger and the applicable Contemplated Transactions.

E. The Acer Board of Directors (i) has determined that the Merger is advisable and fair to, and in the best interests of, Acer and the Acer Stockholders, (ii) has deemed advisable and approved the Acer Stockholder Matters and other actions contemplated by this Agreement, and (iii) has determined to recommend that the Acer Stockholders vote to approve the Acer Stockholder Matters.

F. In order to induce Opexa to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Acer and the Acer Stockholders, in each case, listed on Schedule A hereto are executing concurrently with the execution and delivery of this Agreement support agreements in favor of Opexa in the form substantially attached hereto as Exhibit B (the “Acer Stockholder Support Agreements”).

G. In order to induce Acer to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Opexa and such persons’ respective Affiliates, in each case, listed on Schedule B hereto are executing support agreements in favor of Acer concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Opexa Shareholder Support Agreements”).

H. It is expected that within five (5) Business Days after the Form S-4 Registration Statement is declared effective by the SEC under the Securities Act, Acer will deliver the Acer Stockholder Written Consent.

I. Immediately prior to the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement substantially in the form attached hereto as Exhibit D among Acer and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Acer Capital Stock set forth therein prior to the Closing in connection with the Acer Pre-Closing Financing (the “Subscription Agreement”).

J. Acer may enter into the Subscription Agreement after the date hereof with additional investors in connection with the Acer Pre-Closing Financing, provided that such additional Purchasers shall be limited to one or a few accredited investors (and their accredited Affiliates) with which Acer was in substantive discussions prior to the date hereof.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into Acer, and (b) the separate existence of Merger Sub shall cease and Acer will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, Acer will become a wholly-owned subsidiary of Opexa.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6, Article 7 and Article 8, the closing of the Merger (the “Closing”) shall take place at the offices of Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210, as promptly as practicable (but in no event later than the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6, Article 7 and Article 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Opexa and Acer may mutually agree in writing; provided, however, that if Acer is not prepared to close the Acer Pre-Closing Financing at such time, Acer has the right, in its sole discretion to delay the Closing for up to ten (10) Business Days. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable requirements of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Opexa and Acer (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth in Exhibit E until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of formation of Opexa shall be the certificate of formation of Opexa immediately prior to the Effective Time, until thereafter amended as provided by the TBOC and such certificate of formation; provided, however, that at the Effective Time, Opexa shall file one or more amendments to its certificate of formation, to the extent approved by the holders of Opexa Common Stock as contemplated by Section 5.3, to (i) change the name of Opexa to “Acer Therapeutics Inc.,” and (ii) effect the NASDAQ Reverse Split, to the extent requested by Acer prior to the filing with the SEC of the Proxy Statement / Prospectus / Information Statement;

(c) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the terms of such bylaws, the certificate of incorporation of the Surviving Corporation and the DGCL;

(d) the bylaws of Opexa shall be the bylaws of Opexa immediately prior to the Effective Time; provided, however, that effective at the Effective Time, Opexa shall amend its bylaws, to replace all references to Opexa’s name with “Acer Therapeutics Inc.”;

(e) the directors and officers of Opexa, each to hold office in accordance with the certificate of formation and bylaws of Opexa, shall be as set forth in Section 5.13; and

(f) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Opexa as set forth in Section 5.13, after giving effect to the provisions of Section 5.13.

1.5 Conversion of Shares and Assumption of Options.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Opexa, Merger Sub, Acer or any Acer Stockholder:

(i) each share of Acer Common Stock or Acer Preferred Stock held as treasury stock or held or owned by Acer, Opexa, or Merger Sub, immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each share of Acer Common Stock (including any shares of Acer Common Stock issued pursuant to the Acer Pre-Closing Financing) outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and Dissenting Shares, and after giving effect to the Preferred Stock Conversion) shall be converted solely into the right to receive a number of shares of Opexa Common Stock equal to the Exchange Ratio (the aggregate number of shares of Opexa Common Stock thus issued, the “Merger Consideration”).

(b) If any shares of Acer Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with Acer, then the shares of Opexa Common Stock issued in exchange for such shares of Acer Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the book entry shares of Opexa Common Stock shall accordingly be marked with appropriate legends. Acer shall take all actions that may be necessary to ensure that, from and after the Effective Time, Opexa is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Opexa Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Acer Common Stock who would otherwise be entitled to receive a fraction of a share of Opexa Common Stock (after aggregating all fractional shares of Opexa Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Opexa Common Stock on The NASDAQ Capital Market (or such other NASDAQ market on which the Opexa Common Stock then trades) on the date the Merger becomes effective.

(d) All Acer Options outstanding immediately prior to the Effective Time under the 2013 Plan shall be assumed by Opexa and converted into options to purchase Opexa Common Stock, in accordance with Section 5.5.

(e) Each share of Common Stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f) If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Acer Capital Stock or Opexa Common Stock have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the NASDAQ Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Acer Common Stock and Acer Options the same economic effect as contemplated by this Agreement prior to such event.

1.6 Calculation of Net Cash.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) calendar days prior to the anticipated date for Closing (the “Anticipated Closing Date”), as agreed upon by Opexa and Acer at least ten (10) calendar days prior to the Opexa Shareholders’ Meeting. On or prior to the Determination Date, Opexa shall provide Acer with a list of all Liabilities of Opexa as of the Determination Date that are individually in excess of $10,000 or in excess of $25,000 in the aggregate, which had not previously been disclosed to Acer in the Opexa Disclosure Schedule. Within five (5) calendar days following the Determination Date, Opexa shall deliver to Acer a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Opexa’s good faith, estimated calculation of Net Cash (the “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Opexa’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Opexa). Opexa shall make the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by Acer, available to Acer and, if requested by Acer, its accountants and counsel at reasonable times and upon reasonable notice. Either Party may request a redetermination of Net Cash if it is determined that the actual Closing Date is to occur after the Anticipated Closing Date and such Party reasonably believes a material change to the calculation of Net Cash will thus occur (provided that either Party may request a redetermination of Net Cash if the actual Closing Date is to occur more than five (5) Business Days after the Anticipated Closing Date).

(b) Within five (5) calendar days after Opexa delivers the Net Cash Schedule (the “Response Date”), Acer will have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Opexa (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, (i) Acer notifies Opexa in writing that it has no objections to the Net Cash Calculation or (ii) Acer fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d) If Acer delivers a Dispute Notice on or prior to the Response Date, then Representatives of Opexa and Acer shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(e) If Representatives of Opexa and Acer are unable to negotiate an agreed-upon determination of Net Cash at the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Opexa and Acer may mutually agree upon), then Opexa and Acer shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Opexa shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Opexa and Acer shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. Acer and Opexa shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Acer and Opexa. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Opexa and Acer in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount (and for the avoidance of doubt the fees and expenses to be paid by Opexa shall reduce the Net Cash). If this Section 1.6(e) applies as to the determination of the Net Cash at the Anticipated Closing Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a redetermination of Net Cash if such Party reasonably believes a material change to the calculation of Net Cash has occurred, or if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date.

(f) Once Net Cash is finally determined pursuant to this Section 1.6, assuming such determination has been made in advance of the Opexa Stockholders’ Meeting it will be publicly disclosed by Opexa in advance thereof.

1.7 Closing of Acer’s Transfer Books. At the Effective Time: (a) all shares of Acer Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Preferred Stock Conversion) shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Acer Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as Acer Stockholders; and (b) the stock transfer books of Acer shall be closed with respect to all shares of Acer Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Acer Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Acer Capital Stock, including any valid certificate representing any shares of Acer Preferred Stock previously converted into shares of Acer Common Stock in connection with the Preferred Stock Conversion, outstanding immediately prior to the Effective Time (an “Acer Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Acer Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.5 and Section 1.8.

1.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Opexa and Acer shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Opexa shall deposit with the Exchange Agent: (i) the aggregate number of book entry shares to be issued to Acer Stockholders as the Merger Consideration pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The book entry shares of Opexa Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Acer Stock Certificates immediately prior to the Effective Time, as set forth on the Allocation Certificate: (i) a letter of transmittal in customary form; and (ii) instructions for effecting the surrender of Acer Stock Certificates in exchange for book entry shares of Opexa Common Stock. Upon surrender of an Acer Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent: (A) the holder of such Acer Stock Certificate shall be entitled to receive in exchange therefor one or more book entry shares representing the portion of the Merger Consideration (in a number of whole shares of Opexa Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Opexa Common Stock pursuant to the provisions of Section 1.5(c)); and (B) upon delivery of such consideration to the applicable holder in accordance with Section 1.5, the Acer Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Acer Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Opexa Common Stock (and cash in lieu of any fractional share of Opexa Common Stock). If any Acer Stock Certificate has been lost, stolen or destroyed, Opexa may, in its reasonable discretion and as a condition precedent to the delivery of any shares of Opexa Common Stock, require the owner of such lost, stolen or destroyed Acer Stock Certificate to provide an applicable affidavit with respect to such Acer Stock Certificate and post a bond indemnifying Opexa against any claim suffered by Opexa related to the lost, stolen or destroyed Acer Stock Certificate or any Opexa Common Stock issued in exchange therefor as Opexa may reasonably request.

(c) No dividends or other distributions declared or made with respect to Opexa Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Acer Stock Certificate with respect to the shares of Opexa Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Acer Stock Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Acer Stock Certificates six (6) months after the Closing Date shall be delivered to Opexa upon demand, and any holders of Acer Stock Certificates who have not theretofore surrendered their Acer Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Opexa for satisfaction of their claims for Opexa Common Stock, cash in lieu of fractional shares of Opexa Common Stock and any dividends or distributions with respect to shares of Opexa Common Stock.

(e) Each of the Exchange Agent, Opexa and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Acer Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Acer Stock Certificate or to any other Person with respect to any shares of Opexa Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Acer Capital Stock that are outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.5(a)(i)) and are held by an Acer Stockholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised and perfected appraisal rights for such shares of Acer Common Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the portion of the Merger Consideration attributable to such Dissenting Shares, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if after the Effective Time, such stockholder fails to perfect or effectively withdraws or otherwise loses such holder’s appraisal rights under the DGCL or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Acer Common Stock shall be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the portion of the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5, without interest thereon.

(b) Acer shall give Opexa prompt written notice of any demands by dissenting stockholders received by Acer, withdrawals of such demands and any other instruments served on Acer and any material correspondence received by Acer in connection with such demands.

1.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acer, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Acer, in the name of Merger Sub and otherwise) to take such action.

1.11 Tax Consequences. For federal income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section  1.368-2(g).

1.12 Certificates.

(a) Opexa will prepare and deliver to Acer at least two (2) Business Days prior to the Closing Date, a certificate signed by the Acting Chief Financial Officer of Opexa (or if there is no Acting Chief Financial Officer, the principal accounting officer for Opexa) in a form reasonably acceptable to Acer, which sets forth a true and complete list, as of immediately prior to the Effective Time, of the number of Opexa Outstanding Shares and each component thereof (broken down by outstanding shares of Opexa Common Stock, Opexa Options, Opexa RSUs, Opexa Warrants, and other relevant securities) (“Opexa Outstanding Shares Certificate”).

(b) Acer will prepare and deliver to Opexa at least one (1) Business Day prior to the Closing Date a certificate signed by the Chief Financial Officer of Acer in a form reasonably acceptable to Opexa, which sets forth a true and complete list, as of immediately prior to the Effective Time (giving effect to the Preferred Stock Conversion and the closing of the Acer Pre-Closing Financing) of: (a) the record holders of Acer Common Stock and Acer Options; (b) the number of shares of Acer Common Stock owned and/or underlying the Acer Options held by such holders and the per share exercise price for each such Acer Option; and (c) the portion of the Merger Consideration each such holder is entitled to receive pursuant to Section  1.5 (the “Allocation Certificate”).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF ACER

Acer represents and warrants to Opexa and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Acer to Opexa (the “Acer Disclosure Schedule”) (it being understood that the representations and warranties in this Article 2 are qualified by: (a) any exceptions and disclosures set forth in the section or subsection of the Acer Disclosure Schedule corresponding to the particular section or subsection in this Article 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Acer Disclosure Schedule by reference to another section or subsection of the Acer Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Acer Disclosure Schedule to the extent it is reasonably apparent from the face of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Acer Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Acer Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1 Subsidiaries; Due Organization; Organizational Documents.

(a) Acer does not have any Subsidiaries and does not own any capital stock of, or any equity interest of any nature in, any Entity. Acer has neither agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Acer has not, at any time, been a general partner of, or otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Acer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Acer Contracts.

(c) Acer is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute an Acer Material Adverse Effect.

(d) Each director and officer of Acer as of the date of this Agreement is set forth in Section 2.1(d) of the Acer Disclosure Schedule.

(e) Acer has delivered or made available to Opexa accurate and complete copies of its certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto. Acer is not in material violation of any of the provisions of its organizational documents.

2.2 Authority; Vote Required.

(a) Acer has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Acer Board of Directors has: (i) determined that the Merger is fair to, and in the best interests of Acer and Acer Stockholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; (iii) recommended the approval of the Acer Stockholder Matters by the Acer Stockholders and directed that the Acer Stockholder Matters be submitted for consideration by Acer Stockholders in connection with the solicitation of the Required Acer Stockholder Vote; and (iv) approved the Acer Stockholder Support Agreements and the transactions contemplated thereby. This Agreement has been duly executed and delivered by Acer and, assuming the due authorization, execution and delivery by Opexa and Merger Sub, constitutes the legal, valid and binding obligation of Acer, enforceable against Acer in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The affirmative vote of the holders of (i) a majority of the shares of Acer Preferred Stock and Common Stock, voting together as a single class; and (ii) greater than 50% of the shares of Acer Preferred Stock, voting together as a single class and (iii) greater than 50% of the shares of Acer Series B Preferred Stock, voting together as a single class, in each case, as outstanding on the record date for the written consent in lieu of a meeting pursuant to Section 228 of the DGCL approving the Acer Stockholder Matters, in a form reasonably acceptable to Opexa (each, an “Acer Stockholder Written Consent” and collectively, the “Acer Stockholder Written Consents”) and entitled to vote thereon (collectively, the “Required Acer Stockholder Vote”), is the only vote of the holders of any class or series of Acer Capital Stock necessary to approve the Acer Stockholder Matters. The shares of Acer Capital Stock covered by the Acer Stockholder Support Agreements are sufficient to obtain the Required Acer Stockholder Vote.

2.3 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Acer does not, and the performance of this Agreement by Acer will not, (i) conflict with or violate the certificate of incorporation or bylaws of Acer; (ii) subject to obtaining the Required Acer Stockholder Vote and compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any Legal Requirement applicable to Acer or by which its properties are bound or affected, except for any such conflicts or violations that would not constitute an Acer Material Adverse Effect; or (iii) require Acer to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Acer’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Acer pursuant to, any Acer Material Contract.

(b) No material Consent or order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Acer in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) any required filings under the HSR Act and any foreign antitrust Legal Requirement and (iii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

2.4 Capitalization.

(a) The authorized capital stock of Acer as of the date of this Agreement consists of: (i) 10,000,000 shares of common stock, par value $0.0001 per share (the “Acer Common Stock”), of which 2,450,000 shares are issued and outstanding as of the date of this Agreement; and (ii) 1,608,654 shares of preferred stock, par value $0.0001 per share (the “Acer Preferred Stock”), of which 638,416 shares are designated as Series A Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, and of which 970,238 shares are designated as Series B Preferred Stock (the “Acer Series B Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement. Acer does not hold any of its capital stock in treasury. All of the outstanding shares of Acer Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Section 2.4(a) of the Acer Disclosure Schedule lists, as of the date of this Agreement, each record holder of issued and outstanding Acer Capital Stock and the number and type of shares of Acer Capital Stock held by such holder. Each share of Acer Preferred Stock is convertible into one (1) share of Acer Common Stock.

(b) Except for the Acer 2013 Stock Incentive Plan (the “2013 Plan”), Acer does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Acer has reserved 165,000 shares of Acer Common Stock for issuance under the 2013 Plan. As of the date of this Agreement, of such reserved shares of Acer Common Stock, 116,375 shares have been granted and are currently outstanding, and 48,625 shares of Acer Common Stock remain available for future issuance pursuant to the 2013 Plan. Section 2.4(b) of the Acer Disclosure Schedule sets forth the following information with respect to each Acer Option outstanding, as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Acer Common Stock subject to such Acer Option as of the date of this Agreement; (C) the exercise price of such Acer Option; (D) the date on which such Acer Option was granted; and (E) the date on which such Acer Option expires. No vesting of Acer Options will accelerate as a result of the Merger.

(c) Except for the outstanding Acer Options set forth on Section 2.4(b) of the Acer Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Acer; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Acer; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Acer is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Acer. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based or other similar rights with respect to Acer.

(d) (i) None of the outstanding shares of Acer Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Acer Capital Stock are subject to any right of first refusal in favor of Acer; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Acer having a right to vote on any matters on which the Acer Stockholders have a right to vote; (iv) there is no Acer Contract to which Acer is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Acer Capital Stock. Acer is not under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Acer Capital Stock or other securities.

(e) All outstanding shares of Acer Capital Stock, as well as all Acer Options, have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

2.5 Financial Statements.

(a) Section 2.5(a) of the Acer Disclosure Schedule includes true and complete copies of (i) Acer’s audited consolidated balance sheets at December 31, 2015 and December 31, 2016, (ii) the Acer Unaudited Interim Balance Sheet, (iii) Acer’s audited consolidated statements of operations, cash flows and changes in stockholders’ equity for the years ended December 31, 2015 and December 31, 2016, and (iv) Acer’s unaudited statements of operations, cash flows and changes in stockholders’ equity for the three (3) months ended March 31, 2017 (collectively, the “Acer Financials”). The Acer Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Acer Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present the financial condition and operating results of Acer as of the dates and for the periods indicated therein.

(b) Acer maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Acer maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

2.6 Absence of Changes. Since March 31, 2017 through the date of this Agreement, Acer has conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had an Acer Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, an Acer Material Adverse Effect or (b) any action, event or occurrence that would have required consent of Opexa pursuant to Section 4.3(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7 Title to Assets. Acer owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Acer Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Acer; and (iii) liens listed in Section 2.7 of the Acer Disclosure Schedule.

2.8 Real Property; Leaseholds. Acer neither currently owns, nor has it ever owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) identified in Section 2.8 of the Acer Disclosure Schedule (the “Acer Leases”), which are each in full force and effective, with no existing material default thereunder. Acer’s possession and quiet enjoyment of the leased real estate under such Acer Leases has not been disturbed, and to the Knowledge of Acer, there are no disputes with respect to such Acer Leases. Acer has not created any Encumbrances on the real estate under the Acer Leases.

2.9 Intellectual Property.

(a) Acer owns, or has the right to use, and has the right to bring actions for the infringement of, all Acer IP Rights, except for any failure to own or have the right to use, or have the right to bring actions that would not constitute an Acer Material Adverse Effect.

(b) Section 2.9(b) of the Acer Disclosure Schedule is an accurate, true and complete listing of all Acer Registered IP.

(c) Section 2.9(c) of the Acer Disclosure Schedule accurately identifies (i) all Acer IP Rights licensed to Acer (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Acer’s products or services and (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials); (ii) the corresponding Acer Contracts pursuant to which such Acer IP Rights are licensed to Acer; (iii) whether the license or licenses granted to Acer are exclusive or non-exclusive; and (iv) whether any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Acer IP Rights.

(d) Section 2.9(d) of the Acer Disclosure Schedule accurately identifies each Acer Contract pursuant to which any Person (other than Acer) has been granted any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Acer IP Rights. Acer is not bound by, and no Acer IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Acer to use, exploit, assert or enforce any Acer IP Rights anywhere in the world, in each case as would materially limit the business of Acer as currently conducted or planned to be conducted.

(e) Acer solely owns all right, title, and interest to and in Acer IP Rights (other than Acer IP Rights (i) exclusively or non-exclusively licensed to Acer, as identified in Section 2.9(c) of the Acer Disclosure Schedule, (ii) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Acer’s products or services, and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials) free and clear of any Encumbrances. Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of all Acer Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not (in any case or in the aggregate) materially detract from the value of the Acer Registered IP subject thereto or materially impair the operations of Acer.

(ii) Each Person who is or was an employee or contractor of Acer and who is or was involved in the creation or development of any Acer IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Acer and confidentiality provisions protecting trade secrets and confidential information of Acer. To the Knowledge of Acer, no current or former stockholder, officer, director, employee or contractor of Acer has any claim, right (whether or not currently exercisable), or interest to or in any Acer IP Rights. To the Knowledge of Acer, no employee or contractor of Acer is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Acer or (b) in breach of any Contract with any current or former employer or other Person concerning Acer IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Acer IP Rights.

(iii) No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Acer IP Rights in which Acer has an ownership interest.

(iv) Acer has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Acer holds, or purports to hold, as a trade secret.

(v) Acer has neither assigned nor otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Acer IP Rights to any other Person.

(vi) The Acer IP Rights constitute all Intellectual Property necessary for Acer to conduct its business as currently conducted or planned to be conducted.

(f) The manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Acer (i) does not violate or constitute a breach of any license or agreement between Acer and any third party, and, (ii) to the Knowledge of Acer, does not infringe or misappropriate any Intellectual Property right of any other party. Acer has disclosed in correspondence to Opexa the third-party patents and patent applications found during all freedom to operate searches that were conducted by Acer related to any product or technology currently licensed or sold or under development by Acer. To the Knowledge of Acer, no third party is infringing upon or misappropriating, or violating any license or agreement with Acer relating to, any Acer IP Rights. There is no current or, to the Knowledge of Acer, pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Acer IP Rights, nor has Acer received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Acer conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(g) Each item of Acer IP Rights that is Acer Registered IP is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Acer Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not (in any case or in the aggregate) materially detract from the value of the Acer Registered IP subject thereto or materially impair the operations of Acer.

(h) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Acer conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Acer has or purports to have an ownership interest has been impaired as determined by Acer in accordance with GAAP.

2.10 Material Contracts.

(a) Section 2.10(a) of the Acer Disclosure Schedule lists the following Acer Contracts, effective as of the date of this Agreement (each, an “Acer Material Contract” and collectively, the “Acer Material Contracts”):

(i) each Acer Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Acer Contract requiring payments by Acer after the date of this Agreement in excess of $150,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Acer on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Acer’s or such successor’s ability to terminate employees at will;

(iii) each Acer Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Acer Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Acer Contract containing (A) any covenant limiting the freedom of Acer or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vi) each Acer Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms;

(vii) each Acer Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii) each Acer Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Acer or any loans or debt obligations with officers or directors of Acer;

(ix) each Acer Contract requiring payment by or to Acer after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Acer; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Acer has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Acer has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by

Acer; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Acer or any Contract to sell, distribute or commercialize any products or service of Acer, in each case, except for Acer Contracts entered into in the Ordinary Course of Business;

(x) each Acer Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Acer in connection with the Contemplated Transactions;

(xi) each Acer IP Rights Agreement other than those that are immaterial;

(xii) each Acer Lease; or

(xiii) any other Acer Contract that is not terminable at will (with no penalty or payment) by Acer and (A) which involves payment or receipt by Acer after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of Acer.

(b) Acer has delivered or made available to Opexa accurate and complete (except for applicable redactions thereto) copies of all Acer Material Contracts, including all amendments thereto. There are no Acer Material Contracts that are not in written form. Acer has not, nor to Acer’s Knowledge, as of the date of this Agreement has any other party to an Acer Material Contract, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Acer Material Contract in such manner as would permit any other party to cancel or terminate any such Acer Material Contract, or would permit any other party to seek damages that would result in an Acer Material Adverse Effect. As to Acer, as of the date of this Agreement, each Acer Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.11 Undisclosed Liabilities. As of the date of this Agreement, Acer does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), except for: (a) Liabilities identified as such in the “liabilities” column of the Acer Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Acer since the date of the Acer Unaudited Interim Balance Sheet in the Ordinary Course of Business and that are not in excess of $250,000 in the aggregate; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Acer under Acer Contracts, including the reasonably expected performance of such Acer Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (f) Liabilities listed in Section 2.11 of the Acer Disclosure Schedule.

2.12 Compliance; Permits; Restrictions.

(a) Acer is, and since January 1, 2011 has been, in material compliance with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Acer, threatened against Acer. There is no Contract, judgment, injunction, order or decree binding upon Acer which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Acer, any acquisition of material property by Acer or the conduct of business by Acer as currently conducted, (ii) would reasonably be expected to have an adverse effect on Acer’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Acer holds all required Governmental Authorizations which are material to the operation of the business of Acer (the “Acer Permits”) as currently conducted. Section 2.12(b) of the Acer Disclosure Schedule identifies each Acer Permit. As of the date of this Agreement, Acer is in material compliance with the terms of the Acer Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Acer, threatened, which seeks to revoke, limit, suspend, or materially modify any Acer Permit. The rights and benefits of each material Acer Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Acer immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of Acer, threatened with respect to an alleged violation by Acer of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) Acer holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Acer as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Acer Product Candidates”) (collectively, the “Acer Regulatory Permits”), and no such Acer Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Acer is in compliance in all material respects with the Acer Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Acer Regulatory Permit or (B) any revocation, withdrawal, suspension, cancelation, termination or material modification of any Acer Regulatory Permit. Acer has made available to Opexa all information requested by Opexa in Acer’s possession or control relating to the Acer Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Acer Product Candidates, including complete copies of the following (to the extent there are any): adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Acer or in which Acer or its current products or product candidates, including the Acer Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2011, Acer has not received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Acer threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Acer or in which Acer or its current products or product candidates, including the Acer Product Candidates, have participated.

(f) Acer is not the subject of any pending, or to the Knowledge of Acer, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Acer, Acer has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or Acer Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Acer, or to the Knowledge of Acer, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the

Knowledge of Acer, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Acer or any of its officers, employees or agents.

2.13 Tax Matters.

(a) Acer has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Acer is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Acer does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Acer on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Acer have been reserved for on the Acer Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Acer Unaudited Interim Balance Sheet, Acer has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Acer has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Acer’s Unaudited Interim Balance Sheet) upon any of the assets of Acer.

(e) No material deficiencies for Taxes with respect to Acer have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Acer. No issues relating to Taxes of Acer were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Acer has delivered or made available to Opexa complete and accurate copies of all federal income Tax and all other material Tax Returns of Acer (and its predecessors) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Acer (and its predecessors), with respect to federal income Tax and all other material Taxes. Neither Acer nor any of its predecessors has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Acer as of the date hereof are set forth on Section 2.13(f) of the Acer Disclosure Schedule. Acer has not (i) consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Acer; (ii) agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) made or will make a consent dividend election under Section 565 of the Code; (vi) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Acer has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Acer is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Acer has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Acer) for federal, state, local or foreign Tax purposes. Acer has no Liability for the Taxes of any Person (other than Acer) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Acer has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Acer will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(l) Acer is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Acer, other arrangement or contract which is treated as a partnership for Tax purposes.

(m) Acer has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Acer has not taken any action, and to the Knowledge of Acer, there is no fact or circumstance that would reasonably be expected to prevent the Contemplated Transactions from qualifying as a reorganization within the meaning of Section  368(a) of the Code.

2.14 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Acer employees is terminable by Acer at will (or otherwise in accordance with general principles of wrongful termination law).

(b) Acer is not a party to or bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Acer, seeking to represent any employees of Acer.

(c) There has never been, nor, to the Knowledge of Acer has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity or any similar activity or dispute, affecting Acer.

(d) Acer is not, and has never been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Acer, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Acer Associate, including charges of unfair labor practices or discrimination complaints.

(e) Section 2.14(e) of the Acer Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-

based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Acer or any Acer Affiliate or which is maintained by, administered or contributed to by, or required to be contributed to by, Acer or any Acer Affiliate, or under which Acer or any Acer Affiliate has any current or would reasonably be expected to incur liability after the date hereof (each, an “Acer Employee Plan”).

(f) With respect to Acer Options granted pursuant to the 2013 Plan, to the Knowledge of Acer, (i) each Acer Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of an Acer Option was duly authorized no later than the date on which the grant of such Acer Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Acer Board of Directors (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Acer Option grant was made in accordance with the terms of the 2013 Plan and all other applicable Legal Requirements and (iv) the per share exercise price of each Acer Option was not less than the fair market value of a share of Acer Common Stock on the applicable Grant Date.

(g) Each Acer Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Acer, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Acer Employee Plan or the exempt status of any related trust.

(h) Each Acer Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including the Code and ERISA. Acer and each Acer Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Acer Employee Plans. Neither Acer nor any Acer Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Acer Employee Plans. All contributions required to be made by Acer or any Acer Affiliate to any Acer Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice). No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Acer, is threatened against or with respect to any Acer Employee Plan, including any audit or inquiry by the IRS, the United States Department of Labor or other Governmental Body.

(i) Acer has not engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Acer has not knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Acer Employee Plan subject to ERISA and Acer has not been assessed any civil penalty under Section 502(l) of ERISA.

(j) No Acer Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Acer nor any Acer Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Acer Employee Plan is a Multiemployer Plan, and neither Acer nor any Acer Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(k) No Acer Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Acer Employee Plan qualified under Section 401(a) of the Code. Acer does not sponsor or maintain any self-funded employee benefit plan. No Acer Employee Plan is subject to any Legal Requirement of a foreign jurisdiction outside of the United States.

(l) Acer is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code as a result of the Contemplated Transactions and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(m) To the Knowledge of Acer, no payment pursuant to any Acer Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) from Acer, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(n) No Acer Option, stock appreciation rights or other equity-based awards issue or granted by Acer are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and guidance thereunder) maintained by or under which Acer makes, is obligated to make or promises to make, payments (each a “Acer 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Acer 409A Plan is, or to the Knowledge of Acer will be, subject to the penalties of Code Section 409A(a)(1).

(o) Acer has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Acer has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Acer does not have any material unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension. Acer is in compliance in all material respects with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations thereunder (together, the “ACA”), including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. No excise tax or penalty under the ACA, including Sections 4980D and 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Acer Employee Plan. Neither Acer nor any Acer Subsidiary has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to the ACA, or any state or local Legal Requirement governing health care coverage or benefits that would reasonably be expected to result in any material liability to Acer. Acer and each Acer Subsidiary has maintained all records necessary to demonstrate its compliance with the ACA.

(p) Acer is in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Acer, threatened or reasonably anticipated against Acer relating to any employee, employment agreement, independent contractor, independent contractor agreement or Acer Employee Plan. There are no pending or, to the Knowledge of Acer, threatened or reasonably anticipated claims or actions against Acer or any Acer trustee under any worker’s compensation policy or long-term disability policy. Acer is not party to a conciliation agreement, consent decree or other agreement or order with any federal, state or local agency or governmental authority with respect to employment practices.

(q) No current or former independent contractor of Acer would reasonably be deemed to be a misclassified employee. Acer does not have any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer or (C) any employee currently or formerly classified as exempt from overtime wages. Acer has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Acer prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(r) Except as set forth in Section 2.14(r) of the Acer Disclosure Schedule, none of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Acer, (ii) materially increase or otherwise enhance any benefits otherwise payable by Acer, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Acer or (v) result in the forgiveness in whole or in part of any outstanding loans made by Acer to any Person.

(s) With respect to each Acer Employee Plan, Acer has made available to Opexa a true and complete copy of, to the extent applicable, (i) such Acer Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Acer Employee Plan, (iv) the most recent summary plan description for each Acer Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Acer, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Acer Employee Plan.

2.15 Environmental Matters. Acer is in material compliance with all applicable Environmental Laws, which compliance includes the possession by Acer of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof other than any failure to be in compliance or possess any such permits and authorized that is not an Acer Material Adverse Effect. Acer has not received since January 1, 2011 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Acer is not in compliance with any Environmental Law, and, to the Knowledge of Acer, there are no circumstances that may prevent or interfere with Acer’s compliance with any Environmental Law in the future. To the Knowledge of Acer: (i) no current or prior owner of any property leased or controlled by Acer has received since January 1,

2011 any written notice or other communication relating to property owned or leased at any time by Acer, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Acer is not in compliance with or has violated any Environmental Law relating to such property and (ii) it does not have any material liability under any Environmental Law.

2.16 Insurance.

(a) Acer has delivered or made available to Opexa accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Acer, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Acer is in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since January 1, 2011, Acer has not received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Acer. Information provided to insurance carriers (in applications and otherwise) on behalf of Acer is accurate and complete. Acer has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Acer, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Acer of its intent to do so.

(b) Acer has delivered to Opexa accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Acer as of the date of this Agreement (the “Existing Acer D&O Policies”). Section 2.16(b) of the Acer Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Acer with respect to the Existing Acer D&O Policies. All premiums for the Existing Acer D&O Policies have been paid as of the date hereof.

2.17 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to the Knowledge of Acer, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Acer, or to the Knowledge of Acer, any director or officer of Acer (in his or her capacity as such) or any of the material assets owned or used by Acer; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of Acer, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which Acer, or any of the material assets owned or used by Acer, is subject. To the Knowledge of Acer, no officer of Acer is subject to any order, writ, injunction, judgment or decree that prohibits such officer of Acer from engaging in or continuing any conduct, activity or practice relating to the business of Acer or to any material assets owned or used by Acer.

2.18 Inapplicability of Anti-Takeover Statutes. The Acer Board of Directors has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Acer Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Acer Stockholder Support Agreements or any of the other Contemplated Transactions, in each case due to the fact that Acer is a party to such matters.

2.19 No Financial Advisor. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Acer.

2.20 Subscription Agreement. The Subscription Agreement has not been amended or modified in any manner. Neither Acer nor, to the Knowledge of Acer, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Acer Pre-Closing Financing, or the transactions contemplated by the Subscription Agreement, other than as set forth in the Subscription Agreement. The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Acer and, to the Knowledge of Acer, of each other party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Acer or, to the Knowledge of Acer, any other party thereto, under the Subscription Agreement. To the Knowledge of Acer, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. There are no conditions precedent related to the consummation of the Acer Pre-Closing Financing contemplated by the Subscription Agreement, other than the satisfaction or waiver of the conditions expressly set forth in Article 5 of the Subscription Agreement. To the Knowledge of Acer, the funds from the Acer Pre-Closing Financing will be made available to Acer prior to the consummation of the Merger.

2.21 Disclosure. The information supplied by Acer for inclusion in the Proxy Statement / Prospectus / Information Statement (including any Acer Financials) will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as of the date such information is first mailed to Opexa Shareholders, (i) contain any untrue statement of any material fact or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

2.22 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 2, neither Acer nor any Person on behalf of Acer has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Acer or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b) Acer acknowledges and agrees that, except for the representations and warranties of Opexa and Merger Sub set forth in Article 3, neither Acer nor its Representatives is relying on any other representation or warranty of Opexa, Merger Sub, or any other Person made outside of Article 3 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF OPEXA AND MERGER SUB

Opexa and Merger Sub represent and warrant to Acer as follows, except as set forth in the written disclosure schedule delivered by Opexa to Acer (the “Opexa Disclosure Schedule”) (it being understood that the representations and warranties in this Article 3 are qualified by: (a) any exceptions and disclosures set forth in the section or subsection of the Opexa Disclosure Schedule corresponding to the particular section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Opexa Disclosure Schedule by reference to another section or subsection of the Opexa Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Opexa Disclosure Schedule to the extent it is reasonably apparent on the face of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Opexa Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Opexa Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1 Subsidiaries; Due Organization; Organizational Documents.

(a) Other than Merger Sub or as set forth in Section 3.1(a) of the Opexa Disclosure Schedule (such Subsidiaries, along with Merger Sub, the “Opexa Subsidiaries”), Opexa does not have any Subsidiaries and Opexa does not own any capital stock of, or any equity interest of any nature in, any other Entity. Opexa has neither agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Opexa has not, at any time, been a general partner of, or otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Opexa and the Opexa Subsidiaries is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation/incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Opexa Contracts.

(c) Each of Opexa and the Opexa Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute an Opexa Material Adverse Effect.

(d) Each director and officer of Opexa and Merger Sub as of the date of this Agreement is set forth in Section 3.1(d) of the Opexa Disclosure Schedule.

(e) Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(f) Opexa has delivered or made available to Acer accurate and complete copies of (i) the certificate of formation/incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto, for Opexa and Merger Sub; and (ii) any code of conduct or similar policy adopted by Opexa or by the Opexa Board of Directors or any committee thereof. Neither Opexa nor Merger Sub is in material violation of any of the provisions of its respective organizational documents.

3.2 Authority; Vote Required.

(a) Each of Opexa and Merger Sub has all necessary corporate power and authority to enter into and, subject to the Required Opexa Shareholder Vote and the Required Merger Sub Stockholder Vote, as applicable to perform its obligations under this Agreement. The Opexa Board of Directors has: (i) determined that the Merger is fair to, and in the best interests of, Opexa and Opexa Shareholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; (iii) recommended the approval of the Opexa Shareholder Matters by the Opexa Shareholders and directed that the Opexa Shareholder Matters be submitted for consideration by Opexa Shareholders in connection with the solicitation of the Required Opexa Shareholder Vote; and (iv) approved the Opexa Shareholder Support Agreements and the transactions contemplated thereby. The board of directors of Merger Sub has (A) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder; (B) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; and (C) recommended that the sole stockholder of Merger Sub adopt this Agreement and thereby approve the Merger and the applicable Contemplated Transactions. This Agreement has been duly executed and delivered by Opexa and Merger Sub and, assuming the due authorization, execution and delivery by Acer, constitutes the legal, valid and binding obligation of Opexa and Merger Sub, enforceable against Opexa and Merger Sub in accordance with its terms, subject to: (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) (i) The affirmative vote of the holders of a majority of outstanding shares of Opexa Common Stock is the only vote of the holders of any class or series of Opexa Capital Stock necessary to approve the Opexa Shareholder Matters (the “Required Opexa Shareholder Vote”) and (ii) the affirmative vote of the sole stockholder of Merger Sub is the only vote of the holders of any class or series of Merger Sub Capital Stock necessary to adopt this Agreement and approve the Merger and the applicable Contemplated Transactions (the “Required Merger Sub Stockholder Vote”).

3.3 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Opexa does not, and the performance of this Agreement by Opexa and Merger Sub will not, (i) conflict with or violate the certificate of formation/incorporation or bylaws of Opexa or any Opexa Subsidiaries; (ii) subject to obtaining the Required Opexa Shareholder Vote and the Required Merger Sub Stockholder Vote and compliance with the requirements set forth in Section 3.3(b) below, conflict with or violate any Legal Requirement applicable to Opexa or any Opexa Subsidiaries or by which its or any of their respective properties are bound or affected, except for any such conflicts or violations that would not constitute an Opexa Material Adverse Effect; or (iii) require Opexa or any Opexa Subsidiaries to make any filing with or give any notice to a Person or make any payment, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Opexa’s or any Opexa Subsidiary’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Opexa or Merger Sub pursuant to, any Opexa Material Contract.

(b) No material Consent, order of, or registration, declaration or filing with any Governmental Body is required by or with respect to Opexa or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) any required filings under the HSR Act and any foreign antitrust Legal Requirement and (iii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

3.4 Capitalization.

(a) The authorized capital stock of Opexa as of the date of this Agreement consists of: (i) 150,000,000 shares of shares of common stock, par value $0.01 per share (the “Opexa Common Stock”), of which 7,657,332 shares are issued and outstanding as of the date of this Agreement, and (ii) 10,000,000 shares of preferred stock, no par value, of which no shares are outstanding as of the date of this Agreement. All of the issued and outstanding shares of Opexa Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are outstanding Opexa Warrants to purchase 3,468,731 shares of Opexa Common Stock. Section 3.4(a) of the Opexa Disclosure Schedule lists, as of the date of this Agreement (A) each record holder of issued and outstanding Opexa Common Stock and the number of shares of

Opexa Common Stock held by each such record holder and (B) (1) each holder of issued and outstanding Opexa Warrants, (2) the number and type of shares subject to such Opexa Warrants, (3) the exercise price of each such Opexa Warrant, and (4) the termination date of each such Opexa Warrant.

(b) Except for the Opexa Amended and Restated 2010 Stock Incentive Plan, which is the successor to and continuation of Opexa’s June 2004 Compensatory Stock Option Plan (collectively, the “2010 Plan”), Opexa does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Opexa has reserved 1,175,000 shares of Opexa Common Stock for issuance under the 2010 Plan. As of the date of this Agreement, of such reserved shares of Opexa Common Stock, (i) 7,722 shares have been issued pursuant to the exercise of options and options to purchase 228,455 shares have been granted and are currently outstanding, (ii) 116,524 shares have been issued pursuant to restricted stock awards, and (iii) 822,299 shares of Opexa Common Stock remain available for future issuance pursuant to the 2010 Plan. Section 3.4(b) of the Opexa Disclosure Schedule sets forth the following information (A) with respect to each Opexa Option outstanding as of the date of this Agreement: (1) the name of the optionee, (2) the number of shares of Opexa Common Stock subject to such Opexa Option as of the date of this Agreement, (3) the exercise price of such Opexa Option, (4) the date on which such Opexa Option was granted, (5) the date on which such Opexa Option expires, and (6) the vesting schedule applicable to such Opexa Option, including the extent vested to date and whether by its terms the vesting of such Opexa Option would be accelerated by the Contemplated Transactions; and (B) with respect to each Opexa RSU outstanding as of the date of this Agreement: (1) the name of the holder, (2) the vesting terms of each such Opexa RSU, (3) the date on which each such Opexa RSU was granted, (4) the date on which each such Opexa RSU expires, and (5) the vesting schedule applicable to such Opexa RSU, including the extent vested to date and whether by its terms the vesting of such Opexa RSU would be accelerated by the Contemplated Transactions.

(c) Except for the outstanding Opexa Warrants set forth on Section 3.4(a) of the Opexa Disclosure Schedule and for the Opexa Options and Opexa RSUs set forth on Section 3.4(b) of the Opexa Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Opexa or Merger Sub; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Opexa or Merger Sub; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Opexa or Merger Sub is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Opexa or Merger Sub. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights with respect to Opexa or Merger Sub.

(d) Except as set forth in Section 3.4(d) of the Opexa Disclosure Schedule, (i) none of the outstanding shares of Opexa Capital Stock or Merger Sub Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Opexa Capital Stock or Merger Sub Capital Stock are subject to any right of first refusal in favor of Opexa or Merger Sub, as applicable; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Opexa or Merger Sub having a right to vote on any matters on which the Opexa Shareholders or the sole stockholder of Merger Sub, as applicable, have a right to vote; (iv) there is no Opexa Contract to which Opexa or Merger Sub are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Opexa Capital Stock or Merger Sub Capital Stock. Neither Opexa nor Merger Sub is under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Opexa Capital Stock, Merger Sub Capital Stock or other securities.

(e) The authorized capital of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share (“Merger Sub Capital Stock”), all of which are, and at the Effective Time will be, issued and outstanding and held of record by Opexa. The issued and outstanding shares of Merger Sub Capital Stock are duly authorized, validly issued, fully paid and nonassessable. Merger Sub has not at any time granted any stock options, restricted stock, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

(f) All outstanding shares of Opexa Capital Stock and Merger Sub Capital Stock, as well as all Opexa Options, all Opexa RSUs and all Opexa Warrants, have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

3.5 SEC Filings; Financial Statements.

(a) Opexa has made available to Acer accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Opexa with the SEC since January 1, 2014 (the “Opexa SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All statements, reports, schedules, forms and other documents required to have been filed by Opexa or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Opexa SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Opexa SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Opexa SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Article 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Opexa SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Opexa as of the respective dates thereof and the results of operations and cash flows of Opexa for the periods covered thereby. Other than as expressly disclosed in the Opexa SEC Documents filed prior to the date hereof, there has been no material change in Opexa’s accounting methods or principles that would be required to be disclosed in Opexa’s financial statements in accordance with GAAP. The books of account and other financial records of Opexa are true and complete in all material respects.

(c) Opexa’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Opexa, “independent” with respect to Opexa within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Opexa, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Opexa Accounting Oversight Board thereunder.

(d) Except as set forth in Section 3.5(d) of the Opexa Disclosure Schedule, from January 1, 2014 through the date hereof, Opexa has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Opexa Common Stock on The NASDAQ Capital Market. Opexa has not disclosed any unresolved comments in its SEC Documents. To the Knowledge of Opexa, none of the Opexa SEC Documents are the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Opexa SEC Documents.

(e) Since January 1, 2011, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Opexa, the Opexa Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Opexa is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of The NASDAQ Capital Market.

(g) Opexa maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Opexa maintains records that in reasonable detail accurately and fairly reflect Opexa’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Opexa Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Opexa’s assets that could have a material effect on Opexa’s financial statements. Opexa has evaluated the effectiveness of Opexa’s internal control over financial reporting and, to the extent required by applicable Legal Requirements, presented in any applicable Opexa SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Opexa has disclosed to Opexa’s auditors and the Audit Committee of the Opexa Board of Directors (and made available to Acer a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Opexa’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Opexa’s internal control over financial reporting. Except as disclosed in the Opexa SEC Documents filed prior to the date hereof, Opexa has not identified any material weaknesses in the design or operation of Opexa’s internal control over financial reporting. Since January 1, 2014, there have been no material changes in Opexa’s internal control over financial reporting.

(h) Opexa’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Opexa in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Opexa’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.6 Absence of Changes. Except as set forth in Section 3.6 of the Opexa Disclosure Schedule, between March 31, 2017 and the date of this Agreement Opexa has conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had an Opexa Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, an Opexa Material Adverse Effect or (b) any action, event or occurrence that would have required consent of Acer pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.7 Title to Assets. Opexa owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Opexa Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Opexa; and (iii) liens listed in Section 3.7 of the Opexa Disclosure Schedule.

3.8 Real Property; Leaseholds. Opexa does not currently own nor has it or any of its Subsidiaries ever owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereof) identified in Section 3.8 of the Opexa Disclosure Schedule (the “Opexa Leases”), which are each in full force and effective, with no existing material default thereunder. Opexa’s possession and quiet enjoyment of the leased real estate under such Opexa Leases has not been disturbed, and to the Knowledge of Opexa, there are no disputes with respect to such Opexa Leases. Opexa has not created any Encumbrances on the real estate under the Opexa Leases.

3.9 Intellectual Property.

(a) Opexa owns, or has the right to use, and has the right to bring actions for the infringement of, all Opexa IP Rights, except for any failure to own or have the right to use, or have the right to bring actions that would not constitute an Opexa Material Adverse Effect.

(b) Section 3.9(b) of the Opexa Disclosure Schedule is an accurate, true and complete listing of all Opexa Registered IP.

(c) Section 3.9(c) of the Opexa Disclosure Schedule accurately identifies (i) all Opexa IP Rights licensed to Opexa (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Opexa’s products or services and (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials); (ii) the corresponding Opexa Contracts pursuant to which such Opexa IP Rights are licensed to Opexa; (iii) whether the license or licenses granted to Opexa are exclusive or non-exclusive; and (iv) whether any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Opexa IP Rights.

(d) Section 3.9(d) of the Opexa Disclosure Schedule accurately identifies each Opexa Contract pursuant to which any Person (other than Opexa) has been granted any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Opexa IP Rights. Opexa is not bound by, and no Opexa IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Opexa to use, exploit, assert or enforce any Opexa IP Rights anywhere in the world, in each case as would materially limit the business of Opexa as currently conducted or planned to be conducted.

(e) Opexa solely owns all right, title, and interest to and in Opexa IP Rights (other than Opexa IP Rights (i) exclusively or non-exclusively licensed to Opexa, as identified in Section 3.9(c) of the Opexa Disclosure Schedule, (ii) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Opexa’s products or services, and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials) free and clear of any Encumbrances. Without limiting the generality of the foregoing and except as set forth in Section 3.9(e) of the Opexa Disclosure Schedule:

(i) All documents and instruments necessary to register or apply for or renew registration of all Opexa Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate

Governmental Body except for any such failure, individually or collectively, that would not (in any case or in the aggregate) materially detract from the value of the Opexa Registered IP subject thereto or materially impair the operations of Opexa.

(ii) Each Person who is or was an employee or contractor of Opexa and who is or was involved in the creation or development of any Opexa IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Opexa and confidentiality provisions protecting trade secrets and confidential information of Opexa. To the Knowledge of Opexa, no current or former shareholder, officer, director, employee or contractor of Opexa or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Opexa IP Rights. To the Knowledge of Opexa, no employee or contractor of Opexa is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Opexa or (b) in breach of any Contract with any current or former employer or other Person concerning Opexa IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Opexa IP Rights.

(iii) No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Opexa IP Rights in which Opexa has an ownership interest.

(iv) Opexa has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Opexa holds, or purports to hold, as a trade secret.

(v) Opexa has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Opexa IP Rights to any other Person, except for any such assignments or transfers made after the date of this Agreement pursuant to a Permitted Opexa Asset Sale.

(vi) The Opexa IP Rights constitute all Intellectual Property necessary for Opexa to conduct its business as currently conducted or planned to be conducted.

(f) Opexa is not a party to any Contract that, as a result of the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the grant of any license or other right to any Opexa IP Rights or materially impair the right of Opexa or the Surviving Corporation and its Subsidiaries to use, sell, license or enforce any Opexa IP Rights or portion thereof.

(g) The manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Opexa (i) does not violate or constitute a breach of any license or agreement between Opexa and any third party, and, (ii) to the Knowledge of Opexa, does not infringe or misappropriate any Intellectual Property right of any other party. Opexa has disclosed in correspondence to Acer the third-party patents and patent applications found during all freedom to operate searches that were conducted by Opexa related to any product or technology currently approved or sold or under preclinical or clinical development by Opexa. To the Knowledge of Opexa, no third party is infringing upon or misappropriating, or violating any license or agreement with Opexa relating to, any Opexa IP Rights. There is no current or pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Opexa IP Rights, nor has Opexa received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Opexa conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(h) Each item of Opexa IP Rights that is Opexa Registered IP is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Opexa Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not (in any case or in the aggregate) materially detract from the value of the Opexa Registered IP subject thereto or materially impair the operations of Opexa.

(i) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Opexa conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Opexa has or purports to have an ownership interest has been impaired as determined by Opexa in accordance with GAAP.

(j) (i) Opexa is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither Opexa nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

3.10 Material Contracts.

(a) Section 3.10 of the Opexa Disclosure Schedule lists the following Opexa Contracts, effective as of the date of this Agreement (each, a “Opexa Material Contract” and collectively, the “Opexa Material Contracts”):

(i) each Opexa Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Opexa Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Opexa on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Opexa’s or its successor’s ability to terminate employees at will;

(iii) each Opexa Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Opexa Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Opexa Contract containing (A) any covenant limiting the freedom of Opexa or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vi) each Opexa Contract relating to capital expenditures and involving obligations after the date of this Agreement in excess of $25,000;

(vii) each Opexa Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii) each Opexa Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $25,000 or creating any material Encumbrances with respect to any assets of Opexa or any loans or debt obligations with officers or directors of Opexa;

(ix) each Opexa Contract relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Opexa; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Opexa has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Opexa has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Opexa; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Opexa or any Contract to sell, distribute or commercialize any products or service of Opexa, except agreements in the Ordinary Course of Business;

(x) each Opexa Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Opexa in connection with the Contemplated Transactions;

(xi) each Opexa IP Right Agreement;

(xii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by Opexa with the SEC;

(xiii) each Opexa Lease; or

(xiv) any other Opexa Contract that is not terminable at will (with no penalty or payment) by Opexa and (i) which involves payment or receipt by Opexa after the date of this Agreement under any such agreement, contract or commitment of more than $25,000 in the aggregate, or obligations after the date of this Agreement in excess of $25,000 in the aggregate, or (ii) that is material to the business or operations of Opexa.

(b) Opexa has delivered or made available to Acer accurate and complete copies of all Opexa Material Contracts, including all amendments thereto. There are no Opexa Material Contracts that are not in written form. Opexa has not, nor to Opexa’s Knowledge, as of the date of this Agreement has any other party to an Opexa Material Contract (as defined below) breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Opexa Material Contract in such manner as would permit any other party to cancel or terminate any such Opexa Material Contract, or would permit any other party to seek damages that would result in an Opexa Material Adverse Effect. As of the date of this Agreement, each Opexa Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.11 Undisclosed Liabilities. As of the date of this Agreement, neither Opexa nor its Subsidiaries have any Liabilities, except for: (a) Liabilities identified as such in the Opexa Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Opexa since the date of the Opexa Unaudited Interim Balance Sheet in the Ordinary Course of Business and that are not in excess of $25,000 in the aggregate; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Opexa under Opexa Contracts, including the reasonably expected performance of such Opexa Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities described in Section 3.11 of the Opexa Disclosure Schedule; and (e) Liabilities incurred in connection with the Contemplated Transactions.

3.12 Compliance; Permits; Restrictions.

(a) Opexa is, and since January 1, 2011, each of Opexa and its Subsidiaries has been in material compliance with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Opexa, threatened against Opexa. There is no Contract, judgment, injunction, order or decree binding upon Opexa which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Opexa, any acquisition of material property by Opexa or the conduct of business by Opexa as currently conducted, (ii) would reasonably be expected to have an adverse effect on Opexa’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Opexa holds all Governmental Authorizations that are material to the operation of its business (collectively, the “Opexa Permits”) as currently conducted. Section 3.12(b) of the Opexa Disclosure Schedule identifies each Opexa Permit. As of the date of this Agreement, Opexa is in material compliance with the terms of the Opexa Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Opexa, threatened, which seeks to revoke, limit, suspend, or materially modify any Opexa Permit. The rights and benefits of each material Opexa Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Opexa as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of Opexa, threatened with respect to an alleged violation by Opexa of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other Drug Regulatory Agency.

(d) Opexa holds all required Governmental Authorizations issuable by any Governmental Body necessary for the conduct of its business as currently conducted (the “Opexa Regulatory Permits”) and no such Opexa Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any materially adverse manner. Opexa has not received any written notice or other written communication from any Governmental Body regarding any revocation, withdrawal, suspension, cancelation, termination or material modification of any Opexa Regulatory Permit. Opexa has made available to Acer all information in its possession or control relating to the following (to the extent there are any): (A) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Governmental Body; and meeting minutes with any Governmental Body; and (B) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Opexa or in which Opexa or its products or services have participated were conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with applicable Legal Requirements.

(f) To the Knowledge of Opexa, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Opexa or its officers, employees or agents.

3.13 Tax Matters.

(a) Each of Opexa and its Subsidiaries has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Except as set forth in Section 3.13(a) of the Opexa Disclosure Schedule, Opexa is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Opexa or its Subsidiaries do not file Tax Returns that such company is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Opexa or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Opexa and its Subsidiaries have been reserved for on the Opexa Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Opexa Unaudited Interim Balance Sheet, Opexa has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Opexa has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Opexa’s Unaudited Interim Balance Sheet) upon any of the assets of Opexa.

(e) No material deficiencies for Taxes with respect to Opexa have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Opexa. No issues relating to Taxes of Opexa were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Opexa has delivered or made available to Acer complete and accurate copies of all federal income Tax and all other material Tax Returns of Opexa (and the predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Opexa with respect to federal income Tax and all other material Taxes. Opexa has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Opexa as of the date hereof are set forth on Section 3.13(f) of the Opexa Disclosure Schedule. Opexa has not (i) consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Opexa; (ii) agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) made or will make a consent dividend election under Section 565 of the Code; (vi) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Opexa has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Opexa is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither Opexa nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Opexa) for federal, state, local or foreign Tax purposes. Opexa has no Liability for the Taxes of any Person (other than Opexa) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract or otherwise.

(j) Opexa has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Opexa is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Opexa, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Opexa will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) Opexa has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Opexa has not taken any action, nor has any knowledge of any fact or circumstance, that would reasonably be expected to prevent the Contemplated Transactions from qualifying as a reorganization within the meaning of Section  368(a) of the Code.

3.14 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Opexa employees is terminable by Opexa at will (or otherwise in accordance with general principles of wrongful termination law). Opexa has made available to Acer accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Opexa Associates to the extent currently effective and material.

(b) Opexa is not, and neither Opexa or any of its Subsidiaries has been, a party to, bound by, or has, or had, a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization, trade or labor union, employees’ association or similar organization representing any of its employees, and there are no labor organizations, trade or labor unions, employees’ associations or similar organizations representing, purporting to represent or, to the Knowledge of Opexa, seeking to represent any employees of Opexa.

(c) Section 3.14(c) of the Opexa Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Opexa or any Opexa Affiliate, or which is maintained by, administered or contributed to by, or required to be contributed to by, Opexa, any of Opexa’s Subsidiaries or any Opexa Affiliate, or under which Opexa, any of Opexa’s Subsidiaries or any Opexa Affiliate has incurred or may incur any liability (each, an “Opexa Employee Plan”).

(d) With respect to each Opexa Employee Plan, Opexa has made available to Acer a true and complete copy of, to the extent applicable, (i) such Opexa Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Opexa Employee Plan, (iv) the most recent summary plan description for each Opexa Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Opexa, (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Opexa Employee Plan, (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three years; (vii) all non-discrimination tests for the most recent three plan years; (viii) all material written agreements and Contracts currently in effect, including (without limitation)

administrative service agreements, group annuity contracts, and group insurance contracts; (ix) all material written employee communications within the past three years, and (x) all registration statements and prospectuses prepared in connection with each Opexa Employee Plan.

(e) Each Opexa Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Opexa, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Opexa Employee Plan or the exempt status of any related trust. Each Opexa Employee Plan has been maintained in compliance in all material respects, with its terms and, both as to form and operations, with all applicable Legal Requirements, including the Code and ERISA. Except as set forth in Section 3.14(e)(i) of the Opexa Disclosure Schedule, each Opexa Employee Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without material Liability to Opexa, the Surviving Corporation, Acer or any of their Affiliates (other than ordinary administrative expenses typically incurred in a termination event). Except as set forth in Section 3.14(e)(ii) of the Opexa Disclosure Schedule, neither Opexa nor any Opexa Affiliate has announced its intention to modify or amend any Opexa Employee Plan or adopt any arrangement or program which, once established, would come within the definition of an Opexa Employee Plan, and to the Knowledge of Opexa, each asset held under such Opexa Employee Plan may be liquidated or terminated without the imposition of any material redemption fee, surrender charge or comparable Liability. Opexa, each of its Subsidiaries and each Opexa Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Opexa Employee Plans. Neither Opexa, any of its Subsidiaries, nor any Opexa Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Opexa Employee Plans. All contributions required to be made by Opexa, any of its Subsidiaries or any Opexa Affiliate to any Opexa Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice). No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Opexa, is threatened, against or with respect to any Opexa Employee Plan, including any audit or inquiry by the IRS, United States Department of Labor or other Governmental Body.

(f) Neither Opexa, nor any of its Subsidiaries or any Opexa Affiliate has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Opexa, nor any of its Subsidiaries or any Opexa Affiliate has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Opexa Employee Plan subject to ERISA and neither Opexa, nor any of its Subsidiaries or any Opexa Affiliate has been assessed any civil penalty under Section 502(l) of ERISA.

(g) No Opexa Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Opexa, nor any of its Subsidiaries or any Opexa Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Opexa Employee Plan is a Multiemployer Plan, and neither Opexa, nor any of its Subsidiaries or any Opexa Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Opexa Employee Plan is a Multiple Employer Plan.

(h) Except as set forth on Section 3.14(h) of the Opexa Disclosure Schedule, no Opexa Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Opexa Employee Plan qualified under Section 401(a) of the Code. Neither Opexa nor any Opexa Affiliate sponsors or maintains any self-funded employee benefit plan. No Opexa Employee Plan is subject to any Legal Requirement of any foreign jurisdiction outside of the United States.

(i) To the Knowledge of Opexa, no payment pursuant to any Opexa Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) from Opexa or any of its Subsidiaries, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(j) With respect to Opexa Options granted pursuant to the 2010 Plan, (i) each Opexa Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of an Opexa Option was duly authorized no later than the date on which the grant of such Opexa Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Opexa Board of Directors (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Opexa Option grant was made in accordance with the terms of the 2010 Plan, the Exchange Act and all other applicable Legal Requirements, including the rules of NASDAQ and any other exchange on which Opexa securities are traded, (iv) the per share exercise price of each Opexa Option was not less than the fair market value of a share of Opexa Common Stock on the applicable Grant Date and (v) each such Opexa Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Opexa and disclosed in Opexa filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable Legal Requirements. Opexa has not knowingly granted, and there is no and has been no policy or practice of Opexa of granting, Opexa Options prior to, or otherwise coordinating the grant of Opexa Options with, the release or other public announcement of material information regarding Opexa or its results of operations or prospects.

(k) No Opexa Options, stock appreciation rights or other equity-based awards issued or granted by Opexa are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) maintained by or under which Opexa or any of its Subsidiaries makes, is obligated to make or promises to make, payments (each, a “Opexa 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Opexa 409A Plan is, or to the Knowledge of Opexa will be, subject to the penalties of Code Section 409A(a)(1).

(l) Opexa is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(m) Each of Opexa and its Subsidiaries has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Opexa and each of its Subsidiaries has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither Opexa nor any of its Subsidiaries has any material unsatisfied obligations to any of its employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension. Opexa and each Opexa Affiliate is in compliance in all material respects with all applicable requirements of the ACA, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. No excise tax or penalty under the ACA, including Sections 4980D and 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Opexa Employee Plan. Neither Opexa nor any Opexa Affiliate has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to the ACA, or any state or local Legal Requirement governing health care coverage or benefits that would reasonably be expected to result in any material liability to Opexa. Each of Opexa and its Opexa Affiliates has maintained all records necessary to demonstrate its compliance with the ACA.

(n) Opexa and its Subsidiaries are in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) except as set forth in Section 3.14(n) of the Opexa Disclosure Schedule, is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Opexa, threatened or reasonably anticipated against Opexa relating to any employee, employment agreement, independent contractor, independent contractor agreement or Opexa Employee Plan. There are no pending or, to the Knowledge of Opexa, threatened or reasonably anticipated claims or actions against Opexa or any trustee of Opexa under any worker’s compensation policy or long-term disability policy. Opexa is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices.

(o) No current or former independent contractor of Opexa or any of its Subsidiaries would reasonably be deemed to be a misclassified employee. Except as set forth on Section 3.14(o) of the Opexa Disclosure Schedule, no independent contractor is eligible to participate in any Opexa Employee Plan. Neither Opexa nor any of its Subsidiaries has material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Neither Opexa nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Opexa prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(p) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, or any similar activity or dispute, affecting Opexa or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(q) Opexa is not, and neither Opexa nor any of its Subsidiaries, has been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Opexa, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Opexa Associate, including charges of unfair labor practices or discrimination complaints that individually or in the aggregate would result in material Liability to Opexa.

(r) There is no Contract or arrangement to which Opexa or any Opexa Affiliate is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(s) Neither Opexa nor any Opexa Affiliate is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(t) Except as set forth in Section 3.14(t) of the Opexa Disclosure Schedule, none of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Opexa, (ii) materially increase or otherwise enhance any benefits otherwise payable by Opexa, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Opexa or (v) result in the forgiveness in whole or in part of any outstanding loans made by Opexa to any Person.

3.15 Environmental Matters. Opexa is in material compliance with all applicable Environmental Laws, which compliance includes the possession by Opexa of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof other than any failure to be in compliance or possess any such permits and authorized that is not an Opexa Material Adverse Effect. Neither Opexa nor any of its Subsidiaries has received since January 1, 2011 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Opexa is not in compliance with any Environmental Law, and, to the Knowledge of Opexa, there are no circumstances that may prevent or interfere with Opexa’s compliance with any Environmental Law in the future. To the Knowledge of Opexa: (i) no current or prior owner of any property leased or controlled by Opexa or any of its Subsidiaries has received since January 1, 2011, any written notice or other communication relating to property owned or leased at any time by Opexa, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Opexa or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither Opexa nor any of its Subsidiaries has any material liability under any Environmental Law.

3.16 Insurance.

(a) Opexa made available to Acer accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Opexa, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Opexa is in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since January 1, 2011, Opexa has not received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Opexa. All information provided to insurance carriers (in applications and otherwise) on behalf of Opexa is accurate and complete. Opexa has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Opexa, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Opexa of its intent to do so.

(b) Opexa has delivered to Acer accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Opexa and each Opexa Subsidiary as of the date of this Agreement (the “Existing Opexa D&O Policies”). Section 3.16(b) of the Opexa Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Opexa and each Opexa Subsidiary with respect to the Existing Opexa D&O Policies. All premiums for the Existing Opexa D&O Policies have been paid.

3.17 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to the Knowledge of Opexa, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Opexa, or to the Knowledge of Opexa, any director or officer of Opexa (in his or her capacity as such) or any of the material assets owned or used by Opexa; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of Opexa, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which Opexa or any of the material assets owned or used by Opexa, is subject. To the Knowledge of Opexa, no officer of Opexa is subject to any order, writ, injunction, judgment or decree that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of Opexa or to any material assets owned or used by Opexa.

3.18 Inapplicability of Anti-Takeover Statutes. The Opexa Board of Directors and the board of directors of Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Subchapter M of Chapter 21 of the TBOC, or Section 203 of the DGCL, as applicable, are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Opexa Shareholder Support Agreements and to the consummation of Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Opexa Shareholder Support Agreements or any of the other Contemplated Transactions, in each case due to the fact that either Opexa or Merger Sub is a party to such matters.

3.19 No Financial Advisor. Except as set forth on Section 3.19 of the Opexa Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Opexa or Merger Sub.

3.20 Disclosure. The information supplied by Opexa for inclusion in the Proxy Statement / Prospectus / Information Statement will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as of the date such information is first mailed to Opexa Shareholders, (i) contain any untrue statement of any material fact or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

3.21 Bank Accounts; Deposits.

(a) Section 3.21(a) of the Opexa Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Opexa at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of May 31, 2017 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Opexa (including those accounts receivable reflected on the Opexa Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Opexa Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Opexa arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and collectible in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Opexa Unaudited Interim Balance Sheet. All deposits of Opexa (including those set forth on the Opexa Unaudited Interim Balance Sheet) which are individually more than $10,000 or more than $25,000 in the aggregate are fully refundable to Opexa.

3.22 Transactions with Affiliates. Except as set forth in the Opexa SEC Documents filed prior to the date of this Agreement, since the date of Opexa’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Opexa pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.22 of the Opexa Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Opexa as of the date of this Agreement.

3.23 Valid Issuance. The Opexa Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.24 Code of Ethics. Opexa has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Opexa has promptly disclosed any change in or waiver of Opexa’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of Opexa, there have been no violations of provisions of Opexa’s code of ethics by any such persons.

3.25 Shell Company Status. Opexa is not, and has not been for at least the past ten (10) years, an issuer identified in Rule 144(i)(1)(i) of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act.

3.26 Anti-Corruption Matters. Since January 1, 2011, none of Opexa, or any of its directors, officers or, to the Knowledge of Opexa, employees or agents has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Body; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Legal Requirement relating to anti-corruption, bribery, or similar matters. Since January 1, 2011, Opexa has not disclosed to any Governmental Body that it violated or may have violated any Legal Requirement relating to anti-corruption, bribery, or similar matters. To the Knowledge of Opexa, no Governmental Body is investigating, examining, or reviewing Opexa’s compliance with any applicable provisions of any Legal Requirement relating to anti-corruption, bribery, or similar matters.

3.27 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 3, neither Opexa, Merger Sub, nor any Person on behalf of Opexa or Merger Sub has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Opexa or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b) Opexa and Merger Sub acknowledge and agree that, except for the representations and warranties of Acer set forth in Article 2, none of Opexa, Merger Sub or any of their respective Representatives is relying on any other representation or warranty of Acer or any other Person made outside of Article 2 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 4

CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms hereto and the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to:

(a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries;

(b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and

(c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party, as applicable, shall promptly make available to the other Party copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of shareholders/stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within 30 calendar days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii) any written materials or communications sent by or on behalf of a Party to its shareholders/stockholders;

(iii) any material notice, document or other communication sent by or on behalf of a Party to any party to any Opexa Material Contract or Acer Material Contract, as applicable, or sent to a Party by any party to any Opexa Material Contract or Acer Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Opexa Material Contract or Acer Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(iv) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(v) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vi) any material notice, report or other document received by a Party from any Governmental Body.

(d) Notwithstanding the foregoing, (i) any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such Party requires such Party to restrict or prohibit access to any of such

Party’s properties or information and (ii) neither Party nor its respective Representatives or Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege (it being agreed that the Parties shall use their reasonable best efforts to cause such access or information to be provided in a manner that would not result in such jeopardy or contravention).

4.2 Operation of Opexa’s Business.

(a) Except as set forth on Section 4.2(a) of the Opexa Disclosure Schedule, as expressly required or permitted by this Agreement, or as required by applicable Legal Requirements, during the Pre-Closing Period, Opexa shall: (i) conduct its business and operations in the Ordinary Course of Business; (ii) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (iii) conduct its business and operations in compliance with all applicable Legal Requirements and the requirements of all Opexa Contracts.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.2(b) of the Opexa Disclosure Schedule, as expressly required or permitted by this Agreement, or as required by applicable Legal Requirements, Opexa shall not, without the prior written consent of Acer (which consent shall not be unreasonably withheld or delayed):

(i) (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Opexa Capital Stock or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

(ii) sell, issue or grant, encumber, or authorize the issuance of: (A) any capital stock or other security (except for shares of Opexa Common Stock issued upon the valid exercise of Opexa Options or Opexa Warrants outstanding as of the date of this Agreement), (B) any option, warrant or right to acquire any capital stock or any other security, (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or (D) any debt securities or any rights to acquire any debt securities;

(iii) amend the certificate of formation/incorporation, bylaws or other charter or organizational documents of Opexa or Merger Sub, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) (A) lend money to any Person, or (B) make any capital expenditure or commitment;

(vi) (A) adopt, establish or enter into any Opexa Employee Plan, (B) cause or permit any Opexa Employee Plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Acer, (C) hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the Contemplated Transactions, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Acer, (D) enter into any Contract with a labor union or collective bargaining agreement, (E) except as provided in the Opexa Disclosure Schedule, pay any bonus or make any profit-sharing or similar payment to (other than in the Ordinary Course of Business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, (F) except as provided in the Opexa Disclosure Schedule, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Opexa Associate, (G) except as provided in the Opexa Disclosure Schedule, pay or increase the severance or change of control benefits offered to any Opexa Associate, or (H) provide or make any Tax-related gross-up payment;

(vii) except as otherwise permitted under Section 4.2(b)(viii), enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties; provided, however, that the foregoing shall not prohibit Opexa and its Subsidiaries from transferring, selling, leasing, disposing of or licensing any assets (a “Permitted Opexa Asset Sale”) so long as (A) any required shareholder approval is obtained no later than concurrently with the obtaining of the Required Opexa Shareholder Vote, (B) Opexa does not agree to terms that are not reasonable and customary for transactions of similar size, type and scope, (C) the proposed transaction, if consummated prior to the Effective Time, does not cause Opexa to become a shell company as defined in Rule 12b-2 of the Exchange Act, and (D) Acer is provided with a reasonable amount of time to review any binding or definitive agreement related thereto in advance of such agreement’s execution;

(ix) (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) except as otherwise permitted under Section 4.2(a)(viii), enter into, amend or terminate any Opexa Contract;

(xi) initiate or settle any Legal Proceeding;

(xii) after the Net Cash Calculation is finalized pursuant to Section 1.6, incur any Liabilities or otherwise take any actions other than in the Ordinary Course of Business so as to cause the final Net Cash Calculation to differ materially from the actual Net Cash as of the Closing (other than, subject to Section 4.2(b)(viii) and the definition of “Net Cash,” pursuant to a Permitted Opexa Asset Sale);

(xiii) other than as otherwise expressly contemplated or permitted by this Agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by this Agreement; or

(xiv) agree, resolve or commit to do any of the foregoing.

4.3 Operation of Acer’s Business.

(a) Except as set forth on Section 4.3(a) of the Acer Disclosure Schedule, as expressly required or permitted by this Agreement, or as required by applicable Legal Requirements, during the Pre-Closing Period, Acer shall and shall cause its Subsidiaries to conduct its business and operations: (i) in the Ordinary Course of Business; and (ii) in material compliance with all applicable Legal Requirements and the requirements of all Acer Contracts that constitute Acer Material Contracts.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.3(b) of the Acer Disclosure Schedule, as expressly permitted by this Agreement, or as required by applicable Legal Requirements, Acer shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Opexa (which consent shall not be unreasonably withheld or delayed):

(i) (A) declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of Acer Common Stock or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except pursuant to Acer Contracts existing as of the date of this Agreement;

(ii) sell, issue or grant, or authorize the issuance of: (A) any capital stock or other security (except in connection with the Acer Pre-Closing Financing and for shares of Acer Common Stock issued upon the valid exercise of Acer Options outstanding as of the date of this Agreement), (B) any option, warrant or right to acquire any capital stock or any other security, or (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security;

(iii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Acer (other than in connection with the Acer Pre-Closing Financing), or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than the incurrence or guarantee of indebtedness that is paid off prior to or at the Closing, or (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $25,000;

(vi) enter into any Contract with a labor union or collective bargaining agreement;

(vii) acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, in each case, other than in the Ordinary Course of Business;

(viii) (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or

(ix) agree, resolve or commit to do any of the foregoing.

4.4 Notification of Certain Matters.

(a) During the Pre-Closing Period, Opexa shall:

(i) promptly notify Acer of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Opexa, or to the Knowledge of Opexa, any director or officer of Opexa, that is commenced or asserted against, or, to the Knowledge of Opexa, threatened against, Opexa or any director or officer of Opexa; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement, including the Opexa Disclosure Schedule; and

(ii) promptly notify Acer in writing of: (A) the discovery by Opexa of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Opexa in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied; (B) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Opexa in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied if: (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (C) any breach of any covenant or obligation of Opexa in a manner that causes the condition set forth in Section 8.2 not to be satisfied; and (D) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7, or Article 8 impossible or materially less likely. No notification given to Acer pursuant to this Section 4.4(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Opexa contained in this Agreement or the Opexa Disclosure Schedule.

(b) During the Pre-Closing Period, Acer shall:

(i) promptly notify Opexa of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Acer, or to the Knowledge of Acer, any director or officer of Acer, that is commenced or asserted against, or, to the Knowledge of Acer, threatened against, Acer, any of its Subsidiaries, or any director or officer of Acer; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement; and

(ii) promptly notify Opexa in writing, of: (A) the discovery by Acer of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Acer in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied; (B) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Acer in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied if: (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (C) any breach of any covenant or obligation of Acer in a manner that causes the condition set forth in Section 7.2 not to be satisfied; and (D) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7, or Article 8 impossible or materially less likely. No notification given to Opexa pursuant to this Section 4.4(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Acer contained in this Agreement or the Acer Disclosure Schedule.

4.5 No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the Representatives retained by it or any of its Subsidiaries to directly or indirectly: (i) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iii) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Sections 5.2 and 5.3); (v)

execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction (an “Acquisition Agreement”); or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party).

(b) Notwithstanding anything contained in Section 4.5(a), prior to receipt of the Required Acer Stockholder Vote, in the case of Acer, or the Required Opexa Shareholder Vote, in the case of Opexa, (i) such Party may enter into discussions or negotiations with, any Person that has made (and not withdrawn) a bona fide, unsolicited, Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer, and (ii) thereafter furnish to such Person non-public information regarding such Party pursuant to an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such Party nor any Representative of such Party has breached this Section 4.5; (B) the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least five (5) Business Days prior to furnishing any such non-public information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; and (D) at least five (5) Business Days prior to furnishing any such non-public information to such Person, such Party furnishes such non-public information to Acer or Opexa, as applicable (to the extent such non-public information has not been previously furnished by such Party to Acer or Opexa, as applicable). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(c) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than two (2) Business Days after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party fully informed, on a current basis, in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five (5) Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(d) Each Party shall and shall cause its respective Representatives to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its Representatives) in possession of non-public information in respect of such Party or its Subsidiaries that was furnished by or on behalf of such Party or its Subsidiaries to return or destroy (and confirm destruction of) all such information.

ARTICLE 5

ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement / Prospectus / Information Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement / Prospectus / Information Statement and Opexa shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement / Prospectus / Information Statement will be included as a prospectus.

(b) Opexa covenants and agrees that the Proxy Statement / Prospectus / Information Statement, including any pro forma financial statements included therein (and the letter to shareholders, notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement / Prospectus / Information Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the Opexa Shareholders, at the time of the Opexa Shareholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Opexa makes no covenant, representation or warranty with respect to statements made in the Proxy Statement / Prospectus / Information Statement (and the letter to shareholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Acer specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement / Prospectus / Information Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

(c) Opexa shall notify Acer promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement / Prospectus / Information Statement or the Form S-4 Registration Statement or for additional information and shall supply Acer with copies of (i) all correspondence between Opexa or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement / Prospectus / Information Statement, the Form S-4 Registration Statement or the Contemplated Transactions and (ii) all orders of the SEC relating to the Form S-4 Registration Statement. Opexa shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement / Prospectus / Information Statement and Form S-4 Registration Statement, and Acer and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff. Prior to the Form S-4 Registration Statement being declared effective, (1) Acer shall use its commercially reasonable efforts to execute and deliver to Foley Hoag LLP (“Foley”) and to Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) the applicable “Tax Representation Letter” referenced in Section 5.11(c); and (2) Opexa shall use its commercially reasonable efforts to execute and deliver to Pillsbury and to Foley the applicable “Tax Representation Letter” referenced in Section 5.11(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (A) Acer shall use its commercially reasonable efforts to cause Foley to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (B) Opexa shall use its commercially reasonable efforts to cause Pillsbury to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(c) and Section 5.11(c). Opexa shall use its commercially reasonable efforts to have the Form S-4 Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after it is filed with the SEC. No filing of, or amendment or supplement to, the Form S-4 Registration Statement will be made by Opexa, and no filing of, or amendment or supplement to, the Proxy Statement / Prospectus / Information Statement will be made by Opexa, in each case, without providing Acer a reasonable opportunity to review and comment thereon. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Subsidiaries and such Party’s shareholders/stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Acer occurs, or if Acer becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement / Prospectus / Information Statement, then Acer shall promptly inform Opexa thereof and shall cooperate fully with Opexa in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Opexa’s shareholders.

(d) Prior to the Effective Time, Opexa shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Opexa Common Stock to be issued in the Merger shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Acer Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Acer Stockholder Written Consent.

(e) Acer shall reasonably cooperate with Opexa and provide, and require its Representatives to provide, Opexa and its Representatives with all true, correct and complete information regarding Acer that is required by applicable Legal Requirements to be included in the Form S-4 Registration Statement or reasonably requested from Acer to be included in the Form S-4 Registration Statement.

5.2 Acer Stockholder Written Consent.

(a) Promptly after the S-4 Registration Statement has been declared effective by the SEC under the Securities Act, and in any event no later than five (5) Business Days thereafter, Acer shall obtain the Acer Stockholder Written Consent for purposes of (i) adopting this Agreement, and approving the Merger, the Preferred Stock Conversion, the Acer Pre-Closing Financing, and the other actions contemplated by this Agreement (the “Acer Stockholder Matters”); (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL; and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

(b) Acer agrees that, subject to Section 5.2(c): (i) the Acer Board of Directors shall recommend that Acer Stockholders vote to approve the Acer Stockholder Matters (the “Acer Board Recommendation”) and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a); and (ii) (A) the Acer Board Recommendation shall not be withdrawn or modified in a manner adverse to Opexa, and no resolution by the Acer Board of Directors or any committee thereof to withdraw or modify the Acer Board Recommendation in a manner adverse to Opexa shall be adopted or proposed and (B) the Acer Board of Directors shall not recommend any Acquisition Transaction (collectively an “Acer Board Adverse Recommendation Change”).

(c) Notwithstanding the foregoing, at any time prior to the receipt of the Required Acer Stockholder Vote, the Acer Board of Directors may make an Acer Board Adverse Recommendation Change, if: (i) the Acer Board of Directors has received an Acquisition Proposal that the Acer Board of Directors has determined in its reasonable, good faith judgment, after consultation with Acer’s outside legal counsel, constitutes a Superior Offer or (ii) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Acer that occurs or arises after the date of this Agreement that was neither known to Acer or the Acer Board of Directors nor reasonably foreseeable as of the date of this Agreement (an “Acer Intervening Event”), the Acer Board of Directors determines in its reasonable, good faith judgment, after consultation with Acer’s outside legal counsel, that an Acer Board Adverse Recommendation Change is required in order for the Acer Board of Directors to comply with its fiduciary obligations to the Acer Stockholders under applicable Legal Requirements; provided, however, that prior to Acer taking any action permitted under this Section 5.2(c), (A) in the case of a Superior Offer, (1) Acer must promptly notify Opexa, in writing, at least five (5) Business Days (the “Notice Period”) before making an Acer Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that Acer has received an Acquisition Proposal that the Acer Board of Directors intends to declare a Superior Offer and that the Acer Board of Directors intends to make an Acer Board Adverse Recommendation Change, (2) Acer attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Offer, and (3) Acer negotiates with Opexa in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, if Opexa, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Offer, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time Acer notifies Opexa of any such material revision (it being understood that there may be multiple extensions); or (B) in the case of an Acer Intervening Event, (1) Acer promptly notifies Opexa, in writing, within the Notice Period before making an Acer Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Acer Intervening Event and that the Acer Board of Directors intends to make an Acer Board Adverse Recommendation Change and (2) Acer negotiates with Opexa in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acer Intervening Event ceases to necessitate an Acer Board Adverse Recommendation Change with respect to Acer’s fiduciary duties, if Opexa, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material development in an Acer Intervening Event, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time Acer notifies Opexa of any such material development (it being understood that there may be multiple extensions).

(d) Unless the Acer Board of Directors has effected an Acer Board Adverse Recommendation Change in accordance with Section 5.2(c), Acer’s obligation to solicit the consent of its stockholders to sign the Acer Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Acer Board Recommendation.

5.3 Opexa Shareholders’ Meeting.

(a) Promptly after the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act, Opexa shall (i) take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Opexa Common Stock for the purpose of seeking approval of (A) the issuance of shares of Opexa Common Stock to the Acer Stockholders pursuant to the terms of this Agreement, (B) the change of control of Opexa resulting from the Merger, (C) if requested by Acer prior to the filing with the SEC of the Proxy Statement / Prospectus / Information Statement, the amendment of Opexa’s certificate of formation to effect the NASDAQ Reverse Split, (D) the amendment of Opexa’s certificate of formation to effect the name change of Opexa, (E) the amendment of the 2010 Plan to increase the number of shares reserved thereunder to an amount to be recommended by the Acer Board of Directors or a committee thereof, (F) any Permitted Opexa Asset Sale, to the extent required and not previously approved by the Opexa Shareholders and (G) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Opexa Shareholders for a non-binding, advisory vote to approve certain compensation that may become payable to Opexa’s named executed officer in connection with the completion of the Merger, if applicable (the matters contemplated by the foregoing clauses (A) – (G), collectively, the “Opexa Shareholder Matters”); and (ii) mail to the Opexa Shareholders as of the record date established for shareholders’ meeting of Opexa, the Proxy Statement / Prospectus / Information Statement; provided, however, that in no event shall such meeting take place more than sixty (60) calendar days after the date the S-4 Registration Statement is declared effective by the SEC (such meeting, the “Opexa Shareholders’ Meeting”).

(b) Opexa agrees that, subject to Section 5.3(c): (i) the Opexa Board of Directors shall recommend that the holders of Opexa Common Stock vote to approve the Opexa Shareholder Matters; (ii) the Proxy Statement / Prospectus / Information Statement shall include a statement to the effect that the Opexa Board of Directors recommends that Opexa Shareholder vote to approve the Opexa Shareholder Matters (the “Opexa Board Recommendation”); (iii) the Opexa Board of Directors shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above; and (iv) (A) the Opexa Board Recommendation shall not be withdrawn or modified in a manner adverse to Acer, and no resolution by the Opexa Board of Director or any committee thereof to withdraw or modify the Opexa Board Recommendation in a manner adverse to Acer shall be adopted or proposed and (B) the Opexa Board of Directors shall not recommend any Acquisition Transaction (collectively a “Opexa Board Adverse Recommendation Change”).

(c) Notwithstanding the foregoing, at any time prior to the receipt of the Required Opexa Shareholder Vote, the Opexa Board of Directors may make an Opexa Board Adverse Recommendation Change, if: (i) the Opexa Board of Directors has received an Acquisition Proposal that the Opexa Board of Directors has determined in its reasonable, good faith judgment, after consultation with Opexa’s outside legal counsel, constitutes a Superior Offer or (ii) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Opexa that occurs or arises after the date of this Agreement that was neither known to Opexa or the Opexa Board of Directors nor reasonably foreseeable as of the date of this Agreement (a “Opexa Intervening Event”), the Opexa Board of Directors determines in its reasonable, good faith judgment, after consultation with Opexa’s outside legal counsel, that an Opexa Board Adverse Recommendation Change is required in order for the Opexa Board of Directors to comply with its fiduciary obligations to the Opexa Shareholders under applicable Legal Requirements; provided, however, that prior to Opexa taking any action permitted under this Section 5.3(c), (A) in the case of a Superior Offer, (1) Opexa must promptly notify Acer, in writing, within the Notice Period before making an Opexa Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that Opexa has received an Acquisition Proposal that the Opexa Board of Directors intends to declare a Superior Offer and that the Opexa Board of Directors intends to make an Opexa Board Adverse Recommendation Change, (2) Opexa attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Offer, and (3) Opexa negotiates with Acer in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, if Acer, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Offer, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time Opexa notifies Acer of any such material revision (it being understood that there may be multiple extensions); or (B) in the case of an Opexa Intervening Event, (1) Opexa promptly notifies Acer, in writing, within the Notice Period before making an Opexa Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Opexa Intervening Event and that the Opexa Board of Directors intends to make an Opexa Adverse Recommendation Change, and (2) Opexa negotiates with Acer in good faith to make such adjustments in the terms and conditions of this Agreement so that such Opexa Intervening Event ceases to necessitate an Opexa Board Adverse Recommendation Change with respect to Opexa’s fiduciary duties, if Acer, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material development in an Opexa Intervening Event, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time Opexa notifies Acer of any such material development (it being understood that there may be multiple extensions).

(d) Unless the Opexa Board of Directors has effected an Opexa Board Adverse Recommendation Change in accordance with Section 5.3(c), Opexa’s obligation to call, give notice of and hold the Opexa Shareholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Opexa Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Opexa or its Board of Directors from (i) taking and disclosing to the Opexa Shareholders a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), (ii) making any disclosure to the Opexa Shareholders if the Opexa Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Opexa Shareholders under applicable Legal Requirements, and (iii) making a “stop, look and listen” communication to the Opexa Shareholders pursuant to Rule 14d-9(f) under the Exchange Act, provided, however, that (A) in the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be an Opexa Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the Opexa Board of Directors reaffirms the Opexa Board Recommendation in such disclosure or public statement or within five Business Days of such disclosure or public statement; (B) in the case of clause “(iii),” any such disclosure or public statement shall be deemed to be an Opexa Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the Opexa Board of Directors reaffirms the Opexa Board Recommendation in such disclosure or public statement or within ten (10) Business Days of such disclosure or public statement; and (C) Opexa shall not effect an Opexa Board Adverse Recommendation Change unless specifically permitted pursuant to the terms of Section 5.3(c).

5.4 Regulatory Approvals.

(a) Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all Legal Requirements that may be imposed on such Party with respect to the Contemplated Transactions and, subject to the conditions set forth in Article 6 hereof, to consummate the Contemplated Transactions, as promptly as practicable. In furtherance and not in limitation of the foregoing, each Party hereto agrees to file or otherwise submit, as soon as practicable after the date of this Agreement, but in any event no later than ten (10) Business Days after the date hereof, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall prepare and file, if and as required, (a) the Notification and Report Forms pursuant to the HSR Act and (b) any notification or other document to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Acer and Opexa shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

(b) Each of the Parties shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals pursuant to Section 5.4(a); and (ii) keep Acer or Opexa, as applicable, informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Department of Justice or any other Governmental Body relating to the Contemplated Transactions. Subject to applicable Legal Requirements relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Body relating to the Contemplated Transactions and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Contemplated Transactions.

(c) Notwithstanding Sections 5.4(a) through 5.4(b) or any other provision of this Agreement to the contrary, in no event shall either Party be required to agree to (i) divest, license, hold separate or otherwise dispose of, encumber or allow a third party to utilize, any portion of its or their respective businesses, assets or contracts or (ii) take any other action that may be required or requested by any Governmental Body in connection with obtaining the consents, authorizations, orders or approvals contemplated by this Section 5.4 that, would have an adverse impact, in any material respect, on any of the Parties.

5.5 Acer Options.

(a) At the Effective Time, each Acer Option that is outstanding and unexercised immediately prior to the Effective Time under the 2013 Plan, whether or not vested, shall be assumed by Opexa and converted into an option to purchase Opexa Common Stock, and Opexa shall assume the 2013 Plan and each such Acer Option in accordance with the terms (as in effect as of the date of this Agreement) of the 2013 Plan and the terms of the stock option agreement by which such Acer Option is evidenced. All rights with respect to Acer Common Stock under Acer Options assumed by Opexa shall thereupon be converted into rights with respect to Opexa Common Stock. Accordingly, from and after the Effective Time: (i) each Acer Option assumed by Opexa may be exercised solely for shares of Opexa Common Stock; (ii) the number of shares of Opexa Common Stock subject to each Acer Option assumed by Opexa shall be determined by multiplying (A) the number of shares of Acer Common Stock that were subject to such Acer Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Opexa Common Stock; (iii) the per share exercise price for the Opexa Common Stock issuable upon exercise of each Acer Option assumed by Opexa shall be determined by dividing (A) the per share exercise price of Acer Common Stock subject to such Acer Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Acer Option assumed by Opexa shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Acer Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of an Acer Option, such Acer Option assumed by Opexa in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Opexa Common Stock subsequent to the Effective Time; and (B) the Opexa Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Acer Board of Directors or any committee thereof with respect to each Acer Option assumed by Opexa. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Acer Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Opexa Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of an Acer Option shall not constitute a “modification” of such Acer Option for purposes of Section 409A or Section 424 of the Code.

(b) Opexa shall file with the SEC, no later than thirty (30) calendar days after the Effective Time, a registration statement on Form S-8, if available for use by Opexa, relating to the shares of Opexa Common Stock issuable with respect to Acer Options assumed by Opexa in accordance with Section 5.5(a).

5.6 Opexa Employee and Benefits Matters; Opexa Options.

(a) Unless otherwise agreed in writing by Acer pursuant to written notice provided to Opexa no later than three (3) calendar days prior to the Closing Date, effective no later than the Business Day immediately prior to the Closing Date, Opexa shall, and shall cause any of its Subsidiaries to, terminate the employment and service of each Opexa Associate (the “Terminated Opexa Associates”) such that neither Opexa nor any Opexa Subsidiary shall have any Opexa Associate in its employ or service as of the Effective Time. As a condition to payment of any Terminated Opexa Associate Payment to a Terminated Opexa Associate and prior to the Closing Date, Opexa will use commercially reasonable efforts to obtain from each Terminated Opexa Associate an effective release of claims in a form approved by Acer, which approval shall not be unreasonably withheld, conditioned or delayed. Prior to the Closing, Opexa shall use commercially reasonable efforts to comply, in all material respects, with all of the requirements of the WARN Act and any applicable state Legal Requirement equivalent with respect to the Terminated Opexa Associates. Schedule 5.6(a)(ii) sets forth, with respect to each

Terminated Opexa Associate, Opexa’s good faith estimate of the amount of all change of control payments, severance payments, termination or similar payments, retention payments, bonuses and other payments and benefits (including any COBRA costs), owed to or to be paid or provided to each Terminated Opexa Associate, and the amount by which any of such Terminated Opexa Associate’s compensation or benefits may be accelerated or increased, in each case, whether under any Opexa Employee Plan or otherwise, as a result of (i) the execution of this Agreement, (ii) the consummation of the Contemplated Transactions, or (iii) the termination of employment or service of such Terminated Opexa Associate (together, the “Terminated Opexa Associate Payments”).

(b) Each Opexa Option that is outstanding and unexercised immediately prior to the Effective Time, whether under the 2010 Plan or otherwise and whether or not vested or exercisable, and each Opexa RSU that is outstanding and has not been settled as of the Effective Time, whether under the 2010 Plan or otherwise, shall be (i) fully exercisable immediately prior to the Effective Time (i.e., 100% acceleration of vesting) and (ii) otherwise canceled and extinguished at the Effective Time without the right to receive any consideration. Prior to the Effective Time, the Opexa Board of Directors will adopt appropriate resolutions (if required inasmuch as the Opexa Board of Directors will have approved this Agreement, including this Section 5.6(b)), which draft resolutions (if applicable) shall be provided to Acer for reasonable review and approval by Acer prior to adoption by the Opexa Board of Directors and no later than five calendar days prior to the Closing Date, and will have taken all other actions necessary and appropriate (under the 2010 Plan, the Opexa Options, the Opexa RSUs and otherwise) to effectuate the provisions of this Section 5.6(b) and to ensure that, from and after the Effective Time, holders of Opexa Options and Opexa RSUs have no rights with respect thereto.

(c) Effective no later than the day immediately preceding the Closing Date, Opexa shall terminate (i) all Opexa Employee Plans that are “employee benefit plans” within the meaning of ERISA, including but not limited to any Opexa Employee Plans intended to include a Code Section 401(k) arrangement (each, a “Opexa 401(k) Plan”), and (ii) each other Opexa Employee Plan set forth on Schedule 5.6(c) attached hereto unless written notice is provided by Acer to Opexa no later than three (3) calendar days prior to the Closing Date, instructing Opexa not to terminate any such Opexa Employee Plan. Opexa shall provide Acer with evidence that such Opexa Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Opexa Board of Directors. The form and substance of such resolutions shall be subject to review and approval of Acer. Opexa also shall take such other actions in furtherance of terminating such Opexa Employee Plan(s) as Acer may reasonably require. In the event that termination of the Opexa 401(k) Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then Opexa shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acer no later than fourteen (14) calendar days prior to the Closing Date.

(d) This Section 5.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement. Nothing in this Section 5.6, express or implied, will (i) constitute or be treated as an amendment of any Opexa Employee Plan or Acer Employee Plan (or an undertaking to amend any such plan), (ii) prohibit Opexa, any Opexa Affiliate, Acer, or any Acer Affiliate from amending, modifying or terminating any Opexa Employee Plan or Acer Employee Plan pursuant to, and in accordance with, the terms thereof, or (iii) confer any rights or benefits on any Person other than Opexa and Acer.

5.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Opexa and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Opexa or Acer (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Opexa or Acer, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL or TBOC for directors or officers of Delaware corporations or Texas corporations, as applicable. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Opexa and the Surviving Corporation, jointly and severally, upon receipt by Opexa or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides an undertaking, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The certificate of formation/incorporation and bylaws of each of Opexa and the Surviving Corporation shall contain, and Opexa shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Opexa and Acer than are presently set forth in the certificate of formation/incorporation and bylaws of Opexa and Acer, as applicable, which provisions shall not be amended, modified or repealed for a period of six (6) years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Opexa or Acer.

(c) Prior to the Effective Time, Opexa shall purchase (and for the avoidance of doubt, the fees and expenses to be paid by Opexa shall reduce the Net Cash) a “tail” insurance policy with an effective date as of the Closing Date, which shall remain effective for six (6) years following the Closing Date, at least the same coverage and amounts and containing the same terms and conditions that are not less favorable to the D&O Indemnified Parties.

(d) Opexa shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.7 in connection with their enforcement of their rights provided in this Section 5.7.

(e) The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the D&O Indemnified Parties by law, charter, statute, bylaw or agreement. The obligations of Opexa under this Section 5.7 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.7 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.7 applies, as well as their heirs and representatives, shall be third-party beneficiaries of this Section 5.7, each of whom may enforce the provisions of this Section 5.7).

(f) In the event Opexa or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Opexa or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Opexa shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7.

5.8 Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iii)  shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.9 Disclosure. Without limiting Acer’s or Opexa’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party (other than employees that have a bona fide need to know) to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party has approved such press release or disclosure in writing; or (b) such Party has determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure.

5.10 Listing. Opexa shall use its commercially reasonable efforts: (a) to maintain its existing listing on the NASDAQ Capital Market and to obtain approval of the listing of the combined company on the NASDAQ Capital Market; (b) to effect the NASDAQ Reverse Split, (c) without derogating from the generality of the requirements of clause “(a)” and to the extent required by the rules and regulations of NASDAQ, to (i) prepare and submit to NASDAQ a notification form for the listing of the shares of Opexa Common Stock to be issued in the Merger, and (ii) to cause such shares to be approved for listing (subject to notice of issuance); and (d) to the extent required by NASDAQ Marketplace Rule 5110, to file an initial listing for the Opexa Common Stock on NASDAQ Capital Market (the “NASDAQ Listing Application”) and to cause such NASDAQ Listing Application to be approved for listing (subject to official notice of issuance). Acer will cooperate with Opexa as reasonably requested by Opexa with respect to the NASDAQ Listing Application and promptly furnish to Opexa all information concerning Acer and Acer Stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.10.

5.11 Tax Matters.

(a) Opexa, Merger Sub and Acer shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Acer shall use its commercially reasonable efforts to deliver to Foley and Pillsbury a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 5.1(c) and signed by an officer of Acer, containing representations of Acer, and Opexa shall use its commercially reasonable efforts to deliver to Foley and Pillsbury a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 5.1(c) and signed by an officer of Opexa, containing representations of Opexa, in each case as shall be reasonably necessary or appropriate to enable Foley and Pillsbury to render the applicable opinions described in Section 5.1(c) of this Agreement.

5.12 Legends. Opexa shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Opexa Common Stock to be received in the Merger by equityholders of Acer who may be considered “affiliates” of Opexa for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Opexa Common Stock.

5.13 Directors and Officers. Prior to the Effective Time, but to be effective at the Effective Time, the Opexa Board of Directors shall (i) set the size of the Opexa Board of Directors at seven (7) members and elect seven (7) designees selected by Acer (with such designees, in the aggregate, expected to satisfy the requisite independence requirements for the Opexa Board of Directors, as well as the sophistication and independence requirements for the required committees of the Opexa Board of Directors, pursuant to NASDAQ’s listing standards), each to serve as a member of the Opexa Board of Directors, (ii) take all necessary action to appoint each of the individuals set forth on Schedule 5.13 as officers of Opexa to hold the offices set forth opposite his or her name, and (iii) appoint each of the directors set forth on Schedule 5.13 to the committees of the Opexa Board of Directors set forth opposite his or her name (with such directors, in the aggregate, expected to satisfy the sophistication and independence requirements for the required committees of the Opexa Board of Directors pursuant to NASDAQ’s listing standards).

5.14 Section 16 Matters. Prior to the Effective Time, Opexa shall take all such steps as may be required to cause any acquisitions of Opexa Common Stock and any options to purchase Opexa Common Stock resulting from the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Opexa, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15 Takeover Statutes. If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Legal Requirement becomes or is deemed to be applicable to Opexa, Acer, Merger Sub, or the Contemplated Transactions, then each of Opexa, Acer, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Legal Requirement inapplicable to the foregoing.

5.16 Preferred Stock. Acer shall take all action necessary to effect the conversion of Acer Preferred Stock into Acer Common Stock prior to the Effective Time (the “Preferred Stock Conversion”).

5.17 Termination of Certain Agreements and Rights. Acer shall use commercially reasonable efforts to terminate, at or prior to the Effective Time, those agreements set forth on Schedule 5.17 (collectively, the “Investor Agreements”).

5.18 Net Cash. Opexa shall use commercially reasonable efforts to ensure that Net Cash (as determined pursuant to Section 1.6) is greater than or equal to negative One Million and Two Hundred and Fifty Thousand Dollars (-$1,250,000) as of the Effective Time.

ARTICLE 6

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 Registration Statement has been issued by the SEC and no proceedings for that purpose and no similar proceeding has been initiated or, to the Knowledge of Opexa, threatened by the SEC.

6.2 No Restraints. (a) No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger has been issued by any court of competent jurisdiction or other

Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger or any of the Contemplated Transactions illegal; and (b) there shall be no Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or take any other action challenging or seeking to restrain or prohibit the consummation of the Merger or any of the Contemplated Transactions.

6.3 Stockholder Approval. (a) Acer has obtained the Required Acer Stockholder Vote, (b) Opexa has obtained the Required Opexa Shareholder Vote, and (c) Acer has received evidence, in form and substance satisfactory to it, that Merger Sub has obtained the Required Merger Sub Stockholder Vote.

6.4 Regulatory Matters. Any waiting period applicable to the consummation of the Merger under the HSR Act or applicable to foreign Legal Requirements relating to antitrust or competition matters has expired or been terminated, and there shall not be in effect any voluntary agreement between Opexa, Merger Sub and/or Acer, on the one hand, and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body, on the other hand, pursuant to which such Party has agreed not to consummate the Merger for any period of time; provided, that neither Acer, on the one hand, nor Opexa or Merger Sub, on the other hand, shall enter into any such voluntary agreement without the written consent of all Parties.

6.5 Listing. (a) The existing shares of Opexa Common Stock have been continually listed on The NASDAQ Capital Market as of and from the date of this Agreement through the Closing Date, (b) the shares of Opexa Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on The NASDAQ Capital Market as of the Effective Time, and (c) to the extent required by NASDAQ Marketplace Rule 5110, the NASDAQ Listing Application has been approved for listing (subject to official notice of issuance).

6.6 Net Cash Calculation. Opexa and Acer have agreed in writing upon the Net Cash Calculation, or the Accounting Firm has delivered its determination with respect to the Net Cash Calculation, in each case pursuant to Section 1.6.

ARTICLE 7

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF OPEXA AND MERGER SUB

The obligations of Opexa and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Opexa, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. (a) The representations and warranties of Acer in Section 2.1 (Subsidiaries; Due Organization; Organizational Documents), Section 2.2 (Authority; Vote Required), Section 2.4(a), Section 2.4(b), and Section 2.4(c) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); and (b) all other representations and warranties of Acer in Article 2 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (with respect solely to this clause (b)) (i) in each case, or in the aggregate, where the failure to be true and correct would not have an Acer Material Adverse Effect (provided that all “Acer Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Acer in Article 2 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that Acer is required to comply with or to perform at or prior to the Closing have been complied with and performed by Acer in all material respects.

7.3 No Acer Material Adverse Effect. Since the date of this Agreement, there has not occurred any Acer Material Adverse Effect that is continuing.

7.4 Preferred Stock Conversion. Acer has effected the Preferred Stock Conversion.

7.5 Termination of Investor Agreements. The Investor Agreements have been terminated.

7.6 Acer Debt Conversion; No Debt. Acer has effected a conversion of all outstanding convertible debt into shares of Acer Common Stock, and at the Closing Acer shall have no indebtedness for borrowed money outstanding.

7.7 Acer Pre-Closing Financing. The Acer Pre-Closing Financing shall have been consummated and Acer shall have received the proceeds of the Acer Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement.

7.8 Documents. Opexa has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Acer confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.4, 7.5, 7.6 and 7.7 have been duly satisfied;

(b) (i) certificates of good standing of Acer in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified to do business, (ii) certified copies of the certificate of incorporation and bylaws of Acer, and (iii) a certificate as to the incumbency of the Chief Executive Officer and Chief Financial Officer of Acer and as to the adoption of resolutions of the Acer Board of Directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Acer hereunder;

(c) a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Opexa along with written authorization for Opexa to deliver such notice form to the Internal Revenue Service on behalf of Acer upon the Closing; and

(d) the Allocation Certificate.

ARTICLE 8

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF ACER

The obligations of Acer to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Acer, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. (a) The representations and warranties of Opexa and Merger Sub in Section 3.1 (Subsidiaries; Due Organization; Organizational Documents), Section 3.2 (Authority; Vote

Required), Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(e) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); and (b) all other representations and warranties of Opexa and Merger Sub in Article 3 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (with respect solely to this clause (b)) (i) in each case, or in the aggregate, where the failure to be true and correct would not have an Opexa Material Adverse Effect (provided that all “Opexa Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Opexa in Article 3 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

8.2 Performance of Covenants. (a) Opexa and Merger Sub will have complied with the covenants and obligations set forth in Section 4.2(b)(ii), Section 4.2(b)(xii), and Section 5.6 in all respects and (b) all of the other covenants and obligations in this Agreement that either Opexa or Merger Sub is required to comply with or to perform at or prior to the Closing have been complied with and performed in all material respects.

8.3 No Opexa Material Adverse Effect. Since the date of this Agreement, there has not occurred any Opexa Material Adverse Effect that is continuing.

8.4 Termination of Contracts. Acer has received evidence, in form and substance satisfactory to it, that all Opexa Contracts (other than the Opexa Contracts listed on Schedule 8.4) have been (a) terminated, assigned, or fully performed by Opexa and (b) all obligations of Opexa thereunder have been fully satisfied, waived or otherwise discharged.

8.5 Board of Directors and Officers. Opexa has caused the Opexa Board of Directors and the officers of Opexa, to be constituted as set forth in Section 5.13 of this Agreement effective as of the Effective Time.

8.6 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Opexa has failed to provide, with respect to any Opexa SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.7 Net Cash Threshold. Net Cash is greater than or equal to negative One Million and Two Hundred and Fifty Thousand Dollars (-$1,250,000).

8.8 Shell Company Status. Opexa is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act.

8.9 Satisfaction of Liabilities. Opexa has satisfied all of its Liabilities with respect to indebtedness as to borrowed money as of the Closing Date and Acer has received payoff letters or other proof of payment evidencing the satisfaction of such Liabilities and release of any Encumbrances related to such Liabilities, in form and substance satisfactory, to Acer.

8.10 Amendment to Certificate of Formation. If requested by Acer, Opexa has provided file-stamped copies of the amendment to Opexa’s certificate of formation evidencing the NASDAQ Reverse Split.

8.11 Bylaws. The Opexa Board of Directors has approved an amendment to the bylaws of Opexa to change the name of Opexa to “Acer Therapeutics Inc.”.

8.12 Documents. Acer has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a) a certificate executed by the Chief Executive Officer and Acting Chief Financial Officer of Opexa confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10 and 8.11 have been duly satisfied;

(b) (i) certificates of good standing of each of Opexa and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which each is qualified to do business, (ii) certified copies of the certificate of formation/incorporation and bylaws of Opexa and Merger Sub, and (iii) a certificate as to the incumbency of the officers of Opexa and Merger Sub and as to the adoption of resolutions of the Opexa Board of Directors and the board of directors of Merger Sub authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Opexa and Merger Sub hereunder;

(c) written resignations in forms satisfactory to Acer, dated as of the Closing Date and effective as of the Closing executed by all officers and directors of Opexa (and, if applicable, removal of such persons as authorized parties to draw on or make withdrawals from Opexa’s accounts); and

(d) the Opexa Outstanding Shares Certificate.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after obtaining the Required Acer Stockholder Vote or Required Opexa Shareholder Vote, as applicable, unless otherwise specified below):

(a) by mutual written consent duly authorized by the Boards of Directors of Opexa and Acer;

(b) by either Opexa or Acer if the Merger shall not have been consummated by December 30, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Acer, on the one hand, or to Opexa, on the other hand, if such Party’s (or, in the case of Opexa, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is sixty (60) calendar days prior to the Outside Date, then either Acer or Opexa shall be entitled, by notice delivered to the other Party, to extend the Outside Date for an additional sixty (60) calendar days;

(c) by either Opexa or Acer if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to Acer, on the one hand, or to Opexa, on the other hand, if such Party’s (or, in the case of Opexa, Merger Sub’s) action or failure to act has been a principal cause of such issuance or action by a Governmental Body, and such action or failure to act constitutes a breach of this Agreement;

(d) by Opexa if the Required Acer Stockholder Vote shall not have been obtained within five (5) Business Days of the Form S-4 Registration Statement being declared effective by the SEC; provided, however, that once the Required Acer Stockholder Vote has been obtained, Opexa may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Opexa or Acer if (i) the Opexa Shareholders’ Meeting (including any adjournments and postponements thereof) has been held and completed and the Opexa Shareholders have taken a final vote on the Opexa Shareholder Matters and (ii) the Opexa Shareholder Matters have not been approved at the Opexa Shareholders’ Meeting (or any adjournment or postponement thereof) by the Required Opexa Shareholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Opexa where the failure to obtain the Required Opexa Shareholder Vote has been caused by the action or failure to act of Opexa or Merger Sub and such action or failure to act constitutes a material breach by Opexa or Merger Sub of this Agreement;

(f) by Acer (at any time prior to obtaining the Required Opexa Shareholder Vote) if any of the following events have occurred: (i) Opexa failed to include the Opexa Board Recommendation in the Proxy Statement / Prospectus / Information Statement; (ii) the Opexa Board of Directors has approved, endorsed or recommended any Acquisition Proposal; (iii) Opexa has failed to hold the Opexa Shareholders’ Meeting within sixty (60) calendar days after the Form S-4 Registration Statement being declared effective by the SEC under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such sixty (60)-calendar day period shall be tolled for the earlier of sixty (60) calendar days or so long as such stop order remains in effect or such proceeding or threatened proceeding remains pending); (iv) Opexa has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (v) Opexa or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.5;

(g) by Opexa (at any time prior to the approval of the Merger by the Required Acer Stockholder Vote) if any of the following events have occurred: (i) the Acer Board of Directors failed to include the Acer Board Recommendation in the Proxy Statement / Prospectus / Information Statement; (ii) the Acer Board of Directors has approved, endorsed or recommended any Acquisition Proposal; (iii) Acer has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (iv) Acer or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement;

(h) by Acer, upon a breach of any representation, warranty, covenant or agreement on the part of Opexa or Merger Sub set forth in this Agreement, or if any representation or warranty of Opexa or Merger Sub has become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied; provided, however, that if such inaccuracy in Opexa’s or Merger Sub’s representations and warranties or breach by Opexa or Merger Sub is curable by Opexa or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy unless such breach remains uncured fifteen (15) calendar days following the date of written notice from Acer to Opexa of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h); provided further, however, that no termination may be made pursuant to this Section 9.1(h) solely as a result of the failure to obtain the Required Opexa Shareholder Vote if the Opexa Shareholders’ Meeting has been held and completed (in which case, termination must be made pursuant to Section 9.1(e));

(i) by Opexa, upon a breach of any representation, warranty, covenant or agreement on the part of Acer set forth in this Agreement, or if any representation or warranty of Acer has become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied; provided, however, that if such inaccuracy in Acer’s representations and warranties or breach by Acer is curable by Acer, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy unless such breach remains uncured fifteen (15) calendar days following the date of written notice from Opexa to Acer of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i); provided further, however, that no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure to obtain the Required Acer Stockholder Vote (in which case, termination must be made pursuant to Section 9.1(d));

(j) by Opexa, at any time, if (i) all conditions in Sections 6 and 8 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and

(ii) Opexa irrevocably confirms by written notice to Acer that (A) each of the conditions in Section 7 (other than the condition set forth in Section 7.7 (Acer Pre-Closing Financing) and those conditions that by their nature are to be satisfied by actions taken at the Closing) has been satisfied or that Opexa is willing to waive any such conditions that have not been satisfied (other than the condition set forth in Section 7.7) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 7.7 (i.e., consummation of the Acer Pre-Closing Financing); provided, that Opexa shall not terminate this Agreement pursuant to this Section 9.1(j) (x) unless the condition set forth in Section 7.7 has not been satisfied within five (5) calendar days after delivery of the written notice from Opexa to Acer pursuant to clause (ii) of this Section 9.1(j) and (y) to the extent that Acer is actively disputing through a Legal Proceeding the underlying reason(s) for the failure of the consummation of the Acer Pre-Closing Financing with one or more Purchasers (as defined in the Subscription Agreement) party to the Subscription Agreement and such Purchasers, together with all other Purchasers which remain committed to proceed with the Acer Pre-Closing Financing pursuant to the Subscription Agreement, represent at least the requisite participation to satisfy the minimum amount contemplated by the Acer Pre-Closing Financing; or

(k) by Acer if any of the following events have occurred: (i) the existing shares of Opexa Common Stock cease to be listed on The NASDAQ Capital Market, (ii) NASDAQ informs Opexa that it will not approve the shares of Opexa Common Stock to be issued in the Merger for listing on The NASDAQ Capital Market as of the Effective Time (whether or not such decision is subject to appeal), or (iii) NASDAQ informs Opexa that the NASDAQ Listing Application is not, or will not be, approved for listing (whether or not such decision is subject to appeal), only to the extent that such NASDAQ Listing Application is required by NASDAQ Marketplace Rule 5110; provided, however, that the foregoing clauses (ii) and (iii) are subject to a cure period of ten (10) Business Days if requested by Opexa.

9.2 Effect of Termination. The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(a)) shall give a written notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 5.9, this Section 9.2, Section 9.3, and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Opexa and Acer shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the Parties under any filing requirement under the HSR Act and any foreign antitrust Legal Requirement applicable to this Agreement and the Contemplated Transactions; provided, further, that Opexa and Acer shall also share equally all fees and expenses (i) incurred in relation to the filing of the NASDAQ Listing Application with NASDAQ, (ii) by engagement of the Exchange Agent and (iii) in relation to the printing (e.g., paid to a financial printer) and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto.

(b) (i) If (A) this Agreement is terminated by Opexa or Acer pursuant to Section 9.1(e) or by Acer pursuant to Section 9.1(f), (B) at any time before the date of termination an Acquisition Proposal with respect to Opexa has been publicly announced or disclosed or otherwise communicated by the Opexa Board of Directors to the Opexa Shareholders, and (C) in the event this Agreement is terminated pursuant to Section 9.1(e), within twelve (12) months after the date of such termination, Opexa enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Opexa shall pay to Acer, within ten

(10) Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement with respect to a Subsequent Transaction or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $250,000 (the “Acer Termination Fee”), in addition to any amount payable to Acer pursuant to Section 9.3(e).

(ii) If (A) this Agreement is terminated by Opexa pursuant to Section 9.1(d) or Section 9.1(g), (B) at any time before obtaining the Required Acer Stockholder Vote an Acquisition Proposal with respect to Acer has been publicly announced, disclosed or otherwise communicated by the Acer Board of Directors to the Acer Stockholders, and (C) in the event this Agreement is terminated pursuant Section 9.1(d), within twelve (12) months after the date of such termination, Acer enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Acer shall pay to Opexa, within ten (10) Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement with respect to a Subsequent Transaction or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $1,000,000 (the “Opexa Termination Fee”), in addition to any amount payable to Opexa pursuant to Section 9.3(e).

(iii) If this Agreement is terminated by Opexa pursuant to Section 9.1(j), then, within two (2) Business Days after such termination, Acer shall pay to Opexa the Opexa Termination Fee, in addition to any amount payable to Opexa pursuant to Section 9.3(e).

(c) (i) If this Agreement is terminated by Acer pursuant to Section 9.1(h) or (ii) in the event of a failure of Acer to consummate the transactions to be consummated at the Closing solely as a result of an Opexa Material Adverse Effect as set forth in Section 8.3 (provided, that, with respect to this clause (ii) only, at such time all of the other conditions precedent to Opexa’s obligation to close set forth in Article 6 and Article 7 of this Agreement have been satisfied by Acer, are capable of being satisfied by Acer or have been waived by Opexa), then Opexa shall reimburse Acer for all reasonable fees and expenses incurred by Acer in connection with this Agreement and the transactions contemplated hereby, including (A) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (B) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Body applicable to this Agreement and the transactions contemplated hereby (such expenses, including (A) and (B) above, collectively, the “Third-Party Expenses”), up to a maximum of $200,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Acer submits to Opexa true and correct copies of reasonable documentation supporting such Third-Party Expenses; provided, however, that such Third-Party Expenses shall not include any amounts for a financial advisor to Acer except for reasonably documented out-of-pocket expenses otherwise reimbursable by Acer to such financial advisor pursuant to the terms of Acer’s engagement letter or similar arrangement with financial advisor.

(d) (i) If this Agreement is terminated by Opexa pursuant to Section 9.1(i) or (ii) in the event of a failure of Opexa to consummate the transactions to be consummated at the Closing solely as a result of an Acer Material Adverse Effect as set forth in Section 7.3 (provided, that, with respect to this clause (ii) only, at such time all of the other conditions precedent to Acer’s obligation to close set forth in Article 6 and Article 8 of this Agreement have been satisfied by Opexa, are capable of being satisfied by Opexa or have been waived by Acer), then Acer shall reimburse Opexa for all Third-Party Expenses incurred by Opexa up to a maximum of $200,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Opexa submits to Acer true and correct copies of reasonable documentation supporting such Third-Party Expenses; provided, however, that such Third-Party Expenses shall not include any amounts for a financial advisor to Opexa except for reasonably documented out-of-pocket expenses otherwise reimbursable by Opexa to such financial advisor pursuant to the terms of Opexa’s engagement letter or similar arrangement with financial advisor.

(e) If either Party fails to pay when due any amount payable by such Party under Section 9.3(b), Section 9.3(c), or Section 9.3(d), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, subject to Section 9.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Opexa or Acer be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3, and the provisions of Section 10.10, each of the Parties and their respective Affiliates will not have any liability, will not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, shareholder, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3, are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of Acer, Merger Sub and Opexa contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10.1 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Acer, Merger Sub and Opexa at any time (whether before or after obtaining the Required Opexa Shareholder Vote or the Required Acer Stockholder Vote); provided, however, that after any such adoption and approval of this Agreement by a Party’s shareholders/stockholders, no amendment shall be made, which by applicable Legal Requirement requires further approval of the shareholders/stockholders of such Party, without the further approval of such shareholders/stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Acer, Merger Sub and Opexa.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; and (b) each of the Parties irrevocably waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability; No Third Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of each other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without each other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service, electronic mail, or by facsimile to the address, electronic mail address, or facsimile telephone number set forth beneath the name of such Party below (or to such other address, electronic mail address, or facsimile telephone number as such Party has specified in a written notice given to the other parties hereto):

if to Opexa or Merger Sub:

Opexa Therapeutics, Inc.

2635 Technology Forest Blvd.

The Woodlands, TX 77381

Telephone No.: (281) 719-3437

Facsimile No.: (281) 872-8585

Attention: Neil K. Warma

E-mail: nwarma@opexatherapeutics.com

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300

San Diego, California 92130

Telephone: (858) 509-4000

Fax: (858) 509-4010

Attention: Mike Hird

E-mail: mike.hird@pillsburylaw.com

if to Acer:

Acer Therapeutics Inc.

222 Third Street

Suite #2240

Cambridge, MA 02142

Telephone No.: (844) 902-6100

Facsimile No.: (617) 225-7780

Attention: Harry Palmin

E-mail: hpalmin@acertx.com

with a copy to:

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Telephone No.: (617) 832-1209

Facsimile No.: (617) 832-7000

Attention: David R. Pierson, Esq. and William R. Kolb, Esq.

E-Mail: DPierson@Foleyhoag.com and WRK@foleyhoag.com

10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The word “or” when used in this Agreement shall be deemed to be used in the inclusive sense of “and/or”, the word “any” when used in this Agreement shall be deemed to be used in the sense of “any and all”, and the words “to the extent” when used in this Agreement shall mean the degree to which a subject or other item extends and shall not simply mean “if”. As used in this Agreement, the words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) Except as otherwise indicated, all references in this Agreement to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(e) When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

OPEXA THERAPEUTICS, INC.

By:	/s/ Neil K. Warma
	Name:	Neil K. Warma
	Title:	President, Chief Executive Officer and Acting Chief Financial Officer

OPEXA MERGER SUB, INC.

By:	/s/ Neil K. Warma
	Name:	Neil K. Warma
	Title:	President, Chief Executive Officer and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
	Name:	Chris Schelling
	Title:	President and CEO

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“2010 Plan” has the meaning set forth in Section 3.4(b).

“2013 Plan” has the meaning set forth in Section 2.4(b).

“ACA” has the meaning set forth in Section 2.14(o).

“Accounting Firm” has the meaning set forth in Section 1.6(e).

“Acer” has the meaning set forth in the Preamble.

“Acer 409A Plan” has the meaning set forth in Section 2.14(n).

“Acer Affiliate” means any Person that is (or at any relevant time was) under common control with Acer within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Acer Associate” means any current employee, independent contractor, officer or director of Acer or any Acer Affiliate.

“Acer Board Adverse Recommendation Change” has the meaning set forth in Section 5.2(b).

“Acer Board of Directors” means the board of directors of Acer.

“Acer Board Recommendation” has the meaning set forth in Section 5.2(b).

“Acer Capital Stock” means the Acer Common Stock and the Acer Preferred Stock.

“Acer Common Stock” has the meaning set forth in Section 2.4(a).

“Acer Contract” means any Contract: (a) to which Acer is a Party; or (b) by which Acer or any Acer IP Rights or any other asset of Acer is bound or under which Acer has any obligation.

“Acer Disclosure Schedule” has the meaning set forth in Article 2.

“Acer Employee Plan” has the meaning set forth in Section 2.14(e).

“Acer Financials” has the meaning set forth in Section 2.5(a).

“Acer IP Rights” means all Intellectual Property owned, licensed or controlled by Acer that is necessary or used in the business of Acer as presently conducted or as presently proposed to be conducted.

“Acer IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Acer IP Rights.

“Acer Intervening Event” has the meaning set forth in Section 5.2(c).

“Acer Leases” has the meaning set forth in Section 2.8.

A-A-1

“Acer Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Acer Material Adverse Effect, is or would reasonably be expected to be materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Acer; or (b) the ability of Acer to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) an Acer Material Adverse Effect: (i) any rejection by a Governmental Body of a registration or filing by Acer relating to the Acer IP Rights; (ii) any change in the cash position of Acer which results from operations in the Ordinary Course of Business; (iii) conditions generally affecting the industries in which Acer participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Acer; (iv) any failure by Acer to meet internal projections or forecasts on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or forecasts may constitute a Acer Material Adverse Effect and may be taken into account in determining whether a Acer Material Adverse Effect has occurred); (v) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger or the Acer Pre-Closing Financing; (vi) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (vii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Acer Material Contract” has the meaning set forth in Section 2.10(a).

“Acer Options” means options to purchase shares of Acer Common Stock issued or granted by Acer.

“Acer Permits” has the meaning set forth in Section 2.12(b).

“Acer Pre-Closing Financing” means the issuance and sale of Acer Common Stock in exchange for gross proceeds of at least $15,500,000, which may consist of conversion of up to $5,500,000 in principal amount of senior secured convertible promissory notes issued by Acer under that certain Note Purchase Agreement dated March 22, 2017 but with the balance of the gross proceeds to be in cash (i.e., for a minimum of $10,000,000 in cash), to be consummated prior to the Closing pursuant to the Subscription Agreement.

“Acer Preferred Stock” has the meaning set forth in Section 2.4(a).

“Acer Product Candidates” has the meaning set forth in Section 2.12(d).

“Acer Registered IP” means all Acer IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Acer Regulatory Permits” has the meaning set forth in Section 2.12(d).

“Acer Series B Preferred Stock” has the meaning set forth in Section 2.4(a).

“Acer Stock Certificate” has the meaning set forth in Section 1.7.

“Acer Stockholder” means each holder of Acer Capital Stock, and “Acer Stockholders” means all Acer Stockholders.

“Acer Stockholder Matters” has the meaning set forth in Section 5.2(a).

“Acer Stockholder Support Agreements” has the meaning set forth in the Recitals.

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“Acer Stockholder Written Consent” has the meaning set forth in Section 2.2(b).

“Acer Termination Fee” has the meaning set forth in Section 9.3(b).

“Acer Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Acer for the three (3) month period ending March 31, 2017.

“Acquisition Agreement” has the meaning set forth in Section 4.5(a).

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Acer, on the one hand, or Opexa, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Acer or any of its Affiliates, on the one hand, or by or on behalf of Opexa or any of its Affiliates, on the other hand, to the other Party) made by a third party contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of transactions involving: (a) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets of a Party or any of its Subsidiaries (including any outstanding equity securities of a Subsidiary) equal to 10% or more of the fair market value of such Party’s consolidated assets or to which 10% or more of such Party’s net revenues or net income on a consolidated basis are attributable; provided, however, that any acquisition or licensing of assets of Opexa is excluded from the transactions described in this clause (a) so long as such acquisition or licensing (i) does not include terms that are not reasonable and customary for transactions of similar size, type and scope, (ii) would not prevent or delay Opexa from entering into or consummating the Merger and the Contemplated Transaction, (iii) Acer is provided with the opportunity to review in advance any binding or definitive agreement and (iv) the proposed acquisition or licensing, if consummated prior to the Effective Time, does not cause Opexa to become a shell company as defined in Rule 12b-2 of the Exchange Act; (b) any direct or indirect acquisition of 10% or more of the outstanding equity securities of a Party; provided, however, that the Acer Pre-Closing Financing is excluded from the transactions described in this clause (b); (c) any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons beneficially owning 10% or more of the outstanding equity securities of a Party; (d) any financing transaction that is unrelated to the Acer Pre-Closing Financing in which Acer seeks to raise capital through the issuance of either equity or debt securities, or any instrument convertible into or exchangeable for such equity or debt securities, whether from existing investors or potential new investors; provided, however, that Acer’s issuance of senior secured convertible promissory notes under that certain Note Purchase Agreement dated March 22, 2017 at the Additional Closing (as defined therein) is excluded from the transactions described in this clause (d); or (e) a merger, reverse merger, consolidation, other business combination or similar transaction involving a party hereto or any of its subsidiaries; provided, however, that the Merger and Contemplated Transactions and any potential in-licensing transactions by Acer or transactions involving the acquisition of pipeline products by Acer, in each case, where such transactions are complimentary to the Contemplated Transactions is excluded from the transactions described in this clause (e).

“Affiliates” has the meaning for such term as used in Rule 145 under the Securities Act.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Certificate” has the meaning set forth in Section 1.12(b).

“Anticipated Closing Date” has the meaning set forth in Section 1.6(a).

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“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certifications” has the meaning set forth in Section 3.5(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Mutual Confidential Disclosure Agreement by and between Acer and Opexa, dated as of January 10, 2017, as amended.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Preferred Stock Conversion, the NASDAQ Reverse Split, the Acer Pre-Closing Financing, and the other transactions and actions contemplated by the Agreement.

“Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Costs” has the meaning set forth in Section 5.7(a).

“D&O Indemnified Parties” has the meaning set forth in Section 5.7(a).

“Determination Date” has the meaning set forth in Section 1.6(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dispute Notice” has the meaning set forth in Section 1.6(b).

“Dissenting Shares” has the meaning set forth in Section 1.9(a).

“Drug Regulatory Agency” has the meaning set forth in Section 2.12(c).

“Effect” means any effect, change, event, circumstance, or development.

“Effective Time” has the meaning set forth in Section 1.3.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of

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any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.8(a).

“Exchange Fund” has the meaning set forth in Section 1.8(a).

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (with such ratio being calculated to the nearest 1/10,000 of a share): the quotient obtained by dividing (a) the Acer Merger Shares by (b) the Acer Outstanding Shares, in which:

•	“Acer Allocation Percentage” means 1.00 minus the Opexa Allocation Percentage.

•	“Acer Merger Shares” means the product determined by multiplying (a) the Post-Closing Opexa Shares by (b) the Acer Allocation Percentage.

•	“Acer Outstanding Shares” means the total number of shares of Acer Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Acer Common Stock basis and assuming, without limitation or duplication, (a) the exercise of all Acer Options outstanding as of immediately prior to the Effective Time, (b) the effectiveness of the Preferred Stock Conversion, (c) the consummation of the Acer Pre-Closing Financing (including conversion of all senior secured convertible promissory notes issued by Acer under that certain Note Purchase Agreement dated March 22, 2017), (d) the conversion of all of Acer’s outstanding convertible indebtedness into shares of Acer Common Stock and (e) the issuance of shares of Acer Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the Effective Time.

•	“Opexa Allocation Percentage” means the quotient determined by dividing (i) the sum of Seven Million Dollars ($7,000,000), plus or minus One Dollar ($1) for each One Dollar ($1) that Net Cash determined pursuant to Section 1.6 is greater than or less than negative Five Hundred Thousand Dollars (-$500,000), by (ii) the sum of (A) the product of the Acer Outstanding Shares multiplied by the price per share of Acer Common Stock for cash investors in the Pre-Closing Acer Financing, plus (B) the amount determined pursuant to the foregoing clause (i), minus (C) the aggregate amount of any indebtedness for borrowed money of Acer outstanding at the Closing. For example, the Opexa Allocation Percentage would be 0.11147 if the Net Cash determined pursuant to Section 1.6 is negative Six Hundred Thousand Dollars (-$600,000), the product of the Acer Outstanding Shares multiplied by the price per share of Acer Common Stock for cash investors in the Pre-Closing Acer Financing is Fifty-Five Million Dollars ($55,000,000), and Acer has no indebtedness for borrowed money outstanding at the Closing.

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•	“Opexa Outstanding Shares” means, subject to Section 1.5(f), the total number of shares of Opexa Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Opexa Common Stock basis, and assuming, without limitation or duplication, (a) the exercise of each Opexa Option outstanding as of the Effective Time, solely to the extent such Opexa Option will not be canceled pursuant to Section 5.6(b) at the Effective Time or exercised prior thereto, (b) the settlement in shares of Opexa Common Stock of each Opexa RSU outstanding as of the Effective Time, solely to the extent such Opexa RSU will not be canceled pursuant to Section 5.6(b) at the Effective Time or settled prior thereto, (c) the conversion of all of Opexa’s outstanding convertible indebtedness into shares of Opexa Common Stock, and (d) the issuance of shares of Opexa Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the Effective Time; provided, however, that notwithstanding any element of the foregoing, all shares of Opexa Common Stock underlying the Opexa Warrants shall be excluded from the calculation of the Opexa Outstanding Shares.

•	“Post-Closing Opexa Shares” mean the quotient determined by dividing (a) the Opexa Outstanding Shares by (b) the Opexa Allocation Percentage.

“Existing Acer D&O Policies” has the meaning set forth in Section 2.16(b).

“Existing Opexa D&O Policies” has the meaning set forth in Section 3.16(b).

“FDA” has the meaning set forth in Section 2.12(c).

“FDCA” has the meaning set forth in Section 2.12(c).

“Foley” has the meaning set forth in Section 5.1(c).

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Opexa registering the public offering and sale of Opexa Common Stock to all Acer Stockholders in the Merger, including all shares of Opexa Common Stock to be issued in exchange for all shares of Acer Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” has the meaning set forth in Section 2.5(a).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental body of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority); or (d) self-regulatory organization (including NASDAQ and the Financial Industry Regulatory Authority).

“Grant Date” has the meaning set forth in Section 2.14(f).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

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“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

“Investor Agreements” shall have the meaning set forth in Section 5.17.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (a) with respect to Opexa, the actual knowledge of Neil K. Warma, after due inquiry; and (b) with respect to Acer, the actual knowledge of Chris Schelling or Harry Palmin, in each case, after due inquiry.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” has the meaning set forth in Section 2.11.

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 1.5(a)(ii).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Capital Stock” has the meaning set forth in Section 3.4(e).

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“NASDAQ” means The NASDAQ Stock Market.

“NASDAQ Listing Application” has the meaning set forth in Section 5.10.

“NASDAQ Reverse Split” means a reverse stock split of all outstanding shares of Opexa Common Stock at a reverse stock split ratio in the range mutually agreed to by Opexa and Acer that is effected by Opexa for the purpose of maintaining compliance with NASDAQ listing standards.

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“Net Cash” means, as of the Closing Date unless otherwise specified, (a) the sum of Opexa’s cash and cash equivalents, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Opexa Audited Financial Statements and the Opexa Unaudited Interim Balance Sheet, plus (b) any receivables of Opexa as determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Opexa Audited Financial Statements and the Opexa Unaudited Interim Balance Sheet, and also including for this purpose, and without limitation, any future payments (including with respect to any Permitted Opexa Asset Sale) that would be reflected in financial statements of Opexa in accordance with GAAP, minus (c) the sum of Opexa’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Opexa Audited Financial Statements and the Opexa Unaudited Interim Balance Sheet, minus (d) the cash cost of any unpaid change of control payments or severance, termination or similar payments that are or become due as a result of the Contemplated Transactions to any current or former employee, director or independent contractor of Opexa, or any other third party minus (e) the cash cost of any accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of Opexa, minus (f) any remaining unpaid fees and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Opexa is liable incurred by Opexa in connection with this Agreement and the Contemplated Transactions or otherwise, plus or minus (as applicable) (g) the net amount of any transaction expense reimbursement owed to, or transaction expense payment owed by, Opexa pursuant to Section 9.3(a), minus (h) any and all other Liabilities of Opexa that would be required to be set forth in a balance sheet prepared in accordance with GAAP.

“Net Cash Calculation” has the meaning set forth in Section 1.6(a).

“Net Cash Schedule” has the meaning set forth in Section 1.6(a).

“Notice Period” has the meaning set forth in Section 5.2(c).

“Opexa 401(k) Plan” has the meaning set forth in Section 5.6(c).

“Opexa 409A Plan” has the meaning set forth in Section 3.14(k).

“Opexa” has the meaning set forth in the Preamble.

“Opexa Affiliate” means any Person that is (or at any relevant time was) under common control with Opexa within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Opexa Associate” means any current or former employee, independent contractor, officer or director of Opexa, any of its Subsidiaries or any Opexa Affiliate.

“Opexa Audited Financial Statements” means the audited consolidated financial statements included in Opexa’s Report on Form 10-K filed with the SEC on March 28, 2017 for the period ended December 31, 2016.

“Opexa Board Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).

“Opexa Board of Directors” means the board of directors of Opexa.

“Opexa Board Recommendation” has the meaning set forth in Section 5.3(b).

“Opexa Capital Stock” means Opexa Common Stock and Opexa preferred stock.

“Opexa Common Stock” has the meaning set forth in Section 3.4(a).

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“Opexa Contract” means any Contract: (a) to which Opexa or an Opexa Subsidiary is a Party; or (b) by which Opexa, an Opexa Subsidiary or any Opexa IP Rights or any other asset of Opexa or an Opexa Subsidiary is bound or under which Opexa or an Opexa Subsidiary has any obligation.

“Opexa Disclosure Schedule” has the meaning set forth in Article 3.

“Opexa Employee Plan” has the meaning set forth in Section 3.14(c).

“Opexa IP Rights” means all Intellectual Property owned, licensed or controlled by Opexa or a Opexa Subsidiary that is necessary or used in the business of Opexa or its Subsidiaries as presently conducted or as presently proposed to be conducted.

“Opexa IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Opexa IP Rights.

“Opexa Intervening Event” has the meaning set forth in Section 5.3(c).

“Opexa Leases” has the meaning set forth in Section 3.8.

“Opexa Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Opexa Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Opexa; or (b) the ability of Opexa to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) an Opexa Material Adverse Effect: (i) any rejection by a Governmental Body of a registration or filing by Opexa relating to the Opexa IP Rights; (ii) any change in the cash position of Opexa which results from operations in the Ordinary Course of Business; (iii) conditions generally affecting the industries in which Opexa participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Opexa; (iv) any failure of Opexa to meet internal projections or forecast or third-party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement or any change in the price or trading volume of Opexa Common Stock (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions or any change in stock price or trading volume may constitute an Opexa Material Adverse Effect and may be taken into account in determining whether an Opexa Material Adverse Effect has occurred); (v) the consummation of a Permitted Opexa Asset Sale, (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger or the Acer Pre-Closing Financing; (vii) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (viii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Opexa Material Contract” has the meaning set forth in Section 3.10.

“Opexa Options” means options to purchase shares of Opexa Common Stock issued or granted by Opexa.

“Opexa Outstanding Shares Certificate” has the meaning set forth in Section 1.12(a).

“Opexa Permits” has the meaning set forth in Section 3.12(b).

“Opexa Registered IP” means all Opexa IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

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“Opexa Regulatory Permits” has the meaning set forth in Section 3.12(d).

“Opexa RSUs” means a restricted stock unit covering shares of Opexa Capital Stock issued or granted by Opexa.

“Opexa Shareholder” means each holder of Opexa Capital Stock, and “Opexa Shareholder” means all Opexa Shareholders.

“Opexa Shareholder Matters” has the meaning set forth in Section 5.3(a).

“Opexa Shareholders’ Meeting” has the meaning set forth in Section 5.3(a).

“Opexa Shareholder Support Agreements” has the meaning set forth in the Recitals.

“Opexa Subsidiaries” has the meaning set forth in Section 3.1(a).

“Opexa Termination Fee” has the meaning set forth in Section 9.3(b).

“Opexa Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Opexa included in Opexa’s Report on Form 10-Q filed with the SEC for the period ended March 31, 2017.

“Opexa Warrants” means the outstanding warrants to purchase Opexa Capital Stock set forth in Section 3.4(a) of the Opexa Disclosure Schedule.

“Ordinary Course of Business” means, in the case of each of Acer and Opexa and for all periods, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, (a) the Ordinary Course of Business of each Party shall also include any actions expressly required or permitted by this Agreement, including the Contemplated Transactions, and (b) the Ordinary Course of Business for Acer shall also include actions undertaken in connection with preparing to become a SEC reporting company listed on the NASDAQ Capital Market and.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Party” or “Parties” means Acer, Merger Sub and Opexa.

“Permitted Alternative Agreement” means an Acquisition Agreement that constitutes a Superior Offer.

“Permitted Opexa Asset Sale” has the meaning set forth in Section 4.2(b)(viii).

“Person” means any individual, Entity or Governmental Body.

“Pillsbury” has the meaning set forth in Section 5.1(c).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Preferred Stock Conversion” has the meaning set forth in Section 5.16.

“Proxy Statement / Prospectus / Information Statement” means the proxy statement/prospectus/information statement to be sent to Acer’s stockholders in connection with the approval of this Agreement and the Merger (by signing the Acer Stockholder Written Consent) and to Opexa’s shareholders in connection with the Opexa Shareholders’ Meeting.

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“Representatives” means directors, officers, other employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Required Acer Stockholder Vote” has the meaning set forth in Section 2.2(b).

“Required Merger Sub Stockholder Vote” has the meaning set forth in Section 3.2(b).

“Required Opexa Shareholder Vote” has the meaning set forth in Section 3.2(b).

“Response Date” has the meaning set forth in Section 1.6(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subscription Agreement” has the meaning set forth in the Recitals.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 10% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

“Subsidiary” means an Entity of which another Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited, bona fide Acquisition Proposal (with all references to 10% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Opexa Board of Directors or the Acer Board of Directors, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor, if any (i) is more favorable, from a financial point of view, to the Opexa Shareholders or the Acer Stockholders, as applicable, than the terms of the Merger; and (ii) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if (A) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party or (B) if the consummation of such transaction is contingent on any such financing being obtained.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any

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Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“TBOC” means the Texas Business Organizations Code.

“Terminated Opexa Associate Payments” has the meaning set forth in Section 5.6(a).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

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Annex B

Amendment to Certificate of Formation—Name Change

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF FORMATION

OF

OPEXA THERAPEUTICS, INC.

Pursuant to the provisions of Section 3.053 of the Texas Business Organizations Code, Opexa Therapeutics, Inc., a Texas corporation (the “Corporation”), hereby adopts the following Certificate of Amendment to its Restated Certificate of Formation (the “Restated Certificate”).

ARTICLE I.

The name of the Corporation is Opexa Therapeutics, Inc. The file number issued to the Corporation by the Secretary of State of the State of Texas is 118585600 and the date of formation of the Corporation is March 15, 1991.

ARTICLE II.

The Restated Certificate is hereby amended by replacing Article I in its entirety as follows:

“The name of the Corporation is Acer Therapeutics Inc.”

ARTICLE III.

This Certificate of Amendment to the Restated Certificate has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the Corporation.

ARTICLE IV.

This Certificate of Amendment shall become effective on                     , 2017 at         Central Daylight Time.

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Dated: , 2017
Neil K. Warma
President and Chief Executive Officer

B-1

Annex C

Amendment to Certificate of Formation—Reverse Stock Split

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF FORMATION

OF

OPEXA THERAPEUTICS, INC.

Pursuant to the provisions of Section 3.053 of the Texas Business Organizations Code, Opexa Therapeutics, Inc., a Texas corporation (the “Corporation”), hereby adopts the following Certificate of Amendment to its Restated Certificate of Formation (the “Restated Certificate”).

ARTICLE I.

The name of the Corporation is Opexa Therapeutics, Inc. The file number issued to the Corporation by the Secretary of State of the State of Texas is 118585600 and the date of formation of the Corporation is March 15, 1991.

ARTICLE II.

The Restated Certificate is hereby amended by replacing the last paragraph at the end of Article IV in its entirety as follows:

“Upon this Certificate of Amendment to the Restated Certificate of Formation becoming effective pursuant to the Texas Business Organizations Code of the State of Texas (the “Effective Date”), each share of Common Stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Date, shall be, and hereby is, reclassified as and changed into [one-     (1/    th)] of a share of Common Stock, par value $0.01 per share (the “New Common Stock”). Each outstanding stock certificate which immediately prior to the Effective Date represented one or more shares of Old Common Stock shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by [one-     (1/    th)] and rounding such number down to the nearest whole integer, and shares of Old Common Stock held in uncertificated form shall be treated in the same manner. The Corporation shall not be required to issue or deliver any fractional shares of New Common Stock. Each holder of such New Common Stock shall be entitled to receive for such fractional interest, and at the Effective Date any such fractional interest in such shares of New Common Stock shall be converted into the right to receive, an amount in cash, without interest, determined by multiplying (i) such fractional share interest to which the holder would otherwise be entitled by (ii) the closing price of the Common Stock (on a post-reverse-split basis as adjusted for the amendment effected hereby) on the trading day immediately prior to the Effective Date on The NASDAQ Capital Market, or, if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Board of Directors. Shares of Common Stock that were outstanding prior to the Effective Date and that are not outstanding after the Effective Date shall resume the status of authorized but unissued shares of Common Stock.”

ARTICLE III.

This Certificate of Amendment to the Restated Certificate has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the Corporation.

C-1

ARTICLE IV.

This Certificate of Amendment shall become effective on                     , 2017 at          Central Daylight Time.

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Dated: , 2017
Neil K. Warma
President and Chief Executive Officer

C-2

Annex D

Section 262 of the Delaware General Corporation Law

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20. Indemnification of Directors and Officers

Section 8.101 of the Texas Business Organizations Code, or the TBOC, authorizes Opexa to indemnify certain persons, including any person who was, is or is threatened to be made a named defendant or respondent in a threatened, pending or completed action or other proceeding, because the person is or was a director or officer, against judgments and reasonable expenses actually incurred by the person in connection with the threatened, pending or completed action or other proceeding. Opexa is required by Section 8.051 of the TBOC to indemnify a director or officer against reasonable expenses actually incurred by him or her in connection with a threatened, pending, or completed action or other proceeding in which he or she is a named defendant or respondent because he or she is or was a director or officer if he or she has been wholly successful, on the merits or otherwise, in the defense of the action or proceeding.

Opexa’s restated certificate of formation, as amended, provides that none of its directors shall be personally liable to Opexa or its shareholders for monetary damages for an act or omission in such director’s capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (i) a breach of the director’s duty of loyalty to Opexa or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to Opexa or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, or (iv) an act or omission for which the liability of the director is expressly provided by an applicable statute.

Opexa’s restated certificate of formation, as amended, and amended and restated bylaws, as amended, provide that Opexa shall indemnify its officers, directors, agents and any other persons to the fullest extent permitted by applicable law. Opexa’s directors and officers are covered by insurance indemnifying them against certain liabilities which might be incurred by them in their capacities as such. Pursuant to terms of their employment contracts, certain of Opexa’s officers are entitled to indemnification in their capacity as such and to the fullest extent permitted by applicable law.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of Opexa in which indemnification would be required or permitted. Opexa is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of The Woodlands, State of Texas, on the 8th day of August, 2017.

Opexa Therapeutics, Inc.

By:	/s/ Neil K. Warma
Name:	Neil K. Warma
Title:	President, Chief Executive Officer and Acting Chief Financial Officer

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neil K. Warma Neil K. Warma	President, Chief Executive Officer, Acting Chief Financial Officer and a Director (Principal Executive Officer, Principal Financial and Accounting Officer)	August 8, 2017

*	Director	August 8, 2017
Timothy C. Barabe

*	Director	August 8, 2017
Hans-Peter Hartung, M.D.

*	Director	August 8, 2017
Gail J. Maderis

*	Director	August 8, 2017
Michael S. Richman

*By:	/s/ Neil K. Warma
Neil K. Warma
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1^	Agreement and Plan of Merger, dated as of June 30, 2017, by and among Opexa Therapeutics, Inc., Opexa Merger Sub, Inc. and Acer Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to Opexa’s Current Report on Form 8-K (File No. 001-33004), as filed with the SEC on July 3, 2017, and included as Annex A to the proxy statement/prospectus/information statement).

2.2^	Form of Support Agreement, by and between Opexa Therapeutics, Inc. and certain directors, officers and shareholders of Acer Therapeutics Inc. (incorporated by reference to Exhibit 2.2 to Opexa’s Current Report on Form 8-K (File No. 001-33004), as filed with the SEC on July 3, 2017).

2.3^	Form of Support Agreement, by and between Acer Therapeutics Inc. and certain directors, officers and shareholders of Opexa Therapeutics, Inc. (incorporated by reference to Exhibit 2.3 to Opexa’s Current Report on Form 8-K (File No. 001-33004), as filed with the SEC on July 3, 2017).

2.4^*	Subscription Agreement, dated as of June 30, 2017, by and among Acer Therapeutics Inc. and each purchaser listed on Annex A thereto.

3.1	Restated Certificate of Formation of Opexa Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to Opexa’s Current Report on Form 8-K filed on July 26, 2012).

3.2	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Opexa Therapeutics, Inc. (incorporated by reference to Exhibit 4.2 to Opexa’s Current Report on Form 8-K filed on July 26, 2012).

3.3	Certificate of Amendment of the Restated Certificate of Formation of Opexa Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to Opexa’s Current Report on Form 8-K filed on December 14, 2012).

3.4	Certificate of Amendment to the Restated Certificate of Formation of Opexa Therapeutics, Inc., effective as of September 9, 2015 (incorporated by reference to Exhibit 3.1 to Opexa’s Quarterly Report on Form 10-Q filed on November 10, 2015).

3.5	Certificate of Amendment to the Restated Certificate of Formation of Opexa Therapeutics, Inc., effective as of September 28, 2015 (incorporated by reference to Exhibit 3.1 to Opexa’s Current Report on Form 8-K filed on September 28, 2015).

3.6	Amended and Restated By-laws, as amended (incorporated by reference to Exhibit 3.3 to Opexa’s Annual Report on Form 10-K filed on March 8, 2011, File No. 001-33004).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.7 to Opexa’s Registration Statement on Form S-3 filed on November 13, 2009, File No. 333-163108).

4.2	Form of Series I Warrant issued on July 25, 2012 (incorporated by reference to Exhibit 4.1 to Opexa’s Current Report on Form 8-K filed on July 26, 2012).

4.3	Form of Series J Warrant issued on January 23, 2013 (incorporated by reference to Exhibit 4.1 to Opexa’s Current Report on Form 8-K filed on January 23, 2013).

4.4	Form of Series K Warrant issued on January 30, 2013 (incorporated by reference to Exhibit 4.1 to Opexa’s Current Report on Form 8-K filed on January 30, 2013).

4.5	Form of Securities Purchase Agreement, dated as of February 7, 2013, by and between Opexa Therapeutics, Inc. and each investor signatory thereto (incorporated by reference to Exhibit 10.1 to Opexa’s Current Report on Form 8-K filed on February 7, 2013).

Exhibit Number	Description of Document

4.6	Form of Series M Warrant issued on April 9, 2015 (incorporated by reference to Exhibit 4.11 to Opexa’s Registration Statement on Form S-1, as amended (File No. 333-201731), originally filed on January 28, 2015).

4.7	Warrant Agreement, dated February 25, 2015, by and between Opexa Therapeutics, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Opexa’s Quarterly Report on Form 10-Q filed on May 12, 2015).

4.8	Subscription Agent Agreement, dated February 25, 2015, by and between Opexa Therapeutics, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Opexa’s Quarterly Report on Form 10-Q filed on May 12, 2015).

4.9	Amended and Restated Series N Warrants issued on March 14, 2016 (incorporated by reference to Exhibit 4.13 to Opexa’s Annual Report on Form 10-K filed on March 15, 2016).

5.1*	Legal Opinion of Pillsbury Winthrop Shaw Pittman LLP.

8.1*	Legal Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding tax matters.

8.2*	Legal Opinion of Foley Hoag LLP regarding tax matters.

10.1+	Opexa Therapeutics, Inc. June 2004 Compensatory Stock Option Plan (incorporated by reference to Exhibit B to Opexa’s Definitive Information Statement on Schedule 14C filed on June 29, 2004, File No. 000-25513).

10.2+	Certificate of Amendments to the Opexa Therapeutics, Inc. June 2004 Compensatory Stock Option Plan (incorporated by reference to Exhibit 10.15 of Opexa’s Annual Report on Form 10-K filed March 5, 2010, File No. 001-33004).

10.3+	Opexa Therapeutics, Inc. 2010 Stock Incentive Plan, as amended and restated (incorporated by reference to Appendix A to Opexa’s Definitive Proxy Statement on Schedule 14A filed on April 11, 2016).

10.4+	Form of award agreement for awards to be made under the Opexa Therapeutics, Inc. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Opexa’s Quarterly Report on Form 10-Q filed August 14, 2014).

10.5+	Employment Agreement dated June 16, 2008 by and between Opexa Therapeutics, Inc. and Neil K. Warma (incorporated by reference to Exhibit 10.1 to Opexa’s Current Report on Form 8-K filed on June 18, 2008, File No. 001-33004).

10.6	License Agreement dated September 5, 2001 by and between Opexa Therapeutics, Inc. (as successor) and Baylor College of Medicine (incorporated by reference to Exhibit 10.1 of Opexa’s Quarterly Report on Form 10-Q filed August 11, 2016).

10.7	Lease dated August 19, 2005 by and between Opexa Therapeutics, Inc. and Dirk D. Laukien (incorporated by reference to Exhibit 10.13 to Opexa’s Annual Report on Form 10-KSB filed March 31, 2006, File No. 000-25513).

10.8	First Amendment to Lease Agreement, dated May 11, 2015, by and between Opexa Therapeutics, Inc. and Dirk D. Laukien (incorporated by reference to Exhibit 10.2 to Opexa’s Quarterly Report on Form 10-Q filed on May 12, 2015).

10.9	License Agreement dated January 13, 2006 by and between Opexa Therapeutics, Inc. and Shanghai Institute for Biological Services (incorporated by reference to Exhibit 10.23 to Opexa’s Registration Statement on Form SB-2 (Amendment No. 1) filed February 9, 2006, File No. 333-126687).

Exhibit Number	Description of Document

10.10	Form of restricted stock agreement for awards to be made under the Opexa Therapeutics, Inc. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Opexa’s Quarterly Report on Form 10-Q filed on May 12, 2015).

10.11	Stock Purchase Agreement by and between Opexa Therapeutics, Inc. and the purchasers party thereto, dated September 1, 2015 (incorporated by reference to Exhibit 10.1 to Opexa’s Current Report on Form 8-K filed on September 1, 2015).

10.12	Amendment to Stock Purchase Agreement by and between Opexa Therapeutics, Inc. and the purchasers party thereto, dated March 14, 2016 (incorporated by reference to Exhibit 10.21 to Opexa’s Annual Report on Form 10-K filed on March 15, 2016).

10.13+	Offer Letter, dated March 2, 2010, by and between Opexa Therapeutics, Inc. and Don Healey (incorporated by reference to Exhibit 10.22 to Opexa’s Annual Report on Form 10-K filed on March 15, 2016).

10.14	Sales Agreement, dated March 25, 2016, by and between Opexa Therapeutics, Inc. and IFS Securities, Inc. (doing business as Brinson Patrick, a division of IFS Securities, Inc.) (incorporated by reference to Exhibit 10.1 to Opexa’s Current Report on Form 8-K filed on March 25, 2016).

10.15	Assignment and Assumption of Lease, dated February 1, 2017, by and between Opexa Therapeutics, Inc. and KBI Biopharma, Inc. (incorporated by reference to Exhibit 10.1 to Opexa’s Current Report on Form 8-K filed on February 1, 2017).

10.16◆*	Agreement of Access and Use of Clinical Trial Data dated as of August 3, 2016, by and between L’Assistance Publique—Hôpitaux de Paris and Acer Therapeutics Inc.

10.17◆*	Exclusive License Agreement dated as of April 4, 2014 by and between Baylor College of Medicine and Acer Therapeutics Inc.

10.18*	First Amendment to License Agreement dated April 28, 2014 by and between Baylor College of Medicine and Acer Therapeutics Inc.

10.19*	Second Amendment to License Agreement dated March 17, 2015 by and between Baylor College of Medicine and Acer Therapeutics Inc.

10.20*	Third Amendment to License Agreement dated September 8, 2016 by and between Baylor College of Medicine and Acer Therapeutics Inc.

10.21+*	Letter Agreement dated February 5, 2016 between Harry Palmin and Acer Therapeutics Inc.

10.22+*	Consulting Agreement dated February 5, 2016 by and between Acer Therapeutics Inc. and Harry Palmin.

10.23+*	First Amendment to Consulting Agreement dated May 5, 2016 by and between Acer Therapeutics Inc. and Harry Palmin.

10.24+*	Second Amendment to Consulting Agreement dated November 4, 2016 by and between Acer Therapeutics Inc. and Harry Palmin.

10.25+*	Business Advisory Agreement dated as of September 1, 2015 by and between Extera Partners LLC (as assignee of EPLS LLC) and Acer Therapeutics Inc.

10.26*	Amendment to Business Advisory Agreement dated as of August 24, 2016 by and between Extera Partners LLC and Acer Therapeutics Inc.

Exhibit Number	Description of Document

10.27+*	Severance Agreement dated as of March 8, 2016 by and between Acer Therapeutics Inc. and Robert D. Steiner, M.D.

10.28+*	Severance Agreement dated as of April 8, 2016 by and between Acer Therapeutics Inc. and Benjamin Dewees.

10.29+*	Separation Agreement dated as of June 16, 2017 by and between Benjamin Dewees and Acer Therapeutics Inc.

10.30+*	Indemnification Agreement dated as of April 21, 2016 between Acer Therapeutics Inc. and Luc Marengere.

10.31+*	Indemnification Agreement dated as of July 8, 2015 between Acer Therapeutics Inc. and Chris Schelling.

10.32+*	Indemnification Agreement dated as of October 2, 2015 between Acer Therapeutics Inc. and Stephen Aselage.

10.33*	Indemnification Agreement dated as of July 8, 2015 between Acer Therapeutics Inc. and Harry Palmin.

10.34+*	Indemnification Agreement dated as of October 19, 2015 between Acer Therapeutics Inc. and John Dunn.

10.35*	Amendment No. 1 to Opexa Therapeutics, Inc. Amended and Restated 2010 Stock Incentive Plan.

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Opexa’s Annual Report on Form 10-K filed on March 29, 2013).

23.1#	Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm to Opexa Therapeutics, Inc.

23.2#	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm to Acer Therapeutics Inc.

23.3*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1 hereto).

23.4*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 8.1 hereto).

23.5*	Consent of Foley Hoag LLP (included in Exhibit 8.2 hereto).

24.1*	Powers of Attorney (included on the signature page to this Registration Statement on Form S-4).

99.1*	Form of Opexa Therapeutics, Inc. Proxy Card.

99.2*	Proposed form of Certificate of Amendment of Certificate of Formation of Opexa Therapeutics, Inc. (included as Annex B to the proxy statement/prospectus/information statement).

99.3*	Proposed form of Certificate of Amendment of Certificate of Formation of Opexa Therapeutics, Inc. (included as Annex C to the proxy statement/prospectus/information statement).

99.4*	Consent of Chris Schelling to serve as a director of Opexa Therapeutics, Inc.

99.5*	Consent of Stephen J. Aselage to serve as a director of Opexa Therapeutics, Inc.

99.6*	Consent of Hubert Birner to serve as a director of Opexa Therapeutics, Inc.

99.7*	Consent of Michelle Griffin to serve as a director of Opexa Therapeutics, Inc.

99.8*	Consent of John M. Dunn to serve as a director of Opexa Therapeutics, Inc.

Exhibit Number	Description of Document

99.9*	Consent of Luc Marengere to serve as a director of Opexa Therapeutics, Inc.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase.

101.LAB*	XBRL Taxonomy Extension Label Linkbase.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase.

◆	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the SEC.
#	Filed herewith.
+	Management contract or compensatory plan or arrangement.
*	Previously filed.
^	The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.